Form 20-F
period 2002-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2003-07-01
CIK 1164771

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ]     REGISTRATION  STATEMENT  PURSUANT  TO  SECTION  12(b) or 12(g) OF THE
        SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934

        For the fiscal year ended  December 31, 2002 (with other  information to
        May 1, 2003 except where noted)

                                       OR

[ ]     TRANSITION  REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the transition period from _______________ to _______________

                              CIK Number 0001164771
                         Commission file number 0-31224

                         NORTHERN DYNASTY MINERALS LTD.
--------------------------------------------------------------------------------
               (Exact name of Registrant specified in its charter)

                         NORTHERN DYNASTY MINERALS LTD.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                       SUITE 1020, 800 WEST PENDER STREET
                  VANCOUVER, BRITISH COLUMBIA, CANADA, V6C 2V6
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                         COMMON SHARES WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                                (Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

         Title of Each Class Name of each exchange on which registered
     ---------------------------- -----------------------------------------
                              None Not applicable

 Securities registered or to be registered pursuant to Section 12(g) of the Act

                         Common Shares without Par Value
--------------------------------------------------------------------------------
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.

                                      None

        Number of outstanding shares of Northern Dynasty's only class of capital stock as on December 31, 2002

             15,015,323 Common Shares Without Par Value (the number
                  outstanding on May 1, 2003 was 18,058,723).

       Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the SECURITIES EXCHANGE
     ACT OF 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 NOT APPLICABLE

              Indicate by check mark which financial statement item
                       Registrant has elected to follow:

                            Item 17 [ X ] Item 18 [ ]

      (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING
                              THE PAST FIVE YEARS)

  Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the SECURITIES
        EXCHANGE ACT OF 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 NOT APPLICABLE

                           CURRENCY AND EXCHANGE RATES

       All monetary amounts contained in this Registration Statement are, unless otherwise indicated, expressed in Canadian dollars. On May 1,
           2003 the Federal Reserve noon rate for Canadian Dollars was
       US$1.00:Cdn$1.4188 (see Item 4 for further historical Exchange Rate
                                  Information).

                                TABLE OF CONTENTS

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS........................................58

ITEM 15   [RESERVED]....................................................58

ITEM 16   [RESERVED]....................................................58

ITEM 17   FINANCIAL STATEMENTS..........................................58

ITEM 18   FINANCIAL STATEMENTS..........................................58

ITEM 19   EXHIBITS......................................................58

                                     PART 1

ITEM 1        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only)

ITEM 2        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only)

ITEM 3        KEY INFORMATION

A.       SELECTED FINANCIAL DATA

The following  constitutes  selected financial data for Northern Dynasty for the last five fiscal years ended December 31, 2002, in Canadian  dollars,  presented in accordance with Canadian generally accepted  accounting  principles  ("GAAP")
and United States GAAP.

(Cdn$) As at December 31

                                       ------------------------------------------------------------------------
Balance Sheet Data                               2002           2001           2000         1999           1998
                                          ------------    -----------    -----------  -----------   -----------
Total assets according to financial
statements (CDN GAAP)(1)                     $685,149     $2,588,367     $2,644,832   $2,801,227    $2,860,059
Total Assets (US GAAP)(2)                     685,149      2,588,367      2,644,832    2,801,227     2,860,059
Total liabilities                             186,288        768,544          4,500        4,500         7,818
Share capital                              11,035,977      7,907,717      7,273,342    7,270,842     7,270,842
Deficit (CDN GAAP)                      $(11,200,387)   $(6,087,894)   $(4,633,010) $(4,474,115)  $(4,418,601)
Deficit (US GAAP)                       $(11,200,387)   $(6,087,894)   $(4,633,010) $(4,474,115)  $(4,418,601)
(Cdn$) As at December 31

                                       ------------------------------------------------------------------------
Period End Balances                              2002           2001           2000         1999          1998
                                           ----------      ---------      ---------    ---------     ---------
(as at)
Working capital                              $496,048     $1,816,289     $2,639,000   $2,792,214    $2,846,549
Equipment, net                                  2,813          3,534          1,332        4,513         5,692
Mineral property interests                        ---            ---            ---          ---           ---
Shareholders' equity                          498,861      1,819,823      2,640,332    2,796,727     2,852,241
Number of outstanding Shares               15,515,223      9,292,455      7,182,455    7,177,455     7,177,455

No cash or other dividends have ever been declared.

(Cdn$) As at December 31

                                       ------------------------------------------------------------------------
Statement of Operations Data                     2002           2001           2000         1999          1998
                                          -----------     ----------       --------      -------      ---------
Investment and Other Income                 ($10,676)       $108,631       $157,138     $110,336      $151,332
General and administrative expenses           771,881        395,121        316,033      165,850       268,294
Writedown of mineral property
interests and investments                         ---             --             --           --     (660,139)
Exploration Expenditures                    4,329,936      1,168,394             --           --            --
Income (loss) according to financial
statements (CDN GAAP)                     (5,112,493)    (1,454,884)      (158,895)     (55,514)     (777,101)
Income (loss) from continuing
operations per Common Share                    (0.41)         (0.20)         (0.02)       (0.01)        (0.13)
Income (loss) per Share (US GAAP)(2)           (0.41)         (0.20)         (0.02)       (0.01)        (0.13)

Notes:
        (1) Northern  Dynasty follows  Canadian GAAP applicable to junior mining exploration  companies whereby mineral  exploration  expenditures can be deferred on prospective  properties  until such time as it is determined that further  exploration is not  warranted,  at which time the property costs are written off.  Under US GAAP  exploration  costs are  generally written off as  incurred  unless  there is a  feasibility  report  which confirms  the  existence  of economic  ore making the  recovery of costs likely.  As  Northern  Dynasty did not record any  deferred  exploration expenditures  as of  December  31, 2001 there is no  difference  between presentation of Northern  Dynasty's  accounts under Canadian and US GAAP as of that date nor for the fiscal  years  ended  December  31, 2001 and
        2000.

        (2) Statement of Financial  Accounting  Standards No. 128:  Earnings per
        Share ("SFAS 128")  replaces the  presentation  of primary  earnings per share ("EPS") with a presentation  of both basic and diluted EPS for all entities with complex capital structures,  including a reconciliation of each numerator and denominator.  Basic EPS excludes dilutive  securities and is computed by dividing income  available to common  stockholders by the  weighted-average  number of common shares outstanding for the year.
        Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully diluted EPS pursuant to previous accounting  pronouncements.  SFAS
        128 applies equally to loss per share  presentations.  Stock options and warrants  outstanding  were not included in the  computation  of diluted loss per share as their inclusion would be antidilutive.

On  May 1,  2003  the  Federal  Reserve  noon  rate  for  Canadian  Dollars  was
US$1.00:Cdn$1.4188.  The following table sets out the exchange  rates,  based on
the   noon   buying   rates  as   posted   on  the   Bank  of   Canada   website
(www.bankofcanada.ca), for the conversion of Canadian dollars into United States dollars.  These  rates  are  comprised  of those in effect at the end of the six months  including  and  immediately  prior to December  31, 2001 and the average exchange rates and the range of high and low exchange rates for such periods.

                                          For year ended December 31
                 ---------------------------------------------------------------
                         2002         2001         2000        1999         1998
                         ----         ----         ----        ----         ----
End of Period            1.58         1.59         1.52        1.47         1.54
Average for Period       1.57         1.55         1.49        1.49         1.48
High for Period          1.62         1.60         1.56        1.53         1.58
Low for Period           1.50         1.49         1.43        1.44         1.41

THE FOLLOWING TABLE SETS OUT THE HIGH AND LOW EXCHANGE RATES,  BASED ON THE NOON
BUYING RATES AS POSTED ON THE BANK OF CANADA WEBSITE  (WWW.BANKOFCANADA.CA)  FOR
THE CONVERSION OF CANADIAN  DOLLARS INTO UNITED STATES DOLLARS IN EFFECT FOR THE
FOLLOWING MONTHS.

                      Monthly Low and High Exchange Rates:

Month                       Low           High
-----                       ---           ----
May, 2003                   1.34          1.43
April, 2003                 1.43          1.49
March, 2003                 1.46          1.50
February, 2003              1.48          1.53
January, 2003               1.58          1.62
December, 2002              1.55          1.58
November, 2002              1.56          1.59

See Item 17 for accompanying  audited year-end financial statements (prepared in accordance with Canadian GAAP) for further details.

B.       CAPITALIZATION AND INDEBTEDNESS

Not applicable (this is an Annual Report only)

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable (this is an Annual Report only)

D.       RISK FACTORS

NORTHERN  DYNASTY'S RECENTLY OPTIONED PEBBLE PROPERTY CONTAINS NO KNOWN RESERVES
OF ORE.  Although there is a known body of mineralization on the Pebble Property
(see Items 4, 7 and 19),  there are no known  reserves  or body of  commercially viable ore and the Pebble  Property must be considered an  exploration  prospect only. Extensive additional  exploration work is required before Northern Dynasty can ascertain if any mineralization may be economic. Exploration for minerals is
a  speculative   venture   necessarily   involving   substantial  risk.  If  the
expenditures  Northern  Dynasty  makes on the Pebble  Property  do not result in discoveries  of  commercial  quantities  of ore,  the value of  exploration  and acquisition  expenditures will be totally lost and the value of Northern Dynasty stock resale negatively impacted.

FURTHER FUNDING NEEDED TO EXPLORE AND RETAIN RIGHTS TO PEBBLE PROPERTY. Northern
Dynasty's  means of generating  funds is through the sale of common shares,  and
Northern Dynasty will need to continue to find buyers for its treasury shares in order to generate  sufficient funds to allow Northern Dynasty to conduct further exploration on the Pebble Property after  completion of the planned  exploration program.  If Northern  Dynasty cannot fund  exploration  its share value will be severely  negatively  impacted.  Northern  Dynasty believes that as a minimum it will  need to raise $2  million  over the next one to two  years to  pursue  the current level of exploration of the Pebble Property.  The Pebble Option requires expenditures to make failing which Northern Dynasty will lose its interest.

NORTHERN  DYNASTY  HAS NO  HISTORY  OF  EARNINGS  AND NO  FORESEEABLE  EARNINGS.
Northern Dynasty has a history of 18 years of losses. Northern Dynasty may never be  profitable.  Northern  Dynasty  has paid no  dividends  on its shares  since incorporation  and does  not  anticipate  paying  dividends  in the  foreseeable future. A failure to eventually achieve  profitability will negatively impact on
Northern Dynasty's share value.

ASSETS  MAY BE  SUBJECT  TO FUTURE  WRITE-DOWNS.  Northern  Dynasty's  financial statements have been prepared  assuming that Northern  Dynasty will continue its business on a going-concern basis; however unless additional funding is obtained this assumption will have to change and Northern  Dynasty's assets may then have to be written-down from carrying values based on costs to asset prices which are realizable in insolvency or distress circumstances.

SIGNIFICANT  POTENTIAL  EQUITY DILUTION AND END OF LOCK-UPS.  At April 30, 2003,
Northern  Dynasty had  18,058,723  common  shares and 1,175,750  share  purchase options and 6,277,018  warrants  outstanding.  The resale of outstanding  shares from the exercise of dilutive  securities could have a depressing  effect on the market for Northern  Dynasty's  shares. At April 30, 2003,  dilutive  securities represent approximately 41.3% of Northern Dynasty's currently issued shares.

EXPLORATION IS A RISKY BUSINESS.  The exploration for mineral deposits  involves significant  financial  and other risks over an extended  period of time,  which even a  combination  of careful  evaluation,  experience  and  knowledge may not eliminate.  Few  properties  that are explored  are  ultimately  developed  into producing  mines.  Factors  beyond  Northern  Dynasty's  control will affect the marketability of any substances discovered.  Metal prices have fluctuated widely in recent years and in  particular,  gold and copper prices have been  depressed for  several  years.  Even  if  exploration  is  successful  (and a mine  deemed warranted),  mining  requires  huge capital  investment,  long capital  recovery periods and it is difficult to suspend operations pending a recovery of prices.

RISK OF ADVERSE GOVERNMENT POLICIES.  Government regulations relating to mineral rights tenure,  permission to disturb  wilderness areas and the right to operate and export minerals can adversely affect Northern Dynasty.  Northern Dynasty may not be able to obtain all necessary licenses and permits that may be required to carry  out  exploration  at our  projects.  Environmental  concerns  in  general continue to be a significant  challenge for Northern Dynasty as they are for all exploration companies. Any changes in regulations or shift in political attitude are  beyond  the  control  of  Northern  Dynasty  and may  adversely  affect its business.

ENVIRONMENTAL RISKS. Unexpected  environmental damage from spills, accidents and severe  acts of nature  such as  earthquakes  are  risks  which may not be fully insurable and if catastrophic could mean the total loss of shareholders' equity.

VOLATILITY OF NORTHERN  DYNASTY'S  SHARES COULD CAUSE  INVESTOR LOSS. The market price of a publicly  traded  stock,  especially  a junior  resource  issuer like
Northern  Dynasty,  is affected by many  variables in addition to those directly related to exploration  successes or failures.  Such factors include the general condition  of market for junior  resource  stocks,  the  strength of the economy generally, the availability and attractiveness of alternative  investments,  and the  breadth of the public  market for the stock.  The effect of these and other factors on the market  price of the common  shares on the TSX  Venture  suggests
Northern  Dynasty's  shares will continue to be volatile.  Therefore,  investors could suffer  significant  losses if Northern  Dynasty's shares are depressed or illiquid when an investor  seeks  liquidity  and needs to sell Northern  Dynasty shares.

NORTHERN  DYNASTY'S  DIRECTORS,  OFFICERS AND STAFF ARE ONLY PART-TIME.  Most of
Northern Dynasty's  directors and officers serve as officers and/or directors of other resource exploration companies and, as such, are engaged and will continue to be engaged in the search for additional  resource  opportunities on behalf of such other  companies.  In particular,  the success of Northern  Dynasty and its ability to  continue to carry on  operations  is  dependent  upon its ability to retain the services of Bruce Youngman,  Vice-President,  Ronald Thiessen,  Chief
Executive Officer and Jeffrey Mason, Chief Financial Officer. (See Item 7.)

MANAGEMENT MAY BE SUBJECT TO CONFLICTS OF INTEREST DUE TO AFFILIATION WITH OTHER
RESOURCE  COMPANIES.  As most of Northern Dynasty's directors and officers serve as officers and/or directors of other resource  exploration  companies which are themselves  engaged in the search for additional  opportunities,  situations may arise where these directors and officers are presented with or identify resource exploration  opportunities  and may be or  perceived to be in  competition  with
Northern Dynasty for exploration opportunities. Such potential conflicts, if any arise, will be dealt with in accordance with the relevant  provisions of British
Columbia  corporate and common law.  Northern  Dynasty's  directors and officers expect that participation in exploration prospects offered to the directors will be  allocated  between  the  various  companies  that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate.  In addition,  all of Northern  Dynasty's officers and directors  have a  financial  interest in other  resource  issuers to which they serve as  management  and hence may never be  financially  disinterested  in the outcomes of these potential conflict of interest situations.  This situation may
require  that  shareholders   favorably  consider   ratification  of  directors'
decisions where financial  conflicts arise resulting in uncertainty with respect to completion of such matters.

NORTHERN  DYNASTY'S  MANAGEMENT  MAY NOT BE SUBJECT TO U.S.  LEGAL  PROCESS.  As
Canadian citizens and residents,  Northern Dynasty's  directors and officers may not subject themselves to U.S. legal proceedings,  so that recovery on judgments issued  by  U.S.  courts  may  be  difficult  or  impossible.  While  reciprocal enforcement of judgment legislation exists between Canada and the U.S., Northern
Dynasty's  insiders may have defences available to avoid in Canada the effect of
U.S. judgments under Canadian law, making  enforcement  difficult or impossible.
Northern Dynasty's  management may not have any personal assets available in the
U.S.  to  satisfy  judgments  of  U.S.  courts.   Therefore,   Northern  Dynasty
shareholders in the United States may have to avail themselves of remedies under
Canadian  corporate  and  securities  laws for perceived  oppression,  breach of fiduciary  duty and like legal  complaints.  Canadian  law may not  provide  for remedies equivalent to those available under U.S. law.

LIKELY PFIC STATUS HAS POSSIBLE  ADVERSE TAX  CONSEQUENCES  FOR U.S.  INVESTORS.
Potential investors who are U.S. taxpayers should be aware that Northern Dynasty expects to be classified for U.S. tax purposes as a passive  foreign  investment company  ("PFIC") for the current  fiscal year, and may also have been a PFIC in prior years, and may also be a PFIC in subsequent  years. This status arises due to the fact that Northern  Dynasty's  excess  exploration  funds are invested in interest-bearing,  securities  creating "passive income" which, while modest and ancillary to the  exploration  business,  is Northern  Dynasty's  only source of income.  If  Northern  Dynasty is a PFIC for any year  during a U.S.  taxpayer's holding period, then such a U.S. taxpayer,  generally, will be required to treat any so-called "excess  distribution"  received on its common shares, or any gain realized upon a disposition of common shares,  as ordinary  income and to pay an interest charge on a portion of such  distribution or gain,  unless the taxpayer makes a qualified  electing fund ("QEF") election or a  mark-to-market  election with respect to the shares of Northern Dynasty.  In certain  circumstances,  the sum of the tax and the  interest  charge  may  exceed  the  amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S.  taxpayer who makes a QEF election  generally must report on a current  basis its share of Northern  Dynasty's  net capital  gain and  ordinary earnings  for any year in  which  Northern  Dynasty  is a PFIC,  whether  or not
Northern Dynasty  distributes any amounts to its  shareholders.  A U.S. taxpayer who makes the mark-to-market  election generally must include as ordinary income each year the  excess of the fair  market  value of the common  shares  over the taxpayer's tax basis therein.  (See also ITEM 10E - Passive  Foreign  Investment
Company.)

SHARES OF NORTHERN  DYNASTY  MAY BE  ADVERSELY  AFFECTED  BY PENNY STOCK  RULES.
Northern  Dynasty's stock may be subject to U.S. "Penny Stock" rules,  which may make the stock more  difficult to trade on the open market.  Northern  Dynasty's common shares have traded on the TSX Venture  Exchange  ("TSX  Venture",  or its
predecessor  exchange) since 1994. For further details on the market performance of  Northern  Dynasty's  common  stock,  see "Item 5 Nature of Trading  Market."
Although  Northern  Dynasty's  common  stock  trades on the TSX  Venture,  it is subject to U.S.  "penny  stock" rules.  A "penny stock" is generally  defined by regulations of the U.S.  Securities and Exchange Commission ("SEC") as an equity security with a market price of less than US$5.00 per share.  However, an equity security  with a market price under US$5.00 will not be considered a penny stock if it fits within any of the following exceptions:

         (i) the equity  security  is listed on Nasdaq or a national  securities exchange;

         (ii) the issuer of the equity security has been in continuous operation for LESS than three years, and either has (a) net tangible assets of at
         least  US$5,000,000,   or  (b)  average  annual  revenue  of  at  least
         US$6,000,000; or

         (iii)  the  issuer  of the  equity  security  has  been  in  continuous operation for MORE than three years,  and has net tangible assets of at least US$2,000,000.

If an investor  buys or sells a penny stock,  SEC  regulations  require that the investor receive,  prior to the transaction,  a disclosure  explaining the penny stock market and associated risks.  Furthermore,  trading in Northern  Dynasty's common  stock is  currently  subject to Rule 15g-9 of the  Exchange  Act,  which relates to  non-Nasdaq  and  non-exchange  listed  securities.  Under this rule, broker/dealers who recommend Northern Dynasty's securities to persons other than established  customers  and  accredited  investors  must make a special  written suitability  determination for the purchaser and receive the purchaser's written agreement to a transaction  prior to sale.  Securities are exempt from this rule if their market price is at least $5.00 per share.

Penny  stock  regulations  will  tend to reduce  market  liquidity  of  Northern
Dynasty's common stock because they limit the broker/dealers'  ability to trade, and a purchaser's  ability to sell, the stock in the secondary  market.  The low price of Northern Dynasty's common stock has a negative effect on the amount and percentage of transaction costs paid by individual  shareholders.  The low price of Northern  Dynasty's  common stock also limits Northern  Dynasty's  ability to raise additional capital by issuing additional shares. There are several reasons for these  effects.  First,  the  internal  policies  of  certain  institutional investors  prohibit the purchase of low-priced  stocks.  Second,  many brokerage houses do not  permit  low-priced  stocks to be used as  collateral  for  margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices  tend to  discourage  individual  brokers from  dealing in  low-priced stocks.  Finally,  broker's commissions on low-priced stocks usually represent a higher  percentage of the stock price than  commissions on higher priced stocks.
As a result,  Northern Dynasty's shareholders may pay transaction costs that are a higher percentage of their total share value than if Northern  Dynasty's share price were substantially higher.

The rules  described  above  concerning  penny stocks may  adversely  affect the market liquidity of Northern Dynasty's securities. Northern Dynasty believes its shares will likely continue to be thinly traded,  and that its stock is a "penny stock" as its  tangible  assets  (basically  cash) are likely to decline to less than US$2 million.  For more information about penny stocks,  contact the Office of  Filings,  Information  and  Consumer  Services  of the U.S.  Securities  and
Exchange Commission,  450 Fifth Street, N.W.,  Washington,  D.C. 20549 telephone
(202) 272-7440.

SIGNIFICANT  POTENTIAL  EQUITY  DILUTION  AND END OF  LOCK-UPS.  At May 1, 2003,
Northern  Dynasty had  18,058,723  common  shares and 1,175,750  share  purchase options and 6,277,018  warrants  outstanding.  The resale of outstanding  shares from the exercise of dilutive  securities could have a depressing  effect on the market  for  Northern  Dynasty's  shares.  At May 1, 2003,  dilutive  securities represent approximately 42% of Northern Dynasty's currently issued shares.

ITEM 4        INFORMATION ON THE COMPANY

SUMMARY

A. HISTORY AND DEVELOPMENT OF NORTHERN DYNASTY

1. The legal name of the corporation  which is the subject of this Annual Report on Form 20F is "Northern Dynasty Minerals Ltd."

2.  Northern  Dynasty  was  incorporated  on May 11,  1983 under the laws of the
Province of British  Columbia,  Canada.  Northern  Dynasty was  incorporated  as
"Dynasty Resources Inc." and subsequently  changed its name on November 30, 1983 to "Northern  Dynasty  Explorations  Ltd."  Northern  Dynasty became a reporting company  in the  Province  of  British  Columbia  on April 10,  1984 by having a receipt  issued for its initial  prospectus  offering  by the  British  Columbia
Securities  Commission.  Northern  Dynasty was formerly  listed on the Vancouver
Stock Exchange (now the TSX Venture Exchange and herein generally "TSX Venture")
from 1984-1987,  interlisted on the Toronto Stock Exchange from  1987-1993,  and unlisted but remained in good standing with all securities commissions from 1993 to 1994, and thereupon listed solely on TSX Venture from 1994 to present.

3.  Northern  Dynasty  continues  to subsist  under the laws of the  Province of
British Columbia, Canada. Northern Dynasty's business office is located at Suite
1020 - 800 West Pender  Street,  Vancouver,  British  Columbia V6C 2V6 telephone
(604) 684-6365.  Northern  Dynasty's  registered legal office is located c/o its
British Columbia  attorneys at Suite 1500, 1055 West Georgia Street,  Vancouver,
British Columbia V6E 4N7 telephone (604) 689-9111.

4. During the period 1984-1993,  Northern Dynasty held a participating  interest in the Little Bald  Mountain  Project in Nevada,  from which  modest-scale  gold production and cash flow was obtained.  Northern Dynasty utilized this cash flow and the proceeds  from other  financings  to conduct  exploration  programs on a number of  properties  in  Nevada,  USA,  Ontario,  Canada  and  Yukon,  Canada.
Subsequently  all these  properties  were written off or written down to nominal value.  In 1994,  Northern  Dynasty's  name was  changed  to  "Northern  Dynasty
Minerals Ltd." and it was  reorganized,  including a change of  management,  new investors and a three old for one new common share  consolidation (also known as a "reverse-split"), and relisted on the Vancouver Stock Exchange.

On October 29, 2001,  Northern  Dynasty  entered  into an agreement  with Hunter
Dickinson Group Inc. ("HDG"), a non-arm's length party, to acquire up to 100% of
HDG's interest in certain options granted by Teck Cominco American  Incorporated
("Teck Cominco") in its Pebble Property (herein called the "Pebble  Property" or the  "Pebble  Project")  with HDG  retaining  a carried  interest  (callable  by
Northern  Dynasty) to the point of the  exercise of the first  option  under the
Pebble  Property  Agreements  (see Item 3). HDG acquired its interest  from Teck
Cominco, a subsidiary of one of Canada's largest mining companies.  The terms of the option are described below.

5. Northern Dynasty has made no material capital  expenditures  (there have been no material  divestitures)  over the three fiscal years ended  December 31, 2001 except for the Pebble Property acquisition and related matters described herein.

B.       BUSINESS OVERVIEW

NORTHERN DYNASTY'S BUSINESS STRATEGY AND PRINCIPAL ACTIVITIES

Northern  Dynasty  is  in  the  business  of  acquiring  and  exploring  mineral exploration  properties.  Its current  principal  focus is on exploration of the optioned gold/copper prospect known as Pebble Property,  which is located in the
State of Alaska.  In October  2001,  it acquired  the right to earn up to a 100%
interest in the Pebble Property from Teck Cominco American Incorporated and HDG.
The first of the two options permits Northern Dynasty to purchase the previously drilled portions of the prospect on which the known  mineralization  exists (the
"Resource Lands Option").  The Resource Lands Option expires  November 30, 2004, and requires payments of cash and shares aggregating in excess of US$10 million.
The second part of the Option permits  Northern Dynasty to earn a minimum of 50%
(and  up to  100%)  interest  in the  remainder  of  the  Pebble  Property  (the
"Exploration  Lands") by doing 60,000 feet of  exploration  drilling by November
30,  2004 of which  15,000  feet must be  drilled  by  November  30,  2002,  and thereafter  a  minimum  of 6,000  feet must be  drilled  in each  calendar  year starting  January 1, 2003.  To August 31,  2002,  Northern  Dynasty  had drilled
36,353 feet on the Exploration Lands.

Northern Dynasty has compiled all of the project's  technical data and completed an  exploration  program,  comprising of 37,093 feet of core drilling in May and
August 2002.  Technical staff also re-logged core from Teck Cominco  drilling at the Pebble deposit, and commissioned independent engineering firm Snowden Mining
Industry  Consultants  to estimate the mineral  resources  based on a geological block model (see Pebble Property Overview).

Northern Dynasty's plans for fiscal 2003 are to continue exploration  activities to  determine  if  sufficient  mineralization  exists on the Pebble  Property to warrant further exploration and the payment of additional option  considerations to  Teck  Cominco.  Northern  Dynasty's  exploration  activities  have  included planning and carrying out an  exploration  program of core  drilling and related work,  compiling and analyzing drill results,  outlining or "scoping" the extent and  quality of  mineralization,  and filing  notices  and  results of work with government officials to maintain the Pebble Property claims in good standing.

Under the Teck Cominco  Options,  Northern  Dynasty  committed to and  completed
15,000 ft of drilling by November  30, 2002 at an  estimated  total cost of $2.0 million.  In 2003,  Northern  Dynasty's  commitments  are at least 6,000 feet of drilling on the Exploration Lands. Northern Dynasty's current working capital is approximately  $500,000,  so it will  need to  raise  funds  to  meet  its  2003 commitments,  and it will need to raise  additional  funds to cover  the  future exploration  programs  and the ongoing  administrative  costs.  However,  if the equity  markets for junior  resource  issuers are not  receptive  to  additional financings, Northern Dynasty will have to reduce the planned expenditures. There can be no assurance that Northern  Dynasty will obtain  additional  financing on acceptable  terms (or at all), and failure to obtain such financing could result in the loss of Northern Dynasty's interest in the Pebble Project.

Northern Dynasty does not have any operating revenue,  although  historically it
has  had  annual  interest  revenue  as  a  consequence  of  investing   surplus
exploration  funds pending the  completion  of  exploration  programs.  Although exploration  activities can be more challenging in winter  conditions,  Northern
Dynasty's business cannot really be said to be seasonal in nature. Metals prices have  traditionally  seen  multi-year  cycles of higher and lower prices,  which often  impact the  availability  of  exploration  funds in years with  depressed prices.

Alaska Statutes 38.05.185 and following establish the rights to mining claim and mineral  leases on lands owned by the State of Alaska and open to mineral entry.
This group of statutes also covers annual labour, annual rental, and royalties.

Operations  on claims or leases on state  owned land must be  permitted  under a plan of  operations  as set out in 11 Alaska  Administrative  Code 86.800.  This
regulation  generally provides that the State Division of Mining can be the lead agency in coordinating  the comments of all agencies,  which must consent to the issuance of a plan of operations,  and sets the requirements for the approval of a plan of operations.

Environmental  conditions  are  controlled by Alaska  Statute  46.08  (prohibits release of oil and hazardous substances), Alaska Statute 46.03.060 and following
(sets  water  quality  standards),  and Alaska  Statute  46.14 (sets air quality standards).

C.       ORGANIZATIONAL STRUCTURE

Northern Dynasty has one non-material subsidiary, Northern Dynasty Mines Inc., a company incorporated under the laws of Alaska.

D.       PROPERTY, PLANTS AND EQUIPMENT

Neither  the  Pebble  Property,  nor any other of  Northern  Dynasty's  property interests, has any mining, plant or equipment located thereon.

PEBBLE PROPERTY INFORMATION - ABBREVIATIONS, MEASUREMENT

(I)      GEOLOGICAL TERMS AND MINERAL SYMBOLS

Composite  Hydrothermal

        Created by hydrothermal  process or processes in which there is evidence of more System  than one centre or source of  hydrothermal  fluids,  and potentially more than one mineral deposit.

Hydrothermal Alteration

        Alteration of rocks or minerals by the reaction of hot, or hydrothermal, water with  pre-existing  (or host) rocks or  minerals.  The products of this  reaction  may also be a  hydrothermal  mineral  deposit,  that is, gangue and ore minerals that have been  deposited in fractures,  faults, breccia openings, etc., by replacement or open-space filling from watery fluids of 50-700o C temperature and of 1-3 kilobars pressure.

Induced  Polarization

        A  geophysical  survey  used to  identify a feature  that  appears to be different  from ("IP") Survey the typical or background  survey  results
        when  tested  for  levels  of  electro-conductivity;   IP  detects  both
        chargeable,  pyrite-bearing  rock and non-conductive  rock that has high content of quartz.

        Mineral Symbols Au - Gold; Ag - Silver; Al - Aluminum; Cu - Copper; Fe -
        Iron; Mo - Molybdenum;  Na - Sodium; O - Oxygen; Pb - Lead; S - Sulphur;
        Zn - Zinc.

Porphyry deposit

        A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

(II)     CURRENCY AND MEASUREMENT

All  currency  amounts in this  Registration  Statement  are stated in  Canadian dollars unless otherwise indicated (see Item 3A for exchange rate information).

The following measurements may be used.

      Ton     Imperial measure equal to 2,000 pounds.

      Tonne   Metric measure of mass equal to 1,000 kilograms or 2,204.6 pounds.

Conversion of metric units into imperial equivalents is as follows:

                 Metric Units    Multiply by        Imperial Units
                 ------------    -----------        --------------
                 hectares             2.471         = acres
                 metres               3.281         = feet
                 kilometres           0.621         = miles (5,280 feet)
                 grams                0.032         = ounces (troy)
                 tonnes               1.102         = tons (short) (2,000 lbs)
                 grams/tonne          0.029         = ounces (troy)/ton

PEBBLE PROPERTY, ALASKA, OVERVIEW

In October 2001, Northern Dynasty acquired two inter-related  options whereby it can acquire  interests  in two areas of an Alaskan  mineral  prospect  currently owned by a major mining company.  Previous exploration on the prospect, known as
the  Pebble   Property,   indicates   that  it  contains  a  large   tonnage  of
porphyry-style  copper and gold  mineralization  that will require more detailed drilling and technical  studies to assess its economic  viability.  The first of the two options  permits  Northern  Dynasty to purchase the  previously  drilled portions of the prospect on which the known mineralization exists (the "Resource
Lands  Option").  The Resource  Lands  Option  expires  November  30, 2004,  and requires payments of cash and shares aggregating in excess of US$10 million. The second part of the Option permits Northern Dynasty to earn a minimum of 50% (and up to 100%) interest in the remainder of the Pebble  Property (the  "Exploration
Lands") by doing 60,000 feet of  exploration  drilling by November 30, 2004, and then forming a joint venture with the senior mining company.

In 2002,  Northern  Dynasty  completed  approximately  37,000 feet in core drill holes to explore for  porphyry-style  deposits on the property,  of which 36,353 feet were drilled on the Exploration Lands. The work indicates that the Property might contain economical porphyry, skarn and vein/shear gold deposits.  Northern
Dynasty geological staff also re-logged 104 holes that had been drilled into the
Pebble deposit by previous operators, in order to gain a better understanding of
the  geology  and  to  identify  key   geological   controls  for   higher-grade
mineralization.  In  2003,  the  Company  commissioned  an  independent  mineral resource estimate that indicates the Pebble deposit contains significant amounts of higher-grade  mineralization than was previously estimated.  Northern Dynasty intends to complete a core drilling program to assess the extent of higher-grade material  within the Pebble porphyry  deposit,  follow up on new deposit targets discovered  in 2002,  and  explore  for  additional  deposits  on the  property;
however, it will have to raise additional funds to carry on this exploration and to participate in a potential joint venture on the Exploration  Lands.  Northern
Dynasty has the right to pay most of the option consideration in cash or shares, at its election.

PEBBLE PROPERTY OPTION AGREEMENTS

LEGAL AGREEMENTS OVERVIEW

In October 2001, Northern Dynasty was assigned a two-part option by Teck Cominco
American  Incorporated  ("Teck Cominco"),  a major mining company,  which option allows Northern Dynasty,  until November 30, 2004 to purchase either or both of:
(i) the part of the Pebble  Property  which hosts the Pebble  deposit  described herein  (the  "Resource  Lands") for US$10  million in cash or Northern  Dynasty shares (Northern Dynasty has made required interim option payments of US$250,000 cash plus 1 million shares and 750,000  warrants to Teck  Cominco),  and (ii) if
Northern Dynasty  completes the purchase of the Resource Lands, it may, by doing a total of  60,000  feet of  exploration  drilling  (of which  33,653  feet were completed  in 2002),  acquire the right to joint  venture the  remainder  of the
Pebble  Property (the  "Exploration  Lands") with Teck Cominco (50:50 sharing of costs),  or instead of a joint  venture,  Teck Cominco may decide to simply sell out its 50% balance of the Exploration Lands for US$4 million.

ASSIGNMENT OF PEBBLE OPTION FROM HUNTER DICKINSON GROUP INC., A RELATED PARTY

By an assignment  agreement dated October 29, 2001 between  Northern  Dynasty as assignee  and  Hunter  Dickinson  Group  Inc.  ("HDG")  as  assignor,  (the "HDG
Assignment") (see Item 7), Northern Dynasty was assigned the right to acquire up to a 100% interest in two discrete but interdependent  options granted to HDG by
Teck Cominco,  respecting its 22,582 hectare  "Pebble"  copper/gold  prospect in southwestern  Alaska.  The two options relate to separate portions of the Pebble
Property  which are referred to as the  "Resource  Lands" on which a mineralized body has already been  outlined by Teck  Cominco,  and the  "Exploration  Lands"
which  constitute  the  remainder of the Pebble  Property  area.  In this Annual
Information  Form,  these two options are  referred  to as the  "Resource  Lands
Option" and the "Exploration  Lands Option" and together they are referred to as the "Teck Cominco Options".  HDG is a private company owned by certain directors of Northern  Dynasty and their  associates  and hence is not at arm's  length to
Northern Dynasty. (See Item 7)

Under  the  HDG  Assignment,   Northern  Dynasty  has  been  assigned  at  HDG's
out-of-pocket  costs of $586,966  (which  includes  HDG's 2001  exploration  and additional  property  staking  costs  related  to the Pebble  Property),  an 80%
interest in the Teck Cominco  Options,  together with the right to acquire HDG's retained 20% interest which is a "carried" interest and further described below.
In 2001 after acquiring the Teck Cominco Options, HDG completed additional claim staking  (adding  to  the  Exploration  Lands)  and  conducted  geophysical  and geochemical surveys on the Pebble Property at a cost of approximately  $537,000.
Under  the terms of the HDG  Assignment,  HDG is  carried  with  respect  to its retained 20% interest (the  "Carried  Interest")  meaning that Northern  Dynasty must  incur  100% of all  exploration  costs and 100% of all  underlying  option payments to Teck Cominco  required by the Teck  Cominco  Options to the point of exercise of the Resource  Lands Option  (assuming  Northern  Dynasty  decides to pursue exercise of the Teck Cominco Options  respecting  which Northern  Dynasty retains full discretion).  Northern Dynasty may purchase (or "call") the Carried
Interest for a 90-day period commencing at the time that, and in the event that,
Northern  Dynasty  exercises  the  Resources  Lands Option which  requires  that
Northern Dynasty have made interim option payments to Teck Cominco (all of which have been made,  as  described  below) as well as the  balloon  payment of US$10 million by November  30, 2004  (extended  by one year to November 30, 2004 in an amending  agreement  dated  December 19, 2002 for the  consideration  of 200,000 shares  issued  by  the  Company).  The  Carried  Interest  call  price  is  the independently  appraised value of the Carried Interest which call amount will be payable by  Northern  Dynasty in common  shares of  Northern  Dynasty  valued at market at that time.  If Northern  Dynasty  does not call the Carried  Interest, then after the  Resource  Lands  Option is  exercised,  HDG shall  thereupon  be responsible  for its 20% share of all  subsequent  exploration  and  development expenses  related to the Pebble  Property in a joint venture ("JV") to be formed on the terms  disclosed  below,  which JV terms are  materially  the same as the potential  Teck  Cominco:Northern  Dynasty JV related to the  Exploration  Lands
Option.

BASIC OPTION TERMS

(I) RESOURCE LANDS

The Resource  Land Option allows  Northern  Dynasty to explore the entire Pebble property until November 30, 2004, at which time Northern  Dynasty is required to elect whether to purchase the 36 claims of the Resource  Lands which include the
Pebble  gold/copper  deposit by paying  Teck  Cominco  US$10  million in cash or
Northern  Dynasty  common shares valued at US$10  million.  If Northern  Dynasty elects to issue shares to Teck Cominco in lieu of cash,  Northern  Dynasty shall manage in good faith the resale of any of its shares  issued to Teck  Cominco by seeking investors to purchase them and by using reasonable efforts to achieve an orderly  resale market for these  shares.  Any excess of Teck  Cominco's  resale proceeds will be credited against Northern Dynasty's future option  requirements and any share resale  shortfall must be made up by Northern  Dynasty to maintain the Teck Cominco  Options in good  standing  (that is,  Northern  Dynasty is not liable for any shortfall on resale of its shares;  however, the consequence of a shortfall which is not "topped up" in cash or shares is that Northern  Dynasty's rights under the Teck Cominco Options will be forfeited).  The required  interim option payments to Teck Cominco have all been made, including US$250,000 in cash plus 500,000  two-year share purchase  warrants  (exercisable at $0.75) prior to
December  31,  2001 (which  consideration  was paid on  December  31,  2001) and
500,000  shares and 500,000  two-year share purchase  warrants  (exercisable  at
$1.15) prior to March 31, 2002 (which  consideration was paid on March 28, 2002)
and a further  500,000  shares and 250,000  warrants  before  December  31, 2002
(which  consideration was paid on December 19, 2002). As per amending agreement, an additional 200,000 shares were issued to Teck Cominco on December 19, 2002 to extend the  deadline to purchase the  Resource  Lands from  November 30, 2003 to
November 30, 2004.

(II) EXPLORATION LANDS

If Northern  Dynasty  purchases  the  Resource  Lands under the  Resource  Lands
Option,  it also has the right under the Exploration  Lands Option to earn a 50%
interest  in the  adjacent  "Exploration  Lands" by  completing  60,000  feet of drilling by November 30, 2004.  When  Northern  Dynasty  completes the drilling,
Teck  Cominco  can either  elect to match our future  expenditures  by forming a
50:50 JV or sell its 50% interest in the Exploration  Lands to Northern  Dynasty for US$4  million and  retaining a 5% net profits  interest.  To August 31, 2002
Northern Dynasty has completed 36,353 feet of drilling on the Exploration Lands.

FURTHER DETAILS OF PEBBLE OPTION

BACKGROUND

The Teck Cominco Options were originally granted to HDG pursuant to a memorandum of  understanding  dated May 1, 2001, which was superseded by a letter agreement dated October 29, 2001, which coincided with the formal HDG Assignment,  both of which  were  supplemented  by a  written  consent  of  Teck  Cominco  to the HDG
Assignment  also dated  October 29,  2001.  Under the terms of the Teck  Cominco
Options, Teck Cominco represented that it is the sole legal and beneficial owner of the Pebble Property's Resource Lands and Exploration Lands, has good title to same and the exclusive right to enter grant the Teck Cominco  Options,  and that the mineral  interests are held free and clear of liens and security  interests.
Teck  Cominco  also   represented   there  were  no  outstanding   work  orders,
environmental  matters  nor any  basis  for  litigation  respecting  the  Pebble
Property. Teck Cominco owns only the mineral titles and does not own any surface rights.

INTERIM OPTION PAYMENT REQUIREMENTS

The  interim  option  requirements,  all of which  have  been  paid by  Northern
Dynasty,  are a  pre-condition  for the exercise of either of the Resource Lands
Option and the Exploration  Lands Option,  are that Northern  Dynasty must have, prior to December 31, 2001,  paid  US$250,000  cash and issued 500,000  Northern
Dynasty warrants having an exercise price which is the closing price of Northern
Dynasty's shares on the day following the date of the public announcement of the transaction.  The  transaction was announced on November 1, 2001 and on November
2, 2001 the closing  share price of Northern  Dynasty  common  shares on the TSX
Venture  was  $0.75.  The cash  payment of  US$250,000  and the  two-year  $0.75 warrants  were  delivered to Teck  Cominco on December  31,  2001.  This initial tranche of 500,000  warrants has an expiry date of December 31, 2003. The second interim option  payment,  requiring that Northern  Dynasty allot and issue on or before March 31, 2002 a further  500,000  common  shares plus  500,000  two-year common share purchase  warrants  (exercisable  at $1.15),  was delivered to Teck
Cominco on March 28, 2002. The third interim option requirement is that Northern
Dynasty allot and issue, on or before  December 31, 2002, an additional  500,000 shares plus 250,000 warrants with warrants (exercisable at $0.60), was delivered to Teck Cominco on December 19, 2002.

POSSIBLE TOP-UPS ON RESALE PROCEEDS OF NORTHERN DYNASTY SHARES

If Teck Cominco wishes to resell the shares  received  under the  aforementioned interim option payment  tranches,  it will give notice to Northern  Dynasty by a date that is within 180 days from issuance of each  tranche.  If Teck Cominco so elects,  Northern  Dynasty  shall  manage  the  resale  of these  shares on Teck
Cominco's behalf within six months of the initial US$250,000 tranche, and within twelve  months in the case of shares  issued out of the exercise of the warrants of the first tranche, and twelve months for shares in the tranches due March 31,
2002 and  December  31,  2002,  with the  requirement  to  obtain a  minimum  of
US$250,000 in resale  proceeds  from each such tranche paid to Teck Cominco.  If the proceeds exceed US$250,000 from the resale of shares from any tranche,  then the amount payable to exercise the Resource  Lands Option or  Exploration  Lands
Option  will be  reduced by the amount of the  excess,  and should  there be any deficiencies in the proceeds from the sale of any tranche, Northern Dynasty must provide  additional  cash or shares to "top-up" the shortfall so that the stated
dollar amount required to be received by Teck Cominco is achieved, failing which the Teck Cominco Options will terminate  (without  liability to Northern Dynasty for the  shortfall).  If Teck Cominco does not give notice to sell by the notice to sell deadline of six and twelve months,  as the case may be, there will be no minimum proceeds  requirement on the resale of those shares.  The application of proceeds to reduce the amount payable to exercise the Options shall not apply to the  resale of shares  issued to Teck  Cominco  as a result of the  exercise  of
Northern Dynasty warrants.

RESOURCE LANDS - BALLOON PAYMENT REQUIREMENT

Northern Dynasty may purchase the Resource Lands under the Resource Lands Option by paying US$10 million,  less any of the excess resale  proceeds  received from resale by or on behalf of Teck Cominco of the interim  option  share  issuances, and must pay this sum to Teck Cominco on or before  November 30, 2004  (extended from  November  30, 2003 to November  30,  2004 by an amending  agreement  dated
December 19, 2002) or,  alternatively,  may issue to Teck Cominco by that date a number of Northern  Dynasty shares as is equivalent to US$10 million  divided by the five-day  trading average of Northern  Dynasty's shares as at the date prior to the issuance. Teck Cominco may give notice to Northern Dynasty that it wishes to liquidate the shares,  in which case Northern Dynasty shall manage the resale of those  shares so that the  return to Teck  Cominco  is US$10  million  if the shares are resold within the following 12 months from the date of notice to sell or US$11 million if sold within the following 24 months, but in either case with a minimum  requirement of US$1 million per 3-month period.  Any shares remaining after the required US$10 million consideration has been received by Teck Cominco will be returned to Northern Dynasty's  treasury for cancellation,  and if there are any  deficiencies  in the resale  proceeds,  Northern  Dynasty  must provide top-up shares or the cash equivalent until the minimum is achieved failing which the option will terminate  (without  liability for the shortfall).  The Resource
Lands  Option  will not be deemed to be  exercised  until the  minimum  required consideration  has been received by Teck Cominco.  If Teck Cominco does not give notice  by the  notice  to sell  deadline,  there  will be no  minimum  proceeds requirement.  If Northern  Dynasty does not exercise the Resource  Lands Option, both Teck Cominco Options will terminate.

EXPLORATION LANDS - OPTION REQUIREMENTS FOR DRILLING AND JOINT VENTURE

Providing  Northern  Dynasty  exercises the Resource  Lands  Option,  it has the exclusive  option to earn an initial  50% working  interest  in the  Exploration
Lands in which event  Northern  Dynasty and Teck Cominco will  establish a joint venture with each party  thereafter  contributing  its  respective  50% share of future  exploration and development costs relating to the Exploration  Lands. In order to exercise the Exploration  Lands Option,  Northern Dynasty must complete
60,000 feet of core  drilling on the  Exploration  Lands by November 30, 2004 of which  15,000 feet must be drilled by November  30, 2002  (36,353  feet had been completed  by August 31,  2003) and Northern  Dynasty  must  thereafter  drill a minimum  of 6,000  feet in each  calendar  year  starting  January  1,  2003.  A requirement  that  Northern  Dynasty must drill  15,000 feet on certain  targets agreed to by Teck Cominco was fulfilled by the Company in 2002.

TECK COMINCO'S ELECTION TO "PUT" ITS REMAINING INTEREST TO NORTHERN DYNASTY

If Northern Dynasty exercises the Exploration Lands Option, Teck Cominco in turn has the option,  exercisable  upon notice to Northern  Dynasty within 90 days to either sell to Northern  Dynasty Teck  Cominco's  remaining  50% interest in the
Exploration  Lands or enter into a joint venture with Northern Dynasty with each party having a 50%  interest.  If Teck Cominco  elects to sell its 50% interest, then  Northern  Dynasty  must  purchase  the  interest and pay Teck Cominco US$4 million and grant Teck Cominco a net profits royalty (as described below) on any mine in the  Exploration  Lands.  Prior to the recovery of the capital  costs of constructing a mine on the  Exploration  Lands,  the net profits royalty will be based  upon  the net  cash  flow  from the  sale of  minerals  after  operating, marketing,  distribution and debt-financing repayments to a maximum of 4% of the net cash flow.  Following payback of any mine's capital costs, the royalty is 5%
of net  profits.  The US$4 million  price for the 50% interest  shall be paid in cash or, at Northern  Dynasty's option in Northern Dynasty shares,  based on the
5-day trading  average prior to the date of issuance.  If Teck Cominco elects to liquidate these shares,  it may, by notice to Northern  Dynasty require Northern
Dynasty to manage the resale of these  shares with a view to  realizing at least
US$4 million over the 12-month period after the notice.  Any  deficiencies  from this figure will require  Northern  Dynasty to provide  top-up shares or cash so that the  minimum is  achieved  failing  which the Option  will  terminate.  Any
Northern  Dynasty shares  remaining unsold after the maximum of US$4 million has been realized will be returned to Northern  Dynasty's treasury for cancellation.
If Teck  Cominco  does not give  notice of sale by the notice to sell  deadline, there is no resale proceeds protection, and if Teck Cominco elects to sell after the notice to sell  deadline,  then Northern  Dynasty may retain  control of the share resale process for a 48-month  period with any profit or loss on the share resale  (measured  from the initial  issuance  value) will be for the account of
Teck  Cominco.  Northern  Dynasty  must  direct the resale of the shares in good faith with a view to  maximizing  Teck  Cominco's  proceeds with all such resale activities in compliance with applicable US and Canadian securities laws and the policies of the TSX Venture.  All negotiations between Northern Dynasty and Teck
Cominco took place in Canada. Teck Cominco American Incorporated is a US holding subsidiary of Teck Cominco Ltd. (shares listed on The Toronto Stock Exchange and bonds  listed on AMEX).  Any  securities  issued to Teck  Cominco will be issued relying  on the  exemption  from US  registration  found  in Rule  903(c)(1)  of
Regulation S to the United States  Securities Act of 1933 and are expected to be eligible  for  resale  through  the  TSX  Venture  Exchange  under  Rule  904 to
Regulation S.

JOINT VENTURE TERMS

Other business terms  respecting the Teck Cominco  Options require that Northern
Dynasty will  determine  and fund work  programs to be carried out on the Pebble
Property and will generally  have sole and exclusive  possession of the Resource
Lands and Exploration Lands to do such work.  Northern Dynasty shall perform its obligations in a proper manner in accordance with sound mining practices and all applicable  laws and shall be obliged to keep the Resource Lands and Exploration
Lands  free from liens or  encumbrances  and shall  provide  Teck  Cominco  with regular reports on Northern Dynasty's activities.  In the event Northern Dynasty elects to terminate the Teck Cominco Options prior to the exercise  thereof,  it shall leave the Resource  Lands and  Exploration  Lands in a condition  which is reclaimed with respect to Northern Dynasty's activities and will deliver to Teck
Cominco  all  information  and data in its  possession  and will ensure that all contractors and suppliers have been paid. Registered legal title to the Resource
Lands and  Exploration  Lands will remain with Teck Cominco during the period of the  Options,  and Northern  Dynasty has provided an indemnity  for Teck Cominco with respect to its  activities  on the Pebble  Property  during the Option term including an obligation to maintain third party liability insurance.

In the event the  Exploration  Lands Option is exercised and Teck Cominco elects to form a joint venture  respecting the Exploration  Lands,  each of the parties will hold a 50% JV  interest  and either  party can  choose  from time to time a portion of the  Exploration  Lands to complete a project  prefeasibility  study.
Within 90 days of the formation of the joint venture,  Northern Dynasty and Teck
Cominco will alternate in selecting from the Exploration Lands designated areas, which are sufficiently  advanced to warrant a prefeasibility study with Northern
Dynasty  designating  first. The designating party will act as operator and will be required to complete a prefeasibility study within two years of selecting the specified  area  (measuring  up to 3.5 square km by 3.5 square km). A management committee  will be formed to  approve  programs  of  exploration,  and the party acting as  operator  will be entitled to a cost  recovery  based on  third-party contractor costs to reflect its own overhead expenses which recovery ranges from
10% to 5% on single-party  contracts and 2% to 3% on mine operating costs.  Each party must elect to contribute its  proportionate  share of ongoing  exploration costs, and if a party elects not to contribute,  the 50/50 initial  interests of the parties will be adjusted so that each party holds an interest  proportionate to its contribution to total exploration costs. If a party's interest in reduced to less than 10%, it will be deemed to have conveyed its working interest to the other party and will be entitled to the net profits royalty described above. The joint venture will have an area of interest pursuant to which each party will be obligated to contribute  any acquired  mineral  interests in the vicinity of the
Pebble Project to the joint venture.

ADDITIONAL REQUIREMENTS OF TECK COMINCO

By Consent to Assignment  dated October 29, 2001, Teck Cominco  consented to the
HDG Assignment,  assigning the Teck Cominco Options to Northern  Dynasty subject to  certain  provisos  including  that in the event  Northern  Dynasty  does not exercise its right to call the Carried Interest, the Resource Lands Option price shall be  increased  from  US$10  million to US$12  million.  The  Consent  also provides that HDG and Northern Dynasty provide a cross-guarantee of each other's obligations to Teck Cominco,  and an  acknowledgement  that Northern Dynasty has the right to make all elections and  communications on behalf of HDG and certain like  matters to ensure  Teck  Cominco  need only look to  Northern  Dynasty for certainty as to the legal positions of both HDG and Northern Dynasty.

AMENDING AGREEMENT DATED DECEMBER 19, 2002

By an Option  Agreement  Amendment  dated  December 19, 2002,  Northern  Dynasty issued an additional  200,000 share to Teck Cominco to defer  obligations  under the  Resource  Lands  Option for a one-year  period,  from  November 30, 2003 to
November 30, 2004.

PEBBLE PROPERTY GEOLOGICAL DISCUSSION - OVERALL SUMMARY

The following  summary is derived from a 2001  independent  technical  report by
M.J. Casselman, P.Geo., an in-house technical report completed in February 2003, and  a  May  2003  independent  technical  report  by  Snowden  Mining  Industry
Consultants.

The Pebble copper-gold  porphyry project is situated in southwest Alaska, 380 km southwest of Anchorage and 95 km from  tidewater at Cook Inlet (Figure 1), in an area of rolling hills and low mountains, at elevations ranging from 250 m to 850
m above sea level.

Since the initial  discovery of gold  mineralization  at the Pebble  property in
1987, several core drill programs by a past operator have outlined a copper-gold
"porphyry"  deposit (a type of mineral  deposit  in which the ore  minerals  are widely  disseminated  and of generally low grade but large tonnage).  Based upon
110 drill  holes  totalling  18,353  m, a large  body of  low-grade  copper-gold porphyry  mineralization was identified over an area measuring 1.7 km by 1.7 km, within which there are areas of higher-grade mineralization.

In 2003, Northern Dynasty  commissioned an independent mineral resource estimate by engineering firm Snowden Mining Industry Consultants Inc. ("Snowden") of West
Perth,  Australia.  Inferred  Mineral  Resources  estimated  by Snowden  are 1.0 billion tonnes grading 0.40 g/t gold, 0.30% copper, and 0.015% molybdenum (0.61%
copper-equivalent)  above a cut-off  grade of 0.30%  copper-equivalent.  Snowden
also  estimates  that  the  Pebble  deposit  contains   significant  amounts  of
higher-grade  mineralization:  141 million tonnes of 0.67 g/t gold, 0.48% copper and 0.019% molybdenum (0.97%  copper-equivalent)  above a cut-off grade of 0.80%
copper-equivalent.  (Source:  May 2003  technical  report  prepared for Northern
Dynasty  by  Paul  Blackney,  B.Sc.  (Hons.),  MAusIMM,  MAIG,  and  Michael  J.
Casselman,  P.Geo.) This  mineralization  would require more detailed  technical studies to assess its economics and hence is not  considered to be ore and hence does not constitute reserves.

The Pebble deposit occurs in the  northeastern  corner of a 89 square km Induced
Polarization  chargeability (IP - a ground  penetrating  electrical  geophysical survey that detected  sulphide-bearing rock) anomaly,  measuring 21 km in length and up to 9 km in width.  Northern  Dynasty  believes that the Pebble deposit is associated  with  only  one of  several  coalescing  sulphide-rich  hydrothermal systems  combining to create the large anomaly.  The 2002 core drilling  program was designed to test the potential of the system to host one or more  additional copper-gold  porphyry  deposits,  and resulted in new  porphyry,  skarn and vein discoveries (Figure 2).

Previous  preliminary  engineering studies outlined several road access options, including a 130 km access route connecting the Pebble project to a site suitable for a deep-draft  ocean port on Cook Inlet.  Preliminary  CESL  engineering work also  indicated  that  power  requirements  could  be met by  natural  gas  from currently producing offshore wells in Cook Inlet, and transported by pipeline to
the  property.   A  number  of  possible   sites  for   processing   facilities,
accommodations,  tailings storage,  and waste rock disposal were also evaluated.
Preliminary metallurgical testwork indicated good recoveries for both copper and gold,  within the range  experienced  at other  producing  copper-gold  porphyry mines. Additional studies will be required to substantiate metal recoveries,  or if  possible  improve  them,  and  to  substantiate  power,  infrastructure  and environmental  requirements.  It should be noted  that  notwithstanding  certain exploration  and  initial  engineering  work  conducted  by Teck  Cominco,  they subsequently  elected to farm-out their interest to Northern Dynasty for reasons that were not shared with Northern Dynasty.

The principal objective of Northern Dynasty's exploration on the Pebble property is to update  the  established  resources  and fully  delineate  additional  the higher-grade  copper-gold  mineralization in order to provide mill feed required for more rapid  recovery of capital costs during the initial years of production from any potential  mining  operation.  Northern  Dynasty  completed a Phase One drilling  program in 2002,  involving 68 holes  totaling  11,306 m (37,093 feet)
(Figure  3)  to  commence  testing  of  the  many  targets  within  the  89  km2 hydrothermal  system.  This  program was highly  successful  and resulted in the discovery of a new porphyry  copper-gold-molybdenum  deposit,  a porphyry copper zone,  a  gold-copper  skarn and several  high-grade  gold veins.  In  addition,
Northern  Dynasty  completed a geological  model for the Pebble deposit based on detailed examination of Teck Cominco's drill holes (Figure 4).

The Company is now proceeding to formulate Phase Two drilling plans. The program is being designed to expand and delineate the good-grade  gold-copper-molybdenum portions  within the giant Pebble porphyry  deposit,  as well as the significant new porphyry,  skarn and vein  discoveries  made by Northern  Dynasty during its
Phase  One  program.  Additional  drilling  is also  being  planned  to test new high-grade and bulk tonnage,  gold-only targets, and to assess the potential for
additional   porphyry   deposits   within  several   untested,   large-scale  IP
chargeability anomalies.

PEBBLE PROPERTY - FURTHER PARTICULARS OF TECHNICAL MATTERS

LOCATION AND ACCESS

The Pebble  Property  is  centered  at latitude 59 degrees 53 minutes 54 seconds
North and  longitude  155 degrees 17 minutes 44 seconds  West in the Bristol Bay region of southwestern Alaska. It is approximately 380 km southwest of Anchorage and 27 km northwest of the village of Iliamna (Figure 1).

Access to the  Pebble  Project  from  Anchorage  is via fixed wing  aircraft  to
Iliamna. Iliamna has a state-operated airport with a 1,700 m gravel airfield. It is serviced by several  passenger and cargo flights daily from Anchorage,  using
Convair,  Hercules  and DC-6  aircraft,  as well as  smaller  charter  aircraft.
Current access from Iliamna to the property is by helicopter,  a flying distance of 27 km.

The Pebble  Property is located 95 km from  tidewater.  Access to the coast from
Lake Iliamna is provided by a 30 km,  state-maintained  road, which extends from
Pile Bay at the eastern end of Lake Iliamna to Williamsport  near Iniskin Bay on
Cook Inlet.  Bulk fuel and heavy freight can also be barged in the summer months to Lake  Iliamna via the Kvichak  River.  There is  currently no road to Iliamna northwest to the Pebble Property.

TOPOGRAPHY AND CLIMATE

The climate of the Iliamna area is similar to Anchorage with summer daytime high temperatures range from 10 to 17 degrees Celsius,  and low temperatures  varying from -10 to -13 degrees  Celsius in December  through to March.  Average  annual
precipitation  is  69  cm.  The  climate,   although   periodically   harsh,  is
sufficiently  moderate to allow a well-planned mineral exploration program to be conducted year-round.

The Pebble  Property  lies  within an area of rolling  hills and low  mountains.
Valley bottoms are at elevations of 250 m above sea level.  The highest point on the property is Kaskanak  Peak,  at an elevation of 841 m. The  currently  known mineralized  deposit (a mass of naturally  occurring  mineral  material  without regard  to mode of  origin)  is  situated  at the  325 m  elevation.  Vegetation consists of sparse patches of alders  separated by expanses of tundra and grass.
The area was recently  glaciated and glacial soil deposits and hummocky  terrain abound.  There are numerous  streams and small,  shallow  lakes and ponds in the vicinity of the project, which could provide water for exploration drilling.

N
PEBBLE
COPPER-GOLD
PROJECT
380km
236miles
ANCHORAGE
KENAI
PENINSULA
60°N
ILIAMNA
Road
Iniskin
Bay
Cook Inlet
Gulf of Alaska
Kvichak River
154°W
ALASKA
100 kilometres
50 miles

NORTHERN DYNASTY MINERALS LTD.	
PEBBLE PROJECT	
Property Location	
Date: Jan 21, 2003 Scale as shown	File: 20fFig1PropLocation.cdr Drawn by: PC	Fig 1

FIGURE 1

MINERAL CLAIMS STATUS

The Pebble Property forms a continuous block of 1,215 mineral claims,  totalling
25,787 hectares, located on Alaska State ground. The property is subdivided into the Resource  Lands and the  Exploration  Lands (Figure 2) related to the option agreements.  State  mineral  claims in Alaska  may be kept in good  standing  by incurring annual assessment work or by paying cash in lieu of assessment work in the amount of US$100 per mineral claim per year and by paying annual  escalating state rentals. To keep the existing Pebble Property in good standing, the annual assessment work or cash in lieu obligations total US$107,400.

Ip
mrad
Exploration Lands
Hole 1 Gold Zone
Pebble
Deposit
Resource Lands
25 Gold Zone
38 Porphyry
Cu-Au-Mo Deposit
52 Porphyry Cu
37 Cu-Au Skarn
Legend
Drill Holes
2 km
NORTHERN DYNASTY MINERALS LTD
PEBBLE PROJECT
Induced Polarization Anomaly
and New Zones
Date : Jan 20, 2003
Scale : as shown
Plotted by : SP / PC
Fig. 2

FIGURE 2

PEBBLE PROPERTY GEOLOGY

The Pebble  property  encompasses  the eastern and southern  margins of the Late
Cretaceous  Kaskanak  Batholith  and the adjacent  intruded  Jurassic-Cretaceous turbidite  sequence of sedimentary  rocks and interbedded  mafic volcanic flows.
Similar to many of the  world's  great  porphyry  copper  districts,  the Pebble deposit is centered on a  multi-phased,  coeval,  calc-alkalic  intrusive  suite proximal and genetically related to the batholith.

On the east side of the Kaskanak  Batholith,  a northeast  trending,  structural corridor  is  present,  oriented  obliquely  to  the  Late  Cretaceous  regional structures.  This  corridor  has been traced for 22 km on the  property,  and is marked by a linear  cluster  of  multi-phased,  compositionally  and  texturally variable,  irregular stocks,  sills,  dikes and breccia bodies that are probably developed  at the same  time as the  Kaskanak  Batholith.  The  intrusive  suite includes  bodies of pyroxenite,  gabbro,  monzonite,  diorite,  porphyritic  and non-porphyritic  phases of quartz  monzodiorite,  granodiorite and granite.  The presence of the  mafic-ultramafic  intrusions suggests that a deep structure may have  controlled  the position of the  intrusive  corridor  that,  in turn,  has controlled the loci of mineral deposition. Numerous gold and copper-gold mineral occurrences,  including the large Pebble and the newly  discovered  Thirty-Eight porphyry  copper-gold-molybdenum  deposits,  are related to the diverse group of intrusions.

Younger volcanic rocks and/or glacial  sediments  largely cover all pre-Tertiary rocks and associated mineral deposits and occurrences.  The Sill epithermal gold deposit,  situated  six km  southeast  of  the  Pebble  deposit,  is  hosted  by fine-grained,  equigranular to porphyritic Tertiary latite. Northern Dynasty has not conducted any work on the Sill deposit.

EXPLORATION HISTORY

Another company  conducted  exploration on the Pebble Property prior to 2001. In
2001,  HDG  conducted  soil  geochemical  and induced  polarization  geophysical surveys.

During the period  1988-1997,  several phases of soil  geochemical  surveys were conducted  on the Pebble  Property  and HDG  completed  an  additional  sampling program in 2001.  These  programs  outlined an extensive  and  coincident  gold, copper, and molybdenum soil geochemical  anomaly measuring 9 km in length and up to 4 km in width, and several significant outliers.

Induced  polarization  surveys were conducted  during the years 1988 to 1990. In
1997, 121 line-km of IP surveying with a spacing of 150 m were  completed.  This data  was then  integrated  with  the  previous  survey  results.  In 2001,  HDG contracted  to  complete  30  line-km of IP survey,  utilizing  the same  survey parameters as the previous surveys in order to easily integrate the results with the pre-existing data.

The IP data defines a north-northeast  trending zone of anomalous  chargeability that extends  over 89 square km and measures 21 km long and up to 9 km wide.  It remains  open to the south  and  possibly  to the  southeast.  To the east,  the anomaly is masked by Tertiary volcanic rocks. To the north, the anomaly is open, but  disappears  under  volcanic  cover.  The west side of the IP  chargeability anomaly is well defined and corresponds closely with the margins of the Kaskanak
Batholith.

The Pebble deposit lies in the  northeastern  part of the large IP chargeability anomaly  in an area of  generally  moderate  intensity.  Within  this very large chargeability  anomaly,  other areas with similar geophysical  signatures occur.
The Pebble sulphide system compares  favorably in size with other large porphyry systems that often contain more than one deposit.

From 1988-1997, 164 drill holes comprising 23,076 m were completed.  Most of the drilling was done at the Pebble deposit, and most holes were drilled vertically.
Drill  spacing  ranges  from  100  to 250 m  throughout  much  of  the  deposit, increasing to up to 300 m on the margins.  The depth of the holes in the deposit is variable,  but in general  tested to between 125 and 250 m. Only 5 holes were drilled below 300 m depth, and the deepest hole was 457 m.

Based upon the 110 drill holes (18,353 m) at the Pebble deposit, a large body of low-grade  copper-gold  porphyry  mineralization  was  identified  over  an area measuring 1.7 km by 1.7 km. Minimal,  generally shallow,  drilling was completed elsewhere  within the  extensive  composite  IP  chargeability  and  geochemical anomaly,  prior to the 2002 program by Northern Dynasty.  In the Sill area, 7 km southeast of the Pebble deposit,  39 holes (totalling 3,178 m) were completed by the previous operators to evaluate high-level  epithermal (deposit formed at low temperature - 50-200oC,  usually  within one  kilometre of the earth's  surface, often as structurally controlled veins) gold mineralization.

During May, June and August 2002,  Northern  Dynasty  drilled 68 holes totalling
11,306 m (Figure 3) exploring for  additional  porphyry  deposits  within the 89 square km sulphide system.  Limited surface  exploration,  consisting of an 18.5 line km ground  magnetometer  survey;  a 328 soil  geochemical  survey and a few man-days  of  geological  traverses,  were  also  completed.  To  gain a  better
understanding  of  the  geology  of  the  Pebble  deposit,   Northern  Dynasty's
geological  staff re-logged 104 diamond drill holes and then  constructed  three geological level plans and 28 geological  cross-sections in two orthogonal sets.
In March 2003,  Northern  Dynasty  commissioned an independent  mineral resource estimate by engineering firm Snowden Mining Industry Consultants Inc.

PRELIMINARY ENGINEERING STUDIES

Preliminary engineering studies outlined several road access options,  including a 130 km gravel access road connecting the Pebble project to a deep-draft  ocean port site on Iniskin  Bay. One study  indicates  that the port would be ice-free for at least ten  months  per year.  In recent  years,  the State of Alaska  has provided significant financial assistance for the construction of similar access roads and ports for major mineral development projects,  such as that at the Red
Dog Mine in northwest  Alaska.  Preliminary  engineering  studies indicated that power  required  for project  development  could be provided by natural gas from offshore wells in Cook Inlet,  transported  by pipeline to the mine site,  where natural gas turbines would be situated.  Preliminary  engineering work evaluated and  selected a number of  possible  sites for  processing  facilities,  a water source,  accommodations,  tailings storage, and waste rock disposal. Preliminary metallurgical  testing was conducted on various  samples from the Pebble project during the period 1991 through  1994.  In 1991,  two  independent  metallurgical laboratories  conducted  grindability  testwork  on six core  samples.  The 1992 flotation  testing  utilized  feed that assayed 0.41% Cu and 0.34 g/t Au and was comprised  of 1.2%  chalcopyrite,  12.3%  pyrite  and 86.5% host rock with minor amounts  of  molybdenite.  The  1994  metallurgical  testing  utilized  a 310 kg composite sample of mineralization  collected from 8 core drill holes. The holes were a good spatial mix from within the core of the deposit.

The  grindability  test  results  were  fairly  consistent  amongst  the various metallurgical  programs with the metric  ballmill work index range being 15.6 to
17.5  kilowatt  hours per tonne of  mineralization  (kWh/t) and  averaging  17.1
kWh/t. The grindability tests are initial tests and only provide  information on the known mineralized area only.

Preliminary  metallurgical  testwork comprised bench scale as well as lock cycle testing.  A variety of grind sizes, pH conditions,  reagent suites and simulated flow schematics were tried. The Pebble sulphide  mineralization  is fine grained and well  disseminated  in the host rock and veins and veinlets  throughout  the deposit.  As a result,  much of the testwork  involved  optimization  of primary liberation size within a wide range.

Flotation  (separation  of minerals  from waste rock in  solution)  testwork was conducted  during  several  programs  from 1991 to 1994.  The 1992 work utilized rougher,  scavenger and cleaner flotation  schematics.  During the four years of testwork,  the range of recoveries obtained was 81% to 94% for copper and 60% to
84% for gold. The 1994 flotation  results did not achieve the 1992 high results, but coarser grinds and various  regrind schemes were  investigated.  Much of the work in 1994  included  pyrite  depression  and  separation,  which reduced gold recovery.  Results were not  conclusive  and  additional  testwork  will have to include optimization of flotation, regrind and pyrite handling.

ALASKA
355,000E
360,000E
365,000E
370,000E
375,000E
380,000E
6,650,000N
6,645,000N
6,640,000N
6,635,000N
6,630,000N
6,625,000N
N
Groundhog Mountain
3074'
Kaskanask Creek
Kaskanask Ck.
Kaskanask Mtn.
2354'
2046'
2760'
2314'
2024'
2052'
2544'
1762'
Pebble Deposit
Upper Talarik Creek
Koktuli Mtn.
2252'
1629'
964'
Frying Pan Lake
1941'
B Ridge
Sill Area
Facet Ridge
1222'
Koktuli River
1759'
813'
794'
1151'
1629'
Sharp Mountain
920'
1311'
Pan
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2043
2044
2045
2046
2047
2048
2049
2050
2051
2052
2053
2054
2055
2056
2057
2058
2059
2060
2061
2062
2063
2064
2065
2066
2067
2068

Coordinate System: UTM NAD 27 Zone 5 Alaska

Legend

- 1988 Cominco Drill Hole
- 1989 Cominco Drill Hole
- 1990 Cominco Drill Hole
- 1991 Cominco Drill Hole
- 1992 Cominco Drill Hole
- 1997 Cominco Drill Hole
- 2002 NDM Drill Hole
- Claim Boundary
- Pebble Main Zone
- Cominco Survey Point

Miles: 0 0.5 1.0 1.5 2.0

Metres: 0 1000 2000 3000

NORTHERN DYNASTY MINERALS LTD.

PEBBLE PROJECT

Drill Holes

Date: 13-Dec-02		Fig. 3
Dwn by: E.Titley	Scale: As Shown	File: 20ffig03ddh.dwg

FIGURE 3

PEBBLE DEPOSIT - GEOLOGY AND MINERALIZATION

Pebble   is   a    calc-alkalic    porphyry    deposit,    encompassing    three
granodiorite-quartz  monzodiorite  stocks  (A,  B and C) and  related  sill-like intrusions  (Figure 4). These stocks  intrude  moderately  folded and previously hornfelsed  quartzitic  sedimentary  rocks  that host  older  diorite  sill-like intrusions and intrusion  breccias.  The three stocks range from 200 to 450 m in diameter.  The two  western-most  stocks subcrop under minimal (2 to 30 m thick)
glacial tills,  whereas the eastern-most  stock is covered  unconformably by the western margin of a Tertiary volcano-sedimentary basin.

Mineralization  consists  principally  of  pyrite,  chalcopyrite,  bornite,  and molybdenite as fracture fillings and disseminations in intrusive and sedimentary host  rocks,  with  some  quartz-veinlet  stockwork.  Gold is  present  with the sulphides in a ratio of approximately 1 g/t gold to 1% copper. Mineralization is strongest  within and  around the  granodiorite  stocks and is  associated  with strong secondary potassium feldspar (potassic) alteration. Mineralization occurs over an area of at least  1.7 km by 1.7 km and to a depth of 300 m, and  remains unconstrained  to the  northeast  and to the west.  The periphery of the deposit
coincides   with   a   transition   from   potassic   dominant   alteration   to
quartz-sericite-pyrite-gold-dominant    (phyllic)   alteration.    The   phyllic
alteration envelope around the deposit covers an area of up to 5.5 km by 2.5 km, containing gold concentrations  exceeding 100 ppb that, in turn, is enveloped by an even broader  epidote-chlorite-pyrite  (propylitic)  alteration  shell within which local gold concentrations can exceed 100 ppb.

All  intrusive  and  sedimentary  rocks  within  the  deposit  are  mineralized.
Preliminary statistical analysis of drill hole assays indicates that the highest copper and gold grades are associated  with the  intrusions.  Higher gold grades are also associated with phyllic and  propylitic-altered  rocks.  Crude zonation patterns  indicate a  copper-gold-rich,  relatively  low-pyrite core that grades outward  to  a  high-pyrite-gold  zone  with  lower  copper  concentrations,  to peripheral  gold-only zones.  The distribution of drill holes containing  sample intervals with gold concentrations >5.0 g/t displays an annular  distribution of high gold grades associated with quartz-pyrite veins at the deposit periphery, a feature common to classic porphyry systems.  Drill holes with  concentrations of molybdenum and arsenic exceeding 100 ppm are confined to the deposit.

Copper and gold mineralization  remains open to the east and northeast,  an area where drilling and geological  mapping  indicate  Tertiary cover,  and yet to be constrained to the west. Hypogene copper-gold-(molybdenum) mineralization occurs
throughout  the  zone  of  potassic   alteration  and  is  concentrated  in  and
surrounding  the upper parts of the  granodiorite  stocks.  Copper is present as chalcopyrite as disseminated grains and along sulphide-rich  fractures.  Gold is fine-grained, generally a few microns in diameter, usually near grain boundaries of pyrite and  chalcopyrite.  The pyrite  content is low in the zone of potassic alteration. In general the ratio of Au grade (in g/t) to Cu grade (in %) is near
1. In leached zones near surface,  copper  commonly was removed whereas gold was immobile.  Molybdenite commonly occurs in late-stage  quartz-(pyrite)  veins and veinlets.

Copper  was  concentrated  moderately  (0.6-1.0%)  by  pre-Mid-Eocene  supergene processes in zones of secondary sulphide and oxide enrichment up to several tens of metres thick.  These zones begin directly below or within a few metres of the
bottom    of    the     leached     zone.     They    are     represented     by
covellite-digenite-chalcocite   replacement  of  chalcopyrite  and  coatings  on
pyrite, and by veinlets and fractures containing  chalcocite or secondary copper hydroxides  and  carbonates.  Cu/Au  ratios  significantly  greater than 1 occur mainly in the zone of secondary  sulphide and/or oxide  enrichment.  The highest known grades occur in and on the north flank of Stock A (centered near DDH 099).
Many of the holes in this area are  shallow,  with several  terminating  in well mineralized rock.

Significant copper-gold  mineralization around Stock B (centered on Hole 077) is
indicated  in  a  few   well-mineralized   holes.   This  area  of  higher-grade
mineralization is not well defined because of the wide spacing of the holes.

Gold  mineralization  in the  range  0.5-1.5  g/t is  widespread  in the zone of phyllic alteration  bordering the zone of potassic alteration and in the zone of propylitic  alteration  in a diorite  sill (D2) to the  northwest of the deposit
(Hole 1 Gold Zone). In these zones, the copper concentrations are very low. Gold mineralization  is also associated with zones up to a few metres wide of phyllic
(in part + potassic  feldspar)  alteration  that cut  across the major  potassic alteration  zone.  Some of these zones of phyllic  alteration  are  envelopes on quartz-pyrite-(sericite-chlorite) veinlets and veins. Some crosscutting zones of phyllic alteration contain strongly anomalous  concentrations of zinc, lead, and silver;  some of these also contain strongly  anomalous  concentrations of gold.
These zones represent a later, lower-temperature phyllic alteration superimposed on the earlier,  higher-temperature  potassic  alteration.  It is possible  that another  granodiorite  stock exists below the D2 diorite sill in the vicinity of
DDH 071.

N
371000 E
372000 E
373000 E
6642500 N
6641500 N
Stock A
Stock B
Stock C
GEOLOGY
QUATERNARY
OB Glacial till (overburden), includes triconed interval
Fc Ferricrete (locally at base of till)
TERTIARY
TC Conglomerate, sandstone, siltstone, mudstone
TB Mafic volcanic flow, volcaniclastic conglomerate
TBd- mafic dyke (not shown)
CRETACEOUS
Gp Porphyritic granodiorite / quartz monzodiorite
N Monzodiorite, in part with fragments of older rocks
X Heterolithic intrusion breccia, sparse matrix of unit N
P Megacrystic porphyritic quartz monzodiorite
G1 Early granodiorite, scattered K-feldspar phenocrysts
JURASSIC - CRETACEOUS
Sedimentary Rocks and
CRETACEOUS
Stratiform Intrusive Rocks
Y3 Argillite, siltstone, (sandstone)
D2 Upper diorite / gabbro sill
Y2u Argillite, siltstone, (sandstone)
Gs Microporphyritic granodiorite sill
Y2l Argillite, siltstone, (sandstone)
D1 Diorite
Y1 Argillite, siltstone, (sandstone)
500 m
NORTHERN DYNASTY MINERALS LTD
PEBBLE PROJECT
Pebble Deposit
Bedrock Geology
and Drill Hole Plan
Date : Jan 21, 2003
Scale: as shown
Plotted by: PC
Fig. 4

FIGURE 4

CURRENT ESTIMATES OF MINERALIZATION

In 2003, Northern Dynasty  commissioned an independent mineral resource estimate by engineering firm Snowden Mining Industry  Consultants Inc. Snowden's estimate is based on drill  core assay  results  from 92 holes  obtained  to 1997 by Teck
Cominco and one drill hole by Northern Dynasty in 2002, and detailed  geological logging of the drill core by Northern  Dynasty.  Paul Blackney,  B.Sc.  (Hons.),
MAusIMM,  MAIG, of Snowden Mining Industry  Consultants Inc. was responsible for the resource  estimate.  He is an independent  Qualified Person as defined under
Canadian  Securities  Legislation.  This inferred  resource is based on Canadian
Institute of Mining and Metallurgy  categories,  which differ from those used in the United  States and the term  "mineralization"  is used  herein to  generally describe these estimates.  The specific  breakdown of Inferred Mineral Resources for the Pebble deposit above varying cut-off grades is tabulated below:

                   PEBBLE DEPOSIT INFERRED MINERAL RESOURCES1
-----------------------------------------------------------------------------------------------------------------
  CUT-OFF
  COPPER       TONNES      GOLD     COPPER      MOLYBDENUM     AUEQ2      CUEQ2
  EQUIV%      MILLION       G/T        %            %           G/T         %             CONTAINED METAL
------------ ----------- -------- ---------- --------------- --------- ---------- -------------------------------
                                                                                    GOLD      COPPER     AUEQ2
                                                                                    M OZ       B LBS      M OZ
------------ ----------- -------- ---------- --------------- --------- ---------- ---------- ---------- ---------
  0.30         1,013       0.40     0.30          0.015         0.96      0.61        13.1       6.8       31.2
  0.40           940       0.42     0.31          0.015         0.99      0.63        12.5       6.5       29.9
  0.50           692       0.46     0.35          0.016         1.09      0.69        10.2       5.3       24.2
  0.60           434       0.53     0.39          0.017         1.23      0.78         7.4       3.7       17.1
  0.70           271       0.59     0.43          0.018         1.35      0.86         5.1       2.5       11.8
  0.80           141       0.67     0.48          0.019         1.52      0.97         3.0       1.5        6.9

        (1)     Mineral  resources are not reserves and do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of  geological  evidence  and limited  sampling and reasonably  assumed,  but not  verified,  geological  and  grade continuity.

        (2)     Copper  and gold  equivalent  calculations  use metal  prices of
                US$0.80/lb  for copper,  US$350/oz for gold,  and US$4.50/lb for molybdenum.  The contained  gold,  copper,  and  gold-equivalent represent  estimated  contained metal in the ground and have not been adjusted for  metallurgical  recoveries of gold and copper.
                Molybdenum recovery was assumed to be 60%. Adjustment factors to account for differences in relative metallurgical recoveries for gold,  copper, and molybdenum will depend upon the completion of definitive metallurgical testing.

                CuEQ = Cu(%) + Au (g/t) x (11.25/17.64) + Mo(%) x (59.52/17.64).
                AuEQ = Au(g/t) + Cu(%) x (17.64/11.25) + Mo(%) x (59.52/11.25).

OTHER AREAS - GEOLOGY AND MINERALIZATION

HOLE 1 GOLD ZONE

Gold  mineralization  situated  at the  northwestern  periphery  of  the  Pebble porphyry  deposit  is  hosted  by  propylitic  altered,  fine to  medium-grained diorite.  Irregular  patches of  replacement  epidote  and quartz  veinlets  are ubiquitous and are accompanied by medium-grained disseminated pyrite and veinlet pyrite. By volume epidote  comprises 2 to 25%,  averaging 15%, and pyrite ranges from 1 to 15%, averaging about 7%.

Gold  concentrations  are more or less evenly  distributed in the 0.2 to 0.9 g/t range  throughout the length of the holes.  Thicker pyrite veins (2 to 5 cm) and silicified,  pyritic and chloritic shear zones of limited  thickness (0.3 to 6 m thick)  explain gold  concentrations  exceeding 1.0 g/t that upgrade the overall gold tenor. Grains of chalcopyrite are rare. Currently, an area roughly 150 m by
250 m has been tested to a depth of about 100 m. The zone of gold mineralization is open to extension to depth, along strike to the northeast and southwest.  The potential of the propylitic-altered  diorite to host enhanced  concentrations of gold  without  appreciable  copper is much higher  than the phyllic  altered and hornfelsed  sedimentary  units.  Elsewhere in the Pebble area,  D2 diorite sills contain significant copper-gold mineralization. No holes in the Hole 1 Gold Zone penetrate through the diorite sill (D2/D1) in the northern part of the area.

TWENTY-FIVE GOLD ZONE

The Twenty-Five  Gold Zone is situated on a till-mantled,  rounded ridge,  where high copper and gold  concentrations  in soils extend over a 700 m x 1000 m area lying  within  the  south-central  portion  of a 12 square  km  ultramafic-mafic intrusion  breccia  complex.  Much  of  the  intrusion  breccia  complex  has  a moderate-intensity  IP chargeability  response.  The breccia complex includes at least three intrusive phases of similar composition.  Alteration, dominated by a chlorite-epidote-calcite-pyrite propylitic assemblage, occurs as disseminations, phenocryst replacements and rims around breccia clasts. The intrusion breccia is cut locally by silica veining,  flooding and breccia. Along the contact with the monzonitic dikes occurs  skarn-type  alteration  comprising  chlorite,  epidote, calcite and garnet.

Gold  mineralization  in the Twenty-Five  Gold Zone is often  sulphide-rich  and
includes   polymetallic   veins  and  veinlets  with   sphalerite,   galena  and
chalcopyrite  with minor  disseminated  chalcopyrite.  Significant zones of 3-8%
pyrite  associated  in places with  quartz-carbonate  breccia and in others with exceptionally  strong  chlorite-epidote  alteration contain gold mineralization.
Less  pyritic,   hydrothermal  quartz  veins,  flooding  and  breccia  are  also auriferous.

The  higher-grade  gold  intervals  in the  Twenty-Five  Gold  Zone  (eg Hole 9:
57.91-59.44 m, 33.9 g/t Au; Hole 2025:  70.10-76.20 m, 28.903 g/t Au; Hole 2062:
27.31 m to 27.74 m, 11.83 g/t Au) are associated  with pyritic  propylitic/skarn alteration  that  is  pervasive  in  the  pyroxenite/gabbro/monzonite  intrusion breccia  complex.  In spite of the  numerous  gold  intersections  in the  area, controls for the deposition of gold and structures  hosting the gold are not yet well understood.  Diamond drilling has demonstrated  that the intrusion  breccia complex  hosts a  substantial  number  of  gold-bearing  structures.  Additional drilling is warranted to define and trace the individual  auriferous  structures along  strike  and down dip and to  search  for  additional  structures  hosting high-grade gold mineralization.

THIRTY-EIGHT PORPHYRY COPPER-GOLD-MOLYBDENUM DEPOSIT

Reconnaissance  drill  testing  of a  previously  unexplored,  1 km  by 3 km  IP chargeability  anomaly  situated in a broad valley under  approximately  25 m of glacialfluvial  gravels resulted in the discovery of the  Thirty-Eight  porphyry
copper-gold-molybdenum   deposit.   Drilling   has  tested  an  area   measuring
approximately  600 m by 700 m, with the deposit open to the northeast and to the southwest.

The primary host to mineralization in the Thirty-Eight  Porphyry is a hornblende porphyritic quartz monzodiorite transitional to a granodiorite. A younger, small stock  that  is  transitional  from  granite  to  a  quartz  monzonite  forms  a lower-grade core to the deposit. The contact is gradational over tens of metres.

Alteration  in  the  Thirty-Eight  porphyry  displays  classic  porphyry  zoning patterns.  Potassic  alteration and copper  mineralization  are closely related.
Copper   mineralization  is  almost   exclusively   chalcopyrite;   bornite  and
tetrahedrite are present only as rare grains. Within a few metres of the bedrock surface,  thin oxidized zones at the top of some holes contain minor  malachite,
azurite     and     black     Cu-Fe-Mn     oxides.      Trace     amounts     of
chalcocite-(covellite-diginite) coat some chalcopyrite and pyrite grains beneath the oxidized zones.

Chalcopyrite   occurs  in  three   principal   modes:  as  pervasive  very  fine
disseminated grains in secondary biotite replacements in hornblende phenocrysts, as  coatings  with  pyrite on  fracture  surfaces,  and in the core or along the margins of quartz,  quartz-pyrite and  quartz-pyrite-molybdenite  veinlets.  The best copper grades coincide with increased density of fractures and quartz veins adjacent to and northeast of the small granite stock where Northern Dynasty Hole
2049 intersected 0.41% Cu and 0.41 g/t Au (0.70%  copper-equivalent) over 149 m.
No holes have been drilled to the southwest of the granite stock. Rare grains of gold were seen in polished  thin  sections  within  chalcopyrite  grains.  There appears to be an extraordinarily  constant  gold:copper ratio of 1 g/t Au per 1%
Cu.

Exploration   drilling  has   demonstrated   that  the   Thirty-Eight   Porphyry
Copper-Gold-Molybdenum Deposit is a major porphyry occurrence displaying classic alteration and sulphide  assemblages and  distributions.  The best copper grades coincide  with  increased  fracture  and quartz  vein  density  adjacent  to and northeast  of the  small  granite  stock.  No holes  have  been  drilled  to the southwest of the granite stock.  The deposit is open to the southwest and to the northeast.  Substantially  more  drilling is  warranted to fully  delineate  the deposit and to seek zones of higher metal concentrations.

THIRTY-SEVEN COPPER-GOLD SKARN ZONE

The Thirty-Seven Skarn Zone was found associated with  calc-silicate  alteration during  reconnaissance drill testing of a copper-gold soil geochemical anomaly 5 km west of the Thirty-Eight porphyry deposit.

Skarn protoliths include fine to medium-grained basalt, flow-top breccias, mafic volcaniclastic  rocks and minor,  immature  intercalations  of lithic sandstone, siltstone and mudstone.  Possible amygdaloidal textures with quartz, calcite and chlorite  fillings  occur  in  flow-tops  in most  holes,  and may have a direct relationship  with  increased  skarn  alteration.  Carbonate  and/or  propylitic alteration  of the basalt also may have also produced  interstitial  and veinlet carbonate, promoting subsequent skarn formation.

Basalt  and  associated  rocks  in  and  near  the  Thirty-Seven  Skarn  display pervasive,  actinolite/tremolite-epidote-chlorite  alteration.  Most mineralized intercepts  are  associated  with  fracture-controlled  veinlets  and  veins  of epidote, ferroan dolomite,  light brown garnet, potassium feldspar,  pyrrhotite, chalcopyrite,  and magnetite.  Garnet is by far the most spatially restricted of the calc-silicate  minerals,  occurring only in the veins in hole 2037,  closely associated with the gold intercepts.  This vein garnet probably replaced earlier veins calcite.  Calc-silicate  mineral distribution  peripheral to the veins was characterized by epidote  replacement,  pervasive  chlorite  alteration and more restricted actinolite/tremolite replacement and veinlets.

The  sulphide  assemblage  is  dominated  by  pyrrhotite,  which has the  widest distribution, followed in abundance by chalcopyrite that is spatially associated with pyrrhotite.  Sphalerite is a minor accessory sulphide.  Intervals with high
copper  and  gold  concentrations   invariably  correlate  with  epidote-ferroan
dolomite-chalcopyrite-pyrrhotite-magnetite veins. Copper and gold concentrations closely  track  each  other  and  scattered  grains of free  gold  occur  within chalcopyrite or at chalcopyrite grain boundaries.

The calc-silicate  assemblage and the copper-gold  intercepts encountered in the initial  reconnaissance holes extend across 600 m. Additional drilling is needed to determine the  orientation and frequency of the  well-mineralized  structures encountered  in hole 2037 (0.40% Cu and 1.00 g/t Au over 79.0 m) that may strike to the north,  parallel to the  orientation  of the drill holes.  A  contrasting structural  orientation is revealed by the ground  magnetometer survey data from this area,  showing a strong magnetic feature trending at 225 degrees that could reflect an  intrusive  dike  crosscutting  the basalt  that  contributed  to the mineralization  encountered  in hole  2037 or a  large,  elongate  mass of skarn mineralization.

FIFTY-TWO PORPHYRY COPPER OCCURRENCE

The  Fifty-Two  Porphyry  Copper  Occurrence  is  situated  1.5 km  north of the
Thirty-Seven Skarn near the southwestern  margin of the Kaskanak  Batholith.  It was discovered by reconnaissance  drilling of a copper soil geochemical  anomaly that is  coincident  with a low contrast IP  chargeability  anomaly at the outer edge of the survey grid. Neither anomaly is adequately defined.

Surface rubble and diamond drill core indicate that the entire area investigated is underlain by a dark green to black, fine to medium-grained  basalt similar to that at the Thirty-Seven  Skarn.  Weak propylitic  alteration  predominates;  it consists  of  epidote  in low  concentrations  and  variable  distribution.  The intensity of sulphide  mineralization is low. Chalcopyrite and lesser pyrite, in
association   with   chlorite,   occur  most   commonly   as  1  to  2  mm-thick
fracture-fillings  having a sub-millimetre  potassium  feldspar  selvage.  These mineralized  fractures  are not abundant and occur at a frequency of only one or two per  metre.  Chalcopyrite  is  present  locally  as  micro-veinlets  in some intervals where more intense  propylitic  alteration is accompanied by secondary potassium feldspar and minor biotite.  Rare grains of chalcopyrite form the core of some chlorite and quartz amygdules.  Copper  concentrations and the intensity of potassic alteration increase to the north, from hole 2052 to hole 2068.

The  broad  area  of   basalt-hosted,   fracture-controlled,   low-grade  copper
mineralization and associated alteration has definite porphyry affinities.  Soil geochemistry, mineralization and alteration vectors indicate increased potential to the north and  west-northwest  of the area  drilled.  Additional  geological, geochemical and possibly IP surveys are required to more adequately  assess this region prior to resumed drill testing.

SAMPLING AND ANALYSIS

During the period 1988-1997,  several phases of soil geochemical  surveys in the northeastern  part of the property were  completed with a total of 7,337 samples collected.  Throughout the central part of the large geochemical  grid,  samples were taken at 30 to 80 m  intervals  along lines  spaced 130 to 260 m apart.  In several large areas,  especially  along the northern,  western and  southwestern margins of the grid, sample density was significantly lower.

As well, a total of 164 core drill holes were completed  prior to 2002.  Samples of the HQ (6.3 cm  diameter)  drill core  generally  consisted of 3.05 m (10 ft)
lengths of half core that was split  using a  mechanical  core  splitter.  Holes within  the  Pebble  deposit  were  sampled  from top to bottom  whereas in some
outlying  holes,   sampling  was  more  selective  and  related  to  mineralized intervals.

All samples  were  analyzed for gold.  Copper  assays were done for samples from hole  4  onward.  Molybdenum  assays  were  done  on  some  drilling  campaigns, representing  83.7% of the assay database in the Pebble  deposit.  Multi-element
ICP analysis was also done on every sixth sample beginning with hole 106.

The 1997 drill core samples were  prepared by air drying,  then crushing to a 10 mesh (‹2mm);  a 250 g portion was pulverized to 200 mesh (‹75 microns).  A 250 g sample was analyzed for copper using an Aqua-Regia  digestions  and  Inductively
Coupled Plasma Atomic Emission Spectroscopy  (ICP-AES).  Gold was analyzed using
Fire  Assay on a one assay ton  sample  with an Atomic  Absorption  Spectrometry
(AAS-AES) finish.  Trace elements were also analyzed by Aqua-Regia digestion and
ICP-AES.  One blind  standard was inserted  for every 20 samples  analyzed.  One duplicate  sample was taken for each ten samples  analyzed.  Five percent of all drill hole  samples were  re-analyzed  which  showed  copper to have  remarkable correlation and gold adequate to good  correlation.  The 1997 drill hole samples were check analyzed with excellent  correlation for copper and good  correlation for gold.

Every forty soil samples analyzed included four random repeats, one standard and one blank.  There was excellent  correlation  for copper among these samples and good to adequate gold correlation.

For the 2001 and 2002 sampling programs,  all samples were collected by Northern
Dynasty  personnel or agents.  A total of 658  analytical  results were returned from the laboratory for soil samples from 601 locations in 2001, with a total of
374  analytical  results  returned from the laboratory for soil samples from 341 locations in 2002. The results included 30 lab duplicates and 60 lab standards.

Samples  were air dried,  then  shipped by  airfreight  from the project site to
Vancouver,  B.C. via Anchorage,  Alaska. They were imported under an Agriculture
Canada permit and couriered to Acme Analytical  Laboratories in Vancouver,  B.C.
This process took about two to three  weeks.  At Acme,  the soils were dried and sieved  through an 80 mesh screen in  preparation  for  analysis  (based on ASTM standard  screen  openings of 177 microns,  minus 80 mesh  material  consists of particles  that are less than 177 microns in at least two  dimensions).  At Acme
Analytical  Laboratories,  the samples were  analyzed for 32 elements  using two methods.  Gold content was  determined to the 0.2 ppb level using the Acme Group
3A wet digestion  method. A 10 g sample was digested in Aqua Regia, and analyzed by Graphite Furnace Atomic Absorption Spectroscopy or Inductively Coupled Plasma
Mass Spectroscopy  (ICP-MS) finish.  The Acme Group 1D multi-element  method was used on a  minimum  1 g pulp to  determine  other  elements  and gold to the ppm level. In this method,  the samples were digested in hot Aqua Regia and analyzed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES).

A total of 2,467 core samples, averaging 3.9 m in length, were taken from the 68
NQ2 (5.02 cm diameter) core holes drilled during 2002 by Northern  Dynasty.  The
NQ2 drill core was boxed at the drill rig and transported daily by helicopter to
Northern Dynasty's secure logging facility at the village of Iliamna, Alaska All core drilled was sampled,  except for 170 m of overlying Tertiary volcanic rocks in holes 2036 and 2040.

At the  Iliamna  facility,  the drill core was  geologically  logged and digital photographs of each box of core were taken prior to sampling.  These images were archived on electronic  data storage disk,  and provide an indication and record of the core  recovery and rock quality.  Sampling was performed by  mechanically splitting the core in half  lengthwise.  The remaining half core was returned to the core boxes and is stored at a secure Iliamna warehouse.  Samples were placed in  bags  and  stored  in  a  locked  aircraft  hangar  prior  to  shipping  via twice-weekly  commercial  airfreight  service to Anchorage.  From  Anchorage the samples  proceeded by  commercial  surface  transport  to the ALS Chemex  sample preparation laboratory at Fairbanks.

At the Fairbanks  laboratory,  the sample bags were verified against the numbers listed on the  shipment  notice.  The  entire  sample of drill  core was  dried, weighed  and  crushed to 70%  passing  10 mesh (1.7 mm),  then a 250 g split was taken and  pulverized  to 85% passing 200 mesh (75 micron).  The pulp was split, and  approximately  125 g shipped by commercial  airfreight  for analysis at ALS
Chemex, North Vancouver, British Columbia. The remaining pulps were shipped to a secure  warehouse for long-term  storage at Port Kells,  BC. The coarse  rejects were held for  several  months at the  Fairbanks  laboratory  until all  Quality
Assurance/Quality   Control  (QAQC)   measures  were  completed  and  then  were
discarded.

ALS Chemex of North Vancouver,  BC, an ISO 9002 certified laboratory,  performed the  analytical  work for the  program.  All  2,467  samples  were  analyzed  by fire-assay  for  gold  (Au),  and for 34  elements,  including  copper  (Cu) and molybdenum (Mo), using a standard multi-element geochemical method. In addition, several drill holes exhibiting  copper-gold  porphyry style  mineralization were
subject  to  Cu  assay   level   determinations,   and  a  few  Mo  assay  level
determinations were also performed.

Gold (Au) content was  determined  by 30 g Fire Assay (FA) fusion with lead as a collector and an Atomic Absorption  Spectroscopy  (AAS) finish. The four samples that returned Au results greater than 10,000 ppb, (10 g/t), were  re-analyzed by
1 assay ton FA fusion with a  gravimetric  finish.  All samples  were subject to multi-element analysis for 34 elements,  including Cu and Mo, by Aqua Regia (AR)
digestion  Inductively Coupled Plasma - Atomic Emission  Spectroscopy  (ICP-AES)
finish.

A total  of  1,822  samples  from  31  holes  drill  holes  exhibiting  porphyry copper-gold  style  mineralization  were  assayed  for Cu by  four-acid  (total)
digestion  with an AAS  finish  to the ppm  level.  For Cu  assays > 10,000  ppm another total digestion AAS finish analysis was performed to the per cent level.
A further 61  samples  from  drill  hole 2034 were  assayed  for Mo by four acid digestion AAS finish to the ppm level.

As  part  of  Northern  Dynasty's  analytical  QAQC  program,  Cu-Au-bearing  or
Au-bearing  standard  reference  samples were inserted with the regular samples.
The 118  analyses  of these  standards  represent  over 5% of the total  samples analyzed.  For drill holes 2044 through  2068, an in-line  reject  duplicate was made and  analyzed  with the regular  samples.  The 65  analyses of  duplicates, represents 4% of the total number of samples in this series. These standards and duplicates are in addition to the  laboratory's  internal  quality control work.
Inter-laboratory  analysis  included a total of 25 pulp duplicates  analyzed for gold, and 13 reject duplicates analyzed for gold and four 1/4-core reject splits assayed for metallic gold by Acme Analytical Laboratories of Vancouver.

Remaining drill core is stacked and stored in Iliamna, Alaska. Pulps and rejects from  pre-1997  drill  core and all soil  samples  are now  stored  in  Northern
Dynasty's secured warehouse facility in Port Kells, British Columbia.

CONCLUSIONS AND RECOMMENDATIONS

Northern Dynasty's 2002 exploration  program  successfully met its objectives by locating a new porphyry  copper-gold  deposit, a porphyry copper  occurrence,  a
copper-gold   skarn,  and  several   high-grade  gold  occurrences   within  the
multi-phase  intrusive  complex.  In addition,  the re-examination of the Pebble deposit drill core has revealed several areas within and adjacent to the deposit that  have  enhanced  potential  to host  additional  tonnages  of  higher-grade mineralization.  In 2003,  Northern Dynasty  commissioned an independent mineral resource  estimate that indicates that the Pebble deposit  contains  significant amounts of higher-grade mineralization.

Re-logging  of the Pebble  deposit has revealed  several areas where higher than average  copper  and  gold  grades  may be  delineated  to add to the  presently defined,  higher-grade resource and where the deposit may extend to the west and to the northeast.  The reconnaissance drilling program elsewhere on the property discovered  several  new zones of  mineralization  that  require  follow-up  and further  assessment.  Several IP chargeability  and soil  geochemical  anomalies remain to be drill-tested for additional porphyry deposits.

When  drilling  within the  Pebble  deposit is  undertaken,  oriented  core from inclined holes is required first, to determine the optimum  hole-orientation  in order to drill  orthogonal  to any  dominant  mineralized  fracture  and veinlet orientation.  Appropriately  oriented  inclined holes will more closely  reflect deposit grades than widely spaced vertical holes.

To generate a viable mining venture on the Pebble property,  Northern  Dynasty's priority objectives are to upgrade the established resources and fully delineate sufficient higher-grade  copper-gold resources to provide the mill feed required for the rapid  recovery of capital  costs during the initial years of production from any potential mining operation. An aggressive exploration program involving the systematic  assessment of all known zones of mineralization  and the testing of the  outstanding IP and soil  geochemical  anomalies is being  considered.  A budget  for the  maximum  program  is  outlined  below.  The  program  would  be undertaken on a staged basis as funds are available.

ITEM 5        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Northern  Dynasty's  business  strategy  is  to  acquire,  explore  and  conduct preliminary  engineering and economic  analyses of mineralized  deposits,  which have large tonnage and multi-year production potential. This work is done with a view to enhancing the value of the mineral  prospect and to  thereafter  seek to sell or joint venture the project to a major mining  company at a profit.  As an active junior resource issuer, Northern Dynasty does not consider it likely that even if project  economics warrant  commercial  production that Northern Dynasty would have the financial and manpower resources to place the Pebble Project into commercial  production  itself,  as such  operations  require  large  corporate, technical and financial infrastructure, which Northern Dynasty does not have nor intend to acquire.

Under    Canadian    generally    accepted    accounting    principles    (GAAP)
corporate/administrative   expenses   are   written-off   yearly  and   property
development and acquisition costs are deferred (or capitalized).  Such costs are written-off  when a company  decides to abandon a property due to  disappointing exploration  program  results  which appear to warrant  abandonment,  or when it appears the deferred  costs are likely not  recoverable.  Acquisition  costs and exploration  expenditures are usually financed through a combination of cash and common share issuances.  The Canadian Institute of Chartered  Accountants (CICA)
has released an  accounting  guideline  (AcG-11)  wherein the CICA  presents its views on the financial  disclosure by companies that may be in the  "development stage".  As an  active  junior  resource  explorer,  Northern  Dynasty  does not consider itself a development stage issuer,  however, the issue is not free from uncertainty and some comment on this issue is believed by management of Northern
Dynasty warranted for readers to understand the continuous  financial disclosure of Northern Dynasty in future. Under the provisions of AcG-11, development stage resource  companies are encouraged,  but not required,  to provide disclosure in the income statement and in the cash flow statement of cumulative  balances from the inception of the development stage to the date of the statements rather than segmenting such  information on an annual basis. As well,  disclosure would also be made of all share capital issuances since inception. If Northern Dynasty were determined to be a "development  stage"  company,  adoption of the provisions of
AcG-11  would  result in  changes  to  Northern  Dynasty's  financial  statement presentation, but as it would not affect Northern Dynasty's accounting policies, there would be no changes to  Northern  Dynasty's  balance  sheet and the annual current and historical financial statements on a year-to-date basis would not be materially  different.  Readers  are  reminded  that  Northern  Dynasty  is only required  under U.S.  law to report  financial  results  annually (as a "foreign private issuer"),  however,  under Canadian law, Northern Dynasty must file such information  quarterly  and this  information  is  available  on the internet at
www.SEDAR.com.

Northern Dynasty's results of operations are economically evaluated by investors on an "event driven" basis in that exploration expenditures yield information on the nature,  extent and  statistical  confidence  (primarily  from core drilling exploration  programs) in a  mineralized  deposit's  size and  continuity  which information is not contained in financial  statements.  Thus, it is difficult to evaluate  the  success  of  operations  in a  fiscal  year by  reference  to the financial  statements given that results are more  appropriately  measured by an evaluation  of the minerals  discovered  and/or  confirmed.  Northern  Dynasty's operating activities do not occur on a regular or periodic basis and are subject to the economic  realities of metals prices and equity financing  conditions for natural resource exploration issuers.  Accordingly,  it may not be meaningful to seek observable  trends in financial  operating  statistics  although  liquidity statistics  will be important.  Northern  Dynasty  calculates an annual loss per share  (which  has  varied  over a range of $0.01 to $0.20  over the last  three fiscal years),  but is of the view that Northern  Dynasty's share price does not vary in accordance with the loss per share  statistic.  Rather Northern  Dynasty share prices vary with the outlook for its mineral projects and the price of the underlying market for gold and copper and the outlook for these metals.

Northern Dynasty's  financial  statements are prepared on the basis that it will continue  operations  as a going  concern.  Given that  Northern  Dynasty has no source of significant  revenue this  assumption is always subject to the further assumption that there will continue to be investment  interest in equity funding exploration to seek large tonnage metal deposits.  Northern  Dynasty can give no assurance that it will continue to be able to raise sufficient funds and, should it be unable to  continue  to do so, may be unable to  realize  on the  carrying value of the resource project. The net realizable value could be materially less than Northern Dynasty's  liabilities with a potential for total loss to Northern
Dynasty shareholders.

Northern  Dynasty  does not  believe  that it is  significantly  impacted by the effects of inflation nor currency moves as the Canadian dollar has fluctuated in a  relatively  narrow band to the United  States  dollar  (US$1.00:  Cdn$1.60 to
$1.43) during the last three years.  Northern  Dynasty's  principal  property is located in Alaska and most on-site  property related expenses will be transacted in United States dollars.  Northern  Dynasty will monitor exchange rates and buy
US dollars at the most favourable rates available to mitigate the effects of the
United  States/Canadian  dollar  exchange rate on our business.  For  additional details  respecting  the  five  year  historical  exchange  rates,  see Item 3A.
Northern  Dynasty has not been  significantly  affected by government  economic, fiscal,  monetary or political  policies and the outlook for Northern  Dynasty's assets primarily relate to the results of exploration and the outlook for copper and gold.

OPERATING RESULTS

FISCAL 2002 COMPARED WITH FISCAL 2001

The  Company  writes off as  expenses  all its  resource  expenditures  hence it recorded a loss of $5,112,493 over the 2002 fiscal year as compared to a loss of
$4,120,331 over the first nine months of 2002 and $1,454,844 in the prior fiscal year. The expenditures for fiscal 2002 year  ($5,101,817) are higher than in the prior  fiscal  year  ($1,563,515),  and this is  largely  attributed  to  higher exploration costs (2002 - $4,329,926;  2001 - $1,168,394) incurred at the Pebble
Project.  Administrative costs were also higher in 2002 (2002 - $771,881; 2001 -
$395,121)  because  of  additional  support  for the  exploration  programs  and securities  reporting and registration  activities.  Expenses  increased in 2002 over 2001 in all areas except for management  and  consulting  fees and property investigation  costs. The latter 2001 costs were related to the technical review and  development  of a qualifying  report,  and  negotiation  and  completion of agreements on the Pebble Project.

Expenses  decreased in the fourth  quarter to $988,986 as compared to $1,564,462 in the third  quarter,  due mainly to a  decrease  in  exploration  expenditures
(December 31, 2002 - $737,287;  September 30, 2002 - $1,425,595).  This decrease was partially offset by an increase in shareholder communication costs (December
31, 2002 - $97,672;  September  30, 2002 - $17,872).  Shareholder  communication costs increased due to a wide distribution of information to potential investors during  the  quarter.  Exploration  expenditures  decreased  as  site  work  was completed in the third quarter.

The highest exploration  expenditures in the fourth quarter were option payments
(December  31,  2002 -  $420,000;  September  30,  2002 - nil)  for  the  Pebble
property;  geological  wages (December 31, 2002 - $89,798;  September 30, 2002 -
$245,012) for compilation of the results from drilling and re-logging  programs;
site  activities  (December  31, 2002 - $74,424;  September 30, 2002 - $199,071)
which  involved  final  payments for the third quarter work at site;  and assays
(December 31, 2002 - $48,204;  September  30, 2002 - $53,216) for  completion of analytical work on the drill core samples.

Hunter  Dickinson  Inc.  ("HDI") of  Vancouver,  British  Columbia  is a private company with certain directors in common that carries out geological,  corporate development,  shareholder  communications,  administration  and other management activities  for, and incurs third party costs on behalf of, the Company.  HDI is reimbursed on a full cost recovery basis. In fiscal 2002,  Northern Dynasty paid
$1,227,425 to HDI, as compared to $333,142 in fiscal 2001. The Company also paid
$28,698 to Hunter  Dickinson Group Inc., a decrease from $586,966 paid in fiscal
2001. (See also "Related Party Transactions".)

FISCAL 2001 COMPARED WITH FISCAL 2000

The Company has recorded a loss of  $1,454,884 in fiscal 2001 compared to a loss of $158,895 in 2000 due to higher expenses and lower interest  income.  Interest income was less (2001 -  $100,755;  2000 -  $150,903)  in 2001  because of lower interest rates and lower cash balances.

Expenses for the year ending  December 31, 2001 were  $1,563,515  as compared to
$316,033 in fiscal 2000.  Expenses are higher in most categories in 2001, mostly directed  toward  acquisition  of the  Pebble  Project  in Alaska in the  fourth quarter.  Exploration  expenses  were the highest  category  ($1,168,394);  over
$537,000 of these  expenditures were made to HDG for the 2001 Pebble exploration program,  pursuant to the  assignment  agreement as described in the  management discussion.  The largest exploration  expenditure was the option payment to Teck
Cominco ($398,343).  The next largest exploration costs were geological expenses
($277,700) for planning,  executing and interpreting  results of the exploration program,  and also for costs related to the independent  technical report. Other significant  exploration costs were property fees and assessment  ($235,464) for claim staking and requisite filing fees for exploration work, helicopter charges
($124,036) for  transportation  to and from the Pebble site, and site activities
($61,328) for equipment and support of the geophysical and geochemical surveys.

Other  significant  expenditures  in 2001  were on  salaries  and  benefits  and property investigations. Salaries and benefits increased from $35,642 in 2000 to
$123,656,  as  promotional  materials  and  disclosure  documents  on the Pebble project were developed,  including an Annual  Information  Form in Canada and an initial  filing  on Form  20F for the US  Securities  and  Exchange  Commission.
Property  investigation  expenditures decreased in 2001 because those related to the  evaluation  of the Pebble  Project  have now been  assigned to  exploration costs.

Northern Dynasty has no legally  committed capital resources or other sources of debt or equity capital. Northern Dynasty generally secures funding by presenting resource projects to a network of exploration  investors  including  individual, institutional and brokerage firms.  Northern  Dynasty's ability to fund projects is  contingent  on not only the  perceived  merits of its  prospects but also on conditions generally in the exploration venture capital markets.

B.       LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

Historically,  Northern  Dynasty's source of funding has been the sale of equity securities  for cash  primarily  through  private  placements  to  sophisticated investors and insiders and their  associates.  Northern Dynasty has no assurance of  continued  access  to  equity  funding.  Northern  Dynasty  believes  it has sufficient  working  capital to meet its operating  requirements to December 31,
2003  depending on the level of activity it pursues.  Additional  equity funding was secured in February  2002 and January  2003,  an aggregate of $1.3  million.
Northern  Dynasty's  working  capital  on  hand at May 1,  2003  will be used to complete the current exploration program ($2.0 million inclusive of $0.2 million
for  property   maintenance)   at  the  Pebble   Property  and  pay  18  months'
administration overhead ($0.7 million) with the balance reserved for unallocated working capital.  Contingent on positive  results from the exploration  program,
Northern Dynasty will require  additional  financing to cover future exploration programs  and ongoing  administrative  costs.  The Company is actively  sourcing additional funding however; there can be no assurance that Northern Dynasty will be able to raise  the  additional  funds,  and  should it be  unsuccessful,  the
Company would be required to scale back its operations.

Northern Dynasty has no legally  committed capital resources or other sources of debt or equity capital. Northern Dynasty generally secures funding by presenting resource projects to a network of exploration  investors  including  individual, institutional and brokerage firms.  Northern  Dynasty's ability to fund projects is  contingent  on not only the  perceived  merits of its  prospects but also on conditions generally in the exploration venture capital markets.

FISCAL 2002 COMPARED WITH FISCAL 2001

On July 29, 2002, the common shares of Northern Dynasty commenced trading on the
OTC Bulletin Board ("OTCBB") in the United States. The Company now trades on the
TSX Venture Exchange (symbol NDM) and the OTCBB (symbol NDMLF).

On August 27, 2002, the Company closed a private placement of 197,548 units at a price of $1.05 per unit for net proceeds of $190,815.  Each unit is comprised of one common share and one share purchase  warrant.  Each share  purchase  warrant entitles the holder to purchase an  additional  common share at a price of $1.15 until December 27, 2003. The share purchase warrants are subject to a four-month hold period and an accelerated expiry. If the closing price of the common shares as traded on the TSX Venture  Exchange is greater than or equal to $1.73 for ten consecutive trading days, warrant holders will be given notice that the warrants will expire in 45 days.

On January 14, 2003,  Northern Dynasty  completed a private placement by issuing
1,300,000  flow-through  units and 400,000 non flow-through units at $0.50 each.
Each  flow-through  unit is  comprised  of a  flow-through  common  share  and a two-year non  flow-through  share purchase  warrant.  Each warrant  entitles the
Investor  to purchase  one common  share at a price of $0.60 for two years after the issue date. The non flow-through units are comprised of one common share and a two-year  share purchase  warrant with the same warrant terms.  As at December
31, 2002, the Company received $650,000 towards this private placement.

At December  31, 2002,  Northern  Dynasty has working  capital of  $496,048,  as compared  to a working  capital  deficit of  $77,575 at the end of the  previous quarter. Management is diligently seeking additional sources of equity financing to  provide  adequate  working  capital  for  ongoing  operations  and  proposed exploration  programs in 2003.  Northern  Dynasty had  15,515,323  common shares issued and outstanding at year-end.

FISCAL 2001 COMPARED WITH FISCAL 2000

At December 31, 2001,  Northern  Dynasty has a positive working capital position of $1.82 million  (excluding the $400,000 private placement  announced  December
13, 2001 and the $1.0 million  placement  announced March 6, 2002),  compared to
$2.64  million at the end of 2000.  At December  31, 2001  Northern  Dynasty has
9,292,455 issued and outstanding shares.

In July 2001,  the Company  closed a private  placement of 2,100,000  units at a price of $0.30 of which  1,900,000 were placed to insiders of the Company and/or their  associates.  Each  Unit  issued on  conversion  of the  Special  Warrants comprised  of one common share and one share  purchase  warrant  exercisable  to purchase an additional  share at a price of $0.40 for a two-year period from the date of issuance.  The offering closed July 17, 2001.  Proceeds,  some $630,000, from the placement will be used for working capital.

On December 13, 2001,  the Company  announced  that it had reached  agreement in principle for a private placement to insiders. The placement comprises 1,176,470 units at $0.34  each.  Each unit will  consist of one  common  share and a share purchase warrant  exercisable to purchase an additional  common share at a price
$0.45 for a two-year period, subject to a four-month hold period.  Proceeds will be used for working capital and for the advancement of exploration of the Pebble
Project. The offering closed February 20, 2002.

On March 6, 2002 and subsequent to year-end,  the company  announced that it had reached agreement in principle with certain private investors to privately place
2,000,000  Units at a price of $0.50 per Unit. Each Unit will comprise one share and one share purchase warrant  exercisable to purchase an additional share at a price of $0.62 for a two year period from the date of issuance. The Company will pay placement fees in accordance with TSX Venture Exchange Policies on a portion of the private placement.  The offering closed April 19, 2002. Proceeds from the placement  will be used for working  capital and the  advancement  of the Pebble
Project.

Northern  Dynasty will  consider  raising,  if possible,  further  funds for the
Pebble  Property  contingent  on the outcome of the first phase of  exploration.
Should  Northern  Dynasty be unable to  arrange  additional  financing  it would result in forfeiture of the Teck Cominco Options.

FINANCIAL INSTRUMENTS

Northern Dynasty keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging  operations with respect to currency.  Funds, which are currently  excess to Northern  Dynasty's  needs, are invested in short term near cash investments pending the need for the funds.

Northern Dynasty does not have any material commitments for capital expenditures and accordingly can remain relatively  flexible in gearing its activities to the availability  of  funds.  As of  the  fiscal  2001  year-end,  Northern  Dynasty estimates that the cost of maintaining its corporate  administrative  activities at approximately $40,000 per month.  Accordingly,  Northern Dynasty's management estimates  that  approximately  $0.48  million  will be needed to  maintain  its corporate  status and assets over the ensuing  one-year period  excluding Pebble
Property   activities.   Northern   Dynasty  has  current   working  capital  of
approximately  $500,000 as of December 31, 2002, but expects to be able to raise sufficient  capital  to fund the cost of the next two years  administration  and exploration programs. There is, however, no assurance that Northern Dynasty will be able to raise the required funds.

Northern  Dynasty will  consider  raising,  if possible,  further  funds for the
Pebble  Property  contingent  on the outcome of the first phase of  exploration.
Should  Northern  Dynasty be unable to  arrange  additional  financing  it would result in forfeiture of the Teck Cominco Options.

C.       RESEARCH EXPENDITURES

Northern Dynasty is a natural resource exploration expenditure based corporation and does not have a program of intellectual property development or patenting or licensing.

D.       TREND INFORMATION

As a natural resource  exploration  company,  Northern Dynasty's  activities are mainly  event-driven,  that is based on exploration  successes and failures than seasonal,  but it may be seen to be  affected  by the  cyclic  nature  of  metal prices.  Northern Dynasty is aware many economists  continue to predict economic softness and hence Northern  Dynasty does not anticipate a near term recovery in the price of copper, but the price of gold has improved and the fundamentals are expected to be strong through 2003.

Copper is a commodity  metal used  extensively  in the  housing  and  automotive industries  and  accordingly  demand for copper  varies  directly  with  general economic conditions.  Copper prices decreased in 2002 due to the global economic slowdown.  Copper prices  fluctuated over the year in 2002 and averaged  US$0.71 per pound, but began to improve at year-end. Prices are projected to increase to about US$0.90/lb by 2004.

The gold price increased  significantly in 2002, averaging US$308/oz compared to about US$270/oz in 2001. Gold has continued its uptrend in early 2003,  reaching as high as  US$380/oz  in January,  before  dropping  off to about  US$340/oz in
February and March 2003.

ITEM 6        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

NAME, POSITION AND                        PERIOD A DIRECTOR OF                         SHARES BENEFICIALLY
PLACE OF RESIDENCE                        NORTHERN DYNASTY                           OWNED OR CONTROLLED(1)

Ronald W. Thiessen                        Since November 10, 1995                         86,282 Shares
Chief Executive Officer, President and    (President since October 31, 2001)
Director
West Vancouver, B.C.
Canada

Bruce A. Youngman                         Since June 22, 1994                            475,400 Shares
Vice-President and Director               (President to October 31, 2001;
Vancouver, B.C.                           now Vice-President)
Canada

Robert G. Hunter(2)                       Since June 18, 1996                            502,682 Shares
Co-Chairman and Director
Vancouver, B.C.
Canada

Robert A. Dickinson(3)(4)                 Since June 22, 1994                           1,902,900 Shares
Co-Chairman and Director
Lions Bay, B.C.
Canada

David J. Copeland                         Since June 18, 1996                             92,250 Shares
Director
Vancouver, B.C.
Canada

Jeffrey R. Mason                          Since June 18, 1996                              450 Shares
Chief Financial Officer, Secretary and
Director
Vancouver, B.C.
Canada

Scott D. Cousens                          Since June 18, 1996                             61,382 Shares
Director
Vancouver, B.C.
Canada

     (1) The  information  as to  shares  beneficially  owned or  controlled  is furnished by the respective  directors at May 31, 2002 and includes  shares held through holding companies.

All directors have a term of office  expiring at the next annual general meeting of Northern  Dynasty.  All officers  have a term of office  lasting  until their removal or  replacement  by the Board of Directors.  Management's  approximately
3,121,346  shares  represent   approximately  17.3%  of  the  18,058,723  shares
outstanding on May 1, 2003.

PRINCIPAL OCCUPATION OF CURRENT MANAGEMENT OF NORTHERN DYNASTY

RONALD W. THIESSEN, C.A. - PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Ronald W. Thiessen is  accredited  as a public  accountant in Canada and for the past several  years,  his  principal  occupation  has been serving as a director and/or officer of several  publicly-traded  mineral exploration  companies.  Mr.
Thiessen is employed by Hunter Dickinson Inc. (see Item 7), a company  providing management  and  administrative  services to several  publicly-traded  companies including Northern Dynasty,  and he focuses on directing  corporate  development and financing activities. He is also a director of Hunter Dickinson Inc.

BRUCE A. YOUNGMAN, B.SC. - VICE-PRESIDENT AND DIRECTOR

Mr.  Youngman  holds a Bachelor of Science degree in geology from the University of British  Columbia  and has been active in the mineral  exploration  field for more than 18 years.  He is a director and an employee of Hunter  Dickinson  Inc.
and an employee and officer of Northern Dynasty.

ROBERT G. HUNTER - CO-CHAIRMAN OF THE BOARD AND DIRECTOR

Robert G. Hunter for the past several years has been active as a mining promoter headquartered  in Vancouver  and  continues to be active in the mining  business although he now semi-retired. Mr. Hunter does not have any technical credentials in mining but through years as a businessman and insurance executive developed a network of venture  capitalists in the mining field.  Mr. Hunter has served as a director of other public companies listed at one time on the NASDAQ, The Toronto
Stock Exchange (now the TSX Exchange) and Canadian Venture Exchange (now the TSX
Venture Exchange). Mr. Hunter is Co-Chairman of Hunter Dickinson Inc.

ROBERT A. DICKINSON, B.SC., M.SC. - CO-CHAIRMAN OF THE BOARD AND DIRECTOR

Robert  A.  Dickinson  is an  economic  geologist  who  serves  as a  member  of management of several mineral  exploration  companies,  primarily those for whom
Hunter Dickinson Inc. provides  services.  He holds a Bachelor of Science degree
(Hons.  Geology)  and a Master of  Science  degree  (Business  Administration  -
Finance) from the University of British  Columbia.  Mr.  Dickinson has also been active in mineral exploration over 34 years. He is Co-Chairman and a director of
Hunter  Dickinson  Inc. He is also  President  and  Director  of United  Mineral
Services Ltd., a private investment company.

JEFFREY R. MASON, CA - CHIEF FINANCIAL OFFICER, CORPORATE SECRETARY AND DIRECTOR

Jeffrey R. Mason  holds a Bachelor of Commerce  degree  from the  University  of
British  Columbia  and  obtained  his  Chartered  Accountant  designation  while
specializing  in  the  mining,   forestry  and  transportation  sectors  at  the
international  accounting firm of Deloitte & Touche.  Following  comptrollership positions at an international  commodity mercantilist and Homestake Mining Group of companies  including  responsibility  for North American Metals Corp. and the
Eskay  Creek  Project,  Mr.  Mason has spent the last seven years as a corporate officer and director to a number of  publicly-traded  (TSX, NASDAQ, TSX Venture)
mineral  exploration  companies.  Mr. Mason is also employed as Chief  Financial
Officer of Hunter  Dickinson Inc. and his principal  occupation is the financial administration  of the public  companies  that Hunter  Dickinson  Inc.  provides services for.

SCOTT D. COUSENS - DIRECTOR

Scott D. Cousens is  responsible  for  corporate  communications  for the public companies for which Hunter  Dickinson Inc.  provides  services.  He also assists with  financing  initiatives  given his  background  as a registered  securities broker in the early 1990s.

DAVID J. COPELAND, P.ENG. - DIRECTOR

David J.  Copeland is a geological  engineer who  graduated in economic  geology from the University of British Columbia.  With over 30 years of experience,  Mr.
Copeland  has  undertaken  assignments  in  a  variety  of  capacities  in  mine exploration,  discovery and  development  throughout the South Pacific,  Africa,
South  America and North  America.  His  principal  occupation  is President and
Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates  advanced  technical programs for exploration on behalf of Northern
Dynasty and other companies for which Hunter Dickinson Inc.  provides  services.
He is also a director of Hunter Dickinson Inc.

B.       COMPENSATION

During Northern  Dynasty's  financial year ended December 31, 2002 the aggregate direct  remuneration paid or payable to Northern Dynasty's  directors and senior officers by Northern  Dynasty was $204,968.  This figure includes any portion of remuneration  received  by the named  person as an officer or employee of Hunter
Dickinson Inc. that is attributable to Northern Dynasty's affairs.

Ronald  W.  Thiessen,  President  and  Chief  Executive  Officer,  and  Bruce A.
Youngman,  former  President,  are each a "Named Executive  Officer" of Northern
Dynasty for the purposes of the following disclosure.

The  compensation  paid to each of the Named Executive  Officers during Northern
Dynasty's three most recently completed financial years is as set out below:

==============================================================================================================
                                         SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------------------------------------
                                          ANNUAL COMPENSATION LONG TERM COMPENSATION
                                -------------------------------------------------------------------
                                                                         AWARDS             PAYOUTS
                                                                 ------------------------ ---------
                                                                  SECURITIES  RESTRICTED
                                                                       UNDER   SHARES OR
                                                           OTHER    OPTIONS/  RESTRICTED                   ALL
                                                          ANNUAL        SARS       SHARE       LTIP      OTHER
NAME AND PRINCIPAL                   SALARY     BONUS COMPENSATION   GRANTED       UNITS    PAYOUTS   COMPENSAT
POSITION                YEAR            ($)       ($)        ($)         (#)         ($)        ($)        ($)
----------------------- ------- ----------- --------- ---------- ------------ ----------- --------- ----------
Bruce A. Youngman(1)    2002        55,604         0          0            0           0         0          0
Former President and    2001        54,080         0          0        7,500           0         0          0
Director                2000        54,080         0          0            0           0         0          0
----------------------- ------- ----------- --------- ---------- ------------ ----------- --------- ----------
Ronald W. Thiessen(1)   2002        42,533         0          0            0           0         0          0
President, Chief        2001         8,704         0          0      160,000           0         0          0
Executive Officer and
Director
----------------------- ------- ----------- --------- ---------- ------------ ----------- --------- ----------

(1)     Effective  November 1, 2001, Bruce A. Youngman  resigned as President of
        Northern Dynasty Minerals Ltd., and was appointed Vice-President so that he could  focus on field  exploration  related  to the  Pebble  Project.
        Ronald W. Thiessen was appointed  President and CEO on November 1, 2001.
        He was not a Named Executive Officer during 2000.

No options were granted to the Named  Executive  Officers  during the  financial year ended December 31, 2002. No options were  exercised by the Named  Executive
Officers  during the  financial  year ended  December  31, 2002.  Subsequent  to year-end,  no options were exercised by Named Executive  Officers.  The value of the  unexercised  in-the-money  options  was  $35,175 at  December  31, 2002 and
$243,250 at May 1, 2003.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There  are no  compensatory  plans or  arrangements  with  respect  to the Named
Executive  Officers  resulting  from the  resignation,  retirement  or any other termination  of employment  of the officer's  employment or from a change of the
Named Executive Officer's responsibilities following a change in control.

COMPENSATION OF DIRECTORS

There were no arrangements,  standard or otherwise,  pursuant to which directors were  compensated  by Northern  Dynasty for their  services in their capacity as directors, or for committee participation, involvement in special assignments of for  services  as  consultants  or experts  during the most  recently  completed financial year or  subsequently,  up to and including the date hereof.  See also
Item 7 regarding the  potential  value of the retained  carried  interest in the
Pebble Property which, although it is not compensation, should be construed as a benefit to the directors.

SECURITY HOLDINGS OF INSIDERS WHO ARE MANAGEMENT (AS AT MAY 1, 2003)

                     SHARES OWNED OR   PERCENTAGE OF CURRENT           NUMBER OF
                        BENEFICIALLY  ISSUED AND OUTSTANDING     OPTIONS OUTSTDG
NAME OF INSIDER         CONTROLLED(3)       COMMON SHARES(4)          TO INSIDER

David J. Copeland             92,250                   0.5%             130, 000
Scott D. Cousens              61,382                   0.3%              160,000
Robert A. Dickinson(2)     1,902,900                  10.5%              157,500
Robert G. Hunter             502,682                   2.8%               80,000
Jeffrey R. Mason                 450                   0.0%                    0
Ronald W. Thiessen            86,282                   0.5%              160,000
Bruce A. Youngman            475,400                   2.6%                7,500
                           ---------                  ----               -------
TOTAL                      3,121,346                  17.3%              695,000
                           =========                  ====               =======

SECURITIES HELD BY INSIDERS

As of May 31, 2002 the  directors  and  officers  of Northern  Dynasty and their affiliate held as a group, directly and indirectly,  own or control an aggregate of 2,867,596 common shares (21.8% of outstanding  common shares).  Insiders also hold 780,732 options and 1,250,000 warrants to acquire additional common shares.
To  Northern  Dynasty's  knowledge,  at May 31,  2002,  there  were  no  persons
(exclusive of Mr. Robert A. Dickinson,  Director, and Mrs. Carmen Dickinson, Mr.
Dickinson's spouse, and the directors and officers as a group) holding more than
10% of the issued common shares of Northern Dynasty.

C.       BOARD PRACTICES

All directors were  re-elected at the June 28, 2002 annual  general  meeting and have a term of office  expiring at the next annual  general  meeting of Northern
Dynasty  scheduled for June 18, 2003. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

During the  financial  year ended  December 31, 2002, no options were granted to directors.

Ronald W.  Thiessen,  Robert A.  Dickinson  and Scott D.  Cousens are members of
Northern  Dynasty's audit  committee.  Ronald W. Thiessen is Northern  Dynasty's
Chief Executive  Officer and Mr.  Dickinson is Co-Chairman.  Northern  Dynasty's
directors are all active in its affairs and hence are not independent. The audit committee is elected  annually by the directors of Northern Dynasty at the first meeting of the board held after Northern  Dynasty's annual general meeting.  Its primary  function is to review the  financial  statements  of  Northern  Dynasty before they are submitted to the board for approval. The audit committee is also available  to  assist  the  board  if  required  with  matters  relating  to the appointment of Northern  Dynasty's  auditor and the overall scope and results of
the  audit,   internal  financial  controls,   and  financial   information  for
publication  for  various   purposes.   Northern  Dynasty  has  no  remuneration
committee.

D.       EMPLOYEES

At May 1, 2003, Northern Dynasty had no direct full-time  employees,  but rather it contracts  staff from Hunter  Dickinson  Inc. on an as-need  basis.  Northern
Dynasty's  functions are primarily  administered  through Hunter  Dickinson Inc.
(see Item 7).

E.       SHARE OWNERSHIP - STOCK OPTIONS

As at May 1, 2003,  an  aggregate  of  1,175,750  shares have been  reserved for issuance  pursuant  to the  following  director,  executive  officer and service provider stock options:

(A)      INCENTIVE OPTIONS

                                NUMBER OF     EXERCISE    DATE                  EXPIRY
 OPTIONHOLDER STATUS             SHARES       PRICE       OF GRANT              DATE

 Directors and Officers of

 Northern Dynasty               695,000        $0.40       May 15, 2001         May 15, 2004
                             ------------

 Employees and Consultants      288,250        $0.40       May 15, 2001         May 15, 2004
                                 73,500        $0.40       November 21, 2001    May 15, 2004
                                119,000        $0.40       December 11,2002     December 20, 2004
                             ------------
                                480,750

                             ------------
                              1,175,750
                             ============

In fiscal 2002,  323,750  options were exercised with proceeds of $131,450 at an average price of $0.41 per share. In fiscal 2003 to May 1, 2003,  21,500 options were exercised, at an average price of $0.41, with proceeds of $8,840.

(B)      SHARE INCENTIVE PLAN

In order to provide incentive to directors, officers, employees,  management and others who provide services to Northern Dynasty it has adopted a Share Incentive
Plan (the "Plan").  The Plan was originally approved by shareholders at Northern
Dynasty's  annual  general  meeting  held  on June  24,  1999  and a  resolution increasing  the  number  of shares  available  for  issuance  under the Plan was approved  by  shareholders  on June 20,  2000 and  amended on June 28, 2002 (the
"2002  Plan").  Under the 2002 Plan,  a total of  2,600,000  shares of  Northern
Dynasty  were  reserved  for  share  incentive  options  to be  granted  at  the discretion of Northern  Dynasty's board of directors to eligible  optionees (the
"Optionees").  At May 1, 2003 a total of 2,600,000 share  incentive  options are outstanding  under the Plan of which  1,175,000  options have been granted,  and
1,069,000  shares remain  available for issuance to future  Optionees.  The 2003 shareholder's  meeting (June 18, 2003) will seek  authority to increase the Plan to 3,600,000 shares (the "2003 Plan").

ELIGIBLE OPTIONEES

Under TSX policy,  to be eligible  for the  issuance of a stock option under the
2002 Plan, an Optionee must either be a director, officer, employee,  consultant or an employee of a company  providing  management or other services to Northern
Dynasty or its subsidiary at the time the option is granted.

Options  may be granted  only to an  individual  or to a company  that is wholly owned by individuals eligible for an option grant. If the option is granted to a company,  the company must provide TSX Venture with an undertaking  that it will not permit any transfer of its shares,  nor issue further  shares,  to any other individual  or entity as long as the  incentive  stock option  remains in effect without the consent of TSX Venture.

MATERIAL TERMS OF THE PLAN

The following is a summary of the material  terms of the 2002 Plan (the Proposed
2003 Plan varies from the following only by the number of shares included)

(a)     all  options  granted  under  the  2002  Plan  are   non-assignable  and
        non-transferrable and are up to a period of 5 years;

(b)     for stock options granted to employees or service  providers  (inclusive of  management  company  employees),  Northern  Dynasty is  required  to represent that the proposed  Optionee is a bona fide employee or service provider  (inclusive of a management company employee),  as the case may be, of Northern Dynasty;

(c)     Options  granted  pursuant to the Plan to  Directors  and all  Employees employed by Northern Dynasty for a period of more than six months at the time the Option is granted  shall vest as follows:  (i) 1/3 of the total number of Options granted shall vest six months after the date of grant;
        (ii) a further 1/3 of the total number of Options granted shall vest one year after the date of grant;  and (iii) the  remaining 1/3 of the total number of Options granted shall vest 18 months after the date of grant.

         Options  granted  pursuant  to the  Plan to an  Employee  who has  been employed  by  Northern  Dynasty for a period of less than six months at the time the Option is granted  shall vest as  follows:  (a) 1/3 of the total number of Options  granted  shall vest one year after the date of grant;  (b) a further 1/3 of the total number of Options  granted shall vest 18 months after the date of grant;  and (c) the  remaining  1/3 of the total number of Options granted shall vest two years after the date of grant.

         Options granted to Consultants retained by Northern Dynasty pursuant to a  short-term  contract or for a specific  project  with a finite term, shall be subject to such vesting provisions  determined by the Board of
         Directors  of  Northern  Dynasty at the time the Option  Commitment  is made.

         Options issued to persons engaged in Investor Relations Activities vest in stages  over 12  months,  with 1/4 of such  Options  vesting in each three-month  period  commencing  after  three  months  from the  Option
         Commitment.

(d)     Northern  Dynasty has a share purchase  option approval plan approved by the shareholders that allows it to grant options,  subject to regulatory
        terms  and  approval,   to  its  employees,   officers,   directors  and
        non-employees.  The exercise price of each option can be set equal to or greater than the closing  price of the common  shares on the TSX Venture on the day  prior  to the  date of the  grant  of the  option  less  the applicable  discount  according to TSX Venture  policy.  An option has a maximum  term  of  ten  years  and  terminates  30  days  following  the termination  of  the  optionee's  employment,  except  in  the  case  of retirement or death.  In the case of retirement,  it terminates 30 to 90 days, at management's discretion,  following retirement.  In the case of death,  it  terminates at the earlier of one year after the event or the expiry of the option.  Vesting of options is done at the  discretion  of the Board at the time the options are granted; and

(e)     the minimum exercise price of an option granted under the 2002 Plan must not be less than the closing price for Northern  Dynasty's common shares as traded on the TSX  Venture  on the last  trading  day before the date that the option is granted less allowable  discounts as permitted by TSX
        Venture of up to 25% (depending on the price at the time of grant).

NorthernDynasty  has  obtained   "disinterested"   shareholders'   approval  and
therefore as permitted by TSX Venture policy:

o       the number of options granted to Insiders of Northern Dynasty may exceed
        10% of Northern Dynasty's outstanding listed shares;

o       the aggregate  number of options granted to Insiders of Northern Dynasty within a one year period may exceed

o       10% of Northern Dynasty's outstanding listed shares; and

o       the number of  options  granted to any one  Insider  and such  Insider's associates within a one year period may exceed 5% of Northern  Dynasty's outstanding listed shares.

DISINTERESTED SHAREHOLDER APPROVAL ("DSA")

"Disinterested  Shareholder  Approval"  means the  approval by a majority of the votes cast by all shareholders of Northern Dynasty at the shareholders'  meeting excluding  votes attached to listed shares  beneficially  owned by "insiders" of northern dynasty (generally officers and directors) to whom the dsa options have been granted under the 2002 Plan and associates of those insiders.  The approval of the 2003 plan will also require DSA.

ITEM 7        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

Northern  Dynasty's  securities  are recorded on the books of its transfer agent
(Computershare Trust Company of Canada, 510 Burrard Street,  Vancouver, B.C. V6C
3B9 (604) 661-0215) in registered form, however, the majority of such shares are registered in the name of  intermediaries  such as brokerage houses and clearing houses (on behalf of their respective brokerage clients).  Northern Dynasty does not have knowledge or access to the identities of the beneficial  owners of such shares registered through intermediaries. Based on information provided pursuant to Northern  Dynasty's search of  intermediaries,  as of May 1, 2003, there were
279  registered  shareholders  of record  holding a total of  18,058,723  common shares of Northern Dynasty. To the best of Northern Dynasty's  knowledge,  there were 143 registered  shareholders of record with registered  addresses in Canada
(holding  approximately  14,698,994 (81.4%) shares),  113 shareholders of record with registered addresses in the United States, (holding approximately 2,392,275
(13.2%) shares) and 23 shareholders of record with registered addresses in other countries (holding  approximately  967,454 (5.4%) shares).  Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.  To the best of its knowledge,  Northern Dynasty is not directly or indirectly  owned or  controlled by a corporation  or foreign government.  For  information  on the  holdings of insiders  see Item 6B.  Since
December 31, 2002 the  proportion  of shares held by Canadians has increased due to placements of securities to investors and insiders (see Item 7).

As of May 1, 2003,  the only  registered  holders  of 5% or more of the  current issued and outstanding common shares of Northern Dynasty are Robert A. Dickinson
(1,902,900  common  shares  -  10.5%),  who  is  a  director,  Carmen  Dickinson
(2,536,670   common   shares  -  14.0%)  and   brokerage   clearinghouses.   The
shareholdings  of the  individual  directors  are  listed in Item 6A. The voting rights of the major  shareholders  do not differ from the voting rights of other
Northern Dynasty shareholders.

The changes in the holdings of Northern Dynasty's principal  shareholders in the last 3 years  (in  absolute  numbers  and as a  percentage  of then  outstanding shares) is:

                                 HOLDINGS             HOLDINGS             HOLDINGS             HOLDINGS
                            DECEMBER 31, 2000    DECEMBER 31, 2001    DECEMBER 31, 2002       MAY 1, 2003
                            ------------------- -------------------- -------------------- --------------------
Robert A. Dickinson          659,900     (9.2%) 2,067,500    (22.2%) 1,611,200    (12.2%) 1,902,900    (10.5%)
Carmen Dickinson (spouse)    151,200     (2.1%) 1,636,670    (17.6%) 1,636,670    (12.4%) 2,536,670    (14.0%)
Bruce Youngman               579,500     (8.1%)   579,500     (6.2%)   470,400     (3.6%)   475,400     (2.6%)

Under  the  British  Columbia  SECURITIES  ACT  insiders  (generally   officers,
directors,  holders of 10% or more of Northern Dynasty's shares) are required to file insider  reports of changes in their  ownership in the first 10 days of the month following a trade in Northern Dynasty's securities. Copies of such reports are  available  for public  inspection  at the offices of the  British  Columbia
Securities Commission,  9th Floor, 701 West Georgia Street,  Vancouver,  British
Columbia V7Y 1L2 (phone (604)  899-6500) or at the British  Columbia  Securities
Commission  web  site  (www.bcsc.bc.ca).  Commencing  in June  2003  in  British
Columbia all insider reports must be filed  electronically 10 days following the date of the  trade at  www.sedi.ca.  The  public  will be able to  access  these reports at www.sedi.ca.

B.       RELATED PARTY TRANSACTIONS

No director or senior  officer,  and no associate or affiliate of the  foregoing persons,  and no  insider  has or has  had  any  material  interest,  direct  or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially  affected or will materially  affect Northern
Dynasty or its predecessors during the years ended December 31, 2001 or December
31, 2002 or in any pending transaction except as follows:

(A)      MANAGEMENT CONTRACTS

Northern  Dynasty has a services  agreement  dated December 31, 1996 with Hunter
Dickinson Inc. ("HDI"),  a private company owned equally by nine public resource exploration companies (one of which is Northern Dynasty) and which is managed by directors  the  majority  of whom are the same  directors  as those of  Northern
Dynasty. HDI is one of the larger independent mining exploration groups in North
America and as of April 15, 2003 employs or retains on a substantially full-time basis, 16 geoscientists (of which 6 are professional geoscientists/P.Geo., 3 are geological  engineers/P.Eng.  and 2 are Ph.D.s), 2 licensed  professional mining and 1  mechanical  engineers  (P.Eng.),  8  accountants  (including  4 Chartered
Accountants,   1  Certified  Management   Accountant  and  1  Certified  General
Accountant) and 15 administrative  staff. It has supervised mineral  exploration projects  in  Canada  (British  Columbia,  Manitoba,  Ontario  and  Quebec)  and
internationally  in Brazil,  Chile,  USA (Nevada and  Alaska),  Mexico and South
Africa.  HDI  allocates the costs of staff input into projects like Pebble based on time  records of involved  personnel.  The  Services  Agreement  which can be terminated  by either  party on 30 days' notice at which time  Northern  Dynasty would  surrender  its one  share of HDI.  (See  Item 19 -  Exhibits.)  Under the
Services  Agreement  HDI  provides  ongoing  geological,  corporate  development management  and  administrative  services  to  Northern  Dynasty  on a full cost recovery  basis and at a cost that is  intended  to be  competitive  with  arm's length suppliers.  During fiscal 2002,  Northern Dynasty paid HDI $1,227,425 for services  rendered.  HDI may also invoice  exploration and operating advances in anticipation  of services to be rendered.  As of December 31, 2002, HDI had been advanced $79,350 in excess of services rendered to that date. The nine directors of HDI are the seven  directors of Northern  Dynasty plus two other  persons not related to Northern Dynasty.

(B)      PROPERTY OPTION ASSIGNMENT

HDG Assignment  dated October 29, 2001 between Hunter  Dickinson  Group Inc. and
Northern Dynasty respecting the Pebble Property Option. (See Item 4A and Item 19
-  Exhibits.)  As of April 30,  2002,  Northern  Dynasty  had fully paid HDG for
Pebble  expenditures.  Hunter  Dickinson Group Inc.  (herein "HDG") is a private
company   which  seeks  to  source  and  secure   rights  to  mineral   prospect
opportunities for its own account and for purposes of involving public companies by way of option,  joint venture or assignment of all or a part of HDG's rights.
HDG has assigned  prospect  interests to both arm's length and non-arm's  length companies.  HDG will  generally  risk its own funds on  preliminary  exploration costs before  assigning its interest in a prospect on terms  negotiated with the transferee company. Such assignments generally require the acceptance by the TSX
Venture (which Northern Dynasty has received) and in some cases the shareholders of  the  public  company  (by  approval  of  a  majority  of  the  disinterested shareholders  of the  transferee).  All of the  directors  of Northern  Dynasty, except  Mr.  Youngman,  are among the seven  directors  of HDG,  and HDG has one independent director. The shares of HDG are held by Messrs. R.A. Dickinson, R.W.
Thiessen,  J.R. Mason,  D.J.  Copeland,  S.D.  Cousens,  R.G.  Hunter,  and D.S.
Jennings,  each of whom is a director of Northern Dynasty, except D.S. Jennings.
HDG is the corporate trustee of seven director family trusts to which such named directors  and their  family  members  are  beneficiaries.  Northern  Dynasty is received disinterested  shareholder approval for the transaction at its June 28,
2002 annual shareholders meeting.

(C)      PARTICIPATION IN PRIVATE PLACEMENTS

On December 13, 2001 Northern Dynasty announced a private placement financing to raise  additional  working  capital of $400,000 by issuing  1,176,470  Units for
$0.34 each.  Each Unit was comprised of one common share and one share  purchase warrant,  with each share purchase  warrant  exercisable at $0.45 for two years.
Robert A. Dickinson and his spouse were the only participating insiders and they completed  the purchase of  1,029,470  of the Units on February 20, 2002,  after receiving TSX Venture Exchange acceptance for filing.

In January  2003,  the  Company  completed  a private  placement  consisting  of
1,700,000  Units at a price of $0.50 per Unit.  Each Unit was  comprised  of one common share and one share purchase warrant exercisable into one common share at
$0.60. The participating insiders were:

   Robert A. Dickinson                                          100,000 units
   491038 BC Ltd (1)                                            100,000 units
   United Mineral Services Ltd.(1)                              200,000 units
   Bruce A. Youngman                                             20,000 units

   (1) Private companies controlled by Mr. Dickinson

(D)      DIRECTORS AND OFFICERS

Directors  and  officers  of  Northern  Dynasty  may from time to time  serve as directors  of and have an  interest,  either  directly or  indirectly,  in other companies involved in natural resource exploration and development. As a result, a  director  of  Northern  Dynasty  may be  presented,  from time to time,  with situations, which give rise to an apparent conflict of interest. On any conflict situation,  a director  may abstain from voting on  resolutions  of the Board of
Directors  that evoke such  conflict in order to have the matter  resolved by an independent  Board,  or the  situation may be presented to the  shareholders  of
Northern  Dynasty for  ratification.  In any event,  the  directors  of Northern
Dynasty must, in accordance with the laws of British Columbia,  act honestly and in good faith and in the best interests of Northern  Dynasty,  and must exercise the care, diligence and skill of a reasonably prudent person in dealing with the affairs of Northern Dynasty.

(E)     See  also,   ITEM  6B  -  Compensation   of  Directors   regarding  cash
        compensation and ITEM 6E re Options.

C.       INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8        FINANCIAL INFORMATION

A.        STATEMENTS AND OTHER FINANCIAL INFORMATION

See "Item 17 Financial Statements" and pages 2 to 4.

LEGAL PROCEEDINGS

Northern  Dynasty is not involved in any litigation or legal  proceedings and to
Northern Dynasty's knowledge,  no material legal proceedings  involving Northern
Dynasty are to be initiated against Northern Dynasty.

DIVIDEND POLICY

Northern  Dynasty has not paid any  dividends on its  outstanding  common shares since  its  incorporation  and  does  not  anticipate  that it will do so in the foreseeable  future.  All  funds of  Northern  Dynasty  are being  retained  for exploration of its Projects.

B.       SIGNIFICANT CHANGES

There have been no significant changes to the business of Northern Dynasty since
December 31, 2002.

ITEM 9        THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

TRADING MARKETS

TSX VENTURE:                                             OTC BULLETIN BOARD:
NDM - Trading in Canadian Dollars                        Trading in United States Dollars
                                       High     Low                                             High    Low
                                       ($)      ($)                                             ($)     ($)
ANNUAL                                                   ANNUAL

2003 (to May 1, 2003)                  0.90     0.55     2003 (to May 1, 2003)                  0.62    0.36
2002                                   1.44     0.42     2002 (from July 29, 2002)              0.90    0.25
2001                                   0.79     0.32
2000                                   0.66     0.40
1999                                   0.57     0.32
1998                                   0.75     0.37
1997                                   1.95     1.00
1996                                   2.00     1.02

BY QUARTER                                               BY QUARTER

Calendar 2000

   First Quarter                       0.66     0.48
   Second Quarter                      0.42     0.40
   Third Quarter                       0.50     0.41
   Fourth Quarter                      0.51     0.40

Calendar 2001

   First Quarter                       0.46     0.32
   Second Quarter                      0.49     0.36
   Third Quarter                       0.55     0.35
   Fourth Quarter                      0.79     0.38

Calendar 2002                                            Calendar 2002
   First Quarter                       1.20     0.43
   Second Quarter                      1.44     0.95
   Third Quarter                       1.24     0.54     Third Quarter (from July 20, 2002)     0.90    0.40
   Fourth Quarter                      0.74     0.42     Fourth Quarter                         0.60    0.25

Calendar 2003                                            Calendar 2003
   First Quarter                       0.90     0.55        First Quarter                       0.60    0.36
   Second Quarter (to May 1, 2003)     0.88     0.70        Second Quarter (to May 1, 2003)     0.62    0.47

MONTHLY                                                  MONTHLY

   April 2003                          0.88     0.70        April 2003                          0.62    0.47
   March 2003                          0.75     0.60        March 2003                          0.52    0.36
   February 2003                       0.75     0.60        February 2003                       0.49    0.40
   January 2003                        0.90     0.55        January 2003                        0.60    0.36
   December 2002                       0.65     0.49        December 2002                       0.47    0.28
   November 2002                       0.57     0.42        November 2002                       0.33    0.25
   October 2002                        0.74     0.43        October 2002                        0.60    0.26
   September 2002                      0.86     0.54        September 2002                      0.60    0.40

Northern  Dynasty  share  trading  information  is also  available  through free internet search services (for example, see Yahoo.com, enter NDM.V NDMLF).

B.       PLAN OF DISTRIBUTION

Not applicable.

C.       MARKETS

The shares of Northern Dynasty have traded in Canada on the TSX Venture Exchange
(successor Exchange to the Canadian Venture and Vancouver Stock Exchanges) since
1994, (symbol-NDM @ Yahoo NDM.V). Since July 20, 2002, Northern Dynasty's shares have traded in the United States on the OTC Bulletin Board.

D.       SELLING SHAREHOLDERS

Not applicable.

E.       DILUTION

Not applicable.

F.       EXPENSES OF THE ISSUE

Not applicable.

ITEM 10       ADDITIONAL INFORMATION

A.       SHARE CAPITAL

Northern  Dynasty's  share  capital  consists of one class only,  namely  common shares  without  par  value,  of which  100,000,000  shares are  authorized  and
15,515,223  common shares without par value are issued and  outstanding as fully paid and  non-assessable  as of December 31, 2002 and  18,058,723  common shares outstanding as of May 1, 2003. The  accompanying  audited  financial  statements provides  details of all share  issuances  effected by  Northern  Dynasty in the issue price per share for the three  previous  fiscal  years ended  December 31,
2002. There are no shares of Northern Dynasty, which are held by or on behalf of
Northern  Dynasty.  There have been no changes in the  classification  of common shares  (reclassifications,  consolidations,  reverse splits or the like) within the previous five years.  All common shares of Northern  Dynasty rank pari passu
(i.e.  equally) for the payment of any dividends and  distributions in the event of a windup. A summary of Northern Dynasty's dilutive securities (convertible or exercisable into common shares) is as follows:

(A)      HISTORY OF SHARE CAPITAL

A summary of  Northern  Dynasty's  share  capital  for the last  three  years as follows:
                                                                              Number of
                                                                                 Shares             Amount
        -----------------------------------------------------------------------------------------------------
        Balance, December 31, 1998 and 1999                                 7,177,455      $     7,270,842
             Share purchase options exercised at $0.50 each                     5,000                2,500
        -----------------------------------------------------------------------------------------------------
        Balance, December 31, 2000                                          7,182,455            7,273,342
             Private placement at $0.30                                     2,100,000              630,000
             Share purchase options exercised at $0.55                          2,500                1,375
             Share purchase options exercised at $0.40                          7,500                3,000
        -----------------------------------------------------------------------------------------------------
        Balance, December 31, 2001                                          9,292,455            7,270,842
             Private placement at $0.34                                     1,176,470              400,000
             Private placement at $0.50                                     2,000,000            1,000,000
             Private placement at $1.05                                       197,548              207,425
             Issued for options at $0.40                                      310,750              124,300
             Issued for options at $0.55                                       13,000                7,150
             Warrants exercised at $0.40                                    1,325,000              530,000
             Issued for Pebble property                                     1,200,000              995,000
        -----------------------------------------------------------------------------------------------------
        Balance, December 31, 2002                                         15,515,223           10,534,717
             Private placement at $0.50                                     1,700,000              850,000
             Issued for options at $0.40                                       13,500                5,400
             Issued for options at $0.43                                        8,000                3,440
             Warrants exercised at $0.45                                      147,000               66,150
             Warrants exercised at $0.62                                      100,000               62,000
             Warrants exercised at $0.40                                      575,000              230,000
        -----------------------------------------------------------------------------------------------------
          BALANCE, MAY 1, 2003                                             18,058,723      $    11,751,707
        =====================================================================================================

(B)      WARRANTS

Outstanding warrants from transactions at May 1, 2003

                           NUMBER          EXERCISE PRICE   EXPIRY M/Y

                   --------------- ------------------------ ----------------
                          200,000               $0.40       July, 2003
                       1,029,4700                0.45       February, 2004
                          250,000                0.60       December, 2004
                        1,700,000                0.60       January 2005
                        1,900,000                0.62       April, 2004
                          500,000                0.75       December, 2003
                          197,548                1.15       December, 2003
                          500,000                1.15       March, 2004
                   ---------------
                        6,277,018
                   ===============

(C)      OTHER POTENTIAL SHARE ISSUANCES

A summary of  Northern  Dynasty's  diluted  share  capital at May 31, 2003 is as follows:

        (a)      Issued                                        18,058,723
        (b)      Options outstanding                            1,175,750
        (c)      Warrants outstanding                           6,277,018
                                                             ---------------
                 Diluted share position (1)                    25,511,491
                                                             ===============

         NOTES:

         (1) Excludes further shares potentially issuable under Pebble Agreement because  these are  optional  only and not legal  commitments  to issue shares.

See Item 6E for information regarding Northern Dynasty's Share Incentive Plan.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

Northern  Dynasty's  corporate  constituting  documents  comprising  Articles of
Association and Memorandum are registered with the British Columbia Registrar of
Companies under  Corporation  No. 262963.  A copy of the Articles of Association and Memorandum are filed with the initial registration  statement on Form 20F as an exhibit. (See Item 19.)

OBJECTS AND PURPOSES

Northern  Dynasty's  Memorandum  of  Incorporation  and Articles of  Association
("Articles")  do  not  specify  objects  or  purposes.  Under  British  Columbia corporate law (the British  Columbia  COMPANY ACT or herein  "BCCA"),  a British
Columbia  corporation  generally  has all the legal powers of a natural  person.
British  Columbia  corporations  may  not  undertake  certain  limited  business activities such as operating as a trust company or railroad without  alterations to its form of articles and specific government consent.

DIRECTORS - POWERS AND LIMITATIONS

Northern  Dynasty's  Articles do not specify a maximum  number of directors (the minimum under British Columbia law for a public company is three). The number of directors is fixed, annually, by shareholders at the annual Shareholders meeting
and  all   directors  are  elected  at  that  time  -  there  are  no  staggered directorships. Under the BCCA, directors are obligated to abstain from voting on matters in which they may be financially  interested after disclosing in writing such  interest.  Directors'  compensation  is not a matter  on which  they  must abstain.  Directors must be of the age of majority  (18),  and meet  eligibility criteria including being mentally competent,  not an undischarged  bankrupt,  no fraud related convictions in the previous five years and a majority of directors must be  ordinarily  resident in Canada.  There is no mandatory  retirement  age either under Northern Dynasty's Articles or under the BCCA.

Directors'  borrowing powers are not generally restricted where the borrowing is in Northern  Dynasty's  best  interests,  but the  directors  may not  authorize
Northern Dynasty to provide  financial  assistance for any reason where Northern
Dynasty  is  insolvent  or  the  providing  of the  guarantee  would  render  it insolvent.  Directors  need not own any shares of  Northern  Dynasty in order to qualify as directors.

The  Articles  specify  that the  number  of  directors  shall be the  number of directors  fixed by  shareholders  annually  or the number,  which are  actually
elected  at  a  general  shareholders   meeting.  The  number  of  directors  is
determined, annually, by shareholders at the annual Shareholders meeting and all directors  are  elected at that time.  Under the  Articles,  the  directors  are entitled  between  successive  annual  general  meetings  to appoint one or more additional  directors  but not more than  one-third  of the number of  directors
fixed  at  a  shareholders   or  actually   elected  at  the  preceding   annual
shareholders'  meeting.  Directors  automatically  retire at the commencement of each annual meeting but may be re-elected thereat.

Under the Articles, a director who is any way directly or indirectly  interested in a proposed  contract or transaction with Northern  Dynasty,  or who holds any office or possesses any property  whereby directly or indirectly a duty might be created  which would  conflict  with his duty or  interest as a director,  shall declare in writing the nature and extent of such  interest  in such  contract or transaction.  A  director  shall not vote in  respect  of any such  contract  or transaction  if the company in which he is interested  and if he should vote his vote  shall not be counted  but shall be  counted  in the quorum  present at the meeting.  Similarly,  under the BCCA  directors  are  obligated  to abstain from voting on  matters  in which  they may be  financially  interested  after  fully
disclosing   such   interest.   Directors  must  abstain  from  voting  in  such
circumstances both under the Articles and under the BCCA.

CHANGES TO RIGHTS OF COMMON SHAREHOLDERS

Changes  to  the  Articles  and  memorandum  of  Northern   Dynasty   require  a
shareholders'  "special  resolution"  being a resolution passed by not less than
75% of the shares  voted in person or by proxy at a duly  convened  shareholders meeting.  Some organic  corporate  changes  including  amalgamation with another company,  sale of substantially all of Northern  Dynasty's assets,  redomiciling out of the jurisdiction of British  Columbia,  creation of new classes of shares not only require such 75%  approval  but  generally  also give rise to a dissent right which is the right to be paid the fair value of the  stockholder's  shares in cash if the  required  special  resolution  is actually  passed and  Northern
Dynasty  elects to proceed  with the matter  notwithstanding  receipt of dissent notices.  A notice of a  shareholders  meeting at which  such an organic  change action is  intended to be  considered  must  include a  prominent  notice of the dissent  right.  Dissent  provisions  are  governed  by the  BCCA and not by the
Articles of Northern Dynasty.

SHAREHOLDERS MEETINGS

Shareholders  meetings are governed by the Articles of Northern Dynasty but many important  shareholder  protections  are also  contained in the  SECURITIES  ACT
(British Columbia) and the BCCA. The Articles provide that Northern Dynasty will hold an annual shareholders'  meeting, will provide at least 21 days' notice and will provide for certain  procedural  matters and rules of order with respect to conduct of the  meeting.  The  SECURITIES  ACT (British  Columbia)  and the BCCA
superimpose  requirements  that  generally  provide that  shareholders  meetings require not less than a 60 day notice period from initial public notice and that
Northern Dynasty makes a thorough  advanced search of intermediary and brokerage
registered   shareholdings   to   facilitate   communication   with   beneficial
shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders,  The form and content of information  circulars  and  proxies  and  like  matters  are  governed  by  the
SECURITIES  ACT  and  the  BCCA.  This  legislation   specifies  the  disclosure
requirements for the proxy materials and various corporate  actions,  background information  on the nominees for election for director,  executive  compensation paid in the  previous  year and full  details of any unusual  matters or related party transactions.  Northern Dynasty must hold an annual  shareholders  meeting
open  to  all  shareholders  for  personal   attendance  or  by  proxy  at  each
shareholder's  determination.  The meeting  must be held within 13 months of the previous annual  shareholders  meeting and must present audited  statements that are no more than 180 days old at such meeting.

Shares Fully Paid

All Northern Dynasty shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Redemption

Northern Dynasty has no redeemable securities  authorized or issued.  Therefore,
Northern Dynasty has no sinking fund or like security redemption fund.

PRE-EMPTIVE RIGHTS

There are no pre-emptive  rights  applicable to Northern Dynasty which provide a right to any person to participate in offerings of Northern  Dynasty's equity or other securities

RIGHTS TO PROFITS AND LIQUIDATION RIGHTS

All common shares of Northern Dynasty participate  rateably in any net profit or loss of Northern  Dynasty and shares rateably any available  assets in the event of a winding up or other liquidation.

NO LIMITATION ON FOREIGN OWNERSHIP

There are no limitations under Northern Dynasty's Articles or in the BCCA on the right of persons who are not  citizens of Canada to hold or vote common  shares.
(See also "Exchange Controls".)

DIVIDENDS

Dividends  may be  declared  by the Board out of  available  assets and are paid rateably  to holders  of common  shares.  No  dividend  may be paid if  Northern
Dynasty is, or would thereby become, insolvent.

VOTING RIGHTS

Each  Northern  Dynasty share is entitled to one vote on matters to which common shares  ordinarily vote including the annual election of directors,  appointment of auditors and approval of corporate  changes.  There are no cumulative  voting rights applicable to Northern Dynasty.

CHANGE IN CONTROL

Northern Dynasty has not implemented any  shareholders'  rights or other "poison pill" protection against possible take-overs. Northern Dynasty does not have any agreements  that are triggered by a take-over or other change of control.  There are no  provisions  in its  articles  triggered  by or  affected  by a change in outstanding  shares  which  gives  rise to a change  in  control.  There  are no provisions in Northern  Dynasty's  material  agreements giving special rights to any person on a change in control.

INSIDER SHARE OWNERSHIP REPORTING

The articles of Northern  Dynasty do not require  disclosure of share ownership.
Share  ownership  of  director  nominees  must be  reported  annually  in  proxy materials sent to Northern  Dynasty's  shareholders.  There are no  requirements under British  Columbia  corporate law to report ownership of shares of Northern
Dynasty but the SECURITIES ACT (British Columbia) requires disclosure of trading by insiders (generally officers,  directors and holders of 10% of voting shares)
within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of  outstanding  shares) must provide seven days advance  notice of share sales. Copies of such reports are available for public inspection at the offices of the British  Columbia  Securities  Commission,  9th Floor,  701 West  Georgia
Street,  Vancouver,  British Columbia V7Y 1L2 telephone (604) 899-6500 or at the
British Columbia  Securities  Commission web site  (www.bcsc.bc.ca).  Commencing
June  2003  insider   reports   will  be   available   online  on  SEDI  website
(www.sedi.ca).

SECURITIES ACT (BRITISH COLUMBIA)

This  statute  applies  to  Northern  Dynasty  and  governs  matters   typically
pertaining  to  public  securities  such  as  continuous   quarterly   financial
reporting,  immediate  disclosure of material changes,  insider trade reporting, take-over  protections to ensure fair and equal  treatment of all  shareholders, exemption and resale rules pertaining to non-prospectus  securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters.  All Northern Dynasty  shareholders  regardless of residence have equal rights under this legislation.

Alaska Subsidiary

This company is wholly-owned by Northern Dynasty and has constituting  documents ordinary to such single-purpose corporations.

C.       MATERIAL CONTRACTS

Northern Dynasty's material contracts as of May 1, 2003 are:

         (a) Amended Share Incentive Plan dated for reference June 28, 2002 (see
         Item 6E);

         (b) HDG  Assignment  Agreement,  dated October 29, 2001, and underlying
         Teck Cominco Options of the Resource Lands and the Exploration Lands of
         the Pebble  Property  and  Consent  for the  Assignment  related to the
         Pebble  Property (see Item 4 - Pebble  Property  Option  Agreements and
         Item 7B(b) - Major Shareholders and Related Party Transactions);

         (c) Geological  Management and  Administration  Services Agreement with
         HDI dated for  reference  December  31,  1996.  (See Item 7B(a) - Major
         Shareholders and Related Party Transactions for details on amounts paid to HDI under the services agreement.)

D.       EXCHANGE CONTROLS

Northern Dynasty is a Province of British Columbia, Canada corporation. There is no law or governmental  decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends,  interest or other payments to a non-resident  holder of Common Shares,  other than withholding tax requirements.  Any such  remittances  to United  States  residents are generally subject  to  withholding  tax,  however  no such  remittances  are likely in the foreseeable future. See "Taxation", below.

There is no limitation  imposed by the laws of Canada or by the charter or other constituent documents of Northern Dynasty on the right of a non-resident to hold or vote its common shares,  other than as provided in the INVESTMENT  CANADA ACT
(Canada)  (the  "INVESTMENT  ACT").  The  following  discussion  summarizes  the material  features of the  INVESTMENT  ACT for a  non-resident  who  proposes to acquire a controlling  number of Northern Dynasty's common shares. It is general only,  it is not a substitute  for  independent  advice from an  investor's  own advisor, and it does not anticipate statutory or regulatory amendments. Northern
Dynasty does not believe the INVESTMENT ACT will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Northern Dynasty's relatively small capitalization.

The  INVESTMENT  ACT  generally  prohibits   implementation  of  a  "reviewable"
investment  by  an  individual,   government  or  agency  thereof,  corporation,
partnership,  trust or joint venture (each an "entity") that is not a "Canadian"
as defined in the  INVESTMENT ACT (i.e. a  "non-Canadian"),  unless after review the  Director of  Investments  appointed  by the  minister  responsible  for the
INVESTMENT  ACT is satisfied  that the investment is likely to be of net benefit to Canada.  The size and nature of a  proposed  transaction  may give rise to an obligation  to notify the Director to seek an advance  ruling.  An investment in
Northern Dynasty's common shares by a non-Canadian  (other than a "WTO Investor"
as that term is defined in the INVESTMENT  ACT and which term includes  entities which are  nationals of or are  controlled  by nationals of member states of the
World Trade  Organization),  when Northern  Dynasty was not  controlled by a WTO
Investor,  would be reviewable  under the INVESTMENT ACT if it was an investment to acquire  control of Northern  Dynasty and the value of the assets of Northern
Dynasty, as determined in accordance with the regulations  promulgated under the
Investment Act, was over a certain figure, or if an order for review was made by the  federal  cabinet on the  grounds  that the  investment  related to Canada's cultural heritage or national identity, regardless of the value of the assets of
Northern Dynasty. An investment in the Common Shares by a WTO Investor,  or by a non-Canadian  when Northern  Dynasty was controlled by a WTO Investor,  would be reviewable  under the INVESTMENT ACT if it was an investment to acquire  control of  Northern  Dynasty  and the  value of the  assets  of  Northern  Dynasty,  as determined in accordance with the regulations  promulgated  under the Investment
Act,  was not less  than a  specified  amount,  which for 2000  exceeds  Cdn$192 million.  A  non-Canadian  would  acquire  control of  Northern  Dynasty for the purposes of the  INVESTMENT ACT if the  non-Canadian  acquired a majority of the
Common Shares.  The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an  acquisition of control of Northern
Dynasty  unless  it could be  established  that,  on the  acquisition,  Northern
Dynasty was not controlled in fact by the acquiror  through the ownership of the
Common Shares.

The  foregoing  assumes  Northern  Dynasty will not engage in the  production of uranium or own an interest in a producing uranium property in Canada, or provide any financial  service or transportation  service,  as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the
INVESTMENT ACT, including

         (a) an  acquisition  of the Common  Shares by a person in the  ordinary course of that person's business as a trader or dealer in securities,

         (b) an  acquisition of control of Northern  Dynasty in connection  with the  realization  of  security  granted  for a loan or other  financial assistance  and not for a  purpose  related  to the  provisions  of the
         INVESTMENT ACT, and

         (c) an  acquisition  of  control  of  Northern  Dynasty by reason of an
         amalgamation,   merger,   consolidation  or  corporate   reorganization
         following  which the  ultimate  direct or  indirect  control in fact of
         Northern Dynasty,  through the ownership of the Common Shares, remained unchanged.

E.       TAXATION

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES FOR UNITED STATES RESIDENTS

The following,  in management's  understanding  summarizes the material Canadian federal  income  tax  consequences  generally  applicable  to  the  holding  and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who,
(a) for the  purposes of the Income Tax Act  (Canada)  (the "Tax  Act"),  is not
resident in Canada,  deals at arm's  length  with  Northern  Dynasty,  holds the
Common Shares as capital  property and does not use or hold the Common Shares in the course of  carrying  on, or  otherwise  in  connection  with,  a business in
Canada,  and  (b)  for the  purposes  of the  Canada-United  States  Income  Tax
Convention,  1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada,  and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in
Canada. This summary does not apply to traders or dealers in securities, limited liability  companies,  tax-exempt  entities,  insurers,  financial  institutions
(including those to which the  mark-to-market  provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current  provisions  of the Tax Act  including  all regulations thereunder,  the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative  practices of the Canada Customs and
Revenue Agency. It has been assumed that all currently proposed  amendments will be enacted as proposed  and that there will be no other  relevant  change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial,  U.S., state or  other  foreign  income  tax law or  practice.  The tax  consequences  to any particular  U.S.  Holder will vary  according to the status of that holder as an individual,  trust, corporation,  partnership or other entity, the jurisdictions in which that holder is subject to  taxation,  and  generally  according to that holder's particular circumstances.  Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

DIVIDENDS

Dividends paid or deemed to be paid to a U.S. Holder by Northern Dynasty will be subject to Canadian  withholding tax. Under the Treaty,  the rate of withholding tax on dividends paid to a U.S. Holder is generally  limited to 15% of the gross amount  of  the  dividend  (or  5% if  the  U.S.  Holder  is a  corporation  and beneficially  owns at least 10% of Northern  Dynasty's voting shares).  Northern
Dynasty will be required to withhold  the  applicable  withholding  tax from any such  dividend and remit it to the  Canadian  government  for the U.S.  Holder's account.

DISPOSITION

A U.S.  Holder is not  subject  to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable  Canadian  property" to the holder thereof and the U.S. Holder is not  entitled  to relief  under the  Treaty.  A Common  Share will be taxable
Canadian  property  to a U.S.  Holder  if,  at any  time  during  the 60  months preceding the disposition,  the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together  owned, or had rights to acquire,
25% or more of Northern Dynasty's issued shares of any class or series.

A U.S. Holder whose Common Shares do constitute taxable Canadian  property,  and who might  therefore be liable for Canadian  income tax under the Tax Act,  will generally be relieved from such  liability  under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada.  Management of Northern  Dynasty  believes that the value of
Northern Dynasty's Common Shares is not currently derived  principally from real property situated in Canada.

UNITED STATES TAX CONSEQUENCES

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following  is, in  management's  understanding  a discussion of the material
United States  federal  income tax  consequences,  under current law,  generally applicable  to a U.S.  Holder  (as  hereinafter  defined)  of  common  shares of
Northern  Dynasty.  This discussion  does not address all  potentially  relevant federal  income tax  matters and it does not  address  consequences  peculiar to persons  subject to special  provisions of federal income tax law, such as those described below as excluded from the definition of a U.S.  Holder.  In addition, this  discussion  does not cover any state,  local or foreign tax  consequences.
(see "Taxation - Canadian Federal Income Tax Consequences" above).  Accordingly, holders and  prospective  holders of common  shares of Northern  Dynasty  should consult their own tax advisors about the specific  federal,  state,  local,  and foreign tax  consequences to them of purchasing,  owning and disposing of common shares of Northern Dynasty, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986,  as amended (the  "Code"),  Treasury  Regulations,  published  Internal
Revenue Service ("IRS") rulings,  published  administrative positions of the IRS and court decisions that are currently applicable,  any or all of which could be materially and adversely  changed,  possibly on a retroactive basis, at any time and which are subject to differing  interpretations.  This  discussion  does not consider the potential  effects,  both adverse and  beneficial,  of any proposed legislation  which,  if  enacted,  could be applied,  possibly on a  retroactive basis, at any time.

U.S. HOLDERS

As used  herein,  a "U.S.  Holder"  means a holder of common  shares of Northern
Dynasty  who is a  citizen  or  individual  resident  of the  United  States,  a corporation  or  partnership  created or  organized  in or under the laws of the
United States or of any political subdivision thereof, an estate whose income is taxable in the United  States  irrespective  of source or a trust subject to the primary  supervision of a court within the United States and control of a United
States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences  to, and U.S. Holder does not include,  persons subject to specific  provisions  of federal  income tax law,  such as tax-exempt organizations,  qualified retirement plans,  individual  retirement accounts and other tax-deferred accounts,  financial institutions,  insurance companies, real
estate  investment  trusts,  regulated  investment  companies,   broker-dealers,
non-resident  alien  individuals,  persons or entities  that have a  "functional currency" other than the U.S.  dollar,  shareholders  subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle,  hedging or conversion  transaction,  and  shareholders  who acquired their common shares through the exercise of employee stock options or otherwise as compensation  for services.  This  summary  is limited to U.S.  Holders  who own common  shares as capital  assets and who own  (directly  and  indirectly,  pursuant to applicable rules of  constructive  ownership)  no more  than 5% of the  value of the  total outstanding  stock of  Northern  Dynasty.  This  summary  does not  address  the consequences  to a person or entity  holding an interest in a shareholder or the consequences  to a person  of the  ownership,  exercise  or  disposition  of any options,  warrants or other rights to acquire common shares.  In addition,  this summary does not address  special rules  applicable to United States persons (as defined in Section  7701(a)(30)  of the Code) holding  common  shares  through a foreign  partnership  or to foreign  persons  holding  common  shares  through a domestic partnership.

DISTRIBUTION ON COMMON SHARES OF NORTHERN DYNASTY

In  general,   U.S.  Holders   receiving   dividend   distributions   (including
constructive  dividends)  with respect to common shares of Northern  Dynasty are required  to  include  in gross  income for  United  States  federal  income tax purposes the gross amount of such distributions,  equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Northern  Dynasty has current or accumulated  earnings and profits,  without  reduction for any Canadian  income tax withheld from such distributions.  Such  Canadian tax withheld may be credited,  subject to certain limitations,  against  the  U.S.  Holder's  federal  income  tax  liability  or, alternatively,  may be deducted in computing the U.S.  Holder's  federal taxable income  by those  who  itemize  deductions.  (See more  detailed  discussion  at
"Foreign Tax Credit" below). To the extent that distributions  exceed current or accumulated earnings and profits of Northern Dynasty, they will be treated first as a return of  capital  up to the U.S.  Holder's  adjusted  basis in the common
shares  and   thereafter  as  gain  from  the  sale  or  exchange  of  property.
Preferential  tax rates for  long-term  capital  gains are  applicable to a U.S.
Holder  which  is an  individual,  estate  or  trust.  There  are  currently  no preferential tax rates for long-term  capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency  received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt,  a U.S. Holder will have a tax basis in the foreign  currency equal to its U.S.  dollar value on the date of receipt.  Generally,  any gain or loss  recognized  upon a subsequent sale or other  disposition  of the foreign  currency,  including  the  exchange for U.S.
dollars,  will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain,  provided that there are no expenses  associated  with the  transaction  that meet the  requirements  for deductibility  as a trade or business  expense  (other  than travel  expenses in connection with a business trip) or as an expense for the production of income.

Dividends  paid on the common shares of Northern  Dynasty  generally will not be eligible for the dividends received deduction provided to corporations receiving dividends  from certain  United States  corporations.  A U.S.  Holder which is a corporation and which owns shares  representing at least 10% of the voting power and value of Northern Dynasty may, under certain circumstances, be entitled to a
70% (or 80% if the U.S.  Holder  owns  shares  representing  at least 20% of the voting  power and value of  Northern  Dynasty)  deduction  of the United  States source  portion of dividends  received from Northern  Dynasty  (unless  Northern
Dynasty  qualifies as a "foreign personal holding company" or a "passive foreign investment  company," as defined  below).  Northern  Dynasty does not anticipate that it will earn any United States  income,  however,  and  therefore  does not anticipate  that any U.S.  Holder will be eligible  for the  dividends  received deduction.

Under current Treasury Regulations,  dividends paid on Northern Dynasty's common shares,  if any,  generally  will not be subject to  information  reporting  and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds  from a sale of Northern  Dynasty's  common  shares paid in the
U.S.  through a U.S. or U.S.  related paying agent  (including a broker) will be subject to U.S.  information  reporting  requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts  withheld under the U.S.  backup withholding  tax rules will be allowed as a refund or a credit  against the U.S.
Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions)  Canadian income tax with  respect to the  ownership  of common  shares of  Northern  Dynasty  may be entitled,  at the option of the U.S. Holder,  to either receive a deduction or a tax credit for such  foreign tax paid or  withheld.  Generally,  it will be more advantageous  to claim a credit  because a credit  reduces United States federal income taxes on a dollar-for-dollar  basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year  basis and generally  applies to all foreign taxes paid by (or withheld  from) the U.S.
Holder during that year.  There are  significant and complex  limitations  which apply to the  credit,  among  which is the  general  limitation  that the credit cannot exceed the proportionate  share of the U.S. Holder's United States income tax liability that the U.S.  Holder's  foreign source income bears to his or its worldwide  taxable  income.  In the  determination  of the  application  of this limitation,  the various items of income and deduction  must be classified  into foreign and domestic sources.  Complex rules govern this classification process.
In addition,  this limitation is calculated  separately with respect to specific classes of income such as "passive  income,  "high  withholding  tax  interest,"
"financial    services   income,"   "shipping   income,"   and   certain   other
classifications  of income.  Dividends  distributed  by  Northern  Dynasty  will generally  constitute  "passive income" or, in the case of certain U.S. Holders,
"financial services income" for these purposes.  The availability of the foreign tax  credit  and the  application  of the  limitations  on the  credit  are fact specific,  and U.S.  Holders of common shares of Northern Dynasty should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES OF NORTHERN DYNASTY

In general,  U.S.  Holders will  recognize  gain or loss upon the sale of common shares of Northern  Dynasty  equal to the  difference,  if any,  between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Northern  Dynasty.  Preferential
tax  rates  apply  to  long-term   capital  gains  of  U.S.  Holders  which  are
individuals,  estates or trusts. In general,  gain or loss on the sale of common shares of Northern Dynasty will be long-term  capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions  for net capital  losses are  subject to  significant limitations. For U.S. Holders which are not corporations,  any unused portion of such net  capital  loss may be carried  over to be used in later tax years until such  net  capital  loss  is  thereby  exhausted.  For  U.S.  Holders  that  are corporations  (other than corporations  subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years  from the loss year to be offset  against  capital  gains  until  such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

Set forth below are certain material exceptions to the  above-described  general rules  describing the United States federal  income tax  consequences  resulting from the holding and disposition of common shares:

FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year more than 50% of the total combined  voting power or the total  value of  Northern  Dynasty's  outstanding  shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer  individuals who are citizens or residents of the United States and 60% or more of Northern Dynasty's gross income for such year is derived from certain passive sources (e.g.,  from certain  interest and dividends),  Northern
Dynasty may be treated as a "foreign  personal holding  company." In that event,
U.S.  Holders  that hold  common  shares  would be  required to include in gross income for such year their  allocable  portions  of such  passive  income to the extent  Northern  Dynasty does not  actually  distribute  such income.  Northern
Dynasty  does not believe  that it  currently  qualifies  as a foreign  personal holding company.  However,  there can be no assurance that Northern Dynasty will not be  considered  a foreign  personal  holding  company for the current or any future taxable year.

FOREIGN INVESTMENT COMPANY

If 50% or more of the combined voting power or total value of Northern Dynasty's outstanding shares is held, directly or indirectly,  by citizens or residents of the United States,  United States  domestic  partnerships  or  corporations,  or estates or trusts other than  foreign  estates or trusts (as defined by the Code
Section  7701(a)(31)),  and Northern Dynasty is found to be engaged primarily in the business of investing,  reinvesting, or trading in securities,  commodities, or any interest therein,  it is possible that Northern Dynasty may be treated as a "foreign  investment  company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S.  Holder selling or exchanging  common shares to be treated as ordinary  income  rather  than  capital  gain.  Northern
Dynasty  does not believe that it  currently  qualifies as a foreign  investment company.  However,  there can be no assurance that Northern  Dynasty will not be considered a foreign  investment  company for the current or any future  taxable year.

PASSIVE FOREIGN INVESTMENT COMPANY

United  States  income  tax  law  contains  rules  governing   "passive  foreign
investment  companies"  ("PFIC") which can have  significant tax effects on U.S.
Holders of foreign corporations.  These rules do not apply to non-U.S.  Holders.
Section 1297 of the Code defines a PFIC as a  corporation  that is not formed in the United States if, for any taxable year,  either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average  percentage,  by fair market value (or, if the
corporation  is  not  publicly  traded  and  either  is  a  controlled   foreign
corporation  or makes an election,  by adjusted  tax basis),  of its assets that produce  or are held for the  production  of  "passive  income"  is 50% or more.
Northern Dynasty appears to have been a PFIC for the fiscal year ended September
30, 1999, and at least certain prior fiscal years. In addition, Northern Dynasty expects to qualify as a PFIC for the fiscal year ending  September  30, 2000 and may also qualify as a PFIC in future fiscal years.  Each U.S. Holder of Northern
Dynasty is urged to  consult a tax  advisor  with  respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S.  Holder who holds  stock in a foreign  corporation  during any year in which such  corporation  qualifies as a PFIC is subject to United States federal income  taxation under one of three  alternative  tax regimes at the election of such U.S. Holder.  The following is a discussion of such alternative tax regimes applied to such U.S.  Holders of Northern  Dynasty.  In addition,  special rules apply  if a  foreign  corporation  qualifies  as both a PFIC  and a  "controlled foreign  corporation"  (as defined  below) and a U.S.  Holder owns,  actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat Northern Dynasty as a qualified  electing fund
("QEF")  will be subject,  under  Section 1293 of the Code,  to current  federal income tax for any taxable year to which the election  applies in which Northern
Dynasty qualifies as a PFIC on his pro rata share of Northern Dynasty's (i) "net capital  gain" (the excess of net  long-term  capital  gain over net  short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with  which)  Northern  Dynasty's  taxable  year ends,  regardless  of whether such amounts are actually distributed.  A U.S. Holder's tax basis in the common  shares will be  increased  by any such amount that is included in income but not distributed.

The  procedure  a U.S.  Holder  must  comply  with in  making an  effective  QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S.  Holder's  holding period in which
Northern  Dynasty is a PFIC.  If the U.S.  Holder  makes a QEF  election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate  documents at the time the U.S. Holder files  his tax  return  for such  first  year.  If,  however,  Northern  Dynasty qualified  as a PFIC in a prior year during the U.S.  Holder's  holding  period, then, in order to avoid the Section 1291 rules  discussed  below, in addition to filing  documents,  the U.S.  Holder must elect to recognize  under the rules of
Section  1291 of the  Code  (discussed  herein),  (i)  any  gain  that he  would otherwise  recognize if the U.S. Holder sold his stock on the qualification date or (ii) if  Northern  Dynasty  is a  controlled  foreign  corporation,  the U.S.
Holder's pro rata share of Northern Dynasty's  post-1986 earnings and profits as of the qualification  date. The qualification  date is the first day of Northern
Dynasty's  first  tax year in which  Northern  Dynasty  qualified  as a QEF with respect to such U.S. Holder. For purposes of this discussion,  a U.S. Holder who makes (i) a timely QEF election,  or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing  U.S.  Holder." A U.S.  Holder who holds common shares at any time during a year of Northern  Dynasty in which Northern  Dynasty is a PFIC and who is not an Electing  U.S.  Holder  (including a U.S.  Holder who makes an untimely QEF election and makes neither of the above-described  gain-recognition elections) is referred to herein as a  "Non-Electing  U.S.  Holder." An Electing
U.S.  Holder (i) generally  treats any gain realized on the  disposition  of his
Registrant  common  shares as capital gain;  and (ii) may either avoid  interest charges  resulting  from PFIC  status  altogether,  or make an annual  election, subject to certain  limitations,  to defer payment of current taxes on his share of Northern  Dynasty's  annual  realized net capital gain and ordinary  earnings subject,  however,  to  an  interest  charge.  If  the  U.S.  Holder  is  not  a corporation,  any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election,  Northern
Dynasty must provide  certain  information  regarding  its net capital gains and ordinary earnings and permit its books and records to be examined to verify such
information.   Northern  Dynasty  intends  to  make  the  necessary  information available to U.S.  Holders to permit them to make (and  maintain)  QEF elections with respect to Northern  Dynasty.  Northern  Dynasty urges each U.S.  Holder to consult a tax advisor  regarding the  availability of, and procedure for making, the QEF election.

A QEF election,  once made with respect to Northern Dynasty,  applies to the tax year for which it was made and to all subsequent tax years,  unless the election is invalidated or terminated, or the IRS consents to revocation of the election.
If a QEF  election  is made by a U.S.  Holder  and  Northern  Dynasty  ceases to qualify as a PFIC in a  subsequent  tax year,  the QEF  election  will remain in effect,  although  not  applicable,  during  those tax  years in which  Northern
Dynasty  does not  qualify  as a PFIC.  Therefore,  if  Northern  Dynasty  again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S.  Holder will be subject to the rules  described  above for Electing
U.S.  Holders in such tax year and any  subsequent  tax years in which  Northern
Dynasty  qualifies as a PFIC. In addition,  the QEF election  remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such
U.S.  Holder  disposes of all of his or its direct and indirect  interest in the shares of  Northern  Dynasty.  Therefore,  if such  U.S.  Holder  reacquires  an interest  in  Northern  Dynasty,  that U.S.  Holder will be subject to the rules described  above for Electing U.S.  Holders for each tax year in which  Northern
Dynasty qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder,  special taxation rules under Section
1291 of the Code will apply to (i) gains realized on the  disposition (or deemed to be realized by reasons of a pledge) of his Registrant  common shares and (ii)
certain  "excess  distributions,"  as defined in Section  1291(b),  by  Northern
Dynasty.

A Non-Electing  U.S.  Holder  generally  would be required to pro rate all gains realized  on the  disposition  of his  Registrant  common  shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Northern  Dynasty (i) which  began after  December  31,
1986,  and (ii) for which  Northern  Dynasty  was a PFIC)  would be taxed at the highest tax rate for each such prior year  applicable  to ordinary  income.  The
Non-Electing  U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year  calculated as if such liability had been due with respect to each such prior year. A Non-Electing  U.S.  Holder that is not a corporation  must treat this interest  charge as "personal  interest"  which, as discussed above, is wholly  non-deductible.  The balance, if any, of the gain or the excess  distribution  will be treated as ordinary  income in the year of the disposition  or  distribution,  and no interest  charge  will be  incurred  with respect to such balance.  In certain  circumstances,  the sum of the tax and the
PFIC interest charge may exceed the amount of the excess distribution  received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Northern  Dynasty is a PFIC for any taxable year during which a  Non-Electing
U.S. Holder holds Registrant common shares,  then Northern Dynasty will continue to be treated as a PFIC with respect to such Registrant  common shares,  even if it is no longer  definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing  U.S.  Holders) as if such Registrant common  shares had been sold on the last day of the last  taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders  beginning after December 31, 1997, U.S.
Holders who hold  (actually  or  constructively)  marketable  stock of a foreign corporation  that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market  election").  If such an election is made, such U.S.
Holder will  generally not be subject to the special  taxation  rules of Section
1291  discussed  above.  However,  if the  mark-to-market  election is made by a
Non-Electing  U.S. Holder after the beginning of the holding period for the PFIC stock,  then the  Section  1291 rules will  apply to  certain  dispositions  of, distributions  on and other  amounts  taxable with  respect to Northern  Dynasty common shares.  A U.S. Holder who makes the mark-to market election will include in income for each  taxable  year for which the  election is in effect an amount equal to the excess,  if any, of the fair market  value of the common  shares of
Northern  Dynasty  as of the  close of such tax year  over  such  U.S.  Holder's adjusted basis in such common shares. In addition,  the U.S. Holder is allowed a deduction  for the  lesser of (i) the  excess,  if any,  of such  U.S.  Holder's adjusted  tax basis in the  common  shares  over the fair  market  value of such shares as of the close of the tax year,  or (ii) the excess,  if any, of (A) the mark-to-market  gains for the common shares in Northern Dynasty included by such
U.S.  Holder for prior tax years,  including  any amount  which  would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing  U.S.  Holders,  over (B) the mark-to-market  losses for shares that were allowed as deductions  for prior tax years.  A U.S.  Holder's  adjusted  tax basis in the common  shares of  Northern
Dynasty  will be  adjusted to reflect  the amount  included in or deducted  from income as a result  of a  mark-to-market  election.  A  mark-to-market  election applies to the taxable year in which the election is made and to each subsequent taxable year,  unless Northern Dynasty common shares cease to be marketable,  as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not  established  procedures for making a  mark-to-market  election,
U.S.  Holders  should  consult their tax advisor  regarding the manner of making such an  election.  No view is  expressed  regarding  whether  common  shares of
Northern  Dynasty are marketable for these purposes or whether the election will be available.

Under  Section  1291(f)  of the  Code,  the IRS  has  issued  Proposed  Treasury
Regulations that, subject to certain exceptions,  would treat as taxable certain transfers of PFIC stock by  Non-Electing  U.S.  Holders that are  generally  not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally,  in such cases the basis of Northern Dynasty common  shares in the  hands of the  transferee  and the  basis of any  property received in the  exchange  for those  common  shares  would be  increased by the amount of gain recognized.  Under the Proposed Treasury Regulations, an Electing
U.S.  Holder  would not be taxed on certain  transfers  of PFIC  stock,  such as gifts, exchanges pursuant to corporate reorganizations,  and transfers at death.
The  transferee's  basis in this case will depend on the manner of the transfer.
In the case of a transfer by an Electing  U.S.  Holder upon death,  for example, the  transferee's  basis is  generally  equal to the  fair  market  value of the
Electing U.S.  Holder's common shares as of the date of death under Section 1014 of the Code.  The specific tax effect to the U.S.  Holder and the transferee may vary based on the manner in which the common shares are  transferred.  Each U.S.
Holder of Northern Dynasty is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S.  Holder makes a timely QEF election with respect to common shares of Northern  Dynasty,  certain  adverse rules may apply in the event that both Northern  Dynasty and any foreign  corporation  in which  Northern  Dynasty directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations,  a U.S. Holder would be treated as owning his or its  proportionate  amount of any lower-tier  PFIC shares,  and generally would be subject to the PFIC rules  with  respect to such  indirectly-held  PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto.
Northern  Dynasty  intends to make the necessary  information  available to U.S.
Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Northern Dynasty that is a PFIC.

Under the  Proposed  Treasury  Regulations,  a U.S.  Holder  who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess  distribution  deemed to have been  received with respect to his or its  lower-tier  PFIC shares and (ii)
any gain deemed to arise from a so-called "indirect disposition" of such shares.
For this  purpose,  an indirect  disposition  of  lower-tier  PFIC shares  would generally  include (i) a  disposition  by Northern  Dynasty (or an  intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate  ownership of the lower-tier PFIC, including an issuance of  additional  common  shares by Northern  Dynasty (or an intermediate entity).  Accordingly, each prospective U.S. Holder should be aware that he or it could be  subject  to tax even if such  U.S.  Holder  receives  no distributions  from Northern  Dynasty and does not dispose of its common shares.
NORTHERN  DYNASTY  STRONGLY URGES EACH  PROSPECTIVE U.S. HOLDER TO CONSULT A TAX
ADVISOR  WITH  RESPECT  TO THE  ADVERSE  RULES  APPLICABLE,  UNDER THE  PROPOSED
TREASURY REGULATIONS, TO U.S. HOLDERS OF LOWER-TIER PFIC SHARES.

Certain special,  generally adverse, rules will apply with respect to Registrant common shares while  Northern  Dynasty is a PFIC unless the U.S.  Holder makes a timely QEF election.  For example  under Section  1298(b)(6) of the Code, a U.S.
Holder who uses PFIC stock as  security  for a loan  (including  a margin  loan)
will,  except as may be  provided  in  regulations,  be treated as having made a taxable disposition of such shares.

CONTROLLED FOREIGN CORPORATION

If more than 50% of the total  combined  voting  power of all  classes of shares entitled to vote or the total value of the shares of Northern  Dynasty is owned, actually  or  constructively,  by citizens or  residents  of the United  States,
United States domestic  partnerships or corporation,  or estates or trusts other than  foreign  estates or trusts (as defined by the Code  Section  7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting  power of all  classes of shares  entitled  to vote of  Northern  Dynasty
("United States Shareholder"), Northern Dynasty could be treated as a controlled foreign  corporation  ("CFC") under Subpart F of the Code.  This  classification would  effect many  complex  results,  one of which is the  inclusion of certain income  of a CFC which is  subject  to  current  U.S.  tax.  The  United  States generally taxes United States  Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States  Shareholders  are generally  treated as having  received a current  distribution  out of the CFC's
Subpart F income  and are also  subject to  current  U.S.  tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax  credit  described  above  may  reduce  the U.S.  tax on these  amounts.  In addition,  under  Section  1248 of the Code,  gain from the sale or  exchange of shares by a U.S.  Holder of common shares of Northern  Dynasty which is or was a
United States  Shareholder at any time during the five-year period ending on the date of the sale or  exchange  is  treated as  ordinary  income to the extent of earnings  and profits of  Northern  Dynasty  attributable  to the shares sold or exchanged.  If a  foreign  corporation  is both a PFIC  and a CFC,  the  foreign corporation  generally  will not be  treated  as a PFIC with  respect  to United
States  Shareholders  of the CFC.  This rule  generally  will be  effective  for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United
States  Shareholders.  Special rules apply to United States Shareholders who are subject to the special  taxation rules under Section 1291  discussed  above with respect to a PFIC.  Because  of the  complexity  of  Subpart F, a more  detailed review  of these  rules is  outside  of the scope of this  discussion.  Northern
Dynasty does not believe that it currently  qualifies as a CFC.  However,  there can be no assurance  that Northern  Dynasty will not be considered a CFC for the current or any future taxable year.

F.       DIVIDENDS AND PAYING AGENTS

Not applicable.

G.       STATEMENT BY EXPERTS

The following are experts whose opinions or reports are included herein:

         (a)  Geological  Advisor,  M.J.  Casselman,  P.Geo.,  was  retained  by
         Northern  Dynasty  in 2001 [as an  independent  geological  advisor  to review and compile  available  information  on the Pebble  Property and provide his recommendations to further explore it. He has also assisted in the  preparation of the Geological  Discussion of the Pebble Project
         in Item 4 on behalf of Northern  Dynasty.  Mr. Casselman holds an M.Sc.
         and is a  professional  geologist  and a member of the  Association  of
         Professional  Engineers  and  Geoscientists  of British  Columbia.  His
         office address is 1325 Chestnut Street, Vancouver, B.C., Canada.

All the  foregoing  experts have  consented to the inclusion of their reports or opinions herein or in the previously  (March 18 2002, April 25 2002, May 31 2002 and June 10, 2002) filed initial 20FA registration  statements (as amended) and, if filed with such previous  20FAs,  the section  herein  respecting  which such expert has consented has not been amended by this annual filing.

H.       DOCUMENTS ON DISPLAY

Exhibits  attached  to this  Form 20-F are also  available  for  viewing  at the offices of Northern  Dynasty,  Suite 1020 - 800 West Pender  Street,  Vancouver,
British  Columbia  V6C 2V6 or on request of  Northern  Dynasty at  604-684-6365, attention Shirley Main. Copies of Northern  Dynasty's  financial  statements and other  continuous  disclosure  documents  required  under the  British  Columbia
SECURITIES ACT are available for viewing on the internet at www.SEDAR.com.

I.       SUBSIDIARY INFORMATION

Not applicable.

ITEM 11       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(A)      TRANSACTION RISK AND CURRENCY RISK MANAGEMENT

Northern Dynasty's operations do not employ financial instruments or derivatives and given that Northern  Dynasty keeps its excess funds in high grade short term instruments it does not have significant or unusual financial market risks.

(B)      EXCHANGE RATE SENSITIVITY

Northern  Dynasty's  Pebble  Property  operations are in the State of Alaska and hence it is  somewhat  affected by exchange  rate risk of  fluctuations  between
Canadian and United States  currency.  Its  liabilities are all short term trade payables and many are denominated in Canadian dollars. Northern Dynasty does not hedge  this risk,  which it does not  consider  this  material  exposure  in the context of its operations.

(C)      INTEREST RATE RISK AND EQUITY PRICE RISK

Northern  Dynasty  is equity  financed  and does not have any debt that could be subject to significant interest rate change risks.

(D)      COMMODITY PRICE RISK

While the value of Northern Dynasty's resource  properties can always be said to relate to the price of copper and gold metals and the outlook for same, Northern
Dynasty does not have any operating mines and hence does not have any hedging or other commodity based operations risks respecting its business activities.

ITEM 12       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.       DEBT SECURITIES

Not applicable.

B.       WARRANTS AND RIGHTS

Not applicable.  (Northern Dynasty's warrants are non-transferable and no market exists for them. Northern Dynasty has issued no rights.)

C.       OTHER SECURITIES

Not applicable.

D.       AMERICAN DEPOSITARY SHARES

Not applicable.

                                     PART II

ITEM 13       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
              OF PROCEEDS

Not applicable.

ITEM 15       [RESERVED]

ITEM 16       [RESERVED]

                                    PART III

ITEM 17       FINANCIAL STATEMENTS

The  following  attached  financial  statements  are  incorporated  herein  (see exhibits).

ANNUAL

(1) Auditors'  Reports on the balance  sheets as at December 31, 2002, and 2001, and the statements of operations  and deficit,  mineral  property  interests and changes in cash flows for each of the three years ended December 31, 2002,  2001 and 2000;

(2) Balance sheets as at December 31, 2002, 2001 and 2000;

(3) Statements of operations and deficit for each of the three years ended
    December 31, 2002, 2001 and 2000;

(4) Statements of changes in cash flows for the periods referred to in (8) above;

(5) Notes to the financial statements;

ITEM 18       FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

ITEM 19       EXHIBITS

Key to the following document types:

1. Articles of Incorporation and Registered Incorporation Memorandum of Northern
Dynasty.

2.  Other  Instruments  defining  the  rights of the  holders  of equity or debt securities. (N/A)

3. Voting trust agreements. (N/A)

4. A. Material  contracts  not made in the ordinary  course of business or which are  to be  performed  in  whole  or in  part  at or  after  the  filing  of the
Registration  Statement or which was entered into not more than two years before filing.

   B
(i) Agreements to which Directors, Officers, promoters voting trustees or security holders or their affiliates named in the Registration  Statement are parties  other than  contracts  involving  only the  purchase or sale of current assets having a determinable market price;

(ii)    contracts on which Northern Dynasty business is substantially dependent;

(iii)   contracts  for the  acquisition  or sale of  property  exceeding  15% of
        Northern Dynasty's fixed assets; and

(iv)    material leases. (N/A)

C. Management Contracts, compensation plans.

5-9      Not applicable.

10.      Other

THE FOLLOWING EXHIBITS WERE ATTACHED AS AN APPENDIX TO THE FORM 20-F OF NORTHERN
DYNASTY FILED JANUARY 9, 2002:

            TYPE OF

            DOCUMENT    DESCRIPTION                                                                 PAGES

--------- ------------- ------------------------------------------------------------------------ -------------
1.        1             Certificate  of  Incorporation,  Memorandum and Articles of Association      1-54
                        of Northern Dynasty
2.                      4C Amended Share Incentive Plan dated for reference June
                        20,  2000  55-67  3.  4B(i)  Geological  Management  and
                        Administration Services Agreement dated for 68-77

                        reference  December  31,  1996  between  Northern  Dynasty  and  Hunter
                        Dickinson  Inc.  ("HDI") (See Item 7 "Interest of Management in Certain

                        Transactions"

4.        4B(i) HDG  Assignment  Agreement  with  Hunter  Dickinson  Group  Inc.
          ("HDG") 78-99 4B(ii) dated October 29, 2001 whereby  Northern  Dynasty obtained  its option to  4B(iii)  the Pebble  Property  including  the underlying Teck Cominco Options and

                        Consent Agreement

THE FOLLOWING EXHIBITS WERE ATTACHED TO THE FORM 20-FA FILED MARCH 18, 2002:

5.        10.           Consent  of  U.S.  Tax  Expert,   Kempisty  &  Co.,   Certified  Public      100
                        Accountants (1)
6.        10.           Consent of Auditors, DeVisser Gray, Chartered Accountants                    101
7.        10.           Consent of counsel, Lang Michener (1)                                        102
8.        10.           Consent of geological expert, M.J. Casselman                                 103

THE FOLLOWING EXHIBITS WERE ATTACHED TO THE SECOND AMENDMENT FORM 20-FA FILED APRIL 25, 2002:
9.        10.           Consent of Auditors,  DeVisser Gray, Chartered  Accountants dated April      104
                        24, 2002.

10.       10.           Consent of Geological Expert, M.J. Casselman, April 24, 2002.                105

THE FOLLOWING EXHIBITS WERE ATTACHED TO THE THIRD AMENDMENT FORM 20-FA FILED JUNE 3, 2002:
11.       10.           Consent of Geological Expert, M.J. Casselman, May 31, 2002.                  106

THE FOLLOWING EXHIBITS WERE ATTACHED TO THE ANNUAL REPORT ON FORM 20F FILED JUNE 24, 2002:
12.       10.           Consent of Auditors,  DeVisser Gray,  Chartered  Accountants dated June      107
                        24, 2002.

13. 10. Consent of Geological Expert, M.J.  Casselman,  June 24, 2002. 108 Note:
(1) No  changes  were made to the  second  and  third  amendment  20FA  sections respecting  which  these  experts  were  concerned  (see Item 10G) and  provided consents as part of the March 18, 2002 20FA (first amendment) filing.

THE FOLLOWING EXHIBITS ARE FILED WITH THIS ANNUAL REPORT ON FORM 20F:

14.       99            Audited  annual  financial  statements  for the year ended December 31,
                        2002

                                   SIGNATURES

Northern Dynasty certifies that it meets all of the requirements for filing Form
20-F and that it has duly caused and  authorized  the  undersigned  to sign this amended report on its behalf.

NORTHERN DYNASTY MINERALS LTD.

Per:

RONALD W. THIESSEN
President and Director

DATED:   May 30, 2003

                                 CERTIFICATIONS

I, Ronald W. Thiessen, certify that:

1. I have reviewed this annual report on Form 20-F of Northern  Dynasty Minerals
Ltd.;

2.  Based on my  knowledge,  this  annual  report  does not  contain  any untrue statement of a material fact or omit to state a material fact  necessary to make the statements made, in light of the  circumstances  under which such statements were made,  not  misleading  with  respect to the period  covered by this annual report;

3.  Based  on my  knowledge,  the  financial  statements,  and  other  financial information  included  in this annual  report,  fairly  present in all  material respects the financial  condition,  results of operations  and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The  Registrant's  other  certifying  officers  and  I are  responsible  for establishing and maintaining  disclosure  controls and procedures (as defined in
Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

         (a) designed  such  disclosure  controls and  procedures to ensure that
         material  information   relating  to  the  registrant,   including  its
         consolidated  subsidiaries,  is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) evaluated the effectiveness of the Registrant's disclosure controls and  procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         (c)  presented  in  this  annual  report  our  conclusions   about  the
         effectiveness  of the disclosure  controls and procedures  based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation,  to the Registrant's auditors and the audit committee of
Registrant's board of directors (or persons performing the equivalent function):

         (a) all significant deficiencies in the design or operation of internal controls  which  could  adversely  affect the  Registrant's  ability to
         record,   process,   summarize  and  report  financial  data  and  have
         identified  for the  Registrant's  auditors any material  weaknesses in internal controls; and

         (b) any fraud,  whether or not material,  that  involves  management or other  employees  who  have a  significant  role  in  the  Registrant's internal controls; and

6. The  Registrant's  other  certifying  officers  and I have  indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:       May 30, 2003            /s/ Ronald W. Thiessen
            ----------------------  -------------------------------------------
                                    Ronald W. Thiessen, Chief Executive Officer

                                 CERTIFICATIONS

I, Jeffrey R. Mason, certify that:

1. I have reviewed this annual report on Form 20-F of Northern  Dynasty Minerals
Ltd.;

2.  Based on my  knowledge,  this  annual  report  does not  contain  any untrue statement of a material fact or omit to state a material fact  necessary to make the statements made, in light of the  circumstances  under which such statements were made,  not  misleading  with  respect to the period  covered by this annual report;

3.  Based  on my  knowledge,  the  financial  statements,  and  other  financial information  included  in this annual  report,  fairly  present in all  material respects the financial  condition,  results of operations  and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The  Registrant's  other  certifying  officers  and  I are  responsible  for establishing and maintaining  disclosure  controls and procedures (as defined in
Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

         (a) designed  such  disclosure  controls and  procedures to ensure that
         material  information   relating  to  the  registrant,   including  its
         consolidated  subsidiaries,  is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) evaluated the effectiveness of the Registrant's disclosure controls and  procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         (c)  presented  in  this  annual  report  our  conclusions   about  the
         effectiveness  of the disclosure  controls and procedures  based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation,  to the Registrant's auditors and the audit committee of
Registrant's board of directors (or persons performing the equivalent function):

         (a) all significant deficiencies in the design or operation of internal controls  which  could  adversely  affect the  Registrant's  ability to
         record,   process,   summarize  and  report  financial  data  and  have
         identified  for the  Registrant's  auditors any material  weaknesses in internal controls; and

         (b) any fraud,  whether or not material,  that  involves  management or other  employees  who  have a  significant  role  in  the  Registrant's internal controls; and

6. The  Registrant's  other  certifying  officers  and I have  indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:       May 30, 2003            /s/ Jeffrey R. Mason
            ----------------------  ------------------------------------------
                                    Jeffrey R. Mason, Chief Financial Officer