Form 20-F
period 2003-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2004-06-24
CIK 1164771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003 (with other information to June 1, 2004 except where noted)

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

     CIK Number 0001164771
Commission file number 0-31224

NORTHERN DYNASTY MINERALS LTD.
(Exact name of Registrant specified in its charter)

NORTHERN DYNASTY MINERALS LTD.
(Translation of Registrant's name into English)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Suite 1020, 800 West Pender Street Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
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

None

Number of outstanding shares of Northern Dynasty's only class of capital stock as on December 31, 2003

31,733,186 Common Shares Without Par Value (the number outstanding on June 1, 2004 was 35,185,268).

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

Item 17 ☒      Item 18 ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian dollars. On June 1, 2004 the Federal Reserve noon rate for Canadian Dollars was US$1.00:C$ 1.3685 (see Item 4 for further historical Exchange Rate Information).

Geological Terms and Mineral Symbols

Composite Hydrothermal System	Created by hydrothermal process or processes in which there is evidence of more than one centre or source of hydrothermal fluids, and potentially more than one mineral deposit.

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

Induced Polarization ("IP") Survey
A geophysical survey used to identify a feature that appears to be different  from the typical or background survey results when tested for levels of electro-  conductivity; IP detects both chargeable, pyrite-bearing rock and non-  conductive rock that has high content of quartz.

Mineral Resource
Mineral resource means a deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and at such greater quality that extraction of the material at a profit is currently or potentially possible. "Inferred Resource" means the estimated quantity and grade of a deposit, or a part thereof, that is determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metals values to outline a deposit of potential economic merit. "Indicated Resource" means the estimated quantity and grade of a part of a deposit for which the continuity of grade, together with the extent and shape, are so well-established that a reliable grade and tonnage estimate can be made. "Measured Resource" means the estimated quantity and grade of that part of a deposit for which the size, configuration and grade have been very well-established by observation and sampling of outcrops, drill holes, trenches and mine workings.

Mineral Symbols	Au - Gold; Ag - Silver; Al - Aluminum; Cu - Copper; Fe - Iron; Mo - Molybdenum; Na - Sodium; O - Oxygen; Pb - Lead; S - Sulphur; Zn - Zinc.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Currency and Measurement

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated (see Item 3A for exchange rate information).

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

PART 1

ITEM 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3     KEY INFORMATION

A.     Selected Financial Data

The following constitutes selected financial data for Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the last five fiscal years ended December 31, 2003, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles ("GAAP") and United States GAAP.

(C$)	As at December 31
Balance Sheet Data	2003	2002	2001	2000	1999
Total assets according to financial
statements (CDN GAAP) (1)	$3,682,646	$685,149	$2,588,367	$2,644,832	$2,801,227
Total Assets (US GAAP) (2)	3,682,646	685,149	2,588,367	2,644,832	2,801,227
Total liabilities	429,722	186,288	768,544	4,500	4,500
Share capital	21,064,437	11,035,977	7,907,717	7,273,342	7,270,842
Deficit (CDN GAAP)	(19,499,848)	(11,200,387)	(6,087,894)	(4,633,010)	(4,474,115)
Deficit (US GAAP)	$(19,499,848)	$(11,200,387)	$(6,087,894)	$(4,633,010)	$(4,474,115)

(C$)	As at December 31
Period End Balances	2003	2002	2001	2000	1999
(as at)
Working capital	$3,240,887	$496,048	$1,816,289	$2,639,000	$2,792,214
Equipment, net	12,037	2,813	3,534	1,332	4,513
Mineral property interests	---	---	---	---	---
Shareholders' equity	3,252,924	498,861	1,819,823	2,640,332	2,796,727
Number of outstanding Shares	31,733,186	15,515,223	9,292,455	7,182,455	7,177,455

No cash or other dividends have ever been declared.

(C$)	As at December 31
Statement of Operations Data	2003	2002	2001	2000	1999
Investment and Other Income	$130,318	$(10,676)	$108,631	$157,138	$110,336
General and administrative expenses	1,252,986	771,881	395,121	316,033	165,850
Write-down of mineral property
interests and investments	---	---	--	--	--
Exploration Expenditures	5,501,729	4,329,936	1,168,394	--	--
Stock-based compensation	1,675,064	---	--	--	--
Income (loss) according to financial
statements (CDN GAAP)	(8,299,461)	(5,112,493)	(1,454,884)	(158,895)	(55,514)
Income (loss) from continuing
operations per Common Share (CDN
GAAP)	(0.35)	(0.41)	(0.20)	(0.02)	(0.01)
Income (loss) per Share (US GAAP) (2)	(0.35)	(0.41)	(0.20)	(0.02)	(0.01)

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

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

On June 1, 2004 the Federal Reserve noon rate for Canadian Dollars was US$1.00:C$ 1.3685. The following table sets out the exchange rates, based on the noon buying rates as posted on the Bank of Canada website (www.bankofcanada.ca), for the conversion of Canadian dollars into United States dollars. These rates are comprised of those in effect at the end of the six months including and immediately prior to December 31, 2003 and the average exchange rates and the range of high and low exchange rates for such periods.

	For year ended December 31
	2003	2002	2001	2000	1999
End of Period	1.30	1.58	1.59	1.52	1.47
Average for Period	1.40	1.57	1.55	1.49	1.49
High for Period	1.58	1.62	1.60	1.56	1.53
Low for Period	1.30	1.50	1.49	1.43	1.44

Monthly Low and High Exchange Rates:

Month	Low	High
May 2004	1.34	1.43
April 2004	1.38	1.38
March 2004	1.31	1.36
February 2004	1.31	1.35
January 2004	1.27	1.34
December 2003	1.28	1.34

See Item 17 for accompanying audited year-end financial statements (prepared in accordance with Canadian GAAP) for further details.

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Northern Dynasty's Recently Optioned Pebble Property Contains No Known Reserves of Ore.

Although there is a known body of mineralization on the Pebble Property (see Items 4, 7 and 19), and Northern Dynasty has plans for a major definition and in-fill core drilling program within and adjacent to the deposit to determine indicated and measured resources to allow for completion of planned feasibility studies, there are currently no known reserves or body of commercially viable ore and the Pebble Property must be considered an exploration prospect only. Extensive additional exploration work is required before Northern Dynasty can ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Northern Dynasty makes on the Pebble Property do not result in discoveries of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Northern Dynasty stock resale negatively impacted.

Further Funding Needed to Explore and Retain Rights to Pebble Property. Northern Dynasty's means of generating funds is through the sale of common shares, and Northern Dynasty will need to continue to find buyers for its treasury shares in order to generate sufficient funds to allow Northern Dynasty to conduct further exploration on the Pebble Property after completion of the planned exploration program. If Northern Dynasty cannot fund exploration its share value will be severely negatively impacted. Northern Dynasty believes that it will need to raise additional funds to pursue the current level of exploration of the Pebble Property. The Pebble Option requires expenditures to make, failing which Northern Dynasty will lose its interest.

Northern Dynasty Has No History of Earnings and No Foreseeable Earnings. Northern Dynasty has a history of 20 years of losses. Northern Dynasty may never be profitable. Northern Dynasty has paid no dividends on its shares since incorporation and does not anticipate paying dividends in the foreseeable future. A failure to eventually achieve profitability will negatively impact on Northern Dynasty's share value.

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

Significant Potential Equity Dilution and End of Lock-ups. At June 1, 2004, Northern Dynasty had 35,177,768 common shares and 2,049,168 share purchase options and 8,349,445 warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Northern Dynasty's shares. At June 1, 2004, dilutive securities represent approximately 29.6% of Northern Dynasty's currently issued shares.

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

Northern Dynasty's Directors, Officers and Staff are only Part-Time. Most of Northern Dynasty's directors and officers serve as officers and/or directors of other resource exploration companies and, as such, are engaged in and will continue to be engaged in the search for additional resource opportunities on behalf of such other companies. In particular, the success of Northern Dynasty and its ability to continue to carry on operations is dependent upon its ability to retain the services of Bruce Youngman, Vice-President, Ronald Thiessen, Chief Executive Officer and Jeffrey Mason, Chief Financial Officer. (See Item 7.)

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

Northern Dynasty's Management May Not Be Subject to U.S. Legal Process. As Canadian citizens and residents certain of Northern Dynasty's directors and officers may not subject themselves to U.S. legal proceedings, so that recovery on judgments issued by U.S. courts may be difficult or impossible. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., Northern Dynasty's insiders may have defenses available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. Northern Dynasty's management may not have any personal assets available in the U.S. to satisfy judgments of U.S. courts. Therefore, Northern Dynasty shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

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

ITEM 4     INFORMATION ON THE COMPANY

SUMMARY

A.     History and Development of Northern Dynasty

1. The legal name of the corporation, which is the subject of this Annual Report on Form 20-F, is "Northern Dynasty Minerals Ltd."

2. Northern Dynasty was incorporated in May 1983 under the laws of the Province of British Columbia, Canada. Northern Dynasty was incorporated as "Dynasty Resources Inc." and subsequently changed its name on November 30, 1983 to "Northern Dynasty Explorations Ltd." Northern Dynasty became a reporting company in the Province of British Columbia on April 10, 1984 by having a receipt issued for its initial prospectus offering by the British Columbia Securities Commission. Northern Dynasty was formerly listed on the Vancouver Stock Exchange (now the TSX Venture Exchange and herein generally "TSX Venture") from 1984-1987, inter-listed on the Toronto Stock Exchange from 1987-1993, and unlisted but remained in good standing with all securities commissions from 1993 to 1994, and thereupon listed solely on TSX Venture from 1994 to present.

3. Northern Dynasty continues to subsist under the laws of the Province of British Columbia, Canada. Northern Dynasty's business office is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia V6C 2V6 telephone (604) 684-6365. Northern Dynasty's registered legal office is located c/o its British Columbia attorneys at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7 telephone (604) 689-9111.

4. During the period 1984-1993, Northern Dynasty held a participating interest in the Little Bald Mountain Project in Nevada, from which modest-scale gold production and cash flow was obtained. Northern Dynasty utilized this cash flow and the proceeds from other financings to conduct exploration programs on a number of properties in Nevada, USA, Ontario, Canada and Yukon, Canada. Subsequently all these properties were written off or written down to nominal value. In 1994, Northern Dynasty's name was changed to "Northern Dynasty Minerals Ltd." and it was reorganized, including a change of management, new investors and a three old for one new common share consolidation (also known as a "reverse-split"), and re-listed on the Vancouver Stock Exchange.

On October 29, 2001, Northern Dynasty entered into an agreement with Hunter Dickinson Group Inc. ("HDGI"), a non-arm's length party by virtue of certain directors in common, to acquire up to 100% of HDGI's interest in certain options granted by Teck Cominco American Incorporated ("Teck Cominco") in its Pebble Property (herein called the "Pebble Property" or the "Pebble Project") with HDGI retaining a carried interest (callable by Northern Dynasty) to the point of the exercise of the first option under the Pebble Property Agreements (see Item 3). HDGI acquired its interest from Teck Cominco, a subsidiary of one of Canada's largest mining companies. The terms of the option are described below.

5. Northern Dynasty has made no material capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2003 except for the Pebble Property acquisition and related matters described herein.

B.     Business Overview

Northern Dynasty's Business Strategy and Principal Activities

Northern Dynasty is in the business of acquiring and exploring mineral exploration properties. Its current principal focus is on exploration of the optioned gold/copper prospect known as Pebble Property, which is located in the State of Alaska. In October 2001, it acquired the right to earn up to a 100% interest in the Pebble Property from Teck Cominco American Incorporated ("Teck Cominco") and HDGI. The first of the two options permits Northern Dynasty to purchase the previously drilled portions of the prospect on which the known mineralization exists (the "Resource Lands Option"). The Resource Lands Option expires November 30, 2004, and requires payments of cash and shares aggregating in excess of US$10 million. The second part of the Option permits Northern Dynasty to earn a minimum of 50% (and up to 100%) interest in the remainder of the Pebble Property (the "Exploration Lands") by doing 60,000 feet of exploration drilling by November 30, 2004. Of this total 15,000 feet must be drilled by November 30, 2002, and thereafter a minimum of 6,000 feet must be drilled in each calendar year starting January 1, 2003. To December 31, 2003, Northern Dynasty had drilled 43,016 feet on the Exploration Lands.

Northern Dynasty's plans for fiscal 2004 involves the collection of engineering and environmental data required for the completion of feasibility studies and the initiation of the permitting process. The program encompasses approximately 130,000 feet (40,000 m) of drilling, including delineation drilling to establish measured and indicated resources, as well as holes, for geotechnical, metallurgical and hydrological design. Exploratory drilling is also planned at new zones and unexplored targets, enabling the Company to complete the 60,000 feet of drilling required to earn a 50% interest in the Exploration Lands. Northern Dynasty's 2004 program will enable the Company to determine if further work programs and the payment to Teck Cominco for the exercise of the Resource Lands Option are warranted.

Under the Teck Cominco Options, Northern Dynasty committed to 21,000 feet of drilling by November 30, 2003 (which was completed). In 2004, Northern Dynasty's commitments are at least 6,000 feet of drilling on the Exploration Lands. Northern Dynasty's working capital as of June 15, 2004 was approximately $26.1 million, but it will need to raise funds cover the future exploration programs and ongoing administrative costs. However, if the equity markets for resource issuers are not receptive to additional financings, Northern Dynasty will have to reduce the planned expenditures. There can be no assurance that Northern Dynasty will obtain additional financing on acceptable terms (or at all), and failure to obtain such financing could result in the loss of Northern Dynasty's interest in the Pebble Project.

Northern Dynasty does not have any operating revenue, although historically it has had annual interest revenue as a consequence of investing surplus exploration funds pending the completion of exploration programs. Although exploration activities can be more challenging in winter conditions, Northern Dynasty's business cannot be said to be significantly seasonal in nature. Metals prices have traditionally seen multi-year cycles of higher and lower prices, which often impact the availability of exploration funds in years with depressed prices.

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

C.     Organizational Structure

Northern Dynasty has one subsidiary, Northern Dynasty Mines Inc., a company incorporated under the laws of Alaska.

D.     Property, Plants and Equipment

Neither the Pebble Property, nor any other of Northern Dynasty's property interests, has any mining, plant or equipment located thereon.

Cautionary Note to US Readers Concerning the Use of "Inferred Resources" and Other Technical Terminology Used in Canada

The technical discussions in this 20-F use the term "Inferred Resources" and other technical terms. U.S. readers are cautioned that while these terms are recognized and mandated by Canadian Securities Regulators, the U.S. Securities and Exchange Commission does not recognize them. For example, "Inferred Resources" have a great amount of uncertainty as to their nature, quality and quantity and to their actual or potential economic feasibility. It must not be assumed that all or any part of an Inferred Resource will ever be "ore" or upgraded to a higher category. Under Canadian mining disclosure rules, estimates of Inferred Resources may not be used to form the basis of feasibility or other economic studies, except for what is referred to as a 'Preliminary Assessment'. U.S. readers are cautioned not to assume that part or all of an Inferred Resource contains an economically meaningful amount of mineralization or that it is or will be economically mineable.

Pebble Property, Alaska

Overview

In October 2001, Northern Dynasty acquired two inter-related options whereby it can acquire interests in two areas of an Alaskan mineral prospect currently owned by a major mining company. Previous exploration on the prospect, known as the Pebble Property, indicates that it contains a large tonnage of porphyry-style copper and gold mineralization that will require more detailed drilling and technical studies to assess its economic viability. The first of the two options permits Northern Dynasty to purchase the previously drilled portions of the prospect on which the known mineralization exists (the "Resource Lands Option"). The Resource Lands Option expires November 30, 2004, and requires payments of cash and shares aggregating in excess of US$10 million. The second part of the Option permits Northern Dynasty to earn a minimum of 50% (and up to 100%) interest in the remainder of the Pebble Property (the "Exploration Lands") by completing 60,000 feet of exploration drilling by November 30, 2004, and then forming a joint venture with the senior mining company.

Diamond drilling programs in 2002 on the Exploration Lands resulted four new discoveries, and in 2003 on the Resource Lands increased the inferred resource and confirmed the presence of a higher-grade portion within the Pebble deposit. With the successful results from exploration during 2001-2003, Northern Dynasty has planned an extensive program for 2004, involving the collection of engineering and environmental data required for the completion of feasibility studies and the initiation of the permitting process. The program encompasses approximately 130,000 feet (40,000 m) of drilling, including delineation drilling to establish measured and indicated resources as well as holes for geotechnical, metallurgical and hydrological design. Exploratory drilling is also planned at new zones and unexplored targets. The latter will enable the Company to complete the 60,000 feet of drilling required to earn a 50% interest in the Exploration Lands.

The Company completed a private placement financing for gross proceeds of C$22 million in early 2004. However, it will have to raise additional funds to carry on the planned exploration program and to participate in a potential joint venture on the Exploration Lands.

Pebble Property Option Agreements

Legal Agreements Overview

In October 2001, Northern Dynasty was assigned a two-part option by Teck Cominco American Incorporated ("Teck Cominco"), a major mining company, which option allows Northern Dynasty, until November 30, 2004 to purchase either or both of: (i) the part of the Pebble Property which hosts the Pebble deposit described herein (the "Resource Lands") for US$10 million in cash or Northern Dynasty shares (Northern Dynasty has made required interim option payments of US$250,000 cash plus 1,000,000 shares and 750,000 warrants to Teck Cominco), and (ii) if Northern Dynasty completes the purchase of the Resource Lands, it may, by doing a total of 60,000 feet of exploration drilling (of which 43,016 feet were completed to the end of 2003), acquire the right to joint venture the remainder of the Pebble Property (the "Exploration Lands") with Teck Cominco (50:50 sharing of costs), or instead of a joint venture, Teck Cominco may choose to simply sell out its 50% balance of the Exploration Lands for US$4 million.

Assignment of Pebble Option from Hunter Dickinson Group Inc., a Related Party

By an assignment agreement dated October 29, 2001 between Northern Dynasty as assignee and Hunter Dickinson Group Inc. ("HDGI") as assignor, (the "HDGI Assignment") (see Item 7), Northern Dynasty was assigned the right to acquire up to a 100% interest in two discrete but interdependent options granted to HDGI by Teck Cominco, respecting its 22,582 hectare "Pebble" copper/gold prospect in southwestern Alaska. The two options relate to separate portions of the Pebble Property, which are referred to as (a) the "Resource Lands" on which a mineralized body had already been outlined by Teck Cominco, and (b) the "Exploration Lands" which constitute the remainder of the Pebble Property area. In this Annual Report, these two options are referred to as the "Resource Lands Option" and the "Exploration Lands Option" and together they are referred to as the "Teck Cominco Options". HDGI is a private company owned by certain directors of Northern Dynasty and their associates and hence is not at arm's length to Northern Dynasty. (See Item 7)

Under the HDGI Assignment, Northern Dynasty has been assigned at HDGI's out-of-pocket costs of $586,966 (which includes HDGI's 2001 exploration and additional property staking costs related to the Pebble Property), an 80% interest in the Teck Cominco Options, together with the right to acquire HDGI's retained 20% interest which is a "carried" interest and further described below. In 2001 after acquiring the Teck Cominco Options, HDGI completed additional claim staking (adding to the Exploration Lands) and conducted geophysical and geochemical surveys on the Pebble Property at a cost of approximately $537,000.

Under the terms of the HDGI Assignment, HDGI is carried with respect to its retained 20% interest (the "Carried Interest") meaning that Northern Dynasty must incur 100% of all exploration costs and 100% of all underlying option payments to Teck Cominco required by the Teck Cominco Options to the point of exercise of the Resource Lands Option (assuming Northern Dynasty decides to pursue its exercise of the Teck Cominco Options respecting which Northern Dynasty retains full discretion). Northern Dynasty may purchase (or "call") the Carried Interest for a 90-day period commencing at the time that, and in the event that, Northern Dynasty exercises the Resources Lands Option which requires that Northern Dynasty have made interim option payments to Teck Cominco (all of which have been made, as described below) as well as the balloon payment of US$10 million by November 30, 2004 (extended by one year to November 30, 2004 in an amending agreement dated December 19, 2002 for the consideration of 200,000 shares issued by the Company). The Carried Interest call price is the independently appraised value of the Carried Interest which call amount will be payable by Northern Dynasty in common shares of Northern Dynasty valued at market at that time. If Northern Dynasty does not call the Carried Interest, then after the Resource Lands Option is exercised, HDGI shall thereupon be responsible for its 20% share of all subsequent exploration and development expenses related to the Pebble Property in a joint venture ("JV") to be formed on the terms disclosed below, which JV terms are materially the same as the potential Teck Cominco - Northern Dynasty JV related to the Exploration Lands Option.

Basic Option Terms

(i) Resource Lands

The Resource Land Option allows Northern Dynasty to explore the entire Pebble property until November 30, 2004, at which time Northern Dynasty is required to elect whether to purchase the 36 claims of the Resource Lands which include the Pebble gold/copper deposit by paying Teck Cominco US$10 million in cash or Northern Dynasty common shares valued at US$10 million. If Northern Dynasty elects to issue shares to Teck Cominco in lieu of cash, Northern Dynasty may manage the resale of any of its shares issued to Teck Cominco by seeking investors to purchase them and by using reasonable efforts to achieve an orderly resale market for these shares. Any excess of Teck Cominco's resale proceeds will be credited against Northern Dynasty's future option requirements and any share resale shortfall must be made up by Northern Dynasty to maintain the Teck Cominco Options in good standing (that is, Northern Dynasty is not liable for any shortfall on resale of its shares; however, the consequence of a shortfall which is not "topped up" in cash or shares is that Northern Dynasty's rights under the Teck Cominco Options will be forfeited). The required interim option payments to Teck Cominco have all been made, including US$250,000 in cash plus 500,000 two-year share purchase warrants (exercisable at $0.75) prior to December 31, 2001 (which consideration was paid on December 31, 2001) and 500,000 shares and 500,000 two-year share purchase warrants (exercisable at $1.15) prior to March 31, 2002 (which consideration was paid on March 28, 2002) and a further 500,000 shares and 250,000 warrants before December 31, 2002 (which consideration was paid on December 19, 2002). Pursuant to an agreement, an additional 200,000 shares were issued to Teck Cominco on December 19, 2002 to extend the deadline to purchase the Resource Lands from November 30, 2003 to November 30, 2004.

(ii) Exploration Lands

If Northern Dynasty purchases the Resource Lands under the Resource Lands Option, it also has the right under the Exploration Lands Option to earn a 50% interest in the adjacent "Exploration Lands" by completing 60,000 feet of drilling by November 30, 2004. When Northern Dynasty completes the drilling, Teck Cominco can either elect to match the Company's future expenditures by forming a 50:50 joint venture or by selling its 50% interest in the Exploration Lands to Northern Dynasty for US$4 million and retaining a 5% net profits interest. To December 31, 2003 Northern Dynasty had completed 43,016 feet of drilling on the Exploration Lands.

Further Details of Pebble Option

Background

The Teck Cominco Options were originally granted to HDGI pursuant to a memorandum of understanding, which was superseded by a letter agreement dated October 29, 2001, which coincided with the formal HDGI Assignment, both of which were supplemented by a written consent of Teck Cominco to the HDGI Assignment also dated October 29, 2001. Under the terms of the Teck Cominco Options, Teck Cominco represented that it is the sole legal and beneficial owner of the Pebble Property's Resource Lands and Exploration Lands, has good title to same and the exclusive right to enter grant the Teck Cominco Options, and that the mineral interests are held free and clear of liens and security interests. Teck Cominco also represented there were no outstanding work orders, environmental matters nor any basis for litigation respecting the Pebble Property. Teck Cominco owns only the mineral titles and does not own any surface rights.

Interim Option Payment Requirements

The interim option requirements, all of which have been paid by Northern Dynasty and are a precondition for the exercise of either of the Resource Lands Option and the Exploration Lands Option, are that Northern Dynasty must have, prior to December 31, 2001, paid US$250,000 cash and issued 500,000 Northern Dynasty warrants having an exercise price equal to the closing price of Northern Dynasty's shares on the day following the date of the public announcement of the transaction. The transaction was announced on November 1, 2001 and on November 2, 2001 the closing share price of Northern Dynasty common shares on the TSX Venture was $0.75. The cash payment of US$250,000 and the two-year $0.75 warrants were delivered to Teck Cominco on December 31, 2001. This initial tranche of 500,000 warrants had an expiry date of December 31, 2003 and were all exercised prior to expiry. The second interim option payment, requiring that Northern Dynasty allot and issue on or before March 31, 2002 a further 500,000 common shares plus 500,000 two-year common share purchase warrants (exercisable at $1.15), was delivered to Teck Cominco on March 28, 2002. The third interim option payment, requiring that Northern Dynasty allot and issue, on or before December 31, 2002, an additional 500,000 shares plus 250,000 warrants with warrants (exercisable at $0.60), was delivered to Teck Cominco on December 19, 2002.

All of the interim option payments, a pre-condition for the exercise of either of the Resource Lands Option and the Exploration Lands Option, had been paid by Northern Dynasty prior to the end of December 2002.

Possible Top-ups on Resale Proceeds of Northern Dynasty Shares

If Teck Cominco wishes to resell the shares received under the above-mentioned interim option payment tranches, it must give notice to Northern Dynasty within 180 days of the issuance of each tranche. If Teck Cominco so elects, Northern Dynasty may manage the resale of these shares on Teck Cominco's behalf within six months of the initial US$250,000 tranche, and within twelve months in the case of shares issued out of the exercise of the warrants of the first tranche, and twelve months for shares in the tranches due March 31, 2002 and December 31, 2002, with the requirement to obtain a minimum of US$250,000 in resale proceeds from each such tranche paid to Teck Cominco. If the proceeds exceed US$250,000 from the resale of shares from any tranche, then the amount payable to exercise the Resource Lands Option or Exploration Lands Option will be reduced by the amount of the excess. Should there be any deficiencies in the proceeds from the sale of any tranche, Northern Dynasty must provide additional cash or shares to "top-up" the shortfall so that the stated dollar amount required to be received by Teck Cominco is achieved, failing which the Teck Cominco Options will terminate (without liability to Northern Dynasty for the shortfall). If Teck Cominco does not give notice to sell by the notice to sell deadline of six and twelve months, as the case may be, there will be no minimum proceeds requirement on the resale of those shares. The application of proceeds to reduce the amount payable to exercise the Options shall not apply to the resale of shares issued to Teck Cominco as a result of the exercise of Northern Dynasty warrants.

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

Exploration Lands - Option Requirements for Drilling and Joint Venture

Providing Northern Dynasty exercises the Resource Lands Option, it has the exclusive option to earn an initial 50% working interest in the Exploration Lands in which event Northern Dynasty and Teck Cominco will establish a joint venture, with each party thereafter contributing its respective 50% share of future exploration and development costs relating to the Exploration Lands. In order to exercise the Exploration Lands Option, Northern Dynasty must complete 60,000 feet of core drilling on the Exploration Lands by November 30, 2004 (43,016 feet had been completed by December 31, 2003) of which 15,000 feet must be drilled by November 30, 2002 (which has been fulfilled) and Northern Dynasty must thereafter drill a minimum of 6,000 feet in each calendar year starting January 1, 2003 (fulfilled in 2003).

Teck Cominco's Election to "Put" its Remaining Interest to Northern Dynasty

If Northern Dynasty exercises the Exploration Lands Option, Teck Cominco in turn has the option, exercisable upon notice to Northern Dynasty within 90 days to either (a) sell to Northern Dynasty Teck Cominco's remaining 50% interest in the Exploration Lands or (b) enter into a joint venture with Northern Dynasty with each party having a 50% interest. If Teck Cominco elects to sell its 50% interest, then Northern Dynasty must purchase the interest by paying Teck Cominco US$4 million and granting Teck Cominco a net profits royalty (as described below) on any mine in the

Exploration Lands. Prior to the recovery of the capital costs of constructing a mine on the Exploration Lands, the net profits royalty will be based upon the net cash flow from the sale of minerals after operating, marketing, distribution and debt-financing repayments to a maximum of 4% of the net cash flow. Following payback of any mine's capital costs, the royalty is 5% of net profits. The US$4 million price for the 50% interest shall be paid in cash or, at Northern Dynasty's option in Northern Dynasty shares, based on the 5-day trading average prior to the date of issuance. If Teck Cominco elects to liquidate these shares, it may, by notice to Northern Dynasty require Northern Dynasty to manage the resale of these shares with a view to realizing at least US$4 million over the 12-month period after the notice. Any deficiencies from this figure will require Northern Dynasty to provide top-up shares or cash so that the minimum is achieved failing which the Option will terminate. Any Northern Dynasty shares remaining unsold after the maximum of US$4 million has been realized will be returned to Northern Dynasty's treasury for cancellation. If Teck Cominco does not give notice of sale by the notice to sell deadline, there is no resale proceeds protection, and if Teck Cominco elects to sell after the notice to sell deadline, then Northern Dynasty may retain control of the share resale process for a 48-month period with any profit or loss on the share resale (measured from the initial issuance value) which will be for the account of Teck Cominco. Northern Dynasty must direct the resale of the shares in good faith with a view to maximizing Teck Cominco's proceeds with all such resale activities in compliance with applicable US and Canadian securities laws and the policies of the TSX Venture. All negotiations between Northern Dynasty and Teck Cominco took place in Canada. Teck Cominco American Incorporated is a US holding subsidiary of Teck Cominco Ltd. (whose shares are listed on The Toronto Stock Exchange and bonds are listed on the American Stock Exchange). Any securities issued to Teck Cominco will be issued relying on the exemption from US registration found in Rule 903(c)(1) of Regulation S to the United States Securities Act of 1933 and are expected to be eligible for resale through the TSX Venture Exchange under Rule 904 to Regulation S.

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

In the event the Exploration Lands Option is exercised and Teck Cominco elects to form a joint venture respecting the Exploration Lands, each of the parties will hold a 50% joint venture interest and either party can choose from time to time a portion of the Exploration Lands to complete a project prefeasibility study. Within 90 days of the formation of the joint venture, Northern Dynasty and Teck Cominco will alternate in selecting from the Exploration Lands designated areas, which are sufficiently advanced to warrant a prefeasibility study with Northern Dynasty designating first. The designating party will act as operator and will be required to complete a prefeasibility study within two years of selecting the specified area (measuring up to 3.5 square km by 3.5 square km).

A management committee will be formed to approve programs of exploration, and the party acting as operator will be entitled to a cost recovery based on third-party contractor costs to reflect its own overhead expenses which recovery ranges from 10% to 5% on single-party contracts and 2% to 3% on mine operating costs. Each party must elect to contribute its proportionate share of ongoing exploration costs, and if a party elects not to contribute, the 50/50 initial interests of the parties will be adjusted so that each party holds an interest proportionate to its contribution to total exploration costs. If a party's interest is reduced to less than 10%, it will be deemed to have conveyed its working interest to the other party and will be entitled to the net profits royalty described above. The joint venture will have an area of interest pursuant to which each party will be obligated to contribute any acquired mineral interests in the vicinity of the Pebble Project to the joint venture.

Additional Requirements of Teck Cominco

By a Consent to Assignment dated October 29, 2001, Teck Cominco consented to the HDGI Assignment, assigning the Teck Cominco Options to Northern Dynasty subject to certain provisos, including that in the event Northern Dynasty does not exercise its right to call the Carried Interest, the Resource Lands Option price will increase from US$10 million to US$12 million. The Consent also provides that HDGI and Northern Dynasty provide a cross-guarantee of each other's obligations to Teck Cominco, and an acknowledgement that Northern Dynasty has the right to make all elections and communications on behalf of HDGI and certain like matters to ensure Teck Cominco need only look to Northern Dynasty for certainty as to the legal positions of both HDGI and Northern Dynasty.

Amending Agreement Dated December 19, 2002

By an Option Agreement Amendment dated December 19, 2002, Northern Dynasty issued an additional 200,000 shares to Teck Cominco to defer obligations under the Resource Lands Option for a one-year period, from November 30, 2003 to November 30, 2004.

Pebble Property - Further Particulars of Technical Matters

Location and Access

The Pebble Property is centered at latitude 59 degrees 53 minutes 54 seconds North and longitude 155 degrees 17 minutes 44 seconds West in the Bristol Bay region of southwestern Alaska. It is approximately 380 km southwest of Anchorage and 27 km northwest of the village of Iliamna (Figure 1).

Access to the Pebble Project from Anchorage is via fixed wing aircraft to Iliamna. Iliamna has a state-operated airport with a 1,700 m paved airfield. It is serviced by several passenger and cargo flights daily from Anchorage, using Convair, Hercules and DC-6 aircraft, as well as smaller charter aircraft. Current access from Iliamna to the property is by helicopter, a flying distance of 27 km.

The Pebble Property is located 95 km from tidewater. Access to the coast from Lake Iliamna is provided by a 30 km, state-maintained road, which extends from Pile Bay at the eastern end of Lake Iliamna to Williamsport near Iniskin Bay on Cook Inlet. Bulk fuel and heavy freight can also be barged in during the summer months to Lake Iliamna via the Kvichak River. There is currently no road from Iliamna northwest to the Pebble Property.

PEBBLE COPPER-GOLD PROJECT
380km
236miles
ANCHORAGE
KENAI PENINSULA
60°N
ILIAMNA
Road
Iniskin Bay
Kvichak River
Cook Inlet
Gulf of Alaska
154°W
ALASKA
100 kilometres
50 miles
NORTHERN DYNASTY MINERALS LTD.
PEBBLE PROJECT
Property Location
Date: Jan 21, 2003
Scale as shown
Drawn by: PC
Fig 1

Figure 1

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

The Pebble Property lies within an area of rolling hills and low mountains. Valley bottoms are at elevations of 250 m above sea level. The highest point on the property is Kaskanak Peak, at an elevation of 841 m. The currently known mineralized deposit (a mass of naturally occurring mineral material without regard to mode of origin) is situated at the 325 m elevation. Vegetation consists of sparse patches of alder trees separated by expanses of tundra and grass. The area was recently glaciated and glacial soil deposits and hummocky terrain abound. There are numerous streams and small, shallow lakes and ponds in the vicinity of the project, which could provide water for exploration drilling.

Mineral Claims Status

The property forms a continuous block consisting of 1,317 located Alaska State mineral claims totaling 39,238 ha (96,960 acres). Annual rental fees are US$127,290 and assessment work or cash in lieu obligations are US$ 242,400.

Exploration History

Regional exploration was initiated in the mid-1980s by Teck Cominco, and began in the Pebble area in 1986. Examination and sampling of several color anomalies in 1987 yielded anomalous gold concentrations from the Sill prospect, recognized as a precious-metal epithermal vein occurrence, and the Pebble discovery outcrop. The 1988 exploration program included 24 diamond drill holes at the Sill epithermal gold prospect, soil sampling, geological mapping and two diamond drill holes at the Pebble target. Drilling at the Sill prospect intercepted mineralization with gold grades that justified more work, which continued in 1989, with an expanded soil sampling program, an Induced Polarization ("IP") geophysical survey and the completion of 12 diamond drill holes at the Pebble target and 15 additional holes at the Sill prospect. Although limited in scope, the IP survey displayed a response characteristic of a large porphyry copper system. This interpretation was validated by subsequent drilling at the Pebble target, which intercepted long intervals of porphyry-style copper and gold mineralization.

Exploration was accelerated in 1990 and 1991, and 73 additional diamond drill holes were completed. In 1991, baseline environmental and engineering studies were initiated and weather stations were established. A preliminary economic evaluation was undertaken by Cominco Engineering Services Ltd ("CESL") in 1991 and subsequently revised in 1992. A further 14 drill holes were completed in the deposit area in 1992, followed by an IP survey and 4-hole drilling program in an area six km of the south of the deposit in 1993. In 1997, additional IP surveying, geochemical sampling and geological mapping was undertaken, and 20 holes were drilled into and around the Pebble deposit.

In August 2001, HDGI staked additional claims to cover ground where prior exploration had detected a multi-element soil geochemical anomaly and high IP chargeability on two widely spaced reconnaissance lines. The HDGI program also included collection and analysis of 601 soil samples and 30-line km of IP/resistivity geophysical surveys.

During 2002, Northern Dynasty drilled 68 holes, totaling 11,306 m (37,093 feet), exploring for additional porphyry deposits within which to define higher-grade resources. Surface exploration consisted of an 18.5 line-km ground magnetometer survey; a 328-sample soil geochemical survey and a few days of geological traverses. The Thirty-Eight Zone, a till covered copper-gold porphyry deposit, was discovered 12 km south of the Pebble deposit as well as several other prospects. Additionally, approximately 16,000 m (some 86%) of Teck Cominco's drill core from the Pebble deposit was re-logged and a sectional geological model for the deposit was completed.

Prior to the 2003 drilling program, Northern Dynasty commissioned an independent mineral resource estimate by engineering firm Snowden Mining Industry Consultants Inc. ("Snowden") of West Perth, Australia. Snowden estimated inferred resources in the Pebble deposit of 1.0 billion tonnes grading 0.40 g/t gold, 0.30% copper, and 0.015% molybdenum (0.61% copper-equivalent) above a cut-off grade of 0.30% copper-equivalent. Snowden also estimated that the Pebble deposit contains significant amounts of higher-grade mineralization: 271 million tonnes of 0.59 g/t gold, 0.43% copper and 0.018% molybdenum (0.86% copper-equivalent) above a cut-off grade of 0.70% copper-equivalent as documented in a technical report by Paul Blackney, B.Sc. (Hons.),

MAusIMM, MAIG, and Michael J. Casselman, P.Geo., May 2003. A detailed review of all core from Teck Cominco drilling programs, and modeling of the Pebble deposit by Northern Dynasty geologists confirmed that the mineralization is open for expansion and that there is potential to outline additional higher-grade material through further drilling.

Preliminary Engineering Studies

Preliminary engineering studies carried out by CESL in 1991-1992 indicate several road access options, including a 130 km gravel access road connecting the Pebble project to a deep-draft ocean port site on Iniskin Bay. The State of Alaska has provided significant financial assistance for the construction of similar access roads and ports for major mineral development projects, such as that at the Red Dog Mine in northwestern Alaska. Power required for project development could be provided by natural gas from offshore wells in Cook Inlet, transported by pipeline to the mine site, where natural gas turbines would be situated. The preliminary engineering work also evaluated and selected a number of possible sites for processing facilities, a water source, accommodations, tailings storage, and waste rock disposal.

Preliminary metallurgical testing was conducted on various samples from the Pebble project during the period 1991 through 1994. In 1991, two independent metallurgical laboratories conducted grindability test work on six core samples. In 1992, flotation testing utilized material assaying 0.41% Cu and 0.34 g/t Au, comprised of 1.2% chalcopyrite, 12.3% pyrite and 86.5% host rock with minor amounts of molybdenite. Metallurgical testing in 1994 utilized a 310 kg composite sample of mineralization collected from 8 core drill holes. The holes were a good spatial mix from within the central part of the deposit.

Grindability test results among the various metallurgical programs were fairly consistent; the metric ballmill work index range is 15.6 to 17.5 kilowatt hours per tonne of mineralization (kWh/t), averaging 17.1 kWh/t. The grindability tests are initial tests and only provide information on the known mineralized area only. Test work comprised bench scale as well as lock cycle testing. A variety of grind sizes, pH conditions, reagent suites and simulated flow schematics were tried. The Pebble sulphide mineralization is fine grained and disseminated throughout the host rock as well as in the veins and veinlets that occur throughout the deposit. As a result, much of the test work involved optimization of primary liberation size within a wide range.

Flotation (separation of minerals from waste rock in solution) test work was conducted during several programs from 1991 to 1994. The 1992 work utilized rougher, scavenger and cleaner flotation schematics. During the four years of test work, the range of recoveries obtained was 81% to 94% for copper and 60% to 84% for gold. The 1994 flotation results did not achieve the 1992 high results, but coarser grinds and various regrind schemes were investigated. Much of the work in 1994 included pyrite depression and separation, which reduced gold recovery. Results were not conclusive and additional test work will have to be done, including optimization of flotation, regrind and pyrite handling.

Property Geology

The Pebble property encompasses the eastern and southern margins of the approximately 200 km2 in size, Late Cretaceous (89.7 Ma) in age, tonalite-granodiorite Kaskanak Batholith (coarse grained igneous rocks of intermediate composition, covering a large area), and the adjacent Jurassic-Cretaceous basinal volcaniclastic turbidites and interbedded mafic flows that the batholith had intruded. On the east side of the batholith, a northeast-trending structural corridor is marked by a linear cluster of multi-phased, compositionally and texturally variable, irregular stocks, sills, dikes and breccia bodies (igneous bodies that are relatively small and circular, flat-lying, linear and structurally shattered, respectively) that are associated with and formed at the same time as the batholith. Numerous gold and copper-gold mineral occurrences, including the large Pebble and Thirty-Eight porphyry copper-gold-molybdenum deposits, are related to this diverse group of intrusions (coarse grained igneous rocks).

The Pebble deposit is a calc-alkalic porphyry (hosted by igneous rocks with potassium feldspar), encompassing four small granodiorite-quartz monzodiorite (coarse grained igneous rocks of intermediate composition) stocks and related sill-like intrusions. These stocks intrude folded and previously hornfelsed (metamorphosed) volcaniclastic (eroded and re-deposited volcanic rocks) sedimentary rocks that host earlier diorite sill-like intrusions, and later intrusion breccias (composed of angular fragments of intrusive rocks).

Mineralization

Mineralization consists principally of pyrite, chalcopyrite and molybdenite (common sulphide minerals of iron, iron-copper and molybdenum, respectively), occurring in and disseminated adjacent to stockworks (crosscutting networks) of fine veins in intrusive and sedimentary host rocks. Gold is present with the sulphides in a ratio of approximately 1 g/t gold to 1% copper. Mineralization is strongest within and around the upper parts of the granodiorite stocks and is associated with strong secondary potassium-silicate alteration and development of quartz vein stockworks. The deposit mineralization occurs over an area of at least 2.8 km by 2.2 km, and to a depth of 500 m, and is unconstrained to the east under Tertiary cover, to the south, southwest, and to depth. A phyllic and propylitic alteration envelope (potassic, phyllic and propylitic alteration consists of assemblages of minerals that are commonly associated with porphyry mineralization; they occur in successive zones or envelopes in the deposit), up to 5.5 km by 2.5 km in area, is present around the deposit and contains gold concentrations exceeding 100 parts per billion (ppb).

Primary copper-gold-molybdenum mineralization occurs throughout the zone of potassic alteration and is concentrated in and surrounding the upper parts of the granodiorite stocks. Copper occurs in chalcopyrite as disseminated grains and along sulphide-rich veins. Most gold grains are a few microns in diameter and occur near grain boundaries of pyrite and chalcopyrite. The pyrite content is low in the zone of potassic alteration. The overall ratio of gold grade (in g/t) to copper grade (in %) is about one. Molybdenite commonly occurs in quartz+pyrite veins and veinlets. The central higher-grade portions of the deposit contain >200 parts per million (ppm) molybdenum.

The intrusive complex is defined by widely spaced drilling, extending south from the southern edge of Pebble deposit for 1.5 km and with a width on the order of 600 m. Relatively sparse drilling defines persistent low-grade (0.2 to 0.3 g/t Au and 0.07 to 0.1% Cu) mineralization in this intrusion breccia. It is not clear if this mineralization is related to additional granodiorite stocks at depth (none have been encountered in drilling) or if it is related genetically to one or more of the older intrusive phases. High copper concentrations occur where the intrusive complex was intruded by the granodiorite; this might be related to a subordinate copper/gold contribution from one or more of the earlier intrusive phases, combined with the main copper mineralizing phase related to the later granodiorite.

Gold mineralization, in the range 0.5 to 1.5 g/t, is widespread in the zone of phyllic alteration bordering the zone of potassic alteration and propylitic alteration zone in diorite/gabbro to the northwest of the deposit (Hole 1 Gold Zone). Copper concentrations are very low in these areas. Gold mineralization is also associated with phyllic and locally k-feldspar alteration zones, up to a few metres wide, cutting across the major potassic alteration zone. Some of the phyllic zones are envelopes of quartz-pyrite-(sericite-chlorite) veinlets and veins. Some crosscutting zones of phyllic alteration contain strongly anomalous concentrations of zinc, lead, and silver; some also contain strongly anomalous concentrations of gold. These zones represent a later, lower-temperature phyllic alteration that was superimposed on earlier, higher-temperature potassic alteration.

Exploration in 2003

Between May and November 2003, Northern Dynasty drilled 58 cored holes, totaling 19,729 m, to define the higher-grade portions in the Pebble deposit and also drilled 9 core holes, totaling 1,987 m, to test for extensions to and new mineralization at four other prospective zones on the property. Limited surface exploration was also conducted, consisting of geological mapping and soil geochemical traverses. The 2003 program cost approximately $4.9 million.

Nine holes drilled on the Exploration Lands included three holes at the Central IP Anomaly area, three holes at the Northeast IP Anomaly area, one hole at the 38 Porphyry Deposit and two holes at the 37 Skarn Zone (Figure 2). Drilling at the Central IP target intersected weak mineralization, indicating potential for porphyry mineralization at depth but not near to the surface. Drilling at the Northeast IP target indicates good potential for an extension to the Pebble deposit to the northeast. The 2003 drilling continued to indicate the presence of substantial porphyry mineralization at the 38 Porphyry Deposit. Drilling at the 37 Skarn intersected moderate gold and copper values; further work is necessary to fully determine the potential of the skarn mineralization. Further details are provided in the May 2004 Technical Report by R. Haslinger, P.Eng. and others, filed on www.sedar.com.

GEOLOGY
OUTCROP
COVER
QUATERNARY
Overburden, mainly glacial till
TERTIARY
Mafic Flow, Monolithic Volcaniclastic Conglomerate
TBd Mafic Dyke
Conglomerate, Sandstone, Siltstone, Mudstone
Latite, Dacite, Rhyolite flow, tuff
volcanic rocks, undivided
CRETACEOUS
Quartz Monzodiorite/Granodiorite, porphyritic
Microporphyritic granodiorite sill
Monzodiorite, in part with fragment of older rocks
Intrusion Breccia, heterolithic, sparse matrix of Unit N
Milled Breccia, dominated by Unit F
(e.g. *MD indicates fragment of M>D in Unit *)
(Quartz) Monzodiorite, common K-feldspar megacryst
Monzonite, common K-feldspar megacryst
Felsic rock, non-porphyritic to slightly porphyritic
Syenite
Diorite
Gabbro
Pyroxenite, biotite-magnetite
Granodiorite, Kaskanak batholith
Monzonite, Quartz Monzonite (Kaskanak?)
JURASSIC/CRETACEOUS VOLCANIC, SEDIMENTARY ROCKS
Basalt flow
Andesitic Mudstone, Siltstone, Sandstone
Fragmental Unit Y, angular clasts of Unit Y, minor Unit B in Unit Y matrix
ALTERED ROCKS
intense phyllic alteration
fault (labelled, e.g. ZA)
N
Northeast IP Anomaly
Hole 1 Gold Zone
Pebble Deposit
Central IP Anomalies
25 Gold Zone
IP Anomaly
38 Porphyry Cu-Au-Mo Deposit
52 Porphyry Cu
37 Cu-Au Skarn
6636000 N
6632000 N
6628000 N
2000 m
Legend
Induced Polarization (IP) Anomaly
Drill Hole
2003 Drill Hole

Figure 2

Drilling on the Resource Lands was designed to test for continuity and extensions of higher-grade zones within and adjacent to the deposit, and to further delineate the extent of the deposit. The program was successful in achieving both of these objectives. Figure 3 is a plan of the drill holes into the Pebble deposit to the end of 2003.

Resource Land
Stock "C"
Stock "B"
Stock "A"
Stock "D"
Pebble Deposit Outline
500 m
N

Figure 3

Estimates of Mineralization – Pebble Deposit

After Northern Dynasty completed the 2003 work at site and updated the geological model, the Company commissioned Norwest Corporation to estimate the new mineral resources at Pebble. The independent Qualified Person, as defined under Canadian Securities legislation, for the resource estimate was John Nilsson, P.Eng. This inferred resource is based on Canadian Institute of Mining and Metallurgy categories, which differ from those used in the United States and the term "mineralization" is used herein to generally describe these estimates. The methodology and parameters are described in detail in the technical report "Resources Estimate, Pebble Copper Gold Project, Iliamna Lake Area, Alaska" dated February 20, 2004 and filed on www.sedar.com.

The estimate demonstrated that the 2003 drilling program increased the overall resource for the deposit and the higher-grade portion within it. The estimated inferred mineral resource is 2.74 billion tonnes grading 0.55% copper-equivalent1 (0.30 g/t Au, 0.27% Cu and 0.015% Mo above a cut-off grade of 0.30% copper-equivalent1), containing 26.5 million ounces of gold and 16.5 billion pounds of copper. In addition, there are an estimated 435 million tonnes grading 0.49 g/t Au, 0.42% Cu and 0.021% Mo, or 0.84% copper-equivalent above a cut-off grade of 0.70% copper-equivalent1. Estimates for these and other cut-off grades are tabulated below:

Pebble Deposit Inferred Mineral Resources
Cut-Off CuEQ [1] %	Size Million Tonnes	Copper %	Gold g/t	Grade		Contained Metal
				Molybdenum %	CuEQ [1] %	Copper B lbs	Gold M oz
0.30	2,737	0.27	0.30	0.015	0.55	16.5	26.5
0.40	2,232	0.30	0.33	0.016	0.60	14.5	23.8
0.50	1,573	0.32	0.37	0.017	0.66	11.3	18.8
0.60	883	0.37	0.43	0.019	0.74	7.1	12.1
0.70	435	0.42	0.49	0.021	0.84	4.0	6.8
0.80	208	0.48	0.55	0.023	0.95	2.2	3.7

1Copper and gold equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold, and US$4.50/lb for molybdenum. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 11.25/17.64) + (Mo % x 99.23/17.64)

Sampling and Analysis

During the period 1988-1997, several phases of soil geochemical surveys in the northeastern part of the property were completed with a total of 7,337 samples collected. As well, a total of 164 core drill holes were completed prior to 2002. Samples of the NQ (6.3 cm diameter) drill core generally consisted of 3.05 m (10 ft) lengths of half core that was split using a mechanical core splitter. Holes within the Pebble deposit were sampled from top to bottom whereas in some outlying holes, sampling was more selective and related to mineralized intervals.

All Pebble deposit core samples were analyzed for gold (Au). Copper (Cu) assays were done for samples from hole 4 onward. Molybdenum assays were done on some drilling campaigns, representing 83.7% of the assay database in the Pebble deposit. Multi-element Inductively Coupled Plasma (ICP) analysis was also done on every sample beginning with hole 15. In the Sill area, samples from selected core intervals were analyzed for Au and silver (Ag).

The 1997 drill core samples were prepared by drying, then crushing to 10 mesh (<2mm); a 250 g portion was pulverized to 200 mesh (<75 microns). The sample was analyzed for Cu using an Aqua Regia (AR) digestion and Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES). Au was analyzed using Fire Assay (FA) on a one assay ton sample with an Atomic Absorption Spectrometry (AAS-AES) finish. Trace elements were also analyzed by AR digestion and ICP-AES. One blind standard was inserted for every 20 samples analyzed. One duplicate sample was taken for each ten samples analyzed. The 1997 drill hole samples were check analyzed with excellent correlation for Cu and good correlation for Au. Every 40 soil samples analyzed included four random repeats, one standard and one blank sample. There was excellent correlation for Cu among these samples and good to adequate Au correlation.

Northern Dynasty personnel or agents collected all samples during the 2001-2003 programs. A total of 658 analytical results were returned from the laboratory for soil samples from 601 locations in 2001, and 374 analytical results for soil samples from 341 locations in 2002. The results included 30 lab duplicates and 60 lab standards. In 2001, samples were air dried, then shipped by airfreight from the project site to Acme Analytical Laboratories ("Acme") in Vancouver, B.C. via Anchorage, Alaska. At Acme, the soils were dried and sieved through an 80-mesh screen and then analyzed for 32 elements using two methods. Au content was determined to the 0.2 ppb level using the Acme Group 3A wet digestion method. A 10 g sample was digested in AR, and analyzed by Graphite Furnace Atomic Absorption Spectroscopy or Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) finish. The Acme Group 1D multi-element method was used on a minimum one g pulp to determine other elements and gold to the ppm level. In this method, the samples were digested in hot AR and analyzed by ICP-AES.

For all Northern Dynasty drilling programs, core is boxed at the drill rig and transported daily by helicopter to the secure core logging facility in Iliamna, Alaska, where it is geologically logged and digital photographs of each box of core taken prior to sampling. These images were archived on electronic data storage disk, and provide an indication and record of the core recovery and rock quality. Sampling is performed by mechanically splitting the core in half lengthwise. The remaining half core was returned to the core boxes and is stored at a secure Iliamna warehouse. Samples were placed in bags and stored in a locked aircraft hangar prior to shipping via twice-weekly scheduled air service to Anchorage. From Anchorage, the samples are taken by commercial surface transport to sample preparation laboratories at Fairbanks, Alaska.

A total of 2,467 core samples, averaging 3.9 m in length, were taken from the 68 NQ2 (5.02 cm diameter) core holes drilled during 2002 by Northern Dynasty. All core drilled was sampled, except for 170 m of overlying Tertiary volcanic rocks in holes 2036 and 2040. In 2002, sample preparation was done at ALS Chemex's Fairbanks laboratory. Each sample bags was verified against the numbers listed on the shipment notice. The entire sample of drill core was dried, weighed and crushed to 70% passing 10 mesh (1.7 mm), then a 250 g split was taken and pulverized to 85% passing 200 mesh (75 micron). The pulp was split, and approximately 125 g shipped by commercial airfreight for analysis at ALS Chemex, North Vancouver, British Columbia, an ISO 9002 certified laboratory. The remaining pulps were shipped to the Company's secure warehouse at Port Kells, BC. The coarse rejects were held for several months at the Fairbanks laboratory until all Quality Assurance/Quality Control (QAQC) measures were completed, then discarded.

All 2,467 samples taken during the 2002 program were analyzed for Au by FA and for 34 elements, including Cu and molybdenum (Mo), using a standard multi-element geochemical method. In addition, several drill holes exhibiting copper-gold porphyry style mineralization were subject to Cu assay level determinations, and a few Mo assay level determinations were also performed. Au content was determined by 30 g FA fusion with lead as a collector and an AAS finish. The four samples that returned Au results greater than 10,000 ppb (10 g/t) were re-analyzed by 1 assay ton FA fusion with a gravimetric finish. All samples were subject to multi-element analysis for 34 elements, including Cu and Mo, by AR digestion with ICP-AES finish. A total of 1,822 samples from 31 holes drill holes exhibiting porphyry-style mineralization were assayed for Cu by four-acid (total) digestion with an AAS finish to the ppm level. For Cu assays >10,000 ppm, another total digestion-AAS finish analysis was performed to the percent level. A further 61 samples from drill hole 2034 were assayed for Mo by four-acid digestion-AAS finish to the ppm level.

As part of Northern Dynasty's analytical QAQC program, Cu-Au-bearing or Au-bearing standard reference samples were inserted with the regular samples. The 118 analyses of these standards represent over 5% of the total samples analyzed. For drill holes 2044 through 2068, an in-line reject duplicate was made and analyzed with the regular samples. The 65 analyses of duplicates, represents 4% of the total number of samples in this series. These standards and duplicates are in addition to the laboratory's internal quality control work. Inter-laboratory analysis included a total of 25 pulp duplicates analyzed for gold, and 13 reject duplicates analyzed for gold and four ¼-core reject splits assayed for metallic gold by Acme in Vancouver.

SGS Minerals Services ("SGS") laboratories completed all analytical work in 2003. A total of 6,443 drill core samples, averaging 3.3 m in length, were taken from the 19,552 m drilled in this program. At SGS in Fairbanks, the sample bags were verified against the numbers listed on the shipment notice. The entire sample was dried, weighed, crushed to 75% passing 2 mm (10 mesh), a 400 g split taken and pulverized to 95% passing 75 micron (200 mesh). The pulp was split and 125 g shipped by commercial air freight. In June 2003, 96 soil samples were taken, expanding the surface geochemical survey coverage. These samples were sent to SGS in Fairbanks Alaska, dried at 60 C and sieved through an 80-mesh screen. All samples were shipped to SGS Canada Inc., an ISO 9002 registered ISO 17025 accredited laboratory in Toronto, Ontario, for AR digestion ICP-AES and Cu analyses. Au was determined by one assay ton (30 g), lead collection FA fusion with an AAS finish at the SGS laboratory in Rouyn, Québec.

Gold was determined at the SGS laboratory in Rouyn, Québec, by one assay ton (30 g), lead collection FA fusion with an AAS finish. Ten samples with Au results greater than 2,000 ppb (2 g/t) were re-analyzed by 30 g FA fusion with a gravimetric finish. All samples were subject to multi-element analysis, for 33 elements including Cu and Mo, by AR digestion ICP-AES finish. Total Cu content was determined for all 6,226 drill core samples taken from porphyry-style deposits. Samples were fused with sodium peroxide, digested in dilute nitric acid and the solution analyzed by ICP-AES, results reported in percent. Five drill holes were not assayed for Cu by peroxide fusion: hole 3103 drilled on the Hole 5 Zone, holes 3088 and 3090 drilled on the 37 Skarn Zone, and holes 3107 and 3109 drilled on the North IP Anomaly target. Copper results for these holes are by multi-element ICP. The remaining pulp was shipped to the Company's Port Kells warehouse. The coarse reject is stored at the Fairbanks laboratory.

Drilling, sampling and QAQC are supervised by qualified persons employed by Northern Dynasty. Core samples were logged and identified in the field with consecutively numbered sample tags, on which the analytical QAQC designations for standards and duplicates were pre-marked. In the 2003 program, Au-Cu-bearing or Cu-bearing standard reference samples were inserted with the regular samples. The 331 blind analyses of standards represent over 5% of the total samples analyzed. A total of 381 reject duplicates samples were also prepared and analyzed at the ALS Chemex, representing a further 6% of the total. The program is separate from the internal procedures used at the analytical laboratory.

Exploration in 2004 – Plan of Operation

An extensive program is planned for 2004, involving the collection of engineering and environmental data required for the completion of feasibility studies and the initiation of the permitting process. The program encompasses approximately 130,000 feet (40,000 m) of drilling, including delineation drilling to establish measured and indicated resources as well as holes for geotechnical, metallurgical and hydrological design. Exploratory drilling is also planned at new zones and unexplored targets. The latter will enable the Company to complete the 60,000 feet of drilling required to earn a 50% interest in the Exploration Lands.

Pebble Property - 2004 Proposed Program
Activity	Amount	Cost (C$)
Exploration & Development Drilling	30,000 m
Engineering Drilling	10,000 m
Subtotal Drilling Programs (all in)	40,000 m	16,100,000
Other Engineering Studies		5,400,000
Environmental		10,850,000
Other		1,000,000
TOTAL		$33,350,000

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Northern Dynasty's business strategy is to acquire, explore and conduct preliminary engineering and economic analyses of mineralized deposits, which have large tonnage and multi-year production potential. This work is done with a view to enhancing the value of the mineral prospect. As an active junior resource issuer, Northern Dynasty does not consider it likely that even if project economics warrant commercial production that Northern Dynasty as it is presently constituted would have the financial and manpower resources to place the Pebble Project into commercial production entirely by itself, as such operations require large corporate, technical and financial infrastructure in excess of Northern Dynasty's present capacities.

Under Canadian generally accepted accounting principles ("GAAP") corporate administrative expenses are written off yearly and property development and acquisition costs may be deferred (or capitalized). Such costs are written off when a company decides to abandon a property due to disappointing exploration program results which appear to warrant abandonment, or when it appears the deferred costs are likely not recoverable. Acquisition costs and exploration expenditures are usually financed through a combination of cash and common share issuances. The Canadian Institute of Chartered Accountants (CICA) has issued an accounting guideline (AcG-11) wherein the CICA presents its views on the financial disclosure by companies that may be in the "development stage". As an active junior resource explorer, Northern Dynasty does not consider itself a development stage issuer, however, the issue is not free from uncertainty and some comment on this issue is believed by management of Northern Dynasty warranted for readers to understand the continuous financial disclosure of Northern Dynasty in future. Under the provisions of AcG-11, development stage resource companies are encouraged, but not required, to provide disclosure in the income statement and in the cash flow statement of cumulative balances from the inception of the development stage to the date of the statements rather than segmenting such information on an annual basis. As well, disclosure would also be made of all share capital issuances since inception. If Northern Dynasty were determined to be a "development stage" company, adoption of the provisions of AcG-11 would result in changes to Northern Dynasty's financial statement presentation, but there would be no changes to Northern Dynasty's balance sheet and the annual current and historical financial statements on a year-to-date basis would not be materially different. Readers are reminded that Northern Dynasty is only required under U.S. law to report financial results annually (as a "foreign private issuer"), however, under Canadian law, Northern Dynasty must file such information quarterly and this information is available on the internet at www.sedar.com.

Northern Dynasty's results of operations are economically evaluated by investors on an "event driven" basis in that exploration expenditures yield information on the nature, extent and statistical confidence (primarily from core drilling exploration programs) in a mineralized deposit's size and continuity which information is not contained in financial statements. Thus, it is difficult to evaluate the success of operations in a fiscal year by reference to the financial statements given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Northern Dynasty's operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics although liquidity statistics will be important. Northern Dynasty calculates an annual loss per share (which has varied over a range of $0.35 to $0.41 over the last three fiscal years), but is of the view that Northern Dynasty's share price does not vary in accordance with the loss per share statistic. Rather Northern Dynasty share prices vary with the outlook for its mineral projects and the price of the underlying market for gold and copper and the outlook for these metals.

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

Northern Dynasty does not believe that it is significantly impacted by the effects of inflation nor currency moves as the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar during the last three years. Northern Dynasty's principal property is located in Alaska and most on-site property related expenses will be transacted in United States dollars. Northern Dynasty will monitor exchange rates and buy US dollars at the most favorable rates available to mitigate the effects of the United States/Canadian dollar exchange rate on its business. For additional details respecting the five year historical exchange rates, see Item 3A. Northern Dynasty has not been significantly affected by government economic, fiscal, monetary or political policies and the outlook for Northern Dynasty's assets primarily relate to the results of exploration and the outlook for copper and gold.

Operating Results

Fiscal 2003 Compared with Fiscal 2002

The Company recorded a loss of $8,299,461 over the 2003 fiscal year, compared to a loss of $4,502,094 over the first nine months of 2003 and $5,112,493 in the prior fiscal year. The expenditures for 2003 ($8,429,779) are higher than in the previous fiscal year ($5,101,817) and this is largely attributed to higher exploration costs (2003 - $5,501,729; 2002 - $4,329,936), stock-based compensation (2003 - $1,675,064; 2002 - $13,271), and shareholder communication (2003 - $578,476; 2002 - $164,031).

The main exploration expenditure was for drilling (2003 - $2,700,068; 2002 - $1,142,867). During the 2003 fiscal year, 21,713 metres (71,238 feet) of drilling were completed. Other significant exploration costs for the year were (2003 - $632,331; 2002 - $601,641) for helicopter and fixed wing for transportation to site and drill moves, (2003 - $723,326; 2002 - $497,291) for site activities that include local support services and supplies and (2003 - $622,183; 2002 - $629,082) for geological wages for planning and supervising the drill program and for logging core from the program. Increased assay and analytical costs of $290,771 (2002 - $118,948) were also paid during the year.

Office and administration costs increased from $454,190 spent in the 2002 fiscal year to $521,557 in the 2003 fiscal year. Shareholder communication expenses increased from $164,031 spent in the previous year to $578,476 in fiscal 2003, and reflect the increased level of corporate and investor relations activity.

Fiscal 2002 Compared with Fiscal 2001

The Company writes off as expenses all of its resource expenditures hence it recorded a loss of $5,112,493 over the 2002 fiscal year as compared to a loss of $4,120,331 over the first nine months of 2002 and $1,454,844 in the prior fiscal year. The expenditures for fiscal 2002 year ($5,101,817) are higher than in the prior fiscal year ($1,563,515), and this is largely attributed to higher exploration costs (2002 - $4,329,926; 2001 - $1,168,394) incurred at the Pebble Project. Administrative costs were also higher in 2002 (2002 - $771,881; 2001 - $395,121) because of additional support for the exploration programs and securities reporting and registration activities. Expenses increased in 2002 over 2001 in all areas except for management and consulting fees and property investigation costs. The latter 2001 costs were related to the technical review and development of a qualifying report, and negotiation and completion of agreements on the Pebble Project.

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

B.     Liquidity and Capital Resources

Overview

Historically, Northern Dynasty's source of funding has been the sale of equity securities for cash primarily through private placements to sophisticated investors and insiders and their associates. Northern Dynasty has no assurance of continued access to equity funding. Northern Dynasty believes it has sufficient working capital to meet its operating requirements to December 31, 2003 depending on the level of activity it pursues. Additional equity funding was secured in February 2002 and January 2003, an aggregate of $1.3 million. Northern Dynasty's working capital on hand at June 1, 2003 will be used to complete the current exploration program ($2.0 million inclusive of $0.2 million for property maintenance) at the Pebble Property and pay 18 months' administration overhead ($0.7 million) with the balance reserved for unallocated working capital. Contingent on positive results from the exploration program, Northern Dynasty will require additional financing to cover future exploration programs and ongoing administrative costs. The Company is actively sourcing additional funding however; there can be no assurance that Northern Dynasty will be able to raise the additional funds, and should it be unsuccessful, the Company would be required to scale back its operations.

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

Fiscal 2003 Compared with Fiscal 2002

On July 31, 2003, the Company completed a private placement consisting of 6,944,445 units at a price of $0.72 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase an additional common share at a price of $0.90 until June 12, 2004. All shares issued pursuant to the private placement financing and upon the exercise of the warrants have a hold period expiring July 31, 2004.

The private placement financing was made by Shambhala Gold Limited ("Shambhala"), a subsidiary of Galahad Gold plc, and received shareholder approval at the annual and extraordinary general meeting of shareholders of the Company on July 14, 2003. Shambhala Mining Corp., a wholly owned subsidiary of Shambhala incorporated under the laws of the Yukon, at June 1, 2004 held approximately 20% of the issued shares of Northern Dynasty. Shambhala has the right to participate in any equity financing by the Company to maintain its pro rata interest in the Company as long as Shambhala controls 20% or more (undiluted) of the Company's issued and outstanding shares (the "Cooperative Period"). During the Cooperative Period, Shambhala is entitled to and did nominate two directors to Northern Dynasty's board, namely Brian Mountford and Ian Watson. Shambhala has agreed that it will vote its shares in favour of resolutions recommended by the Company's board of directors. If at any time during the Cooperative Period, Northern Dynasty elects to exercise its right to purchase the area of the Pebble Property known as the Resource Lands, financed by way of equity, Shambhala has a right of first refusal to subscribe for securities of Northern Dynasty to finance all or part of the exercise amount. The initial proceeds of the financing were allocated for the 2003 drilling program and the remainder (and potential additional proceeds from the exercise of warrants) to further advance the Pebble project. The main activity in 2003 was drilling. As tabulated below, all of the anticipated exploration expenditures are comparable to those proposed in the budget, except for site activities and miscellaneous. Site activities and miscellaneous are lower because the drilling program was completed in a shorter time than was anticipated. Administrative costs are higher mainly due to increased financing and shareholder communications activities.

Pebble 2003 Project Expenditures
	Planned	Actual
Activity	(Cdn$ millions)	(Cdn$ millions)
Drilling and assaying	2.32	2.34
Geological and reporting	0.85	0.62
Engineering and reporting	0.08	0.09
Site activities and miscellaneous	1.87	1.50
Land fees	0.61	0.20
Graphics and database	-	0.10
Administration	0.68	1.25
Total	5.96	6.10

At December 31, 2003, Northern Dynasty had working capital of $3,240,887, as compared to $496,048 at the end of the previous fiscal year. Working capital increased as a result of the Shambhala financing, the July 2003 private placement, and $4,239,257 in cash received from the exercise of options and warrants during the year. Northern Dynasty had 31,733,186 common shares issued and outstanding at December 31, 2003.

Subsequent to the year-end, on March 16, 2004, the Company completed a private placement by issuing 2,750,000 units at $8.00 each. Each unit was comprised of a common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $9.00 until March 16, 2005.

Fiscal 2002 Compared with Fiscal 2001

On July 29, 2002, the common shares of Northern Dynasty commenced trading on the OTC Bulletin Board ("OTCBB") in the United States. The Company now trades on the TSX Venture Exchange (symbol NDM) and the OTC-BB (symbol NDMLF).

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

Northern Dynasty does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2003 year-end, Northern Dynasty estimates that the cost of maintaining its corporate administrative activities at approximately $100,000 per month. Accordingly, Northern Dynasty's management estimates that approximately $1.2 million will be needed to maintain its corporate status and assets over the ensuing one-year period excluding Pebble Property activities. Northern Dynasty had current working capital of approximately $3.2 million as of December 31, 2003 and expects to be able to raise sufficient capital to fund the cost of the next two years administration and exploration programs. There is, however, no assurance that Northern Dynasty will be able to raise the required funds.

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

Copper is a commodity metal used extensively in the housing and automotive industries and accordingly demand for copper varies directly with general economic conditions. The copper price has increased substantially, averaging US$0.81/lb in 2003 and US$1.25/lb to date in 2004.

Gold prices improved significantly in 2003, averaging about US$364/oz for the year. The upward trend has continued in 2004. As a result the gold price has averaged about US$408/oz in the year to date.

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

Shares Beneficially
Name, Position and	Period a Director of the	Owned or
Municipality of Residence	Company	Controlled (1)

David J. COPELAND	Since June 1996	46,100 shares
Director		85,000 options
Vancouver, British Columbia

Scott D. COUSENS	Since June 1996	6,000 shares
Director		85,000 options
Vancouver, British Columbia

Robert A. DICKINSON (2)	Since June 1994	1,207,055 shares
Chairman of the Board and Director		85,000 options
Vancouver, British Columbia

Gordon J. FRETWELL	Nominee	Nil shares
Nominee		Nil options
Vancouver, British Columbia

Jeffrey R. MASON	Since June 1996	Nil shares
Chief Financial Officer, Secretary and Director		85,000 options
Vancouver, British Columbia

Brian MOUNTFORD (5)	Since July 2003	Nil shares
Director		242,500 options
Surrey, British Columbia

Shares Beneficially
Name, Position and	Period a Director of the	Owned or
Municipality of Residence	Company	Controlled (1)

Ronald W. THIESSEN	Since November 1995	72,782 shares
President, Chief Executive Officer and Director		85,000 options
Vancouver, British Columbia

Ian WATSON (3)	Since July 2003	Nil shares
Director		242,500 options (4)
London, England

Bruce A. YOUNGMAN	Since June 1994	253,600 shares
Vice President and Director		85,000 options
Surrey, British Columbia

Notes

1.
The information as to principal occupation, business or employment and shares beneficially owned or controlled, of certain directors is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

2.	Certain of these shares are registered in the name of United Mineral Services Ltd. and 491038 B.C. Ltd., both companies which are controlled by Mr. Dickinson.

3.
Mr. Watson is Chairman and Managing Director of Galahad Gold plc, which controls Shambhala Gold Limited, which in turn holds 6,839,445 shares of Northern Dynasty. As of April 7, 2004, Mr. Watson was beneficially interested in 220,877,573 common shares, or approximately 39.28%, of Galahad Gold plc.

4.	Included in this total held by Mr. Watson are 157,500 options, the economic benefits of which accrue to Shambhala Gold Limited.

5.	Mr. Mountford also serves as a consultant to Galahad Gold plc.

6.
As of April 30, 2004, the total beneficial security holdings of the Directors and Officers is 1,585,537 shares which represents approximately 4.5% of the current outstanding shares. The Directors and Officers also hold an aggregate of 995,000 options.

DAVID J. COPELAND, P.Eng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (February 1994 to present); Continental Minerals Corporation (formerly Misty Mountain

Gold Limited), Vice-President, Project Development (June 1995 to February 1996 and June 1997 to June 1998) and Director (November 1995 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Taseko Mines Limited, Director (January 1994 to present) (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); Casamiro Resource Corp., Director (February 1995 to August 2002).

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (March 1994 to September 1994) and (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (June 1994 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (April 1993 to present), Chairman (April 2004 to present), Chairman (September 2000 to April 2004), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); Anooraq Resources Corporation, Director (November 1990 to present), Chairman (April 2004 to present), Chairman (September 2000 to April 2004), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); Farallon Resources Ltd., Director (July 1991 to present), Chairman (April 2004 to present), Chairman (September 2000 to April 2004) and Chief Executive Officer (December 1995 to September 2000); Great Basin Gold Ltd., Director (May 1986 to present), Chairman (April 2004 to present), Chairman (September 2000 to April 2004), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to February 2001), Chairman (September 2000 to

February 2001), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chairman (April 2004 to present), Chairman (November 2001 to April 2004), Chief Executive Officer (May 1997 to November 2001); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); Taseko Mines Limited, Director (January 1991 to present), Chairman (April 2004 to present), Chairman (September 2000 to April 2004), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000), (including Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

JEFFREY R. MASON, CA – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past years, an officer and or director of the following public companies: Amarc Resources Ltd., Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); Anooraq Resources Corporation, Director (April 1996 to present), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); Farallon Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); Great Basin Gold Ltd., Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1994 to present); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); Rockwell Ventures Inc., Chief Financial Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary (March 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

BRIAN MOUNTFORD, P. Eng, C Eng – Director

Brian Mountford is a UK-educated mining engineer with professional affiliations in Canada (P.Eng) and the UK (C Eng). Since emigrating to Canada in 1968, he has obtained a diverse experience in the mining industry. He has combined his mining expertise with the initiation and financing of new companies. He has been involved as a principal in the development of several exploration projects that were progressed through to commercial production. Typical examples are the Montana Tunnels Mine, where he was President of Centennial Minerals Ltd and the Britannia Mine (President of High River Gold). Others include Las Torres, Pinson, Preble and Gilt Edge. Mr. Mountford is also a General and Technical Reviewer for the Association of Professional Engineers of British Columbia. In this capacity he evaluates the work of other licensed engineers. During the last five years he has been, President and Director of Aldridge Resources Ltd (1995 to 2003) a publicly traded company.

RONALD W. THIESSEN, CA – President, Chief Executive Officer and Director

Ronald W. Thiessen is a Chartered Accountant, with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986 Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd., Director (August 1994 to present), President and Chief Executive Officer (September 2000 to present); Great Basin Gold Ltd., Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Chief Executive Officer (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); Casamiro Resource Corp., President and Director (February 1990 to August 2002).

IAN WATSON – Director

Ian Watson is a financier with a background in mining finance and investment banking. His principal occupation is Chairman and Managing Director of Galahad Gold plc. Galahad is quoted on the AIM Market of the London Stock Exchange and is the largest single shareholder in Northern Dynasty Minerals Ltd. Previously, he was a consultant to American Barrick, now Barrick Gold Corporation and was one of the founders of Centennial Minerals Ltd. and was its Chairman until 1985. Three years after it started, Centennial's success was reflected in a friendly, recommended take-over by Pegasus Gold Corporation.

Mr Watson is, or has been within the past 5 years an officer and or a director of the following companies: Shambhala Gold Limited, Shambhala Gold Corp., Advisie NV,

Northern Dynasty Minerals Ltd., Institute of Noetic Sciences, Global Light Telecommunications Inc., Global Thyme Inc., GST Mextel, Inc., Un Limited, Brightstar Limited, Eclipse Limited, Bestel, S.A. de C.V, Bestel USA Inc., Highpoint Telecommunications Inc., Pilot Limited, Thyme Limited, Global Fibernet NV, Vitacom Corporation, Datamax Telemanagment Corporation, Highpoint Carrier Services Inc., Highpoint International Telecommunications Inc., Highpoint Carrier Services Europe Limited, Peach Technologies (Europe) Limited, Aduronet Transport Limited, Highpoint Telecommunications Europe Limited, Kast Telecom Europe BV, Forgiveness Project Inc., NeTrue Communications Inc., Vine Telecom Limited, Axxon Holding Company BV, Kast Telecom Europe SA, Axxon Telecom BV, NACT Telecommunications Inc.

BRUCE A. YOUNGMAN, B.Sc. – Vice-President and Director

Bruce Youngman holds a Bachelor of Science degree in geology from the University of British Columbia and in his more than 20 years of experience, has undertaken assignments in a variety of capacities in the exploration field throughout North America. Mr. Youngman is, or within the past five years has been a director or officer of the following companies: Northern Dynasty Minerals Ltd. as Vice-President (November 2001 to present), President (June 1994 to November 2001) and Director (June 1994 to present), First Integrated Enterprises Ltd. as Director (June 2001 to present).

B.     Compensation

During Northern Dynasty's financial year ended December 31, 2003 the aggregate direct remuneration paid or payable to Northern Dynasty's directors and senior officers by Northern Dynasty was $332,527 This figure includes any portion of remuneration received by the named person as an officer or employee of Hunter Dickinson Inc. that is attributable to Northern Dynasty's affairs.

Ronald W. Thiessen, President and Chief Executive Officer, and Jeffrey R. Mason, Chief Financial Officer and Secretary, are "Named Executive Officers" of Northern Dynasty for the purposes of the following disclosure.

The compensation paid to each of the Named Executive Officers during Northern Dynasty's three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Ronald W. Thiessen (1) President, Chief Executive Officer and Director	2003	74,160	0	0	85,000	0	0	0
	2002	42,533	0	0	0	0	0	0
	2001	8,704	0	0	160,000	0	0	0

Jeffrey R. Mason Chief Financial Officer, Secretary and Director	2003	55,950	0	0	85,000	0	0	0
	2002	29,906	0	0	0	0	0	0
	2001	8,704	0	0	160,000	0	0	0

LONG-TERM INCENTIVE PLANS AWARDS

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's Shares. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Share Options

The Company has in place a stock option plan dated for reference June 18, 2003 (the "Plan"). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than five years after the date of grant of such option.

The share options were granted to the Named Executive Officers during the financial year ended December 31, 2003 were as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald W. Thiessen	85,000	4.1%	$5.00	$5.00	November 30, 2005
Jeffrey R. Mason	85,000	4.1%	$5.00	$5.00	November 30, 2005

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2003 and the values of such options at the end of such year were as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Ronald W. Thiessen	160,000	294,000	Nil / 85,000	Nil / $63,750
Jeffrey R. Mason	Nil	Nil	Nil / 85,000	Nil / $63,750

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2003.

Defined Benefit or Actuarial Plans

There are no defined benefit or actuarial plans in place.

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

Security Holdings of Insiders who are Management (as at June 1, 2004)

		Percentage of
	Shares owned	current issued and	Number of Options
	or beneficially	outstanding	Outstanding to
Name of Insider	controlled(3)	common shares (4)	Insider
David J. Copeland	46,100	0.1%	85,000
Scott D. Cousens	6,000	0.0%	85,000
Robert A. Dickinson (2)	1,207,055	3.5%	85,000
Jeffrey R. Mason	nil	0.0%	85,000
Brian Mountford	nil	0.0%	242,500
Ronald W. Thiessen	72,782	0.5%	85,000
Ian Watson	nil	0.0%	242,500
Bruce A. Youngman	253,600	0.7%	85,000
Total	1,585,537	4.5%	995,000

Securities Held By Insiders

As of June 1, 2004 the directors and officers of Northern Dynasty and their affiliates held as a group, directly and indirectly, own or control an aggregate of 1,585,537 common shares (4.5% of outstanding common shares). Insiders also hold 995,000 options to acquire additional common shares. To the knowledge of the directors and executive officers of the Company, at May 31, 2004, only the following persons or corporations beneficially own, directly or indirectly or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Shambhala Gold Limited, a wholly	6,839,445	19.4%
owned subsidiary of Galahad Gold plc

Shambhala Gold Limited, at June 1, 2004, also held 6,944,445 warrants each exercisable to purchase an additional common share at a price of $0.90 until June 12, 2004.

The above information was supplied by the Company and by Computershare Trust Company of Canada, the Company's registrar and transfer agent.

C.     Board Practices

All directors were re-elected at the June 2003 annual general meeting and have a term of office expiring at the next annual general meeting of Northern Dynasty scheduled for June 23, 2004. All officers have a term of office lasting until their removal or replacement by the Board of Directors. There were no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments of for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date hereof. The Company paid $1,057 to a private engineering company owned by David Copeland, a director, for engineering services provided during the year at market rates. During the most recently completed fiscal year, $18,000 were paid to a private company controlled by Brian Mountford for engineering and project management services provided by him, at market rates.

During the fiscal year, 995,000 incentive options (85,000 to each of six directors and 242,500 to each of two directors) to purchase shares were granted to the directors at an average exercise price of $4.16 per share. The options expire in July and November 2005. The options were issued pursuant to the Company's Share Option Plan. The Share Option Plan was approved by disinterested shareholders at the Company's annual general meeting held on June 18, 2003.

Commencing January 1, 2004, each director of the Company is paid an annual director's fee of $2,400 ($600 paid quarterly) and an additional fee of $600 for each directors' meeting attended. Each director who is a member of a committee receives $2,400 ($600 paid quarterly) for each committee of which he or she is a member, and a further fee of $600 for each committee meeting attended.

D.     Employees

At June 1, 2004, Northern Dynasty had no direct full-time employees, but rather it ordinarily contracts staff from Hunter Dickinson Inc. on an as-needed basis. Northern Dynasty's functions are primarily administered through Hunter Dickinson Inc. (see Item 7).

E.     Share Ownership - Stock Options

As at June 1, 2004, an aggregate of 2,049,168 shares have been reserved for issuance pursuant to the following director, executive officer and service provider stock options:

(a)     Incentive Options

	Number of	Exercise	Date	Expiry
Optionholder Status	Shares	Price	of Grant	Date

Directors and Officers of	315,000	$2.35	August 14,2004	July 29, 2005
Northern Dynasty	680,000	$5000	October 30, 2003	November 30, 2005
	995,000

Employees and Consultants	38,834	$0.50	December 11, 2002	December 20, 2004
	75,000	$0.75	May 8, 2003	May 9, 2005
	50,000	$0.94	July 8, 2003	July 29, 2005
	10,500	$1.18	July 8, 2003	July 29, 2005
	7,500	$2.30	September 18, 2003	September 19, 2005
	834,334	$5.00	October 30, 2003	November 30, 2005
	38,000	$5.05	December 4, 2003	November 30, 2005
	1,054,168
	2,049,168

In fiscal 2003, 1,014,500 options were exercised with proceeds of $411,665 at an average price of $0.41 per share. In fiscal 2004 to June 1, 2004, 192,082 options were exercised, at an average price of $0.75, with proceeds of $143,563.

(b)     Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, in particular during the expanded feasibility, development and potential production phases, management of the Company proposed for its 2004 Annual and Extraordinary General Meeting, scheduled to be held June 23, 2004 that shareholders approve a resolution to amend and restate the existing share option plan as the "2004 Plan". The share option plan was approved by shareholders at the Company's annual general meeting held on June 18, 2003. Under the share option plan (the "2003 Plan"), a total of 3,600,000 shares of the Company were reserved for share incentive options to be granted at the discretion of the Company's board of directors to eligible optionees (the "Optionees"). As at April 30, 2004, from the total of 3,600,000 under the 2003 Plan, 1,466,166 had been exercised, 2,123,334 were outstanding, leaving 10,500 available to grant under the 2003 Plan.

The Company's board of directors have recommended that the number of shares reserved for issuance as share incentive options under the 2004 Plan be increased from the 2003 Plan by 4,866,166.

The number of shares reserved for issuance under the Plan requires shareholder and TSX-V approval. Shareholders will be asked to approve an ordinary resolution of disinterested shareholders that 7,000,000 shares be reserved for issuance to Optionees under the Plan.

Eligible Optionees

Under the policies of the TSX-V, to be eligible for the issuance of a stock option under the Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or to a subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a non-individual, the company must provide the TSX-V with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX-V.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)	all options granted under the Plan are non-assignable, non-transferrable and, while the Company is a Tier 2 issuer, can be for a period of up to 5 years;

(b)	upon the Company obtaining Tier 1 status the options can be for a period of up to 10 years;

(c)
for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(d)
if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(e)	the minimum exercise price of an option granted under the Plan must not be less than the Discounted Market Price (as defined in the policies of TSX-V); and

(f)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in a one year period.

The Company will seek "disinterested" shareholders' approval (described below) because:

(i)	the number of options granted to Insiders of the Company may exceed 10% of the Company's outstanding listed shares; or

(ii)	the aggregate number of options granted to Insiders of the Company within a one year period may exceed 10% of the Company's outstanding listed shares; or

(iii)	the number of options granted to any one Insider and such Insider's associates within a one year period may exceed 5% of the Company's outstanding listed shares; or

(iv)	the Company may decrease the exercise price of options previously granted to Insiders.

Disinterested Shareholder Approval

For purposes of this resolution an aggregate of 1,585,537 shares held by persons who are both insiders (and their associates, as defined in the Securities Act (British Columbia)) and who are eligible to receive options under the plan, will not be voted at the Meeting. If this resolution does not pass by disinterested shareholder approval then a second vote will be held where insiders and their associates will be permitted to vote on the resolution and the plan may be adopted, however, the resolution will be permitted to include the terms set out in sub-paragraphs (i) to (iv) above.

"Insider" means a director or senior officer of the Company, a director or senior officer a company that is an insider or subsidiary of the Company, a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company, or the Company itself if it holds any of its own securities.

"Disinterested Shareholder Approval" means the approval by a majority of the votes cast by all shareholders of the Company at the shareholders' meeting excluding votes attached to listed shares beneficially owned by "Insiders" of the Company (generally officers and directors) to whom the options have been granted under the Plan and Associates of those Insiders.

"Ordinary Resolution" is a resolution passed by the shareholders of a company at a general meeting by a simple majority of the votes cast in person or by proxy.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

Northern Dynasty's securities are recorded on the books of its transfer agent (Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C. V6C 3B9 (604) 661-0215) in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Northern Dynasty does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries. Based on information provided pursuant to Northern Dynasty's search of intermediaries, as of June 1, 2004, Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located. To the best of its knowledge, Northern Dynasty is not directly or indirectly owned or controlled by a corporation or foreign government. For information on the holdings of insiders see Item 6B.

As of May 31, 2004:

	Number of
	registered
	shareholders	Number of	Percentage of
Location	of record	shares	total shares
Canada	124	23,508,096	66.8%
United States	149	2,727,237	7.8%
Other	31	8,949,935	25.4%
	304	35,185,268

As of June 1, 2004, the only registered holders of 5% or more of the current issued and outstanding common shares of Northern Dynasty are:

  Robert A. Dickinson (1,207,055 common shares plus options to purchase an additional85,000 options), who is a director,

  Shambhala Gold Limited (6,839,445 common shares plus warrants to purchase anadditional 6,944,445 common shares), and brokerage clearinghouses.

The shareholdings of the individual directors are listed in Item 6A. The voting rights of the major shareholders do not differ from the voting rights of other Northern Dynasty shareholders.

Under the British Columbia Securities Act insiders (generally officers, directors, holders of 10% or more of Northern Dynasty's shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Northern Dynasty's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca). Commencing in June 2003 in British Columbia all insider reports must be filed electronically 10 days following the date of the trade. The public is able to access these reports at www.sedi.ca.

B.     Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Northern Dynasty or its predecessors during the years ended December 31, 2002 or December 31, 2003 or in any pending transaction except as follows:

(a)     Management Contracts

The Company does not have full-time management or employees as these services are provided to the Company by Hunter Dickinson Inc. ("HDI") pursuant to a geological, corporate development,

administrative and management services agreement dated for reference December 31, 1996. HDI is a private company owned equally by nine publicly traded exploration companies (one of which is the Company) and is managed by persons, the majority of whom are also directors of the Company. HDI is one of the largest independent mining exploration groups in North America and as of December 31, 2003, employed or retained on a substantially full-time basis, 20 geoscientists, including six with advanced degrees (four Ph.D.'s and two M.Sc.'s), eight professional geologists, and four professional engineers (PEng.); three engineers (two mining engineers and one civil engineer, all with professional engineer designations); one biologist (MSc.), eight accountants (including four Chartered Accountants, one CMA and one CGA) and fifteen administrative and support personnel. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Brazil, Nevada, Mexico and South Africa. HDI allocates the cost of staff input into projects such as the Pebble project based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm's-length suppliers. The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI's services are being retained by such participating company, however a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days' notice. The amounts billed by HDI for its services rendered and reimbursement of expenses were approximately $1,257,404 in 2003 (2002 - $1,227,425).

(b)     Property Option Assignment

HDGI Assignment dated October 29, 2001 between Hunter Dickinson Group Inc. and Northern Dynasty respecting the Pebble Property Option. (See Item 4A and Item 19 - Exhibits.) As of April 30, 2002, Northern Dynasty had fully paid HDGI for Pebble expenditures. Hunter Dickinson Group Inc. (herein "HDGI") is a private company which seeks to source and secure rights to mineral prospect opportunities for its own account and for purposes of involving public companies by way of option, joint venture or assignment of all or a part of HDGI's rights. HDGI has assigned prospect interests to both arm's length and non-arm's length companies. HDGI will generally risk its own funds on preliminary exploration costs before assigning its interest in a prospect on terms negotiated with the transferee company. Such assignments generally require the acceptance by the TSX Venture (which Northern Dynasty has received) and in some cases the shareholders of the public company (by approval of a majority of the disinterested shareholders of the transferee). All of the directors of Northern Dynasty, except Mr. Youngman, are among the seven directors of HDGI, and HDGI has one independent director. The shares of HDGI are held by Messrs. R.A. Dickinson, R.W. Thiessen, J.R. Mason, D.J. Copeland, S.D. Cousens, R.G. Hunter, and D.S. Jennings, each of whom is a director of Northern Dynasty, except D.S. Jennings. HDGI is the corporate trustee of seven director family trusts to which such named directors and their family members are beneficiaries. Northern Dynasty received disinterested shareholder approval for the transaction at its June 28, 2002 annual shareholders meeting.

(c)     Participation in Private Placements

To the knowledge of management of the Company, no insider or nominee for election as a director of the Company had any interest in any material transaction during the year ended December 31, 2003, or has any interest in any material transaction in the current year other than as set out herein.

During the year ended December 31, 2003, directors and officers of the Company (including companies owned or controlled by such person) participated in the following private placements as follows:

Date of
placement	Description of placement	Directors and officer participation

January 2003	1,300,000 flow-through units and 400,000 non	Robert Dickinson (including private
	flow-through units at $0.50 each. Each flow-	companies controlled by Mr.
	through unit was comprised of a flow-through	Dickinson) – 400,000 units
common share and a two-year non-flow-through
	share purchase warrant. Each warrant entitles the	Bruce Youngman – 20,000 units
holder to purchase one common share at a price of
$0.60 until January 14, 2005. The non flow-
through units were comprised of one common
share and one two-year share purchase warrant
with the same warrant terms.

July 2003	6,944,445 units at a price of $0.72 per unit. Each	Shambhala Gold Limited, a wholly
	unit was comprised of one common share and one	owned subsidiary of Galahad Gold
	warrant exercisable to purchase an additional	plc, of which Ian Watson is
	common share at a price of $0.90 until June 12,	Chairman and Managing Director -
	2004. All shares issued pursuant to the private	6,839,445 units
placement financing and upon the exercise of the
warrants have a hold period expiring July 31,
2004.

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

B.     Significant Changes

There have been no significant changes to the business of Northern Dynasty since December 31, 2003.

ITEM 9     THE OFFER AND LISTING

A.     Offer and Listing Details

Trading Markets

TSX VENTURE:			OTC BULLETIN BOARD:
NDM - Trading in Canadian Dollars			Trading in United States Dollars
	High	Low		High	Low
	($)	($)		($)	($)
Annual			Annual
2004 (to June 1, 2004)	11.54	4.13	2004 (to June 1, 2004)	9.00	2.90
2003	7.35	0.55	2003	5.55	0.36
2002	1.44	0.42	2002 (from July 29, 2002)	0.90	0.25
2001	0.79	0.32
2000	0.66	0.40
1999	0.57	0.32
1998	0.75	0.37
1997	1.95	1.00
1996	2.00	1.02

By Quarter			By Quarter
Calendar 2000
First Quarter	0.66	0.48
Second Quarter	0.42	0.40
Third Quarter	0.50	0.41
Fourth Quarter	0.51	0.40

TSX VENTURE:			OTC BULLETIN BOARD:
NDM - Trading in Canadian Dollars			Trading in United States Dollars
	High	Low		High	Low
	($)	($)		($)	($)

Calendar 2001
First Quarter	0.46	0.32
Second Quarter	0.49	0.36
Third Quarter	0.55	0.35
Fourth Quarter	0.79	0.38

Calendar 2002			Calendar 2002
First Quarter	1.20	0.43
Second Quarter	1.44	0.95
Third Quarter	1.24	0.54	Third Quarter (from July 20,	0.90	0.40
			2002)
Fourth Quarter	0.74	0.42	Fourth Quarter	0.60	0.25

Calendar 2003			Calendar 2003
First Quarter	0.90	0.55	First Quarter	0.60	0.36
Second Quarter	1.28	0.65	Second Quarter	0.99	0.47
Third Quarter	3.25	1.15	Third Quarter	2.41	0.78
Fourth Quarter	7.35	2.95	Fourth Quarter	5.55	2.21

Calendar 2004			Calendar 2004
First Quarter	11.54	5.62	First Quarter	9.00	4.35
Second Quarter (to June 1,	7.80	4.13	Second Quarter (to June 1,	5.94	2.90
2004)			2004)

Monthly			Monthly
April 2004	7.80	5.50	April 2004	5.94	4.08
March 2004	8.48	7.20	March 2004	6.30	5.40
February 2004	9.50	6.85	February 2004	7.00	5.10
January 2004	11.54	5.62	January 2004	9.00	4.35
December 2003	5.80	4.50	December 2003	4.45	3.43
November 2003	7.35	4.55	November 2003	5.55	3.41
October 2003	5.60	2.95	October 2003	4.40	2.21
September 2003	3.20	2.24	September 2003	2.41	1.64

Northern Dynasty share trading information is also available through free internet search services (for example, see Yahoo.com, enter NDM.V and NDMLF).

B.     Plan of Distribution

Not applicable.

C.     Markets

The shares of Northern Dynasty have traded in Canada on the TSX Venture Exchange (successor Exchange to the Canadian Venture and Vancouver Stock Exchanges) since 1994, (symbol-NDM at

Yahoo NDM.V). Since July 20, 2002, Northern Dynasty's shares have traded in the United States on the OTC Bulletin Board.

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10     ADDITIONAL INFORMATION

A.     Share Capital

Not required in an Annual Report.

B.     Memorandum and Articles of Association

Northern Dynasty's corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 262963. A copy of the Articles of Association and Memorandum are filed with the initial registration statement on Form 20-F as an exhibit. (See Item 19.)

Objects and Purposes

Northern Dynasty's Memorandum of Incorporation and Articles of Association ("Articles") do not specify objects or purposes. Under British Columbia corporate law (the British Columbia Corporations Act or its predessor the British Columbia Company Act, a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

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

The Articles specify that the number of directors shall be the number of directors fixed by shareholders annually or the number which are actually elected at a general shareholders meeting. The number of directors is determined by shareholders at the annual Shareholders meeting and all directors are elected at that time. Under the Articles, the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders or actually elected at the preceding annual shareholders' meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected at such meeting.

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

Insider Share Ownership Reporting

The articles of Northern Dynasty do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Northern Dynasty's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Northern Dynasty but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 telephone (604) 899-6500 or at the British Columbia Securities Commission web site (www.bcsc.bc.ca). Commencing June 2003 insider reports are available online on SEDI website (www.sedi.ca).

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

Northern Dynasty's material contracts as of June 1, 2004 are:

(a)	Amended Share Incentive Plan dated for reference June 28, 2002 (see Item 6E);

(b)
HDGI Assignment Agreement, dated October 29, 2001, and underlying Teck Cominco Options of the Resource Lands and the Exploration Lands of the Pebble Property and Consent for the Assignment related to the Pebble Property (see Item 4 - Pebble Property Option Agreements and Item 7B(b) - Major Shareholders and Related Party Transactions);

(c)
Geological Management and Administration Services Agreement with HDI dated for reference December 31, 1996. (See Item 7B(a) - Major Shareholders and Related Party Transactions for details on amounts paid to HDI under the services agreement.)

D.     Exchange Controls

Northern Dynasty is a Province of British Columbia, Canada corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation" below.

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

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Northern Dynasty's common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization), when Northern Dynasty was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Northern Dynasty and the value of the assets of Northern Dynasty, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Northern Dynasty. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Northern Dynasty was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Northern Dynasty and the value of the assets of Northern Dynasty, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2000 exceeds C$192 million. A non-Canadian would acquire control of Northern Dynasty for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Northern Dynasty unless it could be established that, on the acquisition, Northern Dynasty was not controlled in fact by the acquiror through the ownership of the Common Shares.

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in management's understanding a discussion of the material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Northern Dynasty. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation – Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Northern Dynasty should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Northern Dynasty, based upon their individual circumstances.

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

Under current Treasury Regulations, dividends paid on Northern Dynasty's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Northern Dynasty's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Northern Dynasty appears to have been a PFIC for the fiscal year ended December 31, 2003, and at least certain prior fiscal years. In addition, Northern Dynasty expects to qualify as a PFIC for the fiscal year ending December 31, 2004 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of

Northern Dynasty is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

G.     Statement by Experts

The following are experts whose opinions or reports are included herein:

(a) Geological Advisor, M.J. Casselman, P.Geo., was retained by Northern Dynasty in 2001 as an independent geological advisor to review and compile available information on the Pebble Property and provide his recommendations to further explore it. He has also assisted in the preparation of the Geological Discussion of the Pebble Project in Item 4 on behalf of Northern Dynasty. Mr. Casselman holds an M.Sc. and is a professional geologist and a member of the Association of Professional Engineers and Geoscientists of British Columbia. His office address is 1325 Chestnut Street, Vancouver, B.C., Canada.

All the foregoing experts have consented to the inclusion of their reports or opinions herein or in the previously (March 18 2002, April 25 2002, May 31 2002, and June 10 2002) filed initial 20-FA registration statements (as amended) and, if filed with such previous 20-FAs, the section herein respecting which such expert has consented has not been amended by this annual filing.

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

(b)     Exchange Rate Sensitivity

Northern Dynasty's Pebble Property operations are in the State of Alaska and hence it is somewhat affected by exchange rate risk of fluctuations between Canadian and United States currency. Its liabilities are all short term trade payables and substantially all are denominated in Canadian and U.S. dollars. Northern Dynasty does not hedge this risk, which it does not consider material in the context of its operations.

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

ITEM 14     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15     CONTROLS AND PROCEDURES

As of June 1, 2004, an evaluation was carried out under the supervision of, and with the participation of the Corporation's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Act of 1934). Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

No changes were made in the Company's internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting subsequent to the date of their evaluation.

ITEM 16     AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES, AND EXEMPTIONS

A.     Audit Committee Financial Expert

The designated Audit Committee "financial expert" is Mr. Ronald W. Thiessen, who is also the President and Chief Executive Officer of the Company. Accordingly, Mr. Thiessen is not "independent", as the term is defined by the American Stock Exchange which is a national securities exchange. Mr. Thiessen is a Chartered Accountant.

B.     Code of Ethics

The Company has adopted a code of ethics that applies to the Company's chief executive officer, the chief financial officer, and other members of senior management. The Code of Ethics is appended as an exhibit to this Form 20-F.

C.     Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services:

	Year ended	Year ended
	December 31,	December 31,
Services:	2003	2002
Audit services	$8,500	$8,500
Audit-related services	--	--
Tax services	1,000	1,000
All other services	--	2,900
	$9,500	$12,400

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

As 2003 was the first year of the audit committee pre-approval process, only the audit and tax services rendered in the year ended December 31, 2003 were pre-approved by the audit committee.

D.     Exemptions from Listing Standards for Audit Committees

Not applicable.

E.     Purchases Of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17     FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein (see exhibits).

Annual

(1)
Auditors' Reports on the consolidated balance sheets as at December 31, 2003, and 2002, and the statements of operations and deficit, mineral property interests and changes in cash flows for each of the three years ended December 31, 2003, 2002 and 2001;

(2)	Balance sheets as at December 31, 2003, 2002 and 2001;

(3)	Statements of operations and deficit for each of the three years ended December 31, 2003, 2002 and 2001;

(4)	Statements of changes in cash flows for the periods referred to in (8) above;

(5)	Notes to the financial statements;

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

b.

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

5-9     Not applicable.

10.     Other

The following exhibits were attached as an Appendix to the Form 20-F of Northern Dynasty filed January 9, 2002:

	Type of
	Document	Description	Pages

1.	1	Certificate of Incorporation, Memorandum and Articles of Association of Northern Dynasty	1-54
2.	4C	Amended Share Incentive Plan dated for reference June 20, 2000	55-67
3.	4B(i)
Geological Management and Administration Services Agreement  dated for reference December 31, 1996 between Northern  Dynasty and Hunter Dickinson Inc. ("HDI") (See Item 7 "Interest  of Management in Certain Transactions"
			68-77
4.	4B(i) 4B(ii) 4B(iii)
HDGI Assignment Agreement with Hunter Dickinson Group Inc.  ("HDGI") dated October 29, 2001 whereby Northern Dynasty obtained its option to the Pebble Property including the  underlying Teck Cominco Options and Consent Agreement
			78-99

The following exhibits were attached to the Form 20-FA filed March 18, 2002:

5.	10	Consent of U.S. Tax Expert, Kempisty & Co., Certified Public Accountants (1)	100
6.	10	Consent of Auditors, DeVisser Gray, Chartered Accountants	101
7.	10	Consent of counsel, Lang Michener (1)	102
8.	10	Consent of geological expert, M.J. Casselman	103

The following exhibits were attached to the second amendment Form 20-FA filed April 25, 2002:

9.	10	Consent of Auditors, DeVisser Gray, Chartered Accountants dated April 24, 2002.	104

10.	10	Consent of Geological Expert, M.J. Casselman, April 24, 2002.	105

The following exhibits were attached to the third amendment Form 20-FA filed June 3, 2002:

11.	10	Consent of Geological Expert, M.J. Casselman, May 31, 2002.	106

The following exhibits were attached to the Annual Report on Form 20-F filed June 24, 2002:

12.	10	Consent of Auditors, DeVisser Gray, Chartered Accountants dated June 24, 2002.	107
13.	10	Consent of Geological Expert, M.J. Casselman, June 24, 2002.	108

Note:

(1)     No changes were made to the second and third amendment 20-FA sections respecting which these experts were  concerned (see Item 10G) and provided consents as part of the March 18, 2002 20-FA (first amendment) filing.

The following exhibits are filed with this Annual Report on Form 20-F:

14.	10	Code of Ethics
15.	12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
16.	12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
17.	13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
18.	99.1	Audited annual financial statements for the year ended December 31, 2003

SIGNATURES

Northern Dynasty certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this amended report on its behalf.

NORTHERN DYNASTY MINERALS LTD.

Per:

/s/ Ronald W. Thiessen
RONALD W. THIESSEN
President and Director

DATED: June 10, 2004