Form 20-F
period 2004-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2005-04-11
CIK 1164771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004 (with other information to March 15, 2005 except where noted)

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

CIK Number 0001164771
Commission file number 0-31224

NORTHERN DYNASTY MINERALS LTD.
(Exact name of Registrant specified in its charter)

NORTHERN DYNASTY MINERALS LTD.
(Translation of Registrant’s name into English)

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

None

Number of outstanding shares of Northern Dynasty's only class of capital stock as on December 31, 2004

     47,690,287 Common Shares without Par Value
(the number outstanding on March 15, 2005 was 49,316,165).

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

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian dollars. On March 15, 2005 the Federal Reserve noon rate for Canadian Dollars was US$1.00:C$ 1.2078 (see Item 4 for further historical Exchange Rate Information).

T A B L E   O F   C O N T E N T S

Page

ITEM	1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM	2	OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM	3	KEY INFORMATION	8
ITEM	4	INFORMATION ON THE COMPANY	13
ITEM	5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	35
ITEM	6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	42
ITEM	7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	54
ITEM	8	FINANCIAL INFORMATION	58
ITEM	9	THE OFFER AND LISTING	59
ITEM	10	ADDITIONAL INFORMATION	61
ITEM	11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	75
ITEM	12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	76
ITEM	13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	77
ITEM	14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	78
ITEM	15	CONTROLS AND PROCEDURES	79
ITEM	16	AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES, AND EXEMPTIONS	80
ITEM	17	FINANCIAL STATEMENTS	82
ITEM	18	FINANCIAL STATEMENTS	83
ITEM	19	EXHIBITS	84

Geological Terms and Mineral Symbols

Composite Hydrothermal System	Created by hydrothermal process or processes in which there is evidence of more than one centre or source of hydrothermal fluids, and potentially more than one mineral deposit.

Hydrothermal Alteration
Alteration of rocks or minerals by the reaction of hot, or hydrothermal, water  with pre-existing (or host) rocks or minerals. The products of this reaction  may also be a hydrothermal mineral deposit, that is, gangue and ore minerals  that have been deposited in fractures, faults, breccia openings, etc., by  replacement or open-space filling from watery fluids of 50-700[o] C  temperature and of 1-3 kilobars pressure.

Induced Polarization (“IP”) Survey
A geophysical survey used to identify a feature that appears to be different  from the typical or background survey results when tested for levels of electro-  conductivity; IP detects both chargeable, pyrite-bearing rock and non-  conductive rock that has high content of quartz.

Mineral Resource
Mineral resource means a deposit or concentration of natural, solid,  inorganic or fossilized organic substance in such quantity and at such greater  quality that extraction of the material at a profit is currently or potentially  possible. “Inferred Resource” means the estimated quantity and grade of a  deposit, or a part thereof, that is determined on the basis of limited sampling,  but for which there is sufficient geological information and a reasonable  understanding of the continuity and distribution of metals values to outline a  deposit of potential economic merit. “Indicated Resource” means the  estimated quantity and grade of a part of a deposit for which the continuity  of grade, together with the extent and shape, are so well-established that a  reliable grade and tonnage estimate can be made. “Measured Resource”  means the estimated quantity and grade of that part of a deposit for which  the size, configuration and grade have been very well-established by  observation and sampling of outcrops, drill holes, trenches and mine  workings.

Mineral Symbols	Au - Gold; Ag - Silver; Al - Aluminum; Cu - Copper; Fe - Iron; Mo - Molybdenum; Na - Sodium; O - Oxygen; Pb - Lead; S - Sulphur; Zn - Zinc.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Currency and Measurement

All currency amounts in this Annual Report are stated in Canadian dollars unless otherwise indicated (see Item 3A for exchange rate information).

The following measurements may be used.

Ton	Imperial measure equal to 2,000 pounds.
Tonne	Metric measure of mass equal to 1,000 kilograms or 2,204.6 pounds.

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply	Imperial Units
	by
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

PART 1

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3 KEY INFORMATION

A.               Selected Financial Data

The following constitutes selected financial data for Northern Dynasty Minerals Ltd. (“Northern Dynasty” or the “Company”) for the last five fiscal years ended December 31, 2004, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and United States GAAP.

Balance Sheet Data	2004	2003	2002	2001	2000
Total assets according to financial	$25,440,941	$3,682,646	$685,149	$2,588,367	$2,644,832
statements (CDN GAAP)(1)
Total Assets (US GAAP)(2)	25,630,081	3,682,646	685,149	2,588,367	2,644,832
Total liabilities	3,025,155	429,722	186,288	768,544	4,500
Share capital	76,109,561	21,064,437	11,035,977	7,907,717	7,273,342
Deficit (CDN GAAP)	(61,198,495)	(19,499,848)	(11,200,387)	(6,087,894)	(4,633,010)
Deficit (US GAAP)	(61,198,495)	(19,499,848)	(11,200,387)	(6,087,894)	(4,633,010)

Period End Balances
(as at December 31)	2004	2003	2002	2001	2000
Working capital	$10,229,064	$3,240,887	$496,048	$1,816,289	$2,639,000
Equipment, net	398,101	12,037	2,813	3,534	1,332
Mineral property interests	11,788,621	---	---	---	---
Shareholders’ equity	22,415,786	3,252,924	498,861	1,819,823	2,640,332
Number of outstanding Shares	47,690,287	31,733,186	15,515,223	9,292,455	7,182,455

No cash or other dividends have ever been declared.

Statement of Operations Data	2004	2003	2002	2001	2000
Investment and Other Income (loss)	$(244,303)	$130,318	$(10,676)	$108,631	$157,138
General and administrative expenses	2,480,567	1,252,986	771,881	395,121	316,033
Write-down of mineral property interests and
investments	--	---	---	--	--
Exploration Expenditures	32,594,900	5,501,729	4,329,936	1,168,394	--
Stock-based compensation	6,378,877	1,675,064	---	--	--
Income (loss) according to financial statements
(CDN GAAP)	(41,698,647)	(8,299,461)	(5,112,493)	(1,454,884)	(158,895)
Income (loss) from continuing operations per
Common Share (CDN GAAP)	(1.04)	(0.35)	(0.41)	(0.20)	(0.02)
Income (loss) per Share (US GAAP)(2)	(1.04)	(0.35)	(0.41)	(0.20)	(0.02)

Notes:
(1)
Northern Dynasty follows Canadian GAAP applicable to junior mining exploration companies whereby mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. Under US GAAP exploration costs are generally written off as incurred unless there is a feasibility report which confirms the existence of economic ore making the recovery of costs likely. As Northern Dynasty did not record any deferred exploration expenditures effective December 31, 2001 there is no difference between presentation of Northern Dynasty’s accounts under Canadian and US GAAP.

(2)
Statement of Financial Accounting Standards No. 128: Earnings per Share (“SFAS 128”) replaces the presentation of primary earnings per share (“EPS”) with a presentation of both basic and diluted EPS for all entities with complex capital structures, including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements.
SFAS 128 applies equally to loss per share presentations.
Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

On March 15, 2005 the Federal Reserve noon rate for Canadian Dollars was US$1.00:C$ 1.2078. The following table sets out the exchange rates, based on the noon buying rates as posted on the Bank of Canada website (www.bankofcanada.ca), for the conversion of Canadian dollars into United States dollars. These rates are comprised of those in effect at the end of the six months including and immediately prior to December 31, 2004 and the average exchange rates and the range of high and low exchange rates for such periods.

	2004	2003	2002	2001	2000
End of Period	1.20	1.30	1.58	1.59	1.52
Average for Period	1.30	1.40	1.57	1.55	1.49
High for Period	1.40	1.58	1.62	1.60	1.56
Low for Period	1.17	1.30	1.50	1.49	1.43

Monthly Low and High Exchange Rates:

Month	Low	High
March 2005	1.20	1.25
February 2005	1.22	1.26
January 2005	1.19	1.25
December 2004	1.18	1.24

See Item 17 for accompanying audited year-end financial statements (prepared in accordance with Canadian GAAP) for further details.

B.               Capitalization and Indebtedness

Not applicable.

C.               Reasons for the Offer and Use of Proceeds

Not applicable.

D.               Risk Factors

Northern Dynasty’s Pebble Property Contains No Known Reserves of Ore. Although there is a known body of mineralization on the Pebble Property (see Items 4, 7 and 19), and Northern Dynasty has completed a major definition and in-fill core drilling program within, and adjacent to, the deposit to determine indicated and measured resources to allow for completion of planned feasibility studies, there are currently no known reserves or body of commercially viable ore and the Pebble Property must be considered an exploration prospect only. Extensive additional exploration work is required before Northern Dynasty can ascertain if any mineralization may be economic and hence constitute ‘ore”. Engineering, socioeconomic and environmental studies are ongoing. Additional drilling is planned to further define a new zone on the eastern flank of the deposit. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Northern Dynasty makes on the Pebble Property do not result in discoveries of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Northern Dynasty stock negatively impacted.

Further Funding Needed to Explore and Retain Rights to Pebble Property. Northern Dynasty’s primary means of generating funds is through the sale of common shares, and Northern Dynasty will need to continue to find buyers for its treasury shares in order to generate sufficient funds to allow Northern Dynasty to conduct further work on the Pebble Property and completion of the planned exploration and engineering, socioeconomic and environmental programs. If Northern Dynasty cannot fund such programs, its share value will be severely negatively impacted. Northern Dynasty believes that it will need to raise additional funds to pursue the current level of exploration of the Pebble Property.

Northern Dynasty Has No History of Earnings and No Foreseeable Earnings. Northern Dynasty has a history of 20 years of losses. Northern Dynasty may never be profitable. Northern Dynasty has paid no dividends on its shares since incorporation and does not anticipate paying dividends in the foreseeable future. A failure to eventually achieve profitability will negatively impact on Northern Dynasty’s share value.

Assets May be Subject to Future Write-Downs. Northern Dynasty’s financial statements have been prepared assuming that Northern Dynasty will continue its business on a going-concern basis; however unless additional funding is obtained this assumption will have to change and Northern Dynasty’s assets may then have to be written-down from carrying values based on costs to asset prices which are realizable in insolvency or distress circumstances.

Significant Potential Equity Dilution and End of Lock-ups. At March 15, 2005, Northern Dynasty had 49,316,165 common shares and 4,006,300 share purchase options and 2,925,478 warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Northern Dynasty’s shares. At March 15, 2005, dilutive securities represent approximately 14.1% of Northern Dynasty’s currently issued shares. As of March 15, 2005 Northern Dynasty had agreed to issue a further 14,002,268 shares, subject to regulatory approval, for a related party property acquisition. (See Item 7)

Exploration is a Risky Business. The exploration for mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines. Factors beyond Northern Dynasty’s control will affect the marketability of any substances discovered.

Gold, copper and molybdenum prices improved in 2004, but had been depressed for several years prior to that, and may continue to fluctuate widely. Even if exploration is successful (and a mine deemed warranted), mining requires huge capital investment, long capital recovery periods and it is difficult to suspend operations pending a recovery of prices.

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

Environmental Risks. Unexpected environmental damage from spills, accidents and severe acts of nature such as earthquakes are risks which may not be fully insurable and if catastrophic could mean the total loss of shareholders’ equity.

Volatility of Northern Dynasty’s Shares Could Cause Investor Loss. The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Northern Dynasty shares.

Northern Dynasty’s Directors, Officers and Staff are only Part-Time. Most of Northern Dynasty’s directors and senior officers also serve as officers and/or directors of other resource exploration companies and, as such, are engaged in and will continue to be engaged in the search for additional resource opportunities on behalf of such other companies. In particular, the success of Northern Dynasty and its ability to continue to carry on operations is dependent upon its ability to retain the services of its senior technical and management personnel. (See Item 7.)

Management May be subject to Conflicts of Interest Due to Affiliation With Other Resource Companies. As most of Northern Dynasty’s directors and officers serve as officers and/or directors of other resource exploration companies which are themselves engaged in the search for additional opportunities, situations may arise where these directors and officers are presented with or identify resource exploration opportunities and may be or perceived to be in competition with Northern Dynasty for exploration opportunities. Such potential conflicts, if any arise, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. Northern Dynasty’s directors and officers expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate. In addition, all of Northern Dynasty’s officers and directors have a financial interest in other resource issuers to which they serve as management and hence may never be financially disinterested in the outcomes of these potential conflict of interest situations. This situation may require that shareholders favorably consider ratification of directors’ decisions where financial conflicts arise resulting in uncertainty with respect to completion of such matters. The Company has access to the full resources of Hunter Dickinson Inc. ("HDI"), an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities; however the Company does not have the right to require HDI to bring to the Company all corporate opportunities that come to HDI's attention.

Northern Dynasty’s Management May Not Be Subject to U.S. Legal Process. As Canadian citizens and residents most of Northern Dynasty’s directors and officers may not subject themselves to U.S. legal proceedings, so that recovery on judgments issued by U.S. courts may be difficult or impossible. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., Northern Dynasty’s insiders may have defenses available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. Northern Dynasty’s management may not have any personal assets available in the U.S. to satisfy judgments of U.S. courts. Therefore, Northern Dynasty shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

Likely PFIC Status Has Possible Adverse Tax Consequences for U.S. Investors. Potential investors who are U.S. taxpayers should be aware that Northern Dynasty expects to be classified for U.S. tax purposes as a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior years, and may also be a PFIC in subsequent years. This status arises due to the fact that Northern Dynasty’s excess exploration funds are invested in interest-bearing, securities creating “passive income” which, while modest and ancillary to the exploration business, is Northern Dynasty’s only source of income. If Northern Dynasty is a PFIC for any year during a U.S. taxpayer’s holding period, then such a U.S. taxpayer, generally, will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Northern Dynasty. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Northern Dynasty’s net capital gain and ordinary earnings for any year in which Northern Dynasty is a PFIC, whether or not Northern Dynasty distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. (See also ITEM 10E - Passive Foreign Investment Company.)

For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 telephone (202) 272-7440.

ITEM 4 INFORMATION ON THE COMPANY

SUMMARY

A.               History and Development of Northern Dynasty

1.	The legal name of the corporation, which is the subject of this Annual Report on Form 20-F, is “Northern Dynasty Minerals Ltd.”

2.
Northern Dynasty was incorporated in May 1983 under the laws of the Province of British Columbia, Canada. Northern Dynasty was originally incorporated as “Dynasty Resources Inc.” and subsequently changed its name on November 30, 1983 to “Northern Dynasty Explorations Ltd.” Northern Dynasty became a reporting company in the Province of British Columbia on April 10, 1984 by having a receipt issued for its initial prospectus offering by the British Columbia Securities Commission. Northern Dynasty was formerly listed on the Vancouver Stock Exchange (now the TSX Venture Exchange and herein generally “TSX Venture”) from 1984-1987, inter-listed on the Toronto Stock Exchange from 1987-1993, and unlisted but remained in good standing with all securities commissions from 1993 to 1994, and thereupon reactivated and listed solely on TSX Venture from 1994 to present. In November, 2004 the common shares of Northern Dynasty were listed on the American Stock Exchange. (“AMEX”)

3.
Northern Dynasty continues to subsist under the laws of the Province of British Columbia, Canada. Northern Dynasty’s business office is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia V6C 2V6 telephone (604) 684-6365. Northern Dynasty’s registered legal office is located c/o its British Columbia attorneys at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7 telephone (604) 689-9111.

4.
During the period 1984-1993, Northern Dynasty held a participating interest in the Little Bald Mountain Project in Nevada, from which modest-scale gold production and cash flow was obtained. Northern Dynasty utilized this cash flow and the proceeds from other financings to conduct exploration programs on a number of properties in Nevada, USA, Ontario, Canada and Yukon, Canada. Subsequently all these properties were written off or written down to nominal value. In 1994, Northern Dynasty’s name was changed to “Northern Dynasty Minerals Ltd.” and it was reorganized, including a change of management, new investors and a three old for one new common share consolidation (also known as a “reverse-split”), and re-listed on the Vancouver Stock Exchange.

5.
On October 29, 2001, Northern Dynasty entered into an Assignment Agreement with Hunter Dickinson Group Inc. (“HDGI”), whereby it was assigned rights to acquire up to 100% of HDGI’s interest in certain options granted by Teck Cominco American Incorporated (“Teck Cominco”) in its Pebble Property (herein called the “Pebble Property” or the “Pebble Project”) with HDGI retaining a carried interest (callable by Northern Dynasty) to the point of the exercise of the main option under the Pebble Property Agreements (see Item 3). HDGI holds its interest in the options in trust for the family trusts of J. Mason, R. Dickinson, R. Thiessen, S. Cousens and D. Copeland (all Company insiders), D. Jennings and A. Shariff. The Pebble Property has become the principal focus of Northern Dynasty’s exploration and development work. The terms of the Assignment Agreement and options are more particularly described below.

As of March 15, 2005 the options had been exercised with the final 20% acquisition exercise pending TSX Venture Exchange and AMEX acceptance. The options were exercised in the period November 2004 through March 15, 2005 and were exercised in consideration of the allotment of an aggregate of 16,752,788 shares of which the issuance of 14,002,268 shares as of the date of filing hereof is pending regulatory acceptance On completion of the issuance, Northern Dynasty will own 100% of the Pebble project subject only to a small royalty interest to Teck Cominco on a portion of the property.

6.
Northern Dynasty has made no other material capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2004 except for the Pebble Property acquisition and related matters described herein.

B.               Business Overview

Northern Dynasty’s Business Strategy and Principal Activities

Pebble Property, Alaska USA - Overview

Northern Dynasty is generally in the business of acquiring, exploring and developing mineral properties.

Since October 2001 its principal focus has been exploration and since 2004, feasibility level engineering studies for all project components, including road access, port and power transmission, of the Pebble Property (“the Pebble Property”) that hosts a large gold copper molybdenum porphyry deposit and is located in the State of Alaska. Comprehensive environmental and socioeconomic base line data collection and studies are also underway.

On October 29, 2001, Northern Dynasty acquired from a related party two options which provided for the right for Northern Dynasty to purchase up to a 100% working (i.e. beneficial) interest in the Pebble Property. The options were granted by Teck Cominco American Incorporated (“Teck Cominco”) (as to 80%) and Hunter Dickinson Group Inc. (“HDGI”) a related party which retained an interest in the options (see Item 7), (as to 20%, carried) as more particularly described below.

The first of the two options permitted Northern Dynasty to purchase the previously drilled (by Teck Cominco) portions of the Pebble Property on which the majority of the known gold/copper mineralization is known to exist (the “Resource Lands”). The Resource Lands option required the payment of cash or shares during the three year term of the option (as extended by one year) and a balloon option payment at the end of the third year of approximately US$10 million (prior to November 30, 2004) at which time Northern Dynasty would own 80% of the Resource Lands (and HDGI, 20%) The second part of the Teck Cominco option permitted Northern Dynasty to earn a minimum of 40% (and up to 80% with HDGI holding 20%) interest in the remainder of the Pebble Property which was the area outside of the known mineralization (the “Exploration Lands”) by doing 60,000 feet of exploration drilling by November 30, 2004.

As of November 30, 2004 Northern Dynasty had completed its option requirements and had exercised 80% of the Resource Lands and by February 2005, 80% of the Exploration Lands was acquired by exercise of the second option. The right to purchase the final 20% (by then participating working interest) in both Resource Lands and Exploration Lands options was agreed to be exercised by Northern Dynasty and acquired from HDGI on March 14, 2005 (but in respect of which regulatory approval has been applied for and is pending as of March 31, 2005). Upon regulatory approval to complete the acquisition of the final 20% working interest, Northern Dynasty will thereupon own a 100% working interest in the Pebble project subject only to a royalty (2-5% of after pay back net profits) held by Teck Cominco on the Exploration Lands.

Northern Dynasty’s exploration and feasibility determination program for fiscal 2005 involves exploration drilling of the newly discovered East Zone on the flank of the known Pebble deposit, and the continued collection of environmental and socioeconomic data and ongoing engineering studies required for the completion of a feasibility study and the initiation of the permitting process in 2006. The program encompasses approximately 97,000 feet (30,000 m) of exploration and infill drilling as well as holes for metallurgical testing, and 60 days of rotary drilling for hydrological testing.

The budget for Northern Dynasty’s proposed 2005 program is C$44.5 million. The Company’s working capital as of March 21, 2005 was approximately $36 million, and there were approximately 2.3 million in-the-money warrants (exercisable at $4.15). It will however need to raise funds cover the future exploration programs and ongoing administrative costs. If the equity markets for resource issuers are not receptive to additional financings, Northern Dynasty will likely have to reduce the planned expenditures.

Northern Dynasty does not have any operating revenue, although historically it has had annual interest revenue as a consequence of investing surplus exploration funds pending the completion of exploration programs. Although exploration activities can be more challenging in winter conditions, Northern Dynasty’s business cannot be said to be significantly seasonal in nature. Metals prices have traditionally seen multi-year cycles of higher and lower prices, which often impact the availability of exploration and development funds in years with depressed prices.

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

The Company completed a private placement financing for gross proceeds of C$30.5 million in March 2005 included in working capital amounts as noted above. However, it may have to raise additional funds to carry on the planned exploration program.

Further Particulars of the Origins of the Pebble Property Options, 2001 Assignment from Related Party

By an Assignment Agreement dated October 29, 2001 between Northern Dynasty as assignee and Hunter Dickinson Group Inc. (“HDGI”) as assignor, (the “HDGI Assignment”) (see Item 7 and Item 19), Northern Dynasty was assigned the right to acquire up to a 100% interest in two discrete but interdependent options which were granted to HDGI by Teck Cominco, respecting its 22,582 hectare “Pebble” copper/gold prospect in southwestern Alaska. The two options relate to separate portions of the Pebble Property, which are referred to as (a) the “Resource Lands” on which a mineralized body had already been outlined by Teck Cominco, and (b) the “Exploration Lands” which constitute the remainder of the Pebble Property area. In this Annual Report, these two options may be referred to as the “Resource Lands Option” and the “Exploration Lands Option” and together they are referred to as the “Teck Cominco Options”. HDGI is a private company owned by certain directors of Northern Dynasty and their associates and hence is a related party to Northern Dynasty. (See Item 7)

Under the HDGI Assignment, Northern Dynasty was assigned the options at HDGI’s out-of-pocket costs of $586,966 (which includes HDGI’s 2001 exploration and additional property staking costs related to the Pebble Property), an 80% interest in the Teck Cominco Options, together with the right to acquire HDGI’s retained 20% interest which is a “carried” interest up to the point of the termination of the resource Lands Option. HDGI was carried with respect to its retained 20% interest, meaning that Northern Dynasty must incur 100% of all exploration costs and 100% of all underlying option payments to Teck Cominco required by the Teck Cominco Options to the point of exercise of the Resource Lands Option (assuming Northern Dynasty decided to exercise the Teck Cominco Options). Northern Dynasty had the right to purchase (or “call”) HDGI’s carried interest for a 90-day period commencing at the time that, and in the event that, Northern Dynasty exercised the Resources Lands Option which it did on November 23, 2004. The Assignment Agreement provided that the carried interest call price was to be determined as the independently appraised value of the carried interest which call amount will be payable by Northern Dynasty in common shares of Northern Dynasty valued at market at that time.

On November 26, 2004, Northern Dynasty exercised the 80% option from Teck Cominco on the Resource Lands by issuing 1.77 million Northern Dynasty common shares to Teck Cominco American Inc., which represents the adjusted final payment of US$10 million (adjusted to US$9.94 million for previous excess proceeds of share resale proceeds received by Teck Cominco). On February 23, 2005, Northern Dynasty acquired an 80% interest in the Exploration Lands by acquiring Teck Cominco’s residual interest in the Exploration Lands, consequent upon Teck Cominco’s election, through the issuance of US$4 million in Northern Dynasty common shares at the prevailing market price (approximately 977,795 shares). On March 14, 2005 Northern Dynasty, on the recommendation of an independent committee of its directors, elected to call HDGI’s 20% interest for 14,002,268 shares based on an independent appraisal of the 20% interest and a fairness opinion to separate parties (see item 19). Teck Cominco now retains only a 4% pre-payback nets profits interest (after debt service) and 5% after-payback net profits interest in any mine production from the Exploration Lands portion of the Pebble Property.

The Teck Cominco Options provide Teck Cominco with the right to require Northern Dynasty to in effect guarantee that Teck Cominco will receive cash proceeds equivalent to the approximately US$14 million deemed value of the 2,750,520 shares issued to it for exercise of the Resource Lands Option and the Exploration Lands Option. However, in order to avail itself of this right Teck Cominco must permit Northern Dynasty the right to determine the timing and method of resale of the shares. Teck Cominco’s election to require the minimum proceeds guarantee must be made within 180 days of the receipt of these shares (November 23, 2004 as to 1772,725 shares and February 25, 2005 for 977,795 shares). As of March 31, 2005 Northern Dynasty is awaiting Teck Cominco’s determination (to be made by May 23, 2005 and July 25, 2005) as to whether Northern Dynasty will be required to manage the resale of the two tranches of shares. Northern Dynasty’s commitment extends to seeking investors to purchase the shares and by using reasonable efforts to achieve an orderly resale market for these shares. Northern Dynasty is not obligated (nor permitted by law) to re-purchase the shares itself. In the event Northern Dynasty secures purchasers after Teck Cominco’s election, any excess of resale proceeds over the US$14 million will be credited to Northern Dynasty (by way of cancellation of excess shares) and any share resale shortfall must be made up by Northern Dynasty.

Other interim option payments to Teck Cominco were made during 2001 to 2004, including US$250,000 in cash plus 500,000 two-year share purchase warrants (exercisable at $0.75) prior to December 31, 2001 (which consideration was paid on December 31, 2001) and 500,000 shares and 500,000 two-year share purchase warrants (exercisable at $1.15) prior to March 31, 2002 (which consideration was paid on March 28, 2002) and a further 500,000 shares and 250,000 warrants before December 31, 2002 (which consideration was paid on December 19, 2002). Pursuant to an agreement, an additional 200,000 shares were issued to Teck Cominco on December 19, 2002 to extend the deadline to purchase the Resource Lands from November 30, 2003 to November 30, 2004.

If Teck Cominco gives notice to Northern Dynasty by May 23, 2005 or July 25, 2005 (respecting the US$10 million and US$4 million share tranches respectively) that it wishes Northern Dynasty to control the resale of the 1,772,725 shares or 977,795 shares respectively, then Northern Dynasty shall manage the resale of those shares so that the return to Teck Cominco is US$9.94 million for the 1,772,725 shares (or applicable portion thereof) if resold within the following 12 months from the date of notice to sell or US$11 million if sold within the following 24 months, but in either case with a minimum requirement of US$1 million per each 3-month period after the notice. Any shares remaining after the required US$9.94 million resale proceeds has been received by Teck Cominco will be returned to Northern Dynasty’s treasury for cancellation, and if there are any deficiencies in the resale proceeds, Northern Dynasty must provide top-up shares or the cash equivalent until the minimum is achieved. If Teck Cominco does not give notice by the notice to sell deadline, there will be no minimum proceeds requirement and Northern Dynasty will have no influence over the timing or manner of any resales of these shares.

On February 25, 2005 Teck Cominco elected to sell its 50% interest in the Exploration Lands to Northern Dynasty and, consequently, Northern Dynasty purchased the interest by paying Teck Cominco US$4 million in 977,795 shares valued at $5.03 and by granting Teck Cominco a net profits royalty on any mine in the Exploration Lands. Prior to the recovery of the capital costs of constructing a mine on the Exploration Lands, the net profits royalty will be based upon the net cash flow from the sale of minerals after operating, marketing, distribution and debt-financing repayments to a maximum of 4% of the net cash flow. Following payback of any mine’s capital costs, the royalty is 5% of net profits.

If Teck Cominco elects to liquidate these 977,795 shares, it may, by notice to Northern Dynasty by July 25, 2005 require Northern Dynasty to manage the resale of these shares with a view to realizing at least US$4 million over the 12-month period after the notice. Any deficiencies from this figure will require Northern Dynasty to provide top-up with shares or cash so that the US$4 million is achieved. Any Northern Dynasty shares remaining unsold after the maximum of US$4 million has been realized will be returned to Northern Dynasty’s treasury for cancellation. If Teck Cominco does not give notice of sale by the notice to sell deadline, there is no resale proceeds protection, and if Teck Cominco elects to sell after the notice to sell deadline, then Northern Dynasty may retain control of the share resale process for a 48-month period with any profit or loss on the share resale (measured from the initial issuance value) which will be for the account of Teck Cominco. Northern Dynasty must direct the resale of the shares in good faith with a view to maximizing Teck Cominco’s proceeds with all such resale activities in compliance with applicable US and Canadian securities laws and the policies of the TSX Venture. All negotiations between Northern Dynasty and Teck Cominco took place in Canada. Teck Cominco American Incorporated is a US holding subsidiary of Teck Cominco Ltd. (whose shares are listed on The Toronto Stock Exchange and bonds are listed on the American Stock Exchange). Securities issued to Teck Cominco are issued relying on the exemption from US registration found in Rule 903(c)(1) of Regulation S to the United States Securities Act of 1933 and are expected to be eligible for resale through the TSX Venture Exchange under Rule 904 to Regulation S.

On March 14, 2005, Northern Dynasty had agreed to exercise its right to acquire the 20% remaining carried working interest in the Resource Lands portion and the Exploration Lands portion of the Pebble Property for a purchase price consisting of 14,002,268 Northern Dynasty common shares, which represents approximately 20% of the adjusted market capitalization of Northern Dynasty. This is subject to regulatory approval as of the date hereof. There are no resale provisions with respect to these shares (except securities laws of general application). Upon receipt of the approvals and issuance of the 14,002,268 common shares, the Company will hold a 100% interest in the entire Pebble property, subject only to Teck Cominco’s net profits interest royalty in the Exploration Lands.

Pebble Property, Alaska, USA - Technical Summary

Cautionary Note to Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The following sections use the terms 'measured resources’, 'indicated resources’ and 'inferred resources’. The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 “Standards of Disclosure of Mineral Projects”); the U.S. Securities and Exchange Commission does not recognize them. In addition, 'inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except for a preliminary assessment. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Location and Access

The Pebble Property is centered at latitude 59 degrees 53 minutes 54 seconds North and longitude 155 degrees 17 minutes 44 seconds West in the Iliamna region of southwestern Alaska. It is approximately 380 km southwest of Anchorage and 27 km northwest of the village of Iliamna (Figure 1).

Access to the Pebble Project from Anchorage is via fixed wing aircraft to Iliamna. Iliamna has a state-operated airport with two 1,700 m paved runways. It is serviced by several passenger and cargo flights daily from Anchorage, using Convair, Hercules and DC-6 aircraft, as well as smaller charter aircraft. Current access from Iliamna to the property is by helicopter, a flying distance of 27 km.

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

Figure 1 Location

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

The Pebble Property lies within an area of rolling hills and low mountains. Valley bottoms are at elevations of 250 m above sea level. The highest point on the property is Kaskanak Peak, at an elevation of 841 m. The currently known mineralized deposit (a mass of naturally occurring mineral material without regard to mode of origin) is situated at the 325 m elevation. Vegetation consists of sparse patches of alder trees separated by expanses of tundra and grass. The area was recently glaciated and glacial soil deposits and hummocky terrain abound. There are numerous streams and small, shallow lakes and ponds in the vicinity of the project, which provide water for exploration drilling.

Mineral Claims Status

The property forms a continuous block consisting of 1,331 located Alaska State mineral claims totaling 39,600 hectares (98,000 acres). Annual rental fees are US$160,295 and annual assessment work obligations are US$245,000.

Exploration History

In the mid 1980s, Teck Cominco began reconnaissance exploration in the Pebble region and in 1984 discovered the Sharp Mountain gold prospect. Gold occurs in drusy quartz veins of probable Tertiary age that cut Cretaceous rocks near the peak of Sharp Mountain. Grab samples of veins in talus ranged from 1.5 g/t Au to 9.32 oz/ton Au and 3.0 oz/ton silver. No record of further work is available.

Examination and sampling of several color anomalies in 1987 yielded anomalous gold concentrations from the Sill prospect, recognized as a precious-metal, epithermal-vein occurrence, and the Pebble discovery outcrop, which was of uncertain affinity. The 1988 exploration program included 24 diamond drill holes at the Sill epithermal gold prospect, soil sampling, geological mapping and two diamond drill holes at the Pebble target. Drilling at the Sill prospect intercepted mineralization with gold grades that justified more work, but the initial Pebble drill holes yielded only modest encouragement. In 1989, an expanded soil sampling program, an IP survey and 12 diamond drill holes were completed at the Pebble target, and 15 diamond drill holes were completed at the Sill prospect. Although limited in scope, the IP survey at Pebble displayed a response characteristic of a large, porphyry-copper system. This interpretation was validated through subsequent drilling by Teck Cominco that intercepted significant intervals of porphyry-style gold, copper, and molybdenum mineralization.

When it became apparent that a significant copper-gold porphyry deposit had been discovered, exploration was accelerated in 1990 and 1991 when 73 additional diamond drill holes were completed. In 1991, baseline environmental and engineering studies were initiated and weather stations were established. A preliminary economic evaluation was undertaken by Cominco Engineering Services Ltd. (“CESL”) in 1991 and subsequently revised in 1992. In 1992, 14 drill holes were completed in the deposit area. In 1993, IP surveying and a 4-hole drilling program were completed at a target 6 km to the south of the Pebble deposit. In 1997, Teck Cominco did IP surveying, geochemical sampling and geological mapping, and drilled 20 holes into and around the Pebble deposit. Preliminary engineering studies carried out by CESL in 1991-1992 indicate several road access options, including a 130 km gravel access road connecting the Pebble project to a deep-draft ocean port site on Iniskin Bay. The State of Alaska has provided significant financial assistance for the construction of similar access roads and ports for major mineral development projects, such as that at the Red Dog Mine in northwestern Alaska. Power required for project development could be provided by natural gas from offshore wells in Cook Inlet, transported by pipeline to the mine site, where natural gas turbines would be situated. The preliminary engineering work also evaluated and selected a number of possible sites for processing facilities, a water source, accommodations, tailings storage, and waste rock disposal.

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

In 2001, HDGI staked the PEB claims to cover ground where Teck Cominco had detected a multi-element, soil-geochemical anomaly and high IP chargeability on two, widely spaced, reconnaissance lines. On the new PEB claims, HDGI collected and analyzed 601 soil samples and did 30-line km of IP/resistivity surveying.

During 2002, Northern Dynasty drilled 68 holes totaling 11,306 m exploring for additional porphyry deposits within which to define higher-grade resources. Four new mineral zones were discovered. One of these, the Thirty-Eight Zone, is a till-covered copper-gold porphyry deposit located 12 km south-southwest of the Pebble deposit. Some 86% of Teck Cominco’s drill core from the Pebble deposit (16,000 m) was relogged and a sectional geological model was completed. Based on this model, the Pebble deposit resource was calculated (Snowden, 2003). Surface work included an 18.5 -line-km ground magnetometer survey; a 328-sample soil geochemical survey and a few man-days of geological traverses.

Prior to the 2003 drilling program, Northern Dynasty commissioned an independent mineral resource estimate. Inferred resources in the Pebble deposit were estimated to be 1.0 billion tonnes grading 0.40 g/t gold, 0.30% copper, and 0.015% molybdenum (0.61% copper-equivalent) above a cut-off grade of 0.30% copper-equivalent, and 271 million tonnes of 0.59 g/t gold, 0.43% copper and 0.018% molybdenum (0.86% copper-equivalent) above a cut-off grade of 0.70% copper equivalent.

In 2003, Northern Dynasty drilled 58 holes totaling 19,729 m to define higher-grade portions in the Pebble deposit and 9 holes totaling 1,987 m to test four other prospective zones. Limited surface exploration was conducted, consisting of 5 days of geological mapping and collection of 97 samples in three soil geochemical traverses.

Nine holes drilled on the Exploration Lands in 2003 included three holes at the Central IP Anomaly area, three holes at the Northeast IP Anomaly area, one hole at the 38 Porphyry Deposit and two holes at the 37 Skarn Zone. Drilling at the Central IP target intersected weak mineralization, indicating potential for porphyry mineralization at depth but not near to the surface. Drilling at the Northeast IP target indicates good potential for an extension to the Pebble deposit to the northeast. The 2003 drilling continued to indicate the presence of substantial porphyry mineralization at the 38 Porphyry Deposit. Drilling at the 37 Skarn intersected moderate gold and copper values; further work is necessary to fully determine the potential of the skarn mineralization.

Drilling on the Resource Lands in 2003 was designed to test for continuity and extensions of higher-grade zones within and adjacent to the deposit, and to further delineate the extent of the deposit. The program was successful in achieving both of these objectives and a new independent resource estimate was done in February 2004.

The estimated inferred mineral resource was 2.74 billion tonnes grading 0.55% copper-equivalent1 (0.30 g/t Au, 0.27% Cu and 0.015% Mo above a cut-off grade of 0.30% copper-equivalent), containing 26.5 million ounces of gold and 16.5 billion pounds of copper. In addition, higher-grade material of 435 million tonnes grading 0.49 g/t Au, 0.42% Cu and 0.021% Mo, or 0.84% copper-equivalent above a cut-off grade of 0.70% copper-equivalent was also estimated.

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

The Pebble property encompasses the eastern and southern margins of the approximately 200 square km in size, Late Cretaceous (89.7 Ma) in age, tonalite-granodiorite Kaskanak Batholith (coarse grained igneous rocks of intermediate composition, covering a large area), and the adjacent Jurassic-Cretaceous sedimentary and interbedded volcanic rocks that the batholith had intruded. On the east side of the batholith, a northeast-trending structural corridor is marked by a linear cluster of multi-phased, compositionally and texturally variable, irregular stocks, sills, dikes and breccia bodies (igneous bodies that are relatively small and circular, flat-lying, linear and structurally shattered, respectively) that are associated with and formed at the same time as the batholith. Numerous gold and copper-gold mineral occurrences, including the large Pebble and Thirty-Eight porphyry copper-gold-molybdenum deposits, are related to this diverse group of intrusions (coarse grained igneous rocks).

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

Mineralization

Mineralization consists principally of pyrite, chalcopyrite and molybdenite (common sulphide minerals of iron, iron-copper and molybdenum, respectively), occurring in and disseminated adjacent to stockworks (crosscutting network of veins) of fine veins in intrusive and sedimentary host rocks. Gold is present with the sulphides in a ratio of approximately 1 g/t gold to 1% copper. Mineralization is strongest within and around the upper parts of the granodiorite stocks and is associated with strong secondary potassium-silicate alteration and development of quartz vein stockworks. The deposit mineralization occurs over an area of at least 2.8 km by 2.2 km, and to a depth of 500 m, and is unconstrained to the east under Tertiary cover, to the south, southwest, and to depth. A phyllic and propylitic alteration envelope (potassic, phyllic and propylitic alteration consists of assemblages of minerals that are commonly associated with porphyry mineralization; they occur in successive zones or envelopes in the deposit), up to 5.5 km by 2.5 km in area, is present around the deposit and contains gold concentrations exceeding 100 parts per billion (ppb).

Primary copper-gold-molybdenum mineralization occurs throughout the zone of potassic alteration and is concentrated in and surrounding the upper parts of the granodiorite stocks. Copper occurs in chalcopyrite as disseminated grains and along sulphide-rich veins. Most gold grains are a few microns in diameter and occur near grain boundaries of pyrite and chalcopyrite. The pyrite content is low in the zone of potassic alteration. The overall ratio of gold grade (in g/t) to copper grade (in %) is about one. Molybdenite commonly occurs in quartz + pyrite veins and veinlets. The central higher-grade portions of the deposit contain >200 parts per million (ppm) molybdenum.

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

Exploration in 2004

The 2004 program involved collection of engineering, environmental and socioeconomic data required for the completion of feasibility studies and the commencement of preparation of permitting applications. The program encompassed approximately 130,000 feet (40,000 m) of drilling, including holes to establish measured and indicated resources and others to collect geotechnical, metallurgical and hydrological data to use for mine planning for the Pebble deposit. Some exploratory drilling for new zones and unexplored targets was also done and enabled the Company to complete the 60,000 feet of drilling required exercise its option on the Exploration Lands (67,651 feet had been completed to September 30, 2004).

In 2004, core drilling by Northern Dynasty was targeted primarily in and adjacent to the Pebble deposit where 132 geology holes, totaling 32,826 m, and 26 metallurgy holes, totaling 6505 m, were completed in the Resource Lands, and 15 holes, totaling 7177 m, were completed in the Exploration Lands to test for continuity and extensions of higher-grade zones. One hole, totaling 263 m, was drilled in the southwestern part of the Exploration Lands to test an IP/resistivity anomaly. Various sites for proposed tailings and waste disposal were tested by 53 engineering holes, totaling 2,778 m.

This drilling identified a significant, new porphyry centre (the East Zone) on the eastern side of the Pebble deposit beneath a cover of Tertiary rocks that apparently thickens to the east (Figures 2 and 3). The characteristics of the East Zone indicate a setting proximal to a thermal and fluid centre. These include intense biotite (potassic) alteration, a high density of early-stage quartz veins, the extent to greater depth of strong Au-Cu-Mo mineralization and alteration, the presence of numerous granodiorite sills and dykes at depth, and the weakness of late-stage, lower-temperature alteration overprints. The source of heat and fluids for the East Zone may be a stock of granodiorite below and/or to the east of the current drilling. The East Zone is unconstrained to the east, northeast and southeast under Tertiary cover, and to depth. Considerable additional drilling will be necessary to adequately assess its full extent.

Northern Dynasty Minerals Ltd.

N
Stage 1 Pit*
(429M tonnes)
CENTRAL
ZONE
EAST
ZONE
A
A'
Roscoe Postle
Resource Outline
March 2005
Norwest Resource
Estimate Outline
February 2004
500 metres
2000 feet

* NOTE: OUTLINE OF STAGE 1 PIT DEVELOPED FOR THE PRELIMINARY ASSESSMENT OF THE PEBBLE GOLD-COPPER-MOLYBDENUM PROJECT, NOVEMBER 2004 (SEE WWW.SEDAR.COM)

LEGEND

- Holes Drilled in 2004
- Holes Drilled To December 31, 2003

PEBBLE PROJECT

Pebble Deposit
Drill Hole Plan

Figure 2 Drill Hole Plan Pebble Deposit

Figure 3 Cross Section Pebble Deposit

In the Pebble deposit, potentially economic mineralization extends over a known area of 3 km by 2.2 km and to a depth of 600 m in the Central zone, and to a depth of 800 m in the East Zone. A phyllic alteration envelope around the deposit is up to 5.5 km by 2.5 km in area and contains abundant gold concentrations over 100 ppb (0.1 g/t).

The intrusive and intrusive breccia complex that extends south for more than 1.5 km from the presently defined southern edge of the deposit has been tested mainly by shallow and widely spaced holes. Alteration assemblages indicate that is a prospective area for exploration for another porphyry copper-gold centre. The margins of the intrusive complex are zones that may have undergone multiple stages of dilation, intrusion and hydrothermal activity, which could be conducive to formation of higher-grade copper-gold mineralization; these also warrant further drill testing.

In 2004, a drill hole in the southwestern part of the Exploration Lands intersected a 247-m long zone of porphyry-style mineralization in an arm of the Kaskanak batholith that extends southwest from the main batholith into a broad area of hornfelsed, andesitic sedimentary rocks, which on surface contains 2-5% disseminated pyrite. This 308 Zone is similar in character and grade to the Thirty-Eight Zone a few kilometers to the east-northeast. To determine the extent and grade of the 308 Zone will require further drill testing.

Estimates of Mineralization – Pebble Deposit

Subsequent to year end in March 2005, a new resource estimate based on diamond drilling programs by Northern Dynasty up to and including 2004 and previous drilling by Teck Cominco through to 1997, was announced. The estimate, completed by Roscoe Postle Associates, Inc., shows that Pebble deposit contains a Measured and Indicated Mineral Resource of 3.03 billion tonnes grading 0.28% Cu, 0.32 g/t Au, and 0.015% Mo (0.56% copper equivalent2), with an additional Inferred Mineral Resource of 1.13 billion tonnes grading 0.24% Cu, 0.30 g/t Au, and 0.014% Mo (0.50% copper equivalent) above a cut-off grade of 0.30% copper equivalent. The Measured and Indicated Resource contains 31.3 million ounces of gold 18.8 billion pounds of copper and nearly 1 billion pounds of molybdenum. A higher-grade Measured and Indicated Mineral Resource core consists of 569 million tonnes grading 0.46% Cu, 0.50 g/t Au, and 0.021% Mo (0.88% copper equivalent) above a cut-off grade of 0.70% copper equivalent. A technical report by independent qualified persons D.W. Rennie, P.Eng., and R.M. Srivastava, P.Geo., can be found at www.sedar.com.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.
2Copper-equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. CuEQ = Cu % + (Au g/t x 12.86/22.06) + (Mo% x 132.28/22.06) . Copper-equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing.

Sampling, Analysis, Security and Quality Assurance/Quality Control Procedures

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

Northern Dynasty personnel or agents collected all samples during the 2001-2004 programs. A total of 658 analytical results were received for soil samples from 601 locations in 2001, and 374 analytical results for soil samples from 341 locations in 2002. The results included 30 lab duplicates and 60 lab standards. In 2001, samples were air dried, then shipped by airfreight from the project site to Acme Analytical Laboratories (“Acme”) in Vancouver, B.C. via Anchorage, Alaska. At Acme, the soils were dried and sieved through an 80-mesh screen and then analyzed for 32 elements using two methods. Au content was determined to the 0.2 ppb level using the Acme Group 3A wet digestion method. A 10 g sample was digested in AR, and analyzed by Graphite Furnace Atomic Absorption Spectroscopy or Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) finish. The Acme Group 1D multi-element method was used on a minimum one gram pulp to determine other elements and gold to the ppm level. In this method, the samples were digested in hot AR and analyzed by ICP-AES.

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

A total of 2,467 core samples, averaging 3.9 m in length, were taken from the 68 NQ2 (5.02 cm diameter) core holes drilled during 2002. All core drilled was sampled, except for 170 m of overlying Tertiary volcanic rocks in holes 2036 and 2040. In 2002, sample preparation was done at ALS Chemex’s Fairbanks laboratory. Each sample bags was verified against the numbers listed on the shipment notice. The entire sample of drill core was dried, weighed and crushed to 70% passing 10 mesh (1.7 mm), then a 250 g split was taken and pulverized to 85% passing 200 mesh (75 micron). The pulp was split, and approximately 125 g shipped by commercial airfreight for analysis at ALS Chemex, North Vancouver, British Columbia, an ISO 9002 certified laboratory. The remaining pulps were shipped to the Company’s secure warehouse at Port Kells, BC. The coarse rejects were held for several months at the Fairbanks laboratory until all Quality Assurance/Quality Control (QAQC) measures were completed, then discarded.

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

As part of Northern Dynasty’s analytical QAQC program, Cu-Au-bearing or Au-bearing standard reference samples were inserted with the regular samples. The 118 analyses of these standards represent over 5% of the total samples analyzed. For drill holes 2044 through 2068, an in-line reject duplicate was made and analyzed with the regular samples. The 65 analyses of duplicates, represents 4% of the total number of samples in this series. These standards and duplicates are in addition to the laboratory’s internal quality control work. Inter-laboratory analysis included a total of 25 pulp duplicates analyzed for gold, and 13 reject duplicates analyzed for gold and four ¼ core reject splits assayed for metallic gold by Acme in Vancouver.

In 2003, SGS Minerals Services (“SGS”) laboratories completed all analytical work. A total of 6,443 drill core samples, averaging 3.3 m in length, were taken from the 19,552 m drilled in this program. At SGS in Fairbanks, the sample bags were verified against the numbers listed on the shipment notice. The entire sample was dried, weighed, crushed to 75% passing 2 mm (10 mesh), a 400 g split taken and pulverized to 95% passing 75 micron (200 mesh). The pulp was split and 125 g shipped by commercial air freight. In June 2003, 96 soil samples were taken, expanding the surface geochemical survey coverage. These samples were sent to SGS in Fairbanks Alaska, dried at 60° C and sieved through an 80-mesh screen. All samples were shipped to SGS Canada Inc., an ISO 9002 registered ISO 17025 accredited laboratory in Toronto, Ontario, for AR digestion ICP-AES and Cu analyses. Au was determined by one assay ton (30 g), lead collection FA fusion with an AAS finish at the SGS laboratory in Rouyn, Québec.

Gold was determined at the SGS laboratory in Rouyn, Québec, by one assay ton (30 g), lead collection FA fusion with an AAS finish. Ten samples with Au results greater than 2,000 ppb (2 g/t) were reanalyzed by 30 g FA fusion with a gravimetric finish. All samples were subject to multi-element analysis, for 33 elements including Cu and Mo, by AR digestion ICP-AES finish. Total Cu content was determined for all 6,226 drill core samples taken from porphyry-style deposits. Samples were fused with sodium peroxide, digested in dilute nitric acid and the solution analyzed by ICP-AES, results reported in percent. Five drill holes were not assayed for Cu by peroxide fusion: hole 3103 drilled on the Hole 5 Zone, holes 3088 and 3090 drilled on the 37 Skarn Zone, and holes 3107 and 3109 drilled on the North IP Anomaly target. Copper results for these holes are by multi-element ICP. The remaining pulp was shipped to the Company’s Port Kells warehouse. The coarse reject is stored at the Fairbanks laboratory.

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

In 2004, NQ2 (5.02 cm), HQ (6.35 cm) and PQ (8.31 cm diameter) core was drilled. The drill core was boxed at the drill rig and transported daily by helicopter to Northern Dynasty’s secure logging facility at the village of Iliamna, AK. Between May and October 2004, 49,533 m (162,510 feet) were drilled in 227 holes. The 13,208 samples taken in this Phase averaged 3 m (10 feet) in length.

The 2004 drilling program included 26 large diameter holes for metallurgical testing. A total of 1990 samples were taken from these holes for analysis. Samples were taken by cutting an off-center slice representing 20% of the core volume, which was submitted for analysis. The remaining 80% was used for metallurgical purposes.

ALS Chemex laboratory in Fairbanks, Alaska, performed sample drying and crushing. ALS Chemex Laboratories of North Vancouver, an ISO 9001:2000 registered laboratory pulverized the samples and performed the analytical work for the 2004 drill program. All 13,208 samples were analyzed for 25 elements, including copper (Cu) and molybdenum (Mo), by a four acid digestion multi-element method. All samples, except for 188 Tertiary waste rock characterization samples, were analyzed by fire assay for gold (Au).

Gold content was determined by one assay ton (30 g) lead collection Fire Assay (FA) fusion with an Atomic Absorption Spectroscopy (AAS) finish, with results reported in parts per million (ppm). One sample which returned Au results greater than 10 ppm was re-analyzed by 30 g FA fusion with a gravimetric finish, with results reported in ppm. Total copper content was determined by four acid (HF-HNO3-HClO4-HF-HCl) digestion and the solution analyzed by Inductively Coupled Plasma – Atomic Emission Spectroscopy (ICP-AES) with results reported in ppm. All samples were subject to multi-element analysis for 25 elements, including Cu, Mo and S, by four acid digestion with an ICP-AES finish.

Coarse rejects are stored at Delta Junction, Alaska. Remaining pulps have been shipped for long term storage to Northern Dynasty’s secured warehouse at Port Kells, B.C.

Drilling, sampling and QAQC are supervised by qualified persons employed by Northern Dynasty. Core samples were logged and identified in the field with consecutively numbered sample tags, on which the analytical QAQC designations for standards and duplicates were pre-marked. In the 2004 program, Au-Cu-bearing standard reference samples and unmineralized blank samples were inserted with the regular samples. The blind analyses of 688 standards and 167 blanks represent over 6% of the total samples analyzed. A total of 658 reject duplicates samples were also prepared and analyzed at the Acme Analytical Laboratories in Vancouver, BC, representing a further 5% of the total. The program is separate from the internal procedures used at the analytical laboratory.

Engineering Studies in 2004

Preliminary Assessment

In November, 2004, a preliminary economic assessment of the Pebble project was done based on an early 2004 resource estimate. The following is a summary of the technical report, entitled “Preliminary Assessment of the Pebble Gold-Copper-Molybdenum Project, Iliamna Area, Alaska, USA” November 2004 by qualified persons Derek J. Barratt, P.Eng., and Peter G. Beaudoin, P.Eng., filed on www.sedar.com.

The Preliminary Assessment was prepared in order to quantify the Pebble project’s cost parameters and to provide guidance for the ongoing engineering work that will ultimately define the optimal scale of production. Preliminary forecasts and estimates in the report were developed to an order of magnitude level and are not based on systematic engineering studies. As is normal at this stage of a project, data is incomplete and estimates were developed based on the expertise of the engineers involved.

The Preliminary Assessment indicates that the Pebble gold-copper-molybdenum porphyry deposit would be developed by conventional, large-scale, open pit mining methods. Four open pit stages were designed using the block model of the Pebble deposit established for the February 2004 resource estimate. Processing of mill feed from the open pit would produce a flotation copper sulphide concentrate with gold and silver values as well as a separate molybdenum sulphide concentrate. Targeted metal recoveries of 88% for copper, 76% for gold and silver, and 60% for molybdenum were utilized in the financial modeling. These estimates are based upon on-going testwork by Northern Dynasty, and are in-line with other comparable large gold-copper porphyry mines. In the Preliminary Assessment, copper concentrate was estimated to grade 28% copper, 26.6 g/t gold, and 100 g/t silver, whereas molybdenum sulphide flotation concentrate was estimated to grade 50% molybdenum.

The Preliminary Assessment examined three production rate scenarios: 100,000 tonnes per day, 200,000 tonnes per day, and a phased expansion from 100,000 tonnes per day to 200,000 tonnes per day in year six. Construction capital costs, sustaining capital, operating costs, and off-site charges (such as concentrate transportation and smelter/refining charges) as well as revenues were all estimated in 2004 US dollars. Capital and operating cost estimates for the three production scenarios were developed from initial estimates by the major company which was the previous operator, as well as site specific data, current major equipment costs and reported costs at similar operating mines throughout the world. Capital cost estimates range from US$1.0 billion for a 100,000 tpd facility (Case 1) to US$1.5 billion for a 200,000 tpd facility (Case 2). Life of mine sustaining capital estimates range from a total of US$276 million for a 100,000 tpd project (Case 1) to a total of US$197 million for a 200,000 tpd project (Case 2). Operating cost estimates range from US$5.06 per tonne milled for a 100,000 tpd production rate (Case 1) to US$4.36 per tonne milled for a 200,000 tpd production rate (Case 2).

Financial models were developed on a pre-tax, 100 percent equity financed basis for each of the three production rates assessed. For the Preliminary Assessment, long-term average metal prices were estimated to be US$0.95/lb copper, US$395/oz gold, US$5.00/oz silver, and US$5.00/lb molybdenum. In addition, for each production rate scenario, financial analyses were completed over a range of metal prices. Although a capital cost of US$103 million was estimated for construction of the sea port and access road for the Pebble project, the financial analyses in this Preliminary Assessment do not include these costs on the assumption that the State of Alaska will parallel the implementation of its Southwest Alaska Regional Transportation Plan with project development. The results of financial analyses for the three production rates under consideration indicate that at the long-term average metal prices used in the Preliminary Assessment, the Pebble project could generate an Internal Rate of Return (IRR) of between 15.3% and 20.3%, and a Net Present Value (NPV), discounted at 5%, of between US$1.047 billion and US$2.091 billion. At recent metal prices of US$1.25/lb Cu, US$415/oz Au, US$7.00/oz Ag, and US$15/lb Mo, the IRR would increase to between 33.0% and 40.8% and the NPV, discounted at 5%, to between US$3.511 billion and US$5.972 billion.

These financial analyses are preliminary in nature and were based entirely on the inferred mineral resources estimated in February 2004 (see Exploration History and the Company's 2003 Form 20-F). A Preliminary Assessment is defined under Canadian Securities Administrators National Instrument 43-101 as an economic evaluation that uses inferred resources. Inferred resources are considered too speculative geologically to be categorized as mineral reserves and to have economic considerations applied to them. There is no assurance that the operating and financial projections in the Preliminary Assessment will be realized.

All information contained in the Preliminary Assessment, including but not limited to statements of the Pebble project's potential and information under the headings "Production Parameters," "Capital Costs, Sustaining Capital Costs, and Operating Costs," "Production Summary," “Off-site Costs,” and "Financial Analyses," are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of a port, road, power generating facilities and power transmission facilities also constitutes such "forward looking statements." The Preliminary Assessment was prepared to broadly quantify the Pebble project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the Pebble project nor should it be considered to be a pre-feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships and they are not based on any systematic engineering studies, so the ultimate costs may vary widely from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the Pebble project. As is normal at this stage of a project, data is incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are very preliminary and result in a high level of subjective judgment being employed. The Preliminary Assessment uses only inferred mineral resources which are considered too speculative geologically to be categorized as mineral reserves and to have economic considerations applied to them. There can be no assurance that the operating and financial projections contained in the Preliminary Assessment will be realized.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project for the Preliminary Assessment was classified as an inferred resource and it is not a reserve. The mineralized material in the Preliminary Assessment is based only on the inferred resource model developed in February, 2004. That model includes only assay information from drilling up to the end of 2003. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favours the development of these facilities and may be willing to arrange financing for their development, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Preliminary Assessment assumes specified, long-term prices levels for gold, copper, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold, copper, silver, and molybdenum have been below the price ranges assumed in Preliminary Assessment at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Other Engineering Studies

In 2004, the focus of the Pebble project made a transition from exploration to comprehensive studies designed to collect the necessary resource, engineering, environmental and socioeconomic data to complete a feasibility study and application for permits for a large scale open pit mining operation. Engineering studies for all project components, including road access, port and power transmission, as well as comprehensive environmental and socioeconomic base line data collection and studies took place through out 2004 and are continuing in 2005.

AMEC Americas Limited was selected in December 2004 as the lead engineering contractor for preparation of the Pebble Project Feasibility Study. As well, in association with the local Alaskan power utility, Homer Electric Association, Power Engineers Ltd has been retained to undertake the detailed investigation of power supply to the proposed mine location. Knight Piesold Ltd. was contracted to collect geotechnical and hydrogeological data required for a feasibility level open pit slope design.

Geotechnical

The 2004 program consisted of eight oriented drill holes, totaling 3,065 m, 50 overburden holes (GH-series), and test pitting. A comprehensive geotechnical database was developed that includes results from both laboratory and field strength tests on point load and direct shear. In situ packer permeability testing was completed in the deeper, more competent rock in the geotechnical holes. Standpipe piezometers were installed in some exploration holes to characterize hydrogeological characteristics of the rock mass. The overburden holes and test pits were done to investigate the geotechnical and hydrogeological characteristic of overburden material in order to select suitable areas for storage of waste rock and mill tailings. The oriented holes were drilled to obtain structural information required for the design of a Stage-1 open-pit. The oriented holes were oriented outwards to intersect the proposed pit walls. The intact strength of the rock mass at Pebble is fair to good, with some poor sections in the Tertiary sedimentary rocks and upper parts of intrusions. Steeply dipping faults and shears are present and will affect the pitwall design. The groundwater table is near the surface and moderate groundwater flow is expected at the interface between overburden and bedrock. The permeability of the rock mass generally is low.

The study concluded that the intact strength of the rock mass at Pebble is fair to good, with some poor sections in the Tertiary sedimentary rocks and upper parts of intrusions. Steeply dipping faults and shears are present and will affect the pitwall design. The groundwater table is near the surface and moderate groundwater flow is expected at the interface between overburden and bedrock. The permeability of the rock mass generally is low.

Vein orientations were measured and analyzed from cores of the oriented holes to identify vein sets and significant structural orientations. The data show a strong cluster of veins whose dips are oriented inwards from the northwest and southeast sides of the zone, a pattern that is consistent with the interpretation of the Pebble deposit as occupying the core of a broad anticline trending east-northeast. The veins are interpreted to occupy preferentially fractures in zones of dilatent stress on the limbs of the anticline. Patterns are generally similar for veins of all ages. The data may be biased because the preferred orientation in all holes was subperpendicular to the axis of the hole.

Metallurgical

In November 2004, 85 tons (77 tonnes) of samples from 27 PQ (85 mm diameter) and HQ (63.5 mm diameter) drill holes in the Pebble gold-copper molybdenum deposit were shipped to SGS Lakefield Research Limited (“SGS Lakefield”) in Ontario, Canada for metallurgical test work. At SGS Lakefield’s research facilities, the drill core will be prepared into a number of composite samples for testing variability in the crushing, grinding and processing properties of the mineralization and different rock types in the Pebble deposit. These composites will be selected to accurately define the metallurgical variances across the deposit in rock masses of sufficient tonnage to impact daily, monthly and yearly production schedules. These detailed studies will provide a thorough understanding of the Pebble deposit in terms of power requirements for crushing and grinding as well as the expected metal recoveries and product quality during flotation. All reject products from the process will be characterized for the most suitable manner of disposal so that appropriate conventional waste management facilities can be designed.

These metallurgical studies are part of ongoing testing of drill core material that has been underway since mid 2004. Work on the new composite samples will commence upon receipt by SGS Lakefield, and is expected to continue to mid 2005.

Infrastructure

Infrastructure requirements for the Pebble project are being defined and significant progress has been made on specific infrastructure development plans. Development of a mine at Pebble will require the construction of a 138-kilometer (85 mi) road to connect the project to tidewater at Cook Inlet and a deep sea port facility. The State of Alaska’s Southwest Regional Transportation Plan includes the construction of transportation facilities from Cook Inlet to the town of Iliamna, 27 km (17 miles) from the Pebble project. Northern Dynasty and the State are in discussion to integrate this sector of the State’s plan with the Pebble project’s potential development schedule. A recent transportation corridor analysis, commissioned by the State’s Department of Transportation and Public Facilities, identified a preferred road corridor and port option.

Pre-feasibility level engineering studies for the port site and the road transportation corridor have now been commissioned by the State, with results expected to be reported in early 2005. Northern Dynasty’s environmental consulting team is collecting the necessary data for road and port permit applications on a year-round basis. The State and Northern Dynasty plan to continue their co-operation under a Memorandum of Understanding to be negotiated in the coming months.

A number of options for the provision of electric power to the project and neighboring villages have been identified and are currently being evaluated. These options include connection to the State’s existing power transmission grid, either through a 66-km (41 miles) submarine connection to the Kenai Peninsula or an overland route on the west side of Cook Inlet. An alternative to a transmission grid connection would involve the establishment of new generation facilities close to the mine or port area. Homer Electric Utility and Northern Dynasty are jointly funding a feasibility study of a power development plan to connect the deposit site to the State of Alaska’s Railbelt electrical grid.

Environmental Considerations

The local communities within the Bristol Bay district of southwestern Alaska are reliant on the commercial salmon-fishing industry, the recreational sports fishing industry, and subsistence hunting and fishing. Although, the region is searching for ways to diversify, economically, it is important that potential mineral development in the area is designed in such a way as to ensure that surface and groundwater quality standards will be maintained.

Accordingly, a wide variety of comprehensive and multi-disciplinary base-line environmental and socioeconomic studies where begun in 2004. The studies are being conducted at the project site, along the road and at the potential port site include:

  Meteorology;
  Air quality;
  Surface water quantity/quality;
  Ground water quantity/quality;
  Fish and aquatic resources;
  Wildlife and terrestrial resources;
  Wetland resources; Marine studies at the port site;
  Trace elements in sediment, soils, vegetation, fish and aquatic resources;
  Subsistence; Cultural resources;
  Renewable Resource use;
  Socio-economic factors;
  Viewscapes;
  Noise;
  Mine rock and tailings chemical characterization;
  Laboratory Analysis quality samples taken during the study;
  Impact assessment and management;
  and Mine closure and reclamation.

There are 24 different consulting companies providing experts and more than 80% are Alaskans. Along with the surveys of the wetlands; spring stream surveys, marine studies, and summer fisheries studies are also ongoing.

This comprehensive environmental and socio-economic studies program began in 2004 and will garner the scientific and traditional knowledge that provides the foundation for:

  Sound environmental design of the Pebble project;
  Documenting baseline conditions;
  Assessing/managing project impacts;
  and Rigorous project review and permitting.

The 2004 program of studies will be continued in 2005 to ensure that an adequate baseline of environmental and socioeconomic data is available to support the permitting phase of project development. Approximately $20 million has been allocated for the 2005 study program.

An extensive community relations program has been initiated involving local residents in Iliamna, Newhalen, Nondalton, Pedro Bay and 14 other Bristol Bay native communities. Northern Dynasty have been assigned to visit these communities on a regular basis in order to establish meaningful relationships with community leaders, provide specific information to the communities as a whole and solicit information from them regarding their desires and concerns for responsible mineral development. The Company is also initiating, with local and state authorities a workforce development strategy for the project moving forward.

Integrated Project Design Process

In order to facilitate the project permitting process, a project design process has been initiated to integrate the environmental baseline information with the engineering factors needed to develop a viable project. The process is designed to address the environmental and socioeconomic factors at an early stage.

Plan of Operation - Exploration, Engineering and Environmental Programs in 2005

A $44.5 million program is planned for 2005.

The core drilling portion includes 30,000 m (97,000 feet) of exploration and infill drilling, focused on the East Zone, and 2,700 m (9,000 feet) of metallurgical drilling in the Pebble deposit. In addition, 60 days of reverse circulation drilling to collect further hydrological data throughout the site is also planned.

Comprehensive engineering, environmental, and socioeconomic programs, designed for the completion of a feasibility study and permit applications will continue in parallel with the drill program.

Waste and Water Management System Assessment

The waste and water management system assessment will be continued for incorporation in the feasibility study. This work will include additional data collection for seepage control, foundation design, and waste and water characterization. The facility layouts will continue.

Metallurgical Testwork

The metallurgical testwork, which commenced in 2004, will continue to mid 2005. In addition, as a result of the expansion of the resource to the east, additional testwork requirements were identified. A second suite of samples, based on a combination of existing drill core and a series of new drill holes, will be collected and the tests on these samples added to the program.

The goal of the metallurgical program is two-fold. First, the data generated will be adequate to support the feasibility level design of the process plant. Second, the response of the ore within the plant – i.e. grindability, metal recovery, reagent consumption, etc. – will be defined to permit to the proper estimate of operating costs and financial returns.

Transportation Studies

The transportation studies also have two components. The first is to support the State in its assessment of the Southwest Alaska transportation system. The second is to determine the transportation requirements for the project. This latter task includes evaluating concentrate transport alternatives, developing a project logistics plan, and determining the costs for the feasibility study.

Power Studies

Northern Dynasty will continue to support Homer Electric in its assessment of the capacity of the Railbelt electrical grid to supply power to the project.

Feasibility Study

The basic objective of the feasibility study will be to consolidate the results of the various engineering studies into a comprehensive document that defines the costs and financial returns of the project. The work specific to the study will be to complete mine planning based on the new resource estimate, complete a feasibility-level plan for the process plant and associated infrastructure, and to estimate the costs of these facilities.

PROPOSED 2005 BUDGET
Item	(CDN$)	Total (CDN$)
Resource Core Drilling	3,582,800
Exploration Lands (79,000 feet)
Resource Lands (18,000 feet)
Rotary Drilling (60 days)	290,400
Metallurgical Core Drilling (9,000	1,990,500
feet)
Assays	317,500
Transportation	1,652,300
Salaries	975,300
Freight, Site Costs & Miscellaneous	1,356,200
Exploration/Drilling		10,165,000
Engineering Studies		10,625,000
Environmental & Socioeconomic		20,088,000
Field Office		1,219,000
Supervision & Head Office		2,437,000
GRAND TOTAL		$ 44,534,000

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Northern Dynasty’s business strategy is to acquire, explore and conduct preliminary engineering and economic analyses of mineralized deposits, which have large tonnage and multi-year production potential. This work is done with a view to enhancing the value of the mineral prospect. As an active junior resource issuer, Northern Dynasty does not consider it likely that even if project economics warrant commercial production that Northern Dynasty as it is presently constituted would have the financial and manpower resources to place the Pebble Project into commercial production entirely by itself, as such operations require large corporate, technical and financial infrastructure in excess of Northern Dynasty’s present capacities.

Northern Dynasty’s results of operations are economically evaluated by investors on an “event driven” basis in that exploration expenditures yield information on the nature, extent and statistical confidence (primarily from core drilling exploration programs) in a mineralized deposit’s size and continuity which information is not contained in financial statements. Thus, it is difficult to evaluate the success of operations in a fiscal year by reference to the financial statements given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Northern Dynasty’s operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics although liquidity statistics will be important. Northern Dynasty calculates an annual loss per share (which has varied over a range of $0.35 to $0.41 over the last three fiscal years), but is of the view that Northern Dynasty’s share price does not vary in accordance with the loss per share statistic. Rather Northern Dynasty share prices vary with the outlook for its mineral projects and the price of the underlying market for gold and copper and the outlook for these metals.

Northern Dynasty’s financial statements are prepared on the basis that it will continue operations as a going concern. Given that Northern Dynasty has no source of significant revenue this assumption is always subject to the further assumption that there will continue to be investment interest in equity funding exploration to seek large tonnage metal deposits. Northern Dynasty can give no assurance that it will continue to be able to raise sufficient funds and, should it be unable to continue to do so, may be unable to realize on the carrying value of the resource project. The net realizable value could be materially less than Northern Dynasty’s liabilities with a potential for total loss to Northern Dynasty shareholders.

Northern Dynasty does not believe that it is significantly impacted by the effects of inflation nor currency moves as the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar during the last three years. Northern Dynasty’s principal property is located in Alaska and most on-site property related expenses will be transacted in United States dollars. Northern Dynasty will monitor exchange rates and buy US dollars at the most favorable rates available to mitigate the effects of the United States/Canadian dollar exchange rate on its business. For additional details respecting the five year historical exchange rates, see Item 3A. Northern Dynasty has not been significantly affected by government economic, fiscal, monetary or political policies and the outlook for Northern Dynasty’s assets primarily relate to the results of exploration and the outlook for copper and gold.

Operating Results

Fiscal 2004 Compared with Fiscal 2003

Loss for the year ended December 31, 2004, increased to $41,698,647, compared to a loss of $8,299,461 in the previous fiscal year. Included in the loss for the current year was stock-based compensation expense of $6,378,877.

Expenses, excluding stock-based compensation, foreign exchange, interest and write down of marketable securities increased to $35,075,467 from $6,754,715 in the previous year.

Exploration costs increased by $27,093,171 to $32,594,900, from $5,501,729 spent in the previous year. The main exploration expenditure during the year was for environmental (2004 - $9,806,864; 2003 – nil) for planning and carrying out a variety of environmental test work. Other significant exploration costs are:

  drilling (2004 – $7,689,138; 2003 – $2,050,068) as the Company was completing its current year drill program on the property,

  helicopter transportation for geological and environmental crews as well as drills and drill crews (2004 – $3,823,073; 2003 – $632,331),

  engineering (2004 – $3,886,839; 2003 – $83,301) for tailings site studies and site and infrastructure planning, and site activities (2004 – $3,715,240; 2003 – $723,326), including site support and cost of the new field office in Anchorage.

Office and administration costs increased by $861,429 to $1,382,986 from $521,557 in the previous year as additional activities have been required to support work at the Pebble site. Shareholder communication expenses decreased from $578,476 spent in previous year to $471,032 in fiscal 2004.

Stock-based compensation of $6,378,877 was charged to operations during 2004 fiscal year, compared to $1,675,064 in the previous year. The increase in stock-based compensation expense in the 2004 fiscal year is related primarily to the increase in the share price of the Company during the year. The share price is a significant component of the value of stock-based compensation for unvested options to non-employees.

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

Hunter Dickinson Inc. (“HDI”) of Vancouver, British Columbia is a private company with certain directors in common that carries out geological, corporate development, shareholder communications, administration and other management activities for, and incurs third party costs on behalf of, the Company. HDI is reimbursed on a full cost recovery basis. In fiscal 2002, Northern Dynasty paid $1,227,425 to HDI, as compared to $333,142 in fiscal 2001. The Company also paid $28,698 to Hunter Dickinson Group Inc., a decrease from $586,966 paid in fiscal 2001. (See also “Related Party Transactions”.)

Northern Dynasty has no legally committed capital resources or other sources of debt or equity capital. Northern Dynasty generally secures funding by presenting resource projects to a network of exploration investors including individual, institutional and brokerage firms. Northern Dynasty’s ability to fund projects is contingent on not only the perceived merits of its prospects but also on conditions generally in the exploration venture capital markets.

B.               Liquidity and Capital Resources

Overview

Historically, Northern Dynasty’s source of funding has been the sale of equity securities for cash primarily through private placements to sophisticated investors and insiders and their associates. Northern Dynasty has no assurance of continued access to equity funding. Northern Dynasty believes it has sufficient working capital to meet its operating requirements to December 31, 2005 depending on the level of activity it pursues. In March, 2004 Northern Dynasty completed a Cdn$30.8 million financing by issuing shares and warrants (together as Units) for Cdn$4.25 per Unit. Equity funding was secured in February 2002 and January 2003, an aggregate of $1.3 million. Contingent on positive results from the exploration program, Northern Dynasty will require additional financing to cover future exploration programs and ongoing administrative costs. The Company is actively sourcing additional funding however; there can be no assurance that Northern Dynasty will be able to raise the additional funds, and should it be unsuccessful, the Company would be required to scale back its operations.

Northern Dynasty has no legally committed capital resources or other sources of debt or equity capital. Northern Dynasty generally secures funding by presenting resource projects to a network of exploration investors including individual, institutional and brokerage firms. Northern Dynasty’s ability to fund projects is contingent on not only the perceived merits of its prospects but also on conditions generally in the exploration venture capital markets.

Fiscal 2004 Compared with Fiscal 2003

On March 16, 2004, the Company completed a private placement by issuing 2,750,000 units at $8.00 each, for net proceeds of approximately $21.9 million. Each unit was comprised of a common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $9.00 until March 16, 2005. The TSX Venture Exchange subsequently consented to the reduction of the exercise price of 821,875 of these warrants to $4.65.

On August 5, 2004, the Company completed a $10 million private placement financing, consisting of 2,816,902 units of its capital at $3.55 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase an additional common share at a price of $4.15 until August 5, 2005.

At December 31, 2004, Northern Dynasty had working capital of approximately $10.2 million, as compared to $3.2 million at the end of the 2003 fiscal year. Working capital increased as a result of the March 2004 $21.9 million private placement, the August 5, 2004 $9.8 million private placement and $10,987,764 received in cash from the exercise of options and warrants during the year. Northern Dynasty had 47,690,287 common shares issued and outstanding at December 31, 2004.

The Company had no commitments for material capital expenditures as of December 31, 2004.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

During the period November 2004 to March 2005, the Company acquired a 100% working interest (subject to a 4-5% net profits royalty) in the Pebble property (see Item 1.2 of this MD&A). The Company will use its capital resources primarily to continue to conduct an exploration and development program on the Pebble property.

Subsequent to the year end, the Company completed a $30.8 million private placement equity financing, consisting of 7,247,000 shares and 7,247,000 warrants. Assuming the exercise of in-the-money dilutables, the Company has sufficient capital to execute its 2005 work programs.

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

The private placement financing was made by Shambhala Gold Limited (“Shambhala”), a subsidiary of Galahad Gold plc, and received shareholder approval at the annual and extraordinary general meeting of shareholders of the Company on July 14, 2003. Shambhala Mining Corp., a wholly owned subsidiary of Shambhala incorporated under the laws of the Yukon, at June 1, 2004 held approximately 20% of the issued shares of Northern Dynasty. Shambhala has the right to participate in any equity financing by the Company to maintain its pro rata interest in the Company as long as Shambhala controls 20% or more (undiluted) of the Company’s issued and outstanding shares (the “Cooperative Period”). During the Cooperative Period, Shambhala is entitled to and did nominate two directors to Northern Dynasty’s board, namely Brian Mountford and Ian Watson. Shambhala has agreed that it will vote its shares in favour of resolutions recommended by the Company’s board of directors. If at any time during the Cooperative Period, Northern Dynasty elects to exercise its right to purchase the area of the Pebble Property known as the Resource Lands, financed by way of equity, Shambhala has a right of first refusal to subscribe for securities of Northern Dynasty to finance all or part of the exercise amount. The initial proceeds of the financing were allocated for the 2003 drilling program and the remainder (and potential additional proceeds from the exercise of warrants) to further advance the Pebble project.

The main activity in 2003 was drilling. All of the anticipated exploration expenditures were comparable to those proposed in the budget, except for site activities and miscellaneous. Site activities and miscellaneous are lower because the drilling program was completed in a shorter time than was anticipated. Administrative costs are higher mainly due to increased financing and shareholder communications activities.

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

Fiscal 2002 Compared with Fiscal 2001

On July 29, 2002, the common shares of Northern Dynasty commenced trading on the OTC Bulletin Board (“OTCBB”) in the United States. The Company now trades on the TSX Venture Exchange (symbol NDM) and the OTC-BB (symbol NDMLF).

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

At December 31, 2002, Northern Dynasty had working capital of $496,048, as compared to a working capital deficit of $77,575 at the end of the previous quarter.

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

On March 6, 2002 and subsequent to year-end, the company announced that it had reached agreement in principle with certain private investors to privately place 2,000,000 Units at a price of $0.50 per Unit. Each Unit will comprise one share and one share purchase warrant exercisable to purchase an additional share at a price of $0.62 for a two year period from the date of issuance. The Company will pay placement fees in accordance with TSX Venture Exchange Policies on a portion of the private placement. The offering closed April 19, 2002. Proceeds from the placement were used for working capital and the advancement of the Pebble Project.

Financial Instruments

Northern Dynasty keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency. Funds, which are currently in excess to Northern Dynasty’s needs, are invested in short term near cash investments pending the need for the funds.

Northern Dynasty does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2004 year-end, Northern Dynasty estimates that the cost of maintaining its corporate administrative activities at approximately $100,000 per month. Accordingly, Northern Dynasty’s management estimates that approximately $1.2 million will be needed to maintain its corporate status and assets over the ensuing one-year period excluding Pebble Property activities. Northern Dynasty had current working capital of approximately $10.2 million as of December 31, 2004, and completed a $30.8 million private placement in March 2005, and expects to be able to raise sufficient capital to fund the cost of the next two years administration and exploration programs. There is, however, no assurance that Northern Dynasty will be able to raise the required funds.

Northern Dynasty will consider raising, if possible, further funds for the Pebble Property contingent on the outcome of the first phase of exploration.

C.               Research Expenditures

Northern Dynasty is a natural resource exploration expenditure based corporation and does not have a program of intellectual property development or patenting or licensing.

D.               Trend Information

As a natural resource exploration company, Northern Dynasty’s activities are mainly event-driven, that is based on exploration successes and failures than seasonal, but it may be seen to be affected by the cyclic nature of metal prices.

Copper is a commodity metal used extensively in the housing and automotive industries and accordingly demand for copper varies directly with general economic conditions. The copper price has increased substantially, averaging US$0.81/lb in 2003 and approximately US$1.25/lb in 2004 and is in the US$1.50/lb range as of March 15, 2005.

Gold prices continued an overall uptrend in 2004, averaging US$410 per ounce, compared to US$364 per ounce in 2003. At March 15, 2005, the gold price was in the range of US$425/oz.

Molybdenum oxide prices increased from US$7.60/lb early in 2004 to US$34.00/lb by year end.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.               Directors and Senior Management

Name, Position and	Period a Director of the	Shares Beneficially
Municipality of Residence	Company	Owned or Controlled(1)

David J. COPELAND
Director	Since June 1996	46,100 shares
Vancouver, British Columbia		200,000 options

Scott D. COUSENS
Director	Since June 1996	6,000 shares
Vancouver, British Columbia		200,000 options

Robert A. DICKINSON (2)
Chairman of the Board and Director	Since June 1994	1,228,702 shares
Vancouver, British Columbia		200,000 options
40,647 warrants
David ELLIOTT
Director	Since July 2004	Nil shares
Vancouver, British Columbia		100,000 options

Gordon J. FRETWELL
Director	Since June 2004	Nil shares
Vancouver, British Columbia		100,000 options

Wayne KIRK
Director	Since July 2004	Nil shares
San Rafael, CA		100,000 options

Jeffrey R. MASON		18,000 shares
Chief Financial Officer and Director	Since June 1996	200,000 options
Vancouver, British Columbia		18,000 warrants

Brian MOUNTFORD (5)
Director	Since September 2004	Nil shares
Surrey, British Columbia		385,000 options

Name, Position and	Period a Director of the	Shares Beneficially
Municipality of Residence	Company	Owned or Controlled(1)

Walter T. SEGSWORTH
Director	Since September 2004	Nil shares
W.Vancouver, British Columbia		100,000 options

Ronald W. THIESSEN
President, Chief Executive Officer and Director	Since November 1995	7,782 shares
Vancouver, British Columbia		200,000 options

Ian WATSON (3)
Director	Since July 2003	Nil shares
London, England		357,500 options (4)

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

3.
Mr. Watson is Chairman and Managing Director of Galahad Gold plc, which controls Shambhala Gold Limited, which in turn, at March 15, 2005, held 16,254,695 shares of Northern Dynasty. As of March 15, 2005, Mr. Watson was a significant shareholder of Galahad Gold plc.

4.	Included in this total held by Mr. Watson are 357,500 options, the economic benefits of which accrue to Shambhala Gold Limited.

5.	Mr. Mountford also serves as a consultant to Galahad Gold plc.

6.
As of March 15, 2005, the total beneficial security holdings of the Directors and Officers is 1,306,584 shares which represents approximately 2.6% of the current outstanding shares. The Directors and Officers also hold an aggregate of 2,100,000 options and 58,647 warrants.

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

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (March 1994 to September 1994) and (September 1996 to present);Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (June 1994 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

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

DAVID M.S. ELLIOTT, CA – Director

David Elliott has a strong and diverse background as a public accountant and corporate executive. He graduated from the University of British Columbia with a Bachelor of Commerce degree and acquired a Chartered Accountant designation in 1973 with KPMG LLP. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar, in 1995. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He has served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis Missouri in 1999, a company which was involved with food distribution as well as manufacturing and distribution of pet and animal feed. For the past 2 years, he has been working with companies developing e-mail and data management services.

Mr. Elliott currently serves on the boards of the BC Cancer Foundation and the University of BC Alumni Association, and of Great Basin Gold Ltd., Taseko Mines Limited and Northern Dynasty Minerals Ltd.

WAYNE KIRK, LLB – Director

Wayne Kirk is an attorney and consultant. He holds an undergraduate degree in economics from the University of California, Berkeley, and a law degree from Harvard University. He was called to the bar in California in 1969. Mr. Kirk was an associate and partner in the San Francisco law firm of Thelen, Marrin, Johnson & Bridges from 1969 until 1992, specializing in corporate and mining law. He was Vice President, General Counsel and Corporate Secretary of Homestake Mining Company from 1992 until Barrick Gold Corporation's acquisition of Homestake in December 2001. Mr. Kirk was a director of Prime Resources Group Inc. (gold mining) (TSX; AMEX) from February 1996 until January 1999. From March 2002 until his retirement in July 2004, he was special counsel to the New York/San Francisco law firm of Thelen Reid & Priest LLP.

Mr. Kirk currently serves on the boards of Great Basin Gold Ltd., Taseko Mines Limited and Northern Dynasty Minerals Ltd.

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

WALTER T. SEGSWORTH, P.Eng. – Director

Walter T. Segsworth has been an active and respected member of the international mining industry for over 30 years. He has an excellent track record in employee safety, environmental excellence and turn around production situations. During Mr. Segsworth’s tenure as President, Chief Operating Officer and Director at Homestake Mining Company, the Company set a 125 year gold production record and its operating costs reached 25 year lows. Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia, and was voted British Columbia Mining Industry Person of the Year in 1996. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University, from which he earned his degree in Mining Engineering.

Mr. Segsworth is, or was within the past years, an officer and/or director of the following public companies: Cumberland Resources, Director (May 2002 to present), Expatriate Resources Ltd., Director (February 2001 to present), Great Basin Gold Ltd. Director (January 2003 to present); Homestake Mining Company, President, COO (April 1999 to February 2002), Director (February 2001 to December 2001); Homestake Canada, Inc., President, CEO, and Director (April 1998 to April 1999); Newhawk Gold Mines Ltd., Director (April 1998 to September 1999); Novagold Resources Inc., Director (May 2002 to November 2002); Prime Resources Group Inc., President, CEO and Director (April 1998 to December 1998); UEX Corporation, Director (March 2002 to Present); Westmin Resources Ltd., President, CEO and Director (May 1990 to January 1998), Anooraq Resources Corporation (2004).

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

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd., Director (August 1994 to present), President and Chief Executive Officer (September 2000 to September 2004), Co-Chairman (September 2004 to present); Great Basin Gold Ltd., Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Chief Executive Officer (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); Casamiro Resource Corp., President and Director (February 1990 to August 2002).

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

Mr. Watson is, or has been within the past 5 years an officer and or a director of the following companies: Shambhala Gold Limited, Shambhala Gold Corp., Advisie NV, Northern Dynasty Minerals Ltd., Institute of Noetic Sciences, Global Light Telecommunications Inc.,

Global Thyme Inc., GST Mextel, Inc., Un Limited, Brightstar Limited, Eclipse Limited, Bestel, S.A. de C.V, Bestel USA Inc., Highpoint Telecommunications Inc., Pilot Limited, Thyme Limited, Global Fibernet NV, Vitacom Corporation, Datamax Telemanagment Corporation, Highpoint Carrier Services Inc., Highpoint International Telecommunications Inc., Highpoint Carrier Services Europe Limited, Peach Technologies (Europe) Limited, Aduronet Transport Limited, Highpoint Telecommunications Europe Limited, Kast Telecom Europe BV, Forgiveness Project Inc., NeTrue Communications Inc., Vine Telecom Limited, Axxon Holding Company BV, Kast Telecom Europe SA, Axxon Telecom BV, NACT Telecommunications Inc.

B.               Compensation

Ronald W. Thiessen, President and Chief Executive Officer, and Jeffrey R. Mason, Chief Financial Officer and Secretary, and Brian Mountford are “Named Executive Officers” of Northern Dynasty for the purposes of the following disclosure.

The compensation paid (or accrued) to each of the Named Executive Officers during Northern Dynasty’s three most recently completed financial years is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Ronald W. Thiessen(1) President, Chief Executive Officer and Director	2004 2003 2002	69,284 74,160 42,533	0 0 0	0 0 0	115,000 85,000 0	0 0 0	0 0 0	0 0 0
Jeffrey R. Mason Chief Financial Officer, Secretary and Director	2004 2003 2002	51,945 55,950 29,906	0 0 0	0 0 0	115,000 85,000 0	0 0 0	0 0 0	0 0 0
Brian Mountford Director	2004 2003 2002	270,000(1) 16,500 0	0 0 0	0 0 0	200,000 242,500 0	0 0 0	0 0 0	0 0 0

Notes:
1.	Certain of these amounts were paid to Mr. Mountford via Galahad Gold plc.

LONG-TERM INCENTIVE PLANS AWARDS

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company’s Shares. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Share Options

The Company has in place a stock option plan dated for reference June 23, 2004 (the “Plan”). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than five years after the date of grant of such option.

The share options were granted to the Named Executive Officers during the financial year ended December 31, 2004 were as follows:

				Market Value of
		% of Total Options		Securities
	Securities Under	Granted to	Exercise or Base	Underlying Options
	Options Granted	Employees in	Price	on the Date of Grant
Name	(#)	Financial Year	($/Security)	($/Security)	Expiration Date
Ronald W. Thiessen	115,000	5.0%	$5.00	$5.00	November 30, 2006
Jeffrey R. Mason	115,000	5.0%	$5.00	$5.00	November 30, 2006
Brian Mountford	200,000	8.7%	$5.00	$5.00	November 30, 2006

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2004 and the values of such options at the end of such year were as follows:

Value of Unexercised
			Unexercised Options at	in-the-Money Options
			FY-End	at FY-End
	Securities Acquired on	Aggregate Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

Ronald W. Thiessen	Nil	N/A	56,666 / 143,334	46,466 / 117,534

Jeffrey R. Mason	Nil	N/A	56,666 / 143,334	46,466 / 117,534

Brian Mountford	Nil	N/A	228,333 / 214,167	465,483 / 314,742

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2004.

Defined Benefit or Actuarial Plans

There are no defined benefit or actuarial plans in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

There were no arrangements, standard or otherwise, pursuant to which directors were compensated by Northern Dynasty for their services in their capacity as directors, or for committee participation, involvement in special assignments of for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date hereof. See also Item 7 regarding the potential value of the retained carried interest in the Pebble Property which, although it is not compensation, will benefit to the families of certain directors. Subsequent to year end Northern Dynasty resolved to compensate each independent director with a $35,000 annual retainer with $3000-5000 additional for committee chairmen.

Securities Held By Insiders

As of March 15, 2005 the directors and officers of Northern Dynasty and their affiliates held as a group, directly and indirectly, own or control an aggregate of 1,306,584 common shares 2.6% of outstanding common shares). Insiders also held 2,143,647 options to acquire additional common shares. To the knowledge of the directors and executive officers of the Company, at March 15, 2005, only the following persons or corporations beneficially own, directly or indirectly or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares

Shambhala Gold Limited, a wholly owned	16,254,695	33.0
subsidiary of Galahad Gold plc (1)

Notes:	1.	Certain of these shares are held by associates of Shambhala, Galahad Gold plc, Ludgate 341 Limited, and Ludgate 347 Limited

Shambhala Gold Limited and Galahad Gold plc, at March 15, 2005, also held 1,610,180 warrants each exercisable to purchase one additional common share.

Galahad Gold plc was also a subscriber to 1,176,500 units in a private placement in the Company that closed after March 15, 2005, which are not included in the above tables. Each unit consisted of one common share and one warrant exerciseable at $5.00.

The above information was supplied to the Company by www.sedi.ca.

C.               Board Practices

All directors were re-elected at the June 2004 annual general meeting and have a term of office expiring at the next annual general meeting of Northern Dynasty scheduled for June 2005. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There were no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments of for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date hereof. During the most recently completed fiscal year, $112,000 were paid or accrued to a private company controlled by Brian Mountford for engineering and project management services provided by him, and $158,000 was paid to Galahad Gold plc in respect of Mr. Mountford's services, which payments are believed to reflect market rates.

During the fiscal year, 1,290,000 incentive options (115,000 to each of six directors and 100,000 to each of four directors and 200,000 to one director) to purchase shares were granted to the directors at an average exercise price of $5.00 per share. The options expire in November 2006. The options were issued pursuant to the Company’s Share Option Plan. The Share Option Plan was approved by disinterested shareholders at the Company’s annual general meeting held in June 2004.

Commencing January 1, 2004, each director of the Company was paid an annual director’s fee of $2,400 ($600 paid quarterly) and an additional fee of $600 for each directors' meeting attended. Each director who is a member of a committee receives $2,400 ($600 paid quarterly) for each committee of which he or she is a member, and a further fee of $600 for each committee meeting attended. Commencing January 1, 2005, the compensation was amended for independent directors, who now receive $35,000 per annum ($8,750 paid quarterly). Each director who is a chairman of a committee receives an additional $3,000 to $5,000 (depending on the committee) per annum. No attendance fees shall be paid.

D.               Employees

At March 15, 2005, Northern Dynasty had no direct full-time employees, but rather it ordinarily contracts staff from Hunter Dickinson Inc. and with Alaskan-based employment agencies on an as-needed basis. Northern Dynasty’s functions are primarily administered through Hunter Dickinson Inc. (see Item 7).

E.               Share Ownership - Stock Options

As at March 15, 2005, an aggregate of 4,006,300 shares have been reserved for issuance pursuant to the following director, executive officer and service provider stock options:

(a)               Incentive Options

			Date	Expiry
Option holder Status	Number of Shares	Exercise Price	of Grant	Date

Directors and Officers	257,500	$2.35	August 14, 2004	July 29, 2005
of Northern Dynasty	595,000	$5.00	October 30, 2003	November 30, 2005
	400,000	$5.00	June 29, 2004	November 30, 2006
	790,000	$5.00	September 27, 2004	November 30, 2006
	100,000	$5.00	September 20, 2004	November 30, 2006

	2,100,000

Employees and	5,000	$0.75	May 8, 2003	May 9, 2005
Consultants	50,000	$0.94	July 8, 2003	July 29, 2005
	7,500	$2.30	September 18, 2003	September 19, 2005
	776,300	$5.00	October 30, 2003	November 30, 2005
	38,000	$5.05	December 4, 2003	November 30, 2005
	852,000	$5.00	June 29, 2004	November 30, 2006
	350,000	$5.00	September 27, 2004	November 30, 2006

	2,078,800
	4,006,300

In fiscal 2004, 309,249 options were exercised with proceeds of $323,045 at an average price of $1.04 per share. In fiscal 2005 to March 15, 2005, 193,534 options were exercised, at an average price of $2.34, with proceeds of $453,835.

(b)              Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, in particular during the expanded feasibility, development and potential production phases, management of the Company proposed at its 2004 Annual and Extraordinary General Meeting, held June 23, 2004 that shareholders approve a resolution to amend and restate the existing share option plan as the "2004 Plan". The "2004 Plan" was approved by shareholders at the Company’s annual general meeting held on June 18, 2003. Under the share option plan (the “2003 Plan”), a total of 7,000,000 shares of the Company were reserved for share incentive options to be granted at the discretion of the Company’s board of directors to eligible optionees (the "Optionees"). As at March 15, 2004, from the total of 7,000,000 under the 2004 Plan, 1,851,033 had been exercised, 4,006,300 were outstanding, leaving 1,142,667 available to grant under the 2004 Plan.

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

As required by the policies of the TSX Venture Exchange, Northern Dynasty obtained "disinterested" shareholders' approval because of the Plan. Disinterested approval means the approval by shareholders excluding the votes of any shareholder who is a member of management and could benefit from the Plan. The disinterested approval was required because:

(i)	the number of options granted to Insiders of the Company may exceed 10% of the Company’s outstanding listed shares; or

(ii)	the aggregate number of options granted to Insiders of the Company within a one year period may exceed 10% of the Company’s outstanding listed shares; or

(iii)	the number of options granted to any one Insider and such Insider’s associates within a one year period may exceed 5% of the Company’s outstanding listed shares; or

(iv)	the Company may decrease the exercise price of options previously granted to Insiders.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.               Major Shareholders

Northern Dynasty’s securities are recorded on the books of its transfer agent (Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C. V6C 3B9 (604) 661-0215) in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Northern Dynasty does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries. Based on information provided pursuant to Northern Dynasty’s search of intermediaries, as of March 15, 2005, shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located. To the best of its knowledge, Northern Dynasty is not directly or indirectly owned or controlled by a corporation or foreign government. For information on the holdings of insiders see Item 6B.

As of March 31, 2005:

	Number of registered		Percentage of total
Location	shareholders of record	Number of shares	shares
Canada	130	34,307,098	69.6%
United States	156	5,475,935	11.1%
Other	30	9,533,132	19.3%
	316	49,316,165

As of March 15, 2005, the only registered holders of 5% or more of the current issued and outstanding common shares of Northern Dynasty are:

•	Galahad Gold plc and its wholly owned subsidiary, Shambhala Gold Limited 16,254,695 common shares plus warrants to purchase an additional 1,610,180 common shares), and

•	brokerage clearinghouses.

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

B.               Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Northern Dynasty or its predecessors during the year ended December 31, 2004 or in any pending transaction except as follows:

(a)               Management Contracts

The Company does not have full-time management or employees as these services are provided to the Company by Hunter Dickinson Inc. (“HDI”) pursuant to a geological, corporate development, administrative and management services agreement dated for reference December 31, 1996. HDI is a private company owned equally by nine publicly traded exploration companies (one of which is the Company) and is managed by persons, the majority of whom are also directors of the Company. HDI is one of the largest independent mining exploration groups in North America and as of December 31, 2004, employed or retained on a substantially full-time basis, 20 geoscientists, including six with advanced degrees (four Ph.D.’s and two M.Sc.’s), eight professional geologists, and four professional engineers (PEng.); three engineers (two mining engineers and one civil engineer, all with professional engineer designations); one biologist (MSc.), eight accountants (including four Chartered Accountants, one CMA and one CGA) and fifteen administrative and support personnel. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Brazil, Nevada, Mexico and South Africa. HDI allocates the cost of staff input into projects such as the Pebble project based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm’s-length suppliers. The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI’s services are being retained by such participating company, however a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice. The amounts billed by HDI for its services rendered and reimbursement of expenses were approximately $2,002,148 in 2004 (2003 - $1,257,404).

(b)               Pebble Property Options Assignment

By Assignment Agreement dated October 29, 2001 between Hunter Dickinson Group Inc.(“HDGI”) and Northern Dynasty respecting the Pebble Property Option (see Item 4A and Item 19 - Exhibits). Northern Dynasty was assigned 80% of HDGI’s interests in the Teck Cominco Options in respect of the Pebble Property. HDGI is a private company which seeks to source and secure rights to mineral prospect opportunities for its own account and for purposes of involving public companies by way of option, joint venture or assignment of all or a part of HDGI’s rights. HDGI has assigned prospect interests to both arm’s length and non-arm’s length companies. HDGI will generally risk its own funds on preliminary exploration costs before assigning its interest in a prospect on terms negotiated with the transferee company. Such assignments generally require the acceptance by the relevant regulatory authorities and in some cases the shareholders of the public company (by approval of a majority of the disinterested shareholders of the transferee. The directors of HDGI and its shareholders include Messrs. R.A. Dickinson, R.W. Thiessen, J.R. Mason, D.J. Copeland, S.D. Cousens, D.S. Jennings, each of whom is a director of Northern Dynasty, except D.S. Jennings. HDGI is the corporate trustee of six family trusts to which such named directors and their family members are beneficiaries. Northern Dynasty received disinterested shareholder approval for the Assignment Agreement at its June 28, 2002 annual shareholders meeting.

(c)               Participation in Private Placements

To the knowledge of management of the Company, no insider or nominee for election as a director of the Company had any interest in any material transaction during the year ended December 31, 2004, or has any interest in any material transaction in the current year other than as set out herein.

During the year ended December 31, 2004, directors and officers of the Company (including companies owned or controlled by such person) participated in the following private placements as follows:

Date of		Directors and officer
placement	Description of placement	participation

March 2004	In March 2004, the Company completed a private placement by issuing 2,750,000 units at $8.00 each. Each unit was comprised of a common share and one half warrant. Each whole warrant entitled the holder to purchase one common share at a price of $9.00 until March 16, 2005.	Shambhala Gold Limited, a wholly owned subsidiary of Galahad Gold plc, of which Ian Watson, is Chairman and Managing Director – 1,375,000 units

On July 16, 2004, the Company enacted, pursuant to approval from the TSX Venture Exchange, a reduction in the exercise price for 821,875 of these warrants to $4.65 each with a 30-day accelerated expiry provision, at the option of the Company, in the event the closing price of the Company's common shares on the TSX Venture Exchange is at least $4.65 for any 10 consecutive trading days. Such notice was issued on October 14, 2004 and all 821,875 of these warrants were exercised within the allotted 30 days.

August 2004	In August 2004, the Company completed a private placement consisting of 2,816,902 units at a price of $3.55 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase one additional common share at a price of $4.15 until August 5, 2005. The common shares in the units and the shares issuable on exercise of the warrants are subject to a four- month hold period expiring December 5, 2005.	Brian Mountford – 62,500 units Robert Dickinson – 40,647 units Jeffrey R. Mason – 18,000 units

(d)               Directors and Officers

Directors and officers of Northern Dynasty may from time to time serve as directors of and have an interest, either directly or indirectly, in other companies involved in natural resource exploration and development. As a result, a director of Northern Dynasty may be presented, from time to time, with situations, which give rise to an apparent conflict of interest. On any conflict situation, a director may abstain from voting on resolutions of the Board of Directors that evoke such conflict in order to have the matter resolved by an independent Board, or the situation may be presented to the shareholders of Northern Dynasty for ratification. In any event, the directors of Northern Dynasty must, in accordance with the corporate law and common law of British Columbia, act honestly and in good faith and in the best interests of Northern Dynasty, and must exercise the care, diligence and skill of a reasonably prudent person in dealing with the affairs of Northern Dynasty.

(e)               See also, Item 6B - Compensation of Directors regarding cash compensation and Item 6E re Options.

C.               Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A.               Statements and Other Financial Information

See “Item 17 Financial Statements” and pages 2 to 4.

Legal Proceedings

Northern Dynasty is not involved in any litigation or legal proceedings and to Northern Dynasty’s knowledge, no material legal proceedings involving Northern Dynasty are to be initiated against Northern Dynasty.

Dividend Policy

Northern Dynasty has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Northern Dynasty are being retained for exploration of its Projects.

B.               Significant Changes

There have been no significant changes to the business of Northern Dynasty since December 31, 2004 except for completion of the $30.8 million financing and the exercise of the Teck Cominco and HDGI options described elsewhere herein.

ITEM 9 THE OFFER AND LISTING

A.               Offer and Listing Details

Trading Markets

	TSX VENTURE:			OTCBB and AMEX:
	NDM - Trading in Canadian			Trading in United States
	Dollars			Dollar
	High	Low		High	Low
	($)	($)		($)	($)
Annual			Annual
2005 (to March 15, 2004)	7.00	4.20	2005 (to March 15, 2005)	6.24	3.25
2004	11.54	3.90	2004	9.00	2.90
2003	7.35	0.55	2003	5.55	0.36
2002	1.44	0.42	2002 (from July 29, 2002)	0.90	0.25
2001	0.79	0.32
2000	0.66	0.40
1999	0.57	0.32
1998	0.75	0.37
1997	1.95	1.00
1996	2.00	1.02
By Quarter			By Quarter
Calendar 2000
First Quarter	0.66	0.48
Second Quarter	0.42	0.40
Third Quarter	0.50	0.41
Fourth Quarter	0.51	0.40
Calendar 2001
First Quarter	0.46	0.32
Second Quarter	0.49	0.36
Third Quarter	0.55	0.35
Fourth Quarter	0.79	0.38
Calendar 2002			Calendar 2002
First Quarter	1.20	0.43
Second Quarter	1.44	0.95
Third Quarter	1.24	0.54	Third Quarter (from July 20, 2002)	0.90	0.40
Fourth Quarter	0.74	0.42	Fourth Quarter	0.60	0.25
Calendar 2003			Calendar 2003
First Quarter	0.90	0.55	First Quarter	0.60	0.36
Second Quarter	1.28	0.65	Second Quarter	0.99	0.47
Third Quarter	3.25	1.15	Third Quarter	2.41	0.78
Fourth Quarter	7.35	2.95	Fourth Quarter	5.55	2.21

Calendar 2004			Calendar 2004
First Quarter	11.54	5.62	First Quarter	9.00	4.35
Second Quarter	7.80	4.13	Second Quarter	5.94	2.90
Third Quarter	5.85	3.90	Third Quarter	4.50	2.90
Fourth Quarter	7.35	5.25	Fourth Quarter	6.10	4.31

Calendar 2005			Calendar 2005
First Quarter (to March 15, 2005)	7.00	4.20	First Quarter (to March 15, 2005)	6.24	3.25

Monthly			Monthly
March 2005 (to March 15, 2005)	7.00	4.80	March 2005 (to March 15, 2005)	6.24	3.93
February 2005	5.30	4.29	February 2005	4.29	3.45
January 2005	5.70	4.20	January 2005	4.82	3.25
December 2004	6.60	5.25	December 2004	5.60	4.31
November 2004	7.35	5.87	November 2004	6.10	5.01
October 2004	7.34	5.66	October 2004	5.98	4.40
September 2004	5.66	4.60	September 2004	4.50	3.59
August 2004	5.85	4.35	August 2004	4.45	3.30

Northern Dynasty share trading information is also available through free internet search services (for example, see Yahoo.com, enter NDM.V and NAK).

B.               Plan of Distribution

Not applicable.

C.               Markets

The shares of Northern Dynasty have traded in Canada on the TSX Venture Exchange (successor Exchange to the Canadian Venture and Vancouver Stock Exchanges) since 1994, (symbol-NDM at Yahoo NDM.V)

From July 20, 2002 to November 3, 2004, Northern Dynasty’s shares traded in the United States on the OTC Bulletin Board. Northern Dynasty commenced trading on the American Stock Exchange on November 4, 2004 under the symbol NAK.

D.               Selling Shareholders

Not applicable.

E.               Dilution

Not applicable.

F.               Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A.               Share Capital

Not required in an Annual Report.

B.               Memorandum and Articles of Association

Northern Dynasty’s corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 262963. A copy of the Articles of Association and Memorandum are filed with the initial registration statement on Form 20-F as an exhibit. (See Item 19.)

Objects and Purposes

Northern Dynasty’s Memorandum of Incorporation and Articles of Association (“Articles”) do not specify objects or purposes. Under British Columbia corporate law (the British Columbia Corporations Act or its predecessor the British Columbia Company Act, a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors - Powers and Limitations

Northern Dynasty’s Articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The number of directors is fixed, annually, by shareholders at the annual Shareholders meeting and all directors are elected at that time - there are no staggered directorships. Under the BCCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest. Directors’ compensation is not a matter on which they must abstain. Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Northern Dynasty’s Articles or under the BCCA.

Directors’ borrowing powers are not generally restricted where the borrowing is in Northern Dynasty’s best interests, but the directors may not authorize Northern Dynasty to provide financial assistance for any reason where Northern Dynasty is insolvent or the providing of the guarantee would render it insolvent. Directors need not own any shares of Northern Dynasty in order to qualify as directors.

The Articles specify that the number of directors shall be the number of directors fixed by shareholders annually or the number which are actually elected at a general shareholders meeting. The number of directors is determined by shareholders at the annual Shareholders meeting and all directors are elected at that time. Under the Articles, the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders or actually elected at the preceding annual shareholders’ meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected at such meeting.

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

Changes to Rights of Common Shareholders

Changes to the Articles and memorandum of Northern Dynasty require a shareholders’ “special resolution” being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Northern Dynasty’s assets, redomiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder’s shares in cash if the required special resolution is actually passed and Northern Dynasty elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCCA and not by the Articles of Northern Dynasty.

Shareholders Meetings

Shareholders meetings are governed by the Articles of Northern Dynasty but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCCA. The Articles provide that Northern Dynasty will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Northern Dynasty makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders, The form and content of information circulars and proxies and like matters are governed by the Securities Act and the BCCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Northern Dynasty must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements that are no more than 180 days old at such meeting.

Shares Fully Paid

All Northern Dynasty shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Redemption

Northern Dynasty has no redeemable securities authorized or issued. Therefore, Northern Dynasty has no sinking fund or like security redemption fund.

Pre-emptive Rights

There are no pre-emptive rights applicable to Northern Dynasty in its constating documents which provide a right to any person to participate in offerings of Northern Dynasty’s equity or other securities Northern Dynasty has however by agreement provided Shambala Gold PLC with a pre-emptive right.

Rights to Profits and Liquidation Rights

All common shares of Northern Dynasty participate rateably in any net profit or loss of Northern Dynasty and shares rateably any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Northern Dynasty’s Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also “Exchange Controls”)

Dividends

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

Change in Control

Northern Dynasty has not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs. Northern Dynasty does not have any agreements that are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Northern Dynasty’s material agreements giving special rights to any person on a change in control.

Insider Share Ownership Reporting

The articles of Northern Dynasty do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Northern Dynasty’s shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Northern Dynasty but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 telephone (604) 899-6500 or at the British Columbia Securities Commission web site (www.bcsc.bc.ca). Commencing June 2003 insider reports are available online on SEDI website (www.sedi.ca).

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

Alaska Subsidiary

This company is wholly-owned by Northern Dynasty and has constituting documents ordinary to such single-purpose wholly owned corporations.

C.               Material Contracts

Northern Dynasty’s material contracts as of March 31, 2004 are:

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

D.               Exchange Controls

Northern Dynasty is a Province of British Columbia, Canada corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation” below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Northern Dynasty on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Northern Dynasty’s common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Northern Dynasty does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Northern Dynasty’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Northern Dynasty’s common shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization), when Northern Dynasty was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Northern Dynasty and the value of the assets of Northern Dynasty, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Northern Dynasty. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Northern Dynasty was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Northern Dynasty and the value of the assets of Northern Dynasty, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2000 exceeds C$192 million. A non-Canadian would acquire control of Northern Dynasty for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Northern Dynasty unless it could be established that, on the acquisition, Northern Dynasty was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Northern Dynasty will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

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

E.               Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following, in management’s understanding summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with Northern Dynasty, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of

Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Northern Dynasty will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Northern Dynasty’s voting shares). Northern Dynasty will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of Northern Dynasty’s issued shares of any class or series.

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. Management of Northern Dynasty believes that the value of Northern Dynasty’s Common Shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in management’s understanding a discussion of the material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Northern Dynasty. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a

U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of common shares of Northern Dynasty should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Northern Dynasty, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Northern Dynasty who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Northern Dynasty. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Northern Dynasty

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Northern Dynasty are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Northern Dynasty has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of Northern Dynasty, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of Northern Dynasty generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Northern Dynasty may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Northern Dynasty) deduction of the United States source portion of dividends received from Northern Dynasty (unless Northern Dynasty qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). Northern Dynasty does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Northern Dynasty’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Northern Dynasty’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Northern Dynasty may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Northern Dynasty will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Northern Dynasty should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Northern Dynasty

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Northern Dynasty equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Northern Dynasty. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Northern Dynasty will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Northern Dynasty’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Northern Dynasty’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Northern Dynasty may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Northern Dynasty does not actually distribute such income. Northern Dynasty does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Northern Dynasty will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Northern Dynasty’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Northern Dynasty is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Northern Dynasty may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Northern Dynasty does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Northern Dynasty will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Northern Dynasty appears to have been a PFIC for the fiscal year ended December 31, 2003, and at least certain prior fiscal years. In addition, Northern Dynasty expects to qualify as a PFIC for the fiscal year ending December 31, 2004 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Northern Dynasty is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Northern Dynasty. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat Northern Dynasty as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Northern Dynasty qualifies as a PFIC on his pro rata share of Northern Dynasty’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Northern Dynasty’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Northern Dynasty is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Northern Dynasty qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Northern Dynasty is a controlled foreign corporation, the U.S. Holder’s pro rata share of Northern Dynasty’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Northern Dynasty’s first tax year in which Northern Dynasty qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of Northern Dynasty in which Northern Dynasty is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Registrant common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Northern Dynasty’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by Northern Dynasty.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Northern Dynasty (i) which began after December 31, 1986, and (ii) for which Northern Dynasty was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Northern Dynasty common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Northern Dynasty as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Northern Dynasty included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of Northern Dynasty will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Northern Dynasty common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Northern Dynasty are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Northern Dynasty common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Northern Dynasty is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Northern Dynasty, certain adverse rules may apply in the event that both Northern Dynasty and any foreign corporation in which Northern Dynasty directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Northern Dynasty intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Northern Dynasty that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Northern Dynasty (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Northern Dynasty (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Northern Dynasty and does not dispose of its common shares. Northern Dynasty strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Northern Dynasty is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Northern Dynasty (“United States Shareholder”), Northern Dynasty could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Northern Dynasty which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Northern Dynasty attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

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

H.               Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Northern Dynasty, Suite 1020 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Northern Dynasty at 604-684-6365, attention Shirley Main. Copies of Northern Dynasty’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.               Subsidiary Information

Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)               Transaction Risk and Currency Risk Management

Northern Dynasty’s operations do not employ financial instruments or derivatives and given that Northern Dynasty keeps its excess funds in high grade short term instruments it does not have significant or unusual financial market risks.

(b)               Exchange Rate Sensitivity

Northern Dynasty’s Pebble Property operations are in the State of Alaska and hence it is somewhat affected by exchange rate risk of fluctuations between Canadian and United States currency. Its liabilities are all short term trade payables and substantially all are denominated in Canadian and U.S. dollars. Northern Dynasty does not hedge this risk, which it does not consider material in the context of its operations.

(c)               Interest Rate Risk and Equity Price Risk

Northern Dynasty is equity financed and does not have any debt that could be subject to significant interest rate change risks.

(d)               Commodity Price Risk

While the value of Northern Dynasty’s resource properties can always be said to relate to the price of copper and gold metals and the outlook for same, Northern Dynasty does not have any operating mines and hence does not have any hedging or other commodity based operations risks respecting its business activities.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.               Debt Securities

Not applicable.

B.               Warrants and Rights

Not applicable. (Northern Dynasty’s warrants are non-transferable and no market exists for them. Northern Dynasty has issued no rights.)

C.               Other Securities

Not applicable.

D.               American Depositary Shares

Not applicable.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

As of March 15, 2005, an evaluation was carried out under the supervision of, and with the participation of the Corporation’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Act of 1934). Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

No changes were made in the Company's internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting subsequent to the date of their evaluation.

ITEM 16 AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES, AND EXEMPTIONS

A.               Audit Committee Financial Expert

The designated Audit Committee "financial expert" is Mr. David M. S. Elliott. Mr. Elliott is "independent", as the term is defined by the American Stock Exchange which is a national securities exchange. Mr. Elliott is a Canadian Chartered Accountant.

B.               Code of Ethics

The Company has tabled a code of ethics for discussion that applies to the Company's chief executive officer, the chief financial officer, and other members of senior management.

C.               Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services:

	Year ended	Year ended
Services:	December 31, 2004	December 31, 2003
Audit services	$10,000	$8,500
Audit-related services	--	--
Tax services	1,000	1,000
All other services	--	--
	$11,000	$9,500

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

As 2003 was the first year of the audit committee pre-approval process, only the audit and tax services rendered in the year ended December 31, 2003 were pre-approved by the audit committee. All non-audit services provided by the auditors in 2004 were approved by the Audit Committee.

D.               Exemptions from Listing Standards for Audit Committees

Not applicable.

E.               Purchases Of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17 FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein (see exhibits).

Annual

(1)
Auditors’ Reports on the consolidated balance sheets as at December 31, 2004, and 2003, and the statements of operations and deficit, mineral property interests and changes in cash flows for each of the three years ended December 31, 2004, 2003 and 2002;

(2)	Balance sheets as at December 31, 2004, 2003 and 2002;

(3)	Statements of operations and deficit for each of the three years ended December 31, 2004, 2003 and 2002;

(4)	Statements of changes in cash flows for the periods referred to in (8) above;

(5)	Notes to the financial statements;

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

(ii) contracts on which Northern Dynasty business is substantially dependent;

(iii) contracts for the acquisition or sale of property exceeding 15% of Northern Dynasty’s fixed assets; and

(iv) material leases. (N/A)

	c.	Management Contracts, compensation plans.

5-9	Not applicable.

10.	Other

The following exhibits were attached as an Appendix to the Form 20-F of Northern Dynasty filed January 9, 2002:

	Type of	Description	Pages
Document

1.	1	Certificate of Incorporation, Memorandum and Articles of Association of Northern Dynasty	1-54

2.	4C	Amended Share Incentive Plan dated for reference June 20, 2000	55-67

3.	4B(i)
Geological Management and Administration Services Agreement dated for reference December 31, 1996 between Northern Dynasty and Hunter Dickinson Inc. (“HDI”) (See Item 7 “Interest of Management in Certain Transactions”
68-77

4.	4B(i) 4B(ii)	HDGI Assignment Agreement with Hunter Dickinson Group Inc. (“HDGI”) dated October 29, 2001 whereby Northern	78-99

	4B(iii)	Dynasty obtained its option to the Pebble Property including the underlying Teck Cominco Options and Consent Agreement

The following exhibits were attached to the Form 20-FA filed March 18, 2002:

5	10	Consent of U.S. Tax Expert, Kempisty & Co., Certified Public Accountants (1)	100

6	10	Consent of Auditors, DeVisser Gray, Chartered Accountants	101

7	10	Consent of counsel, Lang Michener (1)	102

8	10	Consent of geological expert, M.J. Casselman	103

The following exhibits were attached to the second amendment Form 20-FA filed April 25, 2002:

9	10	Consent of Auditors, DeVisser Gray, Chartered Accountants dated April 24, 2002.	104

10	10	Consent of Geological Expert, M.J. Casselman, April 24, 2002.	105

The following exhibits were attached to the third amendment Form 20-FA filed June 3, 2002:

11	10	Consent of Geological Expert, M.J. Casselman, May 31, 2002.	106

The following exhibits were attached to the Annual Report on Form 20-F filed June 24, 2002:

12	10	Consent of Auditors, DeVisser Gray, Chartered Accountants dated June 24, 2002.	107

13	10	Consent of Geological Expert, M.J. Casselman, June 24, 2002.	108

Note:
(1)
No changes were made to the second and third amendment 20-FA sections respecting which these experts were concerned (see Item 10G) and provided consents as part of the March 18, 2002 20-FA (first amendment) filing.

The following exhibits were attached to the Annual Report on Form 20-F filed June 2003:

14	10	Audited annual financial statements for the year ended December 31, 2003

The following exhibits are filed with this Annual Report on Form 20-F

15	10.1	Consent of Derek Barratt, PEng

	10.2	Consent of David Rennie, PEng

	10.3	Consent of Les Galbraith, PEng, of Knight Piesold Ltd.

	12.1	Sarbanes Oxley Section 302 CEO Certificate

	12.2	Sarbanes Oxley Section 302 CFO Certificate

	13.1	Sarbanes Oxley Section 906 CEO Certificate

	13.2	Sarbanes Oxley Section 906 CFO Certificate

	99.1	Audited annual financial statements for the year ended December 31, 2004

SIGNATURES

Northern Dynasty certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this amended report on its behalf.

NORTHERN DYNASTY MINERALS LTD.

Date: March 28, 2005	By:	/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and Director