Form 40-F
period 2005-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2006-04-03
CIK 1164771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[           ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number: 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Exact name of Registrant as specified in its charter)

British Columbia Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 1020, 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V8
(604) 684-6365
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808
(800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ x ] Annual Information Form	[ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 60,092,607 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).
If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes [           ] No [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ x ] No [           ]

INTRODUCTORY INFORMATION

In this annual report, references to “we”, “our”, “us”, the “Company” or “Northern Dynasty”, mean Northern Dynasty Minerals Ltd. and its subsidiaries, unless the context suggests otherwise.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  our Annual Information Form for the year ended December 31, 2005;

  our Audited Consolidated Financial Statements as at and for the three years ended December 31, 2005; and

  our Management Discussion and Analysis for the year ended December 31, 2005.

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding our intent, belief or current expectation and that of our officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “contemplate,” “possible,” “attempts,” “seeks” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements include, among others, statements regarding:

  our expected financial performance in future periods;

  our plan of operations, including our plans to carry out exploration and development activities;

  our ability to raise capital for exploration and development activities;

  our expectations regarding the exploration and development potential of our properties; and

  factors relating to our investment decisions.

Certain of the assumptions we have made include assumptions regarding, among other things:

  future commodity prices;

  the cost of carrying out exploration and development activities on our mineral properties;

  our ability to obtain the necessary expertise in order to carry out our exploration and development activities within the planned time periods; and

  our ability to obtain adequate financing on acceptable terms.

Some of the risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include:

  the speculative nature of the mineral resource exploration business;

  the exploration stage of our mineral projects;

  the lack of known reserves on our mineral properties;

  our inability to establish that our Pebble Property contains commercially viable deposits of ore;

  loss of the services of any of our executive officers;

  our history of financial losses;

  our ability to continue on a going concern basis;

  the volatility of gold, copper and molybdenum prices;

  the inherent risk involved in the exploration, development and production of minerals;

  changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment;

  the presence of unknown environmental hazards on our mineral properties;

  our inability to insure our operations against all risks;

  the highly competitive nature of our business;

  the historical volatility in our share price;

  potential conflicts of interest relating to our directors and officers;

  our ability to obtain adequate financing for the further exploration and development of our mineral properties including our Pebble Property;

  the potential dilution to our shareholders from any future equity financings;

  the loss of services of our independent contractors; and

  the potential dilution to our shareholders from the exercise of outstanding options and warrants to purchase our shares.

We refer you to the section entitled “Risk Factors” in our Annual Information Form. We assume no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The documents that we have incorporated by reference into this annual report use the terms “measured resources”, “indicated resources” and “inferred resources”. These resource estimates have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System. These standards differ significantly from the requirements of the Securities and Exchange Commission. Accordingly, resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

We advise United States investors that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects, the Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Our Annual Information Form, which is filed as an exhibit to this annual report, includes definitions of the terms “measured resources”, “indicated resources” and “inferred resources” under CIM standards, and presents a summary of the differences between CIM and U.S. standards.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. Our audited consolidated financial statements included in this annual report have been prepared in accordance with Canadian generally accepted accounting principles, which differ in certain material respects from United States generally accepted accounting principles. Note 12 to our audited consolidated financial statements included herein provides a reconciliation of the significant differences between Canadian and United States generally accepted accounting principles.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2005 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).

AUDIT COMMITTEE

Our Board of Directors has established a separately-designated Audit Committee of the board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements. As at the date of this annual report, the Audit Committee was comprised of David Elliott, Wayne Kirk and Gordon Fretwell.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that David Elliott, a member of the Audit Committee of our board, is an audit committee financial expert (as that term is defined in Item 401 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the American Stock Exchange.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditors for each of our last two fiscal years:

	Year Ended December 31,
	2005	2004
Audit Fees	$15,000	$15,000
Audit Related Fees	-	-
Tax Fees	1,000	1,000
All Other Fees	-	-
Total	$16,000	$16,000

Audit Fees

Audit fees are the aggregate fees billed by our independent auditor for the audit of our annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees are fees charged by our independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

Tax Fees

Tax fees are fees for professional services rendered by our independent auditors for tax compliance and tax advice on actual or contemplated transactions.

All Other Fees

All other fees relate to services other than the audit fees, audit-related fees and tax fees described above.

Audit Committee Pre-Approval Policies

From time to time, our management requests approval from the Audit Committee of our board for non-audit services from our independent auditors. The Audit Committee pre-approves all such non-audit services with set maximum dollar limits. In considering these requests, the Audit Committee assesses, among other things, whether the services requested would be considered prohibited services as contemplated by the Securities and Exchange Commission, and whether the services requested and related fees could impair the independence of our auditors.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

We did not have any contractual obligations as at December 31, 2005.

CODE OF ETHICS

We have adopted a Code of Ethics that applies to our officers, employees and directors and promotes, among other things, honest and ethical conduct. The code also promotes compliance by our Chief Executive Officer, Chief Financial Officer and other senior finance staff with the Sarbanes-Oxley Act of 2002. Investors may view our Code of Ethics on our web site at www.northerndynastyminerals.com.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on The American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is contained on the Company’s website at www.northerndynastyminerals.com. Upon listing, the Company received an exemption from its quorum requirements. Under the AMEX listing standards, the quorum requirements is a minimum of one third of shareholders entitled to vote for U.S. domestic companies. The Company does not meet this requirement and has been granted relief from this listing standard.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the

Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company concurrently filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this annual report arises, which Form F-X is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2006.	NORTHERN DYNASTY MINERALS LTD.

	By:	/s/ Ronald W. Thiessen
Ronald W. Thiessen
Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Audited consolidated financial statements of the Company and notes thereto as at and for the three years ended December 31, 2005, 2004 and 2003, together with the report of the auditors thereon

99.6	Management’s Discussion and Analysis for the three years ended December 31, 2005, 2004 and 2003

99.7	Form F-X dated March 31, 2006

99.8	Annual Information Form of the Company for the year ended December 31, 2005

99.9	Consent of DeVisser Gray, Chartered Accountants

99.10	Consent of David Rennie, P.Eng.

99.11	Consent of Mohan Srivastava, M.Sc., P.Geo.

99.12	Consent of Peter Beaudoin, P.Eng.

99.13	Consent of Derek Barratt, P.Eng.