Form 40-F
period 2007-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2008-04-01
CIK 1164771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number: 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Exact name of Registrant as specified in its charter)

British Columbia Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 92,543,639 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes[ ] No[X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes[X] No[ ]

INTRODUCTORY INFORMATION

In this annual report, references to “we”, “our”, “us”, the “Company” or “Northern Dynasty”, mean Northern Dynasty Minerals Ltd. its subsidiaries and consolidated interests, unless the context suggests otherwise.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  our Annual Information Form for the year ended December 31, 2007;

  our Audited Consolidated Financial Statements as at and for the three years ended December 31, 2007, 2006 and 2005; and

  our Management Discussion and Analysis for the year ended December 31, 2007.

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

  our ability to recover the financial statement carrying values of our mineral property interests if the Company ceases to continue on a going concern basis;

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

  potential claims by third parties to the Company’s mineral projects;

  our inability to insure our operations against all risks;

  the highly competitive nature of our business;

  the historical volatility in our share price;

  potential conflicts of interest relating to our directors and officers;

  the potential dilution to our shareholders from any future equity financings;

  the loss of services of our independent contractors; and

  the potential dilution to our shareholders from the exercise of options to purchase our shares.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The documents that have been incorporated by reference into this annual report use the terms “measured resources”, “indicated resources” and “inferred resources”. These resource estimates have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirement of the United States Securities and Exchange Commission (the “SEC”). Investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including Canadian National Instrument 43-101, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and all permits are in hand or are expected to be issued in the near future. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this annual report is economically or legally mineable. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies.

Disclosure of “contained ounces” in mineral resources is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not qualify as “reserves” as in place tonnage and grade without reference to unit measures.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this annual report have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. domestic issuers.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the SEC. Note 11 to our audited consolidated financial statements included herein provides a reconciliation of the significant differences between Canadian and United States generally accepted accounting principles.

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

There were no changes in our disclosure controls and procedures during the fiscal year ended December 31, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, with a reconciliation to United States GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP, and the reconciliation to United States GAAP.

AUDIT COMMITTEE

Our Board of Directors has established a separately-designated independent Audit Committee of the board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements. As at the date of this annual report, the Audit Committee was comprised of David Elliott, Wayne Kirk and Gordon Fretwell.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that David Elliott, a member of the Audit Committee of our board, is an audit committee financial expert (as that term is defined in Item 401 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the American Stock Exchange.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditors for each of our last two fiscal years:

	Year Ended December 31,
	2007	2006
Audit Fees	$70,000	$40,000
Audit Related Fees	–	–
Tax Fees	–	–
All Other Fees	–	–
Total	$70,000	$40,000

Audit Fees

Audit fees are the aggregate fees billed by our independent auditor for the audit of our annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

Tax Fees

Tax fees are fees for tax compliance and tax advice on actual or contemplated transactions.

All Other Fees

All other fees relate to services other than the audit fees, audit-related fees and tax fees described above.

Audit Committee Pre-Approval Policies

From time to time, our management requests approval from the Audit Committee of our board for audit and non-audit services from our independent auditors. The Audit Committee pre-approves all such non-audit services with set maximum dollar limits. In considering these requests with respect to non-audit services, the Audit Committee assesses, among other things, whether the services requested would be considered prohibited services as contemplated by the rules of the Securities and Exchange Commission, and whether the services requested and related fees could impair the independence of our auditors.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

Other than already disclosed in the financial statements, we did not have any contractual obligations as at December 31, 2007.

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

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on The American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of their home country in relaxing certain AMEX listing criteria otherwise applicable to foreign issuers, and grants exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by United States domestic companies pursuant to AMEX standards is contained on the Company’s website at www.northerndynastyminerals.com. Upon listing, the Company received an exemption from its quorum requirement. Under the AMEX listing standards, the quorum requirement is a minimum of one third of shareholders entitled to vote for U.S. domestic companies. The Company does not meet this requirement and has been granted relief from this listing standard.

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

Date: March 31, 2008.	NORTHERN DYNASTY MINERALS LTD.

By: /s/ Ronald W. Thiessen

Ronald W. Thiessen
Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Audited consolidated financial statements of the Company and notes thereto as at and for the three years ended December 31, 2007, 2006 and 2005, together with the report of the auditors thereon
99.6	Management’s Discussion and Analysis for the three years ended December 31, 2007, 2006 and 2005
99.7	Annual Information Form of the Company for the year ended December 31, 2007
99.8	Consent of DeVisser Gray LLP, Chartered Accountants
99.9	Pebble Limited Partnership Agreement dated July 31, 2007 (1)
99.10	Consent of Mark Rebagliati, P.Eng.
99.11	Consent of David W. Rennie, P.Eng.
99.12	Consent of James Lang, P.Geo.
99.13	Consent of David Gaunt, P.Geo.
99.14	Consent of Lawrence Melis, P.Eng.
99.15	Consent of Derek Barratt, P.Eng.
99.16	Consent of Eric Titley, P.Geo.
99.17	Consent of Stephen Hodgson, P.Eng.

(1) Incorporated by reference. Filed on www.sedar.com on March 26, 2008 as a material agreement.