Form 40-F/A
period 2007-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2008-04-02
CIK 1164771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A

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
Yes[X] No[ ]

EXPLANATORY NOTE

Explanation of amendment on Northern Dynasty Minerals Ltd. Annual Report on Form 40-F/A for the fiscal year ended December 31, 2007:

The original Annual Report on Form 40-F filed on EDGAR on March 31, 2008 did not contain a consent form and certain information in the Report of Independent Public Accounting Firm. This information has been included in this amendment on Form 40-F/A. All other financial and other information contained in the originally filed Annual Report on Form 40-F remains unchanged.

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

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F/A ; the securities in relation to which the obligation to file an annual report on Form 40-F/A arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this annual report arises, which Form F-X is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2008	NORTHERN DYNASTY MINERALS LTD.

By: /s/ Ronald W. Thiessen

Ronald W. Thiessen
Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Audited consolidated financial statements of the Company and notes thereto as at and for the three years ended December 31, 2007, 2006 and 2005, together with the report of the auditors thereon
99.6	Management’s Discussion and Analysis for the three years ended December 31, 2007, 2006 and 2005 (2)
99.7	Annual Information Form of the Company for the year ended December 31, 2007 (2)
99.8	Consent of DeVisser Gray LLP, Chartered Accountants (2)
99.9	Pebble Limited Partnership Agreement dated July 31, 2007 (1)
99.10	Consent of Mark Rebagliati, P.Eng. (2)
99.11	Consent of David W. Rennie, P.Eng. (2)
99.12	Consent of James Lang, P.Geo. (2)
99.13	Consent of David Gaunt, P.Geo. (2)
99.14	Consent of Lawrence Melis, P.Eng. (2)
99.15	Consent of Derek Barratt, P.Eng. (2)
99.16	Consent of Eric Titley, P.Geo. (2)
99.17	Consent of Stephen Hodgson, P.Eng. (2)
99.18	Consent of R. Mohan Srivastava, P.Geo.

(1) Incorporated by reference. Filed on www.sedar.com on March 26, 2008 as a material agreement.
(2) Filed as an exhibit with Northern Dynasty’s Annual Report on Form 40-F for the year ended December 31, 2007, filed on March 31, 2008.