Form 40-F/A
period 2008-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2009-10-14
CIK 1164771

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
Yes[ x ] No[ ]

EXPLANATORY NOTE

Explanation of amendment on Northern Dynasty Minerals Ltd. Annual Report on Form 40-F/A for the fiscal year ended December 31, 2008:

The original Annual Report on Form 40-F filed on EDGAR on March 31, 2009 did not contain certain information in the officer certifications and a statement in the section “Internal Control Over Financial Reporting” below. This information has been included in this amendment on Form 40-F/A. All other financial and other information contained in the originally filed Annual Report on Form 40-F remains unchanged.

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

The Company’s independent registered public accounting firm has audited the financial statements included in this report and has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2008, which is included in the audit report filed with Exhibit 99.5.

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

Date: October 13, 2009.	NORTHERN DYNASTY MINERALS LTD.

By: /s/ Marchand Snyman

Marchand Snyman
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3(1)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4(1)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5(1)	Audited consolidated financial statements of the Company and notes thereto as at and for the three years ended December 31, 2008, 2007 and 2006, together with the report of the auditors thereon

99.6(1)	Management’s Discussion and Analysis for the year ended December 31, 2008

99.7(1)	Annual Information Form of the Company for the year ended December 31, 2008

99.8(1)	Consent of DeVisser Gray LLP, Chartered Accountants

99.9(1)	Consent of David W. Rennie, P.Eng.

(1) Previously filed as an exhibit with the Company’s Annual Report on Form 40-F for the year ended December 31, 2008, filed on March 31, 2009.