Form 40-F
period 2011-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2012-04-02
CIK 1164771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number: 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Exact name of Registrant as specified in its charter)

British Columbia Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

15th Floor, 1040 West Georgia Street
Vancouver, British Columbia
Canada V6E 4H1
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 94,978,764 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
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
Yes[ ] No[ ]

INTRODUCTORY INFORMATION

In this annual report, references to “we”, “our”, “us”, the “Company” or “Northern Dynasty”, mean Northern Dynasty Minerals Ltd. its subsidiaries and consolidated interests, unless the context suggests otherwise.

Northern Dynasty is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”) . The equity securities of the Company are further exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  our Annual Information Form for the year ended December 31, 2011;

  our Audited Consolidated Financial Statements as at and for the two years ended December 31, 2011 and 2010; and

  our Management’s Discussion and Analysis for the year ended December 31, 2011.

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

  the presence of unknown environmental hazards on our mineral property interests;

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. Canadian public companies are required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board for financial years beginning on January 1, 2011. The Company however, early adopted and transitioned to IFRS as of January 1, 2008 and has applied IFRS as the basis for preparing its consolidated financial statements since 2009. Consequently, the Company’s audited financial statements for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS, which standards differ from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective to give a reasonable assurance that the information required to be disclosed by us in reports that we file or submit to the SEC under the Exchange Act is:.

  recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment, management has concluded that, as of December 31, 2011, as defined in Rule 13a-15(f), the Company’s internal control over financial reporting was effective.

The Company’s internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2011. Deloitte & Touche LLP stated in their attestation report, that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2011 (exhibit 99.5), that in their opinion , the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011.

Management, including the CEO and CFO, has evaluated the Company’s internal control over financial reporting to determine whether any changes occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. There have been no changes that occurred during the Company’s fiscal year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

AUDIT COMMITTEE

Our Board of Directors has established a separately-designated independent Audit Committee of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements. As at the date of this annual report, the Audit Committee was comprised of Gordon Fretwell, Wayne Kirk and Peter Mitchell.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Peter Mitchell, a member of the Audit Committee of our Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable securities laws and the listing requirements of the NYSE Amex Equities LLC.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditor for each of our last two fiscal years:

	Year Ended December 31
	2011	2010
Audit Fees	$203,000	$122,000
Audit-Related Fees	–	–
Tax Fees	–	–
All Other Fees	–	–
Total	$203,000	$122,000

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

Audit Committee Pre-Approval Policies

From time to time, management of the Company recommends to and requests approval from the audit committee for audit and non-audit services to be provided by the Company's auditor. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditor for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the non-audit services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the non-audit services requested and the fees related to such services could impair the independence of the auditor.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The following table lists information as of December 31, 2011 with respect to our known contractual obligations:

Contractual obligation	Total
Long term debt obligations	$nil
Capital (finance) lease obligation	$nil
Operating lease obligations	$nil
Purchase obligations	$nil
Other long term liabilities	$nil
Total	$nil

The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

CODE OF ETHICS

We have adopted a Code of Ethics that applies to our officers, employees and directors and promotes, among other things, honest and ethical conduct. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The Code of Ethics was updated in 2007 and again in 2009 and is publicly available on the Company’s website at www.northerndynastyminerals.com.

No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2011, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2011.

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

Shareholder Meeting Quorum Requirement: Upon listing, the Company received an exemption from its quorum requirement. Under the NYSE Amex listing standards, the quorum requirement is a minimum of one third of shareholders entitled to vote for U.S. domestic companies. The Company’s quorum requirement is specified in its Articles as two persons who are, or who represent by proxy, shareholders who in aggregate hold at least 5% of the issued shares entitled to vote at a meeting of shareholders.

Majority Independent Director Requirement: The Company’s Board of Directors is presently not comprised of a majority of independent directors, as required by Section 802(a) of the NYSE Amex Company Guide. The Company has been granted relief from these requirements by NYSE Amex.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. The Company was not the operator of a mine in the United States during the fiscal year ended December 31, 2011.

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

CONSENT TO SERVICE OF PROCESS

The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this annual report arises, which Form F-X is incorporated herein by reference. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2012.	NORTHERN DYNASTY MINERALS LTD.

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
99.5

Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2011, and 2010, together with the report of the Independent Registered Chartered Accountants thereon

99.6	Management’s Discussion and Analysis for the year ended December 31, 2011
99.7	Annual Information Form of the Company for the year ended December 31, 2011
99.8	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants
99.9	Consent of J.David Gaunt, P.Eng.
99.10	Consent of Hassan Ghaffari, P.Eng.
99.11	Consent of Robert Morrison, P.Geo.
99.12	Consent of Andre de Ruijter, P.Eng.
99.13	Consent of Tysen Hantelmann, P.Eng.
99.14	Consent of Aleksandar Zivkovic, P.Eng.
99.15	Consent of Scott Cowie, MAusIMM.
99.16	Consent of Doug Ramsey, P.R. Bio.
99.17	Consent of Stephen Hodgson, P.Eng.