Form 40-F
period 2012-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2013-03-29
CIK 1164771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	NYSE MKT

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
94,999,764 Common Shares

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

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2012 (the “AIF”)	99.7
Audited financial statements of the Company for the years ended December 31, 2012 and 2011, including the reports of the Independent Registered Chartered Accountants with respect thereto	99.5
Management’s Discussion and Analysis of the Company for the year ended December 31, 2012 (the “MD&A”)	99.6

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding our intent, belief or current expectation and that of our officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “contemplate,” “possible,” “attempts,” “seeks” and similar expressions are intended to identify these forward-looking statements. All statements in documents incorporated herein, other than statements of historical facts that address future production, permitting, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Other forward-looking statements include, among others, statements regarding:

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

We refer you to the sections entitled “Risk Factors” in our AIF and in our MD&A for more detailed discussion of such risks and other important factors that could cause our actual results to differ materially from those in such forward-looking statements. Except as required by law, we assume no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

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

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. Canadian public companies are required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Consequently, the Company’s audited financial statements for the years ended December 31, 2012 and 2011 have been prepared in accordance with IFRS, which standards differ from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

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

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective to give a reasonable assurance that the information required to be disclosed by us in reports that we file or submit to the SEC under the Exchange Act is:.

  recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

It should be noted that while our CEO and our CFO believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“ICFR”), as defined by Rule 13a-15(f) and 15d-15(f) of the Exchange Act, is a process designed by, or under the supervision of the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

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

The Company’s management, including its CEO and CFO, believe that any system of internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management, with the participation of the CEO and CFO, assessed the effectiveness of the Company’s ICFR as of December 31, 2012. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment, management has concluded that the Company’s ICFR was effective as at December 31, 2012.

The Company’s ICFR as of December 31, 2012 has been audited by Deloitte LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2012. Deloitte LLP stated in their attestation report, that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2012 (exhibit 99.5), that in their opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012.

Management, including the CEO and CFO, has evaluated the Company’s ICFR to determine whether any changes occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. There have been no changes that occurred during the Company’s fiscal year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Peter Mitchell, a member of the Audit Committee of our Board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable securities laws and the listing requirements of the NYSE MKT LLC.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditor for each of our last two fiscal years ended December 31:

	2012	2011
Audit Fees	$175,000	$203,000
Audit-Related Fees	–	–
Tax Fees	–	–
All Other Fees	–	–
Total	$175,000	$203,000

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

CONTRACTUAL OBLIGATIONS

The following table lists information as of December 31, 2012 with respect to our known contractual obligations:

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

No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2012, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2012.

NYSE MKT EQUITIES CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE MKT Exchange (“NYSE MKT”). Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of their home country in relaxing certain NYSE MKT listing criteria otherwise applicable to foreign issuers, and grants exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by United States domestic companies pursuant to NYSE MKT standards is contained on the Company’s website at www.northerndynastyminerals.com.

Shareholder Meeting Quorum Requirement: Upon listing, the Company received an exemption from its quorum requirement. Under the NYSE MKT listing standards, the quorum requirement is recommended to be a minimum of one third of shareholders entitled to vote for U.S. domestic companies. The Company’s quorum requirement is specified in its Articles as two persons who are, or who represent by proxy, shareholders who in aggregate hold at least 5% of the issued shares entitled to vote at a meeting of shareholders.

Majority Independent Director Requirement: The Company’s Board of Directors is presently not comprised of a majority of independent directors, as required by Section 802(a) of the NYSE MKT Company Guide. The Company has been granted relief from these requirements by NYSE MKT.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. The Company was not the operator of a mine in the United States during the fiscal year ended December 31, 2012.

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

Date: March 28, 2013.	NORTHERN DYNASTY MINERALS LTD.

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

99.5

Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2012, and 2011, together with the reports of the Independent Registered Chartered Accountants thereon

99.6	Management’s Discussion and Analysis for the year ended December 31, 2012

99.7	Annual Information Form of the Company for the year ended December 31, 2012

99.8	Consent of Deloitte LLP, Independent Registered Chartered Accountants

99.9	Consent of J.David Gaunt, P.Eng.

99.10	Consent of Hassan Ghaffari, P.Eng.

99.11	Consent of Robert Morrison, P.Geo.

99.12	Consent of Andre de Ruijter, P.Eng.

99.13	Consent of Tysen Hantelmann, P.Eng.

99.14	Consent of Aleksandar Zivkovic, P.Eng.

99.15	Consent of Scott Cowie, MAusIMM.]

99.16	Consent of Doug Ramsey, P.R. Bio.

99.17	Consent of Stephen Hodgson, P.Eng.