Form 40-F
period 2013-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2014-03-27
CIK 1164771

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission File Number: 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Exact name of Registrant as specified in its charter)

British Columbia Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

15th Floor, 1040 West Georgia Street
Vancouver, British Columbia
Canada V6E 4H1
(604)684-6365
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808
(800)927-9800
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 95,009,864 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

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

Yes [   ]                No [ x ]

INTRODUCTORY INFORMATION

In this annual report, references to "we", "our", "us", the "Company" or "Northern Dynasty", mean Northern Dynasty Minerals Ltd. its subsidiaries and consolidated interests, unless the context suggests otherwise.

Northern Dynasty is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") on Form 40-F pursuant to the multi-jurisdictional disclosure system (the "MJDS") adopted by the United States Securities and Exchange Commission (the "SEC"). The equity securities of the Company are further exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to "$" mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2013 (the "AIF")	99.7
Audited financial statements of the Company for the years ended December 31, 2013 and 2012, including the reports of the Independent Registered Chartered Accountants with respect thereto	99.5
Management’s Discussion and Analysis of the Company for the year ended December 31, 2013 (the "MD&A")	99.6

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding our intent, belief or current expectation and that of our officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believe", "anticipate", "estimate", "project", "intend", "expect", "may", "will", "plan", "should", "would", "contemplate", "possible", "attempts", "seeks" and similar expressions are intended to identify these forward-looking statements. All statements in documents incorporated herein, other than statements of historical facts that address future production, permitting, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Other forward-looking statements include, among others, statements regarding:

  our expected financial performance in future periods;

  our plan of operations, including our plans to carry out exploration and development activities;

  our ability to raise capital for exploration and development activities;

  our expectations regarding the exploration and development potential of our Pebble Project; and

  factors relating to our investment decisions.

Certain of the assumptions we have made include assumptions regarding, among other things:

  future commodity prices;

  the cost of carrying out exploration and development activities on our Pebble Project;

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

  the exploration stage of our Pebble Project (as defined in the AIF);

  the lack of known reserves on our Pebble Project;

  our inability to establish that our Pebble Project contains commercially viable deposits of ore;

  our ability to recover the financial statement carrying values of our Pebble Project if the Company ceases to continue on a going concern basis;

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

  the presence of unknown environmental hazards on our Pebble Project;

  potential claims by third parties to our Pebble Project;

  our inability to insure our operations against all risks;

  the highly competitive nature of our business;

  the historical volatility in our share price;

  potential conflicts of interest relating to our directors and officers;

  the potential dilution to our shareholders from any future equity financings;

  the loss of services of our independent contractors; and

  the potential dilution to our shareholders from the exercise of share purchase options to purchase our shares.

We refer you to the section entitled "Risk Factors" under Item 5 in our AIF for more detailed discussion of such risks and other important factors that could cause our actual results to differ materially from those in such forward-looking statements. Except as required by law, we assume no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this annual report, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this annual report have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by companies in the United States ("US companies").

In addition, this annual report uses the terms "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

It cannot be assumed that all or any part of "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" in this annual report is economically or legally mineable.

In addition, disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. Canadian public companies are required to prepare financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board. Consequently, the Company’s audited financial statements for the years ended December 31, 2013 and 2012 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards, each of which differ in some respects to United States generally accepted accounting principles ("US GAAP") and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with US GAAP.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective to give a reasonable assurance that the information required to be disclosed by us in reports that we file or submit to the SEC under the Exchange Act is:.

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR"), as defined by Rule 13a-15(f) and 15d-15(f) of the Exchange Act, is a process designed by, or under the supervision of the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's ICFR includes those policies and procedures that:

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

The Company’s management, with the participation of the CEO and CFO, assessed the effectiveness of the Company’s ICFR as of December 31, 2013. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its assessment, management has concluded that the Company’s ICFR was effective as of December 31, 2013.

The Company’s ICFR as of December 31, 2013 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2013. Deloitte LLP stated in their attestation report, that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2013 (exhibit 99.5), that in their opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013.

Management, including the CEO and CFO, has evaluated the Company’s ICFR to determine whether any changes occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. There have been no changes that occurred during the Company’s fiscal year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

AUDIT COMMITTEE

Our Board of Directors (the "Board") has established a separately-designated independent Audit and Risk Committee (the "Audit Committee") of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements. As at the date of this annual report, the Audit Committee was comprised of Gordon Fretwell, Wayne Kirk and Peter Mitchell. The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE MKT LLC Company Guide.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. Peter Mitchell is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable securities laws and the listing requirements of the NYSE MKT LLC.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditor for each of our last two fiscal years ended December 31:

	2013	2012
Audit Fees	$199,500	$175,000
Audit-Related Fees	–	–
Tax Fees	–	–
All Other Fees	–	–
Total	$199,500	$175,000

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

Audit Committee Pre-Approval Policies

From time to time, management of the Company recommends to and requests approval from the audit committee for audit and non-audit services to be provided by the Company's auditor. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditor for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the non-audit services requested would be considered "prohibited services" as contemplated by the SEC, and whether the non-audit services requested and the fees related to such services could impair the independence of the auditor.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The following table lists information as of December 31, 2013 with respect to our known contractual obligations:

Contractual obligation	Total	Payments due by period
		Less than 1 Year	1 – 3 years
Long term debt obligations	$nil	$nil	$nil
Capital (finance) lease obligation	$nil	$nil	$nil
Operating lease obligations(1)	$3,639	$1,770	$1,869
Purchase obligations	$nil	$nil	$nil
Other long term liabilities	$nil	$nil	$nil
Total	$3,639	$1,770	$1,869

(1) Amounts are to be paid by the Company in US dollars. The conversion rate employed in the table was the year end rate of $1.0636 / US dollar .

The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

CODE OF ETHICS

We have adopted a Code of Ethics that applies to our officers, employees and directors and promotes, among other things, honest and ethical conduct. The Code of Ethics meets the requirements for a "code of ethics" within the meaning of that term in Form 40-F. The Code of Ethics was updated in 2007, 2009, 2012 and again in 2013 and is contained in the the Corporate Governance Policies and Procedures Manual in Appendix 4 which is available for download from the Company’s website under Corporate at www.northerndynastyminerals.com.

No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2013, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2013.

NYSE MKT EQUITIES CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE MKT Exchange ("NYSE MKT"). Section 110 of the NYSE MKT LLC Company Guide permits NYSE MKT to consider the laws, customs and practices of their home country in relaxing certain NYSE MKT listing criteria otherwise applicable to foreign issuers, and grants exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by United States domestic companies pursuant to NYSE MKT standards is contained on the Company’s website at www.northerndynastyminerals.com.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. The Company was not the operator of a mine in the United States during the fiscal year ended December 31, 2013.

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

Date: March 26, 2014.	NORTHERN DYNASTY MINERALS LTD.

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
99.5

Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2013, and 2012, together with the reports of the Independent Registered Public Accounting Firm thereon

99.6	Management’s Discussion and Analysis for the year ended December 31, 2013
99.7	Annual Information Form of the Company for the year ended December 31, 2013
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.9	Consent of J. David Gaunt, P.Geo.