Form 20-F
period 2014-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2015-05-15
CIK 1164771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-31224

NORTHERN DYNASTY MINERALS LTD.
(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

15th Floor, 1040 West Georgia Street
Vancouver, British Columbia, Canada, V6E 4H1
(Address of principal executive offices)

     Marchand Snyman, Chief Financial Officer
Facsimile No.: 604-684-8092
15th Floor, 1040 West Georgia Street
Vancouver, British Columbia, Canada, V6E 4H1
     (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: Not applicable	Name of each exchange on which registered: Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares with no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

95,009,864 common shares as of December 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]               No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Yes [   ]               No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer [ ]	Accelerated filer [X]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [   ]               Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]               No [X]

T A B L E O F C O N T E N T S

GENERAL

In this Annual Report on Form 20-F, all references to "we", "Northern Dynasty" or the "Company" refer to Northern Dynasty Minerals Ltd.

The Company uses the Canadian Dollar as its reporting currency. All references in this document to "Dollars" or "$" are expressed in Canadian Dollars ("CAD", "C$"), unless otherwise indicated. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of May 11, 2015 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS

Certain terms used herein are defined as follows:

Alkalic	Igneous rock containing a relatively high percentage of sodium and potassium feldspar; alteration can also introduce alkali minerals.
Argillic	Hydrothermal alteration of wall rock which forms clay minerals including kaolinite, smectite, illite and other species.
CuEQ	Copper Equivalent
Comminution	Reduction of solid materials from one average particle size to a smaller average particle size by crushing, grinding, cutting, vibrating, or other means.
Deportment	Assessment of how minerals contribute to grade, as each mineral is likely to behave differently to comminution, flotation or leaching.
Diorite	Grey to dark-grey igneous intrusive rock of intermediate composition, composed principally of plagioclase feldspar along with biotite, hornblende and/or pyroxene.
Geometallurgy	Practice of combining geology and/or geostatistics with metallurgy.
Graben	Down-dropped block of land bordered by parallel faults.
Granodiorite	Medium- to coarse-grained acid igneous rock with quartz (>20%), plagioclase and alkali feldspar, commonly with minor hornblende and/or biotite.
HDGI

Is a reference to Hunter Dickinson Group Inc. (now renamed 3537137 Canada Inc.) which is the related party corporation which originally held the options to the Pebble Project, and which was acquired by the Company to become a 100% subsidiary in fiscal 2006.

Hypogene	Processes below the earth's surface which, in mineral deposits, result in precipitation of primary minerals like sulphides.
Hydrothermal mineral deposit

Any concentration of metallic minerals formed by the precipitation of solids from hot waters (hydrothermal solution). The solutions may be sourced from a magma or from deeply circulating water heated by magma.

Intrusion (batholith, dyke, pluton)	Medium to coarse grained igneous bodies which crystallized at depth within the Earth's crust. Large intrusive bodies are called batholiths; smaller bodies are plutons and linear bodies are dykes.
Leached Cap	Rock which originally contained mineralization that was subsequently removed due to weathering processes.
Locked Cycle Test	A repetitive batch flotation test used in mineral processing laboratories while developing a metallurgical flowsheet.
Elements	Au - Gold; Ag - Silver; Al - Aluminum; Cu - Copper; Fe - Iron; Mo - Molybdenum; Na - Sodium; O - Oxygen; Pb - Lead; S - Sulphur; Zn - Zinc.
Monzonite	Igneous intrusive rock with approximately equal amounts of plagioclase and alkali feldspar, and less than 5% quartz by volume.
National Instrument 43- 101 ("NI 43-101")	The Canadian securities rule which establishes disclosure standards for mineral projects of Canadian resource companies.
Kriging	A method of estimation of a variable value (such as metal grade) at an unmeasured location from measured values, weighted by distance and orientation, at nearby locations.

Porphyry deposit	A type of mineral deposit genetically related to igneous intrusions in which ore minerals are widely distributed, generally of low grade but commonly of large tonnage.
Potassic	Hydrothermal alteration which results in the production of potassium- bearing minerals such as biotite, muscovite or sericite, and/or orthoclase.
Pyrophyllite	Aluminosilicate hydroxide mineral that forms as a result of hydrothermal alteration or low grade metamorphism.
Sodic	In this report, refers to a type of hydrothermal alteration that contains sodium-bearing minerals, most commonly albite feldspar.
Subduction	Process by which one tectonic plate moves under another tectonic plate.
Supergene	Refers to processes which occur relatively near the surface of the earth which modify or destroy original (hypogene) minerals by oxidation and chemical weathering.
Superterrane	A group of physically connected and related geological terranes (group of related rock units).

CURRENCY AND MEASUREMENT

All currency amounts in this Annual Report are stated in Canadian Dollars unless otherwise indicated. Approximate conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	3281	= feet
kilometers	0.621	= miles
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

RESOURCE CATEGORY (CLASSIFICATION) DEFINITIONS

The discussion of mineral deposit classifications in this Annual Report adheres to the mineral resource and mineral reserve definitions and classification criteria developed by the Canadian Institute of Mining ("CIM") 2014. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely "resources" (potential for economic viability) and "reserves" (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

Mineral Resource

A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Inferred Mineral Resource

That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Indicated Mineral Resource

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. It has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Measured Mineral Resource

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. It has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineral Reserve

The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre- Feasibility or Feasibility level as appropriate that include application of Modifying Factors, which are considerations used to convert Mineral Resources to Mineral Reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Probable Mineral Reserve

The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Mineral Reserve	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

This Annual Report on Form 20-F uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by companies in the United States (“US companies”).

In addition, this Annual Report on Form 20-F uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada.

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

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this prospectus is economically or legally mineable.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

FORWARD LOOKING STATEMENTS

The Annual Report on Form 20-F includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.

These statements appear in a number of places in this Form 20-F and include statements regarding our intent, belief or current expectation and that of our officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this prospectus or in documents incorporated by reference in this prospectus, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. All statements in documents incorporated herein, other than statements of historical facts that address future production, permitting, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Additional forward-looking statements include, among others, statements regarding:

•

that we will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements, and to obtain required operating permits;

•	our expected financial performance in future periods;

•	our plan of operations, including our plans to carry out exploration and development activities; and

•	our ability to raise capital for exploration and development activities.

Certain of the assumptions we have made include assumptions regarding, among other things:

•	that we will be ultimately able to obtain permitting for a mine at the Pebble Project;

•	that the market prices of copper and gold will not decline significantly nor for a lengthy period of time;

•

that we will be able to secure sufficient working capital necessary for the continued environmental assessment and permitting activities and engineering work which are preconditions to any potential development of the Pebble Project, which would then require engineering and financing in order to advance to ultimate construction;

•	that key personnel will continue their employment with us;

•	our ability to obtain the necessary expertise in order to carry out our exploration and development activities within the planned time periods; and

•	our ability to obtain adequate financing on acceptable terms.

Some of the risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include:

•	we may never obtain permitting for a mine at the Pebble Project for technical, legal or political reasons;

•	the existence of concerted opposition to the Pebble Project;

•	our ability to continue to fund our exploration and development activities;

•	the costs of development and operation of the Pebble Project may be greater than we anticipate;

•	the speculative nature of the mineral resource exploration business;

•	the lack of known reserves at the Pebble Project;

•	our inability to establish that the Pebble Project contains commercially viable deposits of ore;

•	our ability to continue on a going concern basis;

•	our ability to recover the financial statement carrying values of our Pebble Project if the Company ceases to continue on a going concern basis;

•	our history of financial losses;

•	the volatility of gold, copper and molybdenum prices;

•	the inherent risk involved in the exploration, development and production of minerals;

•	changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment;

•	the presence of unknown environmental hazards at the Pebble Project;

•	our inability to insure our operations against all risks;

•	the highly competitive nature of our business;

•	litigation risks and the inherent uncertainty of litigation;

•	the historical volatility in our share price;

•	the potential dilution to the Company's shareholders resulting from any future equity financings; and

•	the potential dilution to the Company's shareholders from the exercise of share purchase options to purchase our shares.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date such statements are made. The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

For the above reasons, information contained in this Form on 20-F herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The Company advises you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to Northern Dynasty or persons acting on the Company's behalf. The Company assumes no obligation to update the Company's forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. You should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with the Securities and Exchange Commission.

STATUS AS AN EMERGING GROWTH COMPANY

The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act, and the Company will continue to qualify as an "emerging growth company" until the earliest of:

(a)	the last day of the fiscal year during which the Company has total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more;

(b)

the last day of the Company's fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

(c)	the date on which the Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or

(d)	the date on which the Company is deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b–2.

Northern Dynasty expects to continue to be an emerging growth company until December 31, 2020.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "larger accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management's assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, the Company will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act, even if it were to qualify as an "accelerated filer" or a "larger accelerated filer". In addition, auditors of an emerging growth company are exempt from the rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

The Company has irrevocably elected to comply with new or revised accounting standards even though it is an emerging growth company.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable for an Annual Report.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for an Annual Report.

ITEM 3	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following tables summarize selected financial data for Northern Dynasty derived from the Company's audited financial statements, expressed in thousands of Canadian Dollars, and which have been prepared in accordance with and using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This selected financial data should be read in conjunction with the Company's audited financial statements for the fiscal years then ended.

Statements of Financial Position Data

($ 000’s)	2014	2013	2012	2011	2010
Mineral property, plant and equipment, net	$123,608	$108,050	$1,055	$1,055	$1,055
Total assets	135,510	141,784	132,934	145,241	144,247
Total liabilities	7,547	7,856	4,041	3,885	4,187
Working capital	5,869	29,681	32,134	42,474	43,332
Share capital	389,227	389,227	389,189	388,987	380,570
Reserves	84,031	58,649	51,129	48,132	35,114
Accumulated deficit	(345,295)	(313,948)	(311,425)	(295,763)	(275,624)
Net assets	127,963	133,928	128,893	141,356	140,060
Shareholders' equity	127,963	133,928	128,893	141,356	140,060

Statements of Comprehensive Loss (Income) Data

($ 000’s, except per share amounts and number of shares)	2014	2013	2012	2011	2010
Interest and other income	$(281)	$(1,136)	$(887)	$(944)	$(544)
General and administrative expenses	17,384	6,245	6,780	6,168	4,456
Exploration expenditures	12,877	1,991	4,461	819	1,800
Share-based payments	3,877	641	5,225	14,205	8,373
Other	(221)	(340)	83	(58)	–
Gain on discontinuance of equity method	–	(5,062)	–	–	–
Deferred income tax	(2,289)	184	–	(51)	30
Net loss for the year	31,347	2,523	15,662	20,139	14,115
Other comprehensive (income) loss	(9,953)	(6,887)	2,123	(2,153)	5,428
Total comprehensive loss (income)	21,394	(4,364)	17,785	17,986	19,543

Basic and diluted net loss per share	$0.33	$0.03	$0.16	$0.21	$0.15
Weighted average number of common shares outstanding	95,009,864	95,007,374	94,993,717	94,851,589	93,778,967

Currency and Exchange Rates

On May 11, 2015, the rate of exchange of the Canadian Dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1.00 = C$1.2107. Exchange rates published by the Bank of Canada, available on its website www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

Year Ended December 31 (Canadian Dollars per U.S. Dollar)
	2014	2013	2012	2011	2010
Rate at end of year	$ 1.1601	$ 0.9402	$ 1.0051	$ 0.9833	$ 0.9946
Average rate for year	$ 1.1046	$ 0.9711	$ 1.0004	$ 1.0110	$ 1.0303
High for year	$ 1.1656	$ 1.0165	$ 1.0299	$ 1.0583	$ 1.0745
Low for year	$ 1.0639	$ 0.9342	$ 0.9599	$ 0.9430	$ 0.9946

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
May 2015 (to May 11, 2015)	$ 1.2192	$ 1.2009
April 2015	$ 1.2612	$ 1.1954
March 2015	$ 1.2803	$ 1.2440
February 2015	$ 1.2635	$ 1.2403
January 2015	$ 1.2717	$ 1.1728
December 2014	$ 1.1643	$ 1.1344

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable for an Annual Report.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable for an Annual Report.

D.	RISK FACTORS

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of their entire investment. The risks associated with Northern Dynasty’s business include:

Inability to Achieve Mine Permitting of the Pebble Project

The principal risk facing the Company is that it will be ultimately be unable to secure the necessary permits under United States Federal and Alaskan State laws to build a mine at Pebble. There are prominent and well organized opponents of the Pebble Project and the Company may be unable, despite developing solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince mining regulatory authorities that a mine should be permitted at Pebble. If we are unable to secure the necessary permits to build a mine at the Pebble Project, we may be unable to achieve revenues from operations and/or recover our investment in the Pebble Project.

Negative Operating Cash Flow

The Company currently has a negative operating cash flow and will continue to have that for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

The Company believes it is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during one or more previous tax years, and may be a PFIC in the current tax year and possibly in subsequent tax years. If the Company is a PFIC for any tax year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a qualified electing fund election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any tax year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations." Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

The Pebble Project is Subject to Political and Environmental Regulatory Opposition

As is typical for a large scale mining project, the Pebble Project faces concerted opposition from many individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed ("BBW"). The BBW is an important wildlife and salmon habitat area. The United States Environmental Protection Agency has gone so far as to suggest that it may peremptorily prevent the Pebble Project from proceeding even before a mine permitting application is filed. Accordingly one of the greatest risks to the Pebble Project is seen to be political/permitting risk which may ultimately preclude construction of a mine at Pebble.

Northern Dynasty will require additional funding to meet the development objectives of the Pebble Project.

Northern Dynasty will need to raise additional financing (share issuances, debt or asset level partnering) to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, the joint venturing of the project, or other means. There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

The Pebble Partnership’s mineral property interests do not contain any ore reserves or any known body of economic mineralization.

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute "ore".

Mineral Resources disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are estimates only.

Northern Dynasty has included mineral resource estimates that have been made in accordance with National Instrument 43-101. These resource estimates are classified as "measured resources", "indicated resources" and "inferred resources". Northern Dynasty advises investors that while these terms are mandated by Canadian securities administrators, the U.S. Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as "measured resources" or "indicated resources" will ever be converted into ore reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

Northern Dynasty has no history of earnings and no foreseeable earnings, and may never achieve profitability or pay dividends.

Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings as its mineral properties are in the pre-development stage.

Northern Dynasty’s consolidated financial statements have been prepared assuming Northern Dynasty will continue on a going concern basis.

Northern Dynasty’s consolidated financial statements have been prepared on the basis that Northern Dynasty will continue as a going concern. At December 31, 2014, Northern Dynasty had working capital of approximately $9.4 million. Northern Dynasty has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in fiscal 2015. Additional financing will be required to pursue any material expenditures at the Pebble Project. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values.

As the Pebble Project is Northern Dynasty’s principal mineral property interest, the failure to establish that the Pebble Project possesses commercially viable and legally mineable deposits of ore may cause a significant decline in the trading price of Northern Dynasty’s common shares and reduce its ability to obtain new financing.

The Pebble Project is, through the Pebble Partnership, Northern Dynasty’s principal mineral property interest. Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would possibly result in further declines in the trading price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

If prices for copper, gold and molybdenum decline, Northern Dynasty may not be able to raise the additional financing required to fund expenditures for the Pebble Project.

The ability of Northern Dynasty to raise financing to fund the Pebble Project, will be significantly affected by changes in the market price of the metals for which it explores. The prices of copper, gold and molybdenum are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold and molybdenum have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold and molybdenum, with the result that Northern Dynasty may not have sufficient financing with which to fund its exploration activities

Northern Dynasty competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance with environmental requirements will take considerable resources and changes to these requirements could significantly increase the costs of developing the Pebble Project and could delay these activities.

The Pebble Partnership and Northern Dynasty must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in government regulations or the application thereof and the presence of unknown environmental hazards on Northern Dynasty’s mineral properties may result in significant unanticipated compliance and reclamation costs.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine at the Pebble Project. Refer to further discussion in Item 8 - A3. Legal Proceedings.

Litigation

The Company is currently and may in future be subject to legal proceedings in the development of its Pebble Project. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably it may have a material adverse effect of the Company.

Northern Dynasty is subject to many risks that are not insurable and, as a result, Northern Dynasty will not be able to recover losses through insurance should such certain events occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increase in Northern Dynasty’s operating expenses which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

The market price of Northern Dynasty’s common shares is subject to high volatility and could cause investor loss.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. The effect of these and other factors on the market price of the Company’s common shares suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Northern Dynasty shares.

If Northern Dynasty loses the services of the key personnel that it engages to undertake its activities, then Northern Dynasty’s plan of operations may be delayed or be more expensive to undertake than anticipated.

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Services Inc. ("HDSI"). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the Pebble Project. There can be no assurance that the services of all necessary key personnel will be available when required or if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the loss of services of key personnel could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

ITEM 4	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Incorporation

Northern Dynasty is a mineral exploration company incorporated on May 11, 1983 pursuant to the Company Act of the Province of British Columbia (predecessor statute to the British Columbia Corporations Act in force since 2004), under the name "Dynasty Resources Inc.". On November 30, 1983 the Company changed its name to "Northern Dynasty Explorations Ltd." and subsequently, on October 11, 1997, changed its name to Northern Dynasty Minerals Ltd. Northern Dynasty became a reporting company in the Province of British Columbia on April 10, 1984 and was listed on the Vancouver Stock Exchange (now the TSX Venture Exchange and herein generally "TSX Venture") from 1984-1987, listed on the Toronto Stock Exchange from 1987-1993, and unlisted but continued to comply with its continuous disclosure obligations from 1993 to 1994, and thereupon listed on TSX Venture from 1994 to October 30, 2007 when it began trading on the Toronto Stock Exchange ("TSX"). In November 2004, the common shares of Northern Dynasty were also listed on the American Stock Exchange ("AMEX"). AMEX was purchased by the New York Stock Exchange ("NYSE") and the Company now trades on the NYSE MKT Exchange ("NYSE MKT").

Offices

The head office of Northern Dynasty is located at Suite 1500, 1040 West Georgia Street, Vancouver, British Columbia, Canada V6E 4H1, telephone (604) 684-6365, facsimile (604) 684-8092. The Company’s legal registered office is in care of its Canadian attorneys, McMillan LLP, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084.

The Company’s Alaska mineral resource exploration business is operated through an Alaskan registered limited partnership, the Pebble Limited Partnership (the "Pebble Partnership" or "PLP"), in which the Company (since December 2013) owns a 100% interest through subsidiary entities. A 100% subsidiary of the Company, Pebble Mines Corp. is the general partner of the Pebble Partnership and responsible for its day-to-day operations. The business address of the Northern Dynasty Partnership is Suite 602, 3201 C Street, Anchorage, Alaska, USA, 99503.

Company Development

Northern Dynasty is a mineral exploration company focused on developing the Pebble Project, a copper-gold-molybdenum mineral project. The Pebble Project is located in southwest Alaska, approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

To December 31, 2014, approximately $797 million (US$744 million)1 in expenditures have been incurred on the Pebble Project. Of this amount, approximately $595 million (US$573 million) in funding was provided to the Pebble Partnership by an affiliate of Anglo American plc ("Anglo American") and expended from 2007 to December 10, 2013 after which time Northern Dynasty re-acquired Anglo American’s 50% ownership interest in the Pebble Partnership on the latter’s withdrawal. Prior to the formation of the Pebble Partnership in 2007, Northern Dynasty had spent approximately $188 million on exploration activities and a further $106 million in acquisition costs on the Pebble Project.

Northern Dynasty does not have any operating revenue, although currently and historically it has had non-material annual interest revenue as a consequence of investing its surplus funds.

Significant Acquisitions, Dispositions and Group Reorganization

Northern Dynasty via 100% owned subsidiaries and other entities holds indirect interests in mineral claims on State land in southwest Alaska, USA. These claims (including certain area claims) form what is referred to as the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project").

Pebble Limited Partnership and Pebble Project

On July 26, 2007, the Company converted a wholly-owned general partnership that held its Pebble Project interests into a limited partnership, the Pebble Partnership. The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project.

______________________________

1 During the period 2007 to 2013, the Pebble Partnership expended several hundred million dollars on the Pebble Project, a major portion of which was spent on exploration programs, resource estimates, environmental data collection and technical studies, with a significant portion spent on engineering of various possible mine development models, as well as related infrastructure, power and transportation systems. As a consequence of several factors, including the Environmental Protection Agency (the "EPA") opposition to the Pebble Project, the withdrawal of Anglo American plc from the project and the passage of time, technical and engineering studies related to mine-site and infrastructure development are considered to have very uncertain and perhaps little value at this time. Environmental baseline studies and data collection remains a significant legacy asset of the Company from this period.

Anglo American through a wholly-owned affiliate subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. To maintain its 50% interest in the Pebble Partnership, Anglo American was required to commit staged cash investments into the Pebble Partnership aggregating to US$1.5 billion. On September 15, 2013, Anglo American gave notice to the Company of its withdrawal from the Pebble Partnership. In December 2013, the Company exercised its right to acquire Anglo American’s 50% interest and consequently holds a 100% interest in the Pebble Partnership and Pebble Mines Corp. (the General Partner of the Pebble Partnership which administers the Pebble Project).

Under the Pebble Partnership Agreement and applicable tax regulations, neither the Company nor its affiliated general partnership will be entitled to the benefits for tax purposes of the expenditures incurred by the Pebble Partnership from Anglo American’s investment, as these benefits accrued exclusively to Anglo American under the Pebble Partnership Agreement and applicable tax regulations.

2006 Equity Investment by Rio Tinto Affiliate

In 2006, the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. ("Kennecott", a subsidiary of Rio Tinto plc) for $10.00 per share for proceeds of approximately $87 million. In January 2007, Northern Dynasty was advised by Galahad Gold plc ("Galahad"), a significant shareholder of the Company that QIT-Fer Et Titane Inc., an affiliate of Rio Tinto, agreed to purchase 9.4 million shares of Northern Dynasty from Galahad at a price of $10.00 per share. The share purchase, which closed February 1, 2007, increased Rio Tinto’s indirect ownership in Northern Dynasty to approximately 19.8% . In early 2014, this holding represented approximately 19.1% of Northern Dynasty’s outstanding and issued common shares. Rio Tinto plc divested of its shares in April 2014.

Special Warrant Financing

In late December 2014 and early January 2015, the Company completed a financing to raise proceeds of $15.5 million through the issuance of 35,962,735 Special Warrants, each convertible into one Common Share without payment of additional consideration. See Item 10 - C. Material Contracts.

B.	THE PEBBLE PROJECT

The Company’s business is the exploration and advancement towards feasibility, permitting and ultimately development of a copper-gold-molybdenum mineral resource in Alaska, USA known as the "Pebble Project".

The Pebble Project is Subject to State and Federal Laws

The Pebble Partnership is required to comply with all Alaska statutes in connection with the Pebble Project. These statutes govern titles, operations, environmental, development, operating and generally all aspects of exploration and development of a mine in Alaska.

Alaska Statute 38.05.185 among others establishes the rights to mining claims and mineral leases on lands owned by the State of Alaska and open to mineral entry. This group of statutes also covers annual labor and rental requirements, and royalties.

Operations on claims or leases on state owned land must be permitted under a plan of operations as set out in Title 11 of the Alaska Administrative Code, Chapter 86, Section 800. This regulation generally provides that the State Division of Mining can be the lead agency in coordinating the comments of all agencies which must consent to the issuance of a plan of operations, and sets the requirements for the approval of a plan of operations.

Environmental conditions are controlled by Alaska Statute 46.08 (which prohibits release of oil and hazardous substances), Alaska Statute 46.03.060 (which sets water quality standards), and Alaska Statute 46.14 (which sets air quality standards).

Once a decision is made to enter permitting, the Pebble Project will be required to satisfy permitting requirements at three levels: federal, state and local (borough). The process takes approximately 3-4 years to complete and involves 11 regulatory agencies, 60+ categories of permits and significant ongoing opportunities for public involvement. The Alaska Department of Natural Resources Large Mine Permitting Team is responsible for coordinating permitting activities for large mine projects.

To satisfy permitting requirements under the National Environmental Policy Act ("NEPA") and other regulatory statutes, a project must provide a comprehensive project design and operating plan for mine-site and infrastructure facilities; documentation of development alternatives investigated; mitigation and compensation strategies, and identification of residual effects; and environmental monitoring, reclamation and closure plans. The first step is to provide the required information for an Environmental Impact Statement ("EIS") under NEPA, including a Project Description and Environmental Baseline Document Prepared by a third-party contractor under the direction of a lead federal agency, expected to be the US Army Corps of Engineers. The EIS will determine whether sufficient evaluation of the project's environmental effects and development alternatives has been undertaken. It will also provide the basis for federal, state and local government agencies to make individual permitting decisions.

Under the U.S. Clean Water Act, Section 404(c), the Administrator of the Environmental Protection Agency ("EPA") is given the right to disallow the specification (including the withdrawal of specification) of any defined area as a disposal site if he or she determines that the release of such material will have an unacceptable adverse effect on municipal water supplies, local wildlife, spawning and breeding areas of fisheries, shellfish beds, and/or recreational areas. Such decisions made by the Administrator require notice and opportunity for public hearings, and consultation with the Secretary of the Army Corp of Engineers. The Administrator shall set forth in writing and make public his or her findings and reasons for making any determination under this subsection.

Ownership History

In October 2001, Northern Dynasty acquired, through its Alaskan subsidiary, a two-part Pebble Property purchase option previously secured by HDGI from an Alaskan subsidiary of Teck Cominco Limited, now Teck Resources Limited (“Teck”). In particular, HDGI assigned 80% of this two-part option (the Teck Option) to Northern Dynasty while retaining 20% thereof. The first part of the Teck Option permitted Northern Dynasty to purchase (through its Alaskan subsidiary) 80% of the previously drilled portions of the Pebble Property on which the majority of the then known copper mineralization occurred (the “Resource Lands Option”). Northern Dynasty could exercise the Resource Lands Option through the payment of cash and shares aggregating US$10 million prior to November 30, 2004. The second part of the Teck Option permitted Northern Dynasty to earn a 50% interest in the exploration area outside of the Resource Lands (the “Exploration Lands Option”). Northern Dynasty could exercise the Explorations Lands Option by doing some 60,000 ft (18,200 m) of exploration drilling by November 30, 2004, which it completed on time. The HDGI assignment of the Teck Option also allowed Northern Dynasty to purchase the other 20% of the Teck Option retained by HDGI for its fair value.

In November 2004, Northern Dynasty exercised the Resource Lands Option and acquired 80% of the Resource Lands. In February 2005, Teck elected to sell its residual 50% interest in the Exploration Lands to Northern Dynasty for US$4 million. Teck still retains a 4% pre-payback advance net profits royalty interest (after debt service) and 5% after-payback net profits interest royalty in any mine production from the Exploration Lands portion of the Pebble property as shown on the figure below.

In June 2006, Northern Dynasty acquired, through its Alaska subsidiaries, the remaining HDGI 20% interest in the Resource Lands and Exploration Lands by acquiring HDGI from its shareholders and through its various subsidiaries had thereby acquired an aggregate 100% interest in the Pebble Property, subject only to the Teck net-profits royalties on the Exploration Lands. At that time, Northern Dynasty operated the Pebble Property through anAlaskan general partnership with one of its subsidiaries.

In July 2007, the Pebble Partnership was created and an indirect wholly-owned subsidiary of Anglo American subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of Northern Dynasty and Anglo American effectively had equal control and management rights in the Pebble Partnership and its general partner, Pebble Mines Corp., through respective wholly-owned affiliates. The Pebble Partnership's assets include the shares of two Alaskan subsidiaries, which hold registered title to the claims. To maintain a 50% interest in the Pebble Partnership, Anglo American was required to make staged cash investments into the Pebble Partnership, aggregating $1.5 billion, towards comprehensive exploration, engineering, environmental and socioeconomic programs and, if warranted, development of the Pebble Project. On September 15, 2013, Anglo American gave Northern Dynasty a 60-day notice of withdrawal from the Pebble Project. In December 2013, Northern Dynasty exercised its right to acquire Anglo American’s interest in the Pebble Partnership and now holds a 100% interest in the Pebble Partnership.

On June 29, 2010, Northern Dynasty entered into an agreement with Liberty Star Uranium and Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), pursuant to which Liberty Star sold 23.8 square miles of claims (the 95 "Purchased Claims") to a U.S. subsidiary of Northern Dynasty in consideration for both a $1 million cash payment and a secured convertible loan from Northern Dynasty in the amount of $3 million. The parties agreed, through various amendments to the original agreement, to increase the principal amount of the Loan by $730,174. Northern Dynasty later agreed to accept transfer of 199 claims (the “Settlement Claims”) located north of the ground held 100% by the Pebble Partnership in settlement of the Loan. These claims are now held by Northern Dynasty’s subsidiary U5 Resources Inc. See Property Description below for current claim holding.

On January 31, 2012, the Pebble Partnership entered into a Limited Liability Company Agreement with Full Metal Minerals (USA) Inc. (“FMMUSA”), a wholly-owned subsidiary of Full Metal Minerals Corp., to form Kaskanak Copper LLC (the “LLC”). Under the agreement, the Pebble Partnership could earn a 60% interest in the LLC, which indirectly owned 100% of the Kaskanak claims, by incurring exploration expenditures of at least US$3 million and making annual payments of $50,000 to FMMUSA over a period ending on December 31, 2013. On May 8, 2013, the Pebble Partnership purchased FMMUSA’s entire ownership interest in the LLC for a cash consideration of $750,000. As a result, the Pebble Partnership gained a 100% ownership interest in the LLC, the indirect owner of a 100% interest in a group of 542 claims located south and west of other ground held by the Pebble Partnership. See Property Description below for current claim holding.

TECHNICAL SUMMARY

The following disclosure is mainly summarized from the “2014 Technical Report on the Pebble Project, Southwest Alaska, USA” by J. David Gaunt, P.Geo., James Lang, P.Geo., Eric Titley, P.Geo., and Ting Lu, P.Eng., effective date December 31, 2014 (“2014 Technical Report”), and updated from Company files. Additional details can be found in the 2014 Technical Report which is filed on the Company’s profile at www.sedar.com and as a Form 6-K on the Company’s profile at www.sec.gov.

Introduction

The Pebble deposit was originally discovered in 1989 and was acquired by Northern Dynasty in 2001. Since that time, Northern Dynasty and subsequently the Pebble Limited Partnership (the “Pebble Partnership”, in which Northern Dynasty currently owns a 100% interest) have conducted significant mineral exploration, environmental baseline data collection, and engineering work on the Pebble Project to advance it towards development.

Work at Pebble has led to an overall expansion of the Pebble deposit, as well as the discovery of several other mineralized occurrences along an extensive northeast-trending mineralized system underlying the property. Over one million feet of drilling has been completed on the property, a large proportion of which has been focused on the Pebble deposit.

In light of more recent stakeholder and regulatory feedback, Northern Dynasty initiated a comprehensive review of previous analyses of the Pebble Project in late 2013 and in 2014 commissioned the 2014 Technical Report to update information on the mineral resources and metallurgy for the project.

Property Description and Location

The Pebble Project is located in southwest Alaska, approximately 200 miles southwest of Anchorage, 17 miles northwest of the village of Iliamna, 160 miles northeast of Bristol Bay, and approximately 60 miles west of Cook Inlet.

Figure 1 Property Location – Pebble Project

Northern Dynasty holds, indirectly through wholly-owned subsidiaries including the Pebble Partnership, a 100% interest in a contiguous block of 2,402 mineral claims covering approximately 417 square miles (Figure 2). This includes 1,718 claims covering 248.2 square miles (including the Pebble deposit) held by Pebble Partnership subsidiaries, Pebble East Claims Corporation and Pebble West Claims Corporation; 464 claims covering an area of 116 square miles held by Pebble Partnership indirect subsidiary, Kaskanak LLC1; and 220 claims covering 52.5 square miles held by Northern Dynasty subsidiary U5 Resources Inc. The details of the mineral claims are provided as Exhibit 15.01.

State mineral claims in Alaska are kept in good standing by performing annual assessment work or in lieu of assessment work by paying $100 per year per 40 acre (0.06 square mile) mineral claim, and by paying annual escalating state rentals. All of the assessment work payment obligations come due annually on August 31. Credit for excess work can be banked for a maximum of five years afterwards, and can be applied as necessary to continue to hold the claims in good standing. The Project claims have a variable amount of work credit available that can be applied in this way and will be applied in 20152. State rentals for 2015 are US$990,390 and are payable no later than 90 days after the assessment work.

The Pebble Partnership currently does not own surface rights associated with the mineral claims that comprise the Pebble Property. All lands are held by the State of Alaska, and surface rights may be acquired from the state government once areas required for mine development have been determined and permits awarded. Permits necessary for exploration drilling and other field programs associated with pre-development assessment of the Pebble Project are applied for each year. There are no existing material environmental liabilities associated with the Pebble Project.

______________________________

1 In January 2015, Kaskanak Inc and its wholly-owned parent, Kaskanak Copper LLC were merged with Pebble East Claims Corporation, with the latter the surviving entity.

[2] Annual assessment work obligations for the property of some US$667,700 will be covered by banked credits in 2015.

Figure 2 Mineral Claims – Pebble Project

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Current access to the property is by helicopter from Iliamna. There is a modern airfield at Iliamna, with two paved 4,920 ft airstrips, that services the communities of Iliamna, Newhalen and Nondalton. The runways are suitable for DC-6 and Hercules cargo aircraft and commercial jet aircraft.

There are paved roads that connect the villages of Iliamna and Newhalen to the airport and to each other, and a partly paved, partly gravel road that extends to a proposed Newhalen River crossing near Nondalton. The property is currently not connected to any of these local communities by road; a road would be planned as part of the project design.

There is no access road that connects the communities nearest the Pebble Project to the coast on Cook Inlet. From the coast, at Williamsport on Iniskin Bay, there is an 18.6 mile state-maintained road that terminates at the east end of Iliamna Lake, where watercraft and transport barges may be used to access Iliamna. The route from Williamsport, over land to Pile Bay on Iliamna Lake, is currently used to transport bulk fuel, equipment and supplies to communities around the lake during the summer months. Also during summer, supplies are barged up the Kvichak River, approximately 43.4 miles southwest of Iliamna, from Kvichak Bay on the North Pacific Ocean.

A small run-of-river hydroelectric installation on the nearby Tazamina River provides power for the three communities in the summer months. Supplemental power generation using diesel generators is required during winter months.

Iliamna and surrounding communities have a combined population of just over 400 people. As such, there is limited local commercial infrastructure except that which services seasonal sports fishing and hunting.

The property is situated at approximately 1,000 ft above mean sea level in an area described as subarctic tundra. It is characterized by gently rolling hills and an absence of permafrost. The climate is sufficiently moderate to allow a well-planned mineral exploration program to be conducted year-round at Pebble.

Geological Setting and Mineralization

Pebble is a porphyry-style copper-gold-molybdenum-silver deposit that comprises two adjacent, contiguous, coeval hydrothermal centers called the Pebble East and Pebble West zones. Mineralization in the Pebble West zone extends from surface to depths of at least 3,000 ft whereas higher grade mineralization in the Pebble East zone extends to a depth of at least 5,810 ft but is concealed beneath an east-thickening wedge of unmineralized rock types. An important exploration target is represented by high-grade, but as yet undelineated, mineralization on the far eastern side of the deposit which was dropped 1,970 to 2,950 ft by normal faults into the northeast-trending East Graben.

The Pebble deposit formed about 90 million years ago in response to intrusion of granodiorite magmas generated by subduction of the Pacific Plate beneath the Wrangellia Superterrane. The Pebble deposit is hosted by these granodiorite intrusions and by the sedimentary and volcanic rocks of Jurassic to Cretaceous age, granodiorite and diorite sills and alkalic monzonite intrusions and associated breccias which host them.

Mineralization at Pebble is predominantly hypogene, although the Pebble West zone contains a thin zone of variably developed leached cap and underlying supergene mineralization. Disseminated and vein-hosted copper-gold-molybdenum-silver mineralization, dominated by chalcopyrite and locally accompanied by bornite, is associated with early potassic alteration in the shallow part of the Pebble East zone and with early sodic-potassic alteration in the Pebble West zone and deeper parts of the Pebble East zone. High-grade copper-gold mineralization is associated with younger pyrophyllite- and sericite-bearing subtypes of advanced argillic alteration in the Pebble East zone. The deposit is surrounded by weakly mineralized quartz-sericite-pyrite alteration; in the upper center of the deposit quartz-illite-pyrite alteration is an illite-altered relict of a mostly eroded quartz-sericite-pyrite cap to the deposit.

Exploration

Historical

Cominco Alaska, a division of Cominco Ltd. now Teck (“Cominco (Teck)”) began reconnaissance exploration in the Pebble region in the mid-1980s and in 1984 discovered the Sharp Mountain gold prospect near the southern margin of the current property. Gold was discovered in quartz veins of probable Tertiary age near the peak of Sharp Mountain. Grab samples of veins in talus ranged from 0.045 oz/ton Au to 9.32 oz/ton Au and 3.0 oz/ton Ag. In 1987, examination and sampling of several prominent limonitic and hematitic alteration zones yielded anomalous gold concentrations from the Sill prospect and the Pebble discovery outcrop.

Geophysical surveys were conducted on the property between 1988 and 1997. An IP survey in 1989 at Pebble displayed response characteristics of a large porphyry-copper system. The surveys were dipole-dipole induced polarization (“IP”) surveys which defined a chargeability anomaly about 31.1 square miles in extent within Cretaceous age rocks which surround the eastern to southern margins of the Kaskanak batholith. All known zones of mineralization of Cretaceous age on the Pebble property occur within the broad IP anomaly.

In 1991, baseline environmental and engineering studies were initiated and weather stations were established. A preliminary evaluation was undertaken by Cominco (Teck) in 1991, and updated in 1992. Historical estimates of the mineral resources for the Pebble deposit were completed by Cominco (Teck), most recently in 2000.

Northern Dynasty and Pebble Partnership

Between 2001 and 2006, the entire Pebble property was mapped for rock type, structure and alteration at a scale of 1:10,000, providing an important geological framework for interpretation of other exploration data. A geological map of the Pebble deposit was also constructed but, due to a paucity of outcrop, was based solely on drill hole information. The content and interpretation of district and deposit scale geological maps have not changed materially from those presented in 2009 and 2010.

A number of geophysical surveys, including IP, magnetic and other survey types were completed by Northern Dynasty and the Pebble Partnership between 2001 and 2010 to test the Pebble deposit and other occurrences on the Pebble property. Between 2001 and 2003, Northern Dynasty collected 1,026 soil samples, outlining high-contrast, coincident anomalies in gold, copper, molybdenum and other metals in an area that measures at least 5.6 miles north-south by up to 2.5 miles east-west, with strong but smaller anomalies in several outlying zones. All soil geochemical anomalies lie within the 31.1 square mile IP chargeability anomaly. Limited surficial geochemical surveys were completed in 2010 and 2011.

Drilling

Extensive drilling totalling 1,042,218 ft has been completed in 1,355 holes on the Pebble Project. These result from annual drill programs which took place during 19 of the 26 years from 1988 to 2013.

Northern Dynasty and the Pebble Partnership completed drilling for exploration, deposit delineation, engineering and environmental purposes between 2001 and 2013. Highlights from exploration and deposit delineation drilling since 2001 include:

•

in 2002, drill testing of IP chargeability and multi-element geochemical anomalies outside of the Pebble deposit but within the larger and broader IP chargeability anomaly discovered the 38 Zone porphyry copper-gold-molybdenum deposit, the 52 Zone porphyry copper occurrence, the 37 Zone gold-copper skarn deposit, the 25 Zone gold deposit, and several small occurrences in which gold values exceeded 3.0 g/t.

•

in 2003, drilling took place within and adjacent to the Pebble West zone and outside the Pebble deposit to test for extensions and new mineralization at four other zones, including the 38 Zone porphyry copper-gold-molybdenum deposit and the 37 Zone gold-copper skarn deposit.

•	in 2004, 147 exploration holes were drilled in the Pebble deposit; the Pebble East zone is identified; the 308 Zone porphyry copper-gold-molybdenum deposit is discovered.

•	in 2005 and 2006, drilling at Pebble East confirms its large size and higher grades of copper, gold and molybdenum.

•	in 2007, 34 holes extend Pebble East to the northeast, northwest, south and southeast.

•	in 2008, 31 delineation and infill holes were drilled at Pebble East. FMMUSA drilled seven exploration holes on land that is now controlled by the Pebble Partnership.

•	in 2009 and 2010, delineation holes were drilled at the margins of Pebble West and exploration holes were drilled elsewhere on the property.

•

in 2011 and 2012, holes drilled at the Pebble West zone indicate potential for resource expansion laterally and to depth; exploration targets were tested on the Kaskanak claims to the northwest and south of Pebble, and on the KAS claims further south.

Drilling for engineering (metallurgical and geotechnical) and environmental (hydrological) purposes began in 2004 and continued through 2013.

The spatial distribution and type of holes drilled are illustrated below.

Figure 3 Location of Drill Holes – Pebble Project

Most of the footage on the Pebble Project was drilled using diamond core drills. Only 18,716 ft were percussion-drilled from 222 rotary drill holes. Many of the cored holes were advanced through overburden using a tricone bit with no core recovery. These overburden lengths are included in the core drilling total.

Since early 2004, all Pebble drill core has been geotechnically logged on a drill run basis. Over 69,000 measurements were made for a variety of geotechnical parameters on 735,000 ft of core drilling. Recovery is generally very good and averages 98.5% overall; two-thirds of all measured intervals have 100% core recovery. Additionally, all Pebble drill core from the 2001 through 2013 drill programs was photographed in a digital format.

All drill hole collars have been surveyed using a differential global positioning system. A digital terrain model for the site was generated by photogrammetric methods in 2004. All post-Cominco (Teck) drill holes have been surveyed downhole, typically using a single shot magnetic gravimetric tool. A total of 989 holes were drilled vertically (-90°) and 192 were inclined from -42° to -85° at various azimuths.

A summary of drilling by various categories (operator, type, year and area) to the end of the 2013 exploration program are compiled in the table below. As shown in Figure 3 and Table 1 (East, West, Main), a large proportion of the drilling has been directed toward the Pebble deposit.

Table 1 Summary of Drill Holes – Pebble Project

	No. of Holes	Feet	Metres
By Operator
Cominco (Teck) [1]	164	75,741.0	23,086
Northern Dynasty	578	495,069.5	150,897
Pebble Partnership [2]	606	465,957.7	142,024
FMMUSA	7	5,450.0	1,661
Total	1,355	1,042,218.2	317,668

	No. of Holes	Feet	Metres
By Type
Core [1,5]	1,132	1,023,297.6	311,901
Percussion [6]	223	18,920.6	5,767
Total	1,355	1,042,218.2	317,668
By Year
1988 [1]	26	7,601.5	2,317
1989 [1]	27	7,422.0	2,262
1990	25	10,021.0	3,054
1991	48	28,129.0	8,574
1992	14	6,609.0	2,014
1993	4	1,263.0	385
1997	20	14,695.5	4,479
2002	68	37,236.8	11,350
2003	67	71,226.6	21,710
2004	267	165,567.7	50,465
2005	114	81,978.5	24,987
2006 [3]	48	72,826.9	22,198
2007 [4]	92	167,666.9	51,105
2008 [5]	241	184,726.4	56,305
2009	33	34,947.5	10,652
2010	66	57,582.0	17,551
2011	85	50,767.7	15,474
2012	81	35,760.2	10,900
2013	29	6,190.0	1,887
Total	1,355	1,042,218.2	317,668
By Area
East	141	446,379.3	136,056
West	443	351,986.7	107,286
Main [7]	101	10,674.7	3,254
NW	203	45,948.4	14,005
North	46	25,695.9	7,832
NE	10	1,097.0	334
South	98	50,262.5	15,320
25 Zone	8	4,047.0	1,234
37 Zone	7	4,252.0	1,296
38 Zone	20	14,221.5	4,335
52 Zone	5	2,534.0	772
308 Zone	1	879.0	268
Eastern	21	3,105.0	946
Southern	153	60,442.4	18,423
SW	51	9,337.8	2,846
Sill	39	10,445.5	3,184
Cook Inlet	8	909.5	277
Total	1,355	1,042,218.2	317,668

Notes to table:

1.	Includes holes drilled on the Sill prospect.

2.	Holes started by Northern Dynasty and finished by the Pebble Partnership are included as the Pebble Partnership.

3.	Drill holes counted in the year in which they were completed.

4.	Wedged holes are counted as a single hole including full length of all wedges drilled.

5.	Includes FMMUSA drill holes; data acquired in 2010.

6.	Shallow (<15 ft) auger holes not included.

7.	Comprises holes drilled entirely in Tertiary cover rocks within the Pebble West and Pebble East areas.

Some numbers may not sum exactly due to rounding.

Sampling, Analysis and Security of Samples

The Pebble deposit has been explored by extensive core drilling, with 80,859 samples having been taken from drill core for assay analysis. Nearly all potentially mineralized Cretaceous core drilled and recovered has been sampled by halving in 10 ft lengths. Similarly, all core recovered from the Late Cretaceous to Early Tertiary cover sequence has also been sampled, typically on 20 ft sample lengths, with some shorter sample intervals in areas of geologic interest. Unconsolidated overburden material, where it exists, is generally not recovered by core drilling and therefore not usually sampled.

Rock chips from the 222 rotary percussion holes were generally not sampled for assay analysis, as the holes were drilled for monitoring wells and environmental purposes. Only 35 samples were taken from the drill chips of 26 rotary percussion holes outside the Pebble deposit area, which were drilled for condemnation purposes.

Analytical work in 2002 and from 2004 to 2013 was completed by ALS Minerals Laboratories of North Vancouver, an ISO 9002 certified laboratory. Analytical work for the 2003 drilling program was completed by SGS Canada Inc. of Toronto, ON, an ISO 9002 registered, ISO 17025 accredited laboratory.

Northern Dynasty maintained an effective Quality Control/Quality Assurance (“QA/QC”) program consistent with industry best practices, which has continued from 2007 to 2013 under the Pebble Partnership. This program is in addition to the QA/QC procedures used internally by the analytical laboratories. The QA/QC program has also been subject to independent review by Analytical Laboratory Consultants Ltd. and Nicholson Analytical Consulting. The analytical consultants provide ongoing monitoring, including facility inspection and timely reporting of the performance of standards, blanks and duplicates in the sampling and analytical program. The results of this program indicate that analytical results are of a high quality, suitable for use in detailed modelling and resource evaluation studies. The QA/QC sample types used in the program are described in the table below.

Table 2 Summary of Quality Control/Quality Assurance Sampling – Pebble Project

QC Code	Sample Type	Description	% of Total
MS	Regular Mainstream	Regular samples submitted for preparation and analysis at the primary laboratory.	90%
ST	Standard (Certified Reference Material)	Mineralized material in pulverized form with a known concentration and distribution of element(s) of interest. Randomly inserted using pre-numbered sample tags.	5% or 1 in 20
DP	Duplicate or Replicate	An additional split taken from the remaining pulp reject, coarse reject, ¼ core or ½ core remainder. Random selection using pre-numbered sample tags.	5% or 1 in 20
SD	Standard Duplicate	Standard reference sample submitted with duplicates and replicates to the check laboratory.	<1%
BL	Blank	Sample containing negligible or background amounts of elements of interest, to test for contamination.	1%

Core was boxed at the rig and transported daily by helicopter to the secure logging facility in Iliamna. Half cores remaining after sampling were replaced in the original core boxes and stored at Iliamna, AK in a secure compound. Crushed reject samples from the 2006 through 2013 analytical programs are stored in locked containers at Delta Junction, AK. Drill core assay pulps from the 1989 through 2013 programs are stored at a secure warehouse in Langley, BC.

Mineral Resources

The current estimate of the mineral resources in the Pebble deposit is based on approximately 59,000 assays obtained from 699 drill holes completed to the end of 2013. The resource tabulated below was estimated using ordinary kriging by David Gaunt, P.Geo., a qualified person who is not independent of Northern Dynasty.

The tabulation is based on copper equivalency that incorporates the contribution of copper, gold and molybdenum. Although the estimate includes silver, it was not used as part of the copper equivalency calculation in order to facilitate comparison with previous estimates which did not consider the silver content or its potential economic contribution. A base case cut-off of 0.3% CuEq is highlighted.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms, "measured resources" and "indicated resources". The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Table 3 2014 Estimate of Mineral Resources – Pebble Deposit Measured and Indicated Categories

Threshold CuEq %	CuEq%	Tonnes	Cu (%)	Au (g/t)	Mo (ppm)	Ag (g/t)
Measured
0.3	0.65	527,000,000	0.33	0.35	178	1.66
0.4	0.66	508,000,000	0.34	0.36	180	1.68
0.6	0.77	279,000,000	0.40	0.42	203	1.84
1.0	1.16	28,000,000	0.62	0.62	302	2.27
Indicated
0.3	0.77	5,912,000,000	0.41	0.34	245	1.66
0.4	0.82	5,173,000,000	0.45	0.35	260	1.75
0.6	0.99	3,450,000,000	0.55	0.41	299	1.99
1.0	1.29	1,411,000,000	0.77	0.51	343	2.42
Measured + Indicated
0.3	0.76	6,439,000,000	0.40	0.34	240	1.66
0.4	0.81	5,681,000,000	0.44	0.35	253	1.75
0.6	0.97	3,729,000,000	0.54	0.41	291	1.98
1.0	1.29	1,439,000,000	0.76	0.51	342	2.42

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section also uses the term "inferred mineral resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Table 4 2014 Estimate of Mineral Resources – Pebble Deposit Inferred Category

Threshold CuEq %	CuEq%	Tonnes	Cu (%)	Au (g/t)	Mo (ppm)	Ag (g/t)
Inferred
0.3	0.54	4,460,000,000	0.25	0.26	222	1.19
0.4	0.68	2,630,000,000	0.33	0.30	266	1.39
0.6	0.89	1,290,000,000	0.48	0.37	291	1.79
1.0	1.20	360,000,000	0.69	0.45	377	2.27

The tabulated mineral resources are subject to the notes below:

These resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred resources will ever be upgraded to a higher category.

Copper equivalent calculations use metal prices of $1.85/lb for copper, $902/oz for gold and $12.50/lb for molybdenum, and recoveries of 85% for copper 69.6% for gold, and 77.8% for molybdenum in the Pebble West zone and 89.3% for copper, 76.8% for gold, and 83.7% for molybdenum in the Pebble East zone.

A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas.

The resource estimate is constrained by a conceptual pit that was developed using a Lerchs-Grossman algorithm and is based on the parameters set out below:

Parameter		Units	Cost ($)	Value
Metal Price	Gold	$/oz	-	1540.00
	Copper	$/lb	-	3.63
	Molybdenum	$/lb	-	12.36
Metal Recovery	Copper	%	-	89
	Gold	%	-	72
	Molybdenum	%	-	82
Operating Cost	Mining (mineralized material or waste)	$/ton mined	1.01	-
	Added haul lift from depth	$/ton/bench	0.03	-
	Process
	– Process cost adjusted by total crushing energy	$/ton milled	4.40	-
	– Transportation	$/ton milled	0.46	-
	– Environmental	$/ton milled	0.70	-
	– G&A	$/ton milled	1.18	-
Block Model	Current block model	ft	-	75 x 75 x 50
Density	Mineralized material and waste rock	-	-	Block model
Pit Slope Angles	–	degrees	-	42

These mineral resource estimates may ultimately be affected by a broad range of environmental, permitting, legal, title, socioeconomic, marketing and political factors commensurate with the specific characteristics of the Pebble deposit (including its scale, location, orientation and poly-metallic nature) as well as its setting (from a natural, social, jurisdictional and political perspective).

Mineral Processing and Metallurgical Testing

Metallurgical testwork for the Pebble Project was initiated by Northern Dynasty in 2003 and continued under the direction of Northern Dynasty until 2008. From 2008 to 2013, metallurgical testwork progressed under the direction of the Pebble Partnership.

Geometallurgical studies were initiated by the Pebble Partnership in 2008, and continued through 2012. The principal objective of this work was to quantify significant differences in metal deportment that may result in variations in metal recoveries during mineral processing. The results of the geometallurgical studies indicate that the deposit comprises several geometallurgical (or material type) domains. These domains are defined by distinct, internally consistent copper and gold deportment characteristics that correspond spatially with changes in silicate alteration mineralogy.

The first major distinction between domains is characterized by hypogene and supergene mineralization. Hypogene mineralization reflects the copper-, gold- and molybdenum-bearing minerals which precipitated from hot hydrothermal solutions when the deposit initially formed in the Cretaceous Period. In contrast, supergene mineralization represents modifications, mostly to the Cu-bearing minerals present in the near-surface parts of the Pebble West zone, during a much more recent weathering phase of the deposit when it became exposed for a time at the surface of the earth. The second critical influence on metallurgical recoveries is related directly to different alteration assemblages that formed over time in different parts of the Pebble deposit.

These alteration assemblages as listed in Table 5 include sodic potassic, illite-pyrite (described as quartz-illite-pyrite in Geological Setting and Mineralization above), K-silicate (potassic in Geological Setting and Mineralization), QSP (quartz-sericite-pyrite in Geological Setting and Mineralization), QP (pyrophyllite in Geological Setting and Mineralization) and sericite types. Each of these assemblages contains a distinct suite of minerals that precipitated from hydrothermal fluids under different conditions of temperature, pressure and chemical composition, and including, in some cases, differences in the types of copper- and gold-bearing minerals.

Recognition of the relationships between metallurgical behavior and mineralization styles and alteration assemblages provides significant technical advantages to further testwork on the Pebble Project. The samples selected for the comminution, copper-gold-molybdenum bulk flotation, and copper molybdenum separation testing were representative of the various types and styles of mineralization present at the Pebble deposit.

Metallurgical testwork and associated analytical procedures were performed by recognized testing facilities with extensive experience with this analysis, with this type of deposit, and with the Pebble Project.

The test results on variability samples derived from the 103 lock cycle flotation tests indicate that marketable copper and molybdenum concentrates can be produced with gold and silver contents that meet or exceed payable levels in representative smelter contracts. Metal recoveries projected in the 2014 Technical Report and in the table below are based on the locked-cycle test (“LCT”) results of the variability samples, and associated gold leach testwork. The table below provides projected overall recoveries, which include the flotation and gold plant recoveries.

Table 5 Projected Metallurgical Recoveries1 – Pebble Project

Domain	Flotation Recovery to Concentrate[2]				Gold Plant Recovery[3]			Overall Recovery
	Cu Con			Mo Con	SART	Dore
	Cu %	Au g/t	Ag g/t	Mo %	Cu %	Au g/t	Ag g/t	Cu %	Au g/t	Ag g/t	Mo %
Supergene:
Sodic Potassic	74.7	60.4	64.1	51.2	1.5	16.0	6.0	76.2	76.4	70.2	51.2
Illite Pyrite	68.1	43.9	64.1	62.6	3.9	26.8	6.0	72.1	70.7	70.2	62.6
Hypogene:
Illite Pyrite	86.4	43.9	64.1	73.2	1.9	26.1	6.0	88.3	70	70.2	73.2
Sodic Potassic	86.2	60.4	64.1	76.6	1.4	16.7	6.0	87.6	77.1	70.2	76.6
K Silicate	90.3	61.3	64.1	82.3	0.7	13.8	6.0	91	75.1	70.2	82.3
QP	94.3	65.0	64.1	80.1	1.4	14.4	6.0	95.6	79.4	70.2	80.1
Sericite	86.4	39.2	64.1	73.2	1.9	26.7	6.0	88.3	65.8	70.2	73.2
QSP	86	31.6	64.1	82.5	2.1	32.1	6.0	88.1	63.7	70.2	82.5

Notes to table:

1.	Silver recovery projection based on a dataset of 10 LCT samples

2.	Flotation recovery to concentrate refers to metal recoveries to copper concentrate (Cu Con) and to molybdenum concentrate (Mo Con).

3.

Gold plant recovery refers to copper recovery to SART – sulphidization, acidification, recycling, and thickening process tests to recover copper from leaching circuit residue, as well as gold and silver recoveries to dore bar.

Environmental and Socioeconomic

The Pebble deposit is located on state land that has been specifically designated for mineral exploration and development. The project area has been the subject of two comprehensive land-use planning exercises conducted by the Alaska Department of Natural Resources (the “ADNR”), the first in the 1980s and the second completed in 2005. The ADNR identified five land parcels (including Pebble) within the Bristol Bay planning area as having “significant mineral potential,” and where the planning intent is to accommodate mineral exploration and development. These parcels total 2.7% of the total planning area (ADNR, 2005).

Environmental standards and permitting requirements in Alaska are stable, objective, rigorous and science-driven. These features are an asset to projects like Pebble that are being designed to meet U.S. and international best practice standards of design and performance.

Environmental Baseline Studies

Northern Dynasty began an extensive field study program in 2004 to characterize the existing physical, chemical, biological, and social environments in the Bristol Bay and Cook Inlet areas where the Pebble Project might occur. The Pebble Partnership compiled the data for the 2004-2008 study period into a multi-volume Environmental Baseline Document1. These studies have been designed to:

•	Fully characterize the existing biophysical and socioeconomic environment;

•	Support environmental analyses required for effective input into Project design;

•	Provide a strong foundation for internal environmental and social impact assessment to support corporate decision-making;

•	Provide the information required for stakeholder consultation and eventual mine permitting in Alaska; and,

1 Baseline data collecting and monitoring has continued since that time. The program data from 2009 to 2014 is being integrated with environmental baseline data reports from 2004 to 2008 so that this information can also be shared with state/federal agencies and the public as part of the future permitting process under NEPA.

•	Provide a baseline for long-term monitoring of potential changes associated with mine development.

The baseline study program includes:

surface water	wildlife
groundwater	air quality
surface and groundwater quality	cultural resources
geochemistry	subsistence
snow surveys	land use
fish and aquatic resources	recreation
noise	socioeconomics
wetlands	visual aesthetics
trace elements	climate and meteorology
fish habitat – stream flow modeling	Iliamna Lake
marine

Potential Environmental Effects and Proposed Mitigation Measures

The application of sound engineering, environmental planning and best management practices, including compliance with existing U.S. federal and state environmental laws, regulations and guidelines, will ensure that all of the environmental issues associated with the development and operation of the Pebble Project can be effectively addressed and managed.

The major environmental components include air, water and terrestrial resources. During the preliminary stages of the Pebble Project, Northern Dynasty identified key environmental issues and design drivers that have formed the basis of baseline data collection, environmental and social analysis and continuing stakeholder consultations influencing the Pebble Project design. The effects assessment has confirmed these as important issues and design drivers, and has identified mitigation measures for each. The key mitigation strategies for these drivers include:

•	Water: development of a water management plan that maximizes the collection and diversion of groundwater, snowmelt and direct precipitation away from the mine site;

•

Wetlands: avoidance and minimization of project effects on wetlands and implementation of a water management plan (in accordance with US Army Corp of Engineers guidelines and regulations) to reduce wetland impacts;

•

Aquatic habitats: development of a water management plan and habitat mitigation measures that includes strategies to effectively manage the release of treated water in compliance with anticipated regulatory requirements to sustain necessary downstream flows and to protect downstream fish habitat and aquatic environments;

•	Air quality: implementation of air emissions and dust suppression strategies;

•	Marine environment: minimize the port facility’s footprint in the intertidal zone, particularly in soft sediment intertidal areas; and

•	Compensatory mitigation measures to ensure compliance with the Clean Water Act.

Direct integration of these and other appropriate measures into the Pebble Project design and operational strategies are expected to effectively mitigate possible environmental effects and minimize residual environmental effects associated with the construction, operation and eventual closure of any proposed mine at the Pebble Project.

Community Consultation and Stakeholder Relations

Since 2004, the Company has undertaken a comprehensive stakeholder relations and community outreach program. In addition to ensuring that relevant stakeholder groups and individuals receive early notification of all work programs, the objectives of the Pebble Partnership’s stakeholder and community relations program are:

•	To provide regular progress updates on project-related activities, opportunities and planning;

•	To seek input on stakeholder priorities, issues and concerns, and provide feedback on how they are being addressed;

•	To educate stakeholders on responsible resource development and modern mining principles and practices;

•	To maximize economic and community benefits associated with the Pebble Project, both in the exploration and development phase and during mine operations; and,

•	To provide opportunities for two-way dialogue and the development of long-term, respectful and mutually beneficial relationships.

The Pebble Partnership has developed a dedicated and knowledgeable stakeholder relations team to implement this program. In addition to stakeholder relations staff in Anchorage, the team includes two representatives living in Bristol Bay communities. The Pebble Partnership has provided ongoing training for all of its community relations personnel.

Status of Project Engineering and Previous Mine Planning Work

During the period 2007 to 2011, the Pebble Partnership expended several hundred million dollars on the Pebble Project, a major portion of which was spent on exploration programs, resource estimates, environmental data collection and technical studies involving engineering of various possible mine development models, as well as related infrastructure, power and transportation systems. During this period, the Pebble Partnership was funded by the international mining company Anglo American through an affiliate which had acquired a 50% interest in the limited partnership which owns the Pebble Project contingent on the provision of $1.5 billion in funding for project costs. These studies informed a preliminary assessment of the project released by the Company in 2011. As a consequence of several factors, including EPA opposition to the Pebble Project discussed under Item 8 – A3. Legal Proceedings, the withdrawal of Anglo American from the project and the passage of time, technical and engineering studies related to mine-site and infrastructure development are considered to have very uncertain and perhaps little value at this time. Environmental baseline studies and data collection remains a significant legacy asset of the Company from this period. The 2014 Technical Report does not attempt to build on this previous engineering work given that, unless and until there is some visibility in the litigation with the EPA in regards to the possibility of permitting any kind of mine at Pebble, it is not appropriate for the technical report authors to use or build upon previously posited mine models or to make large dollar recommendations in furtherance of assessing the technical or economic feasibility of a potential mine at Pebble.

Plans for 2015

•

Advance a multi-dimensional strategy to address the EPA’s pre-emptive regulatory process under Section 404(c) of the Clean Water Act to ensure the Pebble Project can initiate federal and state permitting under NEPA unencumbered by any extraordinary development restrictions imposed by the EPA. This includes litigation related to the EPA’s statutory authority to act pre-emptively under the Clean Water Act, potential violations of the Federal Advisory Committee Act and Freedom of Information Act, as well as facilitation of various third-party investigations of EPA actions with respect to the Pebble Project, including by the independent Office of the EPA Inspector General.

•	Maintain an active corporate presence in Alaska to advance relationships with political and regulatory offices of government, Alaska Native partners and broader stakeholder relationships.

•	Maintain the Pebble Project and Pebble claims in good standing and continue environmental monitoring as per the Recommended Program from the 2014 Technical Report.

•	Continue general and administration costs to maintain the Company in good standing and advance a potential partner(s) transaction.

C.	ORGANIZATIONAL STRUCTURE

Structure as at December 31, 2014:

Northern Dynasty Minerals Ltd.
(British Columbia)
(TSX/NYSE-MKT listed)
100%
100%
100%
80%
100%
3537137 Canada Inc.
(Canada)
0796412 BC Ltd.
(British Columbia)
20%
Canada
US
Canada
US
US Resources Inc.
(Nevada)
Pebble Services Inc.
(Nevada)
Northern Dynasty Partnership
(Alaska)
100%
Pebble Mines Corp.
(Delaware)
(General Partner)
99.9%
0.1%
Pebble Limited Partnership
(Alaska)
100%
100%
100%
Pebble West Claims Corporation
(Alaska)
Pebble East Claims Corporation
(Alaska)
Kaskanak Copper LLC
(Delaware)
100%
Kaskanak Inc.
(Alaska)
220 Claims
(Alaska)
1,718 Claims
(Alaska)
464 Claims
(Alaska)

In January 2015, Kaskanak Inc and Kaskanak Copper LLC were merged with Pebble East Claims Corporation, with the latter the surviving entity.

D.	PROPERTY, PLANT AND EQUIPMENT

The Company’s principal property is the Pebble Project, as discussed above in Item 4.B.

The Company has approximately $972,000 in plant and equipment primarily at the Pebble Project site located in Iliamna.

The Company, through the Pebble Partnership, has leased premises in Anchorage and at the Pebble Project site and as result the Company has lease commitments which have been disclosed under Item 5 – F. Tabular Disclosure of Contractual Obligations.

ITEM 4A	UNRESOLVED STAFF COMMENTS

There are none.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Northern Dynasty is a mineral exploration company which, via its subsidiaries, holds a 100% interest in mining claims on State of Alaska land in southwest Alaska, USA ("US") that are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project" or “Pebble”).

None of the Company's properties have any mineral reserves or have been proven to host mineralized material which can be said to be "ore" or feasibly economic at current metals prices. The Company incurs significant exploration expenditures as it carries out its business strategy. As Northern Dynasty is an exploration stage company, it does not have any revenues from its operations to offset its exploration expenditures. Accordingly, the Company's ability to continue exploration of its properties will be contingent upon the availability of additional financing.

Northern Dynasty's financial statements are prepared on the basis that it will continue as a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to continue to raise adequate financing and to develop profitable operations. Northern Dynasty's financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

The following discussion should be read in conjunction with the audited annual financial statements for the years ended December 31, 2014, 2013, and 2012, and the related notes accompanying this Annual Report ("2014 Financial Statements"). The Company prepares and presents its financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

Critical Accounting Policies and Estimates

The preparation of the 2014 Financial Statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period presented and reported amounts of expenses during said reporting period. Actual outcomes may differ from these estimates.

Areas where significant estimates exist include:

i.	the inputs into the Black Scholes calculation for the estimation of the fair value of share purchase options granted,

ii.	the value of the Settlement Claims (refer to note 5 of the 2014 Financial Statements),

iii.	assumptions used in the determination of the provision for deferred income tax expense (recovery).

Areas where significant judgments exist include:

i.	assessing the indicators for testing the Company's mineral property interest ("MPI") for impairment,

ii.	determining the functional currencies of the Company and its subsidiaries,

iii.	concluding that going concern was an appropriate basis for the preparation of the 2014 Financial Statements.

Further discussion can be found in note 2 of the 2014 Financial Statements which form Item 18 of this Annual Report.

Financial Instruments and Other Instruments

The Company has no derivative financial assets or liabilities.

A.	RESULTS OF OPERATIONS

The following selected annual information is from the audited consolidated financial statements which have been prepared in accordance with IFRS. The 2013 figures include the Pebble Partnership on a consolidated basis with effect from December 10, 2013. Unless otherwise stated, all monetary amounts are expressed in thousands of Canadian dollars except per share amounts, which are expressed in Canadian dollars.

	December 31	December 31	December 31
Excerpts from Statements of Financial Position	2014	2013	2012
Total assets	$135,510	$141,784	$132,934
Total non-current other liabilities (non-financial)	1,515	3,803	3,632
Total current liabilities	6,033	4,053	409

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
Excerpts from Statements of Comprehensive Loss (Income)	2014	2013	2012
Exploration and evaluation	$12,877	$1,991	$4,461
General and administrative	17,384	6,245	6,780
Share-based compensation	3,877	641	5,225
Other items (i)	(2,791)	(1,292)	(804)
Gain on discontinuance of equity method (ii)	–	(5,062)	–
Loss for the year	$31,347	$2,523	$15,662

Basic and diluted loss per common share	$0.33	$0.03	$0.16
Weighted average number of common shares outstanding (‘000’)	95,009	95,007	94,995

(i)	Other items include interest income, exchange gain and loss and deferred income tax.

(ii)	Represents a gain recorded upon discontinuance of equity method for accounting for the investment in the Pebble Limited Partnership when the Company reacquired control in Q4 of 2013.

Year Ended December 31, 2014 versus Year Ended December 31, 2013

The Company recorded an increase in loss of $29.4 million due primarily to the increase in Exploration and Evaluation expenses ("E&E"), general and administrative expenses ("G&A") and share-based compensation ("SBC"). In 2013, the Company recorded a $5.1 million gain on the discontinuance of the equity method in accounting for the Pebble Partnership.

E&E increased by $10.9 million as the Company funded all exploration and evaluation work on the Pebble Project and included the updating of information on mineral resources (discussed under Item 4 – Technical Summary), other technical studies, site activities including payment of annual fees for claims, site leases and land access agreements, environmental monitoring and Native community engagement. E&E comprised mainly of the following for the year as compared to 2013, expressed in thousands of dollars:

Exploration and evaluation expenses ("E&E")	2014	2013
Engineering	$1,440	$853
Environmental planning and testing	2,322	270
Site activities	4,297	401
Socio-economic	4,324	26
Other activities and travel	494	441
	$12,877	$1,991

Until December 10, 2013, the Pebble Project was under joint control with Anglo American with the latter funding exploration and evaluation work on the Pebble Project. Pursuant to the agreement with Anglo American, the distribution of losses funded by Anglo American were to be allocated 100% to Anglo American until satisfaction of Anglo American’s earn-in expenditures, and as a result Northern Dynasty did not recognize any share of the losses.

G&A increased to $17.4 million from $6.2 million in 2013 due to the inclusion of the Pebble Partnership’s management, administration, and office expenses for the full year and increased legal costs which were incurred in response to the EPA’s activities during the year (see Item 8 – A3. Legal Proceedings).

The following table provides a breakdown of G&A incurred in the year as compared to 2013, expressed in thousands of dollars:

General and administrative expenses ("G&A")	2014	2013
Conference and travel	$323	$340
Consulting	782	836
Insurance	384	342
Legal, accounting and audit	8,326	275
Office costs	1,963	670
Management and administration	4,610	2,572
Shareholder communication	772	983
Trust and filing	224	227
Total	$17,384	$6,245

SBC increased to $3.9 million from $0.6 million in 2013 as the Company granted 5.9 million share purchase options in the current year (2013 – no options were granted).

The Company recognized an exchange gain on translation of subsidiaries which have a U.S. Dollar functional currency of $9.9 million (2013 – $6.9 million) in other comprehensive income with the result that the Company recorded comprehensive loss for the year of $21.4 million as compared to a comprehensive gain of $4.4 million in 2013.

Cash Flows for the Year Ended December 31, 2014 versus 2013

Net cash used in operations increased to $27.8 million in 2014 from $7.8 million in 2013, due to the increase in the Company’s operating activities as discussed above. The source of cash and cash equivalents during 2014 included the Company’s cash resources and cash received from the issue of special warrants in a private placement late in December 2014.

Financial position as at December 31, 2014 versus December 31, 2013

Total assets decreased by $6.3 million to $135.5 million. This decrease was due mainly to the utilization of the Company’s cash and cash equivalents in its operating activities.

Year Ended December 31, 2013 versus Year Ended December 31, 2012

The Company recorded a decrease in loss of $13.1 million due mainly to the decrease in E&E, SBC and a gain recognized on discontinuance of the equity method for accounting for the investment in the Pebble Partnership.

E&E decreased by $2.5 million as the Company’s work on technical studies wound down.

G&A decreased to $6.2 million from $6.8 million in 2012 due mainly to a reduction in consulting fees paid and conference and travel costs. In 2012, in response to EPA’s initiatives such as the Bristol Bay Watershed Assessment, the Company retained US political and scientific representatives and consultants to assist, consult and represent the Company; such costs were lower in 2013. This was offset by increased shareholder communication in 2013 as the Company focused more resources in the area of investor relations and shareholder communication.

The following table provides a breakdown of G&A incurred in the year as compared to 2012, expressed in thousands of dollars:

G&A	2013	2012
Conference and travel	$340	$566
Consulting	836	1,761
Insurance	342	343
Legal, accounting and audit	275	255
Office costs	670	702
Management and administration	2,572	2,095
Shareholder communication	983	830
Trust and filing	227	228
Total	$6,245	$6,780

SBC decreased to $0.6 million from $5.2 million in 2012 due mainly to the Company not granting share purchase options in 2013. In 2012 the Company granted 2.2 million options and recognized an additional $0.5 million expense for options that were cancelled voluntarily. Although over 2.0 million options were cancelled voluntarily in 2013, they were fully vested, and there was no impact on SBC as the Company had previously recognized SBC thereon.

The Company recognized an exchange gain on translation of the Pebble Partnership, which has a US dollar functional currency, of $6.9 million (2012 – loss of $2.2 million) in other comprehensive income, with the result that the Company recorded comprehensive income for 2013 of $4.4 million as compared to a comprehensive loss of $17.8 million in 2012.

Cash Flows for the Year Ended December 31, 2013 versus 2012

Net cash used in operations decreased by $2.7 million to $7.8 million in 2013 due mainly to the decrease in Company corporate activities.

The Company contributed a further $1.0 million to the Pebble Partnership before the change in control of the Pebble Partnership on December 10, 2013. On assumption of control, the Company’s cash resources increased by $6.5 million.

The Company received $0.6 million in interest on cash balances as compared to $0.4 million in 2012 as the Company’s funds were invested at higher rates. For the 2013 year, the Company had a net decrease in cash of $1.7 million (2012 – $9.9 million).

Financial position as at December 31, 2013 versus December 31, 2012

The Company’s total assets increased by $8.9 million to $141.8 million. The increase was mainly the result of consolidating the assets and liabilities of the Pebble Partnership as a result of assuming control thereof. In respect to non-current assets, the Company recognized the Pebble mineral property and plant and equipment as it discontinued the equity method of accounting for the Pebble Partnership, which including a foreign exchange gain on translation amounted to an increase of $7.7 million. Current assets increased by $1.2 million as the Company consolidated amounts receivable and prepaid expenses, certain restricted cash ($1.2 million) and cash and cash equivalents from the Pebble Partnership. The additional cash and cash equivalents reduced the decrease in cash and cash equivalents utilized for the year to $1.7 million. Other changes included the change in value of the amounts receivable due to accrued interest ($0.3 million) and foreign exchange gain on translation ($0.5 million).

The Pebble Partnership under Joint Venture

Until the change of control on December 10, 2013, the Company accounted for its investment in the Pebble Partnership under the equity method.

Expenditures incurred by the Pebble Partnership on the Pebble Project were funded by Anglo American in order to retain its 50% interest in the Pebble Project. Anglo American’s total contributions from inception of the Pebble Partnership to December 31, 2013 total $594.9 million (US$573.2 million). For the period ended January 1 to December 10, 2013, the Pebble Partnership incurred losses of $68.8 million (December 31, 2012 – $102.9 million). E&E costs decreased to $58.5 million from $93.3 million in the previous year as the Pebble Partnership focused on various programs to advance the completion of a prefeasibility study for the Pebble Project and the completion of a Project Description to support the permit application under NEPA. In Q1 of 2012, the Pebble Partnership released the 27,000-page Environmental Baseline Document.

The main E&E costs during the period ended January 1 to December 10, 2013, were:

•	engineering (2013 – $10.6 million; December 31, 2012 – $19.1 million);

•	environmental planning and testing (2013 – $13.9 million; December 31, 2012 – $20.0 million);

•	site activities (2013 – $18.8 million; December 31, 2012 – $36.6 million);

•	corporate affairs (2013 – $13.7 million; December 31, 2012 – $16.5 million); and

•	business development (2013 – $1.5 million; December 31, 2012 – $1.1 million).

B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The Company's major sources of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions and the issue of common shares pursuant to the exercise of share purchase options. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

As at December 31, 2014, the Company’s cash and cash equivalents were $9.4 million, down from $25.8 million at December 31, 2013 as the Company used $27.9 million of its cash in its operating activities and raised net $11.3 million from the issuance of 27,622,642 special warrants at a price of $0.431 per special warrant in a private placement. In January 2015, the Company completed the private placement of a further 8,340,093 special warrants for gross proceeds of $3.6 million (see Item 10 – C. Material Contracts). The Company has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required to pursue any material work programs at the Pebble Project. There can be no assurances that the Company will be successful in obtaining additional financing. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will have to reduce or curtail its operations.

At December 31, 2014, the Company had working capital of approximately $5.9 million as compared to $29.7 million at December 31, 2013. The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations other than those disclosed below (refer F. Tabular Disclosure of Contractual Obligations).

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company is responsible for maintenance payments on the Pebble Project claims and other claims and routine office leases.

Capital Resources

The Company’s capital resources consist of its cash reserves. As of December 31, 2014, the Company had no long term debt or commitments for material capital expenditures other than what has been disclosed in below in F. Tabular Disclosure of Contractual Obligations.

The Company has no lines of credit or other sources of financing which have been arranged or utilized.

Requirement of Financing

North Dynasty does not earn any revenues and has historically had, and will continue to have for the foreseeable future, negative cash flows. Historically, Northern Dynasty's sole source of funding has been provided by the sale of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Like all exploration stage companies, Northern Dynasty will need to raise additional financing to pursue any material work programs at the Pebble Project and to meet its business objectives.

Financial Instruments

The Company has no derivative financial assets or liabilities and has the following non-derivative financial assets and liabilities.

•	Marketable securities

•	Amounts receivable

•	Cash and cash equivalents

•	Trade and other payables, and

•	Amounts payable to a related party.

The Company keeps its financial instruments denominated in US and Canadian Dollars, depending on expected needs in each currency. The Company does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are excess to Northern Dynasty's current needs are invested in short-term near-cash investments.

Northern Dynasty does not have any material, legally enforceable obligations requiring it to make capital expenditures and accordingly, can remain relatively flexible in gearing its activities to the availability of funds.

C.	RESEARCH EXPENDITURES

Northern Dynasty does not carry out any research or development activities. Please refer to Item 3 and Item 4 above for a discussion of the exploration expenditures that the Company has incurred in connection with the exploration of its mineral properties.

D.	TREND INFORMATION

Copper prices increased from early 2009 until late 2011. From that time, prices have been variable and weakened overall. The recent closing price is US$2.89/lb.

The average annual gold price steadily increased from 2008 to 2012. Gold prices trended lower in 2013, and have been variable but weakened overall in 2014 and 2015. The recent closing price is US$1,189/oz.

Molybdenum prices were variable, but improving in 2010 and 2011, variable in 2013, and then began an uptrend that extended through the end of June 2014. Prices have been on a downtrend since that time with a recent closing price of US$7.76/lb.

An upward trend in silver prices began in 2010, and continued to late September 2011; prices reached as high as $43/oz in 2011, resulting in the highest average annual price since 2008. Prices ranged between $26/oz and $35/oz between October 2011 and December 2012. Prices trended downward in 2013. They have been variable in 2014 and 2015, with an overall decrease in the average price. The recent closing price is US$16.39/oz.

Average annual prices since 2010 as well as the average prices so far in 2015 for copper, gold, molybdenum and silver are shown in the table below:

		Average Prices
	Copper	Gold	Molybdenum	Silver
Year or Period	US$/lb	US$/oz	US$/lb	US$/oz
2010	3.42	1,228	15.87	20.24
2011	4.00	1,572	15.41	35.25
2012	3.61	1,669	12.81	31.16
2013	3.32	1,410	10.40	23.80
2014	3.14	1,276	11.91	19.08
2015 (to the date of this 20F)	2.68	1,212	8.31	16.60

Source: LME Official Cash Price as provided at www.metalprices.com

E.	OFF-BALANCE SHEET ARRANGEMENTS

Northern Dynasty has no off-balance sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following commitments and payables (expressed in thousands) existed at December 31, 2014:

		Payments due by period
	Total	≤ 1 year	1-5 years	> 5 years
Trade and other payables	$5,650	$5,650	$–	$–
Payable to related parties	383	383		–
Lease commitments	1,424	952	472	–
Total	$7,457	$6,985	$472	$–

The Company had no long-term debt obligations, no capital (finance) lease obligations, no operating lease obligations (other than noted above), no purchase obligations, or other long-term liabilities.

G.	SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and Item 5.F above.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Northern Dynasty are presented in the table below. Except where indicated, each director and senior officer of Northern Dynasty has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Name	Year born	Position	Director or Officer Since
Scott D. Cousens Vancouver, BC, Canada	1964	Director	June 1996
Robert A. Dickinson Lions Bay, BC, Canada	1948	Chairman of the Board and Director	June 1995
Gordon J. Fretwell West Vancouver, BC, Canada	1953	Director	July 2004
Russell E. Hallbauer West Vancouver, BC, Canada	1954	Director	April 2008
Wayne Kirk Orcas Island, WA, USA	1943	Director	July 2004
Peter Mitchell Chicago, IL, USA	1955	Director	May 2011
Ken Pickering Chemainus, BC, Canada	1947	Director	September 2013
Marchand Snyman West Vancouver, BC, Canada	1967	Chief Financial Officer and Director	August 2008
Ronald W. Thiessen West Vancouver, BC, Canada	1952	President, CEO and Director	November 1995
Trevor Thomas Vancouver, BC, Canada	1967	Secretary	February 2008
Bruce Jenkins Vancouver, BC, Canada	1950	Senior Vice President, Corporate Development	June 2004
Stephen Hodgson Vancouver, BC, Canada	1954	Vice President Engineering	March 2005
Sean Magee North Vancouver, BC, Canada	1966	Vice President Public Affairs	October 2006
Doug Allen Vancouver, BC, Canada	1958	Vice President Corporate Communications	June 2012

(1)

To the best of the Company's knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

The following is biographical information on each of the persons listed above. Where indicated in the reference to "CEO" refers to “Chief Executive Officer” and “CFO” to “Chief Financial Officer”:

Scott D. Cousens – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Through substantial financings and subsequent corporate success, Mr. Cousens has established strong ties with North American, European and Asian investors. Mr. Cousens is a director of HDI and HDSI.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	June 1996	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	September 1995	Present
Continental Minerals Corporation	TSX-V, OTCBB	Director	June 1994	April 2011

Company	Name of Market	Positions Held	From	To
Heatherdale Resources Ltd.	TSX-V	Director and Chairman	November 2009	Present
Northcliff Resources Ltd.	TSX	Director	June 2011	February 2012
		Director	May 2012	Present
Quartz Mountain Resources Ltd.	TSX-V, OTCBB	Director and Chairman	November 2012	Present
Rathdowney Resources Ltd.	TSX-V	Director	March 2011	Present
Taseko Mines Limited	TSX, NYSE MKT	Director	October 1992	July 2014

Robert A. Dickinson, B.Sc., M.Sc. – Chairman of the Board and Director

Mr. Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 45 years. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of the public companies associated with Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private resource company. He also serves as a Director of the Britannia Mine Museum and a Trustee of the BC Mineral Resources Education Program. Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	June 1994	Present
		Chairman	April 2004	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	April 1993	Present
		Chairman	April 2004	Present
Continental Minerals Corporation	TSX-V, OTCBB	Director	June 2004	April 2011
Curis Resources Ltd.	TSX	Director	November 2010	November 2012
		Chairman	November 2010	December 2010
Heatherdale Resources Ltd.	TSX-V	Director	November 2009	Present
Northcliff Resources Ltd.	TSX	Director	June 2011	Present
		Chairman	June 2011	January 2013
Rathdowney Resources Ltd.	TSX-V	Director and	March 2011	December 2011
Chairman
Quartz Mountain Resources Ltd.	TSX-V	Director	December 2011	Present
		Chairman	December 2011	November 2012
Taseko Mines Limited	TSX, NYSE MKT	Director	January 1991	Present

Gordon J. Fretwell, B.Comm. LLB. – Director

Gordon Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Asanko Gold Corp. (formerly Keegan Resources Inc.)	TSX-V, AMEX	Director	February 2004	Present
Auryn Resources Inc.	TSX-V	Director	October 2013	Present
Bell Copper Corporation	TSX-V	Secretary	March 2001	May 2011
		Director	June 2001	April 2011
Benton Capital Corp. (formerly Benton Resources Corp.)	TSX-V	Director	July 2003	July 2013
		Secretary	December 2003	Present
Benton Resources Inc.	TSX-V	Director	November 2011	March 2014
		Secretary	November 2011	Present
Canada Rare Earth Corp.	TSX-V	Secretary	June 2009	Present

Company	Name of Market	Positions Held	From	To
Curis Resources Ltd.	TSX	Director	January 2011	November 2014
Coro Mining Corp.	TSX	Director	January 2009	Present
ICN Resources Ltd.	TSX-V	Director	July 2004	August 2010
Lignol Energy Corporation	TSX-V	Director	January 2007	Present
Meritus Minerals Ltd.	TSX-V	Director	June 2007	November 2012
		Secretary	August 2009	Present
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	June 2004	Present
Sokoman Iron Corp. (formerly Golden Dory Resources Corp.)	TSX-V	Secretary	August 2008	Present
Quartz Mountain Resources Ltd.	TSX-V, OTCBB	Director	January 2003	Present
		Secretary	January 2003	December 2011
Rockwell Diamonds Inc.	TSX-V, OTCBB, JSE	Secretary	September 2012	Present

Russell E. Hallbauer, P.Eng. – Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C. Mr. Hallbauer is currently the President and Chief Executive Officer of Taseko Mines Limited.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in British Columbia. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of HDI and HDSI.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	April 2008	Present
Curis Resources Ltd.	TSX	Director	November 2010	November 2014
		Chairman	December 2010	September 2012
		Co-Chairman	September 2012	November 2014
Taseko Mines Limited	TSX, NYSE MKT	Director, President and CEO	July 2005	Present

Wayne Kirk, LLB – Director

Wayne Kirk is a retired attorney and consultant. With over 35 years of professional experience, Mr. Kirk also has over 9 years of senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, a director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	July 2004	Present
Atlatsa Resources Corporation	TSX-V, NYSE MKT, JSE	Director	July 2005	September 2011
Gabriel Resources Ltd.	TSX	Director	June 2008	Present
Great Basin Gold Ltd.	TSX, NYSE MKT, JSE	Director	July 2004	January 2012
Luna Gold Corp.	TSX, OTCQX	Director	May 2012	Present

Company	Name of Market	Positions Held	From	To
Taseko Mines Limited	TSX, NYSE MKT	Director	July 2004	June 2014

Peter Mitchell, CA – Director

Mr. Mitchell is currently the Senior Vice President and Chief Financial Officer of Coeur Mining, Inc. in Chicago, Illinois. He is a graduate of the University of Western Ontario with a Bachelor of Arts in Economics as well as a graduate of the MBA program of the University of British Columbia. Mr. Mitchell is a Chartered Accountant and worked most recently as the Chief Financial Officer of Taseko Mines Limited. Prior to that he held senior roles in three private equity portfolio companies including President of Florida Career College based in Fort Lauderdale, Florida, President and CEO of Vatterott Education Centers in St Louis, Missouri and Vice Chairman and CFO of Von Hoffmann Corporation, also based in St Louis, Missouri.

Mr. Mitchell is, or was within the past five years, an officer and or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	May 2011	Present
Coeur Mining, Inc.	NYSE, TSX	Senior Vice President and CFO	June 2013	Present
Northcliff Resources Ltd.	TSX	Director	June 2011	Present
Taseko Mines Limited	TSX, NYSE MKT	CFO	September 2008	May 2013

Ken Pickering – Director

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry. He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

Mr. Pickering is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	September 2013	Present
Endeavour Silver Corp.	TSX, NYSE	Director	August 2012	Present
THEMAC Resources Group Limited	TSX-V	Director	March 2011	Present
Pan Aust Minerals	ASX	Director	October 2011	Present
Enaex Chile	IPSA	Director	May 2011	Present

Marchand Snyman, CA (SA), CA (Aust.) – Director, Chief Financial Officer

Marchand Snyman is a member of the Institute of Chartered Accountants in Australia and of the South African Institute of Chartered Accountants. He is a director and Chief Operating Officer of HDI and a director of HDSI.

With over 17 years of progressive experience in the mining sector, Mr. Snyman was a director of Muratie Investments Pty Limited between 2003 and 2006, an Australian mining consultant providing advisory services to businesses in Australia, China, South Africa and the USA. Mr. Snyman was General Manager Corporate Finance and Development for Anglo Platinum Limited, the world's premier platinum producer from 1999 – 2002, responsible for managing diverse projects including joint venture negotiations, corporate tax structures and offshore corporate operations, having joined Anglo Platinum in 1996 as Corporate Finance Manager. Prior to that, he was a senior financial advisor for a multi-modal transportation company in South Africa.

Mr. Snyman is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	August 2008	Present
		CFO	August 2008	Present
Continental Minerals Corporation	TSX-V, OTCBB	CFO	January 2008	April 2011
Heatherdale Resources Ltd.	TSX-V	CFO	November 2009	April 2012
Northcliff Resources Ltd.	TSX	Director and Chairman	January 2013	Present

Ronald W. Thiessen, CA – Director, President and Chief Executive Officer

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDI and HDSI, a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	November 1995	Present
		President and CEO	November 2001	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	September 1995	Present
		CEO	September 2000	Present
		President	September 2000	November 2014
Atlatsa Resources Corporation	TSX-V, JSE NYSE MKT	Director	April 1996	June 2011
Continental Minerals Corporation	TSX-V, OTCBB	Director	November 1995	April 2011
		Co-Chairman	January 2006	April 2011
Detour Gold Corporation	TSX	Director	July 2006	May 2012
Farallon Mining Ltd.	TSX	Director	August 1994	January 2011
		Chairman	December 2005	January 2011
Great Basin Gold Ltd.	TSX, NYSE MKT, JSE	Director	October 1993	June 2013
		Chairman	November 2006	June 2013
Quartz Mountain Resources Ltd.	TSX-V	President, CEO and Director	December 2011	Present
Taseko Mines Limited	TSX, NYSE MKT	Director	October 1993	Present
		Chairman	May 2006	Present

Trevor Thomas, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in house positions and is currently general counsel for HDI. HDI, he served as in-house legal counsel with Placer Dome Inc. Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Secretary	February 2008	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Secretary	February 2008	Present
Atlatsa Resources Corporation	TSX-V, JSE, NYSE MKT	Assistant Secretary	November 2007	March 2011
Continental Minerals Corporation	TSX-V, OTCBB	Secretary	February 2008	April 2011
Curis Resources Ltd.	TSX	Secretary	June 2013	November 2014

Company	Name of Market	Positions Held	From	To
Farallon Mining Ltd.	TSX	Secretary	December 2007	January 2011
Heatherdale Resources Ltd.	TSX-V	Secretary	November 2009	September 2010
			June 2013	Present
Northcliff Resources Ltd.	TSX	Secretary	June 2011	Present
Quartz Mountain Resources Ltd.	TSX-V	Secretary	June 2013	Present
Rathdowney Resources Ltd.	TSX-V	Secretary	March 2011	Present
Rockwell Diamonds Inc.	TSX, OTCBB, JSE	Secretary	February 2008	September 2012
Taseko Mines Limited	TSX, NYSE MKT	Secretary	July 2008	Present

Bruce Jenkins – Senior Vice President, Corporate Development

Bruce Jenkins is an environmental and government relations executive with more than 40 years of experience in project and corporate management. He supports the Pebble Partnership and helps guide environmental studies, mitigation planning and permitting activities. Mr. Jenkins is also Executive Vice President of Environment and Sustainability for Hunter Dickinson Inc.

Stephen Hodgson – Vice President, Engineering

Stephen Hodgson is a professional engineer with over 35 years of experience in mine operations, mine development and project engineering. He is also Executive Vice President of Engineering for Hunter Dickinson Inc.

Mr. Hodgson is, or was within the past five years, an officer of the following public companies:

Company	Name of Market	Positions Held	From	To
Rathdowney Resources Ltd.	TSX-V	Director	December 2011	August 2014

Sean Magee – Vice President, Public Affairs

Sean Magee is a former journalist and speech writer with more than 20 years of natural resource industry communications experience. Mr. Magee has had a working relationship with Hunter Dickinson Inc. for more than 15 years and is currently HDI's Executive Vice President of Strategic Communications and Public Affairs.

Doug Allen – Vice President, Corporate Communications

Doug Allen is an asset management industry specialist with more than 30 years of experience on both the sell-side and the buy-side of the investment industry. His experience includes extensive investment work in the mining industry. Mr. Allen serves as the primary liaison between the broker-dealer and asset management industries and the Company.

B.	COMPENSATION

Named Executive Officers

In this section “Named Executive Officer” (or "NEO") means each of the following individuals:

•	the Chief Executive Officer ("CEO");

•	the Chief Financial Officer ("CFO");

•

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

•	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2014.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended December 31, 2014.

The compensation paid to the NEOs during the Company’s three most recently completed financial years ended December 31 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compens- ation ($)	Total compens- ation ($)
				Annual incentive plans ($)	Long-term incentive plans ($)
Ronald Thiessen(2)(3) President & CEO	2014 2013 2012	500,500 460,500 371,750	427,200(4) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	927,700 460,500 371,750
Marchand Snyman(2)(3) CFO	2014 2013 2012	240,500 198,000 186,750	427,200(4) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	667,700 198,000 186,750
Thomas C. Collier PLP CEO	2014 2013 2012	568,408(1) Nil Nil	352,500(5) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	17,231(10) Nil Nil	938,140 Nil Nil
Peter Robertson(8) PLP Senior VP Corporate Affairs	2014 2013 2012	458,409(1) Nil Nil	58,750(5) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	17,231(10) Nil Nil	534,390 Nil Nil
Sean Magee(9) VP Public Affairs	2014 2013 2012	272,748 192,989 162,989	167,000(4)(6) Nil 119,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	439,748 192,989 281,988

Notes:

1.

Salaries except for Messrs. Collier and Robertson are paid in Canadian dollars. An annual average exchange rate of Cdn$1.00 = US$0.9053 has been applied for the period of January 1, 2014 to December 31, 2014 for figures reported for Messrs. Collier and Robertson

2.

Salary for Messrs. Thiessen, Snyman and Magee is paid through HDSI. The compensation amount shown is the amount paid by HDSI directly to Messrs. Thiessen, Snyman and Magee based on the estimated amount of time spent providing services to the Company, including the Pebble Partnership.

3.

Messrs. Thiessen and Snyman do not serve the Company solely on a full time basis, and their salary from the Company is allocated based on the estimated amount of time spent providing services to the Company. For 2014, Mr. Thiessen spent 78% (2013-78%, 2012-41%), and Mr. Snyman spent 54% (2013-54%, 2012-38%) of their estimated amount of time on providing services to the Company.

4.

The options were granted in February 2014 pursuant to the Corporation’s share option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 65.79%, expected dividend yield of 0%, and risk-free interest rate of 1.62%. The Black-Scholes grant date fair value for these awards was Cdn$0.89 per option which was 50% of the option exercise price.

5.

The options were granted in April 2014 pursuant to the Corporation’s share option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 67.44%, expected dividend yield of 0%, and risk- free interest rate of 1.64%. The Black-Scholes grant date fair value for these awards was Cdn$0.47 per option which was 53% of the option exercise price.

6.

The options were granted in September 2014 pursuant to the Corporation’s share option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 67.42%, expected dividend yield of 0%, and risk-free interest rate of 1.69%. The Black-Scholes grant date fair value for these awards was Cdn$0.39 per option which was 54% of the option exercise price.

7.	Mr. Collier was appointed to the position of CEO of the Pebble Limited Partnership on February 1, 2014. Mr. Collier is employed and paid through a subsidiary of the Company.

8.	Mr. Robertson holds the position of Senior Vice President of Corporate Affairs of the Pebble Limited Partnership. Mr. Robertson is employed and paid through a subsidiary of the Company.

9.

Mr. Magee does not serve the Company solely on a full-time basis, and his salary from the Company is allocated based on the estimated amount of time (93%) (2013-80%, 2012-63%) spent providing services to the Company and the Pebble Partnership. In 2014, 100% of the total base salary shown for Mr. Magee was paid for by the Company. In 2013 and 2012 the total base salary shown was paid as follows: a) by the Company (2013-54%, 2012-66%) and b) by the Pebble Partnership (2013-46%, 2012-34%).

10.

A subsidiary of the Company has a 401(k) retirement savings plan for U.S. employees whereby employees are able to contribute a portion of their pay and receive a dollar for dollar Company match up to 6% of their pay, subject to IRS limitations.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The Company currently only has an option-based awards plan and does not have any share based awards plan. The following table sets out the option-based awards outstanding as at December 31, 2014, for each NEO:

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in-the- money options(1) ($)
Ronald Thiessen President and CEO	480,000	1.77	Feb-26-2019(2)	Nil
Marchand Snyman CFO	480,000	1.77	Feb-26-2019(2)	Nil
Thomas C. Collier CEO PLP	750,000	0.89	Apr-16-2019(2)	Nil
Peter Robertson Senior VP Corporate Affairs	125,000	0.89	Apr-16-2019(2)	Nil
Sean Magee VP Public Affairs	200,000 100,000 100,000	0.72 1.77 3.00	Sep-15-2019(2) Feb-26-2019(2) Jun-29-2017	Nil Nil Nil

Notes:

1.	The value is the difference between the closing price of $1.40 per Common Share on the TSX at December 31, 2014 and the exercise price of options.

2.	Options were granted during the year ended December 31, 2014.

During the most recently completed financial year, the Company awarded an aggregate of 5,874,600 options. The following is a summary of the options awarded during the most recently completed financial year:

1.

On February 26, 2014, the Company granted 4,494,600 options with an exercise price of $1.77 per Common Share to directors, employees (including HDSI employees who are seconded to the Company) and consultants of the Company. Of the options granted, an aggregate of 3,050,000 options were awarded to directors and officers of the Company. The options have either a three or five year term and vest in two equal tranches: one half vested on date of grant, the remaining half will vest in 12 months from the grant date.

2.

On April 16, 2014 the Company granted 1,125,000 options with an exercise price of $0.89 per Common Share and a five year term to employees of the Pebble Partnership, which is now a wholly owned subsidiary of the Company. Of the options granted, 1,000,000 options vest in three equal tranches: one third vested on date of grant, one third vest in 12 months from the date of the grant and the remaining one third vests 24 months following the date of the grant. The remaining 125,000 options vest in five equal tranches: one fifth vested on date of grant, one fifth vest on February 1, 2015, one fifth vest on February 1, 2016, one fifth vest on February 1, 2017, and one fifth vest on February 1, 2018.

3.

On April 24, 2014 the Company granted 55,500 options with an exercise price of $0.89 per Common Share and a three year term to employees of the Pebble Partnership. The options vest in three equal tranches: one third vested on date of grant, one third vests 12 months from the grant date and one third vests 24 months following the grant date.

4.

On September 15, 2014, the Company granted 200,000 options with an exercise price of $0.72 per Common Share to an officer of the Company. The options have a five year term and vest in three equal tranches: one third vested on date of grant, one third vests 12 months from the grant date and one third vests 24 months following the grant date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2014, for each NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ronald Thiessen President and CEO	Nil	Nil
Marchand Snyman CFO	Nil	Nil
Thomas C. Collier CEO PLP	Nil	Nil
Peter Robertson Senior VP Corporate Affairs	Nil	Nil
Sean Magee VP Public Affairs	Nil	Nil

Note:

1.

Represents the aggregate dollar value that would have been realized if options under the option-based award had been exercised on the 2014 vesting date determined by taking the difference between the market price of the shares subject to the option at date of vesting and the exercise price of the option.

Compensation

Philosophy and Objectives

The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge and abilities to carry out the Board’s mandate.

Director Compensation Table

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO, for the Company’s most recently completed financial year of December 31, 2014 is:

Name	Fees earned ($)	Share option- based awards ($)(4)	Non-equity incentive plan compensatio n ($)	Pension value ($)	All other compensation ($)	Total ($)
Scott Cousens(2)	40,500	186,900	Nil	Nil	Nil	227,400
Robert Dickinson(2)	165,000	427,200	Nil	Nil	Nil	592,200
Gordon Fretwell(1)	44,000	133,500	Nil	Nil	Nil	177,500
Russell Hallbauer(2)	40,500	186,900	Nil	Nil	Nil	227,400
Wayne Kirk(1)(3)	84,500	240,300	Nil	Nil	Nil	324,800
Peter Mitchell(1)	49,200	133,500	Nil	Nil	Nil	182,700
Ken Pickering	40,500	133,500	Nil	Nil	Nil	174,000
Stephen Scott(5)	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

1.

Messrs. Fretwell, Kirk, Mitchell and Pickering provided services independently of HDSI. Each director of the Company who provided service independently of HDSI, and who is not an executive officer, was paid an annual director’s fee of: a) $40,500 Base Fee; b) $8,700 for Chairman of the Audit and Risk Committee; and c) $3,500 for the Chairman of the Compensation Committee and the Chairman of the NG Committee.

2.

Fees for Messrs. Cousens, Dickinson and Hallbauer are paid through HDSI. The fee amounts shown are the amounts paid by HDSI directly to Messrs. Cousens, Dickinson and Hallbauer based on the estimated time spent on the Company’s activities. For 2014, Mr. Cousens’ spent 12%, Mr. Dickinson spent 48% and Mr. Hallbauer spent 6% of their estimated amount of time on providing services to the Company.

3.

Mr. Kirk is sole member and Chairman of the Pebble Partnership Oversight Committee which is authorized to oversee the Company’s interest in the Pebble Partnership. The Pebble Partnership Oversight Committee Chairman received an annual fee of $40,500.

4.

The options were granted in February 2014 pursuant to the Corporation’s share option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 65.79%, expected dividend yield of 0%, and risk-free interest rate of 1.62%. The Black-Scholes grant date fair value for these awards was Cdn$0.89 per option which was 50% of the option exercise price.

5.	Mr. Scott resigned from the Board on February 20, 2014.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at December 31, 2014 (as mentioned previously the Company does not have a share-based awards plan) for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in- the-money options (1) ($)
Scott Cousens	210,000	1.77	Feb-26-2019(3)	Nil
Robert Dickinson	480,000	1.77	Feb-26-2019(3)	Nil
Gordon Fretwell	150,000	1.77	Feb-26-2019(3)	Nil
Russell Hallbauer	210,000	1.77	Feb-26-2019(3)	Nil
Wayne Kirk	270,000	1.77	Feb-26-2019(3)	Nil
Peter Mitchell	150,000	1.77	Feb-26-2019(3)	Nil
Ken Pickering	150,000	1.77	Feb-26-2019(3)	Nil
Stephen Scott (2)	Nil	Nil	Nil	Nil

Notes:

1.	The value is the difference between the closing price of $1.40 per Common Share on the TSX at December 31, 2014 and the exercise price of options.

2.	Mr. Scott resigned from the Board on February 20, 2014.

3.	Options were granted during the year ended December 31, 2014.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2014, for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

Name	Option-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Scott Cousens	Nil	Nil
Robert Dickinson	Nil	Nil
Gordon Fretwell	Nil	Nil
Russell Hallbauer	Nil	Nil
Wayne Kirk	Nil	Nil
Peter Mitchell	Nil	Nil
Ken Pickering	Nil	Nil
Stephen Scott (2)	Nil	Nil

Notes:

1.

Represents the aggregate dollar value that would have been realized if options under the option-based award had been exercised on the vesting date, determined by taking the difference between the market price of the shares subject to the share option at date of vesting and the exercise price of the share option.

2.	Mr. Scott resigned from the Board on February 20, 2014.

COMPENSATION ACTIONS, DECISIONS OR POLICIES MADE AFTER DECEMBER 31, 2014

Given the evolving nature of the Corporation’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or officer of Northern Dynasty is, as of the date of this Annual Report, or has been within the ten years before the date of this Annual Report, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer. This information has been provided by each director or officer, as the Company is unable to verify these statements independently.

As publicly disclosed at www.sedar.com in September, 2012, Great Basin Gold Ltd. ("GBG"), a company for which Mr. Thiessen was at the time a director, and for which Mr. Wayne Kirk was at that time a former director, having resigned as a director in January 2012, filed for creditor protection under the Companies’ Creditors Arrangement Act ("CCAA") in Canada, and as well, GBG’s principal South African subsidiary Southgold Exploration (Pty) Ltd. ("Southgold"), filed for protection under the South African Companies Act business rescue procedures. These companies continued to be subject to the insolvency proceedings at the time that Mr. Thiessen resigned.

Pine Valley Mining Corporation became subject to an order under CCAA in October 2006 during the year following Mr. Fretwell’s resignation as a director of that company.

On August 22, 2014, as publicly disclosed at www.sedar.com, Lignol Energy Corporation, a company for which Mr. Fretwell is a director, was placed into receivership.

C.	BOARD PRACTICES

All of the Company's directors were elected at the annual general meeting of shareholders held on June 19, 2014. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders. All officers have a term of office lasting until their removal or replacement by the board of directors (the "Board").

Except as disclosed above in Item 6.B, there were no arrangements, standard or otherwise, pursuant to which directors were compensated by Northern Dynasty or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year.

Mandate of the Board of Directors

The Board has a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the "Manual"), dated December 1, 2014. The Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitoring of its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring of senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. The Manual also includes written charters for each committee and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading black-out periods. Further, in the Manual the Board encourages but does not require continuing education for all the Company’s directors. A copy of the Manual is available for review on the Company’s website under Corporate Governance at www.northerndynastyminerals.com.

Composition of the Board of Directors

Applicable governance policies require that a listed issuer’s board of directors determine the status of each director as independent or not, based on each director’s interest in or other relationship with, the Company. Applicable governance policies recommend that a board of directors be constituted with a majority of directors who qualify as independent directors (as defined below). A board of directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board of directors, and the board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company’s policies allow for retention of independent advisors for members of the board of directors when they consider it advisable.

Under the policies, an "independent" director is one who "has no direct or indirect material relationship" with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to materially interfere with the exercise of the director’s independent judgment. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or employed by the Company’s external auditor. An individual who (or whose family member) is or has been within the last three years, an executive officer of an entity where any of the Company’s executive officers served at the same time on that entity’s Compensation Committee is deemed to have a material relationship as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board has nine (9) directors, four (4) of whom can be considered "independent" directors. The "independent" directors are Peter Mitchell, Wayne Kirk, Gordon Fretwell and Ken Pickering. These directors are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are: Scott Cousens (provides capital finance and investor communications services), Robert Dickinson (Chairman of the Board and geological consultant for the Company), Russell Hallbauer (provides engineering services), Marchand Snyman (Chief Financial Officer), and Ronald Thiessen (President and Chief Executive Officer).

All directors other than Mr. Pickering and Mr. Kirk serve together on boards of directors of other publicly traded companies associated with Hunter Dickinson Inc. ("HDI"), a private company. Messrs. Cousens, Dickinson, Hallbauer, Snyman and Thiessen are directors of HDI. As described in Item 7 below, HDI is the parent company of HDSI, which provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company. HDSI employs members of the executive management of some of these public companies (of which the Company is one) and in turn invoices those companies for their share of these services, pursuant to annually set rates.

The Board’s Nominating and Governance Committee (the "NG Committee") formalizes the process of ensuring high caliber directors and proper director succession planning. The NG Committee considered and recommended re-election of the current Board. The NG Committee currently consists of Wayne Kirk (Chair), Gordon Fretwell, and Ken Pickering, all of whom are independent (discussed above). The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, members of the Board and shareholders is good. Meetings of independent directors are not held on a regular scheduled basis but communications among this group occurs on an ongoing basis and as needs arise from regularly scheduled meetings of the Board or otherwise. The number of these meetings has not been recorded but it would be less than five in the financial year that commenced on January 1, 2014. The Board also encourages independent directors to bring up and discuss any issues or concerns and the Board is advised of and addresses any such issues or concerns raised thereby. The Board has appointed Gordon Fretwell as Lead Director, and as such, Mr. Fretwell’s mandate includes ensuring that the Board carries out its responsibilities effectively and independent from management.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company’s management. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

Applicable regulatory governance policies require that (i) the Board’s Audit and Risk Committee be composed only of independent directors, and the role of the Audit and Risk Committee be specifically defined and include the responsibility for overseeing management’s system of internal controls, (ii) the Audit and Risk Committee have direct access to the Company’s external auditor, (iii) other committees of the Board be composed of at least a majority of independent directors (iv) the Board expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the Company’s approach to governance issues, and (v) the Board appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis. The Audit and Risk Committee currently consists of Gordon Fretwell, Wayne Kirk and Peter Mitchell.

As well as an Audit and Risk Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee and a Pebble Partnership Oversight Committee. For information concerning the Audit and Risk Committee please see the Company's website at www.northerndynastyminerals.com.

Compensation Committee

The Board’s Compensation Committee currently consists of Gordon Fretwell (Chair), Ken Pickering and Peter Mitchell.

The Compensation Committee recommends compensation for the directors and executive officers of the Company. See further disclosure under the heading, Statement of Executive Compensation. The Compensation Committee charter is included in the Manual and is available for viewing at or can be downloaded from the Company’s website under Corporate Governance, at www.northerndynastyminerals.com.

The function of the Compensation Committee includes review, on an annual basis, of the compensation paid to the Company’s executive officers and directors, review of the performance of the Company’s executive officers and making recommendations on compensation to the Board.

The Compensation Committee administers the Company’s share option plan and periodically considers the grant of share options. Share options have been granted to the executive officers and directors and certain other service providers, taking into account competitive compensation factors and the belief that share options help align the interests of executive officers, directors and service providers with the interests of shareholders.

Nominating and Governance Committee ("NG Committee")

The Board’s NG Committee currently consists of Wayne Kirk, (Chair), Gordon Fretwell, and Ken Pickering. The charter for the NG Committee is included in the Manual and is available for viewing at or can be downloaded from the Company’s website under Corporate Governance, at www.northerndynastyminerals.com.

The NG Committee has been given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance and of assisting members of the Board in carrying out their duties. The NG Committee also reviews with the Board the rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with proper governance practices.

The nominating function of the NG Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of director of the Company. The Company has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually under the direction of the NG Committee and those assessments are then provided to the Board.

Pebble Partnership Oversight Committee

The Board has a Pebble Partnership Oversight Committee, the sole member of which is currently Wayne Kirk. This committee’s function is to oversee the operations of the Pebble Limited Partnership on behalf of the Board.

Board of Directors Decisions

Good governance policies require the Board of a listed corporation, together with its chief executive officer, to develop position descriptions for the Board and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility which is not delegated to senior management or to a Board committee remains with the full Board. The Board has approved written position descriptions for the Chairman of the Board and the Chairmen of the Board Committees.

Recruitment of New Directors and Assessment of Board of Directors Performance

Good governance policies require that (i) the board of directors of every listed corporation implement a process for assessing the effectiveness of the Board and its committees, and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board of directors review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

Please see the discussion concerning the Nominating and Governance Committee above under the heading, Committees of the Board of Directors.

The following table sets forth the record of attendance of Board, Audit and Risk, Compensation and NG Committee meetings by Directors for the 12 month period ended December 31, 2014:

Director	Board of Directors Meetings	Audit and Risk Committee Meetings	NG Committee Meetings	Compensation Committee Meetings
Scott D. Cousens	3 of 3
Robert A. Dickinson	3 of 3
Gordon Fretwell (1)	3 of 3	4 of 4	2 of 2	N/A
Wayne Kirk (2)	3 of 3	4 of 4	2 of 2	N/A
Russell Hallbauer	3 of 3
Ken Pickering	3 of 3		2 of 2
Marchand Snyman	3 of 3
Ronald W. Thiessen	3 of 3
Peter C. Mitchell (3)	3 of 3	4 of 4		N/A
Stephen Scott (4)	N/A

Notes:

1.	Current Compensation Committee Chairman.

2.	Current NG Committee Chairman.

3.	Current Audit and Risk Committee Chairman.

4.	Mr. Scott resigned from the Board on February 20, 2014.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they generally are acquainted with the Company’s mineral project(s) and the expectations of directors, or they would receive orientation commensurate with their previous experience on the Company’s properties, business, technology and industry and the responsibilities of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with appropriate education programs and/or suggestions to undertake continuing director education, the cost of which will be borne by the Company.

Ethical Business Conduct

The Board has a formal ethics policy which is contained in the Manual and which is available for download from the Company’s website under Corporate Governance at www.northendynastyminerals.com. In addition, the Board has implemented an annual procedure whereby directors and officers sign off on and ratify that they have read and understand the Company’s code of ethics and that they are unaware of any violations thereof. The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The NG Committee recommended to the Board the nine directors as nominees for election in 2014. See the description of the NG Committee above under the heading, Committees of the Board of Directors.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. The NG Committee oversees an annual formal assessment of the Board and its three main committees namely the Audit and Risk Committee, Compensation Committee and NG Committee. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

Audit Committee

Audit and Risk Committee ("Audit Committee") Charter

The Audit Committee has adopted a charter that sets out its mandate and responsibilities. A copy of the Audit and Risk Committee Charter, which is included as part of the Company’s Governance Policies and Procedures Manual, is available for download from the Company’s website at www.northerndynastyminerals.com.

Composition of the Audit Committee

The Audit Committee currently consists of Peter Mitchell (Chair), Wayne Kirk, and Gordon Fretwell. Mr. Mitchell is the Chairman of the Audit Committee. The Committee reviews all financial statements of the Company prior to their publication, reviews audits performed, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Audit Committee Charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with National Instrument 52-110 and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit Committee member is an independent director and is financially literate. Both Mr. Kirk and Mr. Fretwell are experienced securities lawyers. Mr. Mitchell, the Audit Committee Chairman is a Chartered Accountant and is a financial expert.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

•

the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•

reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and

•	an understanding of internal controls and procedures for financial reporting.

See disclosure regarding biographical information in Item 6.

Reliance on Certain Exemptions Available in NI 52-110

The Company’s auditor, Deloitte LLP, has not provided any material non-audit services during the most recently completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditor. The procedures require that all proposed engagements of its auditor for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditor for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

Principal Accountant Fees and Services

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by Deloitte LLP to the Company to ensure auditor independence. Disclosure of fees incurred with Deloitte LLP for audit and non-audit services in the last two fiscal years are outlined in Item 16.C.

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

Code of Ethics

The Company has adopted a code of ethics that applies to all directors, officers and employees of the Company. A copy of the Code of Ethics, which is included as part of the Company’s Governance Policies and Procedures Manual, is available for download from the Company’s website at www.northerndynastyminerals.com and under the Company’s profile on SEDAR at www.sedar.com.

Potential Conflicts of Interest

Directors of Northern Dynasty also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to such other companies. Furthermore, those other companies may participate in the same properties as those in which Northern Dynasty has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of "corporate opportunity". In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Northern Dynasty.

D.	EMPLOYEES

At December 31, 2014, the Company and its subsidiaries had 13 full time employees. Employees of HDSI are seconded to Northern Dynasty on an as-needed and as-requested basis (see Item 7 - Major Shareholders and Related Party Transactions).

E.	SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at May 11, 2015, the directors and officers of Northern Dynasty, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 7,463,561 common shares (7.11%), or 12,123,561 (11.05%) on a diluted basis.

As at May 11, 2015, the Company's directors and senior management beneficially owned the following number of the Company's common shares:

Name of Insider	Number of common Shares Beneficially Owned or Controlled (1)	As a % of the outstanding common shares
Scott D. Cousens	6,000	0.01%
Robert A. Dickinson (2)	4,070,083	3.88%
Gordon J. Fretwell	Nil	-
Russell E. Hallbauer	106,600	0.10%
Wayne Kirk	130,000	0.12%
Peter Mitchell	Nil (3)	-
Ken Pickering	116,000	0.11%
Marchand Snyman	120,000 (4)	0.11%
Ronald W. Thiessen	2,578,878	2.63%
Trevor Thomas	10,000	0.01%
Bruce Jenkins	10,000	0.01%
Stephen Hodgson	136,000	0.13%
Sean Magee	Nil	-
Doug Allen	Nil	-
Thomas C. Collier	Nil	-
Peter Robertson	Nil	-

Notes:

(1)

The information as to the number of Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees as filed on SEDI.

(2)	Certain of these common shares are beneficially owned through a private company controlled by Mr. Dickinson, and a Registered Retirement Saving Plan (RRSP) owned by Mr. Dickinson.

(3)	Mr. Mitchell has 60,000 Special Warrants that will convert into common shares on a one for one basis.

(4)	Certain of these common shares are beneficially owned through a Registered Retirement Saving Plan and a Tax Free Savings Account owned by Mr. Snyman.

As at May 11, 2015, the Company's directors and senior management beneficially held the following number of share purchase options (“options”). All share purchase options relate to the Company's common shares:

Name of Insider	Number of options	Exercise price	Expiry date
Scott D. Cousens	210,000	$1.77	Feb-26,2019
Robert A. Dickinson	480,000	$1.77	Feb-26,2019
Gordon J. Fretwell	150,000	$1.77	Feb-26,2019
Russell E. Hallbauer	210,000	$1.77	Feb-26,2019
Wayne Kirk	270,000	$1.77	Feb-26,2019
Peter Mitchell	150,000	$1.77	Feb-26,2019
Ken Pickering	150,000	$1.77	Feb-26,2019
Marchand Snyman	480,000	$1.77	Feb-26,2019
Ronald W. Thiessen	480,000	$1.77	Feb-26,2019
Trevor Thomas	75,000 70,000	$3.00 $1.77	Jun-29-2017 Feb-26,2019
Bruce Jenkins	100,000 100,000	$3.00 $1.77	Jun-29-2017 Feb-26,2019
Stephen Hodgson	100,000 100,000	$3.00 $1.77	Jun-29-2017 Feb-26,2019
Sean Magee	100,000 100,000 200,000	$3.00 $1.77 $0.72	Jun-29-2017 Feb-26,2019 Sep-15-2019
Doug Allen	100,000 100,000	$3.00 $1.77	Jun-29-2017 Feb-26,2019
Thomas C. Collier	750,000	$0.89	Apr-16-2019
Peter Robertson	125,000	$0.89	Apr-16-2019

Share Option Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company the Company has adopted a Share Option Plan (the “Plan”). At May 11, 2015, 7,567,200 options were outstanding pursuant to the Plan, described below, and an aggregate of 2,934,645 common shares remained available for issuance pursuant to the Plan. A description of the Plan is provided below.

Under the Plan, options may be granted in an amount up to 10% of the outstanding shares. As outstanding share options are exercised, additional share options may be granted to replace the exercised options. In addition, as the number of issued and outstanding Common Shares of the Company increases, the number of share options available for granting to eligible optionees will increase. As at the date hereof there are share options outstanding to purchase an aggregate of 7,567,200 Common Shares representing approximately 7% of Common Shares outstanding.

The following is a summary of the material terms of the Plan:

(a)

Persons who are directors, officers, employees, or consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the Plan.

(b)

Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX.

(c)

All options granted under the Plan may be exercisable only by the Optionee to whom they have been granted and the options are non-assignable and non-transferable, except that in the case of the death of an Optionee, any vested option held by the deceased Optionee at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of (1) one year after the date of death of such Optionee and (2) the date of expiration of the term otherwise applicable to such Option.

(d)	Vesting of options is determined by the Board and subject to the following:

•

where an Optionee has left the Company’s employ/office or has been advised his or her services are no longer required or his or her service contract has expired, subject to other provisions set out in the Plan, vested options expire on the earlier of the expiry date of the option or 90 days after the date the Optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested options immediately terminate without right to exercise same;

•

in the case of the death of an Optionee, any vested Option held at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

•

in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s options, whether or not vested at the date of dismissal, immediately terminate without right to exercise same;

•

in the event of a change of control occurring, options granted to directors and officers which are subject to vesting provisions are deemed to have immediately vested upon the occurrence of the change of control; and

•

in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, options granted which are subject to a vesting provision are deemed to have vested on the date of Meeting upon which the director is not re-elected;

(e)

All options granted under the Plan are exercisable for a period of up to 5 years and will vest at the discretion of the Board, provided that the term of such options may be extended in circumstances where the expiry date otherwise falls during a black-out period (defined below) as determined in accordance with the Company’s policies or applicable securities legislation, and subject to:

(i)

the Optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries and affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(ii)	remaining as a director of the Company or any of its subsidiaries or affiliates during the vesting period.

A “blackout period” is any period of time during which a participant in the Plan is unable to trade securities of the Company as a consequence of the implementation of a general restriction on trading by an authorized Officer or Director pursuant to the Company’s governance policies that authorize general and/or specific restrictions on trading by service providers in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company’s affairs. The term of an option will expire on its Expiry Date as defined in the Plan unless the Expiry Date occurs during a blackout period or within five business days after the expiry of the blackout period, in which case the Expiry Date for that Option will be the date that is the tenth business day after the date the blackout period expires.

(f)

The exercise price of the option is established by the Board at the time the option is granted, provided that the minimum exercise price shall not be less than the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding the date of the grant.

(g)

The number of common shares that may be issuable to directors who are independent directors of the Company, when combined with all of the Company’s other share compensation arrangements currently in effect for their benefit, may not exceed 1% of the Company’s outstanding common shares.

(h)	Subject to the policies of the TSX, the Plan may be amended by the Board without further shareholder approval to:

(i)	make amendments which are of a typographical, grammatical or clerical nature;

(ii)	change the vesting provisions of an option granted under the Plan;

(iii)	change the termination provision of an option granted under the Plan, if it does not entail an extension beyond the original expiry date of such option;

(iv)	add a cashless exercise feature payable in cash or Common Shares;

(v)	make amendments necessary as a result in changes in securities laws applicable to the Company;

(vi)	make such amendments as may be required by the policies of such senior stock exchange or stock market if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX; and

(vii)	make such amendments as reduce, and do not increase, the benefits of the Plan to Optionees.

(i)	The Plan has the following additional restrictions:

(i)

Common Shares to be issued to Insiders under the Plan, when combined with all of the Company’s other share compensation arrangements, may not exceed 10% of the outstanding Common Shares in any 12 month period;

(ii)

Common Shares being issuable to independent directors under the Plan, when combined with all of the Company’s other share compensation arrangements, may not exceed 1% of the outstanding Common Shares of the Company from time to time; and

(iii)

a reduction in the exercise price of an option granted hereunder to an Insider or an extension of the term of an option granted hereunder benefiting an Insider, would require the approval of the disinterested shareholders (defined below) of the Company.

Disinterested Shareholder approval shall be required in respect of:

a.	any amendment which reduces the Exercise Price of an Option;

b.	any amendment to extend the term of an option granted to an Insider;

c.	amendments to increase any of the limits on the number of Options that may be granted;

d.	any amendment that may permit an increase to the proposed limit on independent director participation;

e.	any amendment relating to the transferability or assignability of an Option; and

f.	any amendments required to be approved by shareholders under applicable law.

The Plan provides for the granting of Options that meet the definition of Incentive Stock Options under the United States Internal Revenue Code. The Plan provides that, subject to adjustment for general changes to the Common Shares, the total number of Common Shares which may be issued pursuant to such Incentive Stock Options is limited to 5,000,000 Common Shares.

Definitions:

A "disinterested shareholder" means a shareholder that is not an Insider eligible to receive options under the Plan, and who is not an Associate of an Insider.

An "Insider" is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of and/or control or direction, either directly or indirectly, over, securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2014.

Equity Compensation Plan Information

	Number of shares to be issued upon exercise of outstanding share options, warrants and rights (1)	Weighted-average exercise price of outstanding share options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plan approved by security holders (the Share Option Plan)	7,687,000	$1.95	1,813,986
Equity compensation plans not approved by security holders	–	–	–
Total	7,687,000	$1.95	1,813,986

Notes:

1.	The Company has only share options issued and outstanding. No warrants or rights have been issued by the Company under the plan.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Major Shareholders

Northern Dynasty is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Northern Dynasty's knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Northern Dynasty, the only class of securities with voting rights. For these purposes, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

Name	Number of common Shares Beneficially Owned or Controlled	As a % of the outstanding common shares[1]
Kopernik Global Investors, LLC[2]	6,519,135	6.21%
Mackenzie Financial Corporation	6,757,300	6.43%
Stirling Global Value Fund Inc.[3]	12,900,000	12.28%

Notes:

1.	Based on shares outstanding as of March 25, 2015. See below.

2.

Kopernik Global Investors holds 18,714,146 special warrants issued pursuant to the financing discussed under Item10 – C. Material Contracts which can be converted into common shares on a one-for-one basis at no additional cost.

3.

Stirling Global Value Fund holds 7,180,000 special warrants issued pursuant to the financing discussed under Item10 – C. Material Contracts which can be converted into common shares on a one-for-one basis at no additional cost.

As at May 11, 2015, Northern Dynasty had authorized unlimited common shares without par value, of which 105,018,453 were issued and outstanding. Northern Dynasty has 25,954,146 special warrants outstanding which are exercisable on a one-for one basis into common shares at no additional cost to the holder.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of May 11, 2015, Northern Dynasty's register of shareholders indicates that Northern Dynasty's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	87	99,126,939	94.4%
United States	179	5,607,143	5.3%
Other	25	284,371	0.3%
TOTALS	291	105,018,453	100.0%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Northern Dynasty's securities are recorded on the books of its transfer agent, Computershare Investor Services Inc., located at 510 Burrard Street, Vancouver, Canada (604) 661-9400 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Northern Dynasty does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

Northern Dynasty is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly, other than as noted above under Major Shareholders. There are no arrangements known to Northern Dynasty which, at a subsequent date, may result in a change in control of Northern Dynasty.

Insider Reports under the Securities Acts of British Columbia and Alberta and Ontario

Since the Company is a reporting issuer under the Securities Acts of British Columbia and Alberta and Ontario, under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the CSA , certain "insiders" of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Northern Dynasty's common shares within five days following the trade. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2, (604) 899-6500 or at the British Columbia Securities Commission web site, www.bcsc.bc.ca. In British Columbia, all insider reports must be filed electronically within five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.	RELATED PARTY TRANSACTIONS

Except as disclosed below, Northern Dynasty has not, since April 1, 2012, and does not at this time propose to:

(1)

enter into any transactions which are material to Northern Dynasty or a related party or any transactions unusual in their nature or conditions involving goods, services or tangible or intangible assets to which Northern Dynasty or any of its former subsidiaries was a party;

(2)	make any loans or guarantees directly or through any of its former subsidiaries to or for the benefit of any of the following persons:

(a)	enterprises directly or indirectly through one or more intermediaries, controlling or controlled by or under common control with Northern Dynasty;

(b)

associates of Northern Dynasty (unconsolidated enterprises in which Northern Dynasty has significant influence or which has significant influence over Northern Dynasty) including shareholders beneficially owning 10% or more of the outstanding shares of Northern Dynasty;

(c)	individuals owning, directly or indirectly, shares of Northern Dynasty that gives them significant influence over Northern Dynasty and close members of such individuals families;

(d)

key management personnel (persons having authority in responsibility for planning, directing and controlling the activities of Northern Dynasty including directors and senior management and close members of such directors and senior management); or

(e)	enterprises in which a substantial voting interest is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Hunter Dickinson Services Inc. ("HDSI")

Hunter Dickinson Inc. ("HDI") and its wholly owned subsidiary, HDSI, are private companies established by a group of mining professionals engaged in advancing and developing mineral properties for a number of private and publicly-listed exploration companies, one of which is the Company.

A number of the current directors of the Company, namely Scott Cousens, Robert Dickinson, Russell Hallbauer, Marchand Snyman and Ron Thiessen are active members of the HDI Board of Directors. Other key management personnel of the Company – Doug Allen, Stephen Hodgson, Bruce Jenkins, Sean Magee and Trevor Thomas – are members of HDI’s senior management team.

The business purpose of the related party relationship

HDSI provides technical, geological, corporate communications, regulatory compliance, administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship with HDSI, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI.

The measurement basis used

The Company procures services from HDSI pursuant to an agreement (the "Services Agreement") dated July 2, 2010 whereby HDSI agreed to provide technical, geological, corporate communications, administrative and management services to the Company. A copy of the Services Agreement is publicly available under the Company’s profile at www.sedar.com.

Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services is determined based on an agreed upon charge-out rate for each employee performing the service and the time spent by the employee. The charge-out rate also includes overhead costs such as office rent, information technology services and administrative support. Such charge-out rates are agreed and set annually in advance.

Third party expenses are billed at cost, without any markup.

Ongoing contractual or other commitments resulting from the related party relationship

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice from either the Company or HDSI.

Transactions	2014	2013
Services rendered by HDSI
Technical	$1,745	$1,241
Engineering	540	612
Environmental	686	383
Socioeconomic	277	85
Other technical services	242	161
General and administrative	3,181	2,940
Management, financial & administration	2,542	2,245
Shareholder communication	639	695
Services rendered by HDSI	$4,926	$4,181

Reimbursement of third party expenses	779	828
Conferences and travel	196	234
Insurance	71	57
Office supplies and other	512	537

Total paid by the Company	$5,705	$5,009

Key Management Personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in note 8(a) of the notes to the Financial Statements which accompany this Annual Report and which are available under the Company’s profile at www.sedar.com.

C.	INTERESTS OF EXPERTS AND COUNSEL

J. David Gaunt, P.Geo., James Lang, P.Geo., Eric Titley, P.Geo., of Hunter Dickinson Services Inc., and Ting Lu, P.Eng., Tetra Tech are persons:

(a)      who are named as in a report described in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and

(b)      whose profession or business gives authority to the report made by each of them.

Messrs. Gaunt, Lang and Titley hold interests in the common shares of the Company, directly or indirectly, or through share purchase options, representing less than 1% of the Company's outstanding share capital. Ms. Lu holds no interest in the Company.

ITEM 8	FINANCIAL INFORMATION

A1.	FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 18 of this Form 20-F contains Northern Dynasty's audited annual financial statements as at and for the years ended December 31, 2014, 2013 and 2012. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

A2.	DIVIDEND POLICY

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Northern Dynasty are being retained for exploration of its projects.

A3.	LEGAL PROCEEDINGS

(i)	Environmental Protection Agency and Bristol Bay Watershed Assessment

In February 2011, the EPA announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in Bristol Bay and, specifically the Nushagak and Kvichak area drainages. This process was ostensibly initiated in response to calls from persons and groups opposing the Pebble Project for the EPA to pre-emptively use its asserted authority under Section 404(c) of the US Clean Water Act to prohibit discharges of dredged or fill material in waters of the US within these drainages; however, evidence exists that EPA may have been considering a Section 404(c) veto of the Pebble Project at least as far back as 2008 – two years before it received a petition from several Alaska Native tribes.

The EPA’s first draft Bristol Bay Watershed Assessment ("BBWA") report was released on May 18, 2012. In the Company’s opinion after review with its consultants, the draft report is a fundamentally flawed document. By the EPA’s own admission, it evaluated the effects of a "hypothetical project" that has neither been defined nor proposed by the Pebble Partnership, and for which key environmental mitigation strategies have not yet been developed and, hence would not yet be known. It is believed by the Company that the assessment was rushed because it is based on studies conducted over only one year in an area of 20,000 square miles. In comparison, the Pebble Project has studied the ecological and social environment surrounding Pebble for nearly a decade. The EPA also failed to adequately consider the comprehensive and detailed data that the Pebble Partnership provided as part of its 27,000-page Environmental Baseline Document.

The EPA called for public comment on the quality and sufficiency of scientific information presented in the draft BBWA report. In response, the Pebble Partnership and Northern Dynasty made submissions on the draft report. Northern Dynasty made a presentation highlighting these shortcomings at public hearings held in Seattle, Washington, on May 31, 2012 and in Anchorage, Alaska, on August 7, 2012. In July 2012, the Company also submitted a 635-page critique of the draft report in response to the EPA’s call for public comment, and has called upon the EPA to cease such unwarranted actions until such time as a definitive proposal for the development of the Pebble deposit is submitted into the rigorous National Environmental Policy Act ("NEPA") permitting process.

Concerns about the reasonableness of the basis of risk assessment in the draft EPA report were stated by many of the independent experts on the peer review panel assembled to review the BBWA, as summarized in a report entitled "External Peer Review of EPA's Draft Document: An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska" released in November 2012. In a wide-ranging critique of the draft report's methodology and findings, many peer review panelists called the EPA's effort to evaluate the effects of a "hypothetical mining scenario" on the water, fish, wildlife and cultural resources of Southwest Alaska "inadequate", "premature", "unreasonable", “suspect" and "misleading".

On April 26, 2013, the EPA released a revised draft of the BBWA report and announced another public comment and Peer Review period. The Pebble Partnership and Northern Dynasty made submissions on the revised draft. In late May 2013, Northern Dynasty filed a 205-page submission which describes the same major shortcomings as the original report published in May 2012.

In mid-January 2014, the EPA released the final version of its BBWA. The report still reflects many of the same fundamental shortcomings as previous drafts.

On February 28, 2014, the EPA announced the initiation of a regulatory process under Section 404(c) of the Clean Water Act to consider restriction or a prohibition on mining activities associated with the Pebble deposit in order to protect aquatic resources in southwest Alaska. In late April 2014, the Pebble Partnership submitted a comprehensive response to the EPA’s February 28, 2014 notification letter.

In late May 2014, the Pebble Partnership filed suit in the U.S. District Court for Alaska and sought an injunction to halt the regulatory process initiated by the EPA under the Clean Water Act, asserting that, in the absence of a permit application, the process exceeds the federal agency’s statutory authority and violates the Alaska Statehood Act among other federal laws. The State of Alaska and Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, later joined in the Pebble Partnership’s lawsuit against the EPA as co-plaintiffs. On September 26, 2014, U.S. federal court in Alaska granted EPA’s motion to dismiss the case. This ruling did not judge the merits of the statutory authority case, it only deferred that hearing and judgment until after a final Section 404(c) determination has been made by the EPA. If or when the EPA action is deemed "final", the Pebble Partnership will pursue the underlying case. The Company has also appealed the decision to grant the motion to dismiss to the 9th Circuit Court of Appeals. The 9th Circuit Court of Appeals has agreed to an expedited hearing of the Pebble Partnership’s appeal.

On July 18, 2014, EPA Region 10 announced a ’Proposed Determination’ to restrict the discharge of dredged or fill material associated with mining the Pebble deposit in a 268 square mile area should that disposal result in any of the following: loss of five or more miles of streams with documented salmon occurrence; loss of 19 or more miles of streams where salmon are not documented but that are tributaries of streams with documented salmon occurrence; the loss of 1,100 or more acres of wetlands, lakes, and ponds that connect with streams with documented salmon occurrence or tributaries of those streams; and stream flow alterations greater than 20 percent of daily flow in nine or more linear miles of streams with documented salmon occurrence. Northern Dynasty management does not accept that EPA has the statutory authority to impose conditions on development at Pebble, or any development project anywhere in Alaska or the US, prior to the submission of a detailed development plan and its thorough review by federal and state agencies including development of an Environmental Impact Statement ("EIS") and review under NEPA.

On September 19, 2014, the Pebble Partnership submitted a comprehensive legal and technical response to EPA Region 10’s Proposed Determination.’ Northern Dynasty and the Pebble Partnership believe the Proposed Determination is unsupported by the administrative record as established by the Bristol Bay Watershed Assessment, and is therefore arbitrary and capricious.

On September 3, 2014, the Pebble Partnership initiated a second action against EPA in federal district court in Alaska charging that EPA violated the Federal Advisory Committee Act ("FACA ") due to its close interactions with, and the undue influence of Environmental Non-Governmental Organizations ("ENGOs") and anti-mining activists in developing the Bristol Bay Watershed Assessment, and with respect to its unprecedented pre-emptive 404c regulatory process under the Clean Water Act. On September 24, 2014, the U.S. federal court judge in Alaska released an order recognizing that EPA agreed not to take the next step to advance its 404c regulatory process with respect to southwest Alaska’s Pebble Project until at least January 2, 2015.

On November 24, 2014, the U.S. federal court judge in Alaska granted the Pebble Partnership’s request for a Preliminary Injunction ("PI") in relation to the FACA case. While the PI does not resolve the Pebble Partnership’s claims that EPA actions with respect to the Bristol Bay Watershed Assessment and subsequent 404c regulatory process violated FACA, the decision permits the further discovery process of the underlying facts to enable the court to issue a final decision on the merits of the FACA case. Northern Dynasty expects it will take several months for the case to run its course.

The Pebble Partnership will now have an opportunity for extensive depositions and discovery into alleged EPA misconduct. That the Preliminary Injunction was granted also reflects the US federal court judge’s view that the claimant has a ‘likelihood of success on the merits.’ Should Pebble Partnership prevail in its FACA litigation against the EPA, the federal agency may be unable to rely upon the Bristol Bay Watershed Assessment as part of the administrative record for any regulatory action at the Pebble Project.

Northern Dynasty has submitted numerous letters to the independent Office of the EPA Inspector General ("IG") since January 2014 raising concerns of bias, process irregularities and undue influence by environmental organizations in the EPA's preparation of the Bristol Bay Watershed Assessment. In response to Congressional and other requests, on May 2, 2014, the IG’s office announced that it would investigate the EPA’s conduct in preparing ‘An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska’. A team of IG investigators is now in place and a full investigation is underway "to determine whether the EPA adhered to laws, regulations, policies and procedures in developing its assessment of potential mining impacts in Bristol Bay, Alaska." The Pebble Partnership is advancing a multi-dimensional strategy to address the EPA’s pre-emptive regulatory process under Section 404(c) of the Clean Water Act, and is working to position the Pebble Project to initiate federal and state permitting under NEPA unencumbered by any extraordinary development restrictions imposed by the EPA. This strategy includes three discrete pieces of litigation against the EPA as set below:

•

challenging the EPA’s statutory authority to pre-emptively impose development restrictions at the Pebble Project under Section 404(c) of the Clean Water Act prior to the Pebble Partnership submitting a proposed development plan for the project or the development of an EIS under NEPA;

•	alleging that the EPA violated FACA in the course of undertaking the Bristol Bay Watershed Assessment and subsequent Section 404(c) of the Clean Water Act regulatory process; and

•	alleging that the EPA is unlawfully withholding relevant documentation and other information sought by the Pebble Partnership under the Freedom of Information Act ("FOIA").

The Pebble Partnership’s strategy to address the EPA’s Section 404(c) of the Clean Water Act regulatory process also includes undertaking research, including technical and legal investigations, to facilitate various investigations of EPA actions with respect to the Pebble Project, including one by the EPA Inspector General.

On March 24, 2015, it was announced that former Defense Secretary William S. Cohen and his firm, The Cohen Group, assisted by law firm DLA Piper, had been retained by the Pebble Partnership to conduct an independent review of whether the EPA acted fairly in connection with its evaluation of potential mining in the Bristol Bay, Alaska watershed. Secretary Cohen will evaluate the fairness of EPA's actions and decisions in this matter based upon a thorough assessment of the facts and relying on his experience as Secretary of Defense as well as his 24 years as a member of the US House of Representatives and Senate. He will have full discretion as to the means and manner of carrying out this review to ensure that it is thorough and unbiased.

While the litigation process is inherently uncertain, and it is difficult to predict with confidence the length of time that each of the legal initiatives described above will take to advance to specific milestone events or final conclusion, Northern Dynasty expects the following to occur in 2015:

•

the 9th Circuit Court of Appeals is expected to fully hear and issue a decision in 2015 on the Pebble Partnership’s appeal of a lower court’s decision that its ‘statutory authority’ case is not ripe and cannot be heard until such time as the EPA has taken final regulatory action under Section 404(c) of the Clean Water Act. If the Pebble Partnership prevails, the case will be returned to federal court in Alaska for a final determination on its merits; if the EPA prevails, the statutory authority case will be heard at a later date should the federal agency proceed to issue a final regulatory decision under Section 404(c) of the Clean Water Act;

•	a final decision by a federal court judge in Alaska on the Pebble Partnership’s FACA case is expected in the latter half of the year;

•	a decision in the Pebble Partnership’s FOIA litigation against EPA is expected in the latter half of the year; and

•

the independent Office of the EPA Inspector General is expected to complete its investigation and publish a final report on EPA actions with respect to the Bristol Bay Watershed Assessment and the EPA’s subsequent Section 404(c) of the Clean Water Act regulatory process in the second or third quarter of 2015.

Northern Dynasty cannot predict the outcome of its various challenges to what it sees as improper, preemptory attempts by the EPA to prevent or otherwise restrict mineral development at Pebble. If these challenges all fail and the EPA continues to oppose the Pebble Project by all legal means, it may have a material adverse effect on the Company.

(ii)	Nunamta Aulukestai

In October 2011, a lawsuit filed in July 2009 by the Trustees for Alaska (an environmental law firm) on behalf of Nunamta Aulukestai – an organization established and funded to oppose development of the Pebble Project - was rejected by the Anchorage Superior Court. The lawsuit alleged that the Alaska Department of Natural Resources had violated the state constitution by granting exploration and temporary water use permits to the Pebble Partnership, and exploration activities had caused harm to vegetation, water, fish and wildlife. The Pebble Partnership actively participated in the trial proceedings after being granted intervener status. Superior Court Judge Aarseth denied each of the allegations made by Nunamta Aulukestai, and ruled that no evidence of environmental harm was presented. The plaintiffs have filed an appeal that is now pending before the Alaska Supreme Court.

(iii)	Lake and Peninsula Borough

In November 2011, by a narrow 280 – 246 margin, voters in southwest Alaska’s Lake & Peninsula Borough approved a ballot measure sponsored by anti-Pebble activists that proposed to restrict future development that affects more than one square mile of land within the 31,000 square mile borough. The initiative was opposed by a broad spectrum of Alaska interests, including a group of four Alaska Native village corporations representing seven Lake & Peninsula Borough communities whose private land holdings would be affected by the ordinance, the State of Alaska and the Pebble Partnership. It was also opposed by the Resource Development Council for Alaska, the Alaska State Chamber of Commerce, the Alaska Miners Association, Council of Alaska Producers, the Alaska Oil and Gas Association and the Alaska Industry Support Alliance, among others.

The Pebble Partnership and the State of Alaska filed legal challenges to the ballot initiative in the Alaska Superior Court, and on March 19, 2014 the court issued a permanent injunction barring the law from going into effect. The court ruled in favor of the Pebble Partnership, agreeing that the Alaska constitution and Alaska statutes preempted local governments from interfering with resource development on State lands. The ballot sponsors have appealed to the Alaska Supreme Court.

B.	SIGNIFICANT CHANGES

There have been no significant changes to Northern Dynasty’s affairs as disclosed in the accompanying financial statements since December 31, 2014, except as disclosed in this Annual Report on Form 20-F.

ITEM 9	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Trading Markets

Northern Dynasty's common shares have been listed in Canada on the Toronto Stock Exchange since October 2007, under the symbol NDM, and prior to that on the TSX Venture Exchange ("TSX-V") since December 1994.

The Company's common shares have been traded in the U.S. on NYSE MKT (formerly known as the American Stock Exchange "AMEX"), since November 2004, under the symbol NAK.

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX and on the NYSE MKT.

	Trading under the symbol NDM			Trading under the symbol NAK
	on the TSX			on the NYSE MKT
			Average daily			Average daily
Fiscal Year Ended	High	Low	trading	High	Low	trading
December 31,	($)	($)	volume	(US$)	(US$)	volume
2014	1.85	0.38	56,803	1.70	0.32	204,562
2013	4.19	1.07	75,913	4.26	1.00	271,510
2012	8.13	2.23	116,593	8.19	2.20	269,042
2011	21.50	5.16	252,154	21.76	4.87	612,224
2010	14.45	6.50	113,821	14.45	6.00	294,358

	Trading under the symbol NDM			Trading under the symbol NAK
	on the TSX			on the NYSE MKT
			Average daily			Average daily
Fiscal Quarter	High	Low	trading	High	Low	trading
	($)	($)	volume	(US$)	(US$)	volume
Q1 2015	0.83	0.45	85,840	0.72	0.36	102,643
Q4 2014	0.65	0.38	54,644	0.59	0.32	173,261
Q3 2014	0.95	0.55	63,193	0.89	0.52	121,700
Q2 2014	1.13	0.67	54,719	1.01	0.61	170,652
Q1 2014	1.85	0.90	54,726	1.70	0.80	359,362
Q4 2013	1.98	1.07	66,846	1.93	1.00	321,525
Q3 2013	2.84	1.35	64,799	2.73	1.31	248,384
Q2 2013	3.28	1.94	75,546	3.17	1.85	251,034
Q1 2013	4.19	2.75	97,143	4.26	2.67	264,668

	Trading under the symbol NDM			Trading under the symbol NAK
	on the TSX			on the NYSE MKT
			Average daily			Average daily
Last six months	High	Low	trading	High	Low	trading
	($)	($)	volume	(US$)	(US$)	volume
April 2015	0.53	0.44	21,900	0.43	0.36	69,400
March 2015	0.63	0.46	33,100	0.51	0.36	109,900
February 2015	0.83	0.53	27,800	0.72	0.43	113,100
January 2015	0.57	0.45	194,200	0.45	0.38	92,900
December 2014	0.57	0.39	51,900	0.50	0.33	257,400
November 2014	0.52	0.40	69,100	0.47	0.35	167,100

Northern Dynasty share trading information is also available through free internet search services (for example, refer to www.yahoo.com, enter NDM.TO (for TSX) or NAK (for NYSE MKT)).

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

The shares of Northern Dynasty have traded in Canada on the TSX since October 2007, and prior to that on the TSX-V since December 1994, under the trading symbol NDM. Northern Dynasty's shares have traded on the NYSE MKT under the symbol NAK, since November 2004.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not required in an Annual Report.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company was originally incorporated on May 11, 1983 pursuant to the Company Act of the Province of British Columbia (predecessor statute to the British Columbia Corporations Act in force since 2004), under the name "Dynasty Resources Inc.". On November 30, 1983 the Company changed its name to "Northern Dynasty Explorations Ltd." and subsequently, on October 11, 1997, changed its name to Northern Dynasty Minerals Ltd.

The Company’s current Notice of Articles is dated August 15, 2014 and is attached to this Annual report on Form 20-F as Exhibit 19.1. The Company’s Articles dated June 10, 2010, as amended on June 19, 2013, are attached to this annual report on Form 20-F as Exhibit 19.1.

The following is a summary of certain material provisions of (i) Northern Dynasty’s Notice of Articles and Articles, and (ii) certain provisions of the British Columbia Business Corporations Act (the “Business Corporations Act”) applicable to Northern Dynasty:

1.	Objects and Purposes

Northern Dynasty's Notice of Articles and Articles do not specify objects or purposes. Northern Dynasty is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

2.	Directors

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

According to the Business Corporations Act, a director holds a disclosable interest in a contract or transaction if:

1.	the contract or transaction is material to the company;

2.	the company has entered, or proposes to enter, into the contract or transaction, and

3.	either of the following applies to the director:

a.	the director has a material interest in the contract or transaction;

b.	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction if:

1.

the situation that would otherwise constitute a disclosable interest arose before the coming into force of the Business Corporations Act or, if the company was recognized under the Business Corporations Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

a.	applied to the company on or after the date on which the situation arose; and

b.	is comparable in scope and intent to the provisions of the Business Corporations Act;

2.	both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;

3.	the company is a wholly owned subsidiary of the other party to the contract or transaction;

4.	the other party to the contract or transaction is a wholly owned subsidiary of the company; or

5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

The Business Corporations Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1.

the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2.	the contract or transaction relates to an indemnity or insurance;

3.

the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company;

4.

the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Under Northern Dynasty’s Articles, a director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which Northern Dynasty has entered or proposes to enter:

1.

is liable to account to Northern Dynasty for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act;

2.

is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution;

3.

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act. No director or intended director is disqualified by his or her office from contracting with Northern Dynasty either with regard to the holding of any office or place of profit the director holds with Northern Dynasty or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of Northern Dynasty in which a director is in any way interested is liable to be voided for that reason.

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders by ordinary resolution. The Business Corporations Act provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of Northern Dynasty or of an affiliate of Northern Dynasty.

Borrowing powers exercisable by the directors.

Under the Articles, the directors may, on behalf of Northern Dynasty:

1.	borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2.

issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of Northern Dynasty or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3.	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4.

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of Northern Dynasty.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to Northern Dynasty under its Memorandum or its Articles or the Business Corporations Act.

Number of shares required for a director’s qualification.

Directors need not own any shares of Northern Dynasty in order to qualify as directors.

3.	Rights, Preferences and Restrictions Attaching to Each Class of Shares

Authorized Capital

The Company’s authorized capital consists of an unlimited number of common shares.

Common Shares

The rights, preferences and restrictions attached to the Company’s common shares are summarized as follows:

Dividends

Subject the provisions of the Business Corporations Act, the directors may from time to time declare and authorized payments of dividends out of available assets. Any dividends must be declared and paid according to the number of shares held. Under the Business Corporations Act, no dividend may be paid if Northern Dynasty is, or would as a result of payment of the dividend become, insolvent.

Voting Rights

Each common share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. Directors are elected to hold office at each annual meeting and hold office until the ensuing annual meeting. Directors automatically retire at each annual meeting. There are no staggered directorships among Northern Dynasty’s directors. There are no cumulative voting rights applicable to Northern Dynasty.

Rights to Profits and Liquidation Rights

All common shares of Northern Dynasty participate ratably in any net profit or loss of Northern Dynasty and participate ratably as to any distribution of assets in the event of a winding up or other liquidation.

Redemption

The common shares are not subject to any rights of redemption.

Sinking Fund Provisions

Northern Dynasty has no sinking fund provisions or similar obligations relating to the common shares.

Shares Fully Paid

All common shares of Northern Dynasty must, under the Business Corporations Act, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

Holders of common shares of Northern Dynasty are not entitled to any pre-emptive rights which provide a right to any holder to participate in any further offerings of the Company’s equity or other securities.

4.	Changes to Rights and Restrictions to Shares

The Articles provide that, subject to the Business Corporations Act, the Company may, by special resolution:

•

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

•	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Subject to the Business Corporations Act, the Company may by directors resolution subdivide or consolidate all or any of its unissued, or fully paid issued, shares and, if applicable, alter its Notice of Articles, and, if applicable, its Articles.

The Articles provide that the Company may be directors resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

The Company’s Articles provide that, subject to the Business Corporations Act, the Company may by ordinary resolution of shareholders (or a resolution of the directors in the case of §(c) or §(f) below):

(a)	create one or more classes or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that Northern Dynasty is authorized to issue out of any class or series of shares or establish a maximum number of shares that Northern Dynasty is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

o	decrease the par value of those shares; or

o	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify a special resolution.

The Articles provide that a special resolution is a resolution of shareholders that is approved by two thirds (66 2/3%) of those votes cast at a properly constituted meeting of shareholders. An ordinary resolution is a resolution of shareholders that is approved by a majority of those votes cast at a properly constituted meeting of shareholders. Quorum pursuant to the Articles is two shareholders holding at least 33 1/3% of issued shares.

If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class or series by a special separate resolution will be required.

The Business Corporations Act also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5.	Meetings of Shareholders

The Articles provide that the Company must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of Northern Dynasty. Shareholders meetings are governed by the Articles of Northern Dynasty but many important shareholder protections are also contained in the Canadian provincial securities laws that are applicable to Northern Dynasty as a reporting issuer in the Canadian provinces of British Columbia, Alberta, and Ontario (“Canadian Securities Laws”) and the British Columbia Corporations Act. The Articles provide that Northern Dynasty will provide at least 21 days' advance written notice of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

Canadian Securities Law and the British Columbia Corporations Act superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Northern Dynasty makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by Canadian Securities Laws and the British Columbia Corporations Act. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Northern Dynasty must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual Meeting must be held and the percentage of shareholders required to call an annual Meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6.	Rights to Own Securities

There are no limitations under Northern Dynasty's Articles or in the Business Corporations Act on the right of persons who are not citizens of Canada to hold or vote common shares.

7.	Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

The Company’s Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company. The Company has implemented a shareholders' rights plan dated effective May 17, 2013 which was approved by the Board on May 17, 2013 and ratified by the Company's shareholders in June 2013. A copy is attached as Exhibit 4.04 hereto. There are no adopted provisions in the Company’s Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

8.	Ownership Threshold Requiring Public Disclosure

The Articles of Northern Dynasty do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Northern Dynasty's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Northern Dynasty but Canadian Securities Law requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 5 days of the trade. In addition, Canadian Securities Laws require disclosure of acquisition of more than 10% of the issued and outstanding shares of the Company by press release and filing of an early warning report within 2 business days of the acquisition. Canadian Securities Laws also require that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares, and United States federal securities laws require the disclosure in our annual report on Form 20-F of holders who own more than 5% of our issued and outstanding shares.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9.	Differences in Law between the US and British Columbia

Differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

10.	Changes in the Capital of the Company

There are no conditions imposed by Northern Dynasty’s Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

C.	MATERIAL CONTRACTS

Northern Dynasty's only material contracts as of May 11, 2015 are:

1.	Corporate Services Agreement between Northern Dynasty and Hunter Dickinson Services Inc. dated July 2, 2010. See Item 7.B.

2.	Special Warrant Certificate dated effective December 31, 2014;

3.	Registration Rights Agreement dated effective December 31, 2014.

In late December 2014 and early January 2015, the Company completed a financing to raise proceeds of $15.5 million through the issuance of 35,962,735 special warrants (the “Special Warrants’) Each special warrant entitles the holder thereof to receive one common share (“Common Share”) of the Company (an “Underlying Share’) without payment of additional consideration.

The Company agreed with the investors to use reasonable best efforts to clear resale restrictions that are or may be applicable to the Underlying Shares by (i) seeking to clear a final Prospectus in Canada qualifying the distribution of the Underlying Shares for resale in Canada, and (ii) concurrently filing a U.S. Registration Statement with the SEC to seek to qualify the resale of such Underlying Shares in the United States. The Company further agreed to use reasonable best efforts to cause the U.S. Registration Statement to be declared effective by the SEC by not later than 90 days after the Closing Date and to cause such U.S. Registration Statement to remain continuously effective until the Resale Filing Termination Date. The Company further agreed to use reasonable best efforts to cause the Prospectus to remain effective and current until the earlier of: (i) 90 days following the issuance of a receipt for the Prospectus; and (ii) the expiry of the Canadian hold period on the Special Warrants.

The TSX and the NYSE MKT have conditionally approved the listing of the Underlying Shares to be issued by the Company under this Prospectus. Listing is subject to the Company fulfilling all of the requirements of the TSX and the NYSE MKT.

The Special Warrants were issued pursuant to and are governed by and subject to the terms and conditions of the Special Warrant Certificates which are all dated as of December 31, 2014. The Special Warrant Certificates provide, among other things, that the holders of Special Warrants will be entitled to receive, upon exercise or deemed exercise of the Special Warrants, without payment of any additional consideration and subject to adjustment in certain circumstances, one Underlying Share for each Special Warrant held, at any time prior to the Expiry.

The Special Warrant Certificates generally provide that for holders who are not U.S. Persons they will be automatically exercised into Underlying Shares upon a receipt being issued for the final Prospectus subject to a limitation for any holder that the number of Underlying Shares when aggregated with other Common Shares beneficially owned will not exceed 19.99% of issued Common Shares (only one non-U.S. Person holder is potentially affected by this limitation). Therefore, on issuance of a final receipt for this Prospectus, 17,123,589 Underlying Shares will be issued on exercise and cancellation of 17,123,589 Special Warrants of the 35,962,735 Special Warrants which were issued, subject to the 19.99% limitation noted above. A total of 18,839,146 Special Warrants were issued to U.S. Persons and may be exercised until December 31, 2016 and will be subject to the U.S. Registration Statement.

The Company cleared the distribution of the underlying shares in Canada and the United States on February 24, 2015. A total of 10,008,589 Special Warrants shares have been converted to date.

The Special Warrant Certificates provide that the Special Warrants do not confer on a holder of Special Warrants any right or interest whatsoever as a shareholder of the Company, including but not limited to any right to vote at, to receive notice of, or to attend, any meeting of shareholders or any other proceedings of the company or any right to receive any dividend or other distribution. No fractional Underlying Shares will be issued upon the exercise or deemed exercise of the Special Warrants and holders of the Special Warrants will not have any rights as shareholders of the Company.

In addition, the Special Warrant Certificates provide for and contains adjustment provisions designed to keep the holders of the Special Warrants unaffected by the possible occurrence of certain events, including any subdivision, redivision, change, reduction, combination, consolidation, stock dividend or reclassification of the common shares, the amalgamation, merger or corporate reorganization of the Company. The Special Warrant Certificates provides that in each such event the number of Underlying Shares issuable upon the exercise of deemed exercise of the Special Warrants will be adjusted immediately after the effective date of such subdivision, redivision, change, reduction, combination, consolidation, or stock dividend of the common shares, the amalgamation, merger or corporate reorganization of the Company.

The rights of holders of Special Warrants may be modified by agreement between the Company and the holders of the Special Warrants. The Special Warrant Certificates provides for meetings by holders of Special Warrants and the passing of resolutions and extraordinary resolutions by such holders which are binding on all holders of Special Warrants. Certain amendments to the Special Warrant Certificates may only be made by “extraordinary resolution”, which is defined in the Special Warrant Certificates as a resolution passed by the affirmative vote of Special Warrant holders entitled to acquire not less than 66% of the aggregate number of Underlying Shares which may be acquired pursuant to all the then outstanding Special Warrants represented at the meeting and voted on the poll on such resolution.

The foregoing is a summary description of certain material provisions of the Special Warrant Certificates, it does not purport to be a comprehensive summary and is qualified in its entirety by reference to the more detailed provisions of the Special Warrant Certificates.

Other agreements are in the normal course of business.

D.	EXCHANGE CONTROLS

Northern Dynasty is incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote Common Shares of the Company. However, the Investment Canada Act (Canada) (the "Investment Act") has rules regarding certain acquisitions of shares by non-Canadians, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a non-Canadian who proposes to acquire Common Shares of the Company. The discussion is general only; it is not a substitute for independent legal advice from an investor's own advisor; and, except where expressly noted, it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures, Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Industry (or the Minister of Canadian Heritage and Official Languages for investments in a Canadian business engaged in any of the activities of a "cultural business"), is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act through the acquisition of Common Shares if the non-Canadian acquired a majority of the Common Shares of the Company.

Further, the acquisition of less than a majority but one-third or more of the Common Shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of Common Shares.

To determine whether an investment is reviewable under the Investment Act it is necessary to consider whether the investor (or the vendor) is a ‘WTO investor’ (i.e. controlled by persons who are citizens of countries that are members of the World Trade Organization ("WTO"); there are currently 160 WTO members); the book value of the assets of the Canadian business being acquired; and whether the Canadian business being acquired engages in cultural activities.

Where a WTO investor is involved, and if the Canadian business is being acquired directly and is not engaged in cultural activities, an investment will be reviewable only if the Canadian operating business being acquired has an enterprise value in excess of C$600 million for 2015.

If the acquisition by a WTO investor is indirect (i.e., the acquisition of shares of a foreign corporation that controls a Canadian business) the transaction is not reviewable. Where the Canadian business engages in any of the activities of a ‘cultural business’, or if neither the investor nor the vendor are WTO investors, the applicable thresholds for direct and indirect investments are assets with a book value of C$5 million or C$50 million, respectively. (The acquisition of a Canadian business that is a "cultural business" is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.)

An acquisition of control of a Canadian business by a non-Canadian that falls below the thresholds for review under the Investment Act does not require the filing of an application for review. However, even where an investment falls below the thresholds, it must still be notified by way of a two-page form to the Investment Review Division of the Department of Industry (or the Department of Canadian Heritage for cultural cases). Notifications may be submitted by the investor any time before or up to 30 days after implementation of the investment.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister of Industry has reasonable grounds to believe that an investment by a non-Canadian "could be injurious to national security," the Minister of Industry may send the non-Canadian a notice indicating that an order for review of the investment may be made.

The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act. To date, there is neither legislation nor guidelines published, or anticipated to be published, on the meaning of "injurious to national security." Discussions with government officials suggest that very few investment proposals will cause a review under these new sections.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to Common Shares of the Company are exempt from the Investment Act, including

(a)      acquisition of Common Shares of the Company by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b)      acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c)      acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of Common Shares, remained unchanged.

E.	TAXATION

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder who (a), for the purposes of the Income Tax Act (Canada) (the "Tax Act") and at all relevant times, (i) is not resident in Canada or deemed to be resident in Canada, (ii) deals at arm's length and is not affiliated with the Company, (iii) holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the "Treaty") at all relevant times, is a resident solely of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency ("CRA") has introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisors with respect to these forms and all relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a "U.S. Holder" or "U.S. Holders", and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), specified financial institutions, or entities considered fiscally transparent under applicable law, or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and our understanding of the current administrative practices of the CRA. It has been assumed that all currently proposed amendments to the Tax Act and regulations will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account Canadian provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder's particular circumstances. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisors with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Dividends

Dividends paid or credited or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of a U.S. holder that is a corporate shareholder owning at least 10% of the Company's voting shares), provided the U.S. Holder can establish entitlement to the benefits of the Treaty. We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market, unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

Provided that the Company's common shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the TSX) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period preceding the disposition, (i) the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length (or the U.S. Holder together with such persons) owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing. Common shares may also be deemed to be taxable Canadian property under the Tax Act in certain specific circumstances, including in certain circumstances where shares were acquired for other securities in a tax-deferred transaction for Canadian tax purposes.

If the Company’s shares constitute taxable Canadian property to the U.S. Holder, the U.S. Holder will (unless relieved under the Treaty) be subject to Canadian income tax on any gain. The taxpayer’s capital gain or loss from a disposition of the share is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the share and reasonable expenses of disposition. One-half of a capital gain ("taxable capital gain") from the disposition of taxable Canadian property (other than treaty protected properties) is included in computing the income of a U.S. Holder and one-half of a capital loss ("allowable capital loss”) is deductible from taxable capital gains from dispositions of taxable Canadian property realized in the same year. Unused allowable capital losses from previous taxation years generally may be carried back three taxation years or forward indefinitely and applied to reduce net taxable capital gains realized in those years by a U.S. Holder from the disposition of a taxable Canadian property.

A U.S. Holder holding Common shares as taxable Canadian property should consult with the U.S. Holder's own tax advisors in advance of any disposition of Common shares or deemed disposition under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of the Company’s common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of common shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. Dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity of the ownership and disposition of common shares generally will depend on the activities of the entity and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences to any such entity or its owners. Partners (or other owners) of entities or arrangements that are classified as partnerships (or other "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" within the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any tax year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to such U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes it was a PFIC during one or more prior years, and, based on current business plans and financial projections, expects to be a PFIC in the current tax year and possibly in subsequent tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty before the close of the tax year in question. Accordingly, there can be no assurance that the Company will or will not be determined to be a PFIC for the current or any prior or future tax year, or that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is a PFIC, a U.S. Holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, the failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC for a tax year, if (a) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the "income test") or (b) 50% or more (by value) of its assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). For purposes of the PFIC provisions, "gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally will be excluded from passive income if substantially all (85% or more) of the Company’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company's direct or indirect equity interest in any company that is also a PFIC (a ''Subsidiary PFIC''), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company meets the income test or the asset test for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the default rules of Section 1291 of the Code (described below) with respect to (a) any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of common shares and (b) any "excess distribution" received on the common shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the three preceding tax years (or during a U.S. Holder's holding period for the common shares, if shorter).

Under the default rules of Section 1291 of the Code, any gain realized on the sale or other disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to tax years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the resulting tax liability for each such year, calculated as if such tax liability had been due in each such tax year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible. Any loss realized on the disposition of common shares would not be recognized.

If the Company meets the income test or the asset test for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company meets the income test or the asset test in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the default rules of Section 1291 of the Code, discussed above, with respect to its common shares. Instead, such a U.S. Holder will be required to include currently in gross income for each tax year in which the Company is a PFIC, such U.S. Holder’s pro rata share of the Company’s net capital gain and ordinary earnings, if any, regardless of whether such gain or earnings are actually distributed. If a U.S. Holder that made a timely and effective QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive tax-free distributions from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is “timely”. A QEF Election will be treated as "timely" if such QEF Election is made for the first tax year in the U.S. Holder's holding period for the common shares in which the Company was meets the income test or asset test. A U.S. Holder may make a QEF Election for a tax year by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such tax year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which it is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to its revocation. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable). Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

In light of the adverse tax consequences of the Company being a PFIC and the uncertainty as to the Company’s PFIC status, the Company will provide to any U.S. Holder, upon written request, the information necessary for U.S. income tax reporting purposes for such U.S. Holder to make a QEF Election with respect to the Company. The Company may elect to provide such information on its website. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are "regularly traded" on a qualified exchange or other market (within the meaning of the Code and applicable Treasury Regulations), which include a national securities exchange that is registered with the Securities and Exchange Commission, the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, and certain foreign securities exchanges that are regulated or supervised by a governmental authority of the country in which the market is located. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There is no assurance that the common shares will be or remain "regularly traded" for this purpose.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the default rules of Section 1291 of the Code, discussed above, with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the default rules of Section 1291 of the Code, discussed above, will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder's tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the common shares, as of the close of such tax year, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are treated as capital losses. Deductions for capital losses are subject to significant limitations under the Code.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be eligible for such election or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions with respect to a Subsidiary PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See "Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute a dividend. Dividends received on common shares generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends for U.S. corporations. If the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. A U.S. Holder's tax basis in common shares generally will be such U.S. Holder's U.S. Dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in connection with the ownership of common shares, or on the sale or other taxable disposition of common shares, generally will be equal to the U.S. Dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. Dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. Dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the common shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a Dollar-for-Dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

Information Reporting and Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting. In addition, backup withholding, currently, at a rate of 28%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

Exhibits attached to this Form 20-F are also available for viewing on EDGAR, or at the offices of Northern Dynasty, Suite 1500 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 or on request of Northern Dynasty at 604-684-6365, attention: Corporate Secretary. Copies of Northern Dynasty's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.	TRANSACTION RISK AND CURRENCY RISK MANAGEMENT

Northern Dynasty's operations do not employ financial instruments or derivatives which are market sensitive.

B.	EXCHANGE RATE SENSITIVITY

Northern Dynasty's administrative operations are in Canada. The Company typically holds most of its funds in US and Canadian Dollars and typically acquires foreign currency on an as-needed basis.

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership and U5 Resources Inc. both have the US dollar as functional currency; and certain of the Company’s corporate expenses are incurred in US dollars. As the Company’s functional and presentation currency is the Canadian dollar, the fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company as well as the value of the Company’s assets and total shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of the financial assets exposed to foreign exchange risk, and there was no significant change to the Company’s exposure to foreign exchange risk during the year ended December 31, 2014.

The exposure of the Company's financial assets to foreign exchange risk is as follows:

Currency	December 31, 2014			December 31, 2013
	US dollar amount		Amount in	US dollar amount		Amount in
US dollars – Financial assets	(000s	)	Canadian dollars	(000s	)	Canadian dollars
Amounts receivable	$547		$635	$5,360		$5,701
Cash and cash equivalents	1,515		1,758	7,083		7,534
Total exposed to currency risk	$2,062		$2,393	$12,443		$13,235

The exposure of the Company's financial liabilities to foreign exchange risk is as follows:

Currency	December 31, 2014			December 31, 2013
						Amount in
	US dollar		Amount in Canadian	US dollar amount		Canadian
US dollars – Financial liabilities	amount (000s	)	dollars	(000s	)	dollars
Trade and other payables	$4,504		$5,225	$3,197		$3,400
Total exposed to currency risk	$4,504		$5,225	$3,197		$3,400

A 10% depreciation of the Canadian dollar relative to the United States dollar at December 31, 2014 would result in a loss of $283,000 (2013 - $983,000 gain). This analysis assumes that all other variables, in particular interest rates, remain constant.

The Company currently does not engage in foreign currency hedging.

C.	INTEREST RATE RISK AND EQUITY PRICE RISK

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the year ended December 31, 2014.

Assuming that all variables remain constant, a 100 basis points change in a decrease or increase in interest rates would have resulted in a decrease or increase in interest income of approximately $176,000 (2013 - $267,000).

D.	COMMODITY PRICE RISK

While the value of the Company’s core mineral resource property, held through its interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices have fluctuated widely historically and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this annual report on Form 20-F, an evaluation was carried out with the participation of the Company's management, including the President and Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d –15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the President and CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 20-F, the Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and are effective at that reasonable assurance level in providing: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) material information required to be disclosed in the Company's reports filed under the Exchange Act was accumulated and communicated to the Company's management, including the President and CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the President and CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of December 31, 2014.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this annual report on Form 20-F, no changes occurred in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its President and CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16	[RESERVED]

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Audit and Risk committee are Gordon Fretwell, Wayne Kirk and Peter Mitchell. The board of directors has determined that Mr. Mitchell qualifies as a "financial expert" under the rules of the SEC, based on his education and experience. Each audit and risk committee member is independent, as the term is defined in section 803 of the NYSE/MKT Company Guide.

Each audit committee member is able to read and understand fundamental financial statements.

ITEM 16B	CODE OF ETHICS

The Company's board of directors has adopted a Code of Ethics governing directors, officers, employees and contractors. The Code of Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

(a)	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b)

full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company;

(c)	compliance with applicable laws, rules and regulations;

(d)	the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code; and

(e)	accountability for adherence to the Code of Ethics.

The board of directors monitors compliance with the Code of Ethics by ensuring that all Company personnel have read and understood the Code of Ethics, and by charging management with bringing to the attention of the board of directors any issues that arise with respect to the Code of Ethics.

The Company's Code of Ethics is included in the Manual which is available for download at the Company’s website under Corporate Governance at www.northerndynastyminerals.com. The Company will also provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: 15th floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 or on request of the Company at 604-684-6365, attention: Investor Relations Department.

During the most recently completed fiscal year, the Company has neither: (a) materially amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm, Deloitte LLP for various services.

Services:	Description of services	Year ended December 31
		2014	2013
Audit Fees	Includes fees necessary to perform the annual audit and quarterly reviews of the Company's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.	$197,000	$199,500
Audit-related Fees	Includes services that are traditionally performed by the auditor.
       These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services
	not required by legislation or regulation.	Nil	Nil
Tax Fees	Includes fees for all tax services other than those included in "Audit
       Fees" and "Audit-related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for
	rulings or technical advice from tax authorities.	Nil	Nil
All Other Fees	Includes all other non-audit services.	Nil	Nil
Total		$197,000	$199,500

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum Dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended December 31, 2014.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2014, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements for the fiscal year ended December 31, 2014 and the related information pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The financial statements appear in this annual report on Form 20-F beginning on page 88. The report of the independent registered public accounting firm appears on page 89.

ITEM 19	EXHIBITS

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit
Number	Description of Exhibit

1.01	Articles Dated June 10, 2010

4.01	Special Warrant Certificate Dated Effective December 31, 2014 (1)

4.02	Registration Rights Agreement Dated Effective December 31, 2014 (1)

4.03	Share Option Plan Dated May 16, 2014

4.04	Shareholder Rights Plan Dated Effective May 17, 2013

12.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.01	Consent of Independent Registered Public Accounting Firm

14.02	Consent of Independent Auditors

15.01	Pebble Property List of Property Claims

15.02	Consent of Expert (David Gaunt)

15.03	Consent of Expert (James Lang)

15.04	Consent of Expert (Eric Titley)

15.05	Consent of Expert (Ting Lu)

Notes

(1): Incorporated by reference to the Company’s Form F-3 filed on February 13, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NORTHERN DYNASTY MINERALS LTD.

/s/ Marchand Snyman
Chief Financial Officer
DATED: May 15, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Northern Dynasty Minerals Ltd.

We have audited the accompanying consolidated financial statements of Northern Dynasty Minerals Ltd., and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Northern Dynasty Minerals Ltd. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 of the financial statements which indicates that the Company incurred a net loss of $21,394,000 during the year ended December 31, 2014. This condition, along with other matters as set forth in Note 1, indicates the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Accountants
Vancouver, Canada
March 30, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Northern Dynasty Minerals Ltd.

We have audited the internal control over financial reporting of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 30, 2015 expressed an unmodified opinion on those financial statements and included an emphasis of matter paragraph regarding the ability of the Company to continue as a going concern.

/s/ Deloitte LLP

Chartered Accountants
Vancouver, Canada
March 30, 2015

Consolidated Statements of Financial Position
(Expressed in thousands of Canadian Dollars)

		December 31	December 31
	Notes	2014	2013

ASSETS

Non-current assets
Mineral property, plant and equipment	3	$123,608	$108,050
Total non-current assets		123,608	108,050

Current assets
Available-for-sale financial assets	4	287	–
Amounts receivable and prepaid expenses	5	962	6,663
Restricted cash	6	1,206	1,276
Cash and cash equivalents	6	9,447	25,795
Total current assets		11,902	33,734

Total Assets		$135,510	$141,784

EQUITY

Capital and reserves
Share capital	7	$389,227	$389,227
Reserves		84,031	58,649
Deficit		(345,295)	(313,948)
Total Equity		127,963	133,928

LIABILITIES

Non-current liabilities
Deferred income taxes	12	1,514	3,803
Total non-current liabilities		1,514	3,803

Current liabilities
Payable to a related party	8	383	459
Trade and other payables	9	5,650	3,594
Total current liabilities		6,033	4,053

Total Liabilities		7,547	7,856

Total Equity and Liabilities		$135,510	$141,784

Events after the reporting date (note 7(b))
Commitments (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Loss (Income)
(Expressed in thousands of Canadian Dollars, except for share information)

		Year ended December 31
	Notes	2014	2013	2012

Expenses
Exploration and evaluation expenses	3, 11	$12,877	$1,991	$4,461
General and administrative expenses	11	17,384	6,245	6,780
Share-based compensation	7(c)	3,877	641	5,225
Loss from operating activities		34,138	8,877	16,466
Foreign exchange (gain) loss		(221)	(340)	83
Interest income		(281)	(1,136)	(887)
Gain on discontinuance of equity method	3(a)	–	(5,062)	–
Loss before tax		33,636	2,339	15,662
Deferred Income tax	12	(2,289)	184	–
Loss for the year		$31,347	$2,523	$15,662

Other comprehensive (income) loss
Items that may be reclassified subsequently to loss
Foreign exchange translation difference	3, 7(d)	(9,945)	(6,874)	2,206
Deferred income tax on investment in a foreign subsidiary	7(d)	–	128	(83)
Reversal of deferred income tax on investment	7(d)	–	(141)	–
Increase in fair value of available-for-sale financial assets	4	(8)	–	–
Other comprehensive (income) loss for the year		$(9,953)	$6,887)	$2,123

Total comprehensive loss (income) for the year		$21,394	$(4,364)	$17,785

Basic and diluted loss per common share	10	$0.33	$0.03	$0.16

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

		Year ended December 31
	Notes	2014	2013	2012

Cash flows from operating activities
Loss for the year		$(31,347)	$(2,523)	$(15,662)
Adjustments for items not affecting cash or operating activities:
Deferred income tax recovery	12	(2,289)	184	–
Depreciation		282	–	–
Loss on disposal of equipment		13	–	–
Interest received on cash held		(149)	(633)	(445)
Interest receivable on loan	5	(131)	(503)	(442)
Gain on discontinuance of equity method	3	–	(5,062)	–
Share-based compensation		3,877	641	5,225
Unrealized exchange (gain) loss		(211)	(332)	93
		1,392	(5,705)	4,431
Changes in working capital items
Restricted cash	6(b)	171	(1,269)	–
Amounts receivable and prepaid expenses		303	84	48
Amounts receivable from a related party		–	3	480
Trade and other payables		1,747	1,246	91
Payable to related party		(76)	311	148
		2,145	375	767

Net cash used in operating activities		(27,810)	(7,853)	(10,464)

Cash flows from investing activities
Cash contribution to the Pebble Limited Partnership	3(a)	–	(1,055)	–
Net cash received on assuming control of the Pebble Limited Partnership	3(a)	–	6,507	–
Proceeds from disposal of equipment		50	–	–
Interest received on cash held		149	633	445
Net cash from investing activities		199	6,085	445

Cash flows from financing activities
Special warrants issued, net of issuance cost	7(b)	11,273	–	–
Common shares issued for cash on exercise of share purchase options	7(c)	–	30	97
Net cash from financing activities		11,273	30	97

Net decrease in cash and cash equivalents		(16,338)	(1,738)	(9,922)
Effect of exchange rate fluctuations on cash held		(10)	(4)	2
Cash and cash equivalents at beginning of the year		25,795	27,537	37,457

Cash and cash equivalents at end of the year	6	$9,447	$25,795	$27,537

Non-cash investing and financing activities:
The Company received available-for-sale financial assets in payment for 650,000 Special warrants issued (note 7(b)) Assets and liabilities held in the Pebble Limited Partnership upon discontinuance of equity method and consolidation in these consolidated financial statements (note 3)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital			Reserves
				Equity	Foreign
				settled	currency
				share-based	translation		Investment
		Number of		payments	reserve		revaluation	Special
		shares	Amount	reserve	(note 7	(d))	reserve	Warrants	Deficit	Total equity

Balance at January 1, 2012		94,978,764	$388,987	$45,664	$2,470		$(2)	$–	$(295,763)	$141,356
Shares issued for cash on exercise of share purchase options		21,000	97	–	–		–	–	–	97
Fair value of options allocated to shares issued on exercise		–	105	(105)	–		–	–	–	–
Share-based compensation		–	–	5,225	–		–	–	–	5,225
Loss for the year		–	–	–	–		–	–	(15,662)	(15,662)
Other comprehensive loss for the year net of tax		–	–	–	(2,123)		–	–	–	(2,123)
Total comprehensive loss for the year										(17,785)

Balance at December 31, 2012		94,999,764	$389,189	$50,784	$347		$(2)	$–	$311,425)	$128,893

Balance at January 1, 2013		94,999,764	$389,189	$50,784	$347		$(2)	$–	$(311,425)	$128,893
Fair value of options allocated to shares issued on exercise		–	8	(8)	–		–	–	–	–
Shares issued for cash on exercise of share purchase options		10,100	30	–	–		–	–	–	30
Share-based compensation		–	–	641	–		–	–	–	641
Loss for the year		–	–	–	–		–	–	(2,523)	(2,523)
Other comprehensive income for the year net of tax		–	–	–	6,887		–	–	–	6,887
Total comprehensive income for the year										4,364

Balance at December 31, 2013		95,009,864	$389,227	$51,417	$7,234		$(2)	$–	$(313,948)	$133,928

Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian Dollars, except for share information)

	Notes		Share capital			Reserves
					Equity	Foreign
					settled	currency
					share-based	translation		Investment
			Number of		payments	reserve		revaluation	Special
			shares	Amount	reserve	(note 7	(d))	reserve	Warrants	Deficit	Total equity

Balance at January 1, 2014			95,009,864	$389,227	$51,417	$7,234		$(2)	$–	$(313,948)	$133,928
Special warrants issued net of transaction costs	7	(b)	–	–	–	–		–	11,552	–	11,552
Share-based compensation			–	–	3,877	–		–	–	–	3,877
Loss for the year			–	–	–	–		–	–	(31,347)	(31,347)
Other comprehensive income for the year net of tax			–	–	–	9,945		8	–	–	9,953
Total comprehensive loss for the year											(21,394)

Balance at December 31, 2014			95,009,864	$389,227	$55,294	$17,179		$6	$11,552	$(345,295)	$127,963

The accompanying notes are an integral part of these consolidated financial statements.

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the New York Stock Exchange-MKT ("NYSE-MKT") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The consolidated financial statements ("Financial Statements") of the Company as at and for the year ended December 31, 2014, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests, is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the year ended December 31, 2014, the Company arranged a private placement of special warrants for gross proceeds of $15,500 (note 7(b)).

As at December 31, 2014, the Group has $9.4 million in cash and cash equivalents for its operating requirements. The Group has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required in order to progress any material expenditures at the Pebble Project. Additional financing may include any of or a combination of debt equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such there is material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

In July 2014, the United States Environmental Protection Agency (the "EPA") announced a proposal under Section 404(c) of the Clean Water Act to restrict and impose limitations on all discharge of dredged or fill material ("EPA Action") associated with mining the Pebble deposit. The Company believes that the EPA does not have the statutory authority to impose conditions on the development at Pebble prior to the submission of a detailed development plan and its thorough review by federal and state agencies including review under the National Environmental Protection Act ("NEPA"). The Pebble Limited Partnership (the “Pebble Partnership”), a wholly-owned subsidiary of the Company, along with the State of Alaska and the Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, filed for an injunction to stop the EPA Action with the US Federal Court in Alaska (the "Court"). However, the Court has deferred judgment thereon until the EPA has issued a final determination. The Company has appealed the Court’s decision to the 9th Circuit Court of Appeals. In September 2014, the Pebble Partnership initiated a second action against the EPA in federal district court in Alaska charging that the EPA violated the Federal Advisory Committee Act ("FACA"). In November 2014, the U.S. federal court judge in Alaska granted, in relation to the FACA case, the Pebble Partnership’s request for a preliminary injunction, which, although considered by the Company as a significant procedural milestone in the litigation, does not resolve the Pebble Partnership’s claims that the EPA Actions with respect to the Bristol Bay Assessment and subsequent 404(c) regulatory process violated FACA. The Company expects its legal rights will be upheld by the Court and that the Company will ultimately be able to apply for the necessary permits under NEPA.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s) that are effective for the Group’s reporting year ended December 31, 2014. These Financial Statements were authorized for issue by the Board of Directors on March 30, 2015.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as available-for- sale, which are stated at their fair value (note 2 (f) and note 4). The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements.

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries, and entities controlled by the Company and its subsidiaries listed below:

	Place of
Name of Subsidiary	Incorporation	Principal Activity	Ownership
U5 Resources Inc.[1]	Nevada, USA	Holding Company. Wholly- owned subsidiary of the Company.	100%
0796412 BC Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
3537137 Canada Inc.[2]	Canada	Holding Company. Wholly- owned subsidiary of the Company.	100%
Pebble Services Inc.	Nevada, USA	Management and services company. Wholly-owned subsidiary of the Company.	100%
Northern Dynasty Partnership	Alaska, USA	Holds 99.9% of the Pebble Limited Partnership and 100% of Pebble Mines Corp.	100% (indirect)
Pebble Limited Partnership	Alaska, USA	Holding Company and Exploration of the Pebble Project.	100% (indirect)
Pebble Mines Corp.	Delaware, USA	General Partner. Holds 0.1% of PLP.	100% (indirect)
Pebble West Claims Corporation [3]	Alaska, USA	Holding Company. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
Pebble East Claims Corporation [3]	Alaska, USA	Holding Company. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
Kaskanak Copper LLC [5]	Delaware, USA	Holds 100% of Kaskanak Inc. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
Kaskanak Inc. 4,[5]	Alaska, USA	Holding Company.	100% (indirect)

Notes to the table above:

1	Holds the claims acquired from Liberty Star (note 3 (b)).

2.	Holds 20% interest in the Northern Dynasty Partnership. The Company holds the remaining 80% interest.

3.	Holds the Pebble Project claims.

4.	Holds claims located south and west of the Pebble Project claims.

5.	In January 2015, these entities were merged with Pebble East Claims Corporation.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Company has power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns.

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Investment in Joint Ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

An investment in a joint venture is accounted for using the equity method. Under the equity method, an investment in a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of changes in net assets of the joint venture attributable to the Group. An investment is accounted for using the equity method from the date on which the investee becomes a joint venture.

(e)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. The functional currency of U5 Resources Inc., Pebble Mines Corp., the Pebble Partnership and its subsidiaries, is the US dollar and for all other entities within the Group, the functional currency is the Canadian dollar. The functional currency determinations were conducted through an analysis of the factors for consideration identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Before assuming control of the Pebble Partnership in 2013, the Group’s investment in the Pebble Partnership under joint venture (note 3(a)) was translated at the end of each reporting period and exchange differences arising on translation of the US denominated investment were recognized directly in the foreign currency translation reserve through other comprehensive income or loss (note 7(d)).

The results and financial position of entities within the Group which have a functional currency that differs from that of the Group are translated into Canadian dollars as follows:- (i) assets and liabilities for each statement of financial position are translated at the closing exchange rate at that date; (ii) income and expenses for each income statement are translated at average exchange rates for the period; and (iii) the resulting exchange differences are included in the foreign currency translation reserve within equity.

(f)	Financial Instruments

Non-derivative financial assets:

The Group has the following non-derivative financial assets: available-for-sale financial assets (note 4) and loans and receivables.

Available-for-sale financial assets

Available-for-sale ("AFS") financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets at fair value through profit or loss. The Group’s investments in marketable securities are classified as AFS financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income or loss and accumulated in the investment revaluation reserve within equity. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized within other comprehensive income or loss. The change in fair value of AFS equity investments is recognized in other comprehensive income or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables consist of cash and cash equivalents, restricted cash (note 6), and amounts receivable (note 5).

Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash in the statements of financial position are comprised of cash and highly liquid investments having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash.

The Group’s cash and cash equivalents and restricted cash are invested in business and savings accounts and guaranteed investment certificates at major financial institutions and are available on demand by the Group for its programs and, as such, are subject to an insignificant risk of change in value.

Non-derivative financial liabilities:

The Group’s non-derivative financial liabilities comprise trade and other payables (note 9) and a payable to a related party (note 8).

All financial liabilities fall within the classification of other financial liabilities versus financial liabilities through profit or loss, and are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Impairment of financial assets:

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

Derivative financial assets and liabilities:

The Group has no derivative financial assets or liabilities.

(g)	Exploration and Evaluation Expenditure

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the acquisition date fair value of exploration and evaluation assets acquired in a business combination or an asset acquisition. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Group has obtained the legal rights to explore an area are expensed.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation ("E&E") assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and when the Group has sufficient information to reach a conclusion about technical feasibility and commercial viability.

Industry-specific indicators for an impairment review arise typically when one of the following circumstances applies:

•	Substantive expenditure on further exploration and evaluation activities is neither budgeted nor planned;

•	title to the asset is compromised;

•	adverse changes in the taxation and regulatory environment;

•	adverse changes in variations in commodity prices and markets; and

•	variations in the exchange rate for the currency of operation.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

(h)	Mineral property, plant and equipment

Mineral property, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of mineral property, plant and equipment consists of the acquisition costs transferred from E&E assets, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, including costs to further delineate the ore body, development and construction costs, removal of overburden to initially expose the ore body, an initial estimate of the costs of dismantling, removing the item and restoring the site on which it is located and, if applicable, borrowing costs.

Mineral property acquisition and development costs are not currently depreciated as the Pebble Project is still in the development stage and no saleable minerals are being produced.

The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of plant and equipment, less their estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

(i)	Impairment of Non-Financial Assets

At the end of each reporting period the carrying amounts of the Group’s non-financial assets are reviewed to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount. This increase in the carrying amount is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

The Group has not recorded any impairment charges in the years presented.

(j)	Share Capital and Special Warrants

Common shares and special warrants (note 7(b)) are classified as equity. Transaction costs directly attributable to the issue of common shares, share purchase options and special warrants are recognized as a deduction from equity, net of any tax effects. Upon conversion of the special warrants into common shares, the carrying amount of the special warrants, net of a pro rata share of the transaction costs, is transferred to common share capital.

(k)	Share-based Payment Transactions

Equity-settled share-based payments

The Group operates an equity-settled share-based option plan for its employees and service providers (note 7(c)). The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in the equity-settled share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes ("direct employee") or provides services similar to those performed by a direct employee.

The fair value is measured at grant date for each tranche, which is expensed on a straight line basis over the vesting period, with a corresponding increase in the equity-settled share-based payments reserve in equity. The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share purchase options were granted and forfeiture rates as appropriate. At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

(l)	Income Taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is provided using the balance sheet liability method, providing for unused tax loss carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(m)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

The Group has no material restoration, rehabilitation and environmental obligations as the disturbance to date is immaterial.

(n)	Loss per Share

The Group presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the year. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(o)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. The Group’s core asset is the Pebble Project, which is located in Alaska, USA.

(p)	Significant Accounting Estimates and Judgments

The preparation of these Financial Statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Sources of estimation uncertainty

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

The Group uses the Black-Scholes Option Pricing Model to calculate the fair value of share purchase options granted for determining share-based compensation included in the loss for the year. Inputs used in this model require subjective assumptions, including the expected price volatility from three to five years. Changes in the subjective input assumptions can affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s share purchase options. The weighted average assumptions applied are disclosed in Note 7(c).

ii.

The Group received clear title to certain mineral claims (the “Settlement Claims”) as a result of the release of all liens thereon in payment of the loan receivable by the debtor (refer note 5). The Group has recognized the Settlement Claims in mineral property interest at the carrying value of the outstanding loan receivable on the date the mutual release was signed by the Group.

iii.

Significant assumptions about the future and other sources of estimation uncertainty are made in determining the provision for any deferred income tax expense included in the loss for the year and the composition of deferred income tax liabilities included in the Statement of Financial Position.

Critical accounting judgments

These include:

i.

In terms of IFRS 6, Exploration and Evaluation of Mineral Resources, management identified indicators that required testing the Group’s mineral property interest ("MPI") for impairment. The Group used judgment in determining from an analysis of facts and circumstances that no impairment of the MPI was necessary.

ii.

IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21") defines the functional currency as the currency of the primary economic environment in which an entity operates. IAS 21 requires the determination of functional currency to be performed on an entity by entity basis, based on various primary and secondary factors. In identifying the functional currency of the parent and its subsidiaries, management considered the currency in which financing activities are denominated and the currency that mainly influences the cost of undertaking the business activities in each jurisdiction in which the Group operates.

iii.

The Group has employed judgement that going concern was an appropriate basis for the preparation of the Financial Statements, as the Group has prioritized the allocation of available financial resources to meet key corporate Pebble Project expenditure requirements in the near term (refer note 1).

(q)	Amendments, Interpretations, Revised and New Standards Adopted by the Group

Effective January 1, 2014 the Group adopted several new and revised standards, which are described as follows:

•	Amendments to IAS 32, Financial Instruments: Presentation. The amendments clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of "currently has a legal enforceable right of set- off" and "simultaneous realization and settlement".
•	Amendments to IAS 36, Impairment of Assets. The amendments clarify the recoverable amount disclosures for non-financial assets, including additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount was based on fair value less costs of disposal. The amendments apply retrospectively.
•	IFRIC 21, Levies ("IFRIC 21"), provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The Interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation, and explicitly excludes from its scope outflows related to IAS 12, Income Taxes, fines and penalties and liabilities arising from emission trading schemes. IFRIC 21 clarifies that a liability is recognized only when the triggering event specified in the legislature occurs and not before. IFRIC 21 is effective retrospectively.

These amendments and interpretation did not impact the preparation of these Financial Statements given 1) the Group does not employ the use of financial instruments as contemplated; 2) the Group has not impaired non-financial assets; and 3) the Group is not currently subject to levies as defined in IFRIC 21.

(r)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

Effective for the Group’s financial year commencing on January 1, 2016

•	Amendments to IAS 1, Presentation of Financial Statements
•	Amendments to IAS 16, Property, Plant and Equipment
•	Amendments to IAS 27, Separate Financial Statements
•	Amendments to IAS 28, Investments in Associates
•	Amendments to IAS 38, Intangible Assets
•	Amendments to IFRS 10, Consolidated Financial Statements
•	Amendments to IFRS 11, Joint Arrangements

The Group has not early adopted these revised standards and is currently assessing the impact, if any, that these amendments will have on the Group’s Financial Statements.

Effective for annual periods commencing on or after July 1, 2016

•	Annual improvements to IFRS 2012 – 2014 Cycle ("AIP 2012-2014")

The Group anticipates that AIP 2012-2014, which has amendments to five standards, will have no material effect on the Group’s consolidated financial statements.

Effective for annual periods commencing on or after January 1, 2017

•

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), which was issued by the IASB in May 2014, supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC 31, Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and certainty of revenue and cash flows arising from a contract with a customer. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

The Group is currently evaluating the impact that IFRS 15 may have on its financial statements.

Effective for annual periods commencing on or after January 1, 2018

•

IFRS 9, Financial Instruments ("IFRS 9"), replaces IAS 39, Financial Instruments: Recognition and Measurement, in its entirety. The standard incorporates a number of improvements: a) includes a logical model for classification and measurement (IFRS 9 provides for principle-based approach to classification which is driven by cash flow characteristics and the business model in which an asset is held); b) includes a single, forward-looking "expected loss" impairment model (IFRS 9 will require entities to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on a timely basis); and c) includes a substantially-reformed model for hedge accounting with enhanced disclosures about risk management activity (IFRS 9’s new model aligns the accounting treatment with risk management activities). IFRS 9 is effective for annual periods beginning on or after 1 January 2018 with early adoption permitted.

The Group anticipates that the adoption of IFRS 9 will have no material impact on its financial statements given the extent of its current use of financial instruments in the ordinary course of business.

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Year ended December 31, 2014	Mineral Property	Plant and	Total
	interest	equipment
Cost
Beginning balance	$106,697	$1,222	$107,919
Additions during the year (note 3(b))	5,844	–	5,844
Dispositions during the year	–	(67)	(67)
Ending balance	$112,541	$1,155	$113,696

Accumulated depreciation
Beginning balance	$–	$–	$–

Charge for the year(1)	–	(282)	(282)
Eliminated on disposal	–	4	4
Ending balance	$–	$(278)	$(278)

Foreign currency translation difference	10,095	95	10,190

Net carrying value – Ending balance	$122,636	$972	$123,608

Year ended December 31, 2013	Mineral Property	Plant and	Total
	interest	equipment
Cost
Beginning balance (note 3(b))	$1,055	$–	$1,055
Additions during the year (note 3(a))	105,642	1,222	106,864
Ending balance	$106,697	$1,222	$107,919

Accumulated depreciation
Beginning balance	$–	$–	$–
Charge for the year(1)	–	–	–
Eliminated on disposal	–	–	–
Ending balance	$–	$–	$–

Foreign currency translation difference	130	1	131

Net carrying value – Ending balance	$106,827	$1,223	$108,050

(1)	Depreciation has been included in the loss for the year and has been classified as exploration and evaluation expenses.

Mineral Property Interest

(a)	Pebble Project

The Pebble Project is located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Mineral rights were acquired by the Group in 2001. In July 2007, the Group established the Pebble Limited Partnership (the "Pebble Partnership") to advance the Pebble Project toward the feasibility stage. The Group’s contribution to the Pebble Partnership was the Pebble Project. A wholly-owned subsidiary of Anglo American plc participated in the Pebble Partnership and provided approximately $595 million (US$573 million) in funding until its withdrawal in December 2013, when the Group re-acquired a 100% interest in the Pebble Partnership and control of the Pebble Project.

The functional currency of the Pebble Partnership is the US dollar. Exchange differences arising from the translation of the investment in the Pebble Partnership are recognized directly in the foreign currency translation reserve through other comprehensive income or loss (note 7(d)). The following summarizes the movement in the carrying value of the investment in the Pebble Partnership under joint venture:

Investment in the Pebble Partnership	December 31	Decembe
	2013	2012
Carrying value at the beginning of the year	$99,336	$101,542
Cash contribution to Pebble Partnership	1,055	–
Gain on increase in net assets of Pebble Partnership	5,062	–
Exchange difference on translation of investment in Pebble Partnership (note 7(d))	6,736	(2,206)
Discontinuance of equity method	(112,189)	–
Carrying value at the end of the year	$–	$99,336

(b)	Other Claims

The Group acquired mineral claims located to the west of the Pebble Project in 2010 for a cash payment of US$1,000,000 ($1,055) from Liberty Star Uranium & Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"). During the year, the Group received further claims from Liberty Star in settlement for amounts advanced to Liberty Star (note 5).

4.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Group’s available-for-sale financial asset is comprised of investments in marketable securities of Canadian publicly listed companies.

	December 31	December 31
	2014	2013
Marketable securities	$287	$–

5.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31	December 31
	2014	2013
Sales tax receivable	$70	$94
Amounts receivable	143	217
Loan receivable (note 5(a))	–	5,479
Prepaid expenses	749	873
Total	$962	$6,663

(a)	Loan Receivable

The loan receivable at December 31, 2013 comprised the amount advanced to Liberty Star in cash and expenditures incurred by the Group in relation to Liberty Star’s mineral claims in Alaska and interest accrued thereon (together, the "Loan") pursuant to a letter agreement dated June 2010 and subsequent amendments thereof (together, the "Letter Agreement"). The Loan accrued interest at 10% per annum, compounded monthly, and was secured by assets and mining claims owned by Liberty Star in Alaska, USA.

The following is a summary of the Loan until its settlement on March 27, 2014:

	March 27	December3
	2014	2013
Balance of the principal amount:	(Settlement date)
Cash advance (US$3,000,000)	$3,325	$3,191
Expenses incurred on behalf of Liberty Star (US$730,174)	810	776
Total principal amount receivable (US$3,730,174)	4,135	3,967
Accumulated accrued interest (March 27, 2014 - US$1,542,203; December 31, 2013 - US$1,421,306)	1,709	1,512
Balance at settlement date/as of December 31, 2013
(March 27, 2014 - US$5,272,377; December 31, 2013 - US$5,151,480)	5,844	5,479
Loan extinguished with transfer of mineral claims (note 6)	(5,844)	–
Balance at end of year	$–	$5,479

The Loan was advanced in conjunction with the acquisition of a mineral property interest (note 3) pursuant to the Letter Agreement, which contemplated a joint venture agreement whereby the Group, subject to an earn-in expenditure requirement, could acquire a 60% interest in certain of Liberty Star’s mineral claims adjacent to the mineral claims acquired. Liberty Star’s assets held as collateral for the Loan included, but were not limited to, these mineral claims.

In October 2012, as the joint venture agreement was not executed, the Group delivered a notice of repayment of the Loan to Liberty Star. In November 2012, the Group and Liberty Star negotiated a loan settlement agreement and an amendment thereto (together; the "Loan Settlement Agreement"), whereby the Group agreed to extinguish the Loan in consideration for receiving title to certain of Liberty Star’s mineral claims (the "Settlement Claims") which were held as collateral for the Loan. Liberty Star, however, could not complete valid transfer of these claims to the Group as a third party purported to register a lien on the Settlement Claims in respect of a debt allegedly owed by Liberty Star. As a result and in accordance with the terms of the Loan Settlement Agreement, the Loan Settlement Agreement was not closed and the Group retained all its rights under the Letter Agreement at December 31, 2013, at which date the Group continued to recognize the Loan as a financial asset. On March 27, 2014, all outstanding liens against the Settlement Claims were released and the Group extinguished the Loan and recognized the addition of the Settlement Claims in mineral property interest for the same amount (note 3).

6.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

	December 31	December 31
	2014	2013
Business and savings accounts	$9,130	$7,334
Guaranteed investment certificates	317	18,461
Total	$9,447	$25,795

(b)	Restricted Cash

At December 31, 2014, restricted cash in the amount of $1,206 (December 31, 2013 – $1,276) was held in the Pebble Partnership for certain equipment demobilization expenses relating to its activities undertaken while the Pebble Partnership was subject to joint control of the Group and Anglo American (note 3(a)). This cash is not available for general use by the Group. The Group has a current obligation (note 9) to refund any unutilized balance upon the earlier of (i) sixty days from the date of completion of demobilization; and (ii) December 31, 2015 (during the year, extended from December 31, 2014).

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At December 31, 2014, the authorized share capital comprised an unlimited (2013 – unlimited) number of common shares with no par value. All issued shares are fully paid.

(b)	Special Warrants

In December 2014, the Group initiated a private placement financing (the “Private Placement”) of 35,962,735 share purchase warrants (the “Special Warrants”) at a price of $0.431 per Special Warrant for gross proceeds of approximately $15,500. Pursuant to the Private Placement, the Special Warrants were issued by the Group as follows:

Date of Issue	Special Warrants Issued	Gross Proceeds Received
December 31, 2014	27,622,642	$11,905
January 2, 2015	1,160,093	500
January 12, 2015	7,180,000	3,095
Total	35,962,735	$15,500

Of the gross proceeds of $11,905 received during the year ended December 31, 2014, $11,626 was received in cash and $279 was received in shares of a Canadian public listed company; these shares were classified as available-for-sale financial assets (note 4). As of the reporting date, transaction costs related to the Private Placement which included advisory, finders, regulatory, and legal fees, amounted to $353. As a result the Group received net proceeds of $11,552 of which cash proceeds were $11,273 during the year ended December 31, 2014.

The Special Warrants were issued to eight (8) institutional investors, six (6) accredited investors (as such term is defined under National Instrument 45-106), eight (8) directors and officers and one (1) spouse of an officer pursuant to subscription agreements entered with each Investor. Each Special Warrant will convert, without payment of any additional consideration by the holder, into one common share of the Company, either at the option of the holder or automatically within a maximum of two year period from the issuance date.

The Special Warrants do not confer on their holders any right as a shareholder of the Company, including but not limited to any right to vote at any meeting of shareholders or any other proceedings of the Company or any right to receive any dividend or other distribution.

Subsequent to year end, 9,943,589 of the Special Warrants were converted into 9,943,589 common shares of the Company.

(c)	Share Purchase Option Compensation Plan

The Group has a share purchase option plan approved by the Group’s shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2014 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2014 Rolling Option Plan, if outstanding share purchase options ("options") are exercised and the number of issued and outstanding common shares of the Group increases, then the options available to grant under the plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price, being the 5-day volume weighted average trading price calculated the day before the grant. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee’s employment or engagement. In the case of death or retirement, any outstanding vested options will expire the earlier of the expiry date or one year from date of death or retirement. The vesting period for options is at the discretion of the Board of Directors at the time the options are granted.

The following reconciles the Group’s options outstanding at the beginning and end of the year:

	2014		2013
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price
Continuity of options	options	($/option)	options	($/option)
Balance at beginning of year	3,735,700	4.13	7,611,530	7.00
Granted	5,875,100	1.56	–	–
Exercised (1)	–	–	(10,100)	3.00
Expired	(1,881,100)	5.07	(1,800,830)	7.79
Forfeited	(42,700)	2.08	(64,000)	4.26
Cancelled	–	–	(2,000,900)	11.76
Balance at end of year	7,687,000	1.95	3,735,700	4.13

(1)	In 2013 options were exercised when the weighted average share price of the Company’s shares on the TSX was $3.15.

For options granted in 2014, the weighted average fair value was estimated at $0.75 per option and was based on the Black-Scholes option pricing model using the following weighted average assumptions:

Assumptions
Risk-free interest rate	1.53%
Expected life	4.56 years
Expected volatility (2)	67.80%
Grant date share price	$1.44
Expected dividend yield	Nil

(2)	Expected volatility is based on the historical and implied volatility of the Company’s common share price on the TSX.

The following table summarizes information about the Group’s options outstanding at December 31, 2014:

2014	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighte	average		Weighted	average
		d average	remaining	Number of	average	remaining
	Number of	exercise	contractual	options	exercise	contractual
Exercise	options	price	life	exercisabl	price	life
prices ($)	outstanding	($/option)	(years)	e	($/option)	(years)
0.72	200,000	0.72	4.71	66,667	0.72	4.71
0.89	1,180,500	0.89	4.20	376,834	0.89	4.20
1.77	4,454,800	1.77	3.62	2,239,900	1.77	3.61
3.00	1,824,700	3.00	1.01	1,824,700	3.00	1.01
15.44	27,000	15.44	1.21	27,000	15.44	1.21
	7,687,000	1.95	3.11	4,535,101	2.26	2.62

The following table summarizes information about the Group’s options outstanding at December 31, 2013:

2013	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average	Number of	Weighted	average
		average	remaining	share	average	remaining
	Number of	exercise	contractual	purchase	exercise	contractual
Exercise	options	price	life	options	price	life
prices ($)	outstanding	($/option)	(years)	exercisabl e	($/option)	(years)
3.00	2,017,700	3.00	1.91	2,017,700	3.00	1.91
5.00 – 5.35	1,643,000	5.01	0.09	1,643,000	5.01	0.09
15.44	75,000	15.44	0.92	75,000	15.44	0.92
	3,735,700	4.13	1.09	3,735,700	4.13	1.09

(d)	Foreign Currency Translation Reserve

	Year ended December 31
	2014	2013	2012
Balance at beginning of year	$7,234	$347	$2,470
Foreign exchange translation differences incurred in the year
Exchange gain (loss) on translation of the investment in the Pebble Partnership under joint venture	–	6,736	(2,206)
Exchange gain on translation of foreign subsidiaries	9,945	138	–
Total foreign exchange translation differences during the year	9,945	6,874	(2,206)
Deferred income tax on investment	–	(128)	83
Reversal of deferred income tax on investment	–	141	–
Balance at the end of year	$17,179	$7,234	$347

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency. In 2012 and until December 10, 2013, the Pebble Partnership was under joint control. The Group then reacquired a 100% interest therein. Until the change in control, the investment in the Pebble Partnership was accounted for under the equity method with the related tax effect recognized in other comprehensive loss.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation (note 2(c)). Details between the Group and other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with key management personnel ("KMP"), being the Group’s directors and senior management including the Senior Vice President ("VP"), Corporate Development, VP, Corporate Communications, VP, Engineering, VP, Public Affairs, Chief Executive Officer of the Pebble Partnership ("CEO of PLP"), Chairman of Pebble Mines Corp ("Chair of PMC"), Senior VP, Corporate Affairs of the Pebble Partnership ("PLP Senior VP") and Company Secretary, was as follows:

	Year ended December31
Transaction	2014	2013	2012
Compensation
Payments to HDSI for services of KMP employed by HDSI (1)	$2,369	$1,608	$2,135
Payments to KMP (2)	1,814	137	169
	4,183	1,745	2,304
Share-based compensation	2,825	230	2,781
Total compensation	$7,008	$1,975	$5,085
Transfer of resources to the Group (3)	(749)	–	–
Total	$6,259	$1,975	$5,085

(1)	The Group’s executive directors and senior management (other than disclosed in (2)) are employed by the Group through Hunter Dickinson Services Inc. ("HDSI").

(2)

The Group directly employs its independent directors, the CEO of PLP, the Chair of PMC and PLP Senior VP. Payments represent short term employee benefits incurred, including salaries and directors fees.

(3)

1,737,000 Special Warrants were issued to eight directors and officers and a spouse of an officer who participated in the private placement of Special Warrants (note 7(b)). The Group received $470 in cash and $279 was received in shares of a Canadian public listed company (note 4).

(b)	Transactions and Balances with other Related Parties

The aggregate value of transactions and outstanding balances with other related parties were as follows:

	Year ended December 31
Transactions	2014	2013	2012
Entity with significant influence (a)
Services rendered to the Group	$4,926	$4,181	$3,531
Reimbursement of third party expenses incurred on behalf of the Group	779	829	1,129
Total paid by the Group	$5,705	$5,010	$4,660
Jointly controlled entity (b)
Reimbursement of third party expenses incurred by the Group	$–	$(90)	$(25)
Total reimbursed (to) the Group	$–	$(90)	$(25)

	December 31	December 31
Balances payable to related parties	2014	2013
Entity with significant influence over the Group (a)	$383	$459
Total	$383	$459

(a)

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group which are reimbursed by the Group at cost. The Group may make pre-payments for services under terms of the services agreement. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

(b)	The Group incurred costs on behalf of the Pebble Partnership while under joint control (note 3(a)), which were reimbursed at cost.

9.	TRADE AND OTHER PAYABLES

	December 31	December 31
Falling due within the year	2014	2013
Trade	$4,444	$2,318
Other (note 6 (b))	1,206	1,276
Total	$5,650	$3,594

10.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following:

	Year ended December 31
	2014	2013	2012
Loss attributable to common shareholders	$31,347	$2,523	$15,662
Weighted average number of common shares outstanding (000s)	95,010	95,007	94,995

Basic loss per share includes the effect of Special Warrants issued and outstanding as at December 31, 2014. Diluted loss per share does not include the effect of share purchase options outstanding as they are anti-dilutive (i.e. the diluted loss per share would be reduced).

11.	EMPLOYMENT COSTS

The amount of salaries (1) and benefits included in expenses are as follows:

	Year ended December 31
	2014	2013	2012
Exploration and evaluation expenses	$6,492	$992	$856
General and administration expenses	3,715	3,389	2,874
Share-based compensation	3,877	641	5,225
Total	$14,084	$5,022	$8,955

(1)	Salaries include directors’ fees and amounts paid to HDSI (see 8(b)) for services provided to the Group by HDSI personnel.

12.	INCOME TAX EXPENSE

	Year ended December 31
	2014	2013	2012
Current tax (recovery) expense

Current (recovery) expense	$–	$–	$–
Current income tax (recovery) expense	$–	$–	$–

Deferred income tax (recovery) expense

Current (recovery) expense	$(2,289)	$184	$–
Deferred income tax (recovery) expense	$(2,289)	$184	$–

	Year ended December 31
Reconciliation of effective tax rate	2014	2013	2012

(Loss) for the year	$(31,348)	$(2,523)	$(15,662)
Total income tax (recovery) expense	(2,289)	184	–
(Loss) excluding income tax	(33,637)	(2,339)	(15,662)
Income tax using the Company's domestic tax rate	(8,746)	(602)	(3,916)
Non-deductible expenses and other	(1,283)	336	1,322
Increase in statutory tax rates	–	(1,465)	–
Foreign exchange	–	13	83
Deferred income tax assets not recognized	7,740	1,902	2,511
	$(2,289)	$184	$–

The Company's domestic tax rate for the year was 26% (2013 – 25.75%, 2012 – 25.00%) .

	December 31	December 31
Deferred income tax assets (liabilities)	2014	2013
Resource pool	$–	$–
Tax losses	2,547	115
Net deferred income tax assets	2,547	115
Resource property/investment in Pebble Partnership	(4,012)	(3,901)
Equipment	(49)	(17)
Net deferred income tax liability	$(1,514)	$(3,803)

The Group had the following temporary differences at December 31, 2014 in respect of which no deferred tax asset has been recognized:

		Resource
Expiry	Tax losses	pools	Other
Within one year	$–	$–	$–
One to five years	–	–	1,311
After five years	59,452	–	–
No expiry date	78	101,322	65
Total	$59,530	$101,322	$1,376

The Group has taxable temporary differences in relation to investments in foreign subsidiaries or branches for which deferred tax liabilities have not been recognized of approximately $9.8 million.

13.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group for its programs. Amounts receivable (note 5) include receivable balances with government agencies and refundable deposits.

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash. The Group’s cash and cash equivalents and restricted cash are currently invested in business accounts and guaranteed investment certificates which are available on demand.

The Group’s financial liabilities are comprised of trade and other payables (note 9) and a payable to a related party (note 8), which are due for payment within 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)	Foreign exchange risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership and U5 Resources Inc. both have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity.

The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The exposure of the Group's financial assets to foreign exchange risk is as follows:

Currency	December 31, 2014			December 31, 2013
	US dollar		Amount in	US dollar		Amount in
	amount		Canadian	amount		Canadian
US dollars – Financial assets	(000s	)	dollars	(000s	)	dollars

Amounts receivable	$547		$635	$5,360		$5,701
Cash and cash equivalents and restricted cash	1,515		1,758	7,083		7,534
Total exposed to currency risk	$2,062		$2,393	$12,443		$13,235

The exposure of the Group's financial liabilities to foreign exchange risk is as follows:

Currency	December 31, 2014			December 31, 2013
	US dollar		Amount in	US dollar		Amount in
	amount		Canadian	amount		Canadian
US dollars – Financial liabilities	(000s	)	dollars	(000s	)	dollars

Trade and other payables	$4,504		$5,225	$3,197		$3,400
Total exposed to currency risk	$4,504		$5,225	$3,197		$3,400

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar relative to the US dollar would result in a loss of approximately $283 in the year (2013 – $983 gain). This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)	Interest rate risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss as follows:

	December	December 31
	31
	2014	2013
Effect on loss	$176	$267

(e)	Capital Management

The Group's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital, reserves and Special Warrants, net of accumulated deficit. There were no changes in the Group's approach to capital management during the year. The Group is not subject to any externally imposed capital requirements.

(f)	Fair value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount. The fair value of AFS financial asset is classified into level 1 of the fair value hierarchy as quoted market prices are used in the fair value determination.

14.	COMMITMENTS AND CONTINGENCIES

The Group has the following commitments as of December 31, 2014:

	2015		2016		Total
	(‘000s	)	(‘000s	)	(‘000s	)
Anchorage office lease (i)	US$ 477		US$ 407		US$ 884
Anchorage other leases (ii)	84		–		84
Iliamna site leases (iii)	260		–		260
Total	US$ 821		US$ 407		US$ 1,228
Total in Canadian dollars (iv)	$952		$472		$1,424

(i)	The initial 5 year lease term expires on October 31, 2016.

(ii)	Lease term expires on July 31, 2015.

(iii)	Lease for site accommodation and facilities term expires on April 30, 2015.

(iv)	Converted at closing rate of $1.1601/US$ on December 31, 2014, as per Bank of Canada.

The Group has a sub-lease agreement in respect of a portion of the Anchorage office space subject to the operating lease for an average annual rent, expressed in thousands, of approximately US$218 ($253). The term of the sub-lease expires on October 31, 2016.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated financial statements of Pebble Limited Partnership and its subsidiaries (the "Partnership"), which comprise the consolidated statements of financial position as of December 10, 2013 and December 31, 2012, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows, for the period from January 1 to December 10, 2013 and the year ended December 31, 2012, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pebble Limited Partnership and its subsidiaries as of December 10, 2013 and December 31, 2012, and the results of their operations and their cash flows for the period from January 1 to December 10, 2013 and year ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements for the period from January 1 to December 10, 2013 and the year ended December 31, 2012 have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Partnership is experiencing difficulty in generating sufficient cash flow to meet its obligations and sustain its operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

DELOITTE & TOUCHE LLP

Portland, Oregon
May 15, 2015

Consolidated Statements of Loss and Comprehensive Loss
For the period from January 1 to December 10, 2013 and year ended December 31, 2012
(Expressed in thousands of United States dollars)

		Period from
		January 1 to	Year ended
		December 10	December 31
	Notes	2013	2012

Expenses
Depreciation	3	$265	$140
Exploration expenditure	7	53,180	90,053
Legal and accounting		2,631	2,490
Office and administration		8,864	8,927
Travel		1,504	1,256
Operating loss		66,444	102,866
Interest income		–	(3)
Impairment loss on IDC receivable	4	1,262	–
Interest receivable write off		–	141
Foreign exchange loss		102	324
Loss and comprehensive loss for the period		$67,808	$103,328

Allocated as follows:
Limited partners' interests		67,808	103,328
General partner's interest		–	–
		$67,808	$103,328

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity
For the period from January 1 to December 10, 2013 and year ended December 31, 2012
(Expressed in thousands of United States dollars)

	Limited	General
	Partners	Partner	Total

Capital
Balance, January 1, 2012	$498,323	$10	$498,333
Contributions	105,718	–	105,718
Balance, December 31, 2012	604,041	10	604,051
Contributions for the period from January 1 to December 10 , 2013	69,895	–	69,895
Balance, December 10, 2013	$673,936	$10	$673,946

Deficit
Balance, January 1, 2012	$(397,101)	$–	$(397,101)
Loss and comprehensive loss for the year	(103,328)	–	(103,328)
Balance, December 31, 2012	(500,429)	–	(500,429)
Loss and comprehensive loss for the period from January 1 to December 10, 2013	(67,808)	–	(67,808)
Balance, December 10, 2013	$(568,237)	$–	$(568,237)

Partners' equity at December 10, 2013	$105,699	$10	$105,709

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Financial Position
(Expressed in thousands of United States dollars)

		December 10	December 31
	Notes	2013	2012

ASSETS

Non-current assets
Tangible assets, net	3	$100,497	$100,504
Due from general partner	4	99	98
Other receivables	4	–	1,262
Total non-current assets		100,596	101,864

Current assets
Other receivables	4	850	1,534
Due from limited partner	4	4,900	–
Cash		1,319	10,417
Total current assets		7,069	11,951

Total assets		$107,665	$113,815

PARTNERS' EQUITY
Capital		$673,946	$604,051
Deficit		(568,237)	(500,429)
Total partners' equity		105,709	103,622

LIABILITIES

Current liabilities
Trade and other payables	5	1,956	10,193
Total current liabilities		1,956	10,193

Total partners' equity and liabilities		$107,665	$113,815

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows
For the period from January 1 to December 10, 2013 and year ended December 31, 2012
(Expressed in thousands of United States dollars)

	Period from
	January 1 to	Year ended
	December 10	December 31
	2013	2012

Cash flows used in operating activities
Loss for the period	$(67,808)	$(103,328)
Adjustment for items not affecting cash or operating activities
Depreciation	265	140
Foreign exchange loss	–	230
Impairment loss on IDC receivable and interest	1,262	141
	(66,281)	(102,817)
Change in other receivables	683	693
Change in trade and other payables	(8,237)	7
Net cash used in operating activities	(73,835)	(102,117)

Cash flows used in investing activity
Additions to tangible assets	(258)	(1,029)

Cash flows from financing activity
Capital contributions by limited partners	64,995	105,718

(Decrease) increase in cash	(9,098)	2,572
Effect of exchange rate fluctuations on cash held	–	(230)
Cash, beginning of period	10,417	8,075
Cash, end of period	$1,319	$10,417

Non-cash financing activity
Contribution receivable from limited partner	$4,900	$–

See accompanying notes to the consolidated financial statements.

1.	Primary business activity

The Pebble Limited Partnership (the "Pebble Partnership") was formed pursuant to a limited partnership agreement dated July 26, 2007 and first amended and restated as of July 31, 2007, with a subsequent amendment as of September 14, 2007 (the "Agreement"). The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project near Iliamna, located approximately 200 miles (320 kilometers) southwest of the city of Anchorage in the State of Alaska.

Until December 10, 2013, Northern Dynasty Partnership ("Northern Dynasty") and Anglo American US (Pebble) LLC. ("Anglo"), wholly-owned US affiliates of Northern Dynasty Minerals Ltd. and Anglo American plc. respectively, had equal rights in the Pebble Partnership as the limited partners, and each owned 50% of the outstanding shares of the general partner, Pebble Mines Corp. To maintain its 50% interest in the Pebble Partnership, Anglo was required to make staged cash investments into the Pebble Partnership aggregating to $1.5 billion (described below). On September 15, 2013, Anglo gave notice to Northern Dynasty of its withdrawal from the Pebble Partnership. On December 10, 2013, Northern Dynasty exercised its right to acquire Anglo’s 50% interest and consequently holds a 100% interest in the Pebble Partnership and in the Pebble Partnership’s general partner, Pebble Mines Corp. (which administers the Pebble Project). Anglo contributed $573.2 million (December 31, 2012 - $504.2 million) to the Pebble Partnership as of December 10, 2013.

Anglo American’s staged investment requirements included an initial minimum expenditure of $125 million (completed in 2008) towards a prefeasibility report. The prefeasibility report was to be approved by the Board of Pebble Mines Corp., and was to summarize all previous prefeasibility studies. The Board of Pebble Mines Corp. was also to approve the alternatives for a final feasibility study. Anglo was required, in order to retain its 50% interest in the Pebble Partnership, to commit within 90 days of the later of the receipt of the approved prefeasibility report and the approved study alternatives, to fund further expenditures which would bring its total investment to at least $450 million, which amount was to be expended in producing a final feasibility study and in related activities, which was expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo was required to commit to the remaining portion of the total investment of $1.5 billion in order to retain its interest in the Pebble Partnership. To December 10, 2013, Anglo American funded $573.2 million. The Pebble Partnership agreement provided for equal project control rights for both partners with no operator’s fees payable to either party.

Northern Dynasty’s contribution to the Pebble Partnership was the Pebble mineral property. The mineral property was recorded by the Pebble Partnership at the carrying value of the property in Northern Dynasty prior to the Agreement date and is comprised of acquisition costs and related expenses.

Cash distributions to the partners are first allocated to the limited partners based on capital contributions in excess of any previous distributions made and then to the limited partners and the general partner in proportion to their ownership interests.

These consolidated financial statements are for the period from January 1 to December 10, 2013 and for the year ended December 31, 2012.

2.	Significant accounting policies

(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, and are expressed in United States ("US") dollars, which is the currency of the primary economic environment in which the Pebble Partnership operates, with the assumption that the Pebble Partnership will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. During the period from January 1 to December 10, 2013, the Pebble Partnership incurred a loss of $67,808 and used cash from operating activities of $73,835. Continued operations of the Pebble Partnership are dependent on its ability to develop its mineral property claims, receive continued financial support from its limited partner(s), or generate profitable operations in the future. These circumstances raise substantial doubt about the Pebble Partnership’s ability to continue as a going concern. The financial statements do not include any adjustment to assets and liabilities should the Pebble Partnership be unable to continue as a going concern.

There can be no assurance that the Pebble Partnership will continue to receive financial support, in which case it will be unable to meet its obligations. Should the Pebble Partnership be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these consolidated financial statements.

The Pebble Partnership has early adopted the amendments pursuant to Financial Accounting Standards Board’s June 2014 Accounting Standards Update 2014-10, Development Stage Entities (Topic 915), Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation (the "Update"). The amendments in this Update remove the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities from US Generally Accepted Accounting Principles. In addition, the amendments inter alia eliminate the requirements for development stage entities to (1) present inception-to-date information in the statements of operations and comprehensive loss, partners’ equity and cash flows, (2) label the financial statements as those of a development stage entity, and (3) disclose a description of the development stage activities in which the entity is engaged.

The consolidated financial statements have been prepared under the historical cost convention. A summary of the significant accounting policies are provided below.

(b)	Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Pebble Partnership and the subsidiaries controlled by the Pebble Partnership listed below:

		Proportion of
	Place of	ownership
Name of subsidiary	incorporation	interest	Principal activity

Pebble East Claims Corporation	Alaska, USA	100%	Title holding company
Pebble West Claims Corporation	Alaska, USA	100%	Title holding company
Kaskanak Copper LLC	Delaware, USA	100%	Holding company
Kaskanak Inc.	Alaska, USA	100%	Title holding company

Control exists when the Pebble Partnership has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

(c)	Recently issued accounting pronouncements

The new mandatory effective accounting pronouncements did not impact the Pebble Partnership’s financial statements. The Pebble Partnership does not believe that there are any new accounting pronouncements that have been issued that are expected to have a material impact on its financial position or results of operations.

(d)	Significant accounting judgments and estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimates are revised and the revisions affect both current and future periods.

Significant accounts that require estimates as the basis for determining the stated amounts include the mineral property interest, plant and equipment, Iliamna Development Corporation ("IDC") loan receivable and restoration, rehabilitation and environmental costs.

Depreciation and depletion of the mineral property interest and plant and equipment assets are dependent upon estimates of useful lives and reserves estimates, both of which are determined with the exercise of judgment. The assessment of any impairment of property, plant and equipment is dependent upon estimates of fair value that take into account factors such as reserves, economic and market conditions and the useful lives of assets.

(e)	Foreign currencies

The functional and presentation currency of the Pebble Partnership is the US dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated using the period end foreign exchange rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the historical rate on the date fair value was determined.

(f)	Tangible assets

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and include accumulated impairment losses.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the declining balance method at various rates ranging from 20% - 30% per annum.

The estimated useful lives, residual values and depreciation method are reviewed at least annually, with the effect of any changes in estimates accounted for on a prospective basis.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of loss and comprehensive loss.

Where an item of plant and equipment consists of major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

(g)	Impairment

Unlike goodwill and indefinite-lived intangible assets, the accounting rules do not provide for an annual impairment test in determining whether tangible assets are impaired. Instead, they require that a triggering event occur before testing an asset for impairment. Examples of such triggering events include a significant disposal of a portion of such assets, an adverse change in the market involving the business employing the related asset, a significant decrease in the benefits realized from an acquired business, difficulties or delays in integrating the business, and a significant change in the operations of an acquired business.

Once a triggering event has occurred, the impairment test employed is based on whether the intent is to hold the asset for continued use or to hold the asset for sale. If the intent is to hold the asset for continued use, the impairment test involves a comparison of undiscounted cash flows against the carrying value of the asset as an initial test. If the carrying value of such asset exceeds the undiscounted cash flow, the asset would be deemed to be impaired. Impairment would then be measured as the difference between the fair value of the fixed or amortizing intangible asset and the carrying value to determine the amount of the impairment. The Company generally determines fair value by using the discounted cash flow method. If the intent is to hold the asset for sale and certain other criteria are met (i.e., the asset can be disposed of currently, appropriate levels of authority have approved sale, and there is an actively pursuing buyer), the impairment test is a comparison of the asset’s carrying value to its fair value less costs to sell. To the extent that the carrying value is greater than the asset’s fair value less costs to sell, an impairment loss is recognized for the difference. Assets held for sale are separately presented on the balance sheet and are no longer depreciated.

The Pebble Partnership has not recorded any impairment charges on its tangible assets in the periods presented.

(h)	Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the acquisition date fair value of exploration and evaluation assets acquired in a business combination or an asset acquisition. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Pebble Partnership has obtained the legal rights to explore an area are expensed.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation assets are assessed for impairment only when facts and circumstances suggest that the carrying amount exceeds the recoverable amount and when the Pebble Partnership has sufficient information to reach a conclusion about the technical feasibility and commercial viability of the assets.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within PPE.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the assets.

(i)	Asset retirement obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged against profits over the life of the operation, through the amortization and the unwinding of the discounted provision.

The Pebble Partnership has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

(j)	Financial assets

Financial assets are classified into ‘loans and receivables’. The Pebble Partnership does not hold any financial assets classified as any of ‘financial assets at fair value through profit or loss’, ‘held to maturity instruments’ or ‘available for sale financial assets’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Loans and receivables

The Pebble Partnership has classified other receivables as ‘loans and receivables’. ‘Loans and receivables’ are financial assets with fixed or determinable payments that are not quoted in an active market.

‘Loans and receivables’ are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Derecognition of financial liabilities

The Pebble Partnership derecognizes financial liabilities when, and only when, the Pebble Partnership’s obligations are discharged, cancelled or they expire.

(k)	Leases

Rental costs under operating leases are charged to the consolidated statement of loss and comprehensive loss in equal amounts over the lease term.

(l)	Income taxes

The partners are individually liable for any taxes related to their respective shares of the Pebble Partnership’s taxable income or loss. Accordingly, no provision for income taxes is required. Additionally, distributions of tax losses are allocated based on funding contributions made by each partner.

(m)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the obligation at the financial position reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle an obligation are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

3.	Tangible assets

	Mineral	Plant and
	property	equipment	Total

Cost
At January 1, 2012	$99,347	$877	$100,224
Additions	–	1,029	1,029
At December 31, 2012	99,347	1,906	101,253
Additions	–	258	258
At December 10, 2013	$99,347	$2,164	$101,511

Accumulated depreciation
At January 1, 2012	$–	$609	$609
Depreciation	–	140	140
At December 31, 2012	–	749	749
Depreciation	–	265	265
At December 10, 2013	$–	$1,014	$1,014

Carrying value
At December 31, 2012	$99,347	$1,157	$100,504
At December 10, 2013	$99,347	$1,150	$100,497

4.	Receivables

	December 10	December 31
	2013	2012

Non-current
Amounts due from general partner	$99	$98
Loan receivable (see below)	–	1,262
	$99	$1,360

Current
Contribution receivable from limited partner	$4,900	$–
Prepayments and deposits	850	1,534
	$5,750	$1,534

Loan Receivable

The Pebble Partnership committed a loan in the amount of $3,156 to the Iliamna Development Corporation ("IDC"). This loan was initiated on April 15, 2009 at a value of $1,712 with an increase of $200 on February 1, 2010 and an increase of $1,244 on April 1, 2010. A lien on all IDC assets was granted as the security for the loan. The original maturity date of this loan was December 31, 2011. In 2011, $1,894 was written off in relation to the loan receivable to reflect management’s expectation of future recoverability of the loan. This adjustment included consideration of a renegotiated payment plan with IDC that was completed in early 2012 and treated as an adjusting item as at December 31, 2011. As at December 10, 2013 the loan was considered not recoverable as the Pebble Partnership had not received payment thereon notwithstanding the payment plan in place and an impairment loss was recognized in comprehensive loss.

5.	Related party balances and transactions

Transactions between the Pebble Partnership and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. The undernoted summarizes related party activities other than those identified elsewhere in these financial statements:

	Period from
	January 1 to	Year ended
	December 10	December 31
Transactions	2013	2012
For services rendered and expenses reimbursed
Anglo American plc and subsidiaries (a)	$1,392	$2,981
Hunter Dickinson Services Inc. (b)	1,641	2,212
	$3,033	$5,193

	December 10	December 31
Balances payable	2013	2012
Amounts included in trade and other payables
Anglo American plc and subsidiaries (a)	$–	$474
Hunter Dickinson Services Inc. (b)	–	186
	$–	$660

(a)

Anglo American plc and its subsidiaries provided technical, geological, corporate development, administrative, safety and community services to, and incurred third party costs on behalf of, the Pebble Partnership on a full cost recovery basis pursuant to the technical services agreements dated July 8, 2008 and further provided in the addendum to the said agreements dated November 20, 2009. The balance payable in the prior year ended December 31, 2012 is for costs incurred on behalf of the Pebble Partnership that were outstanding as at that date.

(b)

Hunter Dickinson Services Inc. (“HDSI”) is a private company which has directors and other key management personnel, who are close business associates that are also key management personnel of Northern Dynasty Minerals Ltd., which owns the Northern Dynasty Partnership. HDSI provides geological, site operations, engineering, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Pebble Partnership on a full cost recovery basis pursuant to an agreement dated July 8, 2008 and further provided in the addendum to the said agreement dated November 20, 2009. The balance payable in the prior year ended December 31, 2012 is for costs incurred on behalf of the Pebble Partnership that were outstanding as at that date.

6.	Financial instruments and risk management

The Pebble Partnership’s financial instruments consist of cash, amounts due from the general partner, related parties and other unrelated parties, and trade and other payables. All of the Pebble Partnership’s financial instruments have carrying values which are considered to be reasonable approximations of fair value due to the short-term nature of these instruments.

The Pebble Partnership’s financial instruments are exposed to a number of financial and market risks, including credit, liquidity and foreign exchange risks. The Pebble Partnership may, or may not, establish from time to time active policies to manage these risks. The Pebble Partnership does not currently have in place any active hedging or derivative trading policies to manage these risks as the Pebble Partnership’s management does not believe that the current size, scale and pattern of its operations would warrant such hedging activities.

(a)	Credit risk

Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Pebble Partnership. The Pebble Partnership has procedures in place to minimize its exposure to credit risk. The Pebble Partnership management evaluates credit risk on an ongoing basis, including evaluation of counterparty credit rating.

The primary sources of credit risk for the Pebble Partnership arise from the following financial assets: (1) cash balances and until recently amounts due from IDC which the Pebble Partnership impaired during the period from January 1 to December 10, 2013 (note 4). Except as discussed in Note 4, the Pebble Partnership does not expect to have any credit losses in the future. At December 10, 2013, the Pebble Partnership has no financial assets that are past due or impaired due to credit risk defaults.

The Pebble Partnership’s maximum exposure to credit risk at the reporting date is as follows:

	December 10	December 31
	2013	2012

Cash	$1,319	$10,417
Due from general partner	99	98
Due from limited partner	4,900	–
Other receivables	–	1,534
Loan receivable (note 4)	–	1,262
	$6,318	$13,311

(b)	Liquidity risk

Liquidity risk is the risk that the Pebble Partnership will not be able to meet its obligations with respect to financial liabilities as they fall due. The Pebble Partnership’s financial liabilities are comprised of trade and other payables. The Pebble Partnership frequently assesses its liquidity position by reviewing the timing of amounts due and the Pebble Partnership’s current cash flow position to meet its obligations.

As discussed in Note 1, the Pebble Partnership is reliant on financial support from its limited partners, which subsequent to December 10, 2013, is only Northern Dynasty, to meet cash flow requirements.

The Pebble Partnership’s financial liabilities arise as a result of ongoing exploration of its mineral property interest and corporate expenses. Payment terms on these liabilities are typically 30 to 60 days from receipt of invoice and do not generally bear interest. The following table summarizes the remaining contractual maturities of the Pebble Partnership’s financial liabilities:

	December 10	December 31
	2013	2012
Trade and other payables	$1,956	$10,193

(c)	Market risk

Market risk is the risk that the fair value for assets classified as ‘fair value through profit and loss’ and ‘available-for-sale’ or future cash flows for assets or liabilities considered to be ‘held-to-maturity’, ‘other financial liabilities’, and ‘loans or receivables’ will fluctuate because of changes in market conditions. The Pebble Partnership evaluates market risk on an ongoing basis and has established policies and procedures for mitigating its exposure to foreign exchange fluctuations. The Pebble Partnership is not exposed to interest rate risk, as it does not hold debt balances and is not charged interest on its trade payables balances.

(d)	Foreign exchange risk

The Pebble Partnership is exposed to foreign exchange risk as some of its operating expenses are incurred in Canadian ("Cdn") dollars and certain of its liabilities are denominated in Cdn dollars. The Pebble Partnership does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The appreciation of the Cdn dollar against the US dollar can increase the costs of operations in US dollar terms. The Pebble Partnership maintains its cash balances in US dollars and until December 10, 2013, exchanged currency to meet its Cdn dollar obligations on an as needed basis, thereby reducing the exchange risk on cash balances.

The Pebble Partnership is exposed to currency risk through the following US dollar equivalent of financial assets and liabilities denominated in currencies other than US dollars:

	December 10	December 31
Currency	2013	2012
Canadian dollar exposure

Cash	$–	$1
Total financial assets	$–	$1

Trade and other payables	$132	$1,983
Total financial liabilities	$132	$1,983

Based on the above net exposures and assuming all other variables remain constant, a 10% depreciation or appreciation in the Cdn dollar against the US dollar would result in a $13 (2012 - $198) decrease or increase in the Pebble Partnership’s net loss.

7.	Exploration expenses

	Period from
	January 1 to	Year ended
	December 10	December 31
	2013	2012
Assays and analysis	$45	$371
Engineering	8,992	18,643
Environmental	13,145	19,710
Equipment rental	38	205
Freight	449	768
Option payment for Kaskanak claims	750	–
Public affairs	4,125	7,849
Site activities	15,477	26,999
Socioeconomic	7,361	7,553
Transportation	2,798	7,955
Incurred during the period / year	$53,180	$90,053

8.	Commitments

The Pebble Partnership has the following non-cancellable leases to 2016:

Commitment	2014	2015	2016
Office lease	$740	$763	$651
Site leases	780	260	–
Other leases	144	84	–
	$1,664	$1,107	$651

Rent expense under non-cancellable operating leases was $1,627 and $1,376 for the period from January 1 to December 10, 2013 and for the year ended December 31, 2012, respectively.

9.	Subsequent events

The Pebble Partnership has evaluated subsequent events for recognition or disclosure through May 15, 2015, which represents the date the financial statements were issued.