Form 20-F/A
period 2014-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2015-05-22
CIK 1164771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Common shares with no par value

Name of each exchange on which registered:

NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not Applicable

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

[   ] Yes       [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[   ] Yes       [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes       [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[   ] Yes       [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer  [   ]            Accelerated filer  [   ]           Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [   ]      Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] Yes       [X] No

T A B L E   O F   C O N T E N T S

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended December 31, 2014, which was originally filed with the Securities and Exchange Commission on May 15, 2015 (the “Form 20-F’), is being filed for the purposes of (i) correcting the disclosure on the cover page of the Form 20-F to confirm that the Company’s common shares are registered under section 12(b) of the Exchange Act and are traded on the NYSE MKT and that the Company is a not an “accelerated filer”, and (ii) updating Item 19 in order to include exhibits 1.01, 4.03 and 4.04 that were not originally filed with the Form 20-F. No other amendments are being made to the annual report on Form 20-F as originally filed.

ITEM 19                     EXHIBITS

The following exhibits are included with this Amendment No. 1:

Exhibit
Number	Description of Exhibit

1.01	Articles Dated June 10, 2010 (3)

4.01	Special Warrant Certificate Dated Effective December 31, 2014 (1)

4.02	Registration Rights Agreement Dated Effective December 31, 2014 (1)

4.03	Share Option Plan Dated May 16, 2014 (3)

4.04	Shareholder Rights Plan Dated Effective May 17, 2013 (3)

12.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (3)

12.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (3)

13.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (3)

13.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002Notice of Articles Dated August 15, 2014 (3)

14.01	Consent of Independent Registered Public Accounting Firm (2)

14.02	Consent of Independent Auditors (2)

15.01	Pebble Property - List of Property Claims (2)

15.02	Consent of Expert (David Gaunt) (2)

15.03	Consent of Expert (James Lang) (2)

15.04	Consent of Expert (Eric Titley) (2)

15.05	Consent of Expert (Ting Lu) (2)

Notes

(1)	Incorporated by reference to the Company’s Form F-3 filed on February 13, 2015.

(2)	Originally filed with the Company’s Form 20-F filed on May 15, 2015.

(3)	Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NORTHERN DYNASTY MINERALS LTD.

/s/ Marchand Snyman
Chief Financial Officer
DATED: May 22, 2015