Form 20-F
period 2015-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2016-05-02
CIK 1164771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

221,939,376 common shares as of December 31, 2015

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [  ]               Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[  ]  Yes            [X] No

Form 20-F Annual Report	P a g e | 2

T A B L E O F C O N T E N T S

Form 20-F Annual Report	P a g e | 3

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

Except as noted, the information set forth in this Annual Report is as of April 29, 2016 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS

Certain terms used herein are defined as follows:

Alkalic	Igneous rock containing a relatively high percentage of sodium and potassium feldspar; alteration can also introduce alkali minerals.
Argillic	Hydrothermal alteration of wall rock which forms clay minerals including kaolinite, smectite, illite and other species.
CuEQ	Copper Equivalent.
Comminution	Reduction of solid materials from one average particle size to a smaller average particle size by crushing, grinding, cutting, vibrating, or other means.
Deportment	Assessment of how minerals contribute to grade, as each mineral is likely to behave differently to comminution, flotation or leaching.
Diorite	Grey to dark-grey igneous intrusive rock of intermediate composition, composed principally of plagioclase feldspar along with biotite, hornblende and/or pyroxene.
Geometallurgy	Practice of combining geology and/or geostatistics with metallurgy.
Graben	Down-dropped block of land bordered by parallel faults.
Granodiorite	Medium- to coarse-grained acid igneous rock with quartz (>20%), plagioclase and alkali feldspar, commonly with minor hornblende and/or biotite.
HDGI

Is a reference to Hunter Dickinson Group Inc. (now renamed 3537137 Canada Inc.) which is the related party corporation which originally held the options to the Pebble Project, and which was acquired by the Company in fiscal 2006.

Hypogene	Processes below the earth's surface which, in mineral deposits, result in precipitation of primary minerals like sulphides.
Hydrothermal mineral	Any concentration of metallic minerals formed by the precipitation of solids from
deposit	hot waters (hydrothermal solution). The solutions may be sourced from a magma or from deeply circulating water heated by magma.
Intrusion	Medium to coarse grained igneous bodies which crystallized at depth within the
(batholith, dyke, pluton)	Earth's crust. Large intrusive bodies are called batholiths; smaller bodies are plutons and linear bodies are dykes.
Leached Cap	Rock which originally contained mineralization that was subsequently removed due to weathering processes.
Locked Cycle Test	A repetitive batch flotation test used in mineral processing laboratories while developing a metallurgical flowsheet.

Form 20-F Annual Report	P a g e | 4

Elements	Au - Gold; Ag - Silver; Al - Aluminum; Cu - Copper; Fe - Iron; Mo - Molybdenum; Na - Sodium; O - Oxygen; Pb - Lead; S - Sulphur; Zn - Zinc.
Monzonite	Igneous intrusive rock with approximately equal amounts of plagioclase and alkali feldspar, and less than 5% quartz by volume.
National Instrument 43-101 ("NI 43-101")	The Canadian securities rule which establishes disclosure standards for mineral projects of Canadian resource companies.
Kriging	A method of estimation of a variable value (such as metal grade) at an unmeasured location from measured values, weighted by distance and orientation, at nearby locations.
Porphyry deposit	A type of mineral deposit genetically related to igneous intrusions in which ore minerals are widely distributed, generally of low grade but commonly of large tonnage.
Potassic	Hydrothermal alteration which results in the production of potassium-bearing minerals such as biotite, muscovite or sericite, and/or orthoclase.
Pyrophyllite	Aluminosilicate hydroxide mineral that forms as a result of hydrothermal alteration or low grade metamorphism.
Sodic	In this report, refers to a type of hydrothermal alteration that contains sodium-bearing minerals, most commonly albite feldspar.
Subduction	Process by which one tectonic plate moves under another tectonic plate.
Supergene	Refers to processes which occur relatively near the surface of the earth which modify or destroy original (hypogene) minerals by oxidation and chemical weathering.
Superterrane	A group of physically connected and related geological terranes (group of related rock units).

CURRENCY AND MEASUREMENT

All currency amounts in this Annual Report are stated in Canadian Dollars unless otherwise indicated. Approximate conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	3281	= feet
kilometers	0.621	= miles
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 pounds)
grams/tonne	0.029	= ounces (troy)/ton

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

Form 20-F Annual Report	P a g e | 5

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

Form 20-F Annual Report	P a g e | 6

Mineral Reserve

The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors, which are considerations used to convert Mineral Resources to Mineral Reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

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

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

This Annual Report on Form 20-F uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with the National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by companies in the United States (“US companies”).

In addition, this Annual Report on Form 20-F uses the terms "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" to comply with the reporting standards in Canada. We advise United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

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

It cannot be assumed that all or any part of "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" in this prospectus is economically or legally mineable.

Form 20-F Annual Report	P a g e | 7

In addition, disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

FORWARD LOOKING STATEMENTS

The Annual Report on Form 20-F includes or incorporates by reference certain statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained or incorporated by reference into this Prospectus Supplement include, without limitation, statements regarding:

•

the outcome of our multi-dimensional strategy to address the Environmental Protection Agency’s pre- emptive regulatory process under Section 404(c) of the Clean Water Act and prepare the Pebble Project to initiate federal and state permitting under the National Environmental Policy Act ("Multi-Dimensional Strategy");

•	the outcome of legal proceedings in which we are engaged;

•	our expectations regarding the potential for permitting of a mine at the Pebble Project;

•	our expected financial performance in future periods;

•	our plan of operations, including our plans to carry out and finance the Multi-Dimensional Strategy activities, exploration and development activities and legal proceedings;

•	our ability to raise capital to fund the Multi-Dimensional Strategy activities, exploration and development activities and operational costs;

•	our expectations regarding the exploration and development potential of the Pebble Project; and

•	factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

Key assumptions upon which the Company’s forward-looking information are based include:

•

that we will be able to secure sufficient capital necessary for the Multi-dimensional Strategy activities, litigation, continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

•

that the Company will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;

Form 20-F Annual Report	P a g e | 8

•	that the market prices of copper, gold, molybdenum and silver will not further significantly decline or stay depressed for a lengthy period of time;

•	that key personnel will continue their employment with us; and

•	that we will continue to be able to secure minimal adequate financing on acceptable terms.

•

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward looking statements are also subject to the Risk Factor facing the business, any of which could have a material impact on our outlook.

Some of the risks we face and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

•

a negative outcome of the Multi-Dimensional Strategy, or other legal and political challenges with which we are engaged regarding the Pebble Project, which would have a material adverse effect on the Company;

•	an inability to obtain permitting for a mine at the Pebble Project;

•	an inability to continue to fund the exploration and development activities and other operating costs;

•	the highly cyclical nature of the mineral resource exploration business;

•	the pre-development stage economic and technical uncertainties of the Pebble Project and the lack of known reserves on the Pebble Project;

•	an inability to establish that the Pebble Project contains commercially viable deposits of ore;

•	an inability to recover the financial statement carrying values of the Pebble Project if the Company ceases to continue on a going concern basis;

•	the potential for loss of the services of key executive officers;

•	a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;

•	the volatility of copper, gold, molybdenum and silver prices and mining share prices;

•	the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

•

the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

•	potential claims by third parties to titles or rights involving the Pebble Project;

•	the possible inability to insure our operations against all risks;

•	the highly competitive nature of the mining business;

•	the potential equity dilution to current shareholders from future equity financings is currently uncertain; and

Form 20-F Annual Report	P a g e | 9

•	that we have never paid dividends and will not do so in the foreseeable future.

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

Our forward-looking statements and risk factors are based on the reasonable beliefs, expectations and opinions of management on the date of this Prospectus Supplement. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

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

The Company has irrevocably elected to comply with new or revised accounting standards even though it is an emerging growth company.

Form 20-F Annual Report	P a g e | 10

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable for an Annual Report.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for an Annual Report.

ITEM 3	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following tables summarize selected financial data for Northern Dynasty derived from the Company's financial statements, expressed in thousands of Canadian Dollars, and which have been prepared in accordance with and using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This selected financial data should be read in conjunction with the Company's audited financial statements for the fiscal years then ended.

Statements of Financial Position Data

($ 000’s)	2015	2014	2013	2012	2011
Mineral property, plant and equipment, net	$147,088	$123,608	$108,050	$1,055	$1,055
Total assets	157,704	135,510	141,784	132,934	145,241
Total liabilities	2,724	7,547	7,856	4,041	3,885
Working capital	7,892	5,869	29,681	32,134	42,474
Share capital	435,069	389,227	389,227	389,189	388,987
Reserves	99,035	84,031	58,649	51,129	48,132
Accumulated deficit	(379,124)	(345,295)	(313,948)	(311,425)	(295,763)
Net assets	154,980	127,963	133,928	128,893	141,356
Shareholders' equity	154,980	127,963	133,928	128,893	141,356

Form 20-F Annual Report	P a g e | 11

Statements of Comprehensive Loss (Income) Data

($ 000’s, except per share amounts and number of shares)	2015	2014	2013	2012	2011
Interest and other income	$(313)	$(281)	$(1,136)	$(887)	$(944)
Exploration expenditures	8,718	12,877	1,991	4,461	819
General and administrative expenses (1)(2)	8,272	9,059	5,970	6,525	5,840
Legal, accounting and audit (1)	17,001	8,325	275	255	328
Share-based payments	903	3,877	641	5,225	14,205
Other	762	(221)	(340)	83	(58)
Gain on discontinuance of equity method	–	–	(5,062)	–	–
Deferred income tax	(1,514)	(2,289)	184	–	(51)
Net loss for the year	33,829	31,347	2,523	15,662	20,139
Other comprehensive (income) loss	(23,187)	(9,953)	(6,887)	2,123	(2,153)
Total comprehensive loss (income)	10,642	21,394	(4,364)	17,785	17,986

Basic and diluted net loss per share	$0.23	$0.33	$0.03	$0.16	$0.21
Weighted average number of common shares outstanding	146,313,397	95,009,864	95,007,374	94,995,127	94,851,589

Note

1.

Comparative information in the statement of loss and comprehensive loss has been reclassified to separately reflect legal, accounting and audit expenditures as a separate line item. This line item is predominantly comprised of legal costs incurred by the Group in response to the EPA’s activities surrounding the Pebble Project. These expenditures were previously included under general and administrative expenditures.

2.	The breakdown of these costs are presented below. The latest three years are discussed under Item 5.

General and administrative expenses	2015	2014	2013	2012	2011
Conference and travel	$369	$323	$340	$566	$525
Consulting	232	782	836	1,761	–
Donations	–	–	–	–	866
Insurance	398	384	342	343	296
Office costs	1,188	1,964	670	702	980
Management and administration	5,009	4,610	2,572	2,095	2,334
Shareholder communication	759	772	983	830	517
Trust and filing	317	224	227	228	322
	8,272	9,059	5,970	6,525	5,840

Currency and Exchange Rates

On April 18, 2016, the rate of exchange of the Canadian Dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1.00 = C$1.2815. Exchange rates published by the Bank of Canada, available on its website www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

Form 20-F Annual Report	P a g e | 12

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

	Year Ended December 31 (Canadian Dollars per U.S. Dollar)
	2015	2014	2013	2012	2011
Rate at end of year	$1.3840	$1.1601	$0.9402	$1.0051	$0.9833
Average rate for year	$1.2787	$1.1046	$0.9711	$1.0004	$1.0110
High for year	$1.3990	$1.1656	$1.0165	$1.0299	$1.0583
Low for year	$1.1728	$1.0639	$0.9342	$0.9599	$0.9430

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
Month or Period	High	Low
April 2016 (to April 18, 2016)	$1.3170	$1.2792
March 2016	$1.3468	$1.2962
February 2016	$1.4040	$1.3523
January 2016	$1.4589	$1.3969
December 2015	$1.3990	$1.3360
November 2015	$1.3360	$1.3095

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable for an Annual Report.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable for an Annual Report.

D.	RISK FACTORS

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

Form 20-F Annual Report	P a g e | 13

The Company will be required to seek additional capital; the Company’s inability to obtain additional capital could have a material adverse effect on its operations

While the Company has prioritized the available resources in order to meet key corporate and Pebble Project expenditure requirements, the Company will seek to source significant additional financing. Such financing may include any of, or a combination of: debt, equity and/or contributions from possible new Pebble Project participants. In light of the recent significant depreciation of the Canadian dollar and that the vast majority of the Company’s expenditures are in United States dollars, that the Pebble Project will require additional engineering and technical expenditures beyond what is contemplated in the current budget, and the possibility that expenditures to pursue the Company’s Multi-Dimensional Strategy, including legal expenditures may exceed current budget expectations, it is possible that additional financing may well be required. There can be no assurances that the Company will be successful in obtaining any such additional financing. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will at some point have to further reduce or curtail its operations.

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

Form 20-F Annual Report	P a g e | 14

The Pebble Project is Subject to Political and Environmental Regulatory Opposition

As is typical for a large scale mining project, the Pebble Project faces concerted opposition from many individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed (“BBW”). The BBW is an important wildlife and salmon habitat area. The United States Environmental Protection Agency has gone so far as to suggest that it may peremptorily prevent the Pebble Project from proceeding even before a mine permitting application is filed. Accordingly one of the greatest risks to the Pebble Project is seen to be political/permitting risk which may ultimately preclude construction of a mine at Pebble.

In the event that we are unsuccessful in our litigation against the Environmental Protection Agency, or are otherwise unable to reach a settlement with the federal agency, we may never be able to proceed with permitting with respect to the Pebble Project.

The principal risk currently facing the Company is that we may be unable to settle our ongoing issues with the Environmental Protection Agency (the “EPA”) with respect to its regulatory action under Section 404(c) of the U.S. Clean Water Act. While we believe our position has merit, the proceedings have been lengthy and have required us to expend substantial funds and time. There can be no assurance that the funds allocated for combating the EPA action will be sufficient to bring our strategy to completion and we may be unable to raise additional funds, causing us to abandon our strategy. Further, even if we are able to raise sufficient funds to bring our strategy to completion, there is no assurance that we will ultimately be successful. In the event that we are unsuccessful, and the EPA’s regulatory action is upheld, we will be unable to proceed with permitting of the Pebble Project and the Company will be materially adversely affected.

Northern Dynasty will require additional funding to meet the development objectives of the Pebble Project.

Northern Dynasty will need to raise additional financing to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, the joint venturing of the project, or other sources of financing. There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

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

Form 20-F Annual Report	P a g e | 15

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

Northern Dynasty may not be able to continue as a going concern.

Northern Dynasty’s consolidated financial statements have been prepared on the basis that Northern Dynasty will continue as a going concern. At December 31, 2015, Northern Dynasty had working capital of approximately $7.9 million. Northern Dynasty has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required for continued corporate expenditures and expenditures at the Pebble Project. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance its operating costs, the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values.

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

If prices for copper, gold, molybdenum and silver decline, Northern Dynasty may not be able to raise the additional financing required to fund expenditures for the Pebble Project.

The ability of Northern Dynasty to raise financing to fund the Pebble Project, will be significantly affected by changes in the market price of the metals for which it explores. The prices of copper, gold, molybdenum and silver are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold, molybdenum and silver and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold, molybdenum and silver have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold, molybdenum and silver, with the result that Northern Dynasty may not have sufficient financing with which to fund its exploration activities

Form 20-F Annual Report	P a g e | 16

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

Form 20-F Annual Report	P a g e | 17

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

Form 20-F Annual Report	P a g e | 18

ITEM 4	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

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

Company Development

Northern Dynasty is a mineral exploration company focused on developing the Pebble Project, a copper-gold-molybdenum-silver mineral project. The Pebble Project is located in southwest Alaska, approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

To December 31, 2015, approximately $806 million (US$752 million)1 in expenditures have been incurred on the Pebble Project. Of this amount, approximately $595 million (US$573 million) in funding was provided to the Pebble Partnership by an affiliate of Anglo American plc ("Anglo American") and expended from 2007 to December 10, 2013 after which time Northern Dynasty re-acquired Anglo American’s 50% ownership interest in the Pebble Partnership on the latter’s withdrawal. Prior to the formation of the Pebble Partnership in 2007, Northern Dynasty had spent approximately $188 million on exploration activities and a further $106 million in acquisition costs on the Pebble Project.

_____________________________

1 During the period 2007 to 2013, the Pebble Partnership expended several hundred million dollars on the Pebble Project, a major portion of which was spent on exploration programs, resource estimates, environmental data collection and technical studies, with a significant portion spent on engineering of various possible mine development models, as well as related infrastructure, power and transportation systems. As a consequence of several factors, including the Environmental Protection Agency Clean Water Act 404(c) action on the Pebble Project, the withdrawal of Anglo American plc from the project and the passage of time, technical and engineering studies related to mine-site and infrastructure development are considered to have very uncertain and perhaps little value at this time. Environmental baseline studies and data collection remains a significant legacy asset of the Company from this period.

Form 20-F Annual Report	P a g e | 19

Northern Dynasty does not have any operating revenue, although currently and historically it has had non-material annual interest revenue as a consequence of investing its surplus funds.

Significant Acquisitions, Dispositions and Group Reorganization

Northern Dynasty via 100% owned subsidiaries and other entities holds indirect interests in mineral claims on State land in southwest Alaska, USA. These claims (including certain area claims) form what is referred to as the Pebble Copper-Gold-Molybdenum-Silver Project (the "Pebble Project").

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

Form 20-F Annual Report	P a g e | 20

Special Warrant Financings

In late December 2014 and early January 2015, the Company completed a financing to raise proceeds of $15.5 million through the issuance of 35,962,735 Special Warrants, each convertible into one common share without payment of additional consideration. All the Special Warrants were automatically converted or converted upon election by warrantholders according to their terms into common shares by September 2015. See Item 10 - C. Material Contracts.

In September 2015, the Company completed a financing and raised gross proceeds of approximately $15 million through the issuance of 37,600,000 Special Warrants, each convertible into one common share without payment of additional consideration. These Special Warrants were automatically converted into common shares in November 2015. See Item 10 - C. Material Contracts.

Acquisition of Inactive Listed Issuer – Cannon Point Resources Ltd. ("Cannon Point")

In October 2015, the Company issued 12,881,344 common shares to acquire Cannon Point, a company with a primary asset of $4.25 million in cash.

Acquisition of Listed Issuer – Mission Gold Ltd. ("Mission Gold")

In December 2015, the Company issued 27,593,341 common shares to acquire Mission Gold, a company with primary assets of approximately $9 million in cash and a 100% interest in a titanium project that was sold by Mission Gold to a third party for $1.5 million in marketable securities as part of the transaction with Northern Dynasty. See Item 10 - C. Material Contracts.

Private Placement

In December 2015, the Company completed a private placement of 12,573,292 common shares at a price of $0.412 per share for gross proceeds of approximately $5.2 million.

B.	THE PEBBLE PROJECT

The Company’s business is the exploration and advancement towards feasibility, permitting and ultimately development of a copper-gold-molybdenum-silver mineral resource in Alaska, USA known as the "Pebble Project".

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

Form 20-F Annual Report	P a g e | 21

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

Form 20-F Annual Report	P a g e | 22

In June 2006, Northern Dynasty acquired, through its Alaska subsidiaries, the remaining HDGI 20% interest in the Resource Lands and Exploration Lands by acquiring HDGI from its shareholders and through its various subsidiaries had thereby acquired an aggregate 100% interest in the Pebble Property, subject only to the Teck net-profits royalties on the Exploration Lands. At that time, Northern Dynasty operated the Pebble Property through an Alaskan general partnership with one of its subsidiaries.

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

On January 31, 2012, the Pebble Partnership entered into a Limited Liability Company Agreement with Full Metal Minerals (USA) Inc. (“FMMUSA”), a wholly-owned subsidiary of Full Metal Minerals Corp., to form Kaskanak Copper LLC (the “LLC”). Under the agreement, the Pebble Partnership could earn a 60% interest in the LLC, which indirectly owned 100% of the Kaskanak claims, by incurring exploration expenditures of at least US$3 million and making annual payments of $50,000 to FMMUSA over a period ending on December 31, 2013. On May 8, 2013, the Pebble Partnership purchased FMMUSA’s entire ownership interest in the LLC for a cash consideration of $750,000. As a result, the Pebble Partnership gained a 100% ownership interest in the LLC, the indirect owner of a 100% interest in a group of 542 claims located south and west of other ground held by the Pebble Partnership. In January 2015, Kaskanak Inc. and its wholly-owned parent, Kaskanak Copper LLC, were merged with Pebble East Claims Corporation, with the latter the surviving entity that holds the 464 claims covering 116 square miles. See Property Description below for current claim holdings.

Form 20-F Annual Report	P a g e | 23

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

Form 20-F Annual Report	P a g e | 24

Northern Dynasty holds, indirectly through wholly-owned subsidiaries including the Pebble Partnership, a 100% interest in a contiguous block of 2,402 mineral claims covering approximately 417 square miles (Figure 2). This includes 2,182 claims covering 364.2 square miles (including the Pebble deposit) held by Pebble Partnership subsidiaries, Pebble East Claims Corporation and Pebble West Claims Corporation; and 220 claims covering 52.5 square miles held by Northern Dynasty subsidiary U5 Resources Inc. The details of the mineral claims are provided as Exhibit 15.01.

State mineral claims in Alaska are kept in good standing by performing annual assessment work or in lieu of assessment work by paying $100 per year per 40 acre (0.06 square mile) mineral claim, and by paying annual escalating state rentals. All of the assessment work payment obligations come due annually on August 31. Credit for excess work can be banked for a maximum of four years, and can be applied as necessary to continue to hold the claims in good standing. The Project claims have a variable amount of work credit available that can be applied in this way and will be applied in 20161. State rentals for 2016 are US$990,390 and are payable no later than 90 days after the assessment work is due.

_____________________________

2 Annual assessment work obligations for the property of some US$667,700 are due in 2016 and will be covered by banked assessment credits from work performed in 2015 and prior years.

Form 20-F Annual Report	P a g e | 25

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

Form 20-F Annual Report	P a g e | 26

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

Form 20-F Annual Report	P a g e | 27

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

Drilling

Extensive drilling totalling 1,042,218 ft has been completed in 1,355 holes on the Pebble Project. These result from annual drill programs which took place during 19 of the 26 years from 1988 to 2013. Northern Dynasty and the Pebble Partnership completed drilling for exploration, deposit delineation, engineering and environmental purposes between 2002 and 2013. Highlights from exploration and deposit delineation drilling since 2002 include:

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

Form 20-F Annual Report	P a g e | 28

•	in 2004, 147 exploration holes were drilled in the Pebble deposit; the Pebble East zone is identified; the 308 Zone porphyry copper-gold-molybdenum deposit is discovered.

•	in 2005 and 2006, drilling at Pebble East confirms its large size and higher grades of copper, gold and molybdenum.

•	in 2007, 34 holes extend Pebble East to the northeast, northwest, south and southeast.

•	in 2008, 31 delineation and infill holes were drilled at Pebble East. FMMUSA drilled seven exploration holes on land that is now controlled by the Pebble Partnership.

•	in 2009 and 2010, delineation holes were drilled at the margins of Pebble West and exploration holes were drilled elsewhere on the property.

•

in 2011 and 2012, holes drilled at the Pebble West zone indicate potential for resource expansion laterally and to depth; exploration targets were tested on the Kaskanak claims to the northwest and south of Pebble, and on the KAS claims further south.

Drilling for engineering (metallurgical and geotechnical) and environmental (hydrological) purposes began in 2004 and continued through 2013.

The spatial distribution and type of holes drilled are illustrated below.

Form 20-F Annual Report	P a g e | 29

Most of the footage on the Pebble Project was drilled using diamond core drills. Only 18,921 ft were percussion-drilled from 223 rotary drill holes. Many of the cored holes were advanced through overburden using a tricone bit with no core recovery. These overburden lengths are included in the core drilling total.

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

Table 1 Summary of Drill Holes – Pebble Project

	No. of Holes	Feet	Metres
By Operator
Cominco (Teck) [1]	164	75,741.0	23,086
Northern Dynasty	578	495,069.5	150,897
Pebble Partnership [2]	606	465,957.7	142,024
FMMUSA	7	5,450.0	1,661
Total	1,355	1,042,218.2	317,668
By Type
Core [1,5]	1,132	1,023,297.6	311,901
Percussion [6]	223	18,920.6	5,767
Total	1,355	1,042,218.2	317,668

Form 20-F Annual Report	P a g e | 30

	No. of Holes	Feet	Metres
By Year
1988 [1]	26	7,601.5	2,317
1989 [1]	27	7,422.0	2,262
1990	25	10,021.0	3,054
1991	48	28,129.0	8,574
1992	14	6,609.0	2,014
1993	4	1,263.0	385
1997	20	14,695.5	4,479
2002	68	37,236.8	11,350
2003	67	71,226.6	21,710
2004	267	165,567.7	50,465
2005	114	81,978.5	24,987
2006 [3]	48	72,826.9	22,198
2007 [4]	92	167,666.9	51,105
2008 [5]	241	184,726.4	56,305
2009	33	34,947.5	10,652
2010	66	57,582.0	17,551
2011	85	50,767.7	15,474
2012	81	35,760.2	10,900
2013	29	6,190.0	1,887
Total	1,355	1,042,218.2	317,668

Form 20-F Annual Report	P a g e | 31

	No. of Holes	Feet	Metres
By Area
East	141	446,379.3	136,056
West	443	351,986.7	107,286
Main [7]	101	10,674.7	3,254
NW	203	45,948.4	14,005
North	46	25,695.9	7,832
NE	10	1,097.0	334
South	98	50,262.5	15,320
25 Zone	8	4,047.0	1,234
37 Zone	7	4,252.0	1,296
38 Zone	20	14,221.5	4,335
52 Zone	5	2,534.0	772
308 Zone	1	879.0	268
Eastern	21	3,105.0	946
Southern	153	60,442.4	18,423
SW	51	9,337.8	2,846
Sill	39	10,445.5	3,184
Cook Inlet	8	909.5	277
Total	1,355	1,042,218.2	317,668

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

Form 20-F Annual Report	P a g e | 32

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

Form 20-F Annual Report	P a g e | 33

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

Table 4 2014 Estimate of Mineral Resources – Pebble Deposit Inferred Category

Threshold CuEq %	CuEq%	Tonnes	Cu (%)	Au (g/t)	Mo (ppm)	Ag (g/t)
Inferred
0.3	0.54	4,460,000,000	0.25	0.26	222	1.19
0.4	0.68	2,630,000,000	0.33	0.30	266	1.39
0.6	0.89	1,290,000,000	0.48	0.37	291	1.79
1.0	1.20	360,000,000	0.69	0.45	377	2.27

Form 20-F Annual Report	P a g e | 34

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

Copper equivalent calculations use metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and recoveries of 85% for copper 69.6% for gold, and 77.8% for molybdenum in the Pebble West zone and 89.3% for copper, 76.8% for gold, and 83.7% for molybdenum in the Pebble East zone.

A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas.

The resource estimate is constrained by a conceptual pit that was developed using a Lerchs-Grossman algorithm and is based on the parameters set out below:

Parameter		Units	Cost ($)	Value
Metal Price	Gold	US$/oz	-	1540.00
	Copper	US$/lb	-	3.63
	Molybdenum	US$/lb	-	12.36
Metal Recovery	Copper	%	-	89
	Gold	%	-	72
	Molybdenum	%	-	82
Operating Cost	Mining (mineralized material or waste)	$/ton mined	1.01	-
	Added haul lift from depth	$/ton/bench	0.03	-
	Process
	– Process cost adjusted by total crushing energy	$/ton milled	4.40	-
	– Transportation	$/ton milled	0.46	-
	– Environmental	$/ton milled	0.70	-
	– G&A	$/ton milled	1.18	-
Block Model	Current block model	ft	-	75 x 75 x 50
Density	Mineralized material and waste rock	-	-	Block model
Pit Slope Angles	–	degrees	-	42

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

Form 20-F Annual Report	P a g e | 35

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

The test results on variable mineralization samples derived from the 103 locked-cycle (“LCT”) flotation tests indicate that marketable copper and molybdenum concentrates can be produced with gold and silver contents that meet or exceed payable levels in representative smelter contracts. Metal recoveries were projected in the 2014 Technical Report based on the LCT results of the variability samples, and associated gold leach testwork as well as SART3 tests. The table summarizes projected overall recoveries from varied mineralization domains, which include the flotation and gold plant recoveries.

Form 20-F Annual Report	P a g e | 36

Table 5 Projected Metallurgical Recoveries1 – Pebble Project

Domain	Flotation Recovery to Concentrate[2]				Gold Plant Recovery[3]			Overall Recovery
	Cu Con			Mo Con	SART	Dore
	Cu %	Au %	Ag %	Mo %	Cu %	Au %	Ag %	Cu %	Au %	Ag %	Mo %
Supergene:
Sodic Potassic	74.7	60.4	64.1	51.2	1.5	16.0	6.0	76.2	76.4	70.2	51.2
Illite Pyrite	68.1	43.9	64.1	62.6	3.9	26.8	6.0	72.1	70.7	70.2	62.6
Hypogene:
Illite Pyrite	86.4	43.9	64.1	73.2	1.9	26.1	6.0	88.3	70.0	70.2	73.2
Sodic Potassic	86.2	60.4	64.1	76.6	1.4	16.7	6.0	87.6	77.1	70.2	76.6
K Silicate	90.3	61.3	64.1	82.3	0.7	13.8	6.0	91.0	75.1	70.2	82.3
QP	94.3	65.0	64.1	80.1	1.4	14.4	6.0	95.6	79.4	70.2	80.1
Sericite	86.4	39.2	64.1	73.2	1.9	26.7	6.0	88.3	65.8	70.2	73.2
QSP	86.0	31.6	64.1	82.5	2.1	32.1	6.0	88.1	63.7	70.2	82.5

Notes to table:
1.	Silver recovery projection based on a dataset of 10 LCT samples
2.	Flotation recovery to concentrate refers to metal recoveries to copper concentrate (Cu Con) and to molybdenum concentrate (Mo Con).
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

_____________________________

1 Baseline data collecting and monitoring has continued since that time. The program data from 2009 to 2014 is being integrated with environmental baseline data reports from 2004 to 2008 so that this information can also be shared with state/federal agencies and the public as part of the future permitting process under NEPA.

Form 20-F Annual Report	P a g e | 37

•	Fully characterize the existing biophysical and socioeconomic environment;

•	Support environmental analyses required for effective input into Project design;

•	Provide a strong foundation for internal environmental and social impact assessment to support corporate decision-making;

•	Provide the information required for stakeholder consultation and eventual mine permitting in Alaska; and,

•	Provide a baseline for long-term monitoring of potential changes associated with mine development.

The baseline study program includes:

•	surface water	•	wildlife

•	groundwater	•	air quality

•	surface and groundwater quality	•	cultural resources

•	geochemistry	•	subsistence

•	snow surveys	•	land use

•	fish and aquatic resources	•	recreation

•	noise	•	socioeconomics

•	wetlands	•	visual aesthetics

•	trace elements	•	climate and meteorology

•	fish habitat – stream flow modeling	•	Iliamna Lake

•	marine

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

•	Air quality: implementation of air emissions and dust suppression strategies;

Form 20-F Annual Report	P a g e | 38

•	Marine environment: minimize the port facility’s footprint in the intertidal zone, particularly in soft sediment intertidal areas; and

•	Compensatory mitigation measures to ensure compliance with the Clean Water Act.

Direct integration of these and other appropriate measures into the Pebble Project design and operational strategies are expected to effectively mitigate possible environmental effects and minimize residual environmental effects associated with the construction, operation and eventual closure of any proposed mine at the Pebble Project.

Community Consultation and Stakeholder Relations

An active program of stakeholder outreach has also been undertaken at Pebble, and has included community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in the United States and Canada. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns and to advise participants about modern mining practices.

Stakeholder outreach and community engagement is ongoing, although at a reduced scale commensurate with other project activities. As the Pebble Project advances toward the completion of a Project Description and preparation for project permitting under NEPA, it is expected that the Pebble Partnership will initiate further stakeholder engagement programs to involve stakeholders in the planning process.

Status of Project Engineering and Previous Mine Planning Work

During the period 2007 to 2011, the Pebble Partnership expended several hundred million dollars on the Pebble Project, a major portion of which was spent on exploration programs, resource estimates, environmental data collection and technical studies involving engineering of various possible mine development models, as well as related infrastructure, power and transportation systems. During this period, the Pebble Partnership was funded by the international mining company Anglo American through an affiliate which had acquired a 50% interest in the limited partnership which owns the Pebble Project contingent on the provision of $1.5 billion in funding for project costs. These studies informed a preliminary assessment of the project released by the Company in 2011. As a consequence of several factors, including EPA action on the Pebble Project discussed under Item 8 – A3. Legal Proceedings, the withdrawal of Anglo American from the project and the passage of time, technical and engineering studies related to mine-site and infrastructure development are considered to have very uncertain and perhaps little value at this time. Environmental baseline studies and data collection remains a significant legacy asset of the Company from this period. The 2014 Technical Report does not attempt to build on this previous engineering work given that, unless and until there is some visibility in the litigation with the EPA in regards to the possibility of permitting any kind of mine at Pebble, it is not appropriate for the technical report authors to use or build upon previously posited mine models or to make large dollar recommendations in furtherance of assessing the technical or economic feasibility of a potential mine at Pebble.

Plans for 2016

The Company’s plans for 2016 listed below are subject to the Company’s ability to raise the necessary capital resources to meet obligations as they come due.

•

Continue to advance a multi-dimensional strategy to address the EPA’s pre-emptive CWA regulatory action to ensure the Pebble Project can initiate federal and state permitting under NEPA unencumbered by any extraordinary development restrictions imposed by the EPA.

•	Maintain an active corporate presence in Alaska to advance relationships with political and regulatory offices of government, Alaska Native partners and broader stakeholder relationships.

Form 20-F Annual Report	P a g e | 39

•	Maintain the Pebble Project and Pebble claims in good standing.

•	Continue general and administration activities to maintain the Company in good standing, while continuing to reduce these costs.

•	Continue to work toward securing a transaction with a potential partner(s) to further advance the project.

Form 20-F Annual Report	P a g e | 40

C.	ORGANIZATIONAL STRUCTURE

Structure as at December 31, 2015:

Form 20-F Annual Report	P a g e | 41

D.	PROPERTY, PLANT AND EQUIPMENT

The Company’s principal property is the Pebble Project, as discussed above in Item 4.B.

The Company has approximately $804,000 in plant and equipment primarily at the Pebble Project site located in Iliamna.

The Company, through the Pebble Partnership, has leased premises in Anchorage and at the Pebble Project site and as result the Company has lease commitments which have been disclosed under Item 5 – F. Tabular Disclosure of Contractual Obligations.

ITEM 4A	UNRESOLVED STAFF COMMENTS

There are none.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Northern Dynasty is a mineral exploration company which, via its subsidiaries, holds a 100% interest in mining claims on State of Alaska land in southwest Alaska, USA ("US") that are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum-Silver Project (the "Pebble Project" or “Pebble”).

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

The following discussion should be read in conjunction with the audited annual financial statements for the years ended December 31, 2015, 2014, and 2013, and the related notes accompanying this Annual Report ("2015 Financial Statements"). The Company prepares and presents its financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

Critical Accounting Policies and Estimates

The preparation of the 2015 Financial Statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period presented and reported amounts of expenses during said reporting period. Actual outcomes may differ from these estimates.

Areas where significant estimates exist include:

Form 20-F Annual Report	P a g e | 42

i.	the inputs into the Black Scholes calculation for the estimation of the fair value of share purchase options granted,

ii.	assumptions used in the determination of the provision for deferred income tax expense (recovery).

Areas where significant judgments exist include:

i.	assessing the indicators for testing the Company's mineral property interest ("MPI") for impairment,

ii.	determining the functional currencies of the Company and its subsidiaries,

iii.	concluding that going concern was an appropriate basis for the preparation of the 2015 Financial Statements.

Further discussion can be found in note 2 of the 2015 Financial Statements which form Item 18 of this Annual Report.

Financial Instruments and Other Instruments

The Company has no derivative financial assets or liabilities.

A.	RESULTS OF OPERATIONS

The following selected annual information is from the audited consolidated financial statements for the fiscal years ended December 31which have been prepared in accordance with IFRS. The 2013 figures include the Pebble Partnership on a consolidated basis with effect from December 10, 2013. Unless otherwise stated, all monetary amounts are expressed in thousands of Canadian dollars except per share amounts, which are expressed in Canadian dollars.

	Fiscal Year	Fiscal Year	Fiscal Year
Excerpts from Statements of Financial Position	2015	2014	2013
Total assets	$157,704	$135,510	$141,784
Total non-current liabilities (non-financial)	–	1,514	3,803
Total current liabilities	2,724	6,033	4,053

Excerpts from Statements of Comprehensive Loss (Income)
Exploration and evaluation	$8,718	$12,877	$1,991
General and administrative	8,272	9,059	5,970
Legal, accounting and audit	17,001	8,325	275
Share-based compensation	903	3,877	641
Other items (i)	(1,065)	(2,791)	(1,292)
Gain on discontinuance of equity method (ii)	–	–	(5,062)
Loss for the year	$33,829	$31,347	$2,523

Basic and diluted loss per common share	$0.23	$0.33	$0.03
Weighted average number of common shares outstanding (‘000’)	146,313	95,010	95,007

Notes

(i)	Other items include interest income, exchange gain or loss, other income and deferred income tax.

(ii)	Represents a gain recorded upon discontinuance of equity method for accounting for the investment in the Pebble Limited Partnership when the Company reacquired control in Q4 of 2013.

Form 20-F Annual Report	P a g e | 43

Year Ended December 31, 2015 versus Year Ended December 31, 2014

The Company recorded an increase in loss of $2.5 million due primarily to its ongoing activities around the EPA’s pre-emptive regulatory action as discussed in Item 8 – A3. Legal Proceedings which resulted in an increase in legal, accounting and audit expenses by $8.7 million. The increase was offset by the reduction of Exploration and Evaluation expenses ("E&E") by $4.2 million and general and administrative expenses ("G&A") by $0.8 million as the Company allocated its financial resources from operating activities to these matters.

E&E comprised mainly of the following for the year as compared to 2014, expressed in thousands of dollars:

Exploration and evaluation expenses ("E&E")	2015	2014
Engineering	$224	$1,440
Environmental	907	2,322
Site activities	2,176	3,200
Socio-economic	3,963	4,324
Property fees and assessments	1,276	1,097
Other activities and travel	172	494
	$8,718	$12,877

The Company incurred E&E associated with continued Native community engagement, stakeholder outreach environmental monitoring, annual fees for claims, payments in respect to site leases and demobilization and remediation activities at site.

The following table provides a breakdown of G&A, and legal, accounting and audit expenses incurred in the year as compared to 2014, expressed in thousands of dollars:

General and administrative expenses ("G&A")	2015	2014
Conference and travel	$369	$323
Consulting	232	782
Insurance	398	384
Office costs	1,188	1,964
Management and administration	5,009	4,610
Shareholder communication	759	772
Trust and filing	317	224
Total G&A	8,272	9,059
Legal, accounting and audit	17,001	8,325
	$25,273	$17,384

Share-based compensation expense ("SBC") has fluctuated due to the timing of share purchase option grants and the vesting periods associated with these grants.

Form 20-F Annual Report	P a g e | 44

The Company recognized an exchange gain on translation of subsidiaries which have a U.S. Dollar functional currency of $23.3 million (2014 – $9.9 million) in other comprehensive income with the result that the Company recorded comprehensive loss for the year of $10.6 million (2014 – $21.4 million).

Financial position as at December 31, 2015 versus December 31, 2014

Total assets of the Company increased by $22 million due in large part to the appreciation in the US dollar in relation to Canadian dollar and the resultant increase in the value of mineral assets translated to the Company’s reporting currency.

Year Ended December 31, 2014 versus Year Ended December 31, 2013

The Company recorded an increase in loss of $28.8 million due primarily to the increase in E&E, G&A and SBC. In 2013, the Company recorded a $5.1 million gain on the discontinuance of the equity method in accounting for the Pebble Partnership.

E&E increased by $10.9 million as the Company funded all exploration and evaluation work on the Pebble Project for the full year and included the updating of information on mineral resources (discussed under Item 4 – Technical Summary), other technical studies, site activities including payment of annual fees for claims, site leases and land access agreements, environmental monitoring and Native community engagement. E&E comprised mainly of the following for the year as compared to 2013, expressed in thousands of dollars:

E&E	2014	2013
Engineering	$1,440	$853
Environmental planning and testing	2,322	270
Site activities	4,297	401
Socio-economic	4,324	26
Other activities and travel	494	441
	$12,877	$1,991

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

G&A increased to $9.0 million from $6.0 million in 2013 due to the inclusion of the Pebble Partnership’s management, administration, and office expenses for the full year. Legal, accounting and audit costs increased by $8.0 million as legal costs were incurred in response to the EPA’s activities during the year (see Item 8 – A3. Legal Proceedings).

The following table provides a breakdown of G&A incurred in the year as compared to 2013, expressed in thousands of dollars:

Form 20-F Annual Report	P a g e | 45

G&A	2014	2013
Conference and travel	$323	$340
Consulting	782	836
Insurance	384	342
Office costs	1,964	670
Management and administration	4,610	2,572
Shareholder communication	772	983
Trust and filing	224	227
Total G&A	9,059	5,970
Legal, accounting and audit	8,325	275
Total	$17,384	$6,245

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

G&A decreased to $6.0 million from $6.5 million in 2012 due mainly to a reduction in consulting fees paid and conference and travel costs. In 2012, in response to EPA’s initiatives such as the Bristol Bay Watershed Assessment, the Company retained US political and scientific representatives and consultants to assist, consult and represent the Company; such costs were lower in 2013. This was offset by increased shareholder communication in 2013 as the Company focused more resources in the area of investor relations and shareholder communication.

The following table provides a breakdown of G&A incurred in the year as compared to 2012, expressed in thousands of dollars:

Form 20-F Annual Report	P a g e | 46

G&A	2013	2012
Conference and travel	$340	$566
Consulting	836	1,761
Insurance	342	343
Office costs	670	702
Management and administration	2,572	2,095
Shareholder communication	983	830
Trust and filing	227	228
Total G&A	5,970	6,525
Legal, accounting and audit	275	255
Total	$6,245	$6,780

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

Form 20-F Annual Report	P a g e | 47

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

Liquidity

The Company's major sources of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions and the issue of common shares pursuant to the exercise of share purchase options. The Company has also in fiscal 2015 pursued the strategy of acquiring companies whose primary assets are cash and equivalents through the issuance of equity securities (see "Significant Acquisitions, Dispositions and Group Reorganization" in Item 4). The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity or other sources of funding.

As at December 31, 2015, the Company’s cash and cash equivalents were $7.5 million, down from $9.4 million at December 31, 2014 as the Company used $37 million of its cash in its operating activities and raised $35.0 million from various financing activities. The Company has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required to pursue corporate activities and work programs at the Pebble Project. There can be no assurances that the Company will be successful in obtaining additional financing. The Company has been reducing its operating costs and will continue to do so given the current market conditions. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will have to further reduce or curtail its operations.

At December 31, 2015, the Company had working capital of approximately $7.9 million as compared to $5.9 million at December 31, 2014. The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations other than those disclosed below (refer F. Tabular Disclosure of Contractual Obligations).

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

Form 20-F Annual Report	P a g e | 48

Capital Resources

The Company’s capital resources consist of its cash reserves. As of December 31, 2015, the Company had no long term debt or commitments for material capital expenditures other than what has been disclosed in below in F. Tabular Disclosure of Contractual Obligations.

The Company has no lines of credit or other sources of financing which have been arranged or utilized.

Requirement of Financing

Northern Dynasty does not earn any revenues and has historically had, and will continue to have for the foreseeable future, negative cash flows. Historically, Northern Dynasty's sole source of funding has been provided by the sale of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has in fiscal 2015 also pursued the strategy of acquiring companies whose primary assets are cash and equivalents through the issuance of equity securities. Like all exploration stage companies, Northern Dynasty will need to raise additional financing to pursue any work programs at the Pebble Project and to meet its business objectives.

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

Copper prices trended upward from early 2009 until late 2011. Prices were variable from 2012 to 2015 and weakened overall. Prices continue to be variable in 2016. The recent closing price is US$2.13/lb.

Form 20-F Annual Report	P a g e | 49

The average annual gold price steadily increased from 2008 to 2012. Gold prices trended lower in 2013, and were variable, weakening overall in 2014 and 2015. Gold prices have increased in 2016, related to global economic uncertainty. The recent closing price is US$1,191/oz.

Molybdenum prices were variable, but improving in 2010 and 2011, and variable but weakening in 2012 and 2013. Following an uptrend from January to August 2014, prices decreased in 2015 but appear to have stabilized in 2016. The recent closing price of US$5.58/lb.

Silver prices trended upward in 2010 and 2011, reaching as high as $43/oz. Prices ranged between $26/oz and $35/oz between October 2011 and December 2012, and trended downward in 2013. Prices were variable in 2014 and 2015, with an overall decrease in the average price. Prices have shown some improvement in 2016. The recent closing price is US$16.20/oz.

Average annual prices since 2011 as well as the average prices so far in 2016 for copper, gold, molybdenum and silver are shown in the following table:

	Average Prices
	Copper	Gold	Molybdenum	Silver
Year or Period	US$/lb	US$/oz	US$/lb	US$/oz
2011	4.00	1,572	15.41	35.25
2012	3.61	1,669	12.81	31.16
2013	3.32	1,410	10.40	23.80
2014	3.14	1,276	11.91	19.08
2015	2.49	1,160	6.73	15.68
2016 (to the date of this Form 20F)	2.13	1,191	5,49	14,97

Source: LME Official Cash Price as provided at www.metalprices.com

E.	OFF-BALANCE SHEET ARRANGEMENTS

The Company, through the Pebble Partnership, is advancing the Multi-dimensional Strategy to address the EPA’s preemptive regulatory action under Section 404(c) of the Clean Water Act, through litigation against the EPA contesting the EPA’s statutory authority to act pre-emptively under the Clean Water Act, and alleging violation of FACA and the unlawful withholding of documentation under the Freedom of Information Act. The Company has a contingent liability for additional legal fees and costs that may be due to the Company’s counsel should there be a successful outcome. However, the Company is unable to estimate or determine the length of time that each of the legal initiatives mentioned above will take to advance to specific milestone events or final conclusion. As of December 31, 2015, if there was a favourable outcome or settlement, the Company estimates there would potentially be additional legal success fees of $8.3 million (US$6.0 million at closing Bank of Canada rate on December 31, 2015 of C$1.3214) payable by the Company.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following commitments and payables (expressed in thousands) existed at December 31, 2015:

	Payments due by period
	Total	≤ 1 year	1-5 years	> 5 years
Trade and other payables	$2,047	$2,047	$–	$–
Payable to a related party	677	677	–	–
Lease commitments	608	608	–	–
Total	$3,332	$3,332	$–	$–

Form 20-F Annual Report	P a g e | 50

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

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Northern Dynasty are presented in the table below. Except where indicated, each director and senior officer of Northern Dynasty has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years. Where shown the reference to "CEO" refers to "Chief Executive Officer" and "CFO" to "Chief Financial Officer".

Name	Year born	Position	Director or Officer Since
Desmond M. Balakrishnan Vancouver, BC, Canada	1971	Director	December 2015
Marcel H. de Groot (1)(2)(3)(4) Vancouver, BC, Canada	1973	Director	December 2015
David E. De Witt (2)(4) Vancouver, BC, Canada	1952	Director	February 2016
Steven A. Decker (2)(4) Sherman Oaks, CA, United States	1960	Director	March 2016
Robert A. Dickinson Lions Bay, BC, Canada	1948	Chairman of the Board and Director	June 1995
Gordon B. Keep (1)(3) Vancouver, BC, Canada	1957	Director	October 2015
Kenneth W. Pickering (3) Chemainus, BC, Canada	1947	Director	September 2013
Marchand Snyman West Vancouver, BC, Canada	1967	CFO	August 2008
Ronald W. Thiessen West Vancouver, BC, Canada	1952	President, CEO and Director	November 1995
Trevor Thomas Vancouver, BC, Canada	1967	Secretary	February 2008
Bruce Jenkins Vancouver, BC, Canada	1950	Senior Vice President, Corporate Development	June 2004
Stephen Hodgson Vancouver, BC, Canada	1954	Vice President Engineering	March 2005

Form 20-F Annual Report	P a g e | 51

Name	Year born	Position	Director or Officer Since
Sean Magee North Vancouver, BC, Canada	1966	Vice President Public Affairs	October 2006
Doug Allen Vancouver, BC, Canada	1958	Vice President Corporate Communications	June 2012

Notes:
1.

Mr. Keep was appointed as a director upon the closing of the acquisition of Cannon Point on October 29, 2015 as a condition of said transaction. Mr. de Groot was appointed as a director upon the closing of the acquisition of Mission Gold on December 24, 2015 as a condition of said transaction.

2.	Member of the Audit and Risk Committee.
3.	Member of the Compensation Committee.
4.	Member of the Nominating and Governance Committee.
5.	Mr. Snyman resigned as a director of the Company on February 24, 2016.

The following is biographical information on each of the persons listed above.

Desmond M. Balakrishnan BA., LLB. – Director

Mr. Balakrishnan is a lawyer practicing in the areas of Corporate Finance and Securities, Mergers and Acquisitions, Lending, Private Equity and Gaming and Entertainment for McMillan LLP, where he has been a partner since 2004. He has been lead counsel on over $500 million in financing transactions and in mergers and acquisitions aggregating in excess of $1 billion. He also serves as a director and/or officer of several resource, finance and gaming firms. He holds CLA and BA from Simon Fraser University and a Bachelor of Laws (With Distinction) from the University of Alberta.

Mr. Balakrishnan is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	December 2015	Present
Aroway Energy Inc.	TSX-V	Director	July 2010	Present
Big Sky Petroleum Corporation	TSX-V	Director	November 2011	Present
Contagious Gaming Inc.	TSX-V	Director	August 2014	Present
Electric Metals Inc.	TSX-V	Secretary	June 2009	September 2013
Great Gaming Corporation	TSX	Assistant Secretary	June 2006	October 2011
Hillcrest Petroleum Ltd.	TSX-V	Secretary	January 2008	August 2015
Network Exploration Ltd.	TSX-V	Secretary	May 2008	Present
Petro Basin Energy Corp.	TSX-V (NEX)	Director	February 2012	Present
Poydras Gaming Finance Corp.	TSX-V	Secretary	April 2010	May 2014
Red Rock Capital Corp.	TSX-V (NEX)	Director	February 2012	Present
Rooster Energy Ltd.	TSX-V	Director	November 2007	April 2011
Shelby Ventures Inc.	TSX-V (NEX)	Director	December 2010	Present
Yankee Hat Minerals Ltd.	TSX-V	Secretary	January 2005	November 2012

Form 20-F Annual Report	P a g e | 52

Marcel H. de Groot, B.Com., CPA, CA – Director

Mr. de Groot is a Chartered Professional Accountant (Chartered Accountant) whose experience as a director and/or officer of companies in the mineral sector spans some 20 years. Mr. de Groot is Co-founder and President of Pathway Capital, a venture capital company that collaborates with successful mining entrepreneurs to create new ventures. He holds a Bachelor of Commerce degree from the University of British Columbia.

Mr. de Groot is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	December 2015	Present
Anthem United Inc.	TSX-V	Director	April 2014	Present
Asanko Gold Inc.	TSX, NYSE MKT	Director	July 2009	Present
Esperanza Resources Corp.[1]	TSX-V	Director	May 2012	August 2013
Lowell Copper Ltd.	TSX-V	President and Director	March 2007	Present
Luna Gold Corp.	TSX-V	Director and Chairman	June 2000	July 2012
Premier Royalty Inc.[2]	TSX-V	Director	May 2013	October 2013
Sandstorm Metals & Energy Ltd.	TSX-V	Director	March 2010	October 2014

David E. De Witt, B.Com., LLB. – Director

Mr. De Witt is a founder and the Chairman of Pathway Capital Ltd., a Vancouver based private venture capital company. Mr. De Witt has extensive experience in the areas of corporate and securities law, as well as mergers and acquisitions. Mr. De Witt graduated with a BCom., LLB from the University of British Columbia and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He currently holds directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia.

Mr. De Witt is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	February 2016	Present
Bear Creek Mining Corporation	TSX-V	Director	May 2003	Present
Lowell Copper Ltd. formerly Waterloo Resources Ltd.	TSX-V	Director	July 2013	September 2015
Mission Gold Ltd.	TSX-V	President and Director	July 2015	December 2015
Nautilus Minerals Inc.	TSX, AIM	Director	May 2006	June 2012
Sandstorm Gold Ltd.	TSX	Director	April 2008	Present
Sandstorm Metals & Energy Ltd.	TSX-V	Director	May 2010	July 2014
Turnberry Resources Ltd.	TSX-V	Director	April 2011	April 2014

_____________________________

1 Acquired by Alamos Gold Inc.
2 Acquired by Sandstorm Gold Ltd.

Form 20-F Annual Report	P a g e | 53

Steven A. Decker, CFA – Director

Mr. Decker is a Chartered Financial Analyst® charterholder with more than 20 years of investment experience as an Analyst and Portfolio Manager. He holds an MBA in Finance from the Marshall School of Business at the University of Southern California where he received the Marcia Israel Award for Entrepreneurship and was a manager of the California Equity Fund.

Mr. Decker is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	March 2016	Present

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

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	June 1994	Present
		Chairman	April 2004	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	April 1993	Present
		Chairman	April 2004	Present
Continental Minerals Corporation	TSX-V, OTCBB	Director	June 2004	April 2011
Curis Resources Ltd.	TSX	Director	November 2010	November 2012
Heatherdale Resources Ltd.	TSX-V	Director	November 2009	Present
Northcliff Resources Ltd.	TSX	Director	June 2011	Present
		Chairman	June 2011	January 2013
Rathdowney Resources Ltd.	TSX-V	Director and Chairman	March 2011	December 2011
		Director	December 2011	Present
Quartz Mountain Resources Ltd.	TSX-V	Chairman	December 2011	November 2012
Taseko Mines Limited	TSX, NYSE MKT	Director	January 1991	Present

Gordon B. Keep, B.Sc., MBA, P.Geo. – Director

Gordon Keep is a Professional Geologist with extensive business experience in investment banking and creating public natural resource companies. Mr. Keep is CEO of Fiore Management & Advisory Corp., a private financial advisory firm. He also serves as an officer and/or director for several natural resource companies. He holds a B.Sc. in Geological Science from Queen's University and an MBA from the University of British Columbia.

Mr. Keep is, or was within the past five years, an officer and/or director of the following public companies:

Form 20-F Annual Report	P a g e | 54

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	October 2015	Present
Cannon Point Resources Ltd.	TSX-V	CEO and Director	July 2009	October 2015
CarbonOne Technologies Inc.	TSX-V	Director	July 2015	Present
Catalyst Copper Corp.	TSX-V	Director	April 2008	Present
Eastern Platinum Limited	TSX, JSE	Director	November 2003	Present
Encanto Potash Corp.	TSX-V	Director	December 2008	Present
		Chairman	October 2009	Present
Klondike Gold Corp.	TSX-V	Director	December 2013	Present
Oceanic Iron Ore Corp.	TSX-V	Director	September 2010	Present
Pacific Topaz Resources Ltd.	TSX-V (NEX)	CFO and Secretary	March 2011	April 2013
Peregrine Diamonds Ltd.	TSX	Director	February 2005	July 2015
Peregrine Metals Ltd.	TSX	Director	June 2009	October 2011
Petroamerica Oil Corp.	TSX-V	Secretary	January 2008	August 2014
Petromanas Energy Inc.	TSX-V	Director	August 2010	Present
		Secretary	November 2006	June 2011
PNO Resources Ltd.	TSX-V (NEX)	President and Director	July 2007	April 2013
Prima Columbia Hardwood Inc.	TSX-V	Director	July 2007	June 2013
Renaissance Oil Corp.	TSX-V	Director	September 2014	Present
Royce Resources Corp.	TSX-V (NEX)	CFO and Secretary	March 2011	April 2013
Rusoro Mining Ltd.	TSX-V	CFO and Secretary	November 2003	Present
Skyridge Resources Ltd.	TSX-V (NEX)	Director	December 2007	April 2013
Tapango Resources Ltd.	TSX-V (NEX)	CFO and Secretary	February 2007	April 2013
Uracan Resources Ltd.	TSX-V	Director	November 2003	Present

Kenneth W. Pickering., PEng. – Director

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry. He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

Mr. Pickering is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	September 2013	Present
Endeavour Silver Corp.	TSX, NYSE	Director	August 2012	Present
THEMAC Resources Group Limited	TSX-V	Director	March 2011	Present
Pan Aust Minerals	ASX	Director	October 2011	Present
Enaex Chile	IPSA	Director	May 2011	Present

Form 20-F Annual Report	P a g e | 55

Marchand Snyman, CA (SA), CA (Aust.) – Chief Financial Officer

Marchand Snyman is a member of the Institute of Chartered Accountants in Australia and of the South African Institute of Chartered Accountants. He is a director and Chief Operating Officer of HDI and a director of HDSI. Mr. Snyman has over 17 years of experience in the mining sector. Mr. Snyman was a director of Muratie Investments Pty Limited between 2003 and 2006, an Australian mining consultant providing advisory services to businesses in Australia, China, South Africa and the USA, prior to joining HDI in 2006. Mr. Snyman was General Manager Corporate Finance and Development for Anglo Platinum Limited, the world's premier platinum producer from 1999 – 2002, responsible for managing diverse projects including joint venture negotiations, corporate tax structures and offshore corporate operations, having joined Anglo Platinum in 1996 as Corporate Finance Manager. Prior to that, he was a senior financial advisor for a multi-modal transportation company in South Africa.

Mr. Snyman is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	August 2008	February 2016
		CFO	August 2008	Present
Continental Minerals Corporation	TSX-V, OTCBB	CFO	January 2008	April 2011
Heatherdale Resources Ltd.	TSX-V	CFO	November 2009	April 2012
Northcliff Resources Ltd.	TSX	Director and Chairman	January 2013	Present

Ronald W. Thiessen, FCA – Director, President and Chief Executive Officer

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

Form 20-F Annual Report	P a g e | 56

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	November 1995	Present
		President and CEO	November 2001	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	September 1995	Present
		CEO	September 2000	Present
		President	September 2000	November 2014
Atlatsa Resources Corporation	TSX-V, JSE, NYSE MKT	Director	April 1996	June 2011
Continental Minerals Corporation	TSX-V, OTCBB	Director	November 1995	April 2011
		Co-Chairman	January 2006	April 2011
Detour Gold Corporation	TSX	Director	July 2006	May 2012
Great Basin Gold Ltd.	TSX, NYSE MKT, JSE	Director	October 1993	June 2013
		Chairman	November 2006	June 2013
Quartz Mountain Resources Ltd.	TSX-V	President, CEO and Director	December 2011	Present
Taseko Mines Limited	TSX, NYSE MKT	Director	October 1993	Present
		Chairman	May 2006	Present

Trevor Thomas, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in house positions and is currently general counsel for HDI. HDI, he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Secretary	February 2008	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Secretary	February 2008	Present
Continental Minerals Corporation	TSX-V, OTCBB	Secretary	February 2008	April 2011
Curis Resources Ltd.	TSX	Secretary	June 2013	November 2014
Heatherdale Resources Ltd.	TSX-V	Secretary	June 2013	Present
Northcliff Resources Ltd.	TSX	Secretary	June 2011	Present
Quartz Mountain Resources Ltd.	TSX-V	Secretary	June 2013	Present
Rathdowney Resources Ltd.	TSX-V	Secretary	March 2011	Present
Rockwell Diamonds Inc.	TSX, OTCBB, JSE	Secretary	February 2008	September 2012
Taseko Mines Limited	TSX, NYSE MKT	Secretary	July 2008	Present

Form 20-F Annual Report	P a g e | 57

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

•	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2015.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended December 31, 2015.

Form 20-F Annual Report	P a g e | 58

The compensation paid to the NEOs during the Company’s three most recently completed financial years ended December 31 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
				Annual incentive plans ($)	Long-term incentive plans ($)
Ronald Thiessen (2)(3) President & CEO	2015 2014 2013	500,500 500,500 460,500	130,500(4) 427,200(5) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	631,000 927,700 460,500
Marchand Snyman (2)(3) CFO	2015 2014 2013	290,500 240,500 198,000	130,500(4) 427,200(5) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	420,500 667,700 198,000
Thomas Collier (8) PLP CEO	2015 2014 2013	831,202(1) 635,148(1) Nil	Nil 352,500(6) Nil	673,273 Nil Nil	Nil Nil Nil	Nil Nil Nil	104,731(10)(11) 81,978(10) Nil	1,609,206 1,069,626 Nil
Peter Robertson (9) PLP Senior VP Corporate Affairs	2015 2014 2013	530,690(1) 458,409(1) Nil	Nil 58,750(6) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	20,332(10) 17,231(10) Nil	551,023 534,390 Nil
Sean Magee (2)(3) VP Public Affairs	2015 2014 2013	341,956 272,748 192,989	14,500(4) 167,000(5)(7) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	356,456 439,748 192,989

Notes:
1.

Salaries except for Messrs. Collier and Robertson are paid in Canadian dollars. An annual average exchange rate of Cdn$1.00 = US$0.7820 has been applied for the period of January 1, 2015 to December 31, 2015 for figures reported for Messrs. Collier and Robertson (for January 1, 2014 to December 31, 2014, an average annual exchange rate Cdn$1.00 = US$0.9053 was applied).

2.

Salary for Messrs. Thiessen, Snyman and Magee is paid through HDSI. The compensation amount shown is the amount paid to HDSI for Messrs. Thiessen, Snyman and Magee based on the estimated amount of time spent providing services to the Company, including the Pebble Partnership.

3.

Messrs. Thiessen and Snyman do not serve the Company solely on a full time basis, and their salary from the Company is allocated based on the estimated amount of time spent providing services to the Company. For 2015, Mr. Thiessen spent 80% (2014-78%, 2013-78%), Mr. Snyman spent 65% (2014-54%, 2013-54%) and Mr. Magee spent 91% (2014-93%, 2013-80%) of their estimated amount of time on providing services to the Company.

4.

The options were granted in October 2015 pursuant to the Corporation’s share option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 79.85%, expected dividend yield of 0%, and risk-free interest rate of 0.88%. The Black-Scholes grant date fair value for these awards was Cdn$0.29 per option which was 58% of the option exercise price.

5.

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

6.

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

Form 20-F Annual Report	P a g e | 59

7.

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

8.	Mr. Collier was appointed to the position of CEO of the Pebble Limited Partnership on February 1, 2014 and is employed and paid through a subsidiary of the Company.
9.	Mr. Robertson holds the position of Senior Vice President of Corporate Affairs of the Pebble Limited Partnership and is employed and paid through a subsidiary of the Company.
10.

A subsidiary of the Company has a 401(k) retirement savings plan for U.S. employees whereby employees are able to contribute a portion of their pay and receive a dollar for dollar Company match up to 6% of their pay, subject to IRS limitations.

11.	Mr. Collier receives a housing allowance as Mr. Collier’s primary residence is outside of Alaska.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The Company currently only has an option-based awards plan and does not have any share based awards plan. The following table sets out the option-based awards outstanding as at December 31, 2015, for each NEO:

	Option-based Awards
				Value of
	Number of securities	Option	Option expiration	unexercised in-the-
	underlying unexercised	exercise price	date	money options(1)
Name	options (#)	($)	m – d – y	($)
Ronald Thiessen	450,000	0.50	Oct-20-2020(2)	Nil
President and CEO	480,000	1.77	Feb-26-2019(3)
Marchand Snyman	450,000	0.50	Oct-20-2020(2)	Nil
CFO	480,000	1.77	Feb-26-2019(3)
Thomas Collier PLP CEO	750,000	0.89	Apr-16-2019(2)	Nil
Peter Robertson PLP Senior VP Corporate Affairs	125,000	0.89	Apr-16-2019(2)	Nil
Sean Magee	50,000	0.50	Oct-20-2020(2)	Nil
VP Public Affairs	200,000	0.72	Sep-15-2019(3)	Nil
	100,000	1.77	Feb-26-2019(3)	Nil
	100,000	3.00	Jun-29-2017(4)	Nil

Notes:
1.	The value is the difference between the closing price of $0.41 per common share on the TSX at December 31, 2015 and the exercise price of options.
2.	Options were granted during the year ended December 31, 2015.
3.	Options were granted during the year ended December 31, 2014.
4.	Options were granted during the year ended December 31, 2012.

Form 20-F Annual Report	P a g e | 60

During the most recently completed financial year, the Company awarded an aggregate of 5,103,000 options. The following is a summary of the options awarded during the most recently completed financial year:

1.

On September 15, 2015, the Company granted 200,000 options with an exercise price of $0.72 per Common Share and a five year term an officer of the Company. The options vest in three equal tranches: one third vested on date of grant, one third vests 12 months from the grant date and one third vests 24 months following the grant date.

2.

On October 20, 2015 the Company granted 3,657,000 options with an exercise price of $0.70 per Common Share and a five year term to directors, officers, employees and consultants of the Company and to employees of the Pebble Partnership. The options have either a three or five year term and vest in three equal tranches: one third vested on date of grant, one third vests 12 months from the grant date and one third vests 24 months following the grant date. Of the options granted, an aggregate of 2,450,000 options were awarded to directors and officers of the Company.

3.	On October 29, 2015, pursuant to the acquisition of Canon Point, the Company exchanged 1,245,500 Canon Point options for 1,245,500 options of the Company which immediately vested and are listed below:

Number of	Exercise Price	Expiry Date
options		m-dd-yy
28,200	$0.37	Dec-02-2015
47,000	$0.40	Dec-02-2015
150,400	$0.29	Jan-29-2016
220,900	$0.37	Jan-29-2016
150,400	$0.40	Jan-29-2016
37,600	$0.43	Jan-29-2016
18,800	$0.37	Jul-23-2017
56,400	$0.37	Jun-30-2019
225,600	$0.40	Jun-30-2019
9,400	$0.37	Mar-10-2021
150,400	$0.40	Mar-10-2021
75,200	$0.40	Dec-12-2022
37,600	$0.37	Dec-15-2022
37,600	$0.29	Dec-08-2024
1,245,500

Form 20-F Annual Report	P a g e | 61

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2015, for each NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ronald Thiessen President and CEO	Nil	Nil
Marchand Snyman CFO	Nil	Nil
Thomas C. Collier PLP CEO	Nil	Nil
Peter Robertson PLP Senior VP Corporate Affairs	Nil	Nil
Sean Magee VP Public Affairs	Nil	Nil

Note:
1.

Represents the aggregate dollar value that would have been realized if options under the option-based award had been exercised on the 2014 vesting date determined by taking the difference between the market price of the shares subject to the option at date of vesting and the exercise price of the option.

Director Compensation

Philosophy and Objectives

The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge and abilities to carry out the Board’s mandate.

Form 20-F Annual Report	P a g e | 62

Director Compensation Table

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO, for the Company’s most recently completed financial year of December 31, 2015 is:

Name	Fees earned ($)	Share option- based awards ($)(7)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Desmond Balakrishnan (5)	Nil	Nil	Nil	Nil	Nil	Nil
Scott Cousens (2)(9)	40,425	43,500	Nil	Nil	Nil	83,925
Marcel de Groot (6)	Nil	Nil	Nil	Nil	Nil	Nil
Robert Dickinson (2)	165,000	130,500	Nil	Nil	Nil	295,500
Gordon Fretwell (1)(9)	44,000	23,200	Nil	Nil	Nil	67,200
Russell Hallbauer (2)(9)	40,425	43,500	Nil	Nil	Nil	83,925
Gordon Keep (4)(8)	6,750	Nil	Nil	Nil	Nil	6,750
Wayne Kirk (1)(3)(9)	84,500	23,200	Nil	Nil	Nil	107,700
Peter Mitchell(1)(9)	49,200	23,200	Nil	Nil	Nil	72,400
Ken Pickering	40,500	23,200	Nil	Nil	Nil	63,700

Notes:
1.

Messrs. Fretwell, Kirk, Mitchell and Pickering provided services independently of HDSI. Each director of the Company was paid an annual director’s fee of: a) $40,500 Base Fee; b) $8,700 for Chairman of the Audit and Risk Committee; and c) $3,500 for the Chairman of the Compensation Committee and the Chairman of the NG Committee.

2.

Fees for Messrs. Cousens, Dickinson and Hallbauer are paid through HDSI. The fee amounts shown are the amounts paid to HDSI for Messrs. Cousens, Dickinson and Hallbauer based on the estimated time spent on the Company’s activities. For 2015, Mr. Cousens’ spent 25%, Mr. Dickinson spent 34% and Mr. Hallbauer spent 5% of their estimated amount of time on providing services to the Company.

3.

Mr. Kirk was the sole member and Chairman of the Pebble Partnership Oversight Committee which is authorized to oversee the Company’s interest in the Pebble Partnership. The Pebble Partnership Oversight Committee Chairman received an annual fee of $40,500.

4.	Mr. Keep became a director of the Company on October 29, 2015 on the completion of the acquisition of Canon Point.
5.	Mr. Balakrishnan became a director of the Company on December 15, 2015.
6.	Mr. de Groot became a director of the Company on December 24, 2015 on the completion of the acquisition of Mission Gold.
7.

The options were granted in October 2015 pursuant to the Corporation’s share option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 79.853%, expected dividend yield of 0%, and risk-free interest rate of 0.88%. The Black-Scholes grant date fair value for these awards was Cdn$0.29 per option which was 58% of the option exercise price.

8.

Mr. Keep received 197,400 options during the period. These options to acquire NDM shares were issued in exchange for those Cannon Point options previously held by Mr. Keep on the acquisition of Cannon Point. AS such no value was attributed thereto.

9.	Messrs. Cousens, Fretwell, Hallbauer, Kirk and Mitchell resigned as directors on February 24, 2016.

Form 20-F Annual Report	P a g e | 63

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at December 31, 2015 (as mentioned previously the Company does not have a share-based awards plan) for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in-the- money options (1) ($)
Desmond Balakrishnan (5)	Nil	–	–	Nil
Scott Cousens (7)	150,000 210,000	0.50 1.77	Oct-20-2020(2) Feb-26-2019(3)	Nil
Marcel de Groot (6)	Nil	–	–	Nil
Robert Dickinson	450,000 480,000	0.50 1.77	Oct-20-2020(2) Feb-26-2019(3)	Nil
Gordon Fretwell (7)	80,000 150,000	0.50 1.77	Oct-20-2020(2) Feb-26-2019(3)	Nil
Russell Hallbauer (7)	150,000 210,000	0.50 1.77	Oct-20-2020(2) Feb-26-2019(3)	Nil
Gordon Keep (4)	37,600 37,600 37,600 9,400 56,400	0.37 0.37 0.37 0.40 0.29	Jun-30-2019 Mar-10-2021 Dec-15-2021 Dec-12-2022 Dec-24-2024	1,504 1,504 1,504 94 6,768
Wayne Kirk (7)	80,000 270,000	0.50 1.77	Oct-20-2020(2) Feb-26-2019(3)	Nil
Peter Mitchell (7)	80,000 150,000	0.50 1.77	Oct-20-2020(2) Feb-26-2019(3)	Nil
Ken Pickering	80,000 150,000	0.50 1.77	Oct-20-2020(2) Feb-26-2019(3)	Nil

Notes:
1.	The value is the difference between the closing price of $0.41 per Common Share on the TSX at December 31, 2014 and the exercise price of options.
2.	Options were granted during the year ended December 31, 2015.
3.	Options were granted during the year ended December 31, 2014.
4.

Mr. Keep became a director of the Company on October 29, 2015 on completion of the acquisition of Canon Point. Pursuant the acquisition, Mr. Keep’s Canon Point options were exchanged for options of the Company.

5.	Mr. Balakrishnan became a director of the Company on December 15, 2015.
6.	Mr. de Groot became a director of the Company on December 24, 2015 on completion of the acquisition of Mission Gold.
7.	Messrs. Cousens, Fretwell, Hallbauer, Kirk and Mitchell resigned as directors on February 24, 2016.

Form 20-F Annual Report	P a g e | 64

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2015, for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

Name	Option-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Desmond Balakrishnan (2)	Nil	Nil
Scott Cousens (5)	Nil	Nil
Marcel de Groot (3)	Nil	Nil
Robert Dickinson	Nil	Nil
Gordon Fretwell (5)	Nil	Nil
Russell Hallbauer (5)	Nil	Nil
Gordon Keep (4)	Nil	Nil
Wayne Kirk (5)	Nil	Nil
Peter Mitchell (5)	Nil	Nil
Ken Pickering	Nil	Nil

Notes:
1.

Represents the aggregate dollar value that would have been realized if options under the option-based award had been exercised on the vesting date, determined by taking the difference between the market price of the shares subject to the share option at date of vesting and the exercise price of the share option.

2.	Mr. Balakrishnan became a director of the Company on December 15, 2015.
3.	Mr. de Groot became a director of the Company on December 24, 2015 on completion of the acquisition of Mission Gold.
4.

Mr. Keep became a director of the Company on October 29, 2015 on completion of the acquisition of Canon Point. Pursuant the acquisition, Mr. Keep’s 197,400 Canon Point options were exchanged for 197,400 options of the Company. These options were not issued under the Company’s option plan.

5.	Messrs. Cousens, Fretwell, Hallbauer, Kirk and Mitchell resigned as directors on February 24, 2016.

COMPENSATION ACTIONS, DECISIONS OR POLICIES MADE AFTER DECEMBER 31, 2015

On February 24, 2016, Messer’s Cousens, Hallbauer, Snyman, Kirk, Fretwell, and Mitchell resigned as directors of the Company. Mr. Snyman retained his position as Chief Financial Officer.

On February 25, 2016, David De Witt became a director of the Company.

On March 16, 2016, the Company granted 600,000 options with an exercise price of $0.48 per Common Share and a five year term to an officer and an employee of the Company. The options vest in three equal tranches: one third vested on date of grant, one third vests 12 months from the grant date and one third vests 24 months following the grant date.

On March 23, 2016, Steven Decker became a director of the Company.

Given the evolving nature of the Corporation’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Form 20-F Annual Report	P a g e | 65

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or officer of Northern Dynasty other than noted below, is, as of the date of this Annual Report, or has been within the ten years before the date of this Annual Report, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer. This information has been provided by each director or officer, as the Company is unable to verify these statements independently.

As publicly disclosed at www.sedar.com in September, 2012, Great Basin Gold Ltd. ("GBG"), a company for which Mr. Thiessen formerly served, became insolvent and was liquidated commencing in September 2012. GBG was developing two gold projects using substantial debt financing when gold prices began their precipitous fall. Mr. Thiessen resigned in June 2013.

Gordon Keep is a director of Rusoro Mining Ltd. ("Rusoro"). On May 21, 2013, the British Columbia Securities Commission ("BCSC") issued a cease trade order against Rusoro for failure to file its audited financial statements for the year ended December 31, 2012 and related MD&A. On June 5, 2013, and June 7, 2013, respectively, similar cease trade orders were issued against Rusoro by the Ontario Securities Commission ("OSC") and the Autorité des Marchés Financiers ("AMF"). On August 19, 2013 Rusoro filed its December 31, 2012 financial statements and related MD&A. On August 21, 2013, (BCSC), August 28, 2013 (AMF) and on September 4, 2013 (OSC) granted full revocations of the cease trade order issued by each of them. Rusoro was unable to file its December 31, 2012 financial statements and MD&A by the required filing deadline because it experienced significant delays in preparing them due to the nationalization by the Venezuelan government of Rusoro’s gold mining assets in Venezuela.

C.	BOARD PRACTICES

Of the current Board of Directors, Messrs. Thiessen and Mr. Dickinson were elected at the annual general meeting of shareholders held on July 7, 2015. The other directors were appointed subsequently. All directors have a term of office expiring at the next annual general meeting of the Company's shareholders. All officers have a term of office lasting until their removal or replacement by the board of directors (the "Board").

Except as disclosed above in Item 6.B, there were no arrangements, standard or otherwise, pursuant to which directors were compensated by Northern Dynasty or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year. Northern Dynasty does not have any director service contract, other than noted below, with any of its directors that provide for termination benefits upon termination of employment.

Pursuant to a Change of Control Agreement dated September 9, 2015 upon termination without cause following a Change of Control, Mr. Thiessen is entitled to receive a payment equal to two times his annual salary ($920,000) and any amount earned and payable under any Company incentive plan, or if no amount is earned for the year in question any incentive plan payment made in the previous year, and all stock options held thereby will fully vest and be exercisable until their normal expiry date.

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

Form 20-F Annual Report	P a g e | 66

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

The Board has eight (8) directors, five (5) of whom can be considered "independent" directors. The "independent" directors are Gordon Keep, Marcel de Groot, David De Witt, Steven Decker and Ken Pickering. These directors are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are: Robert Dickinson (Chairman of the Board and geological consultant for the Company), Ronald Thiessen (President and Chief Executive Officer) and Desmond Balakrishnan (a partner of McMillan LLP, counsel to the Company).

Messrs. Dickinson and Thiessen serve together on boards of directors of other publicly traded companies associated with Hunter Dickinson Inc. ("HDI"), a private company. Messrs. Dickinson and Thiessen are directors of HDI. As described in Item 7 below, HDI is the parent company of HDSI, which provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company. HDSI employs members of the executive management of some of these public companies (of which the Company is one) including Mr. Snyman, the CFO, who is also a director of HDI, and in turn invoices those companies for their share of these services, pursuant to annually set rates.

The Board’s Nominating and Governance Committee (the "NG Committee") formalizes the process of ensuring high caliber directors and proper director succession planning. The NG Committee currently consists of David De Witt (Chair), Steven Decker and Ken Pickering, all of whom are independent (discussed above).

The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, members of the Board and shareholders is good.

Form 20-F Annual Report	P a g e | 67

Meetings of independent directors are not held on a regular scheduled basis but communications among this group occurs on an ongoing basis and as needs arise from regularly scheduled meetings of the Board or otherwise. The number of these meetings has not been recorded but it would be less than five in the financial year that commenced on January 1, 2015. The Board also encourages independent directors to bring up and discuss any issues or concerns and the Board is advised of and addresses any such issues or concerns raised thereby.

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

The following committees have been established by the members of Northern Dynasty’s board of directors:

Committee	Membership
Audit and Risk Committee	Marcel de Groot (Chair) David De Witt Steven Decker
Compensation Committee	Gordon Keep Marcel de Groot Ken Pickering (Chair)
Nominating and Governance Committee	Steven Decker Marcel de Groot David De Witt (Chair)

Audit and Risk Committee

The mandate of each of these committees is more particularly described in the Company’s Corporate Governance Policies and Procedures Manual available on the Company’s website at: www.northerndynastyminerals.com.

For information concerning the Audit and Risk Committee please see Item 19 and Appendix of the company Annual Information Form filed under the Company’s profile on SEDAR at www.sedar.com on March 30, 2016 and under the Company’s profile on EDGAR www.sec.gov on April 12, 2016.

Compensation Committee

The Compensation Committee recommends compensation for the directors and executive officers of the Company. See further disclosure under the heading, Statement of Executive Compensation. The Compensation Committee charter is included in the Manual and is available for viewing at or can be downloaded from the Company’s website under Corporate Governance, at www.northerndynastyminerals.com.

Form 20-F Annual Report	P a g e | 68

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

The Compensation Committee also administers the Company’s Restricted Share Unit Plan and its Deferred Share Unit Plan. See Share Ownership Security Holdings of Directors and Senior Management.

Nominating and Governance Committee ("NG Committee")

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

The NG Committee does not set specific minimum qualifications for director positions. Instead, the NG Committee believes that nominations for election or re-election to the Board should be based on a particular candidate’s merits, skills and the Company’s needs after taking into account the current composition of the Board. When evaluating candidates annually for nomination for election, the NG Committee considers each individual’s skills, the overall diversity needs of the Board (skills mix, age profiles gender, work and life experience) and independence and time availability.

The NG Committee seeks to achieve for the Board a balance of industry and business knowledge and experience, including expertise in the mining industry, in regulatory and public policy issues, in management and operations and in transactional situations, as well as independence, financial expertise, public company experience, sound judgment and reputation.

The NG Committee believes that a diverse Board offers depth of perspective and enhances Board operations. The NG Committee strives to identify candidates with the ability to strengthen the Board. The NG Committee does not specifically define diversity, but considers diversity of experience, education, ethnicity and gender, as part of its overall annual evaluation of director nominees. The Board appreciates that women have been under represented on Canadian boards, and the Company believes that enhancing gender diversity will strengthen the Board. However, the Board does not establish quotas for any selection criteria, as the composition of the Board is based on numerous factors and the character of a candidate and the selection is often a function of the "best available" candidate.

The Company has not adopted an express policy specifically addressing gender diversity, nor has the Company set any numerical timeline objectives for increasing gender diversity. The Company currently has no female board members or senior executives. Due to the relatively smaller size of the Company, the Board does not consider it necessary to implement a specific gender diversity policy at this time but the issue remains under review. Should a specific gender diversity policy be considered to be of increasing importance in the future, any adopted policy will be explained to shareholders and input will be welcomed. The Company has not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality as a form of age related discrimination. However, review by the NG Committee of the performance of all Board members and senior officers of the Company is ongoing and it is within the mandate of the NG Committee to keep within its scope the possibility of imposing such limits in the future The Company has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually under the direction of the NG Committee and those assessments are then provided to the Board.

Form 20-F Annual Report	P a g e | 69

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

The following table sets forth the record of attendance of Board, Audit and Risk, Compensation and NG Committee meetings by Directors for the 12 month period ended December 31, 2015:

Director	Board of Directors Meetings	Audit and Risk Committee Meetings	NG Committee Meetings	Compensation Committee Meetings
Desmond Balakrishnan (6)	N/A
Scott Cousens (4)(7)	5 of 5
Marcel de Groot (5)	N/A
Robert Dickinson	5 of 5
Gordon Fretwell (1)(7)	5 of 5	3 of 4	1 of 1	N/A
Russell Hallbauer (7)	5 of 5
Gordon Keep (4)	1 of 1
Wayne Kirk (2)(7)	5 of 5	3 of 4	1 of 1	N/A
Peter Mitchell (3)(7)	4 of 5	4 of 4		N/A
Ken Pickering	4 of 5		2 of 2
Marchand Snyman (7)	5 of 5
Ronald Thiessen	5 of 5

Notes:
1.	Previous Compensation Committee Chairman. Ken Pickering is the current Compensation Committee Chair.
2.	Previous NG Committee Chairman. David De Witt is the current NG Committee Chair.

Form 20-F Annual Report	P a g e | 70

3.	Previous Audit and Risk Committee Chairman.
4.	Mr. Keep was appointed to the Board on October 29, 2015. There was one Board meeting thereafter in 2015.
5.	Mr. de Groot was appointed to the Board on December 24, 2015. He is the current Audit and Risk Committee Chair.
6.	Mr. Balakrishnan was appointed to the Board on December 15, 2015.
7.	Messrs. Cousens, Fretwell, Hallbauer, Kirk, Mitchell and Snyman resigned as directors on February24, 2016.

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

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The NG Committee recommended to the Board the nine directors as nominees for election at the Company’s annual general meeting in 2015. See the description of the NG Committee above under the heading, Committees of the Board of Directors.

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

Form 20-F Annual Report	P a g e | 71

Audit Committee

Audit and Risk Committee ("Audit Committee") Charter

The Audit Committee has adopted a charter that sets out its mandate and responsibilities. A copy of the Audit and Risk Committee Charter, which is included as part of the Company’s Governance Policies and Procedures Manual, is available for download from the Company’s website at www.northerndynastyminerals.com.

Composition of the Audit Committee

The Audit Committee as stated above currently consists of Marcel de Groot (Chair), David de Witt and Steven Decker. The Committee reviews all financial statements of the Company prior to their publication, reviews audits performed, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Audit Committee Charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with National Instrument 52-110 and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit Committee member is an independent director and is financially literate. Mr. Decker is a Chartered Financial Analyst charterholder with an MBA, Finance. Mr. De Witt is an experienced securities lawyer with extensive involvement in raising venture capital and has been a member on other audit committees of publicly listed companies. Mr. de Groot is a Chartered Professional Accountant and is a financial expert.

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

Form 20-F Annual Report	P a g e | 72

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

At December 31, 2015, the Company and its subsidiaries had 12 full time employees. Employees of HDSI are seconded to Northern Dynasty on an as-needed and as-requested basis (see Item 7 - Major Shareholders and Related Party Transactions).

E.	SHARE OWNERSHIP

Security Holdings of Directors and Senior Management

As at April 18, 2016, the directors and officers of Northern Dynasty, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 9,305,668 common shares (4.19%), or 15,603,068 (6.83%) on a diluted basis.

Form 20-F Annual Report	P a g e | 73

As at April 18, 2016, the Company's directors and senior management beneficially owned the following number of the Company's common shares:

Name of Insider	Number of common Shares Beneficially Owned or Controlled (1)	As a % of the outstanding common shares
Desmond Balakrishnan	35,062	–
Marcel de Groot	68,884	–
David De Witt	1,111,288	0.50%
Robert Dickinson (2)	4,070,620	1.84%
Gordon Keep (3)	541,936	0.24%
Ken Pickering	116,000	0.05%
Marchand Snyman	170,000	0.08%
Ronald Thiessen	2,758,878	1.24%
Trevor Thomas	10,000	–
Bruce Jenkins	10,000	–
Stephen Hodgson	136,000	0.06%
Sean Magee	Nil	–
Doug Allen	270,000	0.12%
Thomas Collier	Nil	–
Peter Robertson	Nil	–

Notes:
1.

The information as to the number of Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees as filed on SEDI.

2.	Certain of these common shares are beneficially owned through a private company controlled by Mr. Dickinson, and a Registered Retirement Saving Plan (RRSP) owned by Mr. Dickinson.
3.	Of these common shares, 206,800 are held by his children. Mr. Keep has direction and control over these shares.

As at April 18, 2016, the Company's directors and senior management beneficially held the following number of share purchase options (“options”) to purchase the Company's common shares:

Name of Insider	Number of options	Exercise price	Expiry date
Robert Dickinson	480,000	$1.77	Feb-26,2019
	450,000	$0.50	Oct-20-2020
	37,600	0.37	Jun-30-2019
	37,600	0.37	Mar-10-2021
Gordon Keep (1)	37,600	0.37	Dec-15-2021
	9,400	0.40	Dec-12-2022
	56,400	0.29	Dec-24-2024
Marchand Snyman	480,000	$1.77	Feb-26,2019
	450,000	$0.50	Oct-20-2020
Ronald Thiessen	480,000	$1.77	Feb-26,2019
	450,000	$0.50	Oct-20-2020

Form 20-F Annual Report	P a g e | 74

Name of Insider	Number of options	Exercise price	Expiry date
	75,000	$3.00	Jun-29-2017
Trevor Thomas	70,000	$1.77	Feb-26,2019
	80,000	$0.50	Oct-20-2020
	100,000	$3.00	Jun-29-2017
Bruce Jenkins	100,000	$1.77	Feb-26,2019
	90,000	$0.50	Oct-20-2020
	100,000	$3.00	Jun-29-2017
Stephen Hodgson	100,000	$1.77	Feb-26,2019
	90,000	$0.50	Oct-20-2020
	100,000	$3.00	Jun-29-2017
	100,000	$1.77	Feb-26,2019
Sean Magee	200,000	$0.72	Sep-15-2019
	50,000	$0.50	Oct-20-2020
	300,000	$0.48	Mar-15-2021
	100,000	$3.00	Jun-29-2017
Doug Allen	100,000	$1.77	Feb-26,2019
	150,000	$0.50	Oct-20-2020
Thomas Collier	750,000	$0.89	Apr-16-2019
Peter Robertson	125,000	$0.89	Apr-16-2019
	300,000	$0.48	Mar-15-2021

Note:
(1)	Mr. Keep’s options were not issued under the Company’s option plan but were issued in exchange for Cannon Point options held by Mr. Keep on the acquisition of Canon Point by the Company.

Share Option Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company the Company has adopted a Share Option Plan (the “Plan”). As at April 18, 2016, 10,282,000 options were outstanding pursuant to the Plan, described below, and an aggregate of 11,933,088 common shares remained available for issuance pursuant to the Plan. A description of the Plan is provided below.

Under the Plan, options may be granted in an amount up to 10% of the outstanding shares including any issuances from the Company’s Restricted Share unit and Deferred Share unit plans (discussed below). As outstanding share options are exercised, additional share options may be granted to replace the exercised options. In addition, as the number of issued and outstanding Common Shares of the Company increases, the number of share options available for granting to eligible optionees will increase. As at the date hereof there are share options outstanding to purchase an aggregate of 10,282,000 common shares (representing approximately 4.63% of common shares outstanding.

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

Form 20-F Annual Report	P a g e | 75

(d)	Vesting of options is determined by the Board and subject to the following:

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

Form 20-F Annual Report	P a g e | 76

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

Form 20-F Annual Report	P a g e | 77

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

Restricted Share Unit Plan and Deferred Share Unit Plan

The Company adopted a Restricted Share Unit Plan (the “RSU Plan”) and a Deferred Share Unit Plan (the “DSU Plan’) in March 2015 which were approved by the Company’s shareholders in June 2015. The material terms of RSU Plan and the DSU Plan are set out below:

Restricted Share Unit Plan

Summary of the RSU Plan

Set out below is a summary of the RSU Plan. A complete copy of the RSU Plan is attached as Exhibit 4.02. Capitalized terms used, but not defined herein have the meaning ascribed to them in the RSU Plan.

Eligible Participants

The RSU Plan would be administered by the Compensation Committee of the Board. Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the RSU Plan. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

Vesting

The “vesting” (i.e. fulfillment of conditions required for absolute entitlement) of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Compensation Committee.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury (subject to the Shareholder approval being obtained at the Meeting), by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Company). If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. Market Value per share is defined in the RSU Plan and means, as at any date (if the Common Shares are listed and posted for trading on the TSX), the arithmetical average of the closing price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date. The RSUs may be settled on the payout date, which shall generally be before the third anniversary of the date of the grant. The expiry date of RSUs will be determined by the Committee at the time of grant. However, the maximum term for all RSUs is three years. All RSUs for which vesting cannot be satisfied due to a departure from the Company, would be available for future grants.

Form 20-F Annual Report	P a g e | 78

Maximum Number of Common Shares Issuable

RSUs may be granted in accordance with the RSU Plan provided the aggregate number of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 3.0% of the number of issued and outstanding Common Shares from time to time. Furthermore, the maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements (i.e. Option, DSU and RSU Plans), at any time, shall not exceed 10% of the total number of outstanding Common Shares.

The RSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not, at any time, exceed 10% of the total number of outstanding Common Shares.

The RSU Plan provides that the maximum number of Shares issued to Insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, within any one year period, shall not exceed 10% of the total number of weighted average number of common shares outstanding during the year.

Cessation of Entitlement

Unless otherwise determined by the Company in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion (unless otherwise provided in the applicable Grant Agreement), all or a portion of such participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited RSUs are available for future grants.

Transferability

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to certain family members and private affiliate companies of the participants.

Amendments to the RSU Plan

In the event of receipt of Shareholders’ approval for the RSU Plan, the Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c)	to change the vesting provisions of RSUs;

(d)	to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f)	any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

Form 20-F Annual Report	P a g e | 79

(g)

no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(h)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

i.	an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

ii.	an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

iii.	other types of compensation through Common Share issuance;

iv.	expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

v.	the addition of new categories of Participants, other than as already contemplated in the RSU Plan.

Certain United States Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to RSUs awarded under the RSU Plan. The following description applies to RSUs that are subject to U.S. federal income tax. The grant of RSUs should not result in taxable income to the Participant at the time of grant. When RSUs are paid out, the Participant will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the RSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A Participant’s basis in any Common Shares received will equal the fair market value of the Common Shares at the time the Participant recognized ordinary income. If, as usually is the case, the Common Shares are a capital asset in the Participant’s hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as capital gain or loss.

Deferred Share Unit Plan

Summary of the DSU Plan

Set out below is a summary of the DSU Plan. A complete copy of the DSU Plan is attached as Exhibit 4.03. Capitalized terms used, but not defined herein have the meaning ascribed to them in the DSU Plan.

Administration of Plan

The Compensation Committee shall administer the DSU Plan. The DSU Plan provides that DSUs will be awarded at the discretion of the Board but also provides that non-executive directors may elect to receive up to 100% of their annual compensation amount (the “Annual Base Compensation”) in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of each DSU is equivalent to one Common Share. All DSUs paid with respect to Annual Base Compensation will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a “DSU Account”) when such Annual Base Compensation is payable. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. Share Price is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the closing price of a Common Share on the TSX averaged over the five (5) consecutive trading days immediately preceding the date of grant or the redemption date, as the case may be.

Form 20-F Annual Report	P a g e | 80

Fractional Common Shares will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Additionally, the Board may award such number of DSUs to a non-executive director as the Board deems advisable to provide the director with appropriate equity-based compensation for the services he or she renders to the Company. The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to the director’s DSU Account. The Company and a director who receives such an additional award of DSUs shall enter into a DSU award agreement to evidence the award and the terms applicable thereto.

Generally, a participant in the DSU Plan shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the non-executive director ceases to hold any position as a director of the Company and its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the participant (the “Termination Date”) and ending on the 90th day following the Termination Date, provided, however that for U.S. Eligible Participants, redemption will be made upon such Participant’s “separation from service” as defined under Internal Revenue Code Section 409A. Redemptions of DSUs under the DSU Plan may be in Common Shares issued from treasury (subject to the Shareholder approval being sought at this Meeting), may be purchased by the Company on the open market for delivery to the former director, may be settled in cash, or any combination of the foregoing.

Maximum Number of Common Shares Issuable for DSUs

DSUs may be granted in accordance with the DSU Plan, provided the aggregate number of DSUs outstanding pursuant to the DSU Plan from time to time does not exceed 2.0% of the issued and outstanding Common Shares from time to time. The maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements (including all of Option, DSU and RSU Plans), at any time, including all Common Shares, options or other rights to purchase or otherwise acquire Common Shares that are granted to Insiders, shall not exceed 10% of the total number of outstanding Common Shares.

The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security- based compensation arrangement of the Company, within a one year period, will not exceed 10% of the total number of outstanding Common Shares.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any participant under the DSU Plan except by will or laws of descent and distribution.

Amendments to the DSU Plan

In the event of Shareholder approval of the DSU Plan, the Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;

(c)	amendments to the termination provisions of the DSU Plan;

(d)	amendments necessary or advisable because of any change in applicable laws;

(e)	amendments to the transferability of DSUs;

(f)	amendments relating to the administration of the DSU Plan; or

Form 20-F Annual Report	P a g e | 81

(g)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that:

(h)

no such amendment of the DSU Plan may be made without the consent of each affected participant in the DSU Plan if such amendment would adversely affect the rights of such affected participant(s) under the DSU Plan; and

(i)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment:

a.	to increase the maximum number of Common Shares which may be issued under the DSU Plan;

b.	to the amendment provisions of the DSU Plan; or

c.	to expand the definition of “Participant”.

Certain United States Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to DSUs awarded under the DSU Plan. The following description applies to DSUs that are subject to U.S. federal income tax. The grant of DSUs and the crediting of DSUs to a Director’s DSU Account should not result in taxable income to the Director at the time of grant. When DSUs are paid out, the Director will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the DSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A Director’s basis in any Common Shares received will equal the fair market value of the Common Shares at the time the Director recognized ordinary income. If, as usually is the case, the Common Shares are a capital asset in the Director’s hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as capital gain or loss. To the extent that a Director’s DSUs are subject to U.S. federal income tax and to taxation under the Income Tax Act (Canada), DSUs awarded under the DSU Plan are intended to comply with Section 409A of the Internal Revenue Code and to avoid adverse tax consequences under paragraph 6801(d) of the regulations under the Income Tax Act (Canada). To that end, the DSU Plan contains certain forfeiture provisions that could apply to DSUs awarded under the DSU Plan in limited circumstances.

There are no RSUs or DSUs currently issued and outstanding.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2015.

Form 20-F Annual Report	P a g e | 82

Equity Compensation Plan Information

	Number of shares to be issued upon exercise of outstanding share options, warrants and rights (1)	Weighted-average exercise price of outstanding share options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plan approved by security holders (the Share Option Plan)	9,755,600	$1.27	12,438,338
Equity compensation plans not approved by security holders	–	–	–
Total	9,755,600	$1.27	12,438,338

Notes:

1.

The Company has only share options issued and outstanding. No RSUs or DSUs are currently issued and outstanding. The Company did propose to issue 426,500 RSUs to an NEO in 2015, however, the Company did not proceed with that plan.

2.	These table exclude options issued in exchange for Canon Point options pursuant to the acquisition of Canon Point by the Company. These options were not issued under the existing compensation plan.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

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

Name	Number of common Shares Beneficially Owned or Controlled	As a % of the outstanding common shares[1]
Kopernik Global Investors, LLC	26,948,277	12.13%
Stirling Global Value Fund Inc.	30,181,119	13.59%

Notes:

1.	Based on shares outstanding as of April 18, 2015. See below.

As at April 18, 2016, Northern Dynasty had authorized unlimited common shares without par value, of which 222,150,876 were issued and outstanding. Northern Dynasty has 17,265,548 options and warrants issued pursuant to the acquisition of listed entities (see Item 4 – “Significant Acquisitions, Dispositions and Group Reorganization”) outstanding which are exercisable on a one-for one basis into common shares at an average exercise price of $0.95 per common share.

Form 20-F Annual Report	P a g e | 83

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of April 18, 2016, Northern Dynasty's register of shareholders indicates that Northern Dynasty's common shares are held as follows:

Location	Number of registered shareholders of record	Number of shares	Percentage of total shares
Canada	200	194,959,009	87.8%
United States	204	15,118,224	6.8%
Other	60	12,073,643	5.4%
TOTALS	464	222,150,876	100.0%

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

B.	RELATED PARTY TRANSACTIONS

Except as disclosed below, Northern Dynasty has not, since January1, 2013, and does not at this time propose to:

Form 20-F Annual Report	P a g e | 84

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

Current directors of the Company, namely Robert Dickinson and Ron Thiessen are active members of the HDI Board of Directors. Marchand Snyman, the Company’s CFO, is also an active member of the HDI Board of Directors. Other key management personnel of the Company – Doug Allen, Stephen Hodgson, Bruce Jenkins, Sean Magee and Trevor Thomas – are members of HDI’s senior management team.

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

Form 20-F Annual Report	P a g e | 85

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

The following summarizes the transactions with HDSI expressed in thousands of dollars for each fiscal year:

Transactions	2015	2014	2013
Services rendered by HDSI	$4,680	$4,926	$4,181
Technical	1,600	1,745	1,241
Engineering	140	540	612
Environmental	580	686	383
Socioeconomic	670	277	85
Other technical services	210	242	161
General and administrative	3,080	3,181	2,940
Management, financial & administration	2,420	2,542	2,245
Shareholder communication	660	639	695

Reimbursement of third party expenses	610	779	829
Conferences and travel	160	196	234
Insurance	60	71	57
Office supplies and other	390	512	538

Sale of marketable securities to HDSI	(280)	–	–
Total	$5,010	$5,705	$5,010

Key Management Personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in note 9(a) of the notes to the Financial Statements which accompany this Annual Report and which are available under the Company’s profile at www.sedar.com.

Financing Activities

December 2014 – Special Warrant Offering

In January 2015, 2014 the Company completed a Special Warrant private placement involving the issuance of an aggregate of 35,962,735 Special Warrants at a price of $0.431 per special warrant for gross proceeds of approximately $15,5 million.

Stirling Global Value Fund Inc. ("Stirling"), an insider of the Company, participated in the Special Warrant Offering and subscribed for 7,180,000 Special Warrants.

Kopernik Global Investors, LLC ("Kopernik"), an insider of the Company, participated in the Special Warrants Offering and subscribed for 18,714,146 Special Warrants.

Form 20-F Annual Report	P a g e | 86

August 2015 – Special Warrant Offering

In September 2015 the Company completed a Special Warrant private placement involving the issuance of an aggregate of 37,600,000 Special Warrants at a price of C$0.399 per Special Warrant for gross proceeds of approximately $15.0 million as follows:

•	an initial 25,624,408 Special Warrants were issued and sold on August 28, 2015 for gross proceeds of approximately $10.2 million; and

•	a subsequent 11,975,592 Special Warrants were issued and sold on September 9, 2015 for gross proceeds of approximately $4.8 million.

Stirling participated in this Special Warrant private placement and subscribed for 7,518,797 Special Warrants.

Kopernik participated in this Special Warrant private placement and subscribed for 1,303,258 Special Warrants.

December 2015 – Private Placement

In December 2015, the Company completed a private placement of 12,573,292 common shares at $0.412 per share for gross proceeds of approximately $5.2 million.

Stirling participated in this private placement and subscribed for 2,582,322 shares.

C.	INTERESTS OF EXPERTS AND COUNSEL

J. David Gaunt, P.Geo., James Lang, P.Geo., Eric Titley, P.Geo., of Hunter Dickson Services Inc., and Ting Lu, P.Eng., Tetra Tech are persons:

(a) who are named as in a report described in a filing. or referred to in a filing, made under the Canadian Securities Administrators, National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year: and

(b) whose profession or business gives authority to the report made by each of them.

Messrs. Gaunt, Lang and Titley hold interests in the common shares of the Company, directly or indirectly, or through share purchase options, representing less than 1% of the Company’s outstanding share capital. Ms. Lu holds no interest in the Company.

ITEM 8	FINANCIAL INFORMATION

A1.	FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Item 18 of this Form 20-F contains Northern Dynasty's audited annual financial statements as at and for the years ended December 31, 2015, 2014 and 2013. These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

A2.	DIVIDEND POLICY

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Northern Dynasty are being retained for exploration of its projects.

A3.	LEGAL PROCEEDINGS

Environmental Protection Agency and Bristol Bay Watershed Assessment

In February 2011, the EPA announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in Bristol Bay and, specifically the Nushagak and Kvichak area drainages. This process was ostensibly initiated in response to calls from persons and groups opposing the Pebble Project for the EPA to pre-emptively use its asserted authority under Section 404(c) of the U.S. Clean Water Act (the "Clean Water Act") to prohibit discharges of dredged or fill material in waters of the US within these drainages; however, evidence exists that the EPA may have been considering a Section 404(c) veto of the Pebble Project at least as far back as 2008 – two years before it received a petition from several Alaska Native tribes.

Form 20-F Annual Report	P a g e | 87

The EPA’s first draft Bristol Bay Watershed Assessment ("BBWA") report was released on May 18, 2012. In the Company’s opinion after review with its consultants, the draft report is a fundamentally flawed document. By the EPA’s own admission, it evaluated the effects of a "hypothetical project" that has neither been defined nor proposed by the Pebble Partnership, and for which key environmental mitigation strategies have not yet been developed and, hence, would not yet be known. It is believed by the Company that the assessment was rushed – because it was based on studies conducted over only one year in an area of 20,000 square miles. In comparison, the Pebble Project has studied the ecological and social environment surrounding Pebble for nearly a decade. The EPA also failed to adequately consider the comprehensive and detailed data that the Pebble Partnership provided as part of its 27,000-page Environmental Baseline Document (further described under Environmental Baseline Studies above).

The EPA called for public comment on the quality and sufficiency of scientific information presented in the draft BBWA report. In response, the Pebble Partnership and Northern Dynasty made submissions on the draft report. Northern Dynasty made a presentation highlighting these shortcomings at public hearings held in Seattle, Washington, on May 31, 2012 and in Anchorage, Alaska, on August 7, 2012. In July 2012, the Company also submitted a 635-page critique of the draft report in response to the EPA’s call for public comment, and has called upon the EPA to cease such unwarranted actions until such time as a definitive proposal for the development of the Pebble deposit is submitted into the rigorous NEPA permitting process.

Concerns about the reasonableness of the basis of risk assessment in the draft EPA report were stated by many of the independent experts on the peer review panel assembled to review the BBWA, as summarized, in a report entitled External Peer Review of EPA's Draft Document: An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska released in November 2012. In a wide-ranging critique of the draft report's methodology and findings, many peer review panellists called the EPA's effort to evaluate the effects of a "hypothetical mining scenario" on the water, fish, wildlife and cultural resources of Southwest Alaska "inadequate", "premature", "unreasonable", “suspect" and "misleading". A list of these peer review documents can be found on the Company’s website.

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

On February 28, 2014, the EPA announced the initiation of a regulatory action under Section 404(c) of the Clean Water Act to consider restriction or a prohibition on mining activities associated with the Pebble deposit in order to protect aquatic resources in southwest Alaska. In late April 2014, the Pebble Partnership submitted a comprehensive response to the EPA’s February 28, 2014 notification letter.

In late May 2014, the Pebble Partnership filed suit in the U.S. District Court for Alaska and sought an injunction to halt the regulatory action initiated by the EPA under the Clean Water Act, asserting that, in the absence of a permit application, the action exceeds the federal agency’s statutory authority and violates the Alaska Statehood Act among other federal laws. The State of Alaska and Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, later joined in the Pebble Partnership’s lawsuit against the EPA as co-plaintiffs. On September 26, 2014, U.S. federal court in Alaska granted the EPA’s motion to dismiss the case. This ruling did not judge the merits of the statutory authority case, it only deferred that hearing and judgment until after a final Section 404(c) determination has been made by the EPA. If or when the EPA action is deemed "final", the Pebble Partnership will pursue the underlying case. The Company also appealed the decision to grant the motion to dismiss to the 9th Circuit Court of Appeals. This appeal was denied in May 2015. The Pebble Partnership still holds the option to pursue its statutory authority case in the instance that EPA finalizes a pre-emptive regulatory action under the Clean Water Act 404(c).

On July 18, 2014, EPA Region 10 announced a "Proposed Determination" to restrict the discharge of dredged or fill material associated with mining the Pebble deposit in a 268 square mile area should that disposal result in any of the following: loss of five or more miles of streams with documented salmon occurrence; loss of 19 or more miles of streams where salmon are not documented but that are tributaries of streams with documented salmon occurrence; the loss of 1,100 or more acres of wetlands, lakes, and ponds that connect with streams with documented salmon occurrence or tributaries of those streams; and stream flow alterations greater than 20 percent of daily flow in nine or more linear miles of streams with documented salmon occurrence. Northern Dynasty management does not accept that the EPA has the statutory authority to impose conditions on development at Pebble, or any development project anywhere in Alaska or the US, prior to the formal submission of a development plan and its thorough review by federal and state agencies including development of an Environmental Impact Statement ("EIS") and review under NEPA.

Form 20-F Annual Report	P a g e | 88

On September 19, 2014, the Pebble Partnership submitted a comprehensive legal and technical response to EPA Region 10’s Proposed Determination. Northern Dynasty and the Pebble Partnership believe the Proposed Determination is unsupported by the administrative record as established by the Bristol Bay Watershed Assessment, and is therefore arbitrary and capricious.

On September 3, 2014, the Pebble Partnership initiated a second action against EPA in federal district court in Alaska charging that EPA violated the Federal Advisory Committee Act ("FACA") due to its close interactions with, and the undue influence of Environmental Non-Governmental Organizations and anti-mining activists in developing the Bristol Bay Watershed Assessment, and with respect to its unprecedented pre-emptive 404c regulatory action under the Clean Water Act. On September 24, 2014, the U.S. federal court judge in Alaska released an order recognizing that the EPA agreed not to take the next step to advance its 404c regulatory action with respect to southwest Alaska’s Pebble Project until at least January 2, 2015.

On November 24, 2014, a U.S. federal court judge in Alaska granted the Pebble Partnership’s request for a preliminary injunction in relation to the FACA case. While the preliminary injunction does not resolve the Pebble Partnership’s claims that the EPA actions with respect to the Bristol Bay Watershed Assessment and subsequent 404c regulatory action violated FACA, the decision permits the further discovery process of the underlying facts to enable the court to issue a final decision on the merits of the FACA case. On June 4, 2015, the federal court in Alaska issued an order denying the EPA’s motion to dismiss this case.

Discovery has now commenced in the FACA case. The Pebble Partnership has filed numerous requests for production of documents and is now reviewing thousands of documents produced by the EPA. The Pebble Partnership has also served a number of notices of dispositions for current and former EPA employees and relevant third parties and depositions have started. Should the Pebble Partnership prevail in its FACA litigation against the EPA, the federal agency may be unable to rely upon the Bristol Bay Watershed Assessment as part of the administrative record for any regulatory action at the Pebble Project.

On October 14, 2014, the Pebble Partnership filed suit in federal district court in Alaska charging that EPA has violated the Freedom of Information Act by improperly withholding documents related to the Pebble Project, the Bristol Bay Watershed Assessment and consideration of a pre-emptive 404(c) veto under the Clean Water Act. The EPA moved for summary judgment claiming that its search for and disclosure of documents was adequate. The Pebble Partnership opposed the government’s motion, pointing out several deficiencies in the EPA’s search parameters and the agency’s overly broad assertion of the deliberative process privilege to withhold documents. On August 24, 2015, the U.S. federal court judge granted in part and deferred in part the EPA’s motion for summary judgement on the Freedom of Information Act ("FOIA") litigation. The court accepted the EPA’s position that it had made an adequate search for documents but left the matter open should the EPA not meet its obligations in the FACA litigation or if additional documents surface. Additionally, the judge ordered EPA to produce a sample of 183 partially or fully withheld documents so that it could conduct an in-camera review of the sample and test the merits of EPA’s withholdings under the deliberative process privilege. Before producing this sample to the Court, EPA chose to voluntarily release 115 documents (or 63% of the sample ordered by the Court), relinquishing its claim of privilege as to these documents.

In briefings before the Court, the Pebble Partnership argued that the voluntary release of 63% of the agency’s same documents conclusively demonstrated that the EPA had been over broad in its assertion of the deliberative process privilege, particularly because the content of the voluntarily released documents was not in fact deliberative. The Court agreed, finding that EPA “improperly withheld documents in full," and that "many of the documents that defendant released should have been released to begin with because the portions that defendant released were not deliberative." It then ordered the EPA to review an additional 65 documents. Of these 65 documents, the EPA voluntarily released 55 documents in whole or in part (or 85% of the documents). Given the EPA’s high rate of release, the Pebble Partnership submitted a brief to the Court arguing that the EPA should be forced to review the remaining documents being withheld and arguing that judgment should not be granted to the agency at this time. The Court agreed, concluding that it had "no confidence that [EPA] has properly withheld documents, either in full or in part, pursuant to the deliberative process privilege." The Court reiterated its earlier finding that EPA had been withholding documents that "should never have been withheld to begin with." As a result, the Court ordered the Agency to re-evaluate all remaining documents EPA is withholding in response to the Pebble Partnership’s January 2014 FOIA request and to submit these documents for in camera review.

Form 20-F Annual Report	P a g e | 89

Counsel for Northern Dynasty and the Pebble Partnership submitted numerous letters to the independent Office of the EPA Inspector General ("OIG") since January 2014, raising concerns of apprehension of bias, process irregularities and undue influence by environmental organizations in the EPA's preparation of the Bristol Bay Watershed Assessment. In response to Congressional and other requests, on May 2, 2014, the OIG announced that it would investigate the EPA’s conduct in preparing An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska, "to determine whether the EPA adhered to laws, regulations, policies and procedures in developing its assessment of potential mining impacts in Bristol Bay, Alaska." On January 13, 2016, the OIG published its report (the “OIG Report”). While acknowledging significant "scope limitations" in its review and subsequent OIG Report, the OIG concluded that: "we found no evidence of bias in how the EPA conducted its assessment of the Bristol Bay watershed, or that the EPA predetermined the assessment outcome,” but that an EPA Region 10 employee may have been guilty of "a possible misuse of position."

Several other investigations of EPA conduct at Pebble contradict the OIG Report. The US Congress’ House Committee on Oversight and Government Reform found "that EPA employees had inappropriate contact with outside groups and failed to conduct an impartial, fact-based review of the proposed Pebble mine." In addition, a report by former United States Senator and Defense Secretary William S. Cohen and his firm (further described below), said their investigation "raise(s) serious concerns as to whether EPA orchestrated the process to reach a pre-determined outcome; had inappropriately close relationships with anti-mine advocates; and was candid about its decision-making process. "

The findings of the OIG Report are not expected to materially affect the Pebble Partnership strategy for addressing the EPA’s CWA 404(c) regulatory action. The Company remains confident that the Pebble Project will ultimately enter federal and state permitting unencumbered by any extraordinary development restrictions.

In March 2015, William Cohen and his firm, The Cohen Group, assisted by the law firm DLA Piper, was retained by the Pebble Partnership to conduct an independent review of whether the EPA acted fairly in connection with its evaluation of potential mining in the Bristol Bay watershed. Secretary Cohen was requested to evaluate the fairness of EPA's actions and decisions in this matter based upon a thorough assessment of the facts and relying on his experience as a senior government official as well as his 24 years as a member of the U.S. Senate and House of Representatives.

A team of independent investigators employed by The Cohen Group and DLA Piper reviewed thousands of documents secured through FOIA requests and interviewed approximately 60 individuals involved with the EPA or its review of the Pebble Project. On October 6, 2015, Mr. Cohen released his report entitled Report of an Independent Review of the United States Environmental Protection Agency’s Actions in Connection with its Evaluation of Potential Mining in Alaska’s Bristol Bay Watershed. The report stated the conclusion of Mr. Cohen that he did not believe the EPA used the "fairest and most appropriate process" in its proposed preemptive regulatory action under the Clean Water Act 404(c).

Mr. Cohen urged policymakers to require that the permitting process under NEPA and the regulations developed by the Council on Environmental Quality (the "Permit/NEPA Process") be followed. Mr. Cohen commented that the Permit/NEPA Process is more comprehensive than the pre-emptive Section 404(c) action employed by the EPA and he could find no valid reason why that process was not used.

Form 20-F Annual Report	P a g e | 90

The Cohen report also raised a number of concerns about the EPA’s Bristol Bay Watershed Assessment study and the Clean Water Act 404(c) regulatory action, including possible prejudice and pre-determination of outcomes by the EPA, inappropriately close relationships between certain EPA officials and anti-mine advocates, EPA’s candor with respect to certain actions it took, lack of consistency between the BBWA and the proposed determination, and lack of cooperation by EPA personnel with respect to Congressional queries and FOIA requests.

Northern Dynasty does not consider the Cohen report to constitute an "expert’s" report but rather considers it to constitute an informed view of the Company’s treatment by the EPA expressed by a person familiar with governmental due process goals. Mr. Cohen has appeared before a Congressional committee (House Committee on Science, Space and Technology) with respect to the findings in his report and, if given the opportunity, may appear before other committees in the months ahead.

In summary, the Pebble Partnership is advancing a multi-dimensional strategy to address the EPA’s preemptive regulatory action under Section 404(c) of the Clean Water Act, and is working to position the Pebble Project to initiate federal and state permitting under NEPA unencumbered by any extraordinary development restrictions imposed by the federal agency. This strategy includes three discrete pieces of litigation against the EPA, including:

•

challenging the EPA’s statutory authority to pre-emptively impose development restrictions at the Pebble Project under Section 404(c) of the Clean Water Act prior to the Pebble Partnership submitting a proposed development plan for the project or the development of an EIS under NEPA;

•	alleging that the EPA violated FACA in the course of undertaking the Bristol Bay Watershed Assessment and subsequent Section 404(c) of the Clean Water Act regulatory action; and

•	alleging that the EPA is unlawfully withholding relevant documentation and other information sought by the Pebble Partnership under FOIA.

While the litigation process is inherently uncertain, and it is difficult to predict with confidence the length of time that each of the legal initiatives described above will take to advance to specific milestone events or final conclusion, Northern Dynasty expects a final decision by a federal court judge in Alaska on the Pebble Partnership’s FACA case in 2017.

Northern Dynasty cannot predict the outcome of its various challenges to what it sees as improper, preemptory attempts by the EPA to prevent or otherwise unduly restrict mineral development at Pebble. If these challenges all fail and the EPA continues to oppose the Pebble Project by all legal means, it may have a material adverse effect on the Company.

Nunamta Aulukestai

In October 2011, a lawsuit filed in July 2009 by the Trustees for Alaska (an environmental law firm) on behalf of Nunamta Aulukestai – an organization established and funded to oppose development of the Pebble Project - was rejected by the Anchorage Superior Court. The lawsuit alleged that the Alaska Department of Natural Resources had violated the state constitution by granting exploration and temporary water use permits to the Pebble Partnership, and exploration activities had caused harm to vegetation, water, fish and wildlife. The Pebble Partnership actively participated in the trial proceedings after being granted intervener status. Superior Court Judge Aarseth denied each of the allegations made by Nunamta Aulukestai, and ruled that no evidence of environmental harm was presented. The plaintiffs have filed an appeal and a ruling was made on May 29, 2015. The Alaska Supreme Court agreed that there was no evidence of environmental damage but ruled that the land use permits conveyed an interest in land and, as such should have been preceded by public notice. The decision does not change the status of current permits held by the Pebble Partnership, although drilling permits applied for in future may necessitate additional public notice and comment requirements. In August 2015, the Supreme Court ruled in the appeal case that the Alaska Department of Natural Resources and the Pebble Partnership were jointly and severally liable for plaintiff’s attorney fees in the amount of US$57,082. The case was remanded back to the trial court for further litigation about the potential award of the plaintiff’s attorney’s fees for the trial court portion of the litigation. Pebble Partnership then negotiated a settlement with the plaintiffs and the case has been dismissed in it is entirety.

Form 20-F Annual Report	P a g e | 91

B.	SIGNIFICANT CHANGES

There have been no significant changes to Northern Dynasty’s affairs as disclosed in the accompanying financial statements since December 31, 2015, except as disclosed in this Annual Report on Form 20-F.

ITEM 9	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

The following tables set forth for the periods indicated the price history of the Company's common shares on the TSX and on the NYSE MKT.

	Trading under the symbol NDM			Trading under the symbol NAK
	on the TSX			on the NYSE MKT
			Average daily			Average daily
Fiscal Year Ended	High	Low	trading	High	Low	trading
December 31,	($)	($)	volume	(US$)	(US$)	volume
2015	0.83	0.37	55,058	0.72	0.28	103,728
2014	1.85	0.38	56,803	1.70	0.32	204,562
2013	4.19	1.07	75,913	4.26	1.00	271,510
2012	8.13	2.23	116,593	8.19	2.20	269,042
2011	21.50	5.16	252,154	21.76	4.87	612,224

	Trading under the symbol NDM			Trading under the symbol NAK
	on the TSX			on the NYSE MKT
			Average daily			Average daily
Fiscal Quarter	High	Low	trading	High	Low	trading
	($)	($)	volume	(US$)	(US$)	volume
Q1 2016	0.58	0.28	207,584	0.39	0.20	159,570
Q4 2015	0.58	0.38	76,251	0.31	0.29	108,597
Q3 2015	0.67	0.37	34,517	0.36	0.30	93,941
Q2 2015	0.54	0.38	25,070	0.37	0.34	109,776
Q1 2015	0.83	0.45	85,348	0.40	0.36	102,643
Q4 2014	0.65	0.38	54,644	0.59	0.32	173,261
Q3 2014	0.95	0.55	63,193	0.89	0.52	121,700
Q2 2014	1.13	0.67	54,719	1.01	0.61	170,652
Q1 2014	1.85	0.90	54,726	1.70	0.80	359,362

Form 20-F Annual Report	P a g e | 92

	Trading under the symbol NDM			Trading under the symbol NAK
	on the TSX			on the NYSE MKT
			Average daily			Average daily
Last six months	High	Low	trading	High	Low	trading
	($)	($)	volume	(US$)	(US$)	volume
March 2016	0.52	0.41	297,000	0.39	0.30	207,600
February 2016	0.51	0.36	229,000	0.38	0.26	134,500
January 2016	0.44	0.28	110,600	0.32	0.20	148,300
December 2015	0.43	0.38	70,400	0.32	0.28	97,600
November 2015	0.58	0.38	135,200	0.44	0.28	144,200
October 2015	0.58	0.40	36,700	0.44	0.30	100,300

Share trading information is available through free internet search services (for example, for TSX, refer to www.tmxmoney.com, enter NDM.TO. For NYSE MKT, use the following: https://www.nyse.com/listings_directory/stock, enter NAK).

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Form 20-F Annual Report	P a g e | 93

The Company’s current Notice of Articles is dated March 24, 2016 and the Company’s Articles dated June 10, 2010, as amended on June 19, 2013 are attached to this Annual report on Form 20-F as Exhibit 1.01.

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

a.	applied to the company on or after the date on which the situation arose; and

b.	is comparable in scope and intent to the provisions of the Business Corporations Act;

2.	both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;

3.	the company is a wholly owned subsidiary of the other party to the contract or transaction;

4.	the other party to the contract or transaction is a wholly owned subsidiary of the company; or

Form 20-F Annual Report	P a g e | 94

5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

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

Form 20-F Annual Report	P a g e | 95

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

Common Shares

The rights, preferences and restrictions attached to the Company’s common shares are summarized as follows:

Dividends

Form 20-F Annual Report	P a g e | 96

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

Form 20-F Annual Report	P a g e | 97

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

Form 20-F Annual Report	P a g e | 98

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

Form 20-F Annual Report	P a g e | 99

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

Form 20-F Annual Report	P a g e | 100

C.	MATERIAL CONTRACTS

Northern Dynasty's only material contracts as of April 18, 2016 are:

1.	Corporate Services Agreement between Northern Dynasty and Hunter Dickinson Services Inc. dated July 2, 2010. See Item 7.B.

2.	Special Warrant Certificate dated effective December 31, 2014.

3.	Registration Rights Agreement dated effective December 31, 2014.

4.	Special Warrant Certificate dated effective August 31 and September 10, 2015.

5.	Registration Rights Agreement dated effective August 31 and September 10, 2015.

6.	Arrangement Agreement between Northern Dynasty and Mission Gold dated October 30, 2015.

Special Warrants

In late December 2014 and early January 2015, the Company completed a financing to raise proceeds of $15.5 million through the issuance of 35,962,735 special warrants (the "Special Warrants"). Each special warrant entitled the holder thereof to receive one common share ("Common Share") of the Company (an "Underlying Share") without payment of additional consideration.

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

The Company cleared the distribution of the underlying shares in Canada and the United States on February 24, 2015. All 35,962,735 Special Warrants were converted into Common Shares in 2015.

In late August 2015 and early September 2015, the Company completed a further financing to raise proceeds of $15.0 million through the issuance of 36,700,000 Special Warrants. Each special warrant entitled the holder thereof to receive one Common Share (an "Underlying Share") without payment of additional consideration.

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

The Company cleared the distribution of the underlying shares in Canada and the United States on November 30, 2015. All 37,600,000 Special Warrants were converted into Common Shares in 2015.

Form 20-F Annual Report	P a g e | 101

Mission Gold

The Company completed a plan of arrangement (the "Arrangement") in which Northern Dynasty acquired 100% of the issued and outstanding common shares of Mission Gold. Pursuant to the Arrangement, the Company issued 27,593,341 common shares to the former shareholders of Mission Gold (0.5467 of a Northern Dynasty common share for each issued Mission Gold common share which exchange ratio was determined pursuant to the working capital adjustment provision of the Arrangement). In addition, warrants to purchase 13,801,672 common shares of Mission Gold at a price of $0.50 per share were exchanged for warrants to purchase 13,801,672 common shares of Northern Dynasty exercisable at a price of $0.55 per share on or before July 9, 2020, and warrants to purchase 2,871,676 common shares of Mission Gold at a price of $2.72 per share were exchanged for warrants to purchase 2,871,676 common shares of Northern Dynasty exercisable at a price of $3.00 per share on or before September 14, 2017.

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

Form 20-F Annual Report	P a g e | 102

Where a WTO investor is involved, and if the Canadian business is being acquired directly and is not engaged in cultural activities, an investment will be reviewable only if the Canadian operating business being acquired has an enterprise value in excess of C$600 million for 2015 and 2016.

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

Form 20-F Annual Report	P a g e | 103

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

Form 20-F Annual Report	P a g e | 104

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

Form 20-F Annual Report	P a g e | 105

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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

Form 20-F Annual Report	P a g e | 106

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

Form 20-F Annual Report	P a g e | 107

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

Form 20-F Annual Report	P a g e | 108

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

Form 20-F Annual Report	P a g e | 109

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

Form 20-F Annual Report	P a g e | 110

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

Form 20-F Annual Report	P a g e | 111

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

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

Form 20-F Annual Report	P a g e | 112

H.	DOCUMENTS ON DISPLAY

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

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership and U5 Resources Inc. both have the US dollar as functional currency; and certain of the Company’s corporate expenses are incurred in US dollars. The Company’s operating results and financial position are reported in Canadian dollars. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company as well as the value of the Company’s assets and total shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of the financial assets exposed to foreign exchange risk, and there was no significant change to the Company’s exposure to foreign exchange risk during the year ended December 31, 2015.

The exposure of the Company's US dollar denominated financial assets and liabilities to foreign exchange risk is as follows, expressed in thousands of Canadian dollars:

	December 31	December 31
	2015	2014
Financial assets:
Amounts receivable	$595	$635
Cash and cash equivalents and restricted cash	6,408	1,758
	7,003	2,393
Financial liabilities: Trade and other payables	(1,529)	5,225
Net financial assets (liabilities) exposed to foreign currency risk	$5,474	$(2,832)

Form 20-F Annual Report	P a g e | 113

A 10% depreciation of the Canadian dollar relative to the United States dollar at December 31, 2015 would result in a gain of approximately $502 in the year (2014 - $283 loss). This analysis assumes that all other variables, in particular interest rates, remain constant.

C.	INTEREST RATE RISK AND EQUITY PRICE RISK

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the year ended December 31, 2015.

Assuming that all variables remain constant, a 100 basis points change in a decrease or increase in interest rates would have resulted in a decrease or increase in interest income of approximately $85,000 (2014 - $176,000).

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

Copper, gold, molybdenum and silver prices have fluctuated widely historically and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

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

Form 20-F Annual Report	P a g e | 114

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

With the participation of the President and CEO and CFO, management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company's internal control over financial reporting was effective as of December 31, 2015.

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

Form 20-F Annual Report	P a g e | 115

ITEM 16	[RESERVED]

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

Of the members of the Audit and Risk Committee the Board of Directors has determined that Mr. de Groot qualifies as an audit committee "financial expert" under the rules of the SEC, based on his education and experience. Each audit and risk committee member is independent, as the term is defined in section 803 of the NYSE MKT Company Guide.

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

Form 20-F Annual Report	P a g e | 116

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm, Deloitte LLP for various services.

		Year ended December 31
Services:	Description of services	2015	2014
	Includes fees necessary to perform the annual audit and quarterly
	reviews of the Company's financial statements. Audit Fees
	include fees for review of tax provisions and for accounting
Audit Fees	consultations on matters reflected in the financial statements.	$ 137,000	$ 167,000
	Audit Fees also include audit or other attest services required by
	legislation or regulation, such as comfort letters, consents,
	reviews of securities filings and statutory audits.
	Includes services that are traditionally performed by the auditor.
	These audit-related services include employee benefit audits, due
Audit-related Fees	diligence assistance, accounting consultations on proposed	70,000	80,000
	transactions, internal control reviews and audit or attest services
	not required by legislation or regulation.
	Includes fees for all tax services other than those included in "Audit
	Fees" and "Audit-related Fees". This category includes fees for
Tax Fees	tax compliance, tax planning and tax advice. Tax planning and tax	Nil	Nil
	advice includes assistance with tax audits and appeals, tax advice
	related to mergers and acquisitions, and requests for rulings or
	technical advice from tax authorities.
All Other Fees	Includes all other non-audit services.	Nil	Nil
Total		$ 207,000	$ 247,000

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum Dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors. No material non-audit services were provided by the Company's auditors during the year ended December 31, 2015.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Form 20-F Annual Report	P a g e | 117

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2015, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNANCE

NYSE MKT Corporate Governance

The Company's common shares are listed in the United States on the NYSE MKT. The Company is considered a "foreign issuer" under the NYSE MKT Company Guide as it is incorporated under the laws of the Province of British Columbia. Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. We have sought or intend to seek relief from NYSE MKT for the corporate practices described below.

The Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT listing standards in the following manner:

Board Meetings

Section 802 (c) of the NYSE MKT Company Guide requires that the Board of Directors hold meetings on at least a quarterly basis. The Board of Directors of the Company is not required to meet on a quarterly basis under the laws of the Province of British Columbia.

Solicitation of Proxies

The NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholders’ Approval for Dilutive Private Placement Financings

Section 713 of the NYSE MKT Company Guide requires that the Company obtain the approval of its shareholders for share issuances equal to 20 percent or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (TSX) unless the dilutive financing:

(i)	materially affects control of the issuer;

(ii)	provides consideration to insiders in the aggregate of 10% or greater of the issuer’s market capitalization or outstanding shares, or a non-diluted basis, where certain conditions are met; and

(iii)	is in respect of private placement or an acquisition where the issuer will issue shares in excess of 25% of its presently outstanding shares, on a non-diluted basis.

The Company will seek a waiver from NYSE MKT’s section 713 requirements should a dilutive private placement financing trigger the NYSE MKT shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under TSX rules.

Form 20-F Annual Report	P a g e | 118

Quorum Requirements

Section 123 of the NYSE MKT Company Guide recommends that the quorum for meetings of shareholders of a listed company be not less than 33-1/3% of the issued and outstanding shares entitled to vote at a meeting of shareholders.

The Company’s quorum requirement is specified in its Articles as two persons who are, or who represent by proxy, shareholders who in the aggregate hold at least 5% of the issued shares entitled to vote at a meeting of shareholders.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements for the fiscal year ended December 31, 2015 and the related information pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The financial statements appear in this annual report on Form 20-F beginning on page 122. The report of the independent registered public accounting firm appears on page 123.

ITEM 19	EXHIBITS

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit

1.01	Notice of Articles Dated March 24, 2016 and Articles Dated June 19, 2013 (5)

4.01	Share Option Plan Dated May 16, 2014 (1)

4.02	Restricted Share Unit Plan dated effective July 7, 2015 (5)

4.03	Deferred Share Unit Plan dated effective July 7, 2015 (5)

4.04	Form of Special Warrant Certificate dated effective December 2014 (2)

4.05	Form of Registration Rights Agreement dated effective December 2014 (2)

4.06	Form of Special Warrant Certificate dated effective August and September 2015 (3)

4.07	Form of Registration Rights Agreement dated effective August and September 2015 (3)

4.08	Shareholder Rights Plan Dated Effective May 17, 2013 (1)

4.09	Arrangement Agreement between Northern Dynasty and Mission Gold dated October 30, 2015 (4)

8.01	List of Subsidiaries (5)

11.01	Code of Ethics (5)

Form 20-F Annual Report	P a g e | 119

Exhibit Number	Description of Exhibit

12.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)

12.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)

13.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

13.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)

15.01	Pebble Property - List of Property Claims (5)

15.02	Consent of Independent Registered Public Accounting Firm (Deloitte LLP) (5)

15.03	Consent of Independent Auditors (Deloitte & Touche LLP) (5)

15.04	Consent of Expert (David Gaunt) (5)

15.05	Consent of Expert (James Lang) (5)

15.06	Consent of Expert (Eric Titley) (5)

15.07	Consent of Expert (Ting Lu) (5)

Notes to above exhibits:
1.	Incorporated by reference to the Company’s Form 20-F filed on May 22, 2015
2.	Incorporated by reference to the Company’s Form F-3 filed on February 13, 2015.
3.	Incorporated by reference to the Company’s Form F-3 filed on October 16, 2015.
4.	Filed as an exhibit to our report as a foreign private issuer on Form 6-K filed with the SEC on February 12, 2016 and incorporated herein by reference.
5.	Filed as an exhibit hereto.

Form 20-F Annual Report	P a g e | 120

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NORTHERN DYNASTY MINERALS LTD.

/s/ Marchand Snyman

Chief Financial Officer

DATED: May 2, 2016.

Form 20-F Annual Report	P a g e | 121

Form 20-F Annual Report	P a g e | 122

Deloitte LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466

Fax: 778-374-0496

www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Northern Dynasty Minerals Ltd.

We have audited the accompanying consolidated statements of financial position of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company”) as at December 31, 2015, December 31, 2014, and the related consolidated statements of comprehensive loss (income), cash flows and changes in equity for the years ended December 31, 2015, 2014, and 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Northern Dynasty Minerals Ltd. and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the years ended December 31, 2015, 2014, and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the financial statements, the Company incurred a net loss of $33,829,000 and $31,347,000 during the year ended December 31, 2015 and 2014, respectively and had a deficit of $379,124,000 as at December 31, 2015. This condition, along with other matters as set forth in Note 1, indicates the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte LLP

Chartered Professional Accountants
March 29, 2016
Vancouver, Canada

Form 20-F Annual Report	P a g e | 123

Consolidated Statements of Financial Position
(Expressed in thousands of Canadian Dollars)

		December 31	December 31
	Notes	2015	2014

ASSETS

Non-current assets
Mineral property, plant and equipment	4	$147,088	$123,608
Total non-current assets		147,088	123,608

Current assets
Available-for-sale financial assets	5	1,579	287
Amounts receivable and prepaid expenses	6	1,075	962
Restricted cash	7(b)	453	1,206
Cash and cash equivalents	7(a)	7,509	9,447
Total current assets		10,616	11,902

Total Assets		$157,704	$135,510

EQUITY

Capital and reserves
Share capital	8	$435,069	$389,227
Reserves		99,035	84,031
Deficit		(379,124)	(345,295)
Total Equity		154,980	127,963

LIABILITIES

Non-current liabilities
Deferred income taxes	13	–	1,514
Total non-current liabilities		–	1,514

Current liabilities
Payable to a related party	9	677	383
Trade and other payables	10	2,047	5,650
Total current liabilities		2,724	6,033

Total Liabilities		2,724	7,547

Total Equity and Liabilities		$157,704	$135,510

Events after the reporting date (note 7(b))
Commitments (note 15)

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F Annual Report	P a g e | 124

Consolidated Statements of Comprehensive Loss (Income)
(Expressed in thousands of Canadian Dollars, except for share information)

		Year ended December 31
	Notes	2015		2014	2013

Expenses
			$
Exploration and evaluation expenses	4, 12	$8,718		12,877	$1,991
General and administrative expenses	12	8,272		9,059	5,970
Legal, accounting and audit	2(b)	17,001		8,325	275
Share-based compensation	8(d)	903		3,877	641
Loss from operating activities		34,894		34,138	8,877
Foreign exchange loss (gain)		618		(221)	(340)
Interest income		(99)		(281)	(1,136)
Interest expense	3	144		–	–
Other income		(214)		–	–
Gain on discontinuance of equity method	4(a)	–		–	(5,062)
Loss before tax		35,343		33,636	2,339
Deferred Income tax (recovery) expense	13	(1,514)		(2,289)	184
Loss for the year		$33,829		$31,347	$2,523

Other comprehensive (income) loss
Items that may be subsequently reclassified to loss
Foreign exchange translation difference	4, 8(e)	(23,300)		(9,945)	(6,874)
Deferred income tax on investment in a foreign subsidiary	8(e)	–		–	128
Reversal of deferred income tax on investment	8(e)	–		–	(141)
Decrease (increase) in fair value of available-for-sale financial assets	5	113		(8)	–
Other comprehensive income for the year		$(23,187)		$(9,953)	$(6,887)

Total comprehensive loss (income) for the year		$10,642		$21,394	$(4,364)

Basic and diluted loss per common share	11	$0.23		$0.33	$0.03

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F Annual Report	P a g e | 125

Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

		Year Ended December 31
	Notes	2015	2014	2013
Operating activities
Loss for the year		$(33,829)	$(31,347)	$(2,523)
Non-cash or non-operating items
Deferred income tax (recovery) expense		(1,514)	(2,289)	184
Depreciation		279	282	–
Loss on disposal of equipment		5	13	–
Interest received on cash held		(99)	(149)	(633)
Interest receivable on loan		–	(131)	(503)
Interest accrued on loans from Cannon Point and Mission Gold		144	–	–
Gain on discontinuance of equity method		–	–	(5,062)
Gain on disposal of surplus site inventory		(173)	–	–
Share-based compensation		903	3,877	641
Unrealized exchange (gain) loss		–	(211)	(332)
Changes in working capital items
Restricted cash		826	171	(1,269)
Amounts receivable and prepaid expenses		(8)	303	84
Amounts receivable from a related party		–	–	3
Trade and other payables		(4,374)	1,747	1,246
Payable to related party		294	(76)	311
Net cash used in operating activities		(37,546)	(27,810)	(7,853)
Investing activities
Acquisition of plant and equipment	4	(28)	–	–
Cash contribution to the Pebble Limited Partnership		–	–	(1,055)
Net cash received on assuming control of the Pebble Limited Partnership		–	–	6,507
Proceeds from disposal of equipment	4	70	50	–
Proceeds from disposal of available-for-sale financial assets	9(b)	280	–	–
Proceeds from disposal of surplus site inventory		173	–	–
Interest received on cash and cash equivalents		99	149	633
Net cash from investing activities		594	199	6,085
Financing activities
Cash received on the acquisition of Cannon Point and Mission Gold, net of transaction costs	3	12,347	–	–
Net proceeds from the private placement of special warrants	8(c)	17,485	11,273	–
Net proceeds from the private placement of common shares	8(b)	5,166	–	–
Proceeds from the exercise of share purchase options	8(c)	7	–	30
Net cash from financing activities		35,005	11,273	30
Net decrease in cash and cash equivalents		(1,947)	(16,338)	(1,738)
Effect of exchange rate fluctuations on cash and cash equivalents		9	(10)	(4)
Cash and cash equivalents at beginning of the year		9,447	25,795	27,537
Cash and cash equivalents at end of the year	7(a)	$7,509	$9,447	$25,795
Supplementary cash flow information	7(a)

Form 20-F Annual Report	P a g e | 126

Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian Dollars)

		Share capital			Reserves
				Equity
				settled	Foreign
				share-based	currency	Investment	Share
		Number of		compensation	translation	revaluation	Purchase		Total
	Notes	shares	Amount	reserve	reserve	reserve	Warrants	Deficit	Equity
					(note 8(e))		(note 8(c))

Balance at January 1, 2013		94,999,764	$389,189	$50,784	$347	$(2)	$–	$(311,425)	$128,893
Shares issued for cash on exercise of share purchase options	8(d)	10,100	30	–	–	–	–	–	30
Fair value of options allocated to shares issued on exercise	8(d)	–	8	(8)	–	–	–	–	–
Share-based compensation		–	–	641	–	–	–	–	641
Loss for the year		–	–	–	–	–	–	(2,523)	(2,523)
Other comprehensive income for the year net of tax		–	–	–	6,887	–	–	–	6,887
Total comprehensive income for the year									4,364
Balance at December 31, 2013		95,009,864	$389,227	$51,417	$7,234	$(2)	$–	$(313,948)	$133,928

Balance at January 1, 2014		95,009,864	$389,227	51,417	$7,234	$(2)	$–	$(313,948)	$133,928
Special warrants issued net of transaction costs	8(c)	–	–	–	–	–	11,552	–	11,552
Share-based compensation	8(d)	–	–	3,877	–	–	–	–	3,877
Loss for the year		–	–	–	–	–	–	(31,347)	(31,347)
Other comprehensive income for the year net of tax		–	–	–	9,945	8	–	–	9,953
Total comprehensive loss for the year									(21,394)
Balance at December 31, 2014		95,009,864	$389,227	$55,294	$17,179	$6	$11,552	$(345,295)	$127,963

Form 20-F Annual Report	P a g e | 127

Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian Dollars)

		Share capital			Reserves

				Equity
				settled	Foreign
				share-based	currency	Investment	Share
		Number of		compensation	translation	Revaluation	Purchase		Total
	Notes	shares	Amount	reserve	Reserve	Reserve	Warrants	Deficit	equity
					(note 8(e))		(note 8(c))
Balance at January 1, 2015		95,009,864	$389,227	$55,294	$17,179	$6	$11,552	$(345,295)	$127,963
Special warrants issued net of transaction costs	8(c)	–	–	–	–	–	17,485	–	17,485
Conversion of special warrants into common shares	8(c)	73,562,735	29,037	–	–	–	(29,037)	–	–
Common shares issued pursuant to a private placement, net of transaction costs	8(b)	12,573,292	5,046	–	–	–	–	–	5,046
Common shares issued as referral fees relating to a private placement	8(b)	300,000	120	–	–	–	–	–	120
Common shares issued for the acquisition of
Cannon Point, net of transaction cost	3(a)	12,881,344	4,062	–	–	–	–	–	4,062
Options and warrants issued for the acquisition of Cannon Point	3(a)	–	–	–	–	–	217	–	217
Common shares issued for the acquisition of Mission Gold ("MG")	3(b)	27,593,341	7,564	–	–	–	–	–	7,564
Options and warrants issued pursuant to the acquisition of MG, net of transaction costs	3(b)	–	–	–	–	–	2,255	–	2,255
Common shares issued upon exercise of share purchase options	8(c)	18,800	7	–	–	–	–	–	7
Fair value allocated to shares issued on options exercised	8(d)	–	6		–	–	(6)	–	–
Share-based compensation	8(d)	–	–	903	–	–	–	–	903
Loss for the year		–	–	–	–	–	–	(33,829)	(33,829)
Other comprehensive income (loss) for the year net of tax		–	–	–	23,300	(113)	–	–	23,187
Total comprehensive loss for the year									(10,642)
Balance at December 31, 2015		221,939,376	$435,069	$56,197	$40,479	$(107)	$2,466	$(379,124)	$154,980

Form 20-F Annual Report	P a g e | 128

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the New York Stock Exchange- MKT ("NYSE-MKT") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The consolidated financial statements ("Financial Statements") of the Company as at and for the year ended December 31, 2015, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum-Silver Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US").

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

During the year ended December 31, 2015, the Company raised an aggregate of $23.8 million in cash through the private placement of common shares (note 8(b)) and special warrants (note 8(c)) and it received an aggregate amount of $12.7 million in cash and cash equivalent and approximately $1.7 million in other financial assets (mainly publicly traded marketable securities) as a result of the acquisition of two publicly listed entities (note 3).

As at December 31, 2015, the Group has $7.5 million in cash and cash equivalents for its operating requirements. The Group has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required in order to progress any material expenditures at the Pebble Project. Additional financing may include any of or a combination of debt equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such there is material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

In July 2014, the United States Environmental Protection Agency (the "EPA") announced a proposal under Section 404(c) of the Clean Water Act to restrict and impose limitations on all discharges of dredged or fill material ("EPA Action") associated with mining the Pebble deposit. The Company believes that the EPA does not have the statutory authority to impose conditions on the development at Pebble prior to the submission of a detailed development plan and its thorough review by federal and state agencies, including review under the National Environmental Protection Act ("NEPA"). The Pebble Limited Partnership (the “Pebble Partnership”), a wholly-owned subsidiary of the Company, along with the State of Alaska and the Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, filed for an injunction to stop the EPA Action with the US Federal Court in Alaska (the "Court"). However, the Court has deferred judgment thereon until the EPA has issued a final determination. The Company appealed the Court’s decision to the 9th Circuit Court of Appeals. The appeal was denied in May 2015. The Pebble Partnership still holds the option to pursue its statutory authority case in the instance that EPA finalizes a pre-emptive regulatory action under the Clean Water Act 404(c). In September 2014, the Pebble Partnership initiated a second action against the EPA in federal district court in Alaska charging that the EPA violated the Federal Advisory Committee Act ("FACA"). In November 2014, the U.S. federal court judge in Alaska granted, in relation to the FACA case, the Pebble Partnership’s request for a preliminary injunction, which, although considered by the Company as a significant procedural milestone in the litigation, does not resolve the Pebble Partnership’s claims that the EPA Actions with respect to the Bristol Bay Assessment and subsequent 404(c) regulatory action, violated FACA. In June 2015, the EPA’s motion to dismiss the FACA case was rejected and as a result the FACA case is moving forward. The Company expects its legal rights will be upheld by the Court and that the Company will ultimately be able to apply for the necessary permits under NEPA. On October 14, 2014, the Pebble Partnership filed suit in the federal district court in Alaska charging that the EPA has violated the Freedom of Information Act by improperly withholding documents related to the Pebble Project, the Bristol Bay Watershed Assessment and consideration of a pre-emptive 404(c) veto under the Clean Water Act.

Form 20-F Annual Report	P a g e | 129

The EPA has moved for summary judgment claiming that its search for and disclosure of documents was adequate. The Pebble Partnership has opposed the motion pointing out several deficiencies in the EPA’s search parameters and pointing out the agency’s overly broad assertion of the deliberative process privilege to withhold documents. On August 24, 2015, the U.S. federal court judge granted in part and deferred in part the EPA’s motion for summary judgement on the Freedom of Information Act ("FOIA") litigation. The court accepted the EPA’s position that it had made an adequate search for documents but left the matter open should the EPA not meet its obligations in the FACA litigation or if additional documents surface. Additionally, the judge ordered the EPA to produce a sample of 183 partially or fully withheld documents so that it could conduct an in camera review of the sample and test the merits of the EPA’s withholdings under the deliberative process privilege. Before producing this sample to the Court, the EPA chose to voluntarily release 115 documents (or 63% of the sample ordered by the Court), relinquishing its claim of privilege as to these documents.

In briefings before the Court, the Pebble Partnership argued that the voluntary release of 63% of the agency’s same documents conclusively demonstrated that the EPA had been over broad in its assertion of the deliberative process privilege, particularly because the content of the voluntarily released documents was not in fact deliberative. The Court agreed, finding that EPA "improperly withheld documents in full," and that "many of the documents that defendant released should have been released to begin with because the portions that defendant released were not deliberative." It then ordered the EPA to review an additional 65 documents. Of these 65 documents, the EPA voluntarily released 55 documents in whole or in part (or 85% of the documents). Given the EPA’s high rate of release, the Pebble Partnership submitted a brief to the Court arguing that the EPA should be forced to review the remaining documents being withheld and arguing that judgment should not be granted to the agency at this time. A decision has not yet been issued. The Court agreed, concluding that it had "no confidence that [EPA] has properly withheld documents, either in full or in part, pursuant to the deliberative process privilege." The Court reiterated its earlier finding that EPA had been withholding documents that "should never have been withheld to begin with." As a result, the Court ordered the Agency to re-evaluate all remaining documents EPA is withholding in response to the Pebble Partnership’s January 2014 FOIA request and to submit these documents for in-camera review.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s) that are effective for the Group’s reporting year ended December 31, 2015. These Financial Statements were authorized for issue by the Board of Directors on March 23, 2016.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as available-for-sale, which are stated at their fair value (note 2(e) and note 5). The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements.

Comparative information in the statement of loss and comprehensive loss has been reclassified to separately reflect legal, accounting and audit expenditures as a separate line item. This line item is predominantly comprised of legal costs incurred by the Group in response to the EPA’s activities surrounding the Pebble Project. These expenditures were previously included under general and administrative expenditures. There is no impact of the expense reclassification on loss and comprehensive loss for the year or basic and diluted loss per share. Statements of financial position, cash flows and changes in equity are not affected.

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries, and entities controlled by the Company and its subsidiaries listed below:

Form 20-F Annual Report	P a g e | 130

Name of Subsidiary	Place of	Principal Activity	Ownership
	Incorporation
0796412 BC Ltd.	British Columbia,	Not active. Wholly-owned	100%
	Canada	subsidiary of the Company.
3537137 Canada Inc.[1]	Canada	Holding Company. Wholly-	100%
		owned subsidiary of the
		Company.
Pebble Services Inc.	Nevada, USA	Management and services	100%
		company. Wholly-owned
		subsidiary of the Company.
Northern Dynasty Partnership	Alaska, USA	Holds 99.9% of the Pebble	100%
		Limited Partnership and	(indirect)
		100% of Pebble Mines Corp.
Pebble Limited Partnership	Alaska, USA	Holding Company and	100%
		Exploration of the Pebble	(indirect)
		Project.
Pebble Mines Corp.	Delaware, USA	General Partner. Holds 0.1%	100%
		of Pebble Limited	(indirect)
		Partnership.
Pebble West Claims Corporation [2]	Alaska, USA	Holding Company. Subsidiary	100%
		of the Pebble Limited	(indirect)
		Partnership.
Pebble East Claims Corporation [3]	Alaska, USA	Holding Company. Subsidiary	100%
		of the Pebble Limited	(indirect)
		Partnership.
U5 Resources Inc.[4]	Nevada, USA	Holding Company. Wholly-	100%
		owned subsidiary of the
		Company.
Cannon Point Resources Ltd. [5]	British Columbia,	Not active. Wholly-owned	100%
	Canada	subsidiary of the Company.
MGL Subco Ltd. [6]	British Columbia,	Not active. Wholly-owned	100%
	Canada	subsidiary of the Company.
Delta Minerals Inc. [6]	British Columbia,	Not active. Wholly-owned	100%
	Canada	subsidiary of MGL Subco Ltd.	(indirect)
Imperial Gold Corporation [6]	British Columbia,	Not active. Wholly-owned	100%
	Canada	subsidiary of Delta Minerals	(indirect)
		Inc.
Yuma Gold Inc. [6]	Nevada, USA	Not active. Wholly-owned	100%
		subsidiary of Imperial Gold	(indirect)
		Corporation.

Notes to the table above:

1.	Holds 20% interest in the Northern Dynasty Partnership. The Company holds the remaining 80% interest.

2.	Holds certain of the Pebble Project claims.

3.

Holds certain of the Pebble Project claims and claims located south and west of the Pebble Project claims. In January 2015, two of the Company’s wholly-owned subsidiaries, Kaskanak Inc. and its wholly-owned parent, Kaskanak Copper LLC, were merged with Pebble East Claims Corporation, with the latter surviving the merger.

4.	Holds certain mineral claims located north of the Pebble Project claims.

Form 20-F Annual Report	P a g e | 131

5.	Acquired during the year ended December 31, 2015 (note 3(a)).

6.	Acquired during the year ended December 31, 2015 (note 3(b)).

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

Before assuming control of the Pebble Partnership in 2013, the Group’s investment in the Pebble Partnership under joint venture (note 4(a)) was translated at the end of each reporting period and exchange differences arising on translation of the US denominated investment were recognized directly in the foreign currency translation reserve through other comprehensive income or loss (note 8(e)).

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

(f)	Financial Instruments

Non-derivative financial assets:

The Group has the following non-derivative financial assets: available-for-sale financial assets (note 5) and loans and receivables.

Form 20-F Annual Report	P a g e | 132

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

Loans and receivables consist of cash and cash equivalents, restricted cash (note 7), and amounts receivable (note 6).

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

Non-derivative financial liabilities:

The Group’s non-derivative financial liabilities comprise trade and other payables (note 10) and a payable to a related party (note 9(b)).

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

Form 20-F Annual Report	P a g e | 133

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

Form 20-F Annual Report	P a g e | 134

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

Common shares and special warrants (note 8(c)) are classified as equity. Transaction costs directly attributable to the issue of common shares, share purchase options and special warrants are recognized as a deduction from equity, net of any tax effects. Upon conversion of the special warrants into common shares, the carrying amount of the special warrants, net of a pro rata share of the transaction costs, is transferred to common share capital.

(k)	Share-based Payment Transactions

Equity-settled share-based payments

The Group operates an equity-settled share-based option plan for its employees and service providers (note 8(d)). The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in the equity-settled share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes ("direct employee") or provides services similar to those performed by a direct employee.

Form 20-F Annual Report	P a g e | 135

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

Form 20-F Annual Report	P a g e | 136

(l)	Income Taxes

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

The Group has no material restoration, rehabilitation and environmental obligations as the disturbance to date is immaterial.

Form 20-F Annual Report	P a g e | 137

(n)	Loss per Share

The Group presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Group by the weighted average number of common shares and fully prepaid special warrants (note 8(c)) outstanding during the year. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(o)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. The Group’s core asset is the Pebble Project, which is located in Alaska, USA.

(p)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

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

The Group has not early adopted these revised standards and amendments and is currently assessing the impact, if any, that these amendments will have on the Group’s Financial Statements. The annual improvements has amendments to four standards and anticipates the amendments will have no material effect on the Group’s consolidated financial statements.

Effective for annual periods commencing on or after January 1, 2018

•

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), which was issued by the IASB in May 2014, supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC 31, Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and certainty of revenue and cash flows arising from a contract with a customer. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The Group is currently evaluating the impact that IFRS 15 may have on its financial statements.

•

IFRS 9, Financial Instruments ("IFRS 9"), replaces IAS 39, Financial Instruments: Recognition and Measurement, in its entirety. The standard incorporates a number of improvements: a) includes a logical model for classification and measurement (IFRS 9 provides for principle-based approach to classification which is driven by cash flow characteristics and the business model in which an asset is held); b) includes a single, forward-looking "expected loss" impairment model (IFRS 9 will require entities to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on a timely basis); and c) includes a substantially-reformed model for hedge accounting with enhanced disclosures about risk management activity (IFRS 9’s new model aligns the accounting treatment with risk management activities). IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The Group anticipates that the adoption of IFRS 9 will have no material impact on its financial statements given the extent of its current use of financial instruments in the ordinary course of business.

Effective for annual periods commencing on or after January 1, 2019

•

On January 13, 2016, IASB issued IFRS 16, Leases ("IFRS 16") and revised IAS 17, Leases ("IAS 17"). IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting however remains largely unchanged from IAS 17 and the distinction between operating and finance leases is retained. IAS 17, as revised, now prescribes the accounting policies and disclosures applicable to leases, both for lessees and lessors.

Form 20-F Annual Report	P a g e | 138

The Group anticipates that the adoption of IFRS 16 will not have a significant impact other than the accounting for any office lease the Group may have entered into where the minimum lease term is more than 12 months. As of the date of these financial statements, the Group has not entered into any long term lease (refer note 15(a)).

(q)	Significant Accounting Estimates and Judgments

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

1.

The Group uses the Black-Scholes Option Pricing Model to calculate the fair value of share purchase options granted for determining share-based compensation included in the loss for the year. Inputs used in this model require subjective assumptions, including the expected price volatility from three to five years. Changes in the subjective input assumptions can affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s share purchase options. The weighted average assumptions applied are disclosed in Note 8(d).

2.

Significant assumptions about the future and other sources of estimation uncertainty are made in determining the provision for any deferred income tax expense included in the loss for the year and the composition of deferred income tax liabilities included in the Statement of Financial Position.

Critical accounting judgments

These include:

1.

In terms of IFRS 6, Exploration and Evaluation of Mineral Resources, management identified indicators that required testing the Group’s mineral property interest ("MPI") for impairment. The Group used judgment in determining from an analysis of facts and circumstances that no impairment of the MPI was necessary.

2.

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

3.

The Group has employed judgement that going concern was an appropriate basis for the preparation of the Financial Statements, as the Group has prioritized the allocation of available financial resources to meet key corporate Pebble Project expenditure requirements in the near term (refer note 1).

3.	ACQUISITIONS

During the year ended December 31, 2015, the Company acquired two publicly listed entities as described below:

Form 20-F Annual Report	P a g e | 139

(a)	Acquisition of Cannon Point Resources Ltd.

On October 29, 2015, by way of a plan of arrangement (the "Cannon Point Arrangement") dated August 31, 2015, the Group acquired 100% of the issued and outstanding common shares of Cannon Point Resources Ltd. ("Cannon Point"), a TSX-Venture listed entity whose only major asset was cash and cash equivalents, by issuing 12,881,344 common shares in the Company to the former shareholders of Cannon Point in an exchange ratio of 0.376 of a Northern Dynasty common share for each issued Cannon Point common share. Additionally, the Company issued an aggregate of 4,394,500 of its warrants and non-employee options (note 8(c)) to the holders of Cannon Point’s outstanding warrants and options. Cannon Point was delisted immediately after the acquisition by the Company.

Prior to the completion of the acquisition and pursuant to the Cannon Point Arrangement, on September 1, 2015, Cannon Point advanced to the Company $4,250 (the "Cannon Point Cash Advance") with a one year term at an interest rate of 15% per annum. The Group accrued $103 in interest on the Cannon Point Cash Advance up to the date of the acquisition.

As of the date of acquisition, Cannon Point did not meet the definition of a business under IFRS 3, Business Combinations ("IFRS 3"). The Company has accounted for the acquisition of Cannon Point as issuance of its equity for cash and cash equivalents and other financial assets, net of financial liabilities, under IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") and IAS 32, Financial Instruments: Presentation ("IAS 32").

The following are the assets and liabilities of Cannon Point acquired and consideration provided by the Group:

Fair value
Cash and cash equivalent, including Cannon Point Cash Advance	$4,397
Amounts receivable	126
Accounts payable and accrued liabilities assumed	(140)
Fair value of financial instruments acquired	$4,383

Consideration:
Issuance of 12,881,344 common shares in the Company	$4,166
Issuance of 4,394,500 share purchase warrants and options (note 8(c))	217
Total consideration	$4,383

The fair value of financial assets and liabilities as a result of the acquisition of Cannon Point has been allocated to the common shares and share purchase options/warrants issued in proportion to their relative fair values determined as follows:

•	the fair value of the common shares were determined with reference to the quoted market price on the date of issuance; and

•

the fair value of the warrants and non-employee options were determined using the Black Scholes Options Pricing model and based on the following weighted average valuation inputs: Exercise price – $1.63; Valuation date share price – $0.55; Expected volatility – 87%; Risk free rate – 0.49%; Remaining life – 0.82 years; and Dividend yield – nil%.

The Company incurred $104 in transaction costs relating to the acquisition of Cannon Point and recorded it within equity.

(b)	Acquisition of Mission Gold Ltd.

On December 24, 2015, by way of a plan of arrangement (the "Mission Gold Arrangement"), the Group acquired 100% of issued and outstanding common shares of Mission Gold Ltd. ("Mission Gold"), a TSX-Venture listed entity which held cash and cash equivalents of approximately $9,000 and common shares of a public listed company with a fair value of $1,684; these common shares were received by Mission Gold as a consideration for the sale of its Alto Parana titanium project prior to and as a condition for closing of the transaction with the Company.

The Group issued 27,593,341 common shares in the Company to the former shareholders of Mission Gold at an exchange ratio of 0.5467 of a Northern Dynasty common share for each issued and outstanding common share of Mission Gold. In addition, the Group issued an aggregate of 16,673,348 Northern Dynasty warrants (note 8(c)) to the holders of Mission Gold’s outstanding warrants. Concurrent to its acquisition by the Group, Mission Gold was delisted and amalgamated with a wholly-owned subsidiary of the Company; namely, MGL Subco Ltd.

Form 20-F Annual Report	P a g e | 140

Pursuant to the Mission Gold Arrangement, Mission Gold provided the Company with a credit facility of $8.4 million (the "Mission Gold Credit Facility") with a 6-month term at an interest rate of 15% per annum. The Group however, only drew down $2 million of the Mission Gold Credit Facility before the acquisition of Mission Gold was completed. The Group accrued $41 in interest on the $2 million from the Mission Gold Credit Facility up to the date of the acquisition.

As of the date of acquisition, Mission Gold did not meet the definition of a business under IFRS 3. The Company has accounted for the acquisition of Mission Gold as issuance of its equity for cash and cash equivalents and other financial assets, net of financial liabilities, under IAS 39 and IAS 32. The following are the assets and liabilities of Mission Gold acquired and consideration provided by the Group:

Fair value
Cash and cash equivalent received, including draw-down on the Mission Gold Credit Facility	$8,338
Common shares of a publicly listed company	1,684
GST receivable and other amounts receivable	81
Fair value of financial instruments acquired	$10,103

Consideration:
Issuance of 27,593,341 common shares	$7,838
Issuance of share purchase warrants (note 8(c))	2,265
Total consideration	$10,103

The fair value of financial assets and liabilities as a result of the acquisition of Mission Gold has been allocated to the common shares and share purchase warrants issued in proportion to their relative fair values determined as follows:

•	the fair value of the common shares were determined with reference to the quoted market price on the date of issuance; and

•

the fair value of the warrants were determined using the Black Scholes Options Pricing model and based on the following weighted average valuation inputs: Exercise price – $0.97; Valuation date share price – $0.43; Expected volatility – 83%; Risk free rate – 0.59%; Remaining life – 4.06 year; and Dividend yield – nil%.

The Company incurred $284 in transaction costs relating to the acquisition of Mission Gold and recorded it within equity.

Form 20-F Annual Report	P a g e | 141

4.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Year ended December 31, 2015	Mineral
	Property	Plant and
	interest	equipment	Total
Cost
Beginning balance	$112,541	$1,155	$113,696
Additions during the year	–	28	28
Dispositions during the year	–	(151)	(151)
Ending balance	$112,541	$1,032	$113,573

Accumulated depreciation
Beginning balance	$–	$(278)	$(278)
Charge for the year(1)	–	(279)	(279)
Eliminated on disposal	–	76	76
Ending balance	$–	$(481)	$(481)

Foreign currency translation difference (note 8(e))	33,743	253	33,996
Net carrying value – Ending balance	$146,284	$804	$147,088

Year ended December 31, 2014

	Mineral
	Property	Plant and
	interest	equipment	Total
Cost
Beginning balance	$106,697	$1,222	$107,919
Additions during the year (note 4(b))	5,844	–	5,844
Dispositions during the year	–	(67)	(67)
Ending balance	$112,541	$1,155	$113,696

Accumulated depreciation
Beginning balance	$–	$–	$–
Charge for the year(1)	–	(282)	(282)
Eliminated on disposal	–	4	4
Ending balance	$–	$(278)	$(278)

Foreign currency translation difference (note 8(e))	10,095	95	10,190
Net carrying value – Ending balance	$122,636	$972	$123,608

(1)	Depreciation has been included in the loss for the year and has been classified as exploration and evaluation expenses.

Form 20-F Annual Report	P a g e | 142

Mineral Property Interest

(a)	Pebble Project

The Pebble Project comprises of a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Mineral rights were acquired by the Group in 2001. In July 2007, the Group established the Pebble Limited Partnership (the "Pebble Partnership") to advance the Pebble Project toward the feasibility stage. The Group’s contribution to the Pebble Partnership was the Pebble Project. A wholly-owned subsidiary of Anglo American plc ("Anglo American") participated in the Pebble Partnership and provided approximately $595 million (US$573 million) in funding until its withdrawal in December 2013, when the Group re-acquired a 100% interest in the Pebble Partnership and control of the Pebble Project.

(b)	Other Claims

During the year ended December 31, 2014, the Group received claims from Liberty Star Uranium & Metals Corp. and its subsidiary, Big Chunk Corp. ("Liberty Star") in settlement of amounts advanced to the arm’s-length party. These claims form part of the Pebble Project claims discussed in (a).

5.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Group’s available-for-sale financial asset is comprised of investments in marketable securities of Canadian publicly listed companies.

	December 31	December 31
	2015	2014
Marketable securities	$1,579	$287

6.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31	December 31
	2015	2014
Sales tax receivable	$164	$70
Amounts receivable	514	143
Prepaid expenses	397	749
Total	$1,075	$962

7.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

	December 31	December 31
	2015	2014
Business and savings accounts	$7,509	$9,130
Guaranteed investment certificates	–	317
Total	$7,509	$9,447

Form 20-F Annual Report	P a g e | 143

Supplementary cash flow information

Non-cash investing and financing activities:

•	During the year ended December 31, 2015, the Group acquired certain entities by issuing equity instruments (note 3).
•	During the year ended December 31, 2014, the Group received marketable securities as consideration for 650,000 special warrants issued (note 8(c)).
•	During the year ended December 31, 2014, the Group received claims from Liberty Star in settlement of amounts advanced to the arm’s-length party (note 4).
•	During the year ended December 31, 2013, the Group acquired assets and liabilities held in the Pebble Limited Partnership upon discontinuance of the equity method (note 4).

(b)	Restricted Cash

At December 31, 2015, restricted cash in the amount of $453 (December 31, 2014 – $1,206) was held in the Pebble Partnership for certain equipment demobilization expenses relating to its activities undertaken while the Pebble Partnership was subject to joint control of the Group and Anglo American (note 4(a)). This cash was not available for general use by the Group. Subsequent to the reporting period, the Group incurred $393 in demobilization expenses which was refunded from restricted cash. The remaining unutilized balance of $60 was refunded to Anglo American.

8.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At December 31, 2015, the authorized share capital comprised an unlimited (2014 – unlimited) number of common shares with no par value. All issued shares are fully paid.

(b)	Private Placement

On December 23, 2015, the Group completed a private placement of 12,573,292 common shares in the Company at a price of $0.412 per share for gross proceeds of approximately $5,180,200. The Group issued 300,000 common shares as referral fees to an arm’s length third party and recorded the fair value of these common shares of $120 as share issuance cost. Other legal and regulatory costs incurred in relation to the private placement was $14.

Form 20-F Annual Report	P a g e | 144

(c)	Share Purchase Warrants and Options, Other than Options Issued under the Group’s Incentive Plan

The following reconciles warrants and non-employee options (options which are not issued under the Group’s incentive plan (note 8(d)), each exercisable to acquire one common share of the Company, at the beginning and end of the year:

		Year ended December 31, 2015
Exercise
price per		Balance at				Balance
common		beginning		Exercised/		at end of
share ($)	Expiry date	of year	Issued	conversion	Expired	year

Special warrants issued for cash (1)
nil	Not applicable	27,622,642	45,940,093	(73,562,735)	–	–

Warrants and options issued pursuant to the acquisition of Cannon Point (2) (note 3(a))
0.37	December 2, 2015	–	28,200	–	(28,200)	–
0.40	December 2, 2015	–	47,000	–	(47,000)	–
2.13	December 17, 2015	–	3,149,000	–	(3,149,000)	–
0.29	January 29, 2016 (3)	–	150,400	–	–	150,400
0.37	January 29, 2016 (3)	–	220,900	–	–	220,900
0.40	January 29, 2016 (3)	–	150,400	–	–	150,400
0.43	January 29, 2016 (3)	–	37,600	–	–	37,600
0.37	July 23, 2017 (4)	–	18,800	(18,800)	–	–
0.37	June 30, 2019	–	56,400	–	–	56,400
0.40	June 30, 2019	–	225,600	–	–	225,600
0.37	March 10, 2021	–	9,400	–	–	9,400
0.40	March 10, 2021	–	150,400	–	–	150,400
0.37	December 15, 2021	–	37,600	–	–	37,600
0.40	December 12, 2022	–	75,200	–	–	75,200
0.29	December 8, 2024	–	37,600	–	–	37,600
Total		–	4,394,500	(18,800)	(3,224,200)	1,151,500

Warrants and options issued pursuant to the acquisition of Mission Gold (2) (note 3(b))
0.55	July 9, 2020	–	13,801,672	–	–	13,801,672
3.00	September 14, 2017	–	2,871,676	–	–	2,871,676
Total		–	16,673,348	–	-	16,673,348

Grand Total (5)		27,622,642	67,007,941	(73,581,535)	(3,224,200)	17,824,848

Form 20-F Annual Report	P a g e | 145

Year ended December 31, 2014
Exercise
price per		Balance at				Balance
common		beginning		Exercised/		at end of
share ($)	Expiry date	of year	Issued	conversion	Expired	year

Special warrants issued for cash (1)
nil	Not applicable	–	27,622,642	–	–	27,622,642

(1)

The Group issued special warrants for cash during fiscal years 2014 and 2015. Each of the Group’s share purchase warrants ("Special Warrant") was convertible, without payment of any additional consideration by the holder, into one common share of the Company, either at the option of the holder or automatically within a maximum of a two year period from the issuance date. At December 31, 2015, all Special Warrants issued were converted into common shares. During the year ended December 31, 2015, the Group incurred a total of $1,112 in advisory, finders’, regulatory, and legal fees on the financing (2014: $353).

(2)	Warrants and options issued pursuant to the acquisition of Cannon Point and Mission Gold were recognized at their relative fair value (note 3).

(3)	Subsequent to the reporting date, all the options other than 75,200 options expired unexercised.

(4)	The options were exercised on November 27, 2015 at an average market share price of $0.40.

(5)	At December 31, 2015, warrants and non-employee options had a weighted average exercise price of $0.93 and weighted average remaining life of 3.94 years.

(d)	Share Purchase Option Compensation Plan

The Group has a share purchase option plan approved by the Group’s shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2014 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares including any issuances from the Group’s Restricted Share unit ("RSU") and Deferred Share unit ("DSU") plans, calculated from time to time. Pursuant to the 2014 Rolling Option Plan, if outstanding share purchase options ("options") are exercised and the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase proportionately (assuming there are no issuances under the RSU and DSU plans). The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price, being the 5- day volume weighted average trading price calculated the day before the grant. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee’s employment or engagement. In the case of death or retirement, any outstanding vested options will expire the earlier of the expiry date or one year from date of death or retirement. The vesting period for options is at the discretion of the Board of Directors at the time the options are granted.

Form 20-F Annual Report	P a g e | 146

The following reconciles the Group’s options outstanding at the beginning and end of the year:

	2015		2014
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price
Continuity of options	options	($/option)	options	($/option)
Balance at beginning of year	7,687,000	1.95	3,735,700	4.13
Granted	3,657,500	0.50	5,875,100	1.56
Expired	(1,241,800)	3.00	(1,881,100)	5.07
Forfeited/cancelled	(347,100)	2.09	(42,700)	2.08
Balance at end of year	9,755,600	1.27	7,687,000	1.95

For options granted in 2015, the weighted average fair value was estimated at $0.28 per option (2014 – $0.75) and was based on the Black-Scholes option pricing model using the following weighted average assumptions:

Assumptions	2015	2014
Risk-free interest rate	0.78%	1.53%
Expected life	4.36 years	4.56 years
Expected volatility (1)	81.76%	67.80%
Grant date share price	$0.47	$1.44
Expected dividend yield	Nil	Nil

(1)	Expected volatility is based on the historical and implied volatility of the Company’s common share price on the TSX.

The following table summarizes information about the Group’s options outstanding at December 31, 2015:

2015	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
	Number	average	remaining		average	remaining
	of	exercise	contractual	Number of	exercise	contractual
Exercise	options	price	life	options	price	life
prices ($)	outstanding	($/option)	(years)	exercisable	($/option)	(years)
0.50	3,639,500	0.50	4.15	1,217,172	0.50	4.15
0.72	200,000	0.72	3.71	133,334	0.72	3.71
0.89	1,180,500	0.89	3.20	745,166	0.89	3.22
1.77	4,233,600	1.77	2.70	4,233,600	1.77	2.70
3.00	475,000	3.00	1.50	475,000	3.00	1.50
15.44	27,000	15.44	0.21	27,000	15.44	0.21
	9,755,600	1.27	3.26	6,831,272	1.57	2.94

Form 20-F Annual Report	P a g e | 147

The following table summarizes information about the Group’s options outstanding at December 31, 2014:

2014	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average	Number of	Weighted	average
		average	remaining	share	average	remaining
	Number of	exercise	contractual	purchase	exercise	contractual
Exercise	options	price	life	options	price	life
prices ($)	outstanding	($/option)	(years)	exercisable	($/option)	(years)
0.72	200,000	0.72	4.71	66,667	0.72	4.71
0.89	1,180,500	0.89	4.20	376,834	0.89	4.20
1.77	4,454,800	1.77	3.62	2,239,900	1.77	3.61
3.00	1,824,700	3.00	1.01	1,824,700	3.00	1.01
15.44	27,000	15.44	1.21	27,000	15.44	1.21
	7,687,000	1.95	3.11	4,535,101	2.26	2.62

(e)	Foreign Currency Translation Reserve

	Year ended December 31
	2015	2014	2013
Balance at beginning of year	$17,179	$7,234	$347
Foreign exchange translation differences incurred in the year:
Exchange gain on translation of the investment in the Pebble Partnership under joint venture	–	–	6,736
Exchange gain on translation of foreign subsidiaries	23,300	9,945	138
Total foreign exchange translation differences during the year	23,300	9,945	6,874
Deferred income tax on investment	–	–	(128)
Reversal of deferred income tax on investment	–	–	141
Balance at the end of year	$40,479	$17,179	$7,234

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

9.	RELATED PARTY BALANCES AND TRANSACTIONS

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

Form 20-F Annual Report	P a g e | 148

	Year ended December 31
Transaction	2015	2014	2013
Compensation
Payments to HDSI for services of KMP employed by HDSI (1)	$2,800	$2,369	$1,608
Payments to KMP (2)	2,700	1,814	137
	5,500	4,183	1,745
Share-based compensation	500	2,825	230
Total compensation	$6,000	$7,008	$1,975

Transfer of resources to the Group (3)(4)	$(364)	$(749)	$–

(1)	The Group’s executive directors and senior management (other than disclosed in (2)) are employed by the Group through Hunter Dickinson Services Inc. (refer (b)).

(2)

The Group directly employs its independent directors, the CEO of PLP, the Chair of PMC and PLP Senior VP. Payments represent short term employee benefits incurred, including salaries and directors fees.

(3)

During the year ended December 31, 2015, 912,336 Special Warrants were issued to three directors and officers and spouses of officers who participated in the private placement of Special Warrants (note 8(c)).

(4)

During the year ended December 31, 2014, 1,737,000 Special Warrants were issued to eight directors and officers and a spouse of an officer who participated in the private placement of Special Warrants (note 8(c)) and, as consideration of these Special Warrants, received $470 in cash and $279 was received in shares of a Canadian public listed company (note 5).

(b)	Transactions and Balances with other Related Parties

Hunter Dickinson Services Inc. ("HDSI") is a private company that provides geological, engineering, environmental, corporate development, financial administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

Form 20-F Annual Report	P a g e | 149

The aggregate value of transactions and outstanding balances with HDSI were as follows:

	Year ended December 31
Transactions with HDSI	2015	2014	2013
Services rendered by HDSI:	$4,680	$4,926	$4,181
Technical	1,600	1,745	1,241
Engineering	140	540	612
Environmental	580	686	383
Socioeconomic	670	277	85
Other technical services	210	242	161
General and administrative	3,080	3,181	2,940
Management, financial & administration	2,420	2,542	2,245
Shareholder communication	660	639	695

Reimbursement of third party expenses	610	779	829
Conferences and travel	160	196	234
Insurance	60	71	57
Office supplies and other	390	512	538

Sale of marketable securities to HDSI (note 5)	(280)	–	–
Total value of transactions	$5,010	$5,705	$5,010

	December 31	December 31
Balances payable to HDSI	2015	2014
Entity with significant influence over the Group	$677	$383

10.	TRADE AND OTHER PAYABLES

	December 31	December 31
Falling due within the year	2015	2014
Trade	$1,594	$4,444
Other (note 7(b))	453	1,206
Total	$2,047	$5,650

11.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following:

	Year ended December 31
	2015	2014	2013
Loss attributable to common shareholders	$33,829	$31,347	$2,523
Weighted average number of common shares outstanding
(000s)	146,313	95,010	95,007

Basic loss per share includes the effect of Special Warrants issued and outstanding during 2014 and 2015. Diluted loss per share does not include the effect of 1,151,500 share purchase options and warrants, other than Special Warrants, outstanding as they are anti-dilutive (i.e. the diluted loss per share would be reduced).

Form 20-F Annual Report	P a g e | 150

12.	EMPLOYMENT COSTS

During the year ended December 31, 2015, the Group recorded $9,900 (2014: $14,084; 2013: $5,022) in salaries and benefits, including share-based payments (note 8(d)) and amounts paid to HDSI (note 9(b)) for services provided to the Group by HDSI personnel.

13.	INCOME TAX EXPENSE

	Year ended December 31
	2015	2014	2013
Current tax (recovery) expense

Current (recovery) expense	$–	$–	$–
Current income tax (recovery) expense	$–	$–	$–

Deferred income tax (recovery) expense

Current (recovery) expense	$(1,514)	$(2,289)	$184
Deferred income tax (recovery) expense	$(1,514)	$(2,289)	$184

	Year ended December 31
Reconciliation of effective tax rate	2015	2014	2013
Loss for the year	$(33,829)	$(31,348)	$(2,523)
Total income tax (recovery) expense	(1,514)	(2,289)	184
Loss excluding income tax	(35,343)	(33,637)	(2,339)
Income tax using the Company's domestic tax rate	(9,189)	(8,746)	(602)
Non-deductible expenses and other	(1,245)	(1,283)	336
Increase in statutory tax rates	–	–	(1,465)
Foreign exchange	–	–	13
Deferred income tax assets not recognized	8,920	7,740	1,902
	$(1,514)	$(2,289)	$184

The Company's domestic tax rate for the year was 26% (2014 – 26%, 2013 – 25.75%) .

Form 20-F Annual Report	P a g e | 151

	December 31	December 31
Deferred income tax assets (liabilities)	2015	2014
Resource pool	$–	$–
Tax losses	3,117	2,547
Net deferred income tax assets	3,117	2,547
Resource property/investment in Pebble Partnership	(3,005)	(4,012)
Equipment	(112)	(49)
Net deferred income tax liability	$–	$(1,514)

The Group had the following temporary differences at December 31, 2015 in respect of which no deferred tax asset has been recognized:

		Resource
Expiry	Tax losses	pools	Other
Within one year	$–	$–	$–
One to five years	–	–	2,957
After five years	87,646	–	–
No expiry date	78	101,343	148
Total	$87,724	$101,343	$3,105

The Group has taxable temporary differences in relation to investments in foreign subsidiaries or branches for which deferred tax liabilities have not been recognized of approximately $7.3 million.

14.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group for its programs. Amounts receivable (note 6) include receivable balances with government agencies and refundable deposits.

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash. The Group’s cash and cash equivalents and restricted cash are currently invested in business accounts.

The Group’s financial liabilities are comprised of trade and other payables (note 10) and a payable to a related party (note 9(b)), which are due for payment within 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

Form 20-F Annual Report	P a g e | 152

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

The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The exposure of the Group's US dollar- denominated financial assets and liabilities to foreign exchange risk is as follows:

	December 31	December 31
	2015	2014
Financial assets:
Amounts receivable	$595	$635
Cash and cash equivalents and restricted cash	6,408	1,758
	7,003	2,393
Financial liabilities: Trade and other payables	(1,529)	5,225
Net financial assets (liabilities) exposed to foreign currency risk	$5,474	$(2,832)

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar relative to the US dollar would result in a gain of approximately $502 in the year (2014 – $283 loss). This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(c)	Interest rate risk

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

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $85 (2014: $176).

(d)	Capital Management

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

(e)	Fair value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount. The fair value of the AFS financial asset is classified into level 1 of the fair value hierarchy as quoted market prices are used in the fair value determination.

Form 20-F Annual Report	P a g e | 153

15.	COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Group has the following commitments as of December 31, 2015:

	2016		Total
	(‘000s	)	(‘000s	)
Anchorage office lease (i)	US$ 407		US$ 407
Pebble Project site lease (ii)	32		32
Total	US$ 439		US$ 439
Total in Canadian dollars (iii)	$ 608		$ 608

(i)	The initial 5 year lease term expires on October 31, 2016.
(ii)	Initial lease for hanger at site expires on May 1, 2016.
(iii)	Converted at closing rate of $1.3840 per US$ on December 31, 2015, as per Bank of Canada.

The Group has a sub-lease agreement in respect of a portion of the Anchorage office space subject to the operating lease for an average annual rent, expressed in thousands, of approximately US$259 ($187). The term of the sub-lease expires on October 31, 2016.

(b)	Legal

The Group, through the Pebble Partnership, is advancing its multi-dimensional strategy to address the EPA’s preemptive regulatory action under Section 404(c) of the Clean Water Act, through litigation against the EPA contesting the EPA’s statutory authority to act pre-emptively under the Clean Water Act, and alleging violation of FACA and the unlawful withholding of documentation under the Freedom of Information Act. The Group has a contingent liability for additional legal fees and costs that may be due to the Group’s counsel should there be a successful outcome. However, the Group is unable to estimate or determine the length of time that each of the legal initiatives mentioned above will take to advance to specific milestone events or final conclusion. As of the reporting date, if there was a favourable outcome or settlement, the Company estimates there would potentially be additional legal fees of $8.3 million (US$6.0 million at closing Bank of Canada rate on December 31, 2015 of C$1.3840) payable by the Company.

Form 20-F Annual Report	P a g e | 154

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated financial statements of Pebble Limited Partnership and its subsidiaries (the "Partnership"), which comprise the consolidated statement of financial position as of December 10, 2013 and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows, for the period from January 1 to December 10, 2013, and the related notes to the consolidated financial statements.

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

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pebble Limited Partnership and subsidiaries as of December 10, 2013 and the results of their operations and their cash flows for the period January 1 to December 10, 2013 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Partnership is experiencing difficulty in generating sufficient cash flow to meet its obligations and sustain its operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

DELOITTE & TOUCHE LLP

Portland, Oregon

May 15, 2015

Form 20-F Annual Report	P a g e | 155

Pebble Limited Partnership

Consolidated Statement of Loss and Comprehensive Loss
(Expressed in thousands of United States dollars)

		Period from
		January 1 to
		December 10
	Notes	2013

Expenses
Depreciation	3	$265
Exploration expenditures	7	53,180
Legal and accounting		2,631
Office and administration		8,864
Travel		1,504
Operating loss		66,444
Impairment loss on IDC receivable	4	1,262
Foreign exchange loss		102
Loss and comprehensive loss for the period		$67,808

Allocated as follows:
Limited partners' interests		$67,808
General partner's interest		–
		$67,808

See accompanying notes to the consolidated financial statements.

Form 20-F Annual Report	P a g e | 156

Pebble Limited Partnership

Consolidated Statement of Changes in Equity
For the period from January 1 to December 10, 2013
(Expressed in thousands of United States dollars)

	Limited	General
	Partners	Partner	Total

Capital
Balance, January 1, 2013	$604,041	$10	$604,051
Contributions for the period from January 1 to December 10 , 2013	69,895	–	69,895
Balance, December 10, 2013	$673,936	$10	$673,946

Deficit
Balance, January 1, 2013	$(500,429)	$–	$(500,429)
Loss and comprehensive loss for the period from January 1 to December 10, 2013	(67,808)	–	(67,808)
Balance, December 10, 2013	$(568,237)	$–	$(568,237)

Partners' equity at December 10, 2013	$105,699	$10	$105,709

See accompanying notes to the consolidated financial statements.

Form 20-F Annual Report	P a g e | 157

Pebble Limited Partnership

Consolidated Statement of Financial Position
(Expressed in thousands of United States dollars)

		December 10
	Notes	2013

ASSETS

Non-current assets
Tangible assets, net	3	$100,497
Due from general partner	4	99
Total non-current assets		100,596

Current assets
Other receivables	4	850
Due from limited partner	4	4,900
Cash		1,319
Total current assets		7,069

Total assets		$107,665

PARTNERS' EQUITY
Capital		$673,946
Deficit		(568,237)
Total partners' equity		105,709

LIABILITIES

Current liabilities
Trade and other payables		1,956
Total current liabilities		1,956

Total partners' equity and liabilities		$107,665

See accompanying notes to the consolidated financial statements.

Form 20-F Annual Report	P a g e | 158

Pebble Limited Partnership

Consolidated Statement of Cash Flows
(Expressed in thousands of United States dollars)

Period from
January 1 to
December 10
2013

Cash flows used in operating activities
Loss for the period	$(67,808)
Adjustment for items not affecting cash or operating activities
Depreciation	265
Impairment loss on IDC receivable and interest	1,262
(66,281)
Change in other receivables	683
Change in trade and other payables	(8,237)
Net cash used in operating activities	(73,835)

Cash flows used in investing activity
Additions to tangible assets	(258)

Cash flows from financing activity
Capital contributions by limited partners	64,995

Decrease in cash	(9,098)
Cash, beginning of period	10,417
Cash, end of period	$1,319

Non-cash financing activity
Contribution receivable from limited partner	$4,900

See accompanying notes to the consolidated financial statements.

Form 20-F Annual Report	P a g e | 159

Pebble Limited Partnership

1.	Primary business activity

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

Until December 10, 2013, Northern Dynasty Partnership ("Northern Dynasty") and Anglo American US (Pebble) LLC. ("Anglo"), wholly-owned US affiliates of Northern Dynasty Minerals Ltd. and Anglo American plc. respectively, had equal rights in the Pebble Partnership as the limited partners, and each owned 50% of the outstanding shares of the general partner, Pebble Mines Corp. To maintain its 50% interest in the Pebble Partnership, Anglo was required to make staged cash investments into the Pebble Partnership aggregating to $1.5 billion (described below). On September 15, 2013, Anglo gave notice to Northern Dynasty of its withdrawal from the Pebble Partnership. On December 10, 2013, Northern Dynasty exercised its right to acquire Anglo’s 50% interest and consequently holds a 100% interest in the Pebble Partnership and in the Pebble Partnership’s general partner, Pebble Mines Corp. (which administers the Pebble Project). Anglo contributed $573.2 million to the Pebble Partnership as of December 10, 2013.

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

These consolidated financial statements are for the period from January 1 to December 10, 2013.

Form 20-F Annual Report	P a g e | 160

Pebble Limited Partnership

2.	Significant accounting policies

(a)	Basis of presentation

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

Form 20-F Annual Report	P a g e | 161

Pebble Limited Partnership

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

Form 20-F Annual Report	P a g e | 162

Pebble Limited Partnership

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

Form 20-F Annual Report	P a g e | 163

Pebble Limited Partnership

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

Form 20-F Annual Report	P a g e | 164

Pebble Limited Partnership

3.	Tangible assets

	Mineral	Plant and
	property	equipment	Total

Cost
At January 1, 2013	$99,347	$1,906	$101,253
Additions	–	258	258
At December 10, 2013	$99,347	$2,164	$101,511

Accumulated depreciation
At January 1, 2013	$–	$749	$749
Depreciation	–	265	265
At December 10, 2013	$–	$1,014	$1,014

Carrying value
At December 10, 2013	$99,347	$1,150	$100,497

4.	Receivables

December 10
2013

Non-current
Amounts due from general partner	$99

Current
Contribution receivable from limited partner	$4,900
Prepayments and deposits	850
$5,750

Loan Receivable

The Pebble Partnership committed a loan in the amount of $3,156 to the Iliamna Development Corporation ("IDC"). This loan was initiated on April 15, 2009 at a value of $1,712 with an increase of $200 on February 1, 2010 and an increase of $1,244 on April 1, 2010. A lien on all IDC assets was granted as the security for the loan. The original maturity date of this loan was December 31, 2011. In 2011, $1,894 was written off in relation to the loan receivable to reflect management’s expectation of future recoverability of the loan. This adjustment included consideration of a renegotiated payment plan with IDC that was completed in early 2012 and treated as an adjusting item as at December 31, 2011. As at December 10, 2013, the loan was considered not recoverable as the Pebble Partnership had not received payment thereon notwithstanding the payment plan in place and an impairment loss was recognized in the consolidated statement of loss and comprehensive loss.

Form 20-F Annual Report	P a g e | 165

Pebble Limited Partnership

5.	Related party balances and transactions

Transactions between the Pebble Partnership and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. The undernoted summarizes related party activities other than those identified elsewhere in these financial statements:

Period from
January 1 to
December 10
Transactions	2013
For services rendered and expenses reimbursed
Anglo American plc and subsidiaries (a)	$1,392
Hunter Dickinson Services Inc. (b)	1,641
$3,033

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

Form 20-F Annual Report	P a g e | 166

Pebble Limited Partnership

The Pebble Partnership’s maximum exposure to credit risk at the reporting date is as follows:

December 10
2013

Cash	$1,319
Due from general partner	99
Due from limited partner	4,900
$6,318

(b)	Liquidity risk

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

The Pebble Partnership’s financial liabilities arise as a result of ongoing exploration of its mineral property interest and corporate expenses. Payment terms on these liabilities are typically 30 to 60 days from receipt of invoice and do not generally bear interest. The following table summarizes the remaining contractual maturities of the Pebble Partnership’s financial liabilities:

December 10
2013
Trade and other payables	$1,956

(c)	Market risk

Market risk is the risk that the fair value for assets classified as ‘fair value through profit and loss’ and ‘available- for-sale’ or future cash flows for assets or liabilities considered to be ‘held-to-maturity’, ‘other financial liabilities’, and ‘loans or receivables’ will fluctuate because of changes in market conditions. The Pebble Partnership evaluates market risk on an ongoing basis and has established policies and procedures for mitigating its exposure to foreign exchange fluctuations. The Pebble Partnership is not exposed to interest rate risk, as it does not hold debt balances and is not charged interest on its trade payables balances.

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

The Pebble Partnership is exposed to currency risk through the following US dollar equivalent of financial assets and liabilities denominated in currencies other than US dollars:

December 10
Currency	2013
Canadian dollar exposure

Trade and other payables	$132

Form 20-F Annual Report	P a g e | 167

Pebble Limited Partnership

Based on the above net exposures and assuming all other variables remain constant, a 10% depreciation or appreciation in the Cdn dollar against the US dollar would result in a $13 decrease or increase in the Pebble Partnership’s net loss.

7.	Exploration expenditures

Period from
January 1 to
December 10
2013
Assays and analysis	$45
Engineering	8,992
Environmental	13,145
Equipment rental	38
Freight	449
Option payment for Kaskanak claims	750
Public affairs	4,125
Site activities	15,477
Socioeconomic	7,361
Transportation	2,798
Incurred during the period / year	$53,180

8.	Commitments

The Pebble Partnership has the following non-cancellable leases to 2016:

Commitment	2014	2015	2016
Office lease	$740	$763	$651
Site leases	780	260	–
Other leases	144	84	–
	$1,664	$1,107	$651

Rent expense under non-cancellable operating leases was $1,627 for the period from January 1 to December 10, 2013.

9.	Subsequent events

The Pebble Partnership has evaluated subsequent events for recognition or disclosure through May 15, 2015, which represents the date the financial statements were issued.

Form 20-F Annual Report	P a g e | 168