Form 40-F
period 2016-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2017-03-31
CIK 1164771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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
270,869,561 Common Shares

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

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to "$" mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2016 (the "AIF")	99.7
Audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015, including the reports of the Independent Registered Public Accounting Firm with respect thereto	99.5
Management’s Discussion and Analysis of the Company for the year ended December 31, 2016 (the "MD&A")	99.6

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding our intent, belief or current expectation and that of our officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believe", "anticipate", "estimate", "project", "intend", "expect", "may", "will", "plan", "should", "would", "contemplate", "possible", "attempts", "seeks" and similar expressions are intended to identify these forward-looking statements. All statements in documents incorporated herein, other than statements of historical facts that address future production, permitting, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Other forward-looking statements include, among others, statements regarding:

•

the outcome of our multi-dimensional strategy to address the United States Environmental Protection Agency’s (the "EPA") pre-emptive regulatory process under Section 404(c) of the Clean Water Act (the "CWA") and our plans to prepare the Pebble Project (as hereinafter defined) to initiate federal and state permitting under the National Environmental Policy Act (the "NEPA") (the "Multi- dimensional Strategy");

•	the outcome of the legal and direct discussion, including possible mediation proceedings that we are engaged in with the EPA and any future actions that may or may not be taken by the EPA;

•	the outcome of any other legal proceedings in which we may be engaged;

•	the impact of any change in the administration of the EPA resulting from the new federal administration in Washington, DC;

•	our ability to proceed with applications for federal and state permitting under the CWA and the NEPA;

•	our expectations regarding the potential for securing the necessary permitting of a mine at the Pebble Project;

•	our expected financial performance in future periods;

•	our plan of operations, including our plans to carry out and finance the Multi-dimensional Strategy activities, exploration and development activities;

•	our ability to raise capital for the Multi-dimensional Strategy activities, exploration and development activities;

•	our expectations regarding the exploration and development potential of the Pebble Project; and

•	factors relating to our investment decisions.

Certain of the assumptions we have made include assumptions regarding, among other things:

•

that we will be able to secure sufficient capital necessary for the Multi-dimensional Strategy activities, environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

•	the outcome of litigation and discussions, including possible mediation with the EPA;

•	we will ultimately have the opportunity to proceed with permit application preparations under the CWA and NEPA for the Pebble Project;

•

that the Company will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;

•	that the market prices of copper, gold, molybdenum and silver will not decline significantly or stay depressed for a lengthy period of time;

•	that key personnel will continue their employment with us; and

•	that we will continue to be able to secure minimum adequate financing on acceptable terms.

Some of the risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include:

•	a negative outcome of the Multi-dimensional Strategy, including legal and political challenges with which we are engaged regarding the Pebble Project, which would have a material adverse effect on us;

•	an inability to ultimately obtain permitting for a mine at the Pebble Project;

•	an inability to continue to fund the Multi-dimensional Strategy, exploration and development activities and other operating costs;

•	the highly cyclical and speculative nature of the mineral resource exploration business;

•	the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on our Pebble Project;

•	an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;

•	the potential for loss of the services of key executive officers;

•	history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;

•	inability to establish that the Pebble Project contains commercially viable deposits of ore;

•	the volatility of gold, copper and molybdenum an silver prices;

•	the inherent risk involved in the exploration, development and production of minerals and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

•	the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment

•	potential claims by third parties to titles or rights involving the Pebble Project;

•	the unpredictability of the outcome of litigation;

•	the possible inability to insure our operations against all risks;

•	the highly competitive nature of the mining business;

•	the potential dilution to current shareholders due to any future equity financings;

•	the potential dilution to current shareholders from the exercise of share purchase options to purchase the Company’s shares; and

•	that we have never paid dividends and will not do so in the foreseeable future.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. Canadian public companies are required to prepare financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board. Consequently, the Company’s audited financial statements for the years ended December 31, 2016 and 2015 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards, each of which differ in some respects to United States generally accepted accounting principles ("US GAAP") and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with US GAAP.

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

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the Exchange Act) for the Company.

The Company’s management, with the participation of the CEO and CFO, assessed the effectiveness of the Company’s ICFR as of December 31, 2016. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework 2013 published by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its assessment, management has concluded that the Company’s ICFR was effective as of December 31, 2016.

Auditor’s Attestation Report

The Company is presently an "emerging growth company" as defined in section 3(a) of the Exchange Act, and the Company will continue to qualify as an "emerging growth company" until the earliest of:

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

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "larger accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management's assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, the Company will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act, even if it were to qualify as an "accelerated filer" or a "larger accelerated filer". The Company was neither an "accelerated filer" nor a "larger accelerated filer" for fiscal 2016 (as determined on June 30, 2016, being the last day of the Company’s second fiscal quarter). Based on the Company’s current status as an “emerging growth company” and a "non-accelerated filer", management’s report was not subject to attestation by the Company’s registered public accounting firm and, accordingly, this Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.

No Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company’s ICFR to determine whether any changes occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. There have been no changes that occurred during the Company’s fiscal year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

AUDIT COMMITTEE

Our Board of Directors (the "Board") has established a separately-designated independent Audit and Risk Committee (the "Audit Committee") of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements. As at the date of this annual report, the Audit Committee was comprised of Steven Decker, Christian Milau and Ken Pickering. The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE MKT LLC Company Guide.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. Christian Milau is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable securities laws and the listing requirements of the NYSE MKT LLC.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditor for each of our last two fiscal years ended December 31:

	2016	2015
Audit Fees	$122,000	$167,000
Audit-Related Fees	182,000	70,000
Tax Fees	–	–
All Other Fees	–	–
Total	$304,000	$237,000

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

OFF-BALANCE SHEET ARRANGEMENTS

Other than the contingent fee arrangement with the Company’s legal counsel (discussed below), we have not entered into any other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The following table lists information as of December 31, 2016 with respect to our known contractual obligations:

Contractual obligation	Total (‘000)	Payments due by period
		Less than 1 Year	1 – 3 years	3 – 5 years
Long term debt obligations	$nil	$nil	$nil	$nil
Capital (finance) lease obligation	$nil	$nil	$nil	$nil
Operating lease obligations [1]	$695	$193	$379	$123
Purchase obligations	$nil	$nil	$nil	$nil
Other long term liabilities	$nil	$nil	$nil	$nil
Total	$695	$193	$379	$123

Notes

1.	Amounts are to be paid by the Company in US dollars. The conversion rate employed in the table was the year end rate of $1.3427 CDN / US dollar.

2.

The Company, through the Pebble Partnership, is advancing its Multi-dimensional Strategy to address the EPA’s pre-emptive regulatory action under Section 404(c) of the CWA, including through litigation against the EPA, contesting the EPA’s statutory authority to act pre-emptively under the CWA, and alleging violation of FACA and the unlawful withholding of documentation under FOIA. The Company has a contingent liability for additional legal fees and costs that may be due to the Company’s counsel should there be a successful outcome or settlement. However, the Company is unable to estimate or determine the length of time that each of the legal initiatives mentioned above will take to advance to specific milestone events or final conclusion. As at December 31, 2016, if there was a favourable outcome or settlement, the Company estimates there would potentially be additional legal fees of approximately $20.2 million (US$15.1 million at closing Bank of Canada rate on December 31, 2016, of $1.3427 CDN / US dollar) payable by the Company which would be payable in three equal tranches over three years.

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

No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2016, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2016.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. The Company was not the operator of a mine in the United States during the fiscal year ended December 31, 2016.

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

Date: March 30, 2017.	NORTHERN DYNASTY MINERALS LTD.

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

99.5

Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2016, and 2015, together with the reports of the Independent Registered Public Accounting Firm thereon

99.6	Management’s Discussion and Analysis for the year ended December 31, 2016

99.7	Annual Information Form of the Company for the year ended December 31, 2016

99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.9	Consent of J. David Gaunt, P.Geo.

99.10	Consent of Stephen Hodgson, P.Eng.

99.11	Consent of James Lang, P.Geo.

99.12	Consent of Ting Lu, P.Eng.

99.13	Consent of Eric Titley, P.Geo.