Form 40-F
period 2017-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2018-03-30
CIK 1164771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017	Commission File Number: 001-32210

	NORTHERN DYNASTY MINERALS LTD.
	(Exact name of Registrant as specified in its charter)

British Columbia Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
	15th Floor, 1040 West Georgia Street Vancouver, British Columbia Canada V6E 4H1 (604) 684-6365
	(Address and telephone number of Registrant’s principal executive offices)
	Corporation Service Company Suite 400, 2711 Centerville Road Wilmington, Delaware 19808 (800) 927-9800
	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 308,237,856 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

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

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Introductory Information

In this annual report, references to “we”, “our”, “us”, the “Company” or “Northern Dynasty”, mean Northern Dynasty Minerals Ltd. its subsidiaries and consolidated interests, unless the context suggests otherwise.

Northern Dynasty is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The equity securities of the Company are further exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.

principal documents

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2017 (the “AIF”)	99.7
Audited consolidated financial statements of the Company as at and for the years ended December 31, 2017 and 2016, including the report of the Independent Registered Public Accounting Firm with respect thereto	99.5
Management’s Discussion and Analysis of the Company for the year ended December 31, 2017 (the “MD&A”)	99.6

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding our intent, belief or current expectation and that of our officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. All statements in documents incorporated herein, other than statements of historical facts that address future production, permitting, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Other forward-looking statements include, among others, statements regarding:

●	our expectations regarding the potential for securing the necessary permitting of a mine at the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

●	the outcome of due diligence and negotiations to complete a partnering transaction;

●	the outcome of any other legal proceedings in which we may be engaged;

●	our ability to raise capital for exploration and development activities

●	expected financial performance in future periods;

●	our plan of operations, and

●	factors relating to our investment decisions.

Certain of the assumptions we have made include assumptions regarding, among other things:

●	that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

●	that we will successfully complete a partnering transaction, including finalization of definitive agreements and fulfilment of conditions precedent therein, including receipt of all approvals;

●	that the Company will ultimately be able to demonstrate that a mine at the Pebble Project can be economically developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;

●	that the market prices of copper, gold, molybdenum and silver will not decline significantly or stay depressed for a lengthy period of time;

●	that our key personnel will continue their employment with us; and

●	that we will continue to be able to secure minimum adequate financing on acceptable terms.

Some of the risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include:

●	an inability to ultimately obtain permitting for a mine at the Pebble Project;

●	an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

●	an inability to complete a partnering transaction on terms satisfactory to the Company;

●	an inability to continue to fund exploration and development activities and other operating costs;

●	the highly cyclical and speculative nature of the mineral resource exploration business;

●	the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on our Pebble Project;

●	an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;

●	the potential for loss of the services of key executive officers;

●	a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;

●	the volatility of gold, copper and molybdenum an silver prices and mining share prices;

●	the inherent risk involved in the exploration, development and production of minerals and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

●	the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

●	potential claims by third parties to titles or rights involving the Pebble Project;

●	uncertainty related to litigation;

●	the possible inability to insure our operations against all risks;

●	the highly competitive nature of the mining business;

●	the potential dilution to current shareholders from future equity financings;

●	the potential dilution to current shareholders from the exercise of share purchase options and warrants to purchase the Company’s shares; and

●	that we have never paid dividends and will not do so in the foreseeable future.

We refer you to the section entitled “Risk Factors” under Item 5 in our AIF for more detailed discussion of such risks and other important factors that could cause our actual results to differ materially from those in such forward-looking statements. Except as required by law, we assume no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. Canadian public companies are required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Consequently, the Company’s audited financial statements for the years ended December 31, 2017 and 2016 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and the audit is performed in accordance with Canadian auditing standards and the standards of the United States Public Accounting Oversight Board, and independence standards of both Canada and the SEC, each of which differ in some respects to United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with US GAAP.

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

●	recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and

●	accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“ICFR”), as defined by Rule 13a-15(f) and 15d-15(f) of the Exchange Act, is a process designed by, or under the supervision of the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s ICFR includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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

The Company’s management, with the participation of the CEO and CFO, assessed the effectiveness of the Company’s ICFR as of December 31, 2017. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment, management has concluded that the Company’s ICFR was effective as of December 31, 2017.

Auditor’s Attestation Report

The Company is presently an “emerging growth company” as defined in section 3(a) of the Exchange Act, and the Company will continue to qualify as an “emerging growth company” until the earliest of:

(a)	the last day of the fiscal year during which the Company has total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more;

(b)	the last day of the Company’s fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

(c)	the date on which the Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or

(d)	the date on which the Company is deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b–2.

Northern Dynasty expects to continue to be an emerging growth company until December 31, 2020.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an “accelerated filer” or a “larger accelerated filer” (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, the Company will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act, even if it were to qualify as an “accelerated filer” or a “larger accelerated filer”. The Company was an “accelerated filer” for fiscal 2017 (as determined on June 30, 2017, being the last day of the Company’s second fiscal quarter). Based on the Company’s current status as an “emerging growth company” management’s report was not subject to attestation by the Company’s registered public accounting firm and, accordingly, this Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.

No Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company’s ICFR to determine whether any changes occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. There have been no changes that occurred during the Company’s fiscal year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

AUDIT COMMITTEE

Our Board of Directors (the “Board”) has established a separately-designated independent Audit and Risk Committee (the “Audit Committee”) of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements. As at the date of this annual report, the Audit Committee was comprised of Steven Decker, Christian Milau and Ken Pickering. The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE American LLC Company Guide.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. Christian Milau is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable securities laws and the listing requirements of the NYSE American LLC.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditor for each of our last two fiscal years ended December 31:

	2017	2016
Audit Fees	$ 107,000	$ 122,000
Audit-Related Fees	–	182,000
Tax Fees	10,000	–
All Other Fees	–	–
Total	$ 117,000	$ 304,000

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

Audit Committee Pre-Approval Policies

From time to time, management of the Company recommends to and requests approval from the audit committee for audit and non-audit services to be provided by the Company’s auditor. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditor for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the non-audit services requested would be considered “prohibited services” as contemplated by the SEC, and whether the non-audit services requested and the fees related to such services could impair the independence of the auditor.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The following table lists information as of December 31, 2017 with respect to our known contractual obligations:

Contractual obligation	Total (‘000)	Payments due by period (‘000)
		Less than 1 Year	Between 1 and 3 years	Between 3 and 5 years
Long term debt obligations	$ –	$ –	$ –	$ –
Capital (finance) lease obligation	–	–	–	–
Operating lease obligations [1]	1,331	370	475	486
Purchase obligations	–	–	–	–
Other long term liabilities [1,2]	14,098	7,448	6,650	–
Total	$ 15,429	$ 7,818	$ 7,125	$ 486

Notes

1.	Amounts are to be paid by the Company in US dollars. The conversion rate employed in the table was the year end rate of Cdn$1.2573 / US dollar.

2.	As a result of the joint settlement agreement between the Company and the EPA in May 2017, the Company’s legal counsel are due US$16.6 million in additional legal fees (“success fees”) of which US$15.9 million is payable in three annual instalments of $5.3 million and the balance of $0.7 million is payable in less than a year. The first annual instalment was paid in December 2017. The next two instalments are payable in December 2018 and 2019 respectively. Of the balance of US$0.7 million, US$0.1 million was paid in December 2017.

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

No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2017, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2017.

NYSE AMERICAN Equities CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE American Exchange (“NYSE American”). Section 110 of the NYSE American LLC Company Guide permits NYSE American to consider the laws, customs and practices of their home country in relaxing certain NYSE American listing criteria otherwise applicable to foreign issuers, and grants exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by United States domestic companies pursuant to NYSE American standards is contained on the Company’s website at www.northerndynastyminerals.com.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. The Company was not the operator of a mine in the United States during the fiscal year ended December 31, 2017.

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

Date: March 29, 2018.	NORTHERN DYNASTY MINERALS LTD.

By: /s/ Ronald W. Thiessen

Ronald W. Thiessen
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2017, and 2016, together with the report of the Independent Registered Public Accounting Firm thereon

99.6	Management’s Discussion and Analysis for the year ended December 31, 2017

99.7	Annual Information Form of the Company for the year ended December 31, 2017

99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.9	Consent of J. David Gaunt, P.Geo.

99.10	Consent of James Lang, P.Geo.

99.11	Consent of Eric Titley, P.Geo.

99.12	Consent of Ting Lu, P.Eng.

99.13	Consent of Stephen Hodgson, P.Eng.