Form 40-F
period 2018-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2019-04-01
CIK 1164771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018	Commission File Number: 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Exact name of Registrant as specified in its charter)

British Columbia Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

15th Floor, 1040 West Georgia Street Vancouver, British Columbia Canada V6E 4H1 (604) 684-6365
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company Suite 400, 2711 Centerville Road Wilmington, Delaware 19808 (800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 313,417,856 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes	☐	No	☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	☐	No	☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

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

principal documents

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2018 (the “AIF”)	99.7
Audited consolidated financial statements of the Company as at and for the years ended December 31, 2018 and 2017, including the report of the Independent Registered Public Accounting Firm with respect thereto	99.5
Management’s Discussion and Analysis of the Company for the year ended December 31, 2018 (the “MD&A”)	99.6

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding our intent, belief or current expectation and that of our officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. All statements in documents incorporated herein, other than statements of historical facts that address future production, permitting, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Other forward-looking statements include, among others, statements regarding:

•	our expectations regarding the potential for securing the necessary permitting of a mine at the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

•	our ability to successfully apply for and obtain the federal and state permits that we will be required to obtain for the Pebble Project under the Clean Water Act (“CWA”) and the National Environmental Policy Act (“NEPA”);

•	our plan of operations, including our plans to carry out and finance exploration and development activities;

•	our ability to raise capital for exploration and development activities and working capital;

•	our expected financial performance in future periods;

•	our expectations regarding the exploration and development potential of the Pebble Project

•	the outcome of any other legal proceedings in which we are engaged; and

•	factors relating to our investment decisions.

Certain of the assumptions we have made include assumptions regarding, among other things:

•	that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

•	that we will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;

•	that the market prices of copper, gold, molybdenum and silver will not decline significantly or stay depressed for a lengthy period of time;

•	that our key personnel will continue their employment with us; and

•	that we will continue to be able to secure minimum adequate financing on acceptable terms.

Some of the risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include:

•	an inability to ultimately obtain permitting for a mine at the Pebble Project;

•	an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

•	an inability to complete a partnering transaction on terms satisfactory to the Company;

•	an inability to continue to fund exploration and development activities and other operating costs;

•	the highly cyclical and speculative nature of the mineral resource exploration business;

•	the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on our Pebble Project;

•	an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;

•	the potential for loss of the services of key executive officers;

•	a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;

•	the volatility of gold, copper, molybdenum and silver prices and share prices of mining companies;

•	the inherent risk involved in the exploration, development and production of minerals and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

•	the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

•	potential claims by third parties to titles or rights involving the Pebble Project;

•	the uncertainty of the outcome of current or future litigation;

•	the possible inability to insure our operations against all risks;

•	the highly competitive nature of the mining business;

•	our ability to obtain funding for working capital and other purposes;

•	the potential equity dilution to current shareholders from future equity financings or from the exercise of share purchase options and warrants to purchase the Company’s shares; and

•	that we have never paid dividends and will not do so in the foreseeable future.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS

The disclosure in this annual report, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded upon expiry of a transition period.

The SEC Modernization Rules include the adoption of definitions of the following terms, which are substantially similar to the corresponding terms under the CIM Definition Standards under “Canadian Mineral Property Disclosure Standards and Resource Estimates”:

•	feasibility study;

•	indicated mineral resource;

•	inferred mineral resource;

•	measured mineral resource;

•	mineral reserve;

•	mineral resource;

•	modifying factors;

•	preliminary feasibility study (or “pre-feasibility study”);

•	probable mineral resource; and

•	proven mineral reserve.

As a result of the adoption of the SEC Modernization Rules, the SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definitions.

We are not required to provide disclosure on our mineral properties, including the Pebble Project, under the SEC Modernization Rules as we are presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS between Canada and the United States. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties, including the Pebble Project, in accordance with NI 43-101 disclosure standards and CIM Definition Standards. However, if we either cease to be a “foreign issuer” or cease to be entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties, including the Pebble Project, in this annual report and under our continuous disclosure obligations under the U.S. Exchange Act may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

United States investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral resources that we may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that we report in this annual report are or will be economically or legally mineable.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements which require Canadian public companies to prepare financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Committee (together, “IFRS”). Accordingly, the Company’s audited consolidated financial statements for the years ended December 31, 2018 and 2017 have been prepared in accordance with IFRS, and the audit is performed in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC. Therefore, the Company’s consolidated financial statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with US GAAP.

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

•	recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and

•	accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“ICFR”), as defined by Rule 13a-15(f) and 15d-15(f) of the Exchange Act, is a process designed by, or under the supervision of the Company’s principal executive and principal financial officers or persons performing similar functions and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s ICFR includes those policies and procedures that:

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

The Company’s management, with the participation of the CEO and CFO, assessed the effectiveness of the Company’s ICFR as of December 31, 2018. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment, management has concluded that the Company’s ICFR was effective as of December 31, 2018.

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

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an “accelerated filer” or a “larger accelerated filer” (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, the Company will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act, even if it were to qualify as an “accelerated filer” or a “larger accelerated filer”. The Company was an “accelerated filer” for fiscal 2018 (as determined on June 30, 2018, being the last day of the Company’s second fiscal quarter). Based on the Company’s current status as an “emerging growth company” management’s report was not subject to attestation by the Company’s registered public accounting firm and, accordingly, this Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.

No Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company’s ICFR to determine whether any changes occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. There have been no changes that occurred during the Company’s fiscal year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

AUDIT COMMITTEE

Our Board of Directors (the “Board”) has established a separately-designated independent Audit and Risk Committee (the “Audit Committee”) of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements. As at the date of this annual report, the Audit Committee was comprised of Gordon Keep, Christian Milau (Chair) and Ken Pickering. The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE American LLC Company Guide.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. Christian Milau is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable securities laws and the listing requirements of the NYSE American LLC.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditor for each of our last two fiscal years ended December 31 in Canadian dollars:

	2018	2017
Audit Fees	$ 110,000	$ 107,000
Audit-Related Fees	–	–
Tax Fees	–	10,000
All Other Fees	–	–
Total	$ 110,000	$ 117,000

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

CONTRACTUAL OBLIGATIONS

The following table lists information as of December 31, 2018 with respect to our known contractual obligations in thousands of Canadian dollars:

Contractual obligation	Total (‘000)	Payments due by period (‘000)
		Less than 1 Year	Between 1 and 3 years	Between 3 and 5 years
Long term debt obligations	$ –	$ –	$ –	$ –
Capital (finance) lease obligation	–	–	–	–
Operating lease obligations [1]	1,284	494	790	–
Purchase obligations	0	0	0	–
Other long term liabilities [1,2]	7,194	ؘ0	7,194	–
Total	$ 8,478	$ 494	$ 7,984	$ –

Notes

1.	Amounts are to be paid by the Company in US dollars. The conversion rate employed in the table was the year end rate of Cdn$1.3641 / US dollar.

2.	Relates to the final annual instalment of US$5,274 in additional fees due to legal counsel on the joint settlement with the EPA in May 2017 that were to be paid in December 2019 and is now due on or before January 31, 2020.

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

No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2018, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2018.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. The Company was not the operator of a mine in the United States during the fiscal year ended December 31, 2018.

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

Date: April 1, 2019.	NORTHERN DYNASTY MINERALS LTD.

	By:	/s/ Ronald W. Thiessen
Ronald W. Thiessen
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2018, and 2017, together with the report of the Independent Registered Public Accounting Firm thereon

99.6	Management’s Discussion and Analysis for the year ended December 31, 2018

99.7	Annual Information Form of the Company for the year ended December 31, 2018

99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.9	Consent of J. David Gaunt, P.Geo.

99.10	Consent of James Lang, P.Geo.

99.11	Consent of Eric Titley, P.Geo.

99.12	Consent of Ting Lu, P.Eng.

99.13	Consent of Stephen Hodgson, P.Eng.