Form 40-F
period 2020-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2021-04-01
CIK 1164771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission File Number: 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Exact name of Registrant as specified in its charter)

British Columbia Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

15th Floor, 1040 West Georgia Street Vancouver, British Columbia Canada V6E 4H1 (604) 684-6365
(Address and telephone number of Registrant’s principal executive offices)
Corporation Service Company Suite 400, 2711 Centerville Road Wilmington, Delaware 19808 (800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:
Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:
Annual Information Form	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 509,046,631 Common Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒

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

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to "$" mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2020 (the "AIF")	99.7
Audited Consolidated Financial Statements of the Company as at and for the years ended December 31, 2020 and 2019, including the reports of the Independent Registered Public Accounting Firm with respect thereto ("Audited Consolidated Financial Statements")	99.5
Management’s Discussion and Analysis of the Company for the year ended December 31, 2020 (the "MD&A")	99.6

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

●
the success of our appeal of the Record of Decision (the "ROD") of the United States Army Corps of Engineers (the "USACE") denying the issuance of certain permits required for the Pebble Project and, if granted, the success of this appeal;

●
our ability to successfully apply for and obtain the federal and state permits that we will be required to obtain for the Pebble Project under the Clean Water Act ("CWA") and the National Environmental Policy Act ("NEPA");

●
the outcome of the US government investigations involving the Company;

●
our ability to successfully defend against purported class action lawsuits that have been commenced against the Company;

●
our plan of operations, including our plans to carry out and finance exploration and development activities;

●
our ability to raise capital for exploration, permitting and development activities and meet our working capital requirements;

●
our expected financial performance in future periods;

●
our expectations regarding the exploration and development potential of the Pebble Project;

●
the outcome of the legal proceedings in which we are engaged;

●
the uncertainties with respect to the effects of COVID-19; and

●
factors relating to our investment decisions.

Certain of the assumptions we have made include assumptions regarding, among other things:

●
that our appeal of the ROD with the USACE will be successful;

●
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

●
that the COVID-19 outbreak will not materially impact or delay our ability to obtain permitting for a mine at the Pebble Project;

●
that the market prices of copper, gold, molybdenum, silver and rhenium will not significantly decline or stay depressed for a lengthy period of time;

●
that our key personnel will continue their employment with us; and

●
that we will continue to be able to secure minimum adequate financing on acceptable terms.

Some of the risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include:

●
we may be unsuccessful in our appeal of the ROD with respect to the decision to deny the issuance of permits which we require to operate a mine at the Pebble Project;

●
an inability to ultimately obtain permitting for a mine at the Pebble Project;

●
an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

●
we may not be successful in defending shareholder securities litigation claims that have been filed against us in the US and in Canada;

●
the uncertainty of the outcome of current or future government investigations and inquiries, including but not limited to, matters before the U.S. Department of Justice and the Securities and Exchange Commission;

●
government efforts to curtail the COVID-19 pandemic may delay the Company in completion of its work relating to this permitting process;

●
our ability to obtain funding for working capital and other corporate purposes associated with advancement of the Pebble Project;

●
an inability to continue to fund exploration and development activities and other operating costs;

●
our actual operating expenses may be higher than projected;

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

●
the volatility of gold, copper, molybdenum, silver and rhenium prices and share prices of mining companies;

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

●
the uncertainty of the outcome of current or future litigation including but not limited to, the appeal of the ROD denying the issuance of permits required to operate a mine at the Pebble Project;

●
the possible inability to insure our operations against all risks;

●
the highly competitive nature of the mining business;

●
the potential equity dilution to current shareholders from future equity financings or from the exercise of share purchase options and warrants to purchase Company’s shares; and

●
that we have never paid dividends and will not do so in the foreseeable future.

We refer you to Section F, "Risk Factors" under Item 5 in our AIF and Section 1.15.5 "Risk Factors" in our MD&A for more detailed discussion of such risks and other important factors that could cause our actual results to differ materially from those in such forward-looking statements. Except as required by law, we assume no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING

CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS

The disclosure in this annual report, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act, effective February 25, 2019 (the "SEC Modernization Rules"), with compliance required for the first fiscal year on or after January 1, 2021. The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which will be rescinded from and after the required compliance date of the SEC Modernization Rules.

The SEC Modernization Rules include the adoption of definitions of the following terms, which are substantially similar to the corresponding terms under the CIM Definition Standards under "Canadian Mineral Property Disclosure Standards and Resource Estimates":

●
feasibility study;

●
indicated mineral resource;

●
inferred mineral resource;

●
measured mineral resource;

●
mineral reserve;

●
mineral resource;

●
modifying factors;

●
preliminary feasibility study (or "pre-feasibility study");

●
probable mineral resource; and

●
proven mineral reserve.

As a result of the adoption of the SEC Modernization Rules, the SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM Definitions.

We are not required to provide disclosure on our mineral properties, including the Pebble Project, under the SEC Modernization Rules as we are presently a "foreign issuer" under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS between Canada and the United States. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties, including the Pebble Project, in accordance with NI 43-101 disclosure standards and CIM Definition Standards. However, if we either cease to be a "foreign issuer" or cease to be entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules, subject to a transition period with full compliance required for fiscal years beginning on or after January 1, 2021. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties, including the Pebble Project, in this annual report and under our continuous disclosure obligations under the U.S. Exchange Act may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

United States investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral resources that we may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that we report in this annual report are or will be economically or legally mineable.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian securities laws, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements which require Canadian public companies to prepare financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together, "IFRS"). Accordingly, the Company’s Audited Consolidated Financial Statements have been prepared in accordance with IFRS, and the audit is performed in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC. Therefore, the Company’s Audited Consolidated Financial Statements incorporated by reference in this annual report may not be comparable to financial statements prepared in accordance with US GAAP.

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR"), as defined by Rule 13a-15(f) and 15d-15(f) of the Exchange Act, is a process designed by, or under the supervision of the Company's principal executive and principal financial officers or persons performing similar functions and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company's ICFR includes those policies and procedures that:

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

The Company’s management, with the participation of the CEO and CFO, assessed the effectiveness of the Company’s ICFR as of December 31, 2020. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its assessment, management has concluded that the Company’s ICFR was effective as of December 31, 2020.

Auditor’s Attestation Report

The Company ceased to be an "emerging growth company" as defined in section 3(a) of the Exchange Act effective December 31, 2020. Accordingly, the Company’s ICFR as of December 31, 2020, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2020. Deloitte LLP’s attestation report on the Company's internal control over financial reporting as of December 31, 2020, is included in the Company's Audited Consolidated Financial Statements incorporated herein by reference (Exhibit 99.5).

No Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company’s ICFR to determine whether any changes occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. There have been no changes that occurred during the Company’s fiscal year ended December 31, 2020, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditor for each of our last two fiscal years ended December 31 in Canadian dollars:

	2020	2018
Audit Fees	$182,000	$145,000
Audit-Related Fees	74,000	158,000
Tax Fees	–	–
All Other Fees	–	–
Total	$256,000	$303,000

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

Audit related fees relate to assistance with the Company’s prospectus supplements filed in December/January 2019/2020 and April/May 2020, the short form base shelf prospectus filed in June 2020 and the prospectus supplement filed in July 2020.

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

CONTRACTUAL OBLIGATIONS

The following table lists information as of December 31, 2020, with respect to our known contractual obligations in thousands of Canadian dollars:

		Payments due by period (‘000)
Contractual obligation	Total (‘000)	Less than 1 Year	Between 1 and 3 years	Between 3 and 5 years
Long term debt obligations	$–	$–	$–	$–
Lease obligations 1	1,204	337	604	263
Purchase obligations	–	–	–	–
Other long term liabilities 1, 2	3,389	3,389	–	–
Total	$4,256	$3,726	$604	$263

Notes

1.
The majority of the amounts are to be paid by the Company in US dollars, and represent the undiscounted lease payments to be made in respect of right-of-use assets recognized in the audited consolidated financial statements for the year. The conversion rate employed in the table was the year end rate of Cdn$1.2736 / US dollar.

2.
Relates to the remaining legal fees due to legal counsel of US$2,578 on the joint settlement with the EPA in May 2017, which is payable in two tranches on April 1 ,2021 and July 1 ,2021. The amount shown includes accrued interest of US$83 as at December 31, 2020.

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

No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2020, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2020.

NYSE AMERICAN EQUITIES CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the NYSE American Exchange ("NYSE American"). Section 110 of the NYSE American LLC Company Guide permits NYSE American to consider the laws, customs and practices of their home country in relaxing certain NYSE American listing criteria otherwise applicable to foreign issuers, and grants exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by United States domestic companies pursuant to NYSE American standards is contained on the Company’s website at www.northerndynastyminerals.com.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. The Company was not the operator of a mine in the United States during the fiscal year ended December 31, 2020.

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

NORTHERN DYNASTY MINERALS LTD.

Date: March 31, 2021	By:	/s/ Ronald W. Thiessen
Ronald W. Thiessen
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5
Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2020, and 2019, together with the report of the Independent Registered Public Accounting Firm thereon

99.6	Management’s Discussion and Analysis for the year ended December 31, 2020
99.7	Annual Information Form of the Company for the year ended December 31, 2020
99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.9	Consent of J. David Gaunt, P.Geo.
99.10	Consent of James Lang, P.Geo.
99.11	Consent of Eric Titley, P.Geo.
99.12	Consent of Hassan Ghaffari, P.Eng.
99.13	Consent of Stephen Hodgson, P.Eng.