Form 40-F
period 2021-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2022-04-04
CIK 1164771

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021	Commission File Number: 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

14th Floor, 1040 West Georgia Street Vancouver, British Columbia, Canada V6E 4H1

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 529,779,388 Common Shares as at December 31, 2021.

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

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.

Annual Information Form of the Company for the year ended December 31, 2021 (the “AIF”)	99.7

Audited Consolidated Financial Statements of the Company as at and for the years ended December 31, 2021 and 2020, including the reports of the Independent Registered Public Accounting Firm with respect thereto (the “Audited Consolidated Financial Statements”)	99.5

Management’s Discussion and Analysis of the Company for the year ended December 31, 2021 (the “MD&A”)	99.6

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of Section 21E under the Exchange Act and Section 27A of the United States Securities Act of 1933, as amended. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding our intent, belief or current expectation and that of our officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. All statements in documents incorporated herein, other than statements of historical facts that address future production, permitting, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Other forward-looking statements include, among others, statements regarding:

•	our expectations regarding the potential for securing the necessary permitting of a mine at the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

•

the success of our appeal of the Record of Decision (the “ROD”) of the United States Army Corps of Engineers (the “USACE”) denying the issuance of certain permits required for the Pebble Project and, and the timing of a decision of this appeal;

•

our ability to successfully obtain federal permits and apply for and obtain state permits that we will be required to obtain for the Pebble Project under the Clean Water Act (“CWA”) and the National Environmental Policy Act (“NEPA”) and relevant legislation;

•	the outcome of the US government investigations involving the Company;

•	our ability to successfully defend against purported class action law suits that have been commenced against the Company;

•	our plan of operations, including our plans to carry out and finance exploration and development activities;

•	our ability to raise capital for exploration, permitting and development activities and meet our working capital requirements;

•	our expected financial performance in future periods;

•	our expectations regarding the exploration and development potential of the Pebble Project

•	the outcome of the legal proceedings in which we are engaged;

•	the contribution of the Pebble Project to the Alaskan and United States economies;

•	the uncertainties with respect to the effects of COVID-19;

•	the uncertainties related to the conflict in the Ukraine; and

•	factors relating to our investment decisions.

Such forward-looking statements or information related to the Preliminary Economic Assessment for the Pebble Project (as referred to in the AIF and the MD&A, the “2021 PEA”) include statements regarding (i) the mine plan for the Pebble Project, the financial results of the 2021 PEA, including net present value and internal rates of return, and the ability of the Pebble Partnership to secure the financing to proceed with the development of the Pebble Project, including any stream financing and infrastructure outsourcing, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the U.S. Army Corps of Engineers and the ability of the Pebble Project to secure all required federal and state permits, (v) the right-sizing and de-risking of the Pebble Project, including any determination to pursue any of the expansion scenarios for the Pebble Project or to incorporate a gold plant, (vi) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold and the metals prices assumed for the financial projections including the 2021 PEA, (ix) the potential addition of partners in the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project. Such forward-looking statements or information related to this Preliminary Economic Assessment include but are not limited to statements or information with respect to the mined and processed material estimates; the internal rate of return; the annual production; the net present value; the life of mine; the capital costs, operating costs estimated for each of the Proposed Project and three Expansion Scenarios for the Pebble Project; and other costs and payments for the proposed infrastructure for the Pebble Project (including how, when, where and by whom such infrastructure will be constructed or developed); projected metallurgical recoveries; plans for further development, and securing the required permits and licenses for further studies to consider expansion of the operation; and market price of precious and base metals; or other statements that are not statement of fact.

Certain of the assumptions we have made include assumptions regarding, among other things:

•	that our appeal of the ROD with the USACE will be successful;

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

•	that we will ultimately be able to demonstrate that a mine at the Pebble Project will be economically feasible based on a mine plan for which permitting can be secured;

•	the U.S. Environmental Protection Agency’s Proposed Determination process under the CWA will not have a negative impact on the ability of the Pebble Partnership to develop the Pebble Project;

•	that the COVID-19 outbreak will not materially impact or delay our ability to obtain permitting for a mine at the Pebble Project;

•	that the market prices of copper, gold, molybdenum, silver and rhenium will not significantly decline or stay depressed for a lengthy period of time;

•	the projected contributions of the Pebble Project to the Alaskan and United States economics are subject to the assumptions underlying the 2021 PEA and other assumptions as to economic impact;

•	that our key personnel will continue their employment with us; and

•	that we will continue to be able to secure minimum adequate financing on acceptable terms.

Some of the risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include:

•

we may be unsuccessful in our appeal of the ROD with respect to the decision to deny the issuance of permits which we require to operate a mine at the Pebble Project, and the timing of a decision on the appeal may be longer than anticipated;

•	the issuance by the U.S. Environmental Protection Agency of a Revised Proposed Determination under the CWA;

•	an inability to ultimately obtain permitting for a mine at the Pebble Project;

•

an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

•

we may not be successful in defending shareholder securities litigation claims that have been filed against us in the US and in Canada, and we may be obligated to indemnify our underwriters in addition to being subject to liabilities to the plaintiffs;

•

the uncertainty of the outcome of current or future government investigations and inquiries, including but not limited to, matters before the U.S. Department of Justice, a federal grand jury in Alaska and the Securities and Exchange Commission;

•	government efforts to curtail the COVID-19 pandemic may delay the Company in completion of its work relating to this permitting process;

•	our ability to obtain funding for working capital and other corporate purposes associated with advancement of the Pebble Project;

•	an inability to continue to fund exploration and development activities and other operating costs;

•	the highly cyclical and speculative nature of the mineral resource exploration business;

•	our actual operating expenses may be higher than projected;

•	the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on our Pebble Project;

•	an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;

•	the potential for loss of the services of key executive officers;

•	a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;

•

an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

•	the volatility of gold, copper, molybdenum, silver and rhenium prices and share prices of mining companies;

•	the inherent risk involved in the exploration, development and production of minerals and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

•

the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

•	potential claims by third parties to titles or rights involving the Pebble Project;

•

the uncertainty of the outcome of current or future litigation including but not limited to, the appeal of the ROD denying the issuance of many of the permits required to operate a mine at the Pebble Project;

•	the possible inability to insure our operations against all risks;

•	the highly competitive nature of the mining business;

•	the projected contributions of the Pebble Project to the Alaskan and United States economies may not be realized;

•	the potential equity dilution to current shareholders from future equity financings or from the exercise of share purchase options and warrants to purchase Company’s shares; and

•	that we have never paid dividends and will not do so in the foreseeable future.

We refer you to Section F, “Risk Factors” under Item 5 in our AIF, Section 1.15.5 “Risk Factors” in our MD&A and the discussions of forward-looking statements in our AIF and MD&A for more detailed discussion of such risks and other important factors that could cause our actual results to differ materially from those in such forward-looking statements. These discussions of forward-looking statements and risk factors identify factors that could cause our actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this Annual Report are made as of the date hereof and, accordingly are subject to change after such date. Except as required by law, we assume no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

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

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act, effective February 25, 2019 (the “SEC Modernization Rules”), with compliance required for the first fiscal year on or after January 1, 2021. The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded from and after the required compliance date of the SEC Modernization Rules.

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

The 2021 PEA is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no assurance that the 2021 PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability, and there is no assurance that the Pebble Project mineral resources will ever be upgraded to reserves. The 2021 PEA assumes that the proposed Pebble Project will ultimately be able to obtain the required permits from the USACE and state of Alaska authorities to enable development of the project. Neither the 2021 PEA, nor the mineral resource estimates on which the 2021 PEA is based, have been adjusted for any risk that the Pebble Partnership may not be able to successfully appeal the record of decision issued by the USACE on November 25, 2020, denying the granting of the required permit under the CWA.

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

The Company’s management, with the participation of the CEO and CFO, assessed the effectiveness of the Company’s ICFR as of December 31, 2021. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment, management has concluded that the Company’s ICFR was effective as of December 31, 2021.

Auditor’s Attestation Report

The Company’s ICFR as of December 31, 2021, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2021. Deloitte LLP’s attestation report on the Company’s ICFR as of December 31, 2021, is included in the Company’s Audited Consolidated Financial Statements incorporated herein by reference (exhibit 99.5).

No Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company’s ICFR to determine whether any changes occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. There have been no changes that occurred during the Company’s fiscal year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about aggregate fees billed to us by our principal accountant, Deloitte LLP (PCAOB ID No. 1208) is presented under “Item 19, Audit and Risk Committee, Auditor Fees, Exemptions, Code of Ethics - Principal Accountant Fees and Services” in our AIF and is incorporated herein by reference (Exhibit 99.7).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The following table lists information as of December 31, 2021, with respect to our known contractual obligations in thousands of Canadian dollars:

Contractual obligation	Total (‘000)	Payments due by period (‘000)
		Less than 1 Year	Between 1 and 3 years	Between 3 and 5 years
Long term debt obligations	$–	$–	$–	$–
Lease obligations [1]	740	190	330	220
Purchase obligations	–	–	–	–
Other long term liabilities [2]	1,285	145	1,006	134
Total	$2,025	$335	$1,336	$354

Notes

1.

The majority of the amounts are to be paid by the Company in US dollars, and represent the undiscounted lease payments to be made in respect of right-of-use assets recognized in the Audited Consolidated Financial statements. The conversion rate employed in the table was the year end rate of Cdn$1.2641 per US dollar.

2.	Includes US$635 ($804) payable on the completion of a partnering transaction, and payments due on a short term lease and for the use of offices and shared space.

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

No substantive amendments were made to the Company’s Code of Ethics during the fiscal year ended December 31, 2021, and no waivers of the Company’s Code of Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2021.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. The Company was not the operator of a mine in the United States during the fiscal year ended December 31, 2021.

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

Date: March 31, 2022.	NORTHERN DYNASTY MINERALS LTD.

	By:	/s/ Ronald W. Thiessen
Ronald W. Thiessen
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5

Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2021, and 2020, together with the report of the Independent Registered Public Accounting Firm thereon

99.6	Management’s Discussion and Analysis for the year ended December 31, 2021

99.7	Annual Information Form of the Company for the year ended December 31, 2021

99.8	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.9	Consent of J. David Gaunt, P.Geo.

99.10	Consent of James Lang, P.Geo.

99.11	Consent of Eric Titley, P.Geo.

99.12	Consent of Les Galbraith, P.Eng.

99.13	Consent of Hassan Ghaffari, P.Eng.

99.14	Consent of Sabry Abdel Hafez, P.Eng

99.15	Consent of Stephen Hodgson, P.Eng.

99.16	Consent of Robert Kalanchey, P.Eng.

