Form 40-F
period 2023-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2024-04-02
CIK 1164771

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023 Commission File Number: 001-32210

NORTHERN DYNASTY MINERALS LTD
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

Suite 400,2711 Centerville Road

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 538,478,010 Common Shares as at December 31, 2023.

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

Northern Dynasty is a Canadian public company whose common shares are listed on the Toronto Stock Exchange and the NYSE American Exchange (“NYSE American”). Northern Dynasty is “foreign private issuer” and is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The equity securities of the Company are further exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2023 (the “AIF”)	99.1
Audited Consolidated Financial Statements of the Company as at and for the years ended December 31, 2023 and 2022, including the reports of the Independent Registered Public Accounting Firm with respect thereto (the “Audited Financial Statements”)	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2023 (the “MD&A”)	99.3

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of Section 21E under the Exchange Act and Section 27A of the United States Securities Act of 1933, as amended. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding our intent, belief or current expectation and that of our officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. All statements in documents incorporated herein, other than statements of historical facts that address future production, permitting, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Other forward-looking statements include, among others, statements regarding:

•	our goal regarding the potential for securing the necessary permitting for the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

Page | 2

•

the remand process to be completed by the Alaska District of the United States Army Corps of Engineers (the “USACE”) under the Administrative Appeal Decision and the issuance of the final Record of Decision (the “ROD”) under Section 404 of the Clean Water Act (“CWA”) under the remand process ordered by the USACE;

•	our ability to successfully obtain federal and state permits required for the Pebble Project under the CWA and the National Environmental Policy Act (“NEPA”), and relevant legislation;

•

the success of the two separate actions that have commenced in the United States (“U.S.”) federal courts challenging the Environmental Protection Agency (“EPA")’s actions in connection with its Final Determination to prevent the Company and the Pebble Partnership from building a mine at the Pebble Project and our related litigation strategy;

•	the outcome of the U.S. government investigations involving the Company;

•	our ability to successfully defend against or otherwise resolve purported class action lawsuits that have been commenced against the Company;

•	our plan of operations, including our plans to carry out and finance exploration and development activities;

•	our ability to raise capital for exploration, permitting and development activities and meet our working capital requirements;

•	our expected financial performance in future periods;

•	our expectations regarding the exploration and development potential of the Pebble Project

•	the outcome of the legal proceedings in which we are engaged;

•	the contribution of the Pebble Project to the U.S. federal, state, and regional economies;

•	that any additional prepayment investments will be made in connection with our gold and silver production Royalty Agreement for the Pebble Project;

•	the uncertainties related to the conflicts in Ukraine and the Middle East; and

•	factors relating to our investment decisions.

Certain of the assumptions we have made include assumptions regarding, among other things:

•	that the remand process of the ROD ordered under the Administrative Appeal Decision will enable us to respond to the USACE’s comments on the Compensatory Mitigation Plan (the "CMP") in our efforts to adequately address the direct and indirect impacts of the Pebble Project;

•

that we will ultimately be able to demonstrate that the Pebble Project can be economically developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state, and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of the Pebble Project;

•	that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

•	that we will ultimately be able to demonstrate that the Pebble Project will be economically feasible based on a project plan for which permitting can be secured;

Page | 3

•	that we will be successful in challenging the EPA’s Final Determination through the legal actions that we have commenced;

•	that the market prices of copper, gold, molybdenum, silver and rhenium will not significantly decline or stay depressed for a lengthy period;

•	that our key personnel will continue their employment with us; and

•	that we will continue to be able to secure adequate financing on acceptable terms.

Some of the risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include:

•	we may be unsuccessful in our efforts to present a revised CMP to the Alaska District under the USACE’s remand process that will address the concerns of the Alaska District as to the impacts of the Pebble Project with the result that the Alaska District may issue a final ROD denying the Pebble Partnership a permit under the CWA that we require to operate the Pebble Project;

•	the USACE may ultimately elect not to conduct any further review or analysis of the ROD or the CMP on remand because of the fact that the EPA had issued the Final Determination;

•	we may be unsuccessful in the legal actions that we have commenced to challenge the EPA’s Final Determination;

•	our inability to ultimately obtain permitting at the Pebble Project;

•	our inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

•

despite resolving the shareholder litigation claims that have been filed with the Court in the U.S., we may still need to litigate securities litigation claims that might be filed on an individual (non-class) basis with respect to three shareholders who “opted-out” of the U.S. applicable class settlement;

•	the uncertainty of the outcome of current or future government investigations and inquiries, including but not limited to, matters before the U.S. Department of Justice and a federal grand jury in Alaska;

•	our ability to obtain funding for working capital and other corporate purposes associated with advancement of the Pebble Project;

•	the Royalty Holder under our gold and silver production Royalty Agreement may not increase its investment;

•	an inability to continue to fund exploration and development activities and other operating costs;

•	our actual operating expenses may be higher than projected;

•	the highly cyclical and speculative nature of the mineral resource exploration business;

Page | 4

•	the technical uncertainties of the Pebble Project and the lack of established reserves on the Pebble Project;

•	an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue as a going concern;

•	the potential for loss of the services of key executive officers;

•	a history of, and expectation of further, financial losses from operations impacting our ability to continue as a going concern;

•	the volatility of gold, copper, molybdenum, silver and rhenium prices and share prices of mining companies;

•	uncertainty related to the conflicts in Ukraine and the Middle East;

•	the impact of inflation on project costs and budgets for 2024 and beyond;

•	the inherent risk involved in the exploration, development and production of minerals and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

•	the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

•	potential claims by third parties to titles or rights involving the Pebble Project;

•	the uncertainty of the outcome of current or future litigation including but not limited to, the appeal and remand of the ROD and our challenge of the EPA’s Final Determination;

•	the inability to insure our operations against all risks;

•	the highly competitive nature of the mining business;

•	the terms of the convertible notes may adversely impact our ability to complete future equity financings;

•	the potential equity dilution to current shareholders from future equity financings or from the exercise of share purchase options and warrants to purchase Company’s shares; and

•	that we have never paid dividends and will not do so in the foreseeable future.

The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the finalization of the project plan for the Pebble Project, including the financial results of the 2023 Preliminary Economic Assessment, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) the completion of all necessary engineering for mining, processing and infrastructure facilities, (v) our ability to secure a partner for the development of the Pebble Project, and (vi) our receipt of significant additional financing, including that associated with the full Royalty Agreement, to fund these objectives as well as funding mine construction.

We refer you to Section F, “Risk Factors” under Item 5 in our AIF, Section 1.15.5 “Risk Factors” in our MD&A and the discussions of forward-looking statements in our AIF and MD&A for more detailed discussion of such risks and other important factors that could cause our actual results to differ materially from those in such forward-looking statements.  These discussions of forward- looking statements and risk factors identify factors that could cause our actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this Annual Report are made as of the date hereof and, accordingly, are subject to change after such date.  Except as required by law, we assume no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Page | 5

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

The SEC adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act.  The SEC Modernization Rules include the adoption of definitions of the following terms, which are substantially similar to the corresponding terms under the CIM Definition Standards under “Canadian Mineral Property Disclosure Standards and Resource Estimates”:

•	mineral resource;

•	measured mineral resource

•	indicated mineral resource;

•	inferred mineral resource;

•	mineral reserve;

•	proven mineral reserve;

•	probable mineral reserve;

•	modifying factors;

•	feasibility study; and

•	preliminary feasibility study (or “pre-feasibility study”);

With the adoption of the SEC Modernization Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  In addition, the SEC amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definitions.

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

Page | 6

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

United States investors are also cautioned that while the SEC will recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all the mineral deposits in these categories will ever be converted into mineral reserves.  Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that we report in this annual report are or will be economically or legally mineable.

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

The Company’s 2023 PEA described in the AIF is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the 2023 PEA results will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability, and there is no assurance that the Pebble Project mineral resources will ever be upgraded to mineral reserves.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

International Financial Reporting Standards

The Company is permitted under MJDS to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company’s Audited Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (together, “IFRS”).

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as at December 31, 2023.

See sections "1.15.2, Disclosure Controls and Procedures, 1.15.3, Management’s Report on Internal Control over Financial Reporting (“ICFR”), and 1.15.4, Limitations of Controls and Procedures" in our MD&A incorporated herein by reference.

Page | 7

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

The Company’s management, with the participation of the CEO and CFO, assessed the effectiveness of the Company’s ICFR as of December 31, 2023.  In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on its assessment, management has concluded that the Company’s ICFR was effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

The Company’s ICFR as of December 31, 2023, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2023.  Deloitte LLP’s attestation report on the Company’s ICFR as of December 31, 2023, is included in the Company’s Audited Consolidated Financial Statements incorporated herein by reference (exhibit 99.2).

Page | 8

No Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company’s ICFR to determine whether any changes occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.  There have been no changes that occurred during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

AUDIT COMMITTEE

Our Board of Directors (the “Board”) has established a separately-designated independent Audit and Risk Committee (the “Audit Committee”) of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements.  As at the date of this annual report, the Audit Committee was comprised of Wayne Kirk, Christian Milau (Chair) and Ken Pickering.  The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE American LLC Company Guide.

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

CONTRACTUAL OBLIGATIONS

The disclosures provided under "Commitments and Payables " under 1.6, Liquidity in our MD&A is incorporated herein by reference.

CODE OF ETHICS

We have adopted a Code of Ethics that applies to our officers, employees and directors and promotes, among other things, honest and ethical conduct. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F.  The Code of Ethics is contained in the Corporate Governance Policies and Procedures Manual in Appendix 4 which is available for download from the Company’s website under Corporate at www.northerndynastyminerals.com.

During the Company’s fiscal year ended December 31, 2023, the Company did not i) substantially amend the Company’s Code of Ethics or ii) grant a waiver, including any implicit waiver, from any provision of the Company’s Code of Ethics, with respect to any of the directors, executive officers or employees subject to it.

Page | 9

NYSE AMERICAN CORPORATE GOVERNANCE

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977.  The Company was not the operator of a mine in the United States during the fiscal year ended December 31, 2023.

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

CONSENT TO SERVICE OF PROCESS

The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this annual report arises, which Form F-X is incorporated herein by reference. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Company. Vancouver, Canada

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2024.	NORTHERN DYNASTY MINERALS LTD.

	By:	/s/ Ronald W. Thiessen
Ronald W. Thiessen
Chief Executive Officer

Page | 10

EXHIBIT INDEX

Exhibit

Number	Exhibit Description

97.1	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation

99.1	Annual Information Form of the Company for the year ended December 31, 2023

99.2

Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2023, and 2022, together with the reports of the Independent Registered Public Accounting Firm thereon and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023

99.3	Management’s Discussion and Analysis for the year ended December 31, 2023

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Deloitte LLP

99.9	Consent of James Westcott Bott, P.E.

99.10	Consent of Les Galbraith, P.Eng.

99.11	Consent of Hassan Ghaffari, P.Eng.

99.12	Consent of Sabry Abdel Hafez, PhD, P.Eng.

99.13	Consent of Robin Kalanchey, P.Eng.

99.14	Consent of Greg Z. Mosher, P.Geo.

99.15	Consent of Stuart J. Parks, P.E.

99.16	Consent of Graeme Roper, P.Geo.

99.17	Consent of Steven R. Rowland, P.E.

99.18	Consent of Scott Weston, P.Geo.

Page | 11