Form 40-F
period 2024-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2025-03-28
CIK 1164771

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024	Commission File Number: 001-32210

NORTHERN DYNASTY MINERALS LTD
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

14th Floor, 1040 West Georgia Street

Vancouver, British Columbia

Canada V6E 4H1

(604) 684-6365

(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company

Suite 400, 2711 Centerville Road

Wilmington, DE 19808

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 537,791,881 Common Shares as at December 31, 2024.

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

Northern Dynasty is a Canadian public company whose common shares are listed on the Toronto Stock Exchange under the symbol NDM and the NYSE American Exchange (“NYSE American”) under the symbol NAK.  Northern Dynasty is “foreign private issuer” and is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”).  The equity securities of the Company are further exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2024 (the “AIF”)	99.1
Audited Consolidated Financial Statements of the Company as at and for the years ended December 31, 2024 and 2023, including the reports of the Independent Registered Public Accounting Firm with respect thereto (the “Audited Financial Statements”)	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2024 (the “MD&A”)	99.3

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

Page | 2

•

the success of (i) the action that has commenced in the United States (“U.S.”) federal court challenging the U.S. Environmental Protection Agency (“EPA")’s actions and the record of decision (“ROD”) issued by the United States Army Corps of Engineers (“USACE”) on November 20, 2020 (the “2020 ROD”), denying the permit application of the Pebble Partnership, and the ROD issued on April 15, 2024 (the “2024 ROD”), in connection with the EPA’s final determination, issued on January 30, 2023 (the “Final Determination”) under Section 404 of the Clean Water Act (“CWA”), to prevent the Company and the Pebble Partnership from building a mine at the Pebble Project and our related litigation approach, and (ii) our action in the U.S. federal court asserting that the Final Determination constitutes an unconstitutional "taking" of property;

•	if the challenge to the EPA’s Final Determination and the USACE’s 2020 ROD and 2024 ROD are successful, our ability to obtain the issuance of a positive final ROD under section 404 of the CWA and obtain other federal and state permits required for the Pebble Project, including under the CWA, the National Environmental Policy Act (“NEPA”), and relevant legislation;

•	any actions that may be taken by the EPA further to the executive order of President Trump dated January 20, 2025, entitled “Unleashing Alaska’s Extraordinary Resource Potential” (the “2025 Executive Order”);

•	the outcome of the U.S. government investigation involving the Company;

•	our plan of operations, including our plans to carry out and finance exploration and development activities and our budget for planned expenditures to be carried out during 2025;

•	our ability to raise capital for exploration, permitting and development activities and meet our working capital requirements;

•	our expected financial performance in future periods;

•	our expectations regarding the exploration and development potential of the Pebble Project;

•	the outcome of the legal proceedings in which we are engaged;

•	the contribution of the Pebble Project to the U.S. federal, state, and regional economies;

•	that any additional prepayment investments will be made in connection with our gold and silver production royalty agreement for the Pebble Project;

•	the uncertainties related to the conflicts in Ukraine and the Middle East; and

•	factors relating to our investment decisions.

Certain of the assumptions we have made include assumptions regarding, among other things:

•	that we will ultimately be able to demonstrate that the Pebble Project can be economically developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state, and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of the Pebble Project;

•	that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

Page | 3

•	that we will be successful in challenging the Final Determination and the USACE’s 2020 ROD and 2024 ROD through the legal actions that we have commenced or that these decisions will be reversed;

•	that, after such success, we will ultimately succeed in receiving a positive ROD from the USACE and the necessary permits for the Pebble Project;

•	that the market prices of copper, gold, molybdenum, silver and rhenium will not significantly decline or stay depressed for a lengthy period;

•	that our key personnel will continue their employment with us; and

•	that we will continue to be able to secure adequate financing on acceptable terms.

Some of the risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include:

•	we may be unsuccessful in the legal actions that we have commenced to challenge the Final Determination

•	we may be unsuccessful in the legal actions that we have commenced to challenge the USACE’s permitting decisions;

•	even if we succeed in our legal actions to reverse the Final Determination and the USACE’s permitting decisions, we may be unsuccessful in receiving a positive ROD from the USACE and the necessary permits required for the Pebble Project and, specifically, we may be unsuccessful in our efforts to present a revised CMP to the Alaska District that will address the concerns of the Alaska District as to the impacts of the Pebble Project;

•	there is no assurance that the 2025 Executive Order will result in any change to the EPA’s Final Determination or the EPA’s defense of the legal actions that we have commenced to reverse the Final Determination and the USACE’s permitting decisions;

•	the actual expenditures for 2025 may be more than we have budgeted;

•	if we are successful in our “takings” case against the U.S. (currently paused while the actions to reverse the Final Determination and the USACE’s permitting decisions are proceeding), there is no assurance as to any amount that we would ultimately recover;

•	our inability to ultimately obtain permitting at the Pebble Project;

•	our inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

•

despite resolving the shareholder class action litigation claims that were filed with the Court in the U.S., we may still need to litigate securities litigation claims that might be filed on an individual (non-class) basis with respect to any shareholders who “opted-out” of the U.S. applicable class settlement;

•	the uncertainty of the outcome of current or future government investigations and inquiries, including but not limited to, matters before a federal grand jury in Alaska;

•	our ability to obtain funding for working capital and other corporate purposes associated with advancement of the Pebble Project;

Page | 4

•	the royalty holder under our gold and silver production royalty agreement may not increase its investment;

•	an inability to continue to fund exploration and development activities and other operating costs;

•	our actual operating expenses may be higher than projected;

•	the highly cyclical and speculative nature of the mineral resource exploration business;

•	the technical uncertainties of the Pebble Project and the lack of established reserves on the Pebble Project;

•	an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue as a going concern;

•	the potential for loss of the services of key executive officers;

•	a history of, and expectation of further, financial losses from operations impacting our ability to continue as a going concern;

•	the volatility of gold, copper, molybdenum, silver and rhenium prices and share prices of mining companies;

•	uncertainty related to the conflicts in Ukraine and the Middle East;

•	the impact of inflation on project costs and budgets going forward;

•	the inherent risk involved in the exploration, development and production of minerals and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

•	the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

•	potential claims by third parties to titles or rights involving the Pebble Project;

•	the uncertainty of the outcome of current or future litigation including but not limited to, our challenge of the Final Determination;

•	the possible inability to insure our operations against all risks;

•	the highly competitive nature of the mining business;

•	the terms of the convertible notes may adversely impact our ability to complete future equity financings;

•	the potential equity dilution to current shareholders due to future equity financings or from the exercise of share purchase options and warrants to purchase Company’s common shares; and

•	that we have never paid dividends and will not do so in the foreseeable future.

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

Page | 5

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

The SEC adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. The SEC Modernization Rules include the adoption of definitions of the following terms, which are substantially similar to the corresponding terms under the CIM Definition Standards under “Canadian Mineral Property Disclosure Standards and Resource Estimates”:

•	mineral resource;

•	measured mineral resource;

•	indicated mineral resource;

•	inferred mineral resource;

•	mineral reserve;

•	proven mineral reserve;

•	probable mineral reserve;

•	modifying factors;

•	feasibility study; and

•	preliminary feasibility study (or “pre-feasibility study”).

With the adoption of the SEC Modernization Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  In addition, the SEC amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definitions.

Page | 6

We are not required to provide disclosure on our mineral properties, including the Pebble Project, under the SEC Modernization Rules as we are presently a “foreign issuer” under the Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS between Canada and the United States (“U.S.”).  Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties, including the Pebble Project, in accordance with NI 43-101 disclosure standards and CIM Definition Standards.  However, if we either cease to be a “foreign issuer” or cease to be entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules.  Accordingly, U.S. investors are cautioned that the disclosure that we provide on our mineral properties, including the Pebble Project, in this annual report and under our continuous disclosure obligations under the Exchange Act may be different from the disclosure that we would otherwise be required to provide as a domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

U.S. investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral resources that we may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

U.S. investors are also cautioned that while the SEC will recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all the mineral deposits in these categories will ever be converted into mineral reserves.  Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that we report in this annual report are or will be economically or legally mineable.

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

For the above reasons, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

IFRS Accounting Standards

The Company is permitted under MJDS to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company’s Audited Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee.

Page | 7

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

Management's Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as at December 31, 2024.

See sections "1.15.2, Disclosure Controls and Procedures, 1.15.3, Management’s Report on Internal Control over Financial Reporting (“ICFR”), and 1.15.4, Limitations of Controls and Procedures" in our MD&A incorporated herein by reference.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting (“ICFR”), as defined by Rule 13a-15(f) and 15d-15(f) of the Exchange Act, is a process designed by, or under the supervision of the Company’s principal executive and principal financial officers or persons performing similar functions and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Company’s ICFR includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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

Page | 8

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the Exchange Act) for the Company.

The Company’s management, with the participation of the CEO and CFO, assessed the effectiveness of the Company’s ICFR as of December 31, 2024.  In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on its assessment, management has concluded that the Company’s ICFR was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

The Company’s ICFR as of December 31, 2024, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2024.  Deloitte LLP’s attestation report on the Company’s ICFR as of December 31, 2024, is included in the Company’s Audited Consolidated Financial Statements incorporated herein by reference (exhibit 99.2).

No Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s ICFR that occurred during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

Page | 9

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

During the Company’s fiscal year ended December 31, 2024, the Company did not i) substantially amend the Company’s Code of Ethics or ii) grant a waiver, including any implicit waiver, from any provision of the Company’s Code of Ethics, with respect to any of the directors, executive officers or employees subject to it.

NYSE AMERICAN CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on NYSE American.  Section 110 of the NYSE American LLC Company Guide permits NYSE American to consider the laws, customs and practices of their home country in relaxing certain NYSE American listing criteria otherwise applicable to foreign issuers, and grants exemptions from NYSE American listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE American standards is contained on the Company’s website at www.northerndynastyminerals.com.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977.  The Company was not the operator of a mine in the U.S. during the fiscal year ended December 31, 2024.

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

Page | 10

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025.	NORTHERN DYNASTY MINERALS LTD.

	By:	/s/ Ronald W. Thiessen
Ronald W. Thiessen Chief Executive Officer

Page | 11

EXHIBIT INDEX

Exhibit Number	Exhibit Description

97.1	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation [i]

99.1	Annual Information Form of the Company for the year ended December 31, 2024

99.2

Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2024, and 2023, together with the reports of the Independent Registered Public Accounting Firm thereon and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024

99.3	Management’s Discussion and Analysis for the year ended December 31, 2024

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Deloitte LLP

99.9	Consent of James Westcott Bott, P.E.

99.10	Consent of Les Galbraith, P.Eng.

99.11	Consent of Hassan Ghaffari, P.Eng.

99.12	Consent of Sabry Abdel Hafez, PhD, P.Eng.

99.13	Consent of Robin Kalanchey, P.Eng.

99.14	Consent of Greg Z. Mosher, P.Geo.

99.15	Consent of Stuart J. Parks, P.E.

99.16	Consent of Graeme Roper, P.Geo.

99.17	Consent of Steven R. Rowland, P.E.

99.18	Consent of Scott Weston, P.Geo.

__________________________

i Incorporated by reference from our Annual Report on Form 40-F for the year ended December 31, 2023

Page | 12