Form 40-F
period 2025-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2026-03-31
CIK 1164771

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025                                            Commission File Number: 001-32210

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

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, no par value	NAK	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual Information Form                          ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 558,461,162 Common Shares as at December 31, 2025.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒       No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

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

☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Auditor Location: Vancouver, BC Canada

☐

INTRODUCTORY INFORMATION

In this annual report, references to “we”, “our”, “us”, the “Company” or “Northern Dynasty”, mean Northern Dynasty Minerals Ltd. its subsidiaries and consolidated interests, unless the context suggests otherwise.

Northern Dynasty is a Canadian public company whose common shares are listed on the Toronto Stock Exchange under the symbol NDM and the NYSE American Exchange (“NYSE American”) under the symbol NAK.  Northern Dynasty is “foreign private issuer” and is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”).  The equity securities of the Company are exempt from Sections 14(a), 14(b), 14(c), 14(f), 16(b) and 16(c) of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.  By the order of the SEC issued on March 5, 2026, directors and officers of the Company will continue to remain exempt from insider reporting obligations under section 16(a) of the Exchange Act, provided they comply with Canadian insider reporting requirements prescribed by National Instrument 55-104 – Insider Reporting Requirements and Exemptions.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2025 (the “AIF”)	99.1
Audited Consolidated Financial Statements of the Company as at and for the years ended December 31, 2025 and 2024, including the reports of the Independent Registered Public Accounting Firm with respect thereto (the “Audited Financial Statements”)	99.2
Management’s Discussion and Analysis of the Company for the year ended December 31, 2025 (the “MD&A”)	99.3

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

Page | 2

Other forward-looking statements include, among others, statements regarding:

•	our goal regarding the potential for securing the necessary permitting for the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

•

the success of (i) the action that has commenced in the United States (“U.S.”) federal court challenging the U.S. Environmental Protection Agency (“EPA")’s actions and the record of decisions (“RODs”) issued by the United States Army Corps of Engineers (“USACE”) on November 20, 2020 (the “2020 ROD”), denying the permit application of the Pebble Partnership, and on April 15, 2024 (the “2024 ROD”), in connection with the EPA’s final determination, issued on January 30, 2023 (the “Final Determination”) under Section 404 of the Clean Water Act (“CWA”), to prevent the Company and the Pebble Partnership from building a mine at the Pebble Project and our related litigation approach, and (ii) any summary judgement proceedings taken in connection with this action; and (iii) our action in the U.S. federal court asserting that the Final Determination constitutes an unconstitutional "taking" of property;

•

if the challenge to the EPA’s Final Determination and the USACE’s 2020 ROD and 2024 ROD are successful, our ability to obtain the issuance of a positive final ROD under section 404 of the CWA and obtain other federal and state permits required for the Pebble Project, including under the CWA, the National Environmental Policy Act (“NEPA”), and relevant legislation;

•	the timing of court hearings in our summary judgement proceedings against the EPA and any resulting decision of the Alaska federal court;

•

any actions that may be taken by the EPA further to the executive order of President Trump dated January 20, 2025, entitled “Unleashing Alaska’s Extraordinary Resource Potential” (the “2025 Executive Order”);

•	the outcome of the U.S. government investigation involving the Company;

•	our plan of operations, including our plans to carry out and finance exploration and development activities and our budget for planned expenditures to be carried out during 2026;

•	our ability to raise capital for exploration, permitting and development activities and meet our working capital requirements;

•	our expected financial performance in future periods;

•	our expectations regarding the exploration and development potential of the Pebble Project;

•	the outcome of the legal proceedings in which we are engaged;

•	the contribution of the Pebble Project to the U.S. federal, state, and regional economies;

•	the uncertainties related to the conflicts in Ukraine and the Middle East; and

•	factors relating to our investment decisions.

Page | 3

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

Some of the risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include:

•	we may be unsuccessful in the legal actions that we have commenced to challenge the Final Determination including our motions to proceed by way of summary judgment;

•	we may be unsuccessful in in seeking to challenge the USACE’s permitting decisions;

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

•	the actual expenditures for 2026 may be more than we have budgeted;

•

if we are successful in our “takings” case against the U.S. (currently paused while the actions to reverse the Final Determination and the USACE’s permitting decisions are proceeding), there is no assurance as to any amount that we would ultimately recover;

•	our inability to ultimately obtain permitting at the Pebble Project;

Page | 4

•

our inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

•

despite resolving the shareholder class action litigation claims that were filed with the Court in the U.S. and Canada, we may still need to litigate securities litigation claims that might be filed on an individual (non-class) basis with respect to any shareholders who “opted-out” of the U.S. class settlement;

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

•	potential claims by third parties to titles or rights involving the Pebble Project;

•	the uncertainty of the outcome of current or future litigation including but not limited to, our challenge of the EPA’s Final Determination;

•	the possible inability to insure our operations against all risks;

•	the highly competitive nature of the mining business;

•	the terms of the convertible notes may adversely impact our ability to complete future equity financings;

•	the potential equity dilution to current shareholders due to future equity financings or from the exercise of outstanding share purchase options to purchase Company’s common shares; and

•	that we have never paid dividends and will not do so in the foreseeable future.

Page | 5

The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the finalization of the project plan for the Pebble Project, including the financial results of the 2023 Preliminary Economic Assessment, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) the completion of all necessary engineering for mining, processing and infrastructure facilities, (v) our ability to secure a partner for the development of the Pebble Project, and (vi) our receipt of significant additional financing to fund these objectives as well as funding mine construction.

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

In 2018, the SEC adopted amendments to its disclosure rules (the “SEC Mineral Disclosure Rules”) to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act.  The SEC Mineral Disclosure Rules include definitions of the following terms, which are substantially similar to the corresponding terms under the CIM Definition Standards under “Canadian Mineral Property Disclosure Standards and Resource Estimates”:

•	mineral resource;

•	measured mineral resource;

•	indicated mineral resource;

•	inferred mineral resource;

•	mineral reserve;

•	proven mineral reserve;

•	probable mineral reserve;

•	modifying factors;

•	feasibility study; and

•	preliminary feasibility study (or “pre-feasibility study”).

Page | 6

With the adoption of the SEC Mineral Disclosure Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  In addition, the SEC amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definitions.

We are not required to provide disclosure on our mineral properties, including the Pebble Project, under the SEC Mineral Disclosure Rules as we are presently a “foreign issuer” under the Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS between Canada and the U.S.  Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties, including the Pebble Project, in accordance with NI 43-101 disclosure standards and CIM Definition Standards.  However, if we either cease to be a “foreign issuer” or cease to be entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Mineral Disclosure Rules.  Accordingly, U.S. investors are cautioned that the disclosure that we provide on our mineral properties, including the Pebble Project, in this annual report and under our continuous disclosure obligations under the Exchange Act may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign issuer under the SEC Mineral Disclosure Rules.

U.S. investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Mineral Disclosure Rules and the CIM Definition Standards. Accordingly, there is no assurance that any mineral resources that we may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Mineral Disclosure Rules.

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

Management's Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as of December 31, 2025.

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

Page | 8

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

The Company’s management, with the participation of the CEO and CFO, assessed the effectiveness of the Company’s ICFR as of December 31, 2025.  In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on its assessment, management has concluded that the Company’s ICFR was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

The Company’s ICFR as of December 31, 2025 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2025.  Deloitte LLP’s attestation report on the Company’s ICFR as of December 31, 2025 is included in the Company’s Audited Consolidated Financial Statements incorporated herein by reference (exhibit 99.2).

No Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s ICFR that occurred during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

AUDIT COMMITTEE

Our Board of Directors (the “Board”) has established a separately-designated independent Audit and Risk Committee (the “Audit Committee”) of the Board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements.  As of the date of this annual report, the Audit Committee was comprised of Wayne Kirk, Stephen Meyer (Chair) and Ken Pickering.  The Board has determined that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE American LLC Company Guide.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. Stephen Meyer is an audit committee financial expert (as that term is defined in paragraph (8)(b) of General Instruction B to Form 40-F) and is an independent director under applicable securities laws and the listing requirements of the NYSE American LLC.

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

During the Company’s fiscal year ended December 31, 2025, the Company did not i) substantially amend the Company’s Code of Ethics or ii) grant a waiver, including any implicit waiver, from any provision of the Company’s Code of Ethics, with respect to any of the directors, executive officers or employees subject to it.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the fiscal year concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. The Company was not the operator of a mine in the U.S. during the fiscal year ended December 31, 2025.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Page | 10

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

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

NORTHERN DYNASTY MINERALS LTD.

Date: March 30, 2026.	By:	/s/ Ronald W. Thiessen
Ronald W. Thiessen
Chief Executive Officer

Page | 11

EXHIBIT INDEX

Exhibit Number	Exhibit Description

97.1	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation [i]

99.1	Annual Information Form of the Company for the year ended December 31, 2025

99.2

Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2025, and 2024, together with the reports of the Independent Registered Public Accounting Firm thereon and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025

99.3	Management’s Discussion and Analysis for the year ended December 31, 2025

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Deloitte LLP

99.9	Consent of James Westcott Bott, P.E.

99.10	Consent of Les Galbraith, P.Eng.

99.11	Consent of Hassan Ghaffari, P.Eng.

99.12	Consent of Sabry Abdel Hafez, PhD, P.Eng.

99.13	Consent of Robin Kalanchey, P.Eng.

99.14	Consent of Greg Z. Mosher, P.Geo.

99.15	Consent of Stuart J. Parks, P.E.

99.16	Consent of Graeme Roper, P.Geo.

99.17	Consent of Steven R. Rowland, P.E.

99.18	Consent of Scott Weston, P.Geo.

____________________

i Incorporated by reference from our Annual Report on Form 40-F for the year ended December 31, 2023

Page | 12