Form 40-F/A
period 2025-12-31
NORTHERN DYNASTY MINERALS LTD
filed 2026-09-15
CIK 1164771

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No.1)

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

14th Floor, 1040 West Georgia Street

Vancouver, British Columbia

Canada V6E 4H1

(604) 684-6365

(Address and telephone number of Registrant's principal executive offices)

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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report: 558,461,162 Common Shares as at December 31, 2025.

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

Yes ☒ No ☐

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

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Auditor Location: Vancouver, BC Canada

☐

EXPLANATORY NOTE

Northern Dynasty Minerals Ltd (the “Company”) is filing this Amendment No. 1 (the “Amendment No. 1”) to its original Annual Report on Form 40-F for the year ended December 31, 2025 (the “Original 2025 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2026, in order to provide (i) an updated consent of Deloitte LLP to include reference to the registration statement on Form F-10 (File No. 333-288224), as amended, which reference was inadvertently omitted in the consent of Deloitte LLP filed with the Original 2025 Annual Report, (ii) updated certifications of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and (iii) the Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation (the “Compensation Clawback Policy”). The updated consent of Deloitte LLP is filed as Exhibit 99.8 to this Amendment No. 1. The updated CEO and CFO certifications are filed as Exhibits 99.4 and 99.5 to this Amendment No. 1. The Compensation Clawback Policy is filed as Exhibit 97.1 to this Amendment No. 1.

This Amendment No. 1 consists of a cover page, this explanatory note, the signature page, the exhibit index, the updated consent of Deloitte LLP filed as Exhibit 99.8, the updated CEO and CFO certifications filed as Exhibits 99.4 and 99.5, and the Compensation Clawback Policy as Exhibit 97.1.

Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Original 2025 Annual Report nor does this Amendment No. 1 reflect any events that have occurred after the Original 2025 Annual Report was filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.

Date: September 14, 2026.	By:	/s/ Ronald W. Thiessen
Ronald W. Thiessen
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

97.1	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation(2)

99.1	Annual Information Form of the Company for the year ended December 31, 2025(1)

99.2	Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2025, and 2024, together with the reports of the Independent Registered Public Accounting Firm thereon and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025(1)

99.3	Management's Discussion and Analysis for the year ended December 31, 2025(1)

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

99.8	Consent of Deloitte LLP(2)

99.9	Consent of James Westcott Bott, P.E.(1)

99.10	Consent of Les Galbraith, P.Eng.(1)

99.11	Consent of Hassan Ghaffari, P.Eng.(1)

99.12	Consent of Sabry Abdel Hafez, PhD, P.Eng.(1)

99.13	Consent of Robin Kalanchey, P.Eng.(1)

99.14	Consent of Greg Z. Mosher, P.Geo.(1)

99.15	Consent of Stuart J. Parks, P.E.(1)

99.16	Consent of Graeme Roper, P.Geo.(1)

99.17	Consent of Steven R. Rowland, P.E.(1)

99.18	Consent of Scott Weston, P.Geo.(1)

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

____________________

(1) Previously filed as an exhibit to the Original 2025 Annual Report.

(2) Filed as an exhibit to this Amendment No. 1.